Form 10-K405, Exhibit 13
period 1997-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1998-03-30
CIK 1031296, 20947, 73960, 77278, 352049

                                         FIRSTENERGY CORP.

                                     SELECTED FINANCIAL DATA
                                            1997       1996         1995        1994      1993
----------------------------------------------------------------------------------------------------
                                                     (In thousands, except per share amounts)
Operating Revenues                       $ 2,821,435  $2,469,785  $2,465,846  $2,368,191  $2,369,940
                                         -----------------------------------------------------------
Net Income                               $   305,774  $  302,673  $  294,747  $  281,852  $   59,017
                                         -----------------------------------------------------------
Earnings per Share of Common Stock             $1.94       $2.10       $2.05       $1.97       $0.39
Dividends Declared per Share
 of Common Stock                               $1.50       $1.50       $1.50       $1.50       $1.50
                                         -----------------------------------------------------------
Total Assets                             $18,080,795  $9,054,457  $8,892,088  $9,045,255  $8,964,841
                                         -----------------------------------------------------------
Capitalization at December 31:
  Common Stockholders' Equity            $ 4,159,598  $2,503,359  $2,407,871  $2,317,197  $2,243,292
  Preferred Stock:
    Not Subject to Mandatory
     Redemption                              660,195     211,870     211,870     328,240     328,240
    Subject to Mandatory Redemption          334,864     155,000     160,000      40,000      45,500
  Long-Term Debt                           6,969,835   2,712,760   2,786,256   3,166,593   3,039,263
                                         -----------------------------------------------------------
    Total Capitalization                 $12,124,492  $5,582,989  $5,565,997  $5,852,030  $5,656,295
                                         ===========================================================


                                      PRICE RANGE OF COMMON STOCK

     FirstEnergy Corp.'s Common Stock is listed on the New York Stock Exchange and is traded on other registered exchanges. Trading of the common stock began on November 10, 1997. Prices represent Ohio
Edison Company Common Stock before November 10, 1997 and FirstEnergy Corp. Common Stock beginning
November 10, 1997.

                                             1997                 1996
----------------------------------------------------------------------------
First Quarter High-Low                23-7/8    20-7/8      24-7/8    21-7/8
                                      --------------------------------------
Second Quarter High-Low               22        19-1/4      23        20-1/4
                                      --------------------------------------
Third Quarter High-Low                23-5/8    21-3/4      22-1/4    19-1/4
                                      --------------------------------------
Fourth Quarter High-Low               29      22-13/16      23-1/4    19-3/8
                                      --------------------------------------
Yearly High-Low                       29      19-1/4        24-7/8    19-1/4
                                      --------------------------------------

Prices are based on reports published in The Wall Street Journal for New York Stock Exchange Composite Transactions.




                CLASSIFICATION OF HOLDERS OF COMMON STOCK AS OF DECEMBER 31, 1997
                              Holders of Record             Shares Held
----------------------------------------------------------------------------
                              Number        %            Number         %
----------------------------------------------------------------------------
Individuals                  179,862      82.41        61,232,003     26.60
Fiduciaries                   36,439      16.69        12,348,785      5.36
Nominees                          60       0.02       155,109,173     67.38
All Others                     1,928       0.88         1,517,180      0.66
                            -----------------------------------------------
  Total                      218,289     100.00       230,207,141    100.00
                            ===============================================


As of January 31, 1998, there were 217,565 holders of 230,207,141 shares of the Company's Common Stock. Information regarding retained earnings available for payment of cash dividends is given in Note 4A.



                   MANAGEMENT'S DISCUSSION AND
              ANALYSIS OF RESULTS OF OPERATIONS
                   AND FINANCIAL CONDITION

          This discussion includes forward looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate", "potential", "expect", "believe", "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, legislative and regulatory changes (including revised environmental requirements), availability and cost of capital and other similar factors.

RESULTS OF OPERATIONS

          FirstEnergy Corp. was formed when the merger of Ohio Edison Company (OE) and Centerior Energy Corporation (Centerior) became effective on November 8, 1997. The Federal Energy Regulatory Commission (FERC) approved our merger on October 29, 1997, and the Securities and Exchange Commission followed with their approval on November 5, 1997. The merger of the companies has been accounted for by using purchase accounting under the guidelines of Accounting Principles Board Opinion No. 16, "Business Combinations." Under purchase accounting, the results of operations for the combined entity are reported from the point of consummation forward. As a result, FirstEnergy financial statements for 1997 reflect twelve months of operations for OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), but include only seven weeks (November 8, 1997 to December 31, 1997) for the former Centerior companies, which include The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE). Results reported for prior periods are for OE and Penn only (OE companies).

          We continued to make significant progress in 1997 as our companies prepare for a more competitive environment in the electric utility industry. The most significant event during the year was the consummation of our merger. We expect the merger to produce a minimum of $1 billion in savings during the first ten years of joint operations through the elimination of duplicative activities, improved operating efficiencies, lower capital expenditures, accelerated debt reduction, the coordination of the Companies' work forces and enhanced purchasing opportunities.

          During 1997, we reviewed every facet of our operations to determine best practices and opportunities for increasing efficiency and reducing costs. On January 29, 1998, our workforce was reduced by 310 employees to eliminate duplicative activities resulting from the merger. Total merger-related staffing reductions to date are 1,336, including 582 employees who recently accepted voluntary retirement programs and 444 employees who left the Companies in 1997 and were not replaced. These reductions are expected to produce approximately $90 million in annual savings.

          Earnings per share of $1.94 for 1997 were adversely affected by net nonrecurring charges, primarily related to the staffing reductions discussed above, amounting to $.22 per share. Excluding these charges, 1997 earnings per share were $2.16, compared to $2.10 in 1996. The 1997 results reflect accelerated depreciation and amortization of nuclear and regulatory assets totaling approximately $211 million under OE's Rate Reduction and Economic Development Plan and Penn's Rate Stability and Economic Development Plan; results for 1996 included approximately $178 million of accelerated depreciation and amortization. The 1996 results compared favorably to earnings of $2.05 per share in 1995.

          Operating revenues were up $351.7 million in 1997, compared to 1996. Excluding the seven weeks of former Centerior results, we achieved record operating revenues for the third consecutive year with an increase of $3.8 million over 1996. The OE companies also achieved record retail sales for the fifth consecutive year. The following table summarizes the sources of changes in operating revenues for the OE companies for 1997 and 1996 as compared to the previous year:

                                               1997        1996
---------------------------------------------------------------
                                               (In millions)
  Increased retail kilowatt-hour sales        $  7.8     $ 58.1
  Change in average retail prices               13.3      (46.1)
  Sales to utilities                           (25.8)      (4.5)
  Other                                          8.5       (3.6)
---------------------------------------------------------------
  Net Increase                                $  3.8     $  3.9
===============================================================

          An improving local economy helped the OE companies achieve record retail sales of 27.3 billion kilowatt-hours. Our customer base continues to grow with approximately 4,900 new retail customers added in 1997, after gaining more than 12,200 customers the previous year. Residential sales decreased 0.8% in 1997, following a 1.8% gain the previous year. Commercial sales rose 1.2% and 1.3% in 1997 and 1996, respectively. Increased demand by rubber and plastics and primary metal manufacturers contributed to a 1.0% rise in industrial sales during 1997, following a 5.5% increase the previous year. Sales to other utilities fell 26.4% in 1997 as a result of the December 31, 1996 expiration of a one-year contract with another utility to supply 250 megawatts of power. This follows a 2.7% increase the previous year. As a result of the above factors, total kilowatt-hour sales for the OE companies dropped 5.0%, compared with sales in 1996, which were up 3.0% from 1995.

          Fuel and purchased power expenses increased $29.6 million in 1997. Excluding the seven weeks of former Centerior results, fuel and purchased power costs were down $19.4 million. Because of lower total kilowatt-hour sales, the OE companies spent less for fuel and purchased power during 1997, compared to 1996 costs, which were also down compared to 1995. Higher nuclear expenses in 1997 reflect increased operating costs at the Beaver Valley Plant and the seven weeks of former Centerior results. Excluding the Centerior costs, 1997 nuclear expenses increased $20 million compared to 1996. Nuclear operating costs were lower in 1996, compared to 1995, due primarily to lower refueling outage cost levels. Other operating costs in 1997 were $105.6 million higher than in 1996. The seven weeks of Centerior results contributed $81 million to the increase. For the OE companies, the increase in other operating costs in 1997 reflects a fourth quarter charge of approximately $41.5 million for the voluntary retirement program mentioned above and estimated severance expenses. These cost increases were partially offset by gains on the sale of emission allowances during the year. The decrease in other operating costs in 1996, compared to 1995, reflects lower maintenance costs at our fossil-fuel generating units.

          The changes in depreciation and regulatory asset amortization in 1997 and 1996 reflect accelerations under the regulatory plans discussed above. The changes between 1997 and 1996 also include $31.2 million of former Centerior depreciation, $6.2 million of former Centerior regulatory asset amortization and $7.7 million of goodwill amortization. General taxes were up $40.2 million in 1997, compared to 1996. Excluding the former Centerior's results for the seven weeks ended December 31, 1997, general taxes were down $7 million, compared to last year. The decrease in 1997 was due to lower property taxes and an adjustment in the second quarter of 1997 which reduced the OE companies' liabilities for gross receipts taxes.

          Other income rose $20.8 million in 1997. The former Centerior's seven-week results contributed $5.6 million of the increase. For the OE companies, the increases in other income in 1997 and 1996 were principally due to higher investment income-- primarily through our PNBV Capital Trust investment, which was effective in the third quarter of 1996. Excluding the seven-week results for the former Centerior, overall interest costs continue to trend downward. For the OE companies, total interest costs were $4.2 million lower in 1997 than in 1996. Interest on long-term debt decreased due to our economic refinancings and redemption of higher-cost debt totaling approximately $282 million that had been outstanding as of December 31, 1996. Other interest expense increased compared to 1996 due mainly to higher levels of short-term borrowing. We also discontinued deferring nuclear unit interest in the second half of 1995, consistent with OE's regulatory plan.

CAPITAL RESOURCES AND LIQUIDITY

          We have significantly improved our financial position over the past five years. For the OE companies, cash generated from operations was nearly 25% higher in 1997 than it was in 1992 due to higher revenues and aggressive cost controls. At the same time, return on common equity improved from 10.8% in 1992 to 12.1% in 1997, excluding the net nonrecurring charges discussed above. By the end of 1997, the OE companies were serving about 57,000 more customers than they were five years ago, with approximately 2,000 fewer employees. As a result, our customer/employee ratio has increased by 56% over the past five years, standing at 264 customers per employee at the end of 1997, compared with 169 at the end of 1992. In addition, capital expenditures for the OE companies have dropped substantially during that period. Expenditures in 1997 were approximately 37% lower than they were in 1992 and annual depreciation charges have exceeded property additions since the end of 1987.

          Over the past five years, the OE companies have aggressively taken advantage of opportunities in the financial markets to reduce our average capital costs. Through refinancing activities, we have reduced the average cost of debt from 8.53% at the end of 1992 to 7.77% at the end of 1997. Excluding the nonrecurring charges mentioned above, our fixed charge coverage ratios continue to improve. The indenture ratio, which is used to determine OE's ability to issue first mortgage bonds, improved from
4.34 at the end of 1992 to 6.21 at the end of 1997. Over the same period, the charter ratio--a measure of our ability to issue preferred stock--improved from 1.89 to 2.35.

          At the end of 1997, FirstEnergy's common equity as a percentage of capitalization stood at 34% compared to 40% at the end of 1992 for OE. This decrease occurred due to the addition of $4.4 billion of debt, $633.2 million of preferred stock and $1.6 billion of equity to our capital structure as a result of the merger.

          Our cash requirements in 1998 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. During 1997, the OE companies reduced their total debt by approximately $245 million. FirstEnergy has cash requirements of approximately $2.4 billion for the 1998-2002 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $288 million applies to 1998.

          We had about $98.2 million of cash and temporary investments and $302.2 million of short-term indebtedness on December 31, 1997. As of December 31, 1997, we had the capability to borrow $61 million through unused OES Fuel credit facilities. In addition, our unused borrowing capability included $162 million under revolving lines of credit and $26 million of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

          Our capital spending for the period 1998-2002 is expected to be about $1.5 billion (excluding nuclear fuel), of which approximately $385 million applies to 1998. These spending plans include investing approximately $300 million during the five-year period ($65 million in 1998) in nonregulated business ventures. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $518 million, of which about $85 million applies to 1998. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $380 million and $112 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments (net of related trust income) of approximately $1.0 billion for the 1998-2002 period, of which approximately $189 million relates to 1998. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

Interest Rate Risk

          Our exposure to fluctuations in market interest rates is mitigated by the fact that a significant portion of our debt has fixed interest rates, as noted in the following table. As discussed in Note 3, our investments in capital trusts effectively reduce future lease obligations, also reducing interest rate risk. As discussed in Note 1, changes in the market value of our decommissioning trust funds are recognized with a corresponding change to the decommissioning liability.

          The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions:

-------------------------------------------------------------------------------------------------
                                                                     There-               Fair
                               1998   1999    2000   2001    2002    after     Total     Value
                                            (Dollars in Millions)
-------------------------------------------------------------------------------------------------

Investments other than Cash
and Cash Equivalents
Fixed Income                  $ 39    $ 45    $ 56   $ 55    $ 83    $1,443    $1,721   $1,796
  Average interest rate        7.3%    7.4%    7.5%   7.7%    7.7%      6.2%     6.4%
-------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------
Long-term Debt
Fixed rate                    $267    $411    $369   $102    $745    $4,294    $6,188   $6,548
  Average interest rate        8.6%    7.6%    7.0%   8.7%    7.9%      7.8%      7.8%
Variable rate                         $215                           $  577    $  792   $  743
  Average interest rate                6.4%                             4.2%      4.8%
Short-term Borrowings         $302                                               $302   $  302
  Average interest rate        6.0%                                                6.0%
-------------------------------------------------------------------------------------------------
Preferred Stock               $ 21    $ 40    $ 39   $ 85    $ 19    $  140    $  344   $  362
  Average dividend rate        7.4%    8.9%    8.9%   8.9%    8.9%      8.8%      8.7%
-------------------------------------------------------------------------------------------------




OUTLOOK

          We face many competitive challenges in the years ahead as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, will be one of those challenges. Our regulatory plans provide the foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level.

          OE's Rate Reduction and Economic Development Plan was approved by the Public Utilities Commission of Ohio (PUCO) in 1995; Penn's Rate Stability and Economic Development Plan was approved by the Pennsylvania Public Utility Commission (PPUC) in the second quarter of 1996 and FirstEnergy's Rate Reduction and Economic Development Plan for CEI and TE was approved in January 1997. These regulatory plans initially maintain current base electric rates for OE, CEI and TE through December 31, 2005, and Penn through June 20, 2006. The plans also revised the Companies' fuel cost recovery methods.

          As part of OE's regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues by approximately $600 million during the regulatory plan period which is to be followed by a base rate reduction of approximately $300 million in 2006. The base rate freeze for CEI and TE is to be followed by a $310 million base rate reduction in 2006; interim reductions beginning in June 1998 of $3 per month will increase to $5 per month per residential customer by July 1, 2001. Total savings of $391 million are anticipated over the term of the plan for CEI's and TE's customers. CEI and TE have also committed $105 million for economic development and energy efficiency programs.

          All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO and PPUC have authorized OE and Penn to recognize additional capital recovery related to their generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan periods of at least $2 billion and $358 million, respectively, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates.

          Based on the regulatory environment we operate in today and the regulatory plans, we believe we will continue to be able to bill and collect cost-based rates relating to CEI's and TE's nonnuclear operations and all of OE's and Penn's operations; accordingly, it is appropriate that we continue the application of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). However, as discussed below, changes in the regulatory environment are on the horizon. With respect to Penn, we expect to discontinue the application of SFAS 71 for the generation portion of that business, possibly as early as 1998. We do not expect the impact of Penn discontinuing SFAS 71 to be material. As further discussed below, the Ohio legislature is in the discussion stages of restructuring the electric utility industry within the State. We do not expect any changes in regulation to be effective within the next two years and we cannot assess what the ultimate impact may be.

          The PUCO has authorized CEI and TE to recognize additional capital recovery related to their generating assets and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion more than the amounts that would have been recognized if the regulatory plans were not in effect. For regulatory purposes, these additional charges will be reflected over the rate plan period. The FirstEnergy regulatory plan does not provide for full recovery of CEI's and TE's nuclear operations. Accordingly, regulatory assets representing customer receivables for future income taxes related to nuclear assets of $794 million were written off prior to consummation of the merger since CEI and TE ceased application of SFAS 71 for their nuclear operations when implementation of the FirstEnergy regulatory plan became probable. At the consummation of the merger in November 1997, CEI and TE recognized a fair value purchase accounting adjustment which decreased the carrying value of their nuclear assets by approximately $2.55 billion. The fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $2 billion asset reduction commitment contained in the CEI and TE regulatory plan over the regulatory plan period.

          On September 30, 1997, Penn filed a restructuring plan with the PPUC. The plan describes how Penn will restructure its rates and provide customers with direct access to alternative electricity suppliers; customer choice is to be phased in over three years beginning in 1999, after completion of a two-year pilot program. Penn will continue to deliver power to homes and businesses through its transmission and distribution system, which remains regulated by the PPUC. Penn also plans to sell electricity and energy-related services in its own territory and throughout Pennsylvania as an alternative supplier through its nonregulated subsidiary, Penn Power Energy. Through the restructuring plan, Penn is seeking recovery of $293 million of stranded costs through a competitive transition charge starting in 1999 and ending in 2005, which is consistent with Penn's Rate Stability and Economic Development Plan currently in effect. The PPUC plans to hold public hearings on Penn's restructuring plan early in 1998.

          On January 6, 1998, the co-chairs of the Ohio General Assembly's Joint Select Committee on Electric Industry Deregulation released their draft report of a plan which proposes to give customers a choice from whom they buy electricity beginning January 1, 2000. No consensus has been reached by the full Committee; in the meantime, legislation consistent with the co-chairs' draft report may be introduced into the General Assembly by one or both of the co-chairs. We cannot predict when or if this legislation will be introduced and if it will be passed into law. We continue to study the potential effects that such legislation would have on our financial position and results of operations.

          The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and
(3) income from the external decommissioning trusts could be reported as investment income. The FASB reported in October 1997 that it plans to continue working on the proposal in 1998.

          The Clean Air Act Amendments of 1990, discussed in Note 6, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting the reduction requirements that begin in 2000.

          CEI and TE have been named as "potentially responsible parties" (PRPs) for three sites listed on the Superfund National Priorities List and are aware of their potential involvement in the cleanup of several other sites. Allegations that CEI and TE disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. If CEI and TE were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $313 million. However, we believe that the actual cleanup costs will be substantially lower than $313 million, that CEI's and TE's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. CEI and TE have accrued a $5.9 million liability as of December 31, 1997, based on estimates of the costs of cleanup and their proportionate responsibility for such cost. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

Impact of the Year 2000 Issue

          The Year 2000 Issue is the result of computer programs being written using two digits rather than four to identify the applicable year. Any of our programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failures or miscalculations.

          We currently believe that with modifications to existing software and conversions to new software, the Year 2000 Issue will pose no significant operational problems for our computer systems as so modified and converted. If these modifications and conversions are not made, or are not completed on a timely basis, the Year 2000 Issue could have a material impact on our operations.

          We have initiated formal communications with many of our major suppliers to determine the extent to which we are vulnerable to those third parties' failure to resolve their own Year 2000 problems. Our total Year 2000 project cost and estimates to complete are based on currently available information and do not include the estimated costs and time associated with the impact of a third party's Year 2000 Issue. There can be no guarantee that the failure of other companies to resolve their own Year 2000 issues will not have material adverse effect on us.

          We are utilizing both internal and external resources to reprogram and/or replace and test the software for Year 2000 modifications. Most of our Year 2000 problems will be resolved through system replacements. The different phases of our Year 2000 project will be completed at various dates, most of which occur in 1999. We plan to complete the entire Year 2000 project by mid-December 1999. Of the total project cost, approximately $64 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements, (i.e., the year 2000 solution comprises only a portion of the benefit resulting from the system replacements). The remaining $8 million will be expensed as incurred over the next two years. To date, we have incurred and expensed approximately $1 million related to the assessment of, and preliminary efforts in connection with, our Year 2000 project and the development of a remediation plan.

          The costs of the project and the date on which we plan to complete the Year 2000 modifications are based on management's best estimates, which were derived from numerous assumptions of future events including the continued availability of certain resources, and other factors. However, there can be no guarantee that this project will be completed as planned and actual results could differ materially from the estimates. Specific factors that might cause material differences include, but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer code, and similar uncertainties.


                                             FIRSTENERGY CORP.

                                   CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,                                1997         1996         1995
--------------------------------------------------------------------------------------------------
                                                        (In thousands, except per share amounts)
OPERATING REVENUES                                          $2,821,435    $2,469,785    $2,465,846
                                                            ----------    ----------    ----------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                     486,267       456,629       465,483
  Nuclear operating costs                                      312,123       247,708       289,717
  Other operating costs                                        526,072       420,523       446,967
                                                            ----------    ----------    -----------
    Total operation and maintenance expenses                 1,324,462     1,124,860     1,202,167
  Provision for depreciation and amortization                  431,431       355,780       256,085
  Amortization of net regulatory assets                         43,621        27,661         5,825
  General taxes                                                282,163       241,998       243,179
  Income taxes                                                 183,798       189,417       191,972
                                                            ----------    ----------    ----------
    Total operating expenses and taxes                       2,265,475     1,939,716     1,899,228
                                                            ----------    ----------    ----------
OPERATING INCOME                                               555,960       530,069       566,618

OTHER INCOME                                                    58,343        37,537        14,424
                                                            ----------    ----------    ----------

INCOME BEFORE NET INTEREST CHARGES                             614,303       567,606       581,042
                                                            ----------    ----------    ----------

NET INTEREST CHARGES:
  Interest on long-term debt                                   252,815       211,935       243,570
  Deferred nuclear unit interest                                     -             -        (4,250)
  Allowance for borrowed funds used during
    construction and capitalized interest                       (3,469)       (3,136)       (5,668)
  Other interest expense                                        31,365        28,211        22,944
  Subsidiaries' preferred stock dividend requirements           27,818        27,923        29,699
                                                            ----------    ----------    ----------

    Net interest charges                                       308,529       264,933       286,295
                                                            ----------    ----------    ----------

NET INCOME                                                    $305,774      $302,673      $294,747
                                                              ========      ========      ========

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                            157,464       144,095       143,692
                                                               =======       =======       =======
EARNINGS PER SHARE OF COMMON STOCK (Note 4c)                     $1.94         $2.10         $2.05
                                                                 =====         =====         =====
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                     $1.50         $1.50         $1.50
                                                                 =====         =====         =====

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                            FIRSTENERGY CORP.

                                       CONSOLIDATED BALANCE SHEETS
At December 31,                                                    1997          1996
----------------------------------------------------------------------------------------
                                                                    (In thousands)
    ASSETS
UTILITY PLANT:
  In service                                                   $15,008,448    $8,634,030
  Less--Accumulated provision for depreciation                   5,635,900     3,226,259
                                                               -----------    ----------
                                                                 9,372,548     5,407,771
                                                               -----------    ----------
  Construction work in progress--
    Electric plant                                                 165,837        93,413
    Nuclear fuel                                                    34,825         5,786
                                                               -----------    ----------
                                                                   200,662        99,199
                                                               -----------    ----------
                                                                 9,573,210     5,506,970
                                                               -----------    ----------
OTHER PROPERTY AND INVESTMENTS:
  Capital trust investments (Note 3)                             1,370,177       487,979
  Letter of credit collateralization (Note 3)                      277,763       277,763
  Other                                                            659,162       323,316
                                                               -----------    ----------
                                                                 2,307,102     1,089,058
                                                               -----------    ----------
CURRENT ASSETS:
  Cash and cash equivalents                                         98,237         5,253
  Receivables--
    Customers (less accumulated provisions of
     $5,618,000 and $2,306,000, respectively,
     for uncollectible accounts)                                   284,162       247,027
    Other                                                          219,106        58,327
  Materials and supplies, at average cost--
    Owned                                                          154,961        66,177
    Under consignment                                               82,839        44,468
  Prepayments and other                                            163,686        75,681
                                                               -----------    ----------
                                                                 1,002,991       496,933
                                                               -----------    ----------
DEFERRED CHARGES:
  Regulatory assets                                              2,624,144     1,703,111
  Goodwill                                                       2,107,795             -
  Unamortized sale and leaseback costs                              95,096       100,066
  Property taxes                                                   270,585       100,802
  Other                                                             99,872        57,517
                                                               -----------    ----------
                                                                 5,197,492     1,961,496
                                                               -----------    ----------

                                                               $18,080,795    $9,054,457
                                                               ===========    ==========
    CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of
 Capitalization):
  Common stockholders' equity                                  $ 4,159,598    $2,503,359
  Preferred stock of consolidated subsidiaries--
    Not subject to mandatory redemption                            660,195       211,870
    Subject to mandatory redemption                                214,864        35,000
  Ohio Edison obligated mandatorily redeemable
   preferred securities of subsidiary trust holding
   solely Ohio Edison subordinated debentures                      120,000       120,000
  Long-term debt                                                 6,969,835     2,712,760
                                                               -----------    ----------
                                                                12,124,492     5,582,989
                                                               -----------    ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock             470,436       333,667
  Short-term borrowings (Note 5)                                   302,229       349,480
  Accounts payable                                                 312,690        93,509
  Accrued taxes                                                    381,937       142,909
  Accrued interest                                                 147,694        52,855
  Other                                                            193,850       131,275
                                                               -----------    ----------
                                                                 1,808,836     1,103,695
                                                               -----------    ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                              2,304,305     1,777,086
  Accumulated deferred investment tax credits                      324,200       199,835
  Pensions and other postretirement benefits                       492,425       123,446
  Other                                                          1,026,537       267,406
                                                               -----------    ----------
                                                                 4,147,467     2,367,773
                                                               -----------    ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 3 and 6 )                                             $18,080,795    $9,054,457
                                                               ===========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                           FIRSTENERGY CORP.

                                CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                 1997      1996
----------------------------------------------------------------------------------------------------
                                                          (In thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
 Common stock, $.10 par value, and $9 par value, respectively -
  authorized 300,000,000 shares--230,207,141 and 152,569,437
  shares outstanding, respectively                                          $   23,021   $1,373,125
 Other paid-in capital                                                       3,636,908      727,602
 Retained earnings (Note 4A)                                                   646,646      557,642
 Unallocated employee stock ownership plan common stock-
  7,829,538 and 8,259,053 shares, respectively (Note 4B)                      (146,977)    (155,010)
                                                                            ----------   ----------
    Total common stockholders' equity                                        4,159,598    2,503,359
                                                                            ----------   ----------
                                  Number of Shares         Optional
                                    Outstanding        Redemption Price
                                 -----------------  -----------------------
                                  1997       1996   Per Share     Aggregate
                                  ----       ----   ---------     ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Note 4D)
Ohio Edison Company (OE)
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory
   Redemption:
   3.90%                        152,510    152,510    $103.63      $15,804      15,251       15,251
   4.40%                        176,280    176,280     108.00       19,038      17,628       17,628
   4.44%                        136,560    136,560     103.50       14,134      13,656       13,656
   4.56%                        144,300    144,300     103.38       14,917      14,430       14,430
                              ---------  ---------                 -------  ----------   ----------
                                609,650    609,650                  63,893      60,965       60,965
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory
   Redemption:
   7.75%                      4,000,000  4,000,000                             100,000      100,000
                              ---------  ---------                 -------  ----------   ----------
     Total not subject to
      mandatory redemption    4,609,650  4,609,650                 $63,893     160,965      160,965
                              =========  =========                 =======  ==========   ==========
Cumulative, $100 par value-
  Subject to Mandatory
   Redemption (Note 4E):
   8.45%                        200,000    250,000                              20,000       25,000
   Redemption within one year                                                   (5,000)      (5,000)
                             ----------  ---------                          ----------   ----------
                                200,000    250,000                              15,000       20,000
                             ==========  =========                          ----------   ----------
Pennsylvania Power Company
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory
   Redemption:
   4.24%                         40,000     40,000    $103.13      $ 4,125       4,000        4,000
   4.25%                         41,049     41,049     105.00        4,310       4,105        4,105
   4.64%                         60,000     60,000     102.98        6,179       6,000        6,000
   7.64%                         60,000     60,000     101.42        6,085       6,000        6,000
   7.75%                        250,000    250,000          -            -      25,000       25,000
   8.00%                         58,000     58,000     102.07        5,920       5,800        5,800
                             ----------  ---------                 -------  ----------   ----------
     Total not subject to
      mandatory redemption      509,049    509,049                 $26,619      50,905       50,905
                             ==========  =========                 =======  ----------   ----------
  Subject to Mandatory
   Redemption (Note 4E):
   7.625%                       150,000    150,000                              15,000       15,000
                             ==========  =========                          ----------   ----------
OE OBLIGATED MANDATORILY
 REDEEMABLE PREFERRED
 SECURITIES OF SUBSIDIARY
 TRUST HOLDING SOLELY OE
 SUBORDINATED DEBENTURES
 (Note 4F):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory
   Redemption:
   9.00%                     4,800,000   4,800,000                             120,000      120,000
                             =========   =========                          ----------   ----------






                                         FIRSTENERGY CORP.

                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,                                                                 1997      1996
-----------------------------------------------------------------------------------------------
                                                      (In thousands, except per share amounts)

                                  Number of Shares         Optional
                                    Outstanding        Redemption Price
                                 -----------------  -----------------------
                                  1997       1996   Per Share     Aggregate
                                  ----       ----   ---------     ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Cont.)
Cleveland Electric
 Illuminating Company
Cumulative, Without Par Value--
Authorized 4,000,000 shares
  Not Subject to Mandatory
   Redemption:
   $ 7.40  Series A            500,000                $101.00      $  50,500   $   50,000
   $ 7.56  Series B            450,000                 102.26         46,017       45,071
Adjustable Series L            474,000                 100.00         47,400       46,404
   $42.40  Series T            200,000                 500.00        100,000       96,850
                             ---------                             ---------   ----------
     Total Not Subject to
     Mandatory Redemption    1,624,000                             $ 243,917      238,325
                             =========                             =========   ----------
  Subject to Mandatory
   Redemption:
   $ 7.35  Series C            110,000                 101.00       $ 11,110       11,110
   $88.00  Series E              9,000               1,007.65          9,069        9,000
   $91.50  Series Q             42,858               1,000.00         42,858       42,858
   $88.00  Series R             50,000                      -              -       55,000
   $90.00  Series S             74,000                      -              -       79,920
                            ----------                              --------   ----------
                               285,858                                63,037      197,888
  Redemption Within One
   Year                                                                           (14,714)
                            ----------                              --------   ----------
     Total Subject to
     Mandatory Redemption      285,858                              $ 63,037      183,174
                            ==========                              ========   ----------

Toledo Edison Company
Cumulative, $100 Par Value-
Authorized 3,000,000 shares
  Not Subject to Mandatory
  Redemption:
  $ 4.25                       160,000                 104.63       $ 16,740       16,000
  $ 4.56                        50,000                 101.00          5,050        5,000
  $ 4.25                       100,000                 102.00         10,200       10,000
  $ 8.32                       100,000                 102.46         10,246       10,000
  $ 7.76                       150,000                 102.44         15,366       15,000
  $ 7.80                       150,000                 101.65         15,248       15,000
  $10.00                       190,000                 101.00         19,190       19,000
                            ----------                              --------   ----------
                               900,000                                92,040       90,000
                            ----------                              --------   ----------
Cumulative, $25 Par Value-
Authorized 12,000,000 shares
  Not Subject to Mandatory
   Redemption:
   $ 2.21                    1,000,000                  25.25         25,250       25,000
   $ 2.365                   1,400,000                  27.75         38,850       35,000
   Adjustable Series A       1,200,000                  25.00         30,000       30,000
   Adjustable Series B       1,200,000                  25.00         30,000       30,000
                             ---------                              --------   ----------
                             4,800,000                               124,100      120,000
                             ---------                              --------   ----------
     Total Not Subject to
     Mandatory Redemption    5,700,000                              $216,140      210,000
                             =========                              ========   ----------
Cumulative, $100 par value-
  Subject to Mandatory
   Redemption:
   $ 9.375                      33,550                 100.49       $  3,371        3,355
  Redemption Within One Year                                                       (1,665)
                             ---------                              --------   ----------
     Total Subject to
     Mandatory Redemption       33,550                              $  3,371        1,690
                             =========                              ========   ----------


                                         FIRSTENERGY CORP.

                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)

LONG-TERM DEBT (Note 4G) (Interest rates reflect weighted average rates)                                  (In thousands)
--------------------------------------------------------------------------------------------------------------------------
                        FIRST MORTGAGE BONDS            SECURED NOTES             UNSECURED NOTES           TOTAL
--------------------------------------------------------------------------------------------------------------------------
At December 31,           1997       1996              1997       1996             1997     1996        1997       1996
                          ----       ----             ----        ----             ----     ----        ----       ----
Ohio Edison Co.-
  Due 1997-2002  7.63% $  659,265 $  659,265  7.45% $   92,442 $  102,263  5.51% $531,500 $691,500
  Due 2003-2007  8.02%    230,000    230,000  7.68%    158,204    158,204     -         -        -
  Due 2008-2012     -           -          -     -           -          -     -         -        -
  Due 2013-2017     -           -          -  7.13%     87,725     87,725     -         -        -
  Due 2018-2022  8.75%     50,960     50,960  7.04%    155,943    155,943     -         -        -
  Due 2023-2027  7.77%    175,000    175,000  7.77%    188,000    188,000     -         -        -
  Due 2028-2032     -           -          -  5.80%    106,212    106,212     -         -        -
  Due 2033-2037     -           -          -  5.45%     14,800     14,800     -         -        -
                       ---------- ----------        ---------- ----------        -------- -------- -----------  ----------
Total-Ohio Edison       1,115,225  1,115,225           803,326    813,147         531,500  691,500 $ 2,450,051  $2,619,872
                       ---------- ----------        ---------- ----------        -------- -------- -----------  ----------
Cleveland Elec-
tric Illumin-
ating Co.-
  Due 1997-2002  7.63%    195,000             8.01%    475,150             6.24%    5,050
  Due 2003-2007  8.93%    475,000             7.52%    415,150             6.46%   22,550
  Due 2008-2012  8.38%    200,000             7.36%    158,960             6.10%   19,000
  Due 2013-2017     -           -             7.51%    419,820                -         -
  Due 2018-2022     -           -             5.25%    310,855                -         -
  Due 2023-2027  9.00%    150,000             7.68%    246,650                -         -
  Due 2028-2032     -           -                -           -                -         -
  Due 2033-2037     -           -                -           -                -         -
                       ----------                   ----------                   --------          -----------
Total-Cleveland
 Electric               1,020,000                    2,026,585                     46,600            3,093,185
                       ----------                   ----------                   --------          -----------
Toledo Edison
 Co. -
  Due 1997-2002  7.31%    111,000             8.13%    190,750             8.65%  137,490
  Due 2003-2007  7.90%    180,725             7.63%    162,400             6.14%    1,650
  Due 2008-2012      -          -             3.80%     31,250            10.00%      760
  Due 2013-2017      -          -                -           -                -         -
  Due 2018-2022      -          -             8.00%    227,200                -         -
  Due 2023-2027      -          -             7.50%    116,900                -         -
  Due 2028-2032      -          -                -           -                -         -
  Due 2033-2037      -          -                -           -                -         -
                       ----------                    ---------                   -------- -------- -----------
Total-Toledo
 Edison                   291,725                      728,500                    139,900            1,160,125
                       ----------                    ---------                   --------          -----------
Pennsylvania
 Power Co.-
  Due 1997-2002  9.74%      3,409      3,409  6.03%     23,850     23,850     -         -        -
  Due 2003-2007  7.19%     79,370    101,870     -           -          -     -         -        -
  Due 2008-2012  9.74%      4,870      4,870     -           -          -     -         -        -
  Due 2013-2017  9.74%      4,870      4,870  6.46%     29,525     29,525     -         -        -
  Due 2018-2022  8.58%     29,231     29,231  6.71%     36,482     46,782     -         -        -
  Due 2023-2027  7.63%      6,500      6,500  5.65%     37,500     27,200     -         -        -
  Due 2028-2032     -           -          -  5.82%     21,438     21,438     -         -        -
  Due 2033-2037     -           -          -     -           -          -     -         -        -
                       ----------  ---------         ---------  ---------        -------- -------- -----------  ----------
Total-Penn Power          128,250    150,750           148,795    148,795               -        -     277,045     299,545
                       ----------  ---------         ---------  ---------        -------- -------- -----------  ----------
OES Fuel                                      6.19%     80,755     84,000                               80,755      84,000
                                                     ---------  ---------                          -----------  ----------

Total                  $2,555,200 $1,265,975        $3,787,961 $1,045,942        $718,000 $691,500   7,061,161   3,003,417
                       ========== ==========        ========== ==========        ======== ======== -----------  ----------
Capital lease obligations                                                                              204,213      43,775
                                                                                                   -----------  ----------
Net unamortized premium (discount) on debt                                                             153,518      (5,765)
                                                                                                   -----------  ----------
Long-term debt due within one year                                                                    (449,057)   (328,667)
                                                                                                   -----------  ----------
Total long-term debt                                                                                 6,969,835   2,712,760
                                                                                                   -----------  ----------
TOTAL CAPITALIZATION                                                                               $12,124,492  $5,582,989
--------------------------------------------------------------------------------------------------------------------------


                                        FIRSTENERGY CORP.

                           CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31,                                  1997        1996         1995
--------------------------------------------------------------------------------------------------
                                                                           (In thousands)
Balance at beginning of year                                     $557,642    $471,095    $389,600
Net income                                                        305,774     302,673     294,747
                                                                 --------    --------    --------
                                                                  863,416     773,768     684,347
-------------------------------------------------------------------------------------------------
Cash dividends on common stock                                    216,770     216,126     215,512
Preferred stock redemption adjustments                                  -           -      (2,260)
                                                                 --------    --------    --------
                                                                  216,770     216,126     213,252
                                                                 --------    --------    --------
Balance at end of year (Note 4A)                                 $646,646    $557,642    $471,095
-------------------------------------------------------------------------------------------------

<TABLE

     CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL

                                                                                              Preferred Stock
                                                                                  -------------------------------------------
                                                                                      Not Subject to          Subject to
                                             Common Stock             Unallocated  Mandatory Redemption  Mandatory Redemption
                                  ----------------------------------              ---------------------  --------------------
                                                               Other      ESOP                   Par or               Par or
                                    Number          Par       Paid-In    Common       Number     Stated     Number    Stated
                                  of Shares        Value      Capital     Stock     of Shares     Value   of Shares    Value
                                  ---------       -------    ---------  ---------  -----------  --------  ---------- ---------
                                                            (Dollars in thousands)
Balance, January 1, 1995          152,569,437   $1,373,125   $724,848   $(170,376)   6,282,399   $328,240    400,000  $40,000
  Minimum liability for unfunded
  retirement benefits                                           2,446
  Allocation of ESOP Shares                                     1,274      7,720
  Sale of 9% Preferred Stock                                                                               4,800,000  120,000
  Redemptions--
    7.24%  Series                                                (720)                (363,700)   (36,370)
    7.36%  Series                                                (609)                (350,000)   (35,000)
    8.20%  Series                                                (932)                (450,000)   (45,000)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995        152,569,437    1,373,125     726,307   (162,656)   5,118,699    211,870  5,200,000  160,000
  Minimum liability for unfunded
   retirement benefits                                             (51)
  Allocation of ESOP Shares                                      1,346      7,646
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        152,569,437    1,373,125     727,602   (155,010)   5,118,699    211,870  5,200,000  160,000
  Centerior acquisition            77,637,704   (1,350,104)  2,907,387               7,324,000    448,325    319,408  201,243
  Minimum liability for unfunded
    retirement benefits                                             45
  Allocation of ESOP Shares                                      1,874      8,033
  Redemptions--
    8.45%  Series                                                                                            (50,000)  (5,000)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997        230,207,141      $23,021  $3,636,908  $(146,977)  12,442,699   $660,195  5,469,408 $356,243
==============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                           FIRSTENERGY CORP.

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                              1997         1996         1995
---------------------------------------------------------------------------------------------
                                                                      (In thousands)
(S)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                 $  305,774   $  302,673   $  294,747
Adjustments to reconcile net income to net
  cash from operating activities:
  Provision for depreciation and amortization                 431,431      355,780      256,085
  Nuclear fuel and lease amortization                          61,960       52,784       70,849
  Other amortization, net                                      42,434       25,961        5,885
  Deferred income taxes, net                                  (29,642)      41,365       53,395
  Investment tax credits, net                                 (16,252)     (14,041)      (9,951)
  Allowance for equity funds used during construction            (201)           -            -
  Receivables                                                  21,846       24,326      (20,452)
  Materials and supplies                                      (18,909)        (736)      12,428
  Accounts payable                                             57,807          962        3,545
  Other                                                           909      (41,317)      66,060
                                                           ----------     --------    ---------
  Net cash provided from operating activities                 856,437      747,757      732,591
                                                           ----------     --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Common stock                                              1,558,237            -            -
  Preferred stock                                                   -            -      120,000
  Long-term debt                                               89,773      306,313      254,365
  Short-term borrowings, net                                        -      229,515            -
Redemptions and Repayments-
  Preferred stock                                               5,000        1,016      117,528
  Long-term debt                                              335,909      438,916      499,276
  Short-term borrowings, net                                   47,251            -       54,677
Common Stock Dividend Payments                                237,848      218,656      217,192
                                                           ----------     --------    ---------
  Net cash provided from (used for) financing
   activities                                               1,022,002     (122,760)    (514,308)
                                                           ----------     --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Centerior acquisition                                       1,582,459            -            -
Property additions                                            203,839      148,189      198,103
Capital trust investments                                       8,934      487,979            -
Other                                                          62,237       13,406       13,641
                                                           ----------     --------    ---------
  Net cash used for investing activities                    1,857,469      649,574      211,744
                                                           ----------     --------    ---------
Net increase (decrease) in cash and cash equivalents           20,970      (24,577)       6,539
Cash and cash equivalents at beginning of period*              77,267       29,830       23,291
                                                           ----------     --------    ---------
Cash and cash equivalents at end of year                   $   98,237     $  5,253    $  29,830
                                                           ==========     ========    =========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
  Interest (net of amounts capitalized)                    $  281,670   $  224,541   $  254,789
  Income taxes                                             $  265,615   $  157,477   $   78,643


* 1997 beginning balance includes Centerior cash and cash equivalents as of the November 8, 1997 acquisition date.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                         FIRSTENERGY CORP.

                                    CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                                 1997        1996       1995
---------------------------------------------------------------------------------------------
                                                                       (In thousands)
GENERAL TAXES:
Real and personal property                                   $137,816   $  115,443   $  118,707
State gross receipts                                          118,390      104,158      100,591
Social security and unemployment                               16,551       14,602       15,787
Other                                                           9,406        7,795        8,094
                                                             --------   ----------   ----------
    Total general taxes                                      $282,163   $  241,998   $  243,179
                                                             ========   ==========   ==========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                   $235,728    $  164,132   $  145,511
  State                                                       18,152         9,839       10,352
                                                            --------    ----------   ----------
                                                             253,880       173,971      155,863
                                                            --------    ----------   ----------
Deferred, net-
  Federal                                                    (23,716)       37,277       50,631
  State                                                       (5,926)        4,088        2,764
                                                            --------    ----------   ----------
                                                             (29,642)       41,365       53,395
                                                            --------    ----------   ----------
Investment tax credit amortization                           (16,252)      (14,041)      (9,951)
                                                            --------    ----------   ----------
    Total provision for income taxes                        $207,986    $  201,295   $  199,307
                                                            ========    ==========   ==========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                            $183,798    $  189,417   $  191,972
Other income                                                  24,188        11,878        7,335
                                                            --------    ----------   ----------
    Total provision for income taxes                        $207,986    $  201,295   $  199,307
                                                            ========    ==========   ==========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes               $513,760    $  503,968   $  494,054
                                                            ========    ==========   ==========
Federal income tax expense at statutory rate                $179,816    $  176,389   $  172,919
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                     (16,252)      (14,041)      (9,951)
  State income taxes net of federal income tax benefit         7,947         9,053        8,525
  Amortization of tax regulatory assets                       30,402        26,945       19,690
  Other, net                                                   6,073         2,949        8,124
                                                          ----------    ----------   ----------
    Total provision for income taxes                      $  207,986    $  201,295   $  199,307
                                                          ==========    ==========   ==========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                $2,091,207    $1,319,878   $1,310,852
Deferred nuclear expense                                     454,902       262,123      271,114
Customer receivables for future income taxes                 262,428       191,537      204,978
Deferred sale and leaseback costs                           (121,974)       78,607       82,381
Unamortized investment tax credits                          (116,593)      (72,663)     (77,777)
Unused alternative minimum tax credits                      (243,039)            -            -
Other                                                        (22,626)       (2,396)     (19,114)
                                                          ----------    ----------   ----------
    Net deferred income tax liability                     $2,304,305    $1,777,086   $1,772,434
                                                          ==========    ==========   ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company
(Penn) and The Toledo Edison Company (TE). The Company and its utility subsidiaries are referred to throughout as "Companies." The Company's 1997 results of operations include the results of CEI and TE for the period November 8, 1997 through December 31, 1997. All significant intercompany transactions have been eliminated. The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio
(PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

  REVENUES-

          The Companies' principal business is providing electric service to customers in central and northern Ohio and western Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1997 or 1996, with respect to any particular segment of the Companies' customers.

          CEI and TE sell substantially all of their retail customer accounts receivable to Centerior Funding Corp. under an asset-backed securitization agreement which expires in 2001. Centerior Funding completed a public sale of $150 million of receivables-backed investor certificates in a transaction that qualified for sale accounting treatment.

    REGULATORY PLANS-

          OE's Rate Reduction and Economic Development Plan was approved by the PUCO in 1995; Penn's Rate Stability and Economic Development Plan was approved by the PPUC in the second quarter of 1996 and FirstEnergy's Rate Reduction and Economic Development Plan for CEI and TE was approved in January 1997. These regulatory plans initially maintain current base electric rates for OE, CEI and TE through December 31, 2005, and Penn through June 20, 2006. At the end of the regulatory plan periods, OE base rates will be reduced by $300 million (approximately 20 percent below current levels) and CEI and TE base rates will be reduced by a combined $310 million (approximately 15 percent below current levels). The plans also revised the Companies' fuel cost recovery methods. The Companies formerly recovered fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. In accordance with the respective regulatory plans, OE's, CEI's and TE's fuel rates will be frozen through the regulatory plan period, subject to limited periodic adjustments; Penn's plan provided for the roll-in to base rates of its fuel rate. As part of OE's and FirstEnergy's regulatory plans, transition rate credits were implemented for customers, which are expected to reduce operating revenues for OE by approximately $600 million and CEI and TE by approximately $391 million during the regulatory plan period.

          All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO has authorized OE to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion, and the PPUC has authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 1997, OE's and Penn's cumulative additional capital recovery and regulatory asset amortization amounted to $427 million. CEI and TE recognized a fair value purchase accounting adjustment of $2.55 billion in connection with the FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $2 billion asset reduction commitment contained in the CEI and TE regulatory plan. For regulatory purposes, CEI and TE will recognize the $2 billion of accelerated amortization over the rate plan period.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for CEI's and TE's nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (allowance for funds used during construction).

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for OE's and Penn's electric plant was approximately 3.0% in 1997, 1996, and 1995. CEI's and TE's composite rates were both approximately 3.0% in 1997. In addition to the straight-line depreciation recognized in 1997, 1996 and 1995, OE and Penn recognized additional capital recovery of $172 million, $144 million and $27 million, respectively, as additional depreciation expense in accordance with their regulatory plans. Such additional charges in the accumulated provision for depreciation were $343 million and $171 million as of December 31, 1997 and 1996, respectively.

          Annual depreciation expense includes approximately $30.3 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in four nuclear generating units. The Companies' share of the future obligation to decommission these units is approximately $1.2 billion in current dollars and (using a 3.5% escalation rate) approximately $2.9 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $252 million for decommissioning through their electric rates from customers through December 31, 1997. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount to be recoverable from their customers. The Companies have approximately $301.2 million invested in external decommissioning trust funds as of December 31, 1997. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Companies have also recognized an estimated liability of approximately $34.9 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

          The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB indicated in October 1997 that it plans to continue work on the proposal.

    COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies and Duquesne Light Company constitute the Central Area Power Coordination Group (CAPCO). The CAPCO companies own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1997, include the following:

                                                               Companies'
                          Utility   Accumulated  Construction  Ownership/
                           Plant   Provision for   Work in     Leasehold
Generating Units        in Service  Depreciation   Progress     Interest
--------------------------------------------------------------------------
                                           (In millions)
W.H. Sammis #7            $ 305.5    $  100.8       $  .8       68.80%
Bruce Mansfield #1,
  #2 and #3                 886.6       408.1         2.1       83.01%
Beaver Valley
  #1 and #2               2,299.9       656.3         3.9       69.46%
Davis-Besse                 400.9           -           -      100.00%
Perry                     2,674.6       720.3         3.1       86.26%
Eastlake # 5                159.9        94.6           -       68.80%
Seneca                       64.9        24.3           -       80.00%
-----------------------------------------------------------------------
  Total                  $6,792.3    $2,004.4      $  9.9
=======================================================================



The Seneca Unit is jointly owned by CEI and a non-CAPCO company.

    NUCLEAR FUEL-

          OE's and Penn's nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. CEI and TE severally lease their respective portions of nuclear fuel and pay for the fuel as it is consumed (see Note 3). The Companies amortize the cost of nuclear fuel based on the rate of consumption. The Companies' electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

    INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $243 million, which may be carried forward indefinitely, are available to reduce future federal income taxes.

    RETIREMENT BENEFITS-

          The Companies' trusteed, noncontributory defined benefit pension plans cover almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1997.

          The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

                                                1997       1996
-----------------------------------------------------------------
                                                   (In millions)
Actuarial present value of benefit
 obligations:
  Vested benefits                             $1,096.3   $ 562.0
  Nonvested benefits                              60.4      38.9
----------------------------------------------------------------
Accumulated benefit obligation                $1,156.7   $ 600.9
================================================================
Plan assets at fair value                     $1,542.5   $ 946.3
Actuarial present value of
 projected benefit obligation                  1,327.5     688.5
----------------------------------------------------------------
Plan assets in excess of
 projected benefit obligation                    215.0     257.8
Unrecognized net gain                           (136.5)   (106.2)
Unrecognized prior service cost                   21.0      20.1
Unrecognized net transition asset                (25.9)    (33.9)
----------------------------------------------------------------
    Net pension asset                         $   73.6   $ 137.8
================================================================

            The assets of the plans consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1997, were computed as follows:
                                        1997     1996      1995
----------------------------------------------------------------
                                              (In millions)
Service cost-benefits earned
  during the period                   $  15.2   $  14.2  $  12.8
Interest on projected benefit
  obligation                             55.9      49.3     48.1
Return on plan assets                  (194.0)   (141.6)  (194.5)
Net deferral                             87.5      52.7    118.7
Voluntary early retirement
  program expense                        54.5      12.5        -
Gain on plan curtailment                    -     (12.8)       -
----------------------------------------------------------------
    Net pension cost                 $   19.1   $ (25.7)  $(14.9)
================================================================

          The assumed discount rates used in determining the actuarial present value of the projected benefit obligation were 7.25% in 1997 and 7.5% in 1996 and 1995. The assumed rates of increase in future compensation levels used to measure this obligation were 4.0% in 1997 and 4.5% in 1996 and 1995. Expected long-term rates of return on plan assets were assumed to be 10% in 1997, 1996 and 1995.

          The Companies provide a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Companies pay insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Companies. The Companies recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

          In accordance with Statement of Financial Accounting Standards (SFAS) No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the 1996 net pension costs shown above and the 1996 postretirement benefit costs shown below included curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations reflected in OE's and Penn's 1996 voluntary early retirement program represented a plan curtailment that significantly reduced the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increased the net pension asset and was shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations was shown as a plan curtailment loss.

          The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

                                            1997        1996
--------------------------------------------------------------
                                              (In millions)
Accumulated postretirement benefit
  obligation allocation:
    Retirees                               $384.8      $155.5
    Fully eligible active plan
     participants                            25.5        10.1
    Other active plan participants          123.8        75.5
--------------------------------------------------------------
Accumulated postretirement benefit
 obligation                                 534.1       241.1
Plan assets at fair value                     2.8         2.0
--------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets       531.3       239.1
Unrecognized transition obligation         (125.1)     (133.5)
Unrecognized net loss                       (24.0)       (7.4)
-------------------------------------------------------------
  Net postretirement benefit liability     $382.2      $ 98.2
==============================================================

          Net periodic postretirement benefit costs for the three years ended December 31, 1997, were computed as follows:

                                           1997    1996    1995
-----------------------------------------------------------------
                                                (In millions)
Service cost-benefits
 attributed to the period                 $ 4.6   $ 4.3   $ 4.5
Interest cost on accumulated
 benefit obligation                        20.4    17.4    21.1
Amortization of transition obligation       8.3     8.8    10.2
Amortization of loss                          -      .1      .1
Voluntary early retirement program
 expense                                    1.9      .5       -
Loss on plan curtailment                     -     13.1       -
----------------------------------------------------------------
  Net periodic postretirement
   benefit cost                           $35.2   $44.2   $35.9
================================================================

          The health care trend rate assumption is 6.0% in the first year gradually decreasing to 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.25% in 1997 and 7.5% in 1996 and 1995. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $42.3 million and the aggregate annual service and interest costs by approximately $3.6 million.

      SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $3.0 million, $2.0 million and $1.0 million for the years 1997, 1996 and 1995, respectively. Commercial paper transactions of OES Fuel (a wholly owned subsidiary of OE) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 4G).

          All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting principles and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                      1997            1996
----------------------------------------------------------------
                             Carrying    Fair   Carrying  Fair
                              Value     Value     Value   Value
---------------------------------------------------------------
                                          (In millions)
Long-term debt               $6,980    $7,334    $2,919  $2,963
Preferred stock              $  356    $  362    $  160  $  160
Investments other than
 cash and cash equivalents:
  Debt securities
    - Maturity (5-10 years)  $  487    $  512    $  364  $  364
    - Maturity (more
       than 10 years)         1,134     1,149       387     390
    Equity securities            24        24        14      14
    All other                   336       337       104     102
---------------------------------------------------------------
                             $1,981    $2,022    $  869  $  870
===============================================================

          The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Companies' ratings. Long-term debt and preferred stock subject to mandatory redemption of CEI and TE were recognized at fair value in connection with the merger.

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with a corresponding change to the decommissioning liability. The debt and equity securities referred to above are in the held-to-maturity category. The Companies have no securities held for trading purposes.

      REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Companies' respective regulatory plans. Based on those regulatory plans, at this time, the Companies believe they will continue to be able to bill and collect cost-based rates (with the exception of CEI's and TE's nuclear operations as discussed below); accordingly, it is appropriate that the Companies continue the application of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). However, based on the regulatory environment in Pennsylvania, Penn is expected to discontinue its application of SFAS 71 for its generation operations, possibly as early as 1998. The impact of Penn discontinuing SFAS 71 is not expected to be material. OE and Penn recognized additional cost recovery of $39 million, $34 million and $11 million in 1997, 1996 and 1995, respectively, as additional regulatory asset amortization in accordance with their regulatory plans. FirstEnergy's regulatory plan does not provide for full recovery of CEI's and TE's nuclear operations. As a result, in October 1997 CEI and TE discontinued application of SFAS 71 for their nuclear operations and decreased their regulatory assets of customer receivables for future income taxes related to the nuclear assets by $794 million.

          Net regulatory assets on the Consolidated Balance
Sheets are comprised of the following:

                                           1997       1996
-------------------------------------------------------------
                                                (In millions)
Nuclear unit expenses                   $1,224.2   $  733.4
Customer receivables for
 future income taxes                       724.2      523.0
Rate stabilization program deferrals       460.2          -
Sale and leaseback costs                  (141.1)     220.8
Loss on reacquired debt                    191.1       95.8
Employee postretirement benefit costs       25.9       29.2
Uncollectible customer accounts             18.9       29.8
Perry Unit 2 termination                    36.7       40.4
DOE decommissioning and
 decontamination costs                      39.3       18.0
Other                                       44.7       12.7
-----------------------------------------------------------
  Total                                 $2,624.1   $1,703.1
===========================================================

2.  MERGER

          The Company was formed on November 8, 1997, by the merger of OE and Centerior Energy Corporation (Centerior). The Company holds directly all of the issued and outstanding common shares of OE and all of the issued and outstanding common shares of Centerior's former direct subsidiaries, which include, among others, CEI and TE. As a result of the merger, the former common shareholders of OE and Centerior now own all of the outstanding shares of FirstEnergy Common Stock. All other classes of capital stock of OE and its subsidiaries and of the subsidiaries of Centerior are unaffected by the Merger and remain outstanding.

          The merger was accounted for as a purchase of Centerior's net assets with 77,637,704 shares of FirstEnergy Common Stock through the conversion of each outstanding Centerior Common Stock share into 0.525 of a share of FirstEnergy Common Stock (fractional shares were paid in cash). Based on an imputed value of $20.125 per share, the purchase price was approximately $1.582 billion, which also included approximately $20 million of merger related costs. Goodwill of approximately $2.1 billion was recognized (to be amortized on a straight-line basis over forty years), which represented the excess of the purchase price over Centerior's net assets after fair value adjustments. Such amount may be adjusted if additional information produces changed assumptions over the twelve months following the merger as the Company continues to integrate operations and evaluate options with respect to its generation portfolio.

          The merger purchase accounting adjustments, which were recorded in the records of Centerior's direct subsidiaries, primarily consist of: (1) revaluation of CEI's and TE's nuclear generating units to fair value ($1.60 billion), based upon the results of an independent appraisal and estimated discounted future cash flows expected to be generated by their nuclear generating units (the estimated cash flows are based upon management's current view of the likely cost recovery associated with the nuclear units); (2) adjusting their preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; (4) recognizing estimated severance and other compensation liabilities ($80 million); and (5) adjustment of the Beaver Valley Unit 2 deferred rent liability to reflect remaining payments on a straight-line basis. The nuclear assets revaluation does not include decommissioning since that obligation is expected to be recovered with the cash flows provided by the regulated portion of the business. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis.

3.  LEASES:

          The Companies lease certain generating facilities, nuclear fuel, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          OE sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. CEI and TE also sold portions of their ownership interests in Beaver Valley Unit 2 and Bruce Mansfield Units 1, 2, and 3 and entered into similar operating leases for lease terms of approximately 30 years. During the terms of their respective leases OE, CEI and TE continue to be responsible, to the extent of their individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. They have the right, at the end of the respective basic lease terms, to renew their respective leases. They also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

          OES Finance, Incorporated (OES Finance), a wholly owned subsidiary of OE, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting OE's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to OE as sole owner of OES Finance common stock.

          Nuclear fuel is currently financed for CEI and TE through leases with a special-purpose corporation. As of December 31, 1997, $157 million of nuclear fuel was financed under a lease financing arrangement totaling $190 million ($90 million of intermediate-term notes and $100 million from bank credit arrangements). The notes mature from 1998 through 2000 and the bank credit arrangements expire in October 1998. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1997, are summarized as follows:

                                 1997       1996       1995
-------------------------------------------------------------
                                        (In millions)
Operating leases
  Interest element            $ 149.9      $107.6     $104.6
  Other                          45.2        18.3       13.9
Capital leases
  Interest element                6.1         6.5        7.0
  Other                           6.0         6.3        6.6
------------------------------------------------------------
  Total rentals                $207.2      $138.7     $132.1
============================================================

          The future minimum lease payments as of December 31, 1997, are:

                                      Operating Leases
                               -------------------------------
                       Capital  Lease   Capital Trusts
                       Leases  Payments     Income       Net
--------------------------------------------------------------
                                       (In millions)
1998                  $ 93.0  $  290.1  $  101.0  $  189.1
1999                    67.6     301.6      98.0     203.6
2000                    42.0     296.4      94.5     201.9
2001                    24.3     307.3      90.6     216.7
2002                    16.3     315.3      85.4     229.9
Years thereafter        93.6   4,263.3     607.4   3,655.9
-----------------------------------------------------------
Total minimum
 lease payments        336.8  $5,774.0  $1,076.9  $4,697.1
                              ========  ========  ========
Executory costs         36.0
----------------------------
Net minimum lease
 payments              300.8
Interest portion        96.6
----------------------------
Present value of
 net minimum lease
 payments              204.2
Less current portion    74.6
----------------------------
Noncurrent portion  $  129.6
============================

          OE invested in the PNBV Capital Trust in the third quarter of 1996. The Trust was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in OE's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. CEI and TE established the Shippingport Capital Trust in the fourth quarter of 1997 to purchase the lease obligation bonds issued on behalf of lessors in their Bruce Mansfield Units 1, 2 and 3 sale and leaseback transactions. As noted in the table on page 34, the PNBV and Shippingport Capital Trusts' income, which is included in other income in the Consolidated Statements of Income, effectively reduces lease costs related to those transactions.

4.  CAPITALIZATION:

  (A)  RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

  (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

          The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from OE and acquired 10,654,114 shares of OE's common stock through market purchases; the shares were converted into the Company's common stock in connection with the merger. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro-rata basis as debt service payments are made. In 1997, 1996 and 1995, 429,515 shares, 404,522 shares and 412,914 shares, respectively, were allocated to OE and Penn employees with the corresponding expense recognized based on the shares allocated method. The fair value of 7,829,538 shares unallocated as of December 31, 1997, was approximately $227.1 million. Total ESOP-related compensation expense was calculated as follows:

--------------------------------------------------------------
                                    1997       1996      1995
--------------------------------------------------------------
                                           (In millions)
Base compensation                 $ 9.9      $ 9.0      $ 9.0
Dividends on common stock
 held by the ESOP and
 used to service debt              (3.4)      (2.9)      (2.5)
-------------------------------------------------------------
  Net expense                     $ 6.5      $ 6.1      $ 6.5
-------------------------------------------------------------

  (C)  EQUITY COMPENSATION PLAN

          Under an Equity Compensation Plan adopted by Centerior in 1994, restricted common stock and common stock options were granted to management employees. Upon consummation of the merger, outstanding options became exercisable for FirstEnergy common stock with option prices and the number of shares adjusted to reflect the merger conversion ratio. A total of 222,023 options for FirstEnergy common stock were exercised and 68,592 shares of restricted stock were distributed in 1997. Unexercised options totaling 517,388 shares were outstanding as of December 31, 1997. Computing compensation costs for the options consistent with SFAS No. 123 "Accounting for Stock-Based Compensation" would not have materially affected net income in 1997 and basic and diluted earnings per common share are the same.

  (D)  PREFERRED STOCK-

          Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. OE's 8.45% series of preferred stock has no optional redemption provision, and its 7.75% series is not redeemable before April 1998. CEI's $42.40 and $88.00 series of preferred stock are not redeemable before June 1998 and December 2001, respectively, and its $90.00 series has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-90 days' notice.

  (E)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          Annual sinking fund provisions for the Companies' preferred stock are as follows:

                                Redemption
                                Price Per
            Series    Shares    Share      Date      Beginning
--------------------------------------------------------------
OE          8.45%      50,000      $100                 (i)
CEI      $  7.35 C     10,000       100                 (i)
           88.00 E      3,000     1,000                 (i)
           91.50 Q     10,714     1,000                 (i)
           90.00 S     18,750     1,000  November 1    1999
           88.00 R     50,000     1,000  December 1    2001
TE       $ 9.375       16,650       100                 (i)
Penn       7.625%       7,500       100  October 1     2002
-----------------------------------------------------------

  (i)  Sinking fund provisions are in effect.

Annual sinking fund requirements for the next five years are $21 million in 1998, $40 million in 1999, $38 million in 2000, $85 million in 2001 and $19 million in 2002. A liability of $19 million was included in the net assets acquired from CEI and TE for preferred dividends declared attributable to the post-merger period. Accordingly, no accruals for CEI and TE preferred dividends are included in the Company's Statement of Consolidated Income for the period November 8, 1997 through December 31, 1997.

  (F)  OHIO EDISON OBLIGATED MANDATORILY REDEEMABLE PREFERRED
       SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY OHIO EDISON
       SUBORDINATED DEBENTURES-

          Ohio Edison Financing Trust, a wholly owned subsidiary of OE, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. OE purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by OE beginning December 31, 2000, at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro-rata basis at $25 per share plus accumulated distributions. OE's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by OE of payments due on the Preferred Securities.

  (G)  LONG-TERM DEBT-

         The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

          Based on the amount of bonds authenticated by the Trustee through December 31, 1997, OE's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30 million. OE expects to deposit funds in 1998 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                   (In millions)
---------------------------------------------------------------
                     1998              $374.4
                     1999               866.5
                     2000               418.4
                     2001               101.6
                     2002               744.7
---------------------------------------------------------------

          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $419.0 million. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, OE, CEI and/or TE are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 0.43% to 1.875% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

          OE had unsecured borrowings of $215 million at December 31, 1997, which are supported by a $250 million long-term revolving credit facility agreement which expires December 30, 1999. OE must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that OE maintain unused first mortgage bond capability for the full credit agreement amount under OE's indenture as potential security for the unsecured borrowings.

          OE's and Penn's nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $225 million long-term bank credit agreement which expires March 31, 1999. Accordingly, the commercial paper and loans are reflected as long-term debt on the Consolidated Balance Sheets. OES Fuel must pay an annual facility fee of 0.1875% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

5.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding at December 31, 1997, consisted of $182.2 million of bank borrowings and $120.0 million of OES Capital, Incorporated commercial paper. OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $120 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.26% on the amount of the entire finance limit. The receivables financing agreement expires in 1999.

          The Companies have various credit facilities with domestic banks that provide for borrowings of up to $202 million under various interest rate options, including a $125 million revolving credit facility which expires in May 1998. OE's and Penn's short-term borrowings may be made under these lines of credit on their unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.22% to 0.625%. These lines expire at various times during 1998. The weighted average interest rates on short-term borrowings outstanding at December 31, 1997 and 1996, were 6.02% and 5.77%, respectively.

6.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     CAPITAL EXPENDITURES-

          The Companies' current forecasts reflect expenditures of approximately $1.2 billion for property additions and improvements related to their regulated businesses from 1998-2002, of which approximately $320 million is applicable to 1998. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $518 million, of which approximately $85 million applies to 1998. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $380 million and $112 million, respectively, as the nuclear fuel is consumed. The Companies also expect to invest approximately $300 million during 1998-2002 ($65 million in 1998) relating to various nonregulated business ventures.

    NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8.92 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station, Davis-Besse Plant and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other co-owner contributes its proportionate share of any assessments under the retrospective rating plan) would be $257.7 million per incident but not more than $32.5 million in any one year for each incident.

          The Companies are also insured as to their respective interests in the Beaver Valley Station, Davis-Besse Plant and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $809 million of insurance coverage for replacement power costs for their respective interests in Perry, Davis-Besse and Beaver Valley. Under these policies, the Companies can be assessed a maximum of approximately $36.6 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

          The Companies intend to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Companies' plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Companies' insurance policies, or to the extent such insurance becomes unavailable in the future, the Companies would remain at risk for such costs.

    GUARANTEES-

          The CAPCO companies have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1997, the Companies' shares of the guarantees (which approximate fair market value) were $66.1 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $135.3 million, $113.8 million and $120.0 million during 1997, 1996 and 1995, respectively. The Companies' minimum annual payments are approximately $58 million under the contract, which expires December 31, 1999.

    ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies estimate additional capital expenditures for environmental compliance of approximately $50 million, which is included in the construction forecast for their regulated businesses provided under "Capital Expenditures" for 1998 through 2002.

          The Companies are in compliance with the current sulfur dioxide (SO2) and nitrogen oxides (NOX) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions through the year 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. The Environmental Protection Agency (EPA) is conducting additional studies which could indicate the need for additional NOX reductions from the Companies' Pennsylvania facilities by the year 2003. In addition, the EPA is also considering the need for additional NOX reductions from the Companies' Ohio facilities. On November 7, 1997, the EPA proposed uniform reductions of NOX emissions across a region of twenty-two states, including Ohio and the District of Columbia (NOX Transport Rule) after determining that such NOX emissions are contributing significantly to ozone pollution in the eastern United States. In a separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOX emissions which are alleged to contribute to ozone pollution in the eight petitioning states. A December 1997 EPA Memorandum of Agreement proposes to finalize the NOX Transport Rule by September 30, 1998, and establishes a schedule for EPA action on the Section 126 petitions. The cost of NOX reductions, if required, may be substantial. The Companies continue to evaluate their compliance plans and other compliance options.

          The Companies are required to meet federally approved SO2 regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $25,000 for each day the unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Companies cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

          CEI and TE have been named as "potentially responsible parties" (PRPs) for three sites listed on the Federal Superfund National Priorities List and several other sites. Federal environmental regulations provide that PRPs for specific sites would be held liable on a joint and several basis. CEI and TE have accrued a liability of $5.9 million based on estimates of their share of potential cleanup costs.

          Legislative, administrative and judicial actions will continue to change the way that the Companies must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Companies expect that any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from their customers.

7.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1997 and 1996.

                                   March 31,    June 30,  September 30,  December 31,
   Three Months Ended                1997        1997         1997           1997
------------------------------------------------------------------------------------
                                         (In millions, except per share amounts)
Operating Revenues                 $604.8       $593.3       $652.7        $970.8
Operating Expenses and Taxes        478.5        467.3        511.6         808.2
---------------------------------------------------------------------------------
Operating Income                    126.3        126.0        141.1         162.6
Other Income                         13.5         14.1         12.0          18.7
Net Interest Charges                 66.9         66.3         64.4         110.9
---------------------------------------------------------------------------------
Net Income                         $ 72.9       $ 73.8       $ 88.7        $ 70.4
=================================================================================
Earnings per Share of Common
 Stock                             $  .51       $  .51       $  .61        $  .36
==================================================================================


                                   March 31,    June 30,  September 30,  December 31,
   Three Months Ended                1996        1996         1996           1996
------------------------------------------------------------------------------------
                                         (In millions, except per share amounts)

Operating Revenues                 $611.6       $599.3       $646.9        $611.9
Operating Expenses and Taxes        481.1        471.7        500.0         486.8
---------------------------------------------------------------------------------
Operating Income                    130.5        127.6        146.9         125.1
Other Income                          7.0         10.7          7.1          12.7
Net Interest Charges                 67.2         64.8         64.6          68.3
---------------------------------------------------------------------------------
Net Income                         $ 70.3       $ 73.5       $ 89.4        $ 69.5
=================================================================================
Earnings per Share of Common
 Stock                            $   .49       $  .51       $  .62        $  .48
=================================================================================




          Results for CEI and TE are included from the November
8, 1997 acquisition date through December 31, 1997.

8.  PRO FORMA COMBINED CONDENSED FIRSTENERGY FINANCIAL STATEMENTS
     (UNAUDITED):

          The pro forma statements of income of FirstEnergy give effect to the Merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.

                                      Year Ended December 31,
                                      ------------------------
                                         1997        1996
--------------------------------------------------------------
                      (In millions, except per share amounts)

Operating revenues                     $4,975      $5,006
Operating expenses                      3,966       3,941
-------------------------------------------------------------
Operating income                        1,009       1,065
Other income                               61          37
Net interest                              643         634
------------------------------------------------------------
Net income                             $  427      $  468
============================================================
Earnings per share of common stock     $ 1.92      $ 2.11
============================================================

          Pro forma adjustments reflected above include: (1) adjusting CEI and TE nuclear generating units to fair value based upon independent appraisals and estimated discounted future cash flows based on management's current view of cost recovery; (2) goodwill recognized representing the excess of the purchase price over Centerior's adjusted net assets; (3) elimination of revenue and expense transactions between OE and Centerior; (4) amortization of the fair value adjustment of long-term debt; and
(5) adjustments for estimated tax effects of the above adjustments.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of FirstEnergy Corp.:

          We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of FirstEnergy Corp.
(an Ohio corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstEnergy Corp. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 13, 1998