Form 10-K405, Exhibit 13
period 1997-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1998-03-30
CIK 1031296, 20947, 73960, 77278, 352049

                                              OHIO EDISON COMPANY

                                           SELECTED FINANCIAL DATA
                                        1997        1996       1995        1994        1993
-------------------------------------------------------------------------------------------
                                             (In thousands, except per share amounts)
Operating Revenues                  $2,473,582  $2,469,785  $2,465,846  $2,368,191  $2,369,940
                                    ----------------------------------------------------------
Net Income                          $  293,194  $  315,170  $  317,241  $  303,531  $   82,724
                                    ----------------------------------------------------------
Earnings on Common Stock            $  280,802  $  302,673  $  294,747  $  281,852  $   59,017
                                    ----------------------------------------------------------
Total Assets                        $8,977,455  $9,054,457  $8,892,088  $9,045,255  $8,964,841
                                    ----------------------------------------------------------
Capitalization at December 31:
  Common Stockholders' Equity       $2,724,319  $2,503,359  $2,407,871  $2,317,197  $2,243,292
  Preferred Stock:
    Not Subject to Mandatory
     Redemption                        211,870     211,870     211,870     328,240     328,240
    Subject to Mandatory Redemption    150,000     155,000     160,000      40,000      45,500
  Long-Term Debt                     2,569,802   2,712,760   2,786,256   3,166,593   3,039,263
                                    ----------------------------------------------------------
Total Capitalization                $5,655,991  $5,582,989  $5,565,997  $5,852,030  $5,656,295
                                    ----------------------------------------------------------
Capitalization Ratios:
  Common Stockholders' Equity             48.2%       44.8%       43.3%       39.6%       39.7%
  Preferred Stock:
     Not Subject to Mandatory
      Redemption                           3.7         3.8         3.8         5.6         5.8
    Subject to Mandatory Redemption        2.7         2.8         2.9         0.7         0.8
  Long-Term Debt                          45.4        48.6        50.0        54.1        53.7
                                    ----------------------------------------------------------
    Total Capitalization                 100.0%      100.0%      100.0%      100.0%      100.0%
                                    ----------------------------------------------------------

Kilowatt-Hour Sales (Millions):
  Residential                            8,631       8,704       8,546       8,201       8,237
  Commercial                             7,335       7,246       7,151       6,885       6,787
  Industrial                            11,202      11,089      10,513       9,841       9,874
  Other                                    150         147         146         144         144
                                    ----------------------------------------------------------
    Total Retail                        27,318      27,186      26,356      25,071      25,042
    Total Wholesale                      5,241       7,076       6,920       5,879       7,162
                                    ----------------------------------------------------------
    Total                               32,559      34,262      33,276      30,950      32,204
                                    ----------------------------------------------------------
Customers Served:
  Residential                          995,605     988,179     978,118     968,483     957,867
  Commercial                           111,189     113,795     111,978     109,832     107,401
  Industrial                             4,568       4,590       4,268       3,786       3,685
  Other                                  1,415       1,331       1,308       1,226       1,199
                                    ----------------------------------------------------------
  Total                              1,112,777   1,107,895   1,095,672   1,083,327   1,070,152
                                    ----------------------------------------------------------
Average Annual Residential kWh
 Usage                                   8,720       8,861       8,787       8,524       8,660
Cost of Fuel per Million Btu             $1.10       $1.13       $1.18       $1.21       $1.26
Peak Load-Megawatts                      6,225       6,027       6,332       5,744       5,729
Number of Employees                      4,215       4,273       4,812       5,166       5,978


                                        PRICE RANGE OF COMMON STOCK

          The Company's Common Stock became wholly owned by FirstEnergy Corp. effective with the
November 8, 1997 merger date. Prices shown below are for the period through November 7, 1997.

                                                       1997                 1996
----------------------------------------------------------------------------------------
First Quarter High-Low                           23-7/8    20-7/8      24-7/8    21-7/8
                                               -----------------------------------------
Second Quarter High-Low                           22       19-1/4        23      20-1/4
                                               -----------------------------------------
Third Quarter High-Low                           23-5/8    21-3/4      22-1/4    19-1/4
                                               -----------------------------------------
Fourth Quarter High-Low                            -         -         23-1/4    19-3/8
                                               -----------------------------------------
Yearly High-Low                                    -         -         24-7/8    19-1/4
                                               -----------------------------------------

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

          The most significant event during the year was the approval by the Federal Energy Regulatory Commission (FERC) of our merger with Centerior Energy Corporation to form FirstEnergy Corp., which came into existence on November 8, 1997. We expect the merger to produce a minimum of $1 billion in savings for FirstEnergy Corp. during the first ten years of joint operations through the elimination of duplicative activities, improved operating efficiencies, lower capital expenditures, accelerated debt reduction, the coordination of the companies' work forces and enhanced purchasing power.

          Earnings on common stock of $280.8 million were adversely affected by net nonrecurring charges amounting to $26.4 million relating to a voluntary retirement program and estimated severance expenses. Excluding these charges, 1997 earnings on common stock were $307.2 million, compared to $302.7 million in 1996. The 1997 results reflect accelerated depreciation and amortization of nuclear and regulatory assets totaling approximately $211 million under our Rate Reduction and Economic Development Plan and Pennsylvania Power Company's (Penn's) Rate Stability and Economic Development Plan; results for 1996 included approximately $178 million of accelerated depreciation and amortization. The 1996 results compared favorably to earnings on common stock of $294.7 million in 1995.

         For the third consecutive year, we achieved record operating revenues and for the fifth consecutive year, we achieved record retail sales. The following table summarizes the sources of changes in operating revenues for 1997 and 1996 as compared to the previous year:

                                               1997       1996
                                               ----       ----
                                                (In millions)

Increased retail kilowatt-hour sales         $  7.8     $ 58.1
Change in average retail price                 13.3      (46.1)
Sales to utilities                            (25.8)      (4.5)
Other                                           8.5       (3.6)
                                             ------     ------
Net Increase                                 $  3.8     $  3.9
                                             ======     ======

          An improving local economy helped us achieve record retail sales of 27.3 billion kilowatt-hours. Our customer base continues to grow with approximately 4,900 new retail customers added in 1997, after gaining more than 12,200 customers the previous year. Residential sales decreased 0.8% in 1997, following a 1.8% gain the previous year. Commercial sales rose 1.2% and 1.3% in 1997 and 1996, respectively. Increased demand by rubber and plastics and primary metal manufacturers contributed to a 1.0% rise in industrial sales during 1997, following a 5.5% increase the previous year. Sales to other utilities fell 26.4% in 1997 as a result of the December 31, 1996, expiration of a one-year contract with another utility to supply 250 megawatts of power. This reduction follows a 2.7% increase the previous year. As a result of the above factors, total kilowatt-hour sales dropped 5.0%, compared with sales in 1996, which were up 3.0% from 1995.

          Because of lower kilowatt-hour sales, the Companies spent less on fuel and purchased power during 1997, compared to 1996 costs, which were also down compared to 1995. Higher nuclear expenses in 1997 reflect increased operating costs at the Beaver Valley Plant. Nuclear operating costs were lower in 1996, compared to 1995, due primarily to lower refueling outage cost levels. The increase in other operating costs in 1997 reflects a fourth quarter charge of approximately $41.5 million for a voluntary retirement program and estimated severance expenses. These cost increases were partially offset by gains on the sale of emission allowances during the year. The decrease in other operating costs in 1996, compared to 1995, reflects lower maintenance costs at our fossil-fuel generating units.

          The changes in depreciation and regulatory asset amortization in 1997 and 1996 reflect accelerations under the regulatory plans discussed above. General taxes decreased in 1997, compared to 1996, due to lower property taxes and an adjustment in the second quarter of 1997 which reduced the Companies' liabilities for gross receipts taxes.

          The increases in other income in 1997 and 1996 were principally due to higher investment income--primarily through our PNBV Capital Trust investment, which was effective in the third quarter of 1996. Overall, interest costs continue to trend downward. Total interest costs were lower in 1997 than in 1996. Interest on long-term debt decreased due to our economic refinancings and redemption of higher-cost debt totaling approximately $282 million that had been outstanding as of December 31, 1996. Other interest expense increased compared to 1996 due mainly to higher levels of short-term borrowing. We also discontinued deferring nuclear unit interest in the second half of 1995, consistent with our regulatory plan.

CAPITAL RESOURCES AND LIQUIDITY

          We have significantly improved our financial position over the past five years. Cash generated from operations was nearly 25% higher in 1997 than it was in 1992 due to higher revenues and aggressive cost controls. At the same time, return on common equity improved from 10.8% in 1992 to 12.0% in 1997, excluding the net nonrecurring charges discussed above. By the end of 1997, we were serving about 57,000 more customers than we were five years ago, with approximately 2,000 fewer employees. As a result, our customer/employee ratio has increased by 56% over the past five years, standing at 264 customers per employee at the end of 1997, compared with 169 at the end of 1992. In addition, capital expenditures have dropped substantially during that period. Expenditures in 1997 were approximately 37% lower than they were in 1992, and total depreciation charges have exceeded property additions since the end of 1987.

          Over the past five years, we have aggressively taken advantage of opportunities in the financial markets to reduce our average capital costs. Through refinancing activities, we have reduced the average cost of outstanding debt from 8.53% at the end of 1992 to 7.77% at the end of 1997. Excluding the nonrecurring charges mentioned above, our fixed charge coverage ratios continue to improve. Our indenture ratio, which is used to measure our ability to issue first mortgage bonds, improved from 4.34 at the end of 1992 to 6.21 at the end of 1997. Over the same period, our charter ratio--a measure of our ability to issue preferred stock-- improved from 1.89 to 2.35. At the end of 1997, our common equity as a percentage of capitalization stood at 48% compared to 40% at the end of 1992.

          Our cash requirements in 1998 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. During 1997, we reduced our total debt by approximately $245 million. We also have cash requirements of approximately $1,015 million for the 1998-2002 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $167 million applies to 1998.

          We had about $4.7 million of cash and temporary investments and $302.2 million of short-term indebtedness on December 31, 1997. As of December 31, 1997, we had the capability to borrow $61 million through unused OES Fuel credit facilities. In addition, our unused borrowing capability included $37 million under revolving lines of credit and $26 million of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

          Our capital spending for the period 1998-2002 is expected to be about $600 million (excluding nuclear fuel), of which approximately $165 million applies to 1998. This spending level is nearly $300 million lower than actual capital outlays over the past five years. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $206 million, of which about $26 million applies to 1998. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $182 million and $41 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments (net of PNBV Capital Trust income) of approximately $442 million for the 1998-2002 period, of which approximately $83 million relates to 1998. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

INTEREST RATE RISK

          Our exposure to fluctuations in market interest rates is mitigated by the fact that a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 3, our investment in the PNBV Capital Trust effectively reduces future lease obligations, also reducing interest rate risk. As discussed in Note 1, changes in the market value of our decommissioning trust funds are recognized with a corresponding change to the decommissioning liability.

         The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions:

                                                                 There-         Fair
                                1998  1999  2000   2001   2002   after   Total  Value
-------------------------------------------------------------------------------------
                                                   (Dollars in Millions)
Investments other than Cash
and Cash Equivalents

Fixed Income                  $   7  $  6  $  17  $  23  $  26  $  738  $  817  $  880
  Average interest rate         5.9%  5.5%   7.3%   7.7%   7.8%    7.8%    7.8%
--------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------------
Long-term Debt
Fixed rate                     $162  $162   $116   $ 15   $324  $1,406  $2,185  $2,297
  Average interest rate         8.7%  6.9%   6.5%   8.1%   7.8%    7.4%    7.5%
Variable rate                        $215                       $  327  $  542  $  538
  Average interest rate               6.4%                         4.1%    5.0%
Short-term Borrowings          $302                                     $  302  $  302
  Average interest rate         6.0%                                       6.0%
--------------------------------------------------------------------------------------
Preferred Stock                $  5  $  5   $  5   $  5   $  1  $  134  $  155  $  161
  Average dividend rate         8.5%  8.5%   8.5%   8.5%   7.6%    8.9%    8.8%
--------------------------------------------------------------------------------------


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

          The Company's Rate Reduction and Economic Development Plan was approved by the Public Utilities Commission of Ohio (PUCO) in 1995; Penn's Rate Stability and Economic Development Plan was approved by the Pennsylvania Public Utility Commission (PPUC) in the second quarter of 1996. These regulatory plans initially maintain the Company's current base electric rates through December 31, 2005, and Penn's through June 20, 2006. The plans also revised the Companies' fuel cost recovery methods.

          As part of the Company's regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues by approximately $600 million during the regulatory plan period, which is to be followed by a base rate reduction of approximately $300 million in 2006.

          The Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, we have been authorized by the PUCO and PPUC to recognize additional capital recovery related to our generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan periods of at least $2 billion for the Company and $358 million for Penn, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates.

          Based on the regulatory environment we operate in today and the regulatory plans, we believe we will continue to be able to bill and collect cost-based rates for all of our operations; accordingly, it is appropriate that we continue the application of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). However, as discussed below, changes in the regulatory environment are on the horizon. With respect to Penn, we expect to discontinue the application of SFAS 71 for the generation portion of that business, possibly as early as 1998. We do not expect the impact of Penn discontinuing SFAS 71 to be material. As further discussed below, the Ohio legislature is in the discussion stages of restructuring the electric utility industry within the State. We do not expect any changes in Ohio regulation to be effective within the next two years and we cannot assess what the ultimate impact may be.

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

          We have initiated formal communications with many of our major suppliers to determine the extent to which we are vulnerable to those third parties' failure to resolve their own Year 2000 problems. Our total Year 2000 project cost and estimates to complete are based on currently available information and do not include the estimated costs and time associated with the impact of a third party's Year 2000 issue. There can be no guarantee that the failure of other companies to resolve their own Year 2000 issues will not have a material adverse effect on us.

          We are utilizing both internal and external resources to reprogram and/or replace and test the software for Year 2000 modifications. Most of our Year 2000 problems will be resolved through system replacements. The different phases of our Year 2000 project will be completed at various dates, most of which occur in 1999. We plan to complete the entire Year 2000 project by mid-December 1999. Of the total project cost, approximately $30 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements (i.e., the Year 2000 solution comprises only a portion of the benefit resulting from the system replacements). The remaining $4 million will be expensed as incurred over the next two years. To date, we have incurred approximately $0.5 million related to the assessment of, and preliminary efforts in connection with, our Year 2000 project and the development of a remediation plan.

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

                                             OHIO EDISON COMPANY

                                    CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                                1997        1996          1995
------------------------------------------------------------------------------------------------
                                                                       (In thousands)
OPERATING REVENUES                                          $2,473,582   $2,469,785   $2,465,846
                                                            ----------   ----------   ----------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                     437,223      456,629      465,483
  Nuclear operating costs                                      267,681      247,708      289,717
  Other operating costs                                        446,778      420,523      446,967
                                                            ----------   ----------   ----------
    Total operation and maintenance expenses                 1,151,682    1,124,860    1,202,167
  Provision for depreciation                                   392,525      355,780      256,085
  Amortization of net regulatory assets                         37,416       27,661        5,825
  General taxes                                                234,964      241,998      243,179
  Income taxes                                                 168,427      189,417      191,972
                                                            ----------   ----------   ----------
    Total operating expenses and taxes                       1,985,014    1,939,716    1,899,228
                                                            ----------   ----------   ----------

OPERATING INCOME                                               488,568      530,069      566,618

OTHER INCOME                                                    52,847       37,537       14,424
                                                            ----------   ----------   ----------

INCOME BEFORE NET INTEREST CHARGES                             541,415      567,606      581,042
                                                            ----------   ----------   ----------

NET INTEREST CHARGES:
  Interest on long-term debt                                   204,285      211,935      243,570
  Deferred nuclear unit interest                                     -            -       (4,250)
  Allowance for borrowed funds used during
    construction and capitalized interest                       (2,699)      (3,136)      (5,668)
  Other interest expense                                        31,209       28,211       22,944
  Subsidiaries' preferred stock dividend requirements           15,426       15,426        7,205
                                                            ----------   ----------   ----------
    Net interest charges                                       248,221      252,436      263,801
                                                            ----------   ----------   ----------

NET INCOME                                                    $293,194     $315,170     $317,241

PREFERRED STOCK DIVIDEND REQUIREMENTS                           12,392       12,497       22,494
                                                              --------     --------     --------
EARNINGS ON COMMON STOCK                                      $280,802     $302,673     $294,747
                                                              ========     ========     ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                          OHIO EDISON COMPANY

                                     CONSOLIDATED BALANCE SHEETS
At December 31,                                                     1997          1996
-----------------------------------------------------------------------------------------
                                                                      (In thousands)
                       ASSETS
UTILITY PLANT:
  In service, at original cost                                   $8,666,272    $8,634,030
  Less--Accumulated provision for depreciation                    3,546,594     3,226,259
                                                                 ----------    ----------
                                                                  5,119,678     5,407,771
                                                                 ----------    ----------
  Construction work in progress--
    Electric plant                                                   99,158        93,413
    Nuclear fuel                                                     21,360         5,786
                                                                 ----------    ----------
                                                                    120,518        99,199
                                                                 ----------    ----------
                                                                  5,240,196     5,506,970
                                                                 ----------    ----------
OTHER PROPERTY AND INVESTMENTS:
  PNBV Capital Trust (Note 3)                                       482,220       487,979
  Letter of credit collateralization (Note 3)                       277,763       277,763
  Other (Note 4B)                                                   529,408       323,316
                                                                 ----------    ----------
                                                                  1,289,391     1,089,058
                                                                 ----------    ----------
CURRENT ASSETS:
  Cash and cash equivalents                                           4,680         5,253
  Receivables--
    Customers (less accumulated provisions of
      $5,618,000 and $2,306,000, respectively,
      for uncollectible accounts)                                   235,332       247,027
    Associated companies                                             25,348             -
    Other                                                            87,566        58,327
  Materials and supplies, at average cost--
    Owned                                                            75,580        66,177
    Under consignment                                                47,890        44,468
  Prepayments and other                                              78,348        75,681
                                                                 ----------    ----------
                                                                    554,744       496,933
                                                                 ----------    ----------
DEFERRED CHARGES:
  Regulatory assets                                               1,601,709     1,703,111
  Unamortized sale and leaseback costs                               95,096       100,066
  Property taxes                                                    100,043       100,802
  Other                                                              96,276        57,517
                                                                 ----------    ----------
                                                                  1,893,124     1,961,496
                                                                 ----------    ----------
                                                                 $8,977,455    $9,054,457
                                                                 ==========    ==========



       CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements
 of Capitalization):
  Common stockholders' equity                                    $2,724,319    $2,503,359
  Preferred stock --
    Not subject to mandatory redemption                             160,965       160,965
    Subject to mandatory redemption                                  15,000        20,000
  Preferred stock of consolidated subsidiary--
    Not subject to mandatory redemption                              50,905        50,905
    Subject to mandatory redemption                                  15,000        15,000
  Company obligated mandatorily redeemable preferred
    securities of subsidiary trust holding solely Company
    subordinated debentures                                         120,000       120,000
  Long-term debt                                                  2,569,802     2,712,760
                                                                 ----------    ----------
                                                                  5,655,991     5,582,989
                                                                 ----------    ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock              278,492       333,667
  Short-term borrowings (Note 5)                                    302,229       349,480
  Accounts payable                                                  115,836        93,509
  Accrued taxes                                                     157,095       142,909
  Accrued interest                                                   53,165        52,855
  Other                                                             115,256       131,275
                                                                 ----------    ----------
                                                                  1,022,073     1,103,695
                                                                 ----------    ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                               1,698,354     1,777,086
  Accumulated deferred investment tax credits                       184,804       199,835
  Pensions and other postretirement benefits                        158,038       123,446
  Other                                                             258,195       267,406
                                                                 ----------    ----------
                                                                  2,299,391     2,367,773
                                                                 ----------    ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 3 and 6 )                                               $8,977,455    $9,054,457
                                                                 ==========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                           OHIO EDISON COMPANY

                               CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                            1997             1996
----------------------------------------------------------------------------------------------------
                          (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $9 par value, authorized 175,000,000 shares-100 shares
   and 152,569,437 shares outstanding, respectively                       $        1   $1,373,125
  Other paid-in capital                                                    2,102,644      727,602
  Retained earnings (Note 4A)                                                621,674      557,642
  Unallocated employee stock ownership plan common stock-
    8,259,053 shares (Note 4B)                                                     -     (155,010)
                                                                          ----------   ----------
      Total common stockholders' equity                                    2,724,319    2,503,359
                                                                          ----------   ----------
                                Number of Shares        Optional
                                  Outstanding        Redemption Price
                               ------------------   --------------------
                                1997        1996    Per Share  Aggregate
PREFERRED STOCK (Note 4C):
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory
   Redemption:
    3.90%                      152,510     152,510    $103.63    $15,804      15,251       15,251
    4.40%                      176,280     176,280     108.00     19,038      17,628       17,628
    4.44%                      136,560     136,560     103.50     14,134      13,656       13,656
    4.56%                      144,300     144,300     103.38     14,917      14,430       14,430
                            ----------  ----------               -------  ----------   ----------
                               609,650     609,650                63,893      60,965       60,965
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory
   Redemption:
    7.75%                    4,000,000   4,000,000                           100,000      100,000
                            ----------  ----------               -------  ----------   ----------
      Total not subject to
      mandatory redemption   4,609,650   4,609,650               $63,893     160,965      160,965
                            ==========  ==========               =======  ----------   ----------
Cumulative, $100 par value-
  Subject to Mandatory
   Redemption (Note 4D):
    8.45%                      200,000     250,000                            20,000       25,000
    Redemption within
     one year                                                                 (5,000)      (5,000)
                            ----------  ----------                         ---------   ----------
        Total subject to
      mandatory redemption     200,000     250,000                            15,000       20,000
                            ==========  ==========                         ---------   ----------
PREFERRED STOCK OF
CONSOLIDATED SUBSIDIARY
(Note 4C):
Pennsylvania Power Company
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory
   Redemption:
    4.24%                       40,000      40,000    $103.13    $ 4,125       4,000        4,000
    4.25%                       41,049      41,049     105.00      4,310       4,105        4,105
    4.64%                       60,000      60,000     102.98      6,179       6,000        6,000
    7.64%                       60,000      60,000     101.42      6,085       6,000        6,000
    7.75%                      250,000     250,000          -         -       25,000       25,000
    8.00%                       58,000      58,000     102.07      5,920       5,800        5,800
                            ----------  ----------               -------   ---------   ----------
      Total not subject to
       mandatory redemption    509,049     509,049               $26,619      50,905       50,905
                            ==========  ==========               =======   ---------   ----------
  Subject to Mandatory
   Redemption (Note 4D):
    7.625%                     150,000     150,000    $107.63    $16,145       15,000      15,000
                            ==========  ==========               =======    ----------  ----------

COMPANY OBLIGATED MANDATOR-
ILY REDEEMABLE PREFERRED
SECURITIES OF SUBSIDIARY
TRUST HOLDING SOLELY COMPANY
SUBORDINATED DEBENTURES
(Note 4E):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory
   Redemption:
    9.00%                    4,800,000   4,800,000                           120,000      120,000
                             =========   =========                        ----------   ----------


                                            OHIO EDISON COMPANY

                             CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,           1997     1996                              1997    1996       1997      1996
---------------------------------------------------------------------------------------------------------
                                                  (In thousands)
LONG-TERM DEBT (Note 4F):
First mortgage bonds:
  Ohio Edison Company--                   Pennsylvania Power Company--
    8.750%  due 1998    150,000   150,000 9.740% due 1999-2019     20,000  20,000
    6.875%  due 1999    150,000   150,000 7.500% due 2003          40,000  40,000
    6.375%  due 2000     80,000    80,000 6.375% due 2004          20,500  37,000
    7.375%  due 2002    120,000   120,000 6.625% due 2004          14,000  20,000
    7.500%  due 2002     34,265    34,265 8.500% due 2022          27,250  27,250
    8.250%  due 2002    125,000   125,000 7.625% due 2023           6,500   6,500
                                                                  ------- -------
    8.625%  due 2003    150,000   150,000
    6.875%  due 2005     80,000    80,000
    8.750%  due 2022     50,960    50,960
    7.625%  due 2023     75,000    75,000
    7.875%  due 2023    100,000   100,000
                      --------- ---------
Total first mortgage
 bonds.               1,115,225 1,115,225                         128,250 150,750  1,243,475  1,265,975
                      --------- ---------                         ------- ------- ---------- ----------
Secured notes:
  Ohio Edison Company--                   Pennsylvania Power Company--
    7.930% due 2002      50,646    60,467  4.750% due 1998            850     850
    7.680% due 2005     200,000   200,000  6.080% due 2000         23,000  23,000
    6.750% due 2015      40,000    40,000  5.400% due 2013          1,000   1,000
    7.450% due 2016      47,725    47,725  5.400% due 2017         10,600  10,600
    7.100% due 2018      26,000    26,000  7.150% due 2017         17,925  17,925
    7.050% due 2020      60,000    60,000  5.900% due 2018         16,800  16,800
    7.000% due 2021      69,500    69,500  8.100% due 2018              -  10,300
    7.150% due 2021         443       443  8.100% due 2020          5,200   5,200
    7.625% due 2023      50,000    50,000  7.150% due 2021         14,482  14,482
    8.100% due 2023      30,000    30,000  6.150% due 2023         12,700  12,700
    7.750% due 2024     108,000   108,000  3.900% due 2027         10,300       -
    5.625% due 2029      50,000    50,000  6.450% due 2027         14,500  14,500
    5.950% due 2029      56,212    56,212  5.450% due 2028          6,950   6,950
    5.450% due 2033      14,800    14,800  6.000% due 2028         14,250  14,250
                                           5.950% due 2029            238     238
                      --------- ---------                         ------- -------
                        803,326   813,147                         148,795 148,795    952,121    961,942
                      --------- ---------                         ------- ------- ---------- ----------
  OES Fuel--
  5.86% weighted
   average interest
   rate                                                                              80,755      84,000
                                                                                 ----------  ----------
Total secured notes                                                               1,032,876   1,045,942
                                                                                 ----------  ----------
Unsecured notes:
  Ohio Edison Company--
  7.430% due 1997                                                                         -     100,000
  8.735% due 1997                                                                         -      50,000
  6.088% due 1999                                                                         -     225,000
  6.338% due 1999                                                                    40,000           -
  6.400% due 1999                                                                   175,000           -
  4.300% due 2012                                                                    50,000      50,000
  4.350% due 2014                                                                    50,000      50,000
  3.950% due 2015                                                                    50,000      50,000
  4.100% due 2018                                                                    57,100      57,100
  4.200% due 2018                                                                    56,000      56,000
  4.050% due 2032                                                                    53,400      53,400
                                                                                 ----------  ----------

  Total unsecured notes                                                             531,500     691,500
                                                                                 ----------  ----------

Capital lease obligations (Note 3)                                                   40,614      43,775
                                                                                 ----------  ----------

Net unamortized discount on debt                                                     (5,171)     (5,765)
                                                                                 ----------  ----------
Long-term debt due within one year                                                 (273,492)   (328,667)
                                                                                 ----------  ----------
  Total long-term debt                                                            2,569,802   2,712,760
                                                                                 ----------  ----------
TOTAL CAPITALIZATION                                                             $5,655,991  $5,582,989
                                                                                 ==========  ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                          OHIO EDISON COMPANY

                              CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31,                  1997        1996         1995
---------------------------------------------------------------------------------
                                                          (In thousands)
Balance at beginning of year                    $557,642    $471,095    $389,600
Net income                                       293,194     315,170     317,241
                                                --------    --------    --------
                                                 850,836     786,265     706,841
--------------------------------------------------------------------------------
Cash dividends on preferred stock                 12,392      12,497      20,234
Cash dividends on common stock                   216,770     216,126     215,512
                                                --------    --------    --------
                                                 229,162     228,623     235,746
                                                --------    --------    --------
Balance at end of year (Note 4A)                $621,674    $557,642    $471,095
--------------------------------------------------------------------------------

                 CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL
                                                                           Preferred Stock
                                                                -----------------------------------------
                                                        Unallo-      Not Subject to       Subject to
                                Common Stock            cated    Mandatory Redemption Mandatory Redemption
                     ------------------------------            --------------------- --------------------
                                               Other     ESOP                 Par or              Par or
                      Number        Par       Paid-In   Common      Number    Stated    Number    Stated
                    of Shares      Value      Capital   Stock     of Shares   Value    of Shares  Value
                    -----------  ----------  -------- ----------  ---------   --------  -------  --------
                                                     (Dollars in thousands)
Balance, January 1,
 1995                152,569,437 $1,373,125 $  724,848 $(170,376) 6,282,399  $328,240   400,000  $40,000
  Minimum liability
   for unfunded
  retirement benefits                            2,446
  Allocation of ESOP
   Shares                                        1,274     7,720
  Sale of 9%
   Preferred Stock                                                                    4,800,000  120,000
  Redemptions--
  7.24%  Series                                   (720)            (363,700)  (36,370)
  7.36%  Series                                   (609)            (350,000)  (35,000)
  8.20%  Series                                   (932)            (450,000)  (45,000)
--------------------------------------------------------------------------------------------------------
Balance, December 31,
 1995                152,569,437  1,373,125    726,307  (162,656) 5,118,699   211,870 5,200,000  160,000
  Minimum liability
   for unfunded
  retirement benefits                              (51)
  Allocation of ESOP
   Shares                                        1,346     7,646
--------------------------------------------------------------------------------------------------------
Balance, December 31,
 1996                152,569,437  1,373,125    727,602  (155,010) 5,118,699   211,870 5,200,000  160,000
  FirstEnergy merger(152,569,337)(1,373,124) 1,373,124   146,977
  Minimum liability
   for unfunded
   retirement benefits                              44
  Allocation of
   ESOP Shares                                   1,874     8,033
  Redemptions--
  8.45%  Series                                                                         (50,000)  (5,000)
--------------------------------------------------------------------------------------------------------
Balance, December 31,
 1997                        100 $        1 $2,102,644 $    -     5,118,699  $211,870 5,150,000 $155,000
=========================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                            OHIO EDISON COMPANY

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                                 1997       1996         1995
-----------------------------------------------------------------------------------------------
                                                                       (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                     $293,194    $315,170    $317,241
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation                                  392,525     355,780     256,085
    Nuclear fuel and lease amortization                          49,251      52,784      70,849
    Other amortization, net                                      36,229      25,961       5,885
    Deferred income taxes, net                                  (40,478)     41,365      53,395
    Investment tax credits, net                                 (15,031)    (14,041)     (9,951)
    Receivables                                                 (23,887)     24,326     (20,452)
    Materials and supplies                                      (10,557)       (736)     12,428
    Accounts payable                                             32,531         962       3,545
    Other                                                        22,943     (41,254)     64,189
                                                               --------    --------    --------
      Net cash provided from operating activities               736,720     760,317     753,214
                                                               --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
    Preferred stock                                                   -           -     120,000
    Long-term debt                                               89,773     306,313     254,365
    Short-term borrowings, net                                        -     229,515           -
Redemptions and Repayments-
    Preferred stock                                               5,000       1,016     117,528
    Long-term debt                                              292,409     438,916     499,276
    Short-term borrowings, net                                   47,251           -      54,677
Dividend Payments-
    Common stock                                                237,848     218,656     217,192
    Preferred stock                                              12,559      12,560      20,623
                                                               --------    --------    --------
      Net cash used for financing activities                    505,294     135,320     534,931
                                                               --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                              179,328     148,189     198,103
PNBV capital trust investment                                         -     487,979           -
Other                                                            52,671      13,406      13,641
                                                               --------    --------    --------
      Net cash used for investing activities                    231,999     649,574     211,744
                                                               --------    --------    --------
Net increase (decrease) in cash and cash equivalents               (573)    (24,577)      6,539
Cash and cash equivalents at beginning of year                    5,253      29,830      23,291
                                                               --------    --------    --------
Cash and cash equivalents at end of year                       $  4,680    $  5,253    $ 29,830
                                                               ========    ========    ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
  Interest (net of amounts capitalized)                        $212,987    $224,541    $254,789
                                                               ========    ========    ========
  Income taxes                                                 $228,399    $157,477    $178,643
                                                               ========    ========    ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                            OHIO EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                            1997          1996        1995
---------------------------------------------------------------------------------------------
                                                                    (In thousands)
GENERAL TAXES:
Real and personal property                               $  114,111  $  115,443  $  118,707
State gross receipts                                         99,262     104,158     100,591
Social security and unemployment                             14,113      14,602      15,787
Other                                                         7,478       7,795       8,094
                                                         ----------  ----------  ----------
    Total general taxes                                  $  234,964  $  241,998  $  243,179
                                                         ==========  ==========  ==========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                $  225,529  $  164,132  $  145,511
  State                                                      17,784       9,839      10,352
                                                         ----------  ----------  ----------
                                                            243,313     173,971     155,863
                                                         ----------  ----------  ----------
Deferred, net-
  Federal                                                   (34,429)     37,277      50,631
  State                                                      (6,048)      4,088       2,764
                                                         ----------  ----------  ----------
                                                            (40,477)     41,365      53,395
                                                         ----------  ----------  ----------
Investment tax credit amortization                          (15,031)    (14,041)     (9,951)
                                                         ----------  ----------  ----------
    Total provision for income taxes                     $  187,805  $  201,295  $  199,307
                                                         ==========  ==========  ==========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                         $  168,427  $  189,417  $  191,972
Other income                                                 19,378      11,878       7,335
                                                         ----------  ----------  ----------
    Total provision for income taxes                     $  187,805  $  201,295  $  199,307
                                                         ==========  ==========  ==========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes            $  480,999  $  516,465  $  516,548
                                                         ==========  ==========  ==========
Federal income tax expense at statutory rate             $  168,350  $  180,763  $  180,792
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                    (15,031)    (14,041)     (9,951)
  State income taxes net of federal income tax benefit        7,628       9,053       8,525
  Amortization of tax regulatory assets                      28,277      26,945      19,690
  Other, net                                                 (1,419)     (1,425)        251
                                                         ----------  ----------  -----------
    Total provision for income taxes                     $  187,805  $  201,295  $  199,307
                                                         ==========  ==========  ==========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                               $1,019,952  $1,086,533  $1,047,387
Allowance for equity funds used during construction         210,136     233,345     263,465
Deferred nuclear expense                                    252,946     262,123     271,114
Customer receivables for future income taxes                177,578     191,537     204,978
Deferred sale and leaseback costs                            74,861      78,607      82,381
Unamortized investment tax credits                          (67,208)    (72,663)    (77,777)
Other                                                        30,089      (2,396)    (19,114)
                                                         ----------  ----------  ----------
    Net deferred income tax liability                    $1,698,354  $1,777,086  $1,772,434
                                                         ==========  ==========  ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Ohio Edison Company (Company), and its wholly owned subsidiaries. Pennsylvania Power Company (Penn) is the Company's principal operating subsidiary. All significant intercompany transactions have been eliminated. The Company became a wholly owned subsidiary of FirstEnergy Corp. on November 8, 1997. The Company and Penn (Companies) follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

   REVENUES-

          The Companies' principal business is providing electric service to customers in central and northeastern Ohio and western Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1997 or 1996, with respect to any particular segment of the Companies' customers.

   REGULATORY PLANS-

          The Company's Rate Reduction and Economic Development Plan was approved by the PUCO in 1995 and Penn's Rate Stability and Economic Development Plan was approved by the PPUC in the second quarter of 1996. These regulatory plans initially maintain current base electric rates for the Company and Penn through December 31, 2005 and June 20, 2006, respectively. At the end of the regulatory plan period, the Company's base rates will be reduced by $300 million (approximately 20 percent below current levels). The plans also revised the Companies' fuel cost recovery methods. The Companies formerly recovered fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. In accordance with the respective regulatory plans, the Company's fuel rate will be frozen through the regulatory plan period, subject to limited periodic adjustments; Penn's plan provided for the roll-in to base rates of its fuel rate. As part of the Company's regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues for the Company by approximately $600 million during the regulatory plan period.

          All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO has authorized the Company to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion, and the PPUC has authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 1997, the Companies' cumulative additional capital recovery and regulatory asset amortization amounted to $427 million.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (allowance for funds used during construction).

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 3.0% in 1997, 1996, and 1995. In addition to the straight-line depreciation recognized in 1997, 1996 and 1995, the Companies recognized additional capital recovery of $172 million, $144 million and $27 million, respectively, as additional depreciation expense in accordance with their regulatory plans. Such additional charges in the accumulated provision for depreciation were $343 million and $171 million as of December 31, 1997 and 1996, respectively.

          Annual depreciation expense includes approximately $8.8 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in three nuclear generating units. The Companies' share of the future obligation to decommission these units is approximately $481 million in current dollars and (using a 3.5% escalation rate) approximately $1.2 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $72 million for decommissioning through their electric rates from customers through December 31, 1997. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount to be recoverable from their customers. The Companies have approximately $109.9 million invested in external decommissioning trust funds as of December 31, 1997. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Companies have also recognized an estimated liability of approximately $15.2 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

   COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies, together with the other FirstEnergy Corp. (FirstEnergy) utilities, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE), and Duquesne Light Company constitute the Central Area Power Coordination Group (CAPCO). The CAPCO companies own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1997, include the following:

                                                                   Companies'
                       Utility      Accumulated     Construction   Ownership/
                       Plant       Provision for      Work in      Leasehold
Generating Units     in Service    Depreciation      Progress       Interest
----------------------------------------------------------------------------
                                      (In millions)
W.H. Sammis #7        $  305.5       $  100.8           $ .8          68.80%
Bruce Mansfield #1,
   #2 and #3             786.3          380.3            2.1          50.68%
Beaver Valley
   #1 and #2           1,900.0          651.7            3.9          47.11%
Perry                  1,837.0          720.4            3.1          35.24%
----------------------------------------------------------------------------
   Total              $4,828.8       $1,853.2           $9.9
----------------------------------------------------------------------------

   NUCLEAR FUEL-

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
-----------------------------------------------------------------
                                                 (In millions)

Actuarial present value of benefit
 obligations:
   Vested benefits                            $  677.4   $ 562.0
   Nonvested benefits                             29.9      38.9
----------------------------------------------------------------
Accumulated benefit obligation                $  707.3   $ 600.9
================================================================
Plan assets at fair value                     $1,080.6   $ 946.3
Actuarial present value of projected
 benefit obligation                              794.1     688.5
----------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                              286.5     257.8
Unrecognized net gain                           (139.5)   (106.2)
Unrecognized prior service cost                   21.0      20.1
Unrecognized net transition asset                (25.9)    (33.9)
----------------------------------------------------------------
      Net pension asset                      $   142.1   $ 137.8
================================================================

          The assets of the plans consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1997, were computed as follows:

                                        1997     1996      1995
----------------------------------------------------------------
                                            (In millions)

Service cost-benefits earned
   during the period                  $  12.9   $  14.2  $  12.8
Interest on projected benefit
   obligation                            49.8      49.3     48.1
Return on plan assets                  (188.8)   (141.6)  (194.5)
Net deferral                             90.1      52.7    118.7
Voluntary early retirement
   program expense                       31.5      12.5        -
Gain on plan curtailment                    -     (12.8)       -
----------------------------------------------------------------
      Net pension cost                $  (4.5)  $ (25.7) $ (14.9)
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

          In accordance with Statement of Financial Accounting Standards (SFAS) No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the 1996 net pension costs shown above and the 1996 postretirement benefit costs shown below included curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations reflected in the Companies' 1996 voluntary early retirement program represented a plan curtailment that significantly reduced the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increased the net pension asset and was shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations, was shown as a plan curtailment loss.

          The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

                                                  1997     1996
----------------------------------------------------------------
                                                   (In millions)
Accumulated postretirement benefit
 obligation allocation:
   Retirees                                      $174.9   $155.5
   Fully eligible active plan participants         15.8     10.1
   Other active plan participants                  76.9     75.5
----------------------------------------------------------------
Accumulated postretirement benefit obligation     267.6    241.1
Plan assets at fair value                           2.8      2.0
----------------------------------------------------------------
Accumulated postretirement benefit
   obligation in excess of plan assets            264.8    239.1
Unrecognized transition obligation               (125.1)  (133.5)
Unrecognized net loss                            (24.0)    (7.4)
----------------------------------------------------------------
   Net postretirement benefit liability          $115.7   $ 98.2
================================================================

          Net periodic postretirement benefit costs for the three years ended December 31, 1997, were computed as follows:

                                         1997     1996     1995
----------------------------------------------------------------
                                              (In millions)

Service cost-benefits attributed to
 the period                            $ 4.1   $  4.3     $  4.5
Interest cost on accumulated
 benefit obligation                     17.6     17.4       21.1
Amortization of transition
 obligation                              8.3      8.8       10.2
Amortization of loss                       -       .1         .1
Voluntary early retirement program
 expense                                 1.9       .5          -
Loss on plan curtailment                   -     13.1          -
-----------------------------------------------------------------
   Net periodic postretirement
 benefit cost                          $31.9    $44.2      $35.9
================================================================

          The health care trend rate assumption is 6.0% in the first year gradually decreasing to 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.25% in 1997 and 7.5% in 1996 and 1995. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $34.6 million and the aggregate annual service and interest costs by approximately $3.1 million.

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues and operating expenses include amounts for affiliated transactions with CEI and TE since the November 8, 1997 merger date. The Company's transactions with CEI and TE from the merger date were primarily for electric sales. The amounts related to CEI and TE were $4.3 million and $0.4 million, respectively.

   SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $3.0 million, $2.0 million and $1.0 million for the years 1997, 1996 and 1995, respectively. Commercial paper transactions of OES Fuel (a wholly owned subsidiary of the Company) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 4F).

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

                                     1997             1996
                              ----------------   ---------------
                              Carrying   Fair    Carrying   Fair
                               Value     Value     Value   Value
----------------------------------------------------------------
                                           (In millions)

Long-term debt                $2,727    $2,835   $2,919   $2,963
Preferred stock               $  155    $  161   $  160   $  160
Investments other than
 cash and cash equivalents:
   Debt securities
    - Maturity (5-10 years)   $  486    $  512   $  364   $  364
    - Maturity (more than
       10 years)                 259       294      387      390
   Equity securities              14        14       14       14
   All other                     145       147      104      102
 ---------------------------------------------------------------
                              $  904    $  967   $  869   $  870
================================================================

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

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with a corresponding change to the decommissioning liability. The other debt and equity securities referred to above are in the held-to-maturity category. The Companies have no securities held for trading purposes.

   REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Companies' respective regulatory plans. Based on those regulatory plans, at this time, the Companies believe they will continue to be able to bill and collect cost-based rates; accordingly, it is appropriate that the Companies continue the application of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). However, based on the regulatory environment in Pennsylvania, Penn is expected to discontinue its application of SFAS 71 for its generation operations, possibly as early as 1998. The impact of Penn discontinuing SFAS 71 is not expected to be material. The Companies also recognized additional cost recovery of $39 million, $34 million and $11 million in 1997, 1996 and 1995, respectively, as additional regulatory asset amortization in accordance with their regulatory plans.

          Regulatory assets on the Consolidated Balance Sheets are comprised of the following:

At December 31,                                1997       1996
---------------------------------------------------------------
                                                (In millions)
Nuclear unit expenses                        $  707.7  $  733.4
Customer receivables for future
 income taxes                                   484.7     523.0
Sale and leaseback costs                        210.3     220.8
Loss on reacquired debt                          89.1      95.8
Employee postretirement benefit costs            25.9      29.2
Uncollectible customer accounts                  18.9      29.8
Perry Unit 2 termination                         36.7      40.4
DOE decommissioning and
 decontamination costs                           16.5      18.0
Other                                            11.9      12.7
---------------------------------------------------------------
  Total                                      $1,601.7  $1,703.1
===============================================================

2.   MERGER:

          FirstEnergy was formed on November 8, 1997, by the merger of the Company and Centerior Energy Corporation (Centerior). FirstEnergy holds directly all of the issued and outstanding common shares of the Company and all of the issued and outstanding common shares of Centerior's former direct subsidiaries, which include, among others, CEI and TE. As a result of the merger, the former common shareholders of the Company and Centerior now own all of the outstanding shares of FirstEnergy Common Stock. All other classes of capital stock of the Company and its subsidiaries and of the subsidiaries of Centerior are unaffected by the Merger and remain outstanding.

3.   LEASES:

          The Companies lease certain generating facilities, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          The Company sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases the Company continues to be responsible, to the extent of its individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

          OES Finance, Incorporated (OES Finance), a wholly owned subsidiary of the Company, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to the Company as sole owner of OES Finance common stock.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1997, are summarized as follows:

                                      1997     1996     1995
------------------------------------------------------------
                                           (In millions)
Operating leases
  Interest element                   $111.3   $107.6   $104.6
  Other                                23.2     18.3     13.9
Capital leases
  Interest element                      6.1      6.5      7.0
  Other                                 6.0      6.3      6.6
-------------------------------------------------------------
    Total rentals                    $146.6   $138.7   $132.1
=============================================================

          The future minimum lease payments as of December 31, 1997, are:

                                                    Operating Leases
                                          --------------------------------------
                               Capital     Lease       PNBV Capital
                               Leases     Payments     Trust Income        Net
--------------------------------------------------------------------------------
                                              (In millions)
1998                           $ 13.8     $  120.9         $  38.4     $   82.5
1999                             11.7        125.8            38.0         87.8
2000                             10.3        125.0            37.6         87.4
2001                              9.7        127.6            36.2         91.4
2002                              9.2        127.8            34.5         93.3
Years thereafter                 80.0      1,979.6           249.4      1,730.2
-------------------------------------------------------------------------------
Total minimum lease payments    134.7     $2,606.7         $ 434.1     $2,172.6
                                          ========         =======     ========
Executory costs                  36.0
-------------------------------------
Net minimum lease payments       98.7
Interest portion                 58.1
-------------------------------------
Present value of net minimum
 lease payments                  40.6
Less current portion              4.9
-------------------------------------
Noncurrent portion             $ 35.7
=====================================


          The Company invested in the PNBV Capital Trust in the third quarter of 1996. The Trust was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. As noted in the table above, the PNBV Capital Trust income, which is included in Other Income in the Consolidated Statements of Income, effectively reduces lease costs related to those transactions.

4.  CAPITALIZATION:

   (A)   RETAINED EARNINGS-

          Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $554.9 million at December 31, 1997.

   (B)   EMPLOYEE STOCK OWNERSHIP PLAN-

          The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from the Company and acquired 10,654,114 shares of the Company's common stock through market purchases; the shares were converted into FirstEnergy's common stock in connection with the merger. The ESOP loan, which was shown as a reduction to common equity on the Consolidated Balance Sheet as of December 31, 1996, is included in Other Property and Investments on the Consolidated Balance Sheet as of December 31, 1997 as an investment with FirstEnergy related to the FirstEnergy savings plan. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro-rata basis as debt service payments are made. In 1997, 1996 and 1995, 429,515 shares, 404,522 shares and 412,914 shares, respectively, were allocated to the Companies' employees with the corresponding expense recognized based on the shares allocated method. Total ESOP-related compensation expense was calculated as follows:


                                        1997     1996     1995
--------------------------------------------------------------
                                              (In millions)

Base compensation                      $ 9.9    $ 9.0    $ 9.0
Dividends on common stock
 held by the ESOP and
 used to service debt                   (3.4)    (2.9)    (2.5)
---------------------------------------------------------------
      Net expense                      $ 6.5    $ 6.1    $ 6.5
===============================================================

   (C)   PREFERRED STOCK-

          Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. The Company's 8.45% series of preferred stock has no optional redemption provision, and its 7.75% series is not redeemable before April 1998. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-60 days' notice.

   (D)   PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares that began on September 16, 1997. Penn's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

          The Companies' preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements are $5 million in each year 1998-2001 and $1 million in 2002.

   (E)   COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
         SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY
         SUBORDINATED DEBENTURES-

          Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by the Company beginning December 31, 2000, at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro-rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

   (F)   LONG-TERM DEBT-

          The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

          Based on the amount of bonds authenticated by the Trustee through December 31, 1997, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30 million. The Company expects to deposit funds in 1998 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                               (In millions)
-------------------------------------------------------
                   1998           $268.6
                   1999            617.2
                   2000            166.5
                   2001             14.5
                   2002            324.4
--------------------------------------------------------

          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $338.8 million. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, the Company is entitled to a credit against their obligation to repay those bonds. The Company pays annual fees of 0.43% to 0.625% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

          The Company had unsecured borrowings of $215 million at December 31, 1997, which are supported by a $250 million long-term revolving credit facility agreement which expires
December 30, 1999. The Company must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

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

5.   SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding at December 31, 1997, consisted of $182.2 million of bank borrowings and $120.0 million of OES Capital, Incorporated commercial paper. OES Capital is a wholly owned subsidiary of the Company whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $120 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.26% on the amount of the entire finance limit. The receivables financing agreement expires in 1999.

          The Companies have lines of credit with domestic banks that provide for borrowings of up to $77 million under various interest rate options. Short-term borrowings may be made under these lines of credit on their unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.22% to 0.50%. These lines expire at various times during 1998. The weighted average interest rates on short-term borrowings outstanding at December 31, 1997 and 1996, were 6.02% and 5.77%, respectively.

6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

      CAPITAL EXPENDITURES-

          The Companies' current forecasts reflect expenditures of approximately $600 million for property additions and improvements from 1998-2002, of which approximately $165 million is applicable to 1998. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $206 million, of which approximately $26 million applies to 1998. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $182 million and $41 million, respectively, as the nuclear fuel is consumed.

     NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8.92 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $102.8 million per incident but not more than $13 million in any one year for each incident.

          The Companies are also insured as to their respective interests in the Beaver Valley Station and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $232 million of insurance coverage for replacement power costs for their respective interests in Perry and Beaver Valley. Under these policies, the Companies can be assessed a maximum of approximately $13 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

   GUARANTEES-

          The CAPCO companies have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1997, the Companies' shares of the guarantees (which approximate fair market value) were $43.4 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $119.5 million, $113.8 million and $120.0 million during 1997, 1996 and 1995, respectively. The Companies' minimum annual payments are approximately $35 million under the contract, which expires December 31, 1999.

   ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies estimate additional capital expenditures for environmental compliance of approximately $27 million, which is included in the construction forecast provided under "Capital Expenditures" for 1998 through 2002.

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

7.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1997 and 1996.

                                            March 31,   June 30,   September 30,   December 31,
   Three Months Ended                        1997        1997          1997            1997
----------------------------------------------------------------------------------------------
                                                             (In millions)
Operating Revenues                           $604.8      $593.3        $652.7         $622.9
Operating Expenses and Taxes                  478.5       467.3         511.6          527.7
--------------------------------------------------------------------------------------------
Operating Income                              126.3       126.0         141.1           95.2
Other Income                                   13.5        14.1          12.0           13.3
Net Interest Charges                           63.8        63.2          61.3           60.0
--------------------------------------------------------------------------------------------
Net Income                                   $ 76.0      $ 76.9        $ 91.8         $ 48.5
--------------------------------------------------------------------------------------------
Earnings on Common Stock                     $ 72.9      $ 73.8        $ 88.7         $ 45.4
--------------------------------------------------------------------------------------------

                                            March 31,    June 30,   September 30,   December 31,
   Three Months Ended                         1996        1996         1996            1996
----------------------------------------------------------------------------------------------
                                                            (In millions)
Operating Revenues                           $611.6      $599.3        $646.9        $611.9
Operating Expenses and Taxes                  481.1       471.7         500.0         486.8
-------------------------------------------------------------------------------------------
Operating Income                              130.5       127.6         146.9         125.1
Other Income                                    7.0        10.7           7.1          12.7
Net Interest Charges                           64.1        61.7          61.5          65.1
-------------------------------------------------------------------------------------------
Net Income                                   $ 73.4      $ 76.6        $ 92.5        $ 72.7
-------------------------------------------------------------------------------------------
Earnings on Common Stock                     $ 70.3      $ 73.5        $ 89.4        $ 69.5
-------------------------------------------------------------------------------------------

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison
Company:

          We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





                             ARTHUR ANDERSEN LLP



Cleveland, Ohio
February 13, 1998