Form 10-K405, Exhibit 13
period 1997-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1998-03-30
CIK 1031296, 20947, 73960, 77278, 352049

                                THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                              CONSOLIDATED FINANCIAL AND OPERATING STATISTICS
                                Nov. 8 -   |   Jan. 1 -
                             Dec. 31, 1997 | Nov. 7, 1997     1996        1995         1994      1993
                                           |          (Dollars in thousands)
GENERAL FINANCIAL INFORMATION:             |
                                           |
Operating Revenues            $  253,963   |  $1,529,014  $1,789,961  $1,768,737  $1,698,021  $1,751,330
                              ==========   |  ==========  ==========  ==========  ==========  ==========
Operating Income              $   49,502   |  $  307,332  $  358,620  $  397,899  $  396,009  $  222,941
                              ==========   |  ==========  ==========  ==========  ==========  ==========
Income (Loss) Before                       |
 Extraordinary Item           $   19,290   |  $   95,191  $  116,553  $  183,719  $  185,431  $ (587,147)
                              ==========   |  ==========  ==========  ==========  ==========  ==========
Net Income (Loss)             $   19,290   |  $ (229,247) $  116,553  $  183,719  $  185,431  $ (587,147)
                              ==========   |  ==========  ==========  ==========  ==========  ==========
Earnings (Loss) on Common                  |
 Stock                        $   19,290   |  $ (274,276) $   77,810  $  141,275  $  139,994  $ (631,797)
                              ==========   |  ==========  ==========  ==========  ==========  ==========
Net Utility Plant             $3,156,659   |              $4,983,219  $5,090,315  $5,191,628  $5,257,080
                              ==========   |              ==========  ==========  ==========  ==========
Total Assets                  $6,440,284   |              $6,962,297  $7,222,416  $7,204,045  $7,199,763
                              ==========   |              ==========  ==========  ==========  ==========
                                           |
CAPITALIZATION:                            |
Common Stockholder's Equity   $  950,904   |              $1,044,283  $1,126,762  $1,058,190  $1,039,947
Preferred Stock--                          |
  Not Subject to Mandatory                 |
   Redemption                    238,325   |                 238,325     240,871     240,871     240,871
  Subject to Mandatory                     |
   Redemption                    183,174   |                 186,118     215,420     245,971     285,225
Long-Term Debt                 3,189,590   |               2,523,030   2,759,492   2,683,207   2,951,981
                              ----------   |              ----------  ----------  ----------  ----------
Total Capitalization          $4,561,993   |              $3,991,756  $4,342,545  $4,228,239  $4,518,024
                              ==========   |              ==========  ==========  ==========  ==========
                                           |
CAPITALIZATION RATIOS:                     |
Common Stockholder's Equity         20.9%  |                    26.2%       25.9%       25.0%       23.0%
Preferred Stock--                          |
  Not Subject to Mandatory                 |
   Redemption                        5.2   |                     6.0         5.6         5.7         5.3
  Subject to Mandatory                     |
   Redemption                        4.0   |                     4.6         5.0         5.8         6.3
Long-Term Debt                      69.9   |                    63.2        63.5        63.5        65.4
                                   -----   |                   -----       -----       -----       -----
Total Capitalization               100.0%  |                   100.0%      100.0%      100.0%      100.0%
                                   =====   |                   =====       =====       =====       =====
                                           |
KILOWATT-HOUR SALES (Millions):            |
Residential                          790   |       4,062       4,958       5,063       4,924       4,934
Commercial                           893   |       4,990       5,908       5,946       5,770       5,634
Industrial                         1,285   |       6,710       7,977       7,994       7,970       7,911
Other                                 89   |         476         522         550         575         532
                              ----------   |  ----------  ----------  ----------  ----------  ----------
Total Retail                       3,057   |      16,238      19,365      19,553      19,239      19,011
Total Wholesale                      575   |       2,408       2,155       1,694       1,073       2,290
                              ----------   |  ----------  ----------  ----------  ----------  ----------
Total                              3,632   |      18,646      21,520      21,247      20,312      21,301
                              ==========   |  ==========  ==========  ==========  ==========  ==========
                                           |
CUSTOMERS SERVED (Year-End):               |
Residential                      671,265   |                 663,130     669,725     668,346     669,118
Commercial                        74,597   |                  70,886      72,259      71,609      70,442
Industrial                         6,515   |                   6,545       6,649       6,993       7,852
Other                                432   |                     446         442         417         297
                              ----------   |              ----------  ----------  ----------  ----------
Total                            752,809   |                 741,007     749,075     747,365     747,709
                              ==========   |              ==========  ==========  ==========  ==========
                                           |
Average Annual Residential                 |
 kWh Usage                         7,235   |                   7,451       7,570       7,370       7,373
Peak Load-Megawatts                3,955   |                   3,938       4,049       3,740       3,862
Number of Employees (Year-End)     3,162   |                   3,282       3,636       3,547       3,606



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

RESULTS OF OPERATIONS

          We continued to make significant progress in 1997 as we prepare for a more competitive environment in the electric utility industry.

          The most significant event during the year was the approval by the Federal Energy Regulatory Commission (FERC) of the merger of our former parent company, Centerior Energy Corporation, with Ohio Edison Company to form FirstEnergy Corp., which came into existence on November 8, 1997. We expect the merger to produce a minimum of $1 billion in savings for FirstEnergy Corp. during the first ten years of joint operations through the elimination of duplicative activities, improved operating efficiencies, lower capital expenditures, accelerated debt reduction, the coordination of the companies' work forces and enhanced purchasing power.

        The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles (see Note 2), and the applicable effects were "pushed down," or reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date. As a result, we recorded purchase accounting fair value adjustments to: (1) revalue our nuclear generating units to fair value, (2) adjust preferred stock and long-term debt to fair value, (3) recognize additional retirement and severance benefit liabilities, and (4) record goodwill. Accordingly, the post-merger financial statements reflect a new basis of accounting, and separate financial statements are presented for the pre-merger and post-merger periods. For the remainder of this discussion, for categories substantially unaffected by the merger and with no significant pre-merger or post-merger accounting events, we have combined the 1997 pre-merger and post-merger periods and have compared the total to 1996.

        Earnings on common stock in the 1997 pre-merger period were adversely affected by an extraordinary item resulting from the October 1997 write-off of certain regulatory assets discussed below. Excluding this write-off, pre-merger 1997 earnings on common stock were $50.2 million. Earnings on common stock for the 1997 post-merger period were $19.3 million. In 1996, earnings on common stock were $77.8 million which was lower than 1995 due primarily to the delay in implementing our 1996 rate increase and the end of certain regulatory accounting deferrals in November 1995.

          Operating revenues were down $7.0 million in 1997 from 1996 levels following a $21.2 million increase in 1996 compared to 1995. A significant factor contributing to lower operating revenues was the cancellation of a generating plant lease agreement for which revenues were recorded in 1996; a related refund was recognized in the 1997 first quarter which reduced other operating revenue. The following table summarizes the sources of changes in operating revenues for 1997 and 1996 as compared to the previous year:

                                            1997           1996
                                            ----           ----
                                              (In millions)

Reduced retail kilowatt-hour sales        $ (9.8)        $(40.7)
  Change in average retail price            (4.8)          42.2
  Sales to utilities                        18.6           14.6
  Other                                    (11.0)           5.1
                                          ------         ------
  Net Change                              $ (7.0)        $ 21.2
                                          ======         ======

          Total kilowatt-hour sales were at a new high for the second consecutive year with 22.3 billion kilowatt-hours sold. Sales to other utilities increased 38.4% in 1997. This followed a 27.2% increase from the previous year resulting from greater availability of our generating units and an aggressive bulk power marketing effort. Retail sales totaled 19.3 billion kilowatt-hours in 1997, a decline of 0.4% from the prior year level. Residential sales decreased 2.2% in 1997 following a 2.1% decline the previous year. Commercial sales were down 0.4% and 0.6% in 1997 and 1996, respectively. Industrial sales increased slightly in 1997, following a small decline the previous year. Overall, there was a 3.5% increase in total kilowatt-hour sales following a 1.3% increase in 1996 based on the strength of wholesale sales.

          We spent more on fuel and purchased power during 1997, as higher purchased power expense was partially offset by lower fuel expense. An increase in the mix of nuclear generation to coal-fired generation contributed to the lower fuel costs. Lower nuclear expenses in 1997 resulted from lower operating costs at the Perry and Davis-Besse plants offset in part by increased operating costs at the Beaver Valley Plant. The decrease in other operating costs in 1997 resulted from ongoing cost cutting and the effect of work force reductions. Also, other operation and maintenance expenses in 1996 included an $11.9 million charge for the disposal of obsolete materials and supplies. The 1997 decrease in other operating costs was offset in part by a fourth quarter, pre-merger charge for estimated severance expenses totaling $9.9 million.

          Depreciation and amortization increased in the 1997 pre-merger period and in 1996 principally due to changes in depreciation rates approved in the April 1996 Public Utilities Commission of Ohio (PUCO) rate order. In the post-merger period depreciation and amortization was lower due to a fair value adjustment which was recorded in connection with accounting for the merger. Amortization of regulatory assets remained nearly unchanged in 1997 after a large increase in 1996 following cessation of the Rate Stabilization Program deferrals and initiation of their amortization. Income taxes increased in 1997, compared to 1996, as a function of taxable income. Income taxes decreased in 1996 from the prior year due to lower pretax operating income.

          Other income decreased in the 1997 pre-merger period and in 1996 principally due to merger-related expenses and costs associated with the accounts receivable securitization. In the post-merger period, other income increased primarily because of interest income on trust notes acquired in connection with the Bruce Mansfield Plant lease refinancing. Interest costs were higher overall in 1997 because new secured notes and short-term borrowings for the Bruce Mansfield Plant lease refinancing exceeded the expense reduction from the redemption and refinancing of debt securities in 1997 and 1996.

CAPITAL RESOURCES AND LIQUIDITY

          Our financial position has improved over the past five years. Cash generated from operations was 24% higher in 1997 than it was in 1992 due to higher revenues and aggressive cost controls. At the end of 1997 we had 1,300 fewer employees than five years ago as a result of our focus on becoming more competitive. The availability of additional cash generated from operations increased the Company's ability to redeem higher cost debt and preferred stock. We have also actively pursued refinancing activities which replace higher cost debt and preferred stock with lower cost issues. The merger has resulted in improved credit ratings which has lowered the cost of new issues. The following table summarizes changes in credit ratings resulting from the merger.

                       Pre-Merger           Post-Merger
                 ---------------------   --------------------
                Standard    Moody's      Standard    Moody's
                & Poor's    Investors    & Poor's    Investors
              Corporation Service, Inc. Corporation   Service, Inc.
                ----------- ------------- ----------- ------------

First mortgage
  bonds              BB          Ba2          BB+        Ba1
Subordinated debt    B+          Ba3          BB-        Ba3
Preferred Stock      B           b2           BB-        b1

Excluding the effect of the Bruce Mansfield Plant lease refinancing described below, interest costs and preferred dividends have been reduced by approximately $22 million from 1996 levels. Through economic refinancings and redemption of higher cost debt we have reduced the average cost of outstanding debt from 8.90% in 1992 to 8.15% in 1997. The Bruce Mansfield Plant lease refinancing is expected to provide an annual after tax savings of about $13 million resulting from an increase in interest income and a decrease in rent expense offset in part by increased interest expense on secured notes issued as part of the transaction.

          Our cash requirements in 1998 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $856.1 million for the 1998-2002 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $81.5 million applies to 1998.

          We had about $33.8 million of cash and temporary investments and $56.8 million of short-term indebtedness to an associated company on December 31, 1997. Upon completion of the merger, application of purchase accounting reduced bondable property such that we are not currently able to issue additional first mortgage bonds, except in connection with refinancings. Together with Toledo Edison Company as of December 31, 1997, we had unused borrowing capability of $125 million under a revolving line of credit.

          Our capital spending for the period 1998-2002 is expected to be about $430 million (excluding nuclear fuel), of which approximately $105 million applies to 1998. This spending level is over $300 million lower than actual capital outlays over the past five years. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $172 million, of which about $32 million applies to 1998. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $113 million and $42 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments net of trust income of approximately $167 million for the 1998-2002 period, of which approximately $25 million relates to 1998. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

OUTLOOK

          We face many competitive challenges in the years ahead as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, will be one of those challenges. The FirstEnergy Rate Reduction and Economic Development Plan provides the foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level. The plan was approved by the PUCO in January 1997, and initially maintains current base electric rates through December 31, 2005. The plan also revised our fuel recovery methods.

          As part of the regulatory plan, interim reductions beginning in June 1998 of $3 per month will increase to $5 per month per residential customer by July 1, 2001 followed by a $217 million base rate reduction in 2006. Total savings of $280 million are anticipated over the term of the plan for our customers. We have also committed $70 million for economic development and energy efficiency programs.

          We have been authorized by the PUCO to recognize additional depreciation related to our generating assets and additional amortization of regulatory assets during the regulatory plan period of at least $1.4 billion more than the amounts that would have been recognized if the regulatory plan was not in effect. For regulatory purposes these additional charges will be reflected over the rate plan period. Our regulatory plan does not provide for full recovery of nuclear operations. Accordingly, regulatory assets representing customer receivables for future income taxes related to nuclear assets of $499 million were written off ($324 net of tax impact) prior to consummation of the merger since we ceased application of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) for our nuclear operations when implementation of the FirstEnergy regulatory plan became probable.

          Based on the regulatory environment we operate in today and our regulatory plan, we believe we will continue to be able to bill and collect cost-based rates relating to our nonnuclear operations; accordingly, it is appropriate that we continue the application of SFAS 71 for those operations. However, as discussed below, changes in the regulatory environment are on the horizon. The Ohio legislature is in the discussion stages of restructuring the electric utility industry within the State. We do not expect any changes in regulation to be effective within the next two years and we cannot assess what the ultimate impact may be.

          At the consummation of the merger in November 1997, we recognized a fair value purchase accounting adjustment which decreased the carrying value of our nuclear assets by approximately $1.7 billion based upon cash flow models. The fair value adjustment to nuclear plant recognized for financial reporting purposes will ultimately satisfy the asset reduction commitment contained in our regulatory plan over the regulatory plan period.

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

          We have been named as a "potentially responsible party"
(PRP) for three sites listed on the Superfund National Priorities List and are aware of our potential involvement in the cleanup of several other sites. Allegations that we disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. If we were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $212 million. However, we believe that the actual cleanup costs will be substantially lower than $212 million, that our share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. We have accrued a $4.8 million liability as of December 31, 1997, based on estimates of the costs of cleanup and our proportionate responsibility for such cost. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

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

          We are utilizing both internal and external resources to reprogram and/or replace and test the software for Year 2000 modifications. Most of our Year 2000 problems will be resolved through system replacements. The different phases of our Year 2000 project will be completed at various dates, most of which occur in 1999. We plan to complete the entire Year 2000 project by mid-December 1999. Of the total project cost, approximately $22 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements (i.e., the Year 2000 solution comprises only a portion of the benefit resulting from the system replacements). The remaining $3 million will be expensed as incurred over the next two years. To date, we have incurred approximately $350,000 related to the assessment of, and preliminary efforts in connection with, our Year 2000 project and the development of a remediation plan.

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

                             THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                  CONSOLIDATED STATEMENTS OF INCOME
                                           Nov. 8 -  |   Jan. 1 -  For the Years Ended December 31,
                                                     |              --------------------------------
                                       Dec. 31, 1997 |  Nov. 7, 1997       1996            1995
-----------------------------------------------------|----------------------------------------------
                                                     |             (In thousands)
                                                     |
OPERATING REVENUES                        $253,963   |   $1,529,014      $1,789,961      $1,768,737
                                          --------   |   ----------      ----------      ----------
OPERATING EXPENSES AND TAXES:                        |
  Fuel and purchased power                  51,381   |      359,048         407,632         413,391
  Nuclear operating costs                   15,465   |       77,228          96,150          95,791
  Other operating costs                     61,036   |      303,558         385,853         377,720
                                          --------   |   ----------      ----------      ----------
    Total operation and maintenance                  |
     expenses                              127,882   |      739,834         889,635         886,902
  Provision for depreciation and                     |
   amortization                             28,111   |      189,937         218,539         208,812
  Amortization (deferral) of net                     |
   regulatory assets                         3,867   |       21,890          26,076         (36,148)
  General taxes                             33,912   |      194,400         229,856         229,962
  Income taxes                              10,689   |       75,621          67,235          81,310
                                          --------   |   ----------      ----------      ----------
    Total operating expenses and taxes     204,461   |    1,221,682       1,431,341       1,370,838
                                          --------   |   ----------      ----------      ----------
                                                     |
OPERATING INCOME                            49,502   |      307,332         358,620         397,899
                                                     |
OTHER INCOME (LOSS)                          4,572   |       (2,476)         (2,089)         31,298
                                          --------   |   ----------      ----------      ----------
                                                     |
INCOME BEFORE NET INTEREST CHARGES          54,074   |      304,856         356,531         429,197
                                          --------   |   ----------      ----------      ----------
                                                     |
NET INTEREST CHARGES:                                |
  Interest on long-term debt                35,300   |      197,323         229,491         238,684
  Allowance for borrowed funds used                  |
   during construction                        (631)  |       (1,928)         (2,110)         (2,701)
  Other interest expense                       115   |       14,270          12,597           9,495
                                          --------   |   ----------      ----------      ----------
    Net interest                            34,784   |      209,665         239,978         245,478
                                          --------   |   ----------      ----------      ----------

INCOME BEFORE EXTRAORDINARY ITEM            19,290   |       95,191         116,553         183,719
                                                     |
EXTRAORDINARY ITEM (NET OF INCOME                    |
  TAXES) (Note 1)                                -   |     (324,438)              -               -
                                          --------   |   ----------      ----------      ----------
                                                     |
NET INCOME (LOSS)                           19,290   |     (229,247)        116,553         183,719
                                                     |
PREFERRED STOCK DIVIDEND                             |
  REQUIREMENTS                                   -   |       45,029          38,743          42,444
                                          --------   |   ----------      ----------      ----------
                                                     |
EARNINGS (LOSS) ON COMMON STOCK           $ 19,290   |   $ (274,276)     $   77,810      $  141,275
                                          ========   |   ==========      ==========      ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                               THE CLEVELAND ELECTRIC ILLUMINATING COMPANY


                                     CONSOLIDATED BALANCE SHEETS

At December 31,                                                      1997           1996
--------------------------------------------------------------------------------------------
                                                                     (In thousands)
                   ASSETS                                                     |
UTILITY PLANT:                                                                |
  In service                                                     $4,578,649   |   $7,330,963
  Less--Accumulated provision for depreciation                    1,470,084   |    2,415,226
                                                                 ----------   |   ----------
                                                                  3,108,565   |    4,915,737
                                                                 ----------   |   ----------
                                                                              |
  Construction work in progress--                                             |
    Electric plant                                                   41,261   |       56,853
    Nuclear fuel                                                      6,833   |       10,629
                                                                 ----------   |   ----------
                                                                     48,094   |       67,482
                                                                 ----------   |   ----------
                                                                  3,156,659   |    4,983,219
                                                                 ----------   |   ----------
                                                                              |
OTHER PROPERTY AND INVESTMENTS:                                               |
  Shippingport Capital Trust (Note 3)                               575,084   |            -
  Nuclear plant decommissioning trusts                              105,334   |       75,573
  Other                                                              21,482   |       20,805
                                                                 ----------   |   ----------
                                                                    701,900   |       96,378
                                                                 ----------   |   ----------
                                                                              |
CURRENT ASSETS:                                                               |
  Cash and cash equivalents                                          33,775   |       30,273
  Receivables--                                                               |
    Customers                                                        29,759   |        4,339
    Associated companies                                              8,695   |        5,634
    Other                                                            98,077   |      170,736
  Materials and supplies, at average cost--                                   |
    Owned                                                            47,489   |       51,686
    Under consignment                                                25,411   |       23,655
  Prepayments and other                                              57,763   |       58,235
                                                                 ----------   |   ----------
                                                                    300,969   |      344,558
                                                                 ----------   |   ----------
DEFERRED CHARGES:                                                             |
  Regulatory assets                                                 579,711   |    1,349,694
  Goodwill                                                        1,552,483   |            -
  Property taxes                                                    125,204   |      129,048
  Other                                                              23,358   |       59,400
                                                                 ----------   |   ----------
                                                                  2,280,756   |    1,538,142
                                                                 ----------   |   ----------
                                                                 $6,440,284   |   $6,962,297
                                                                 ==========   |   ==========
           CAPITALIZATION AND LIABILITIES                                     |
                                                                              |
CAPITALIZATION (See Consolidated Statements of Capitalization):               |
  Common stockholder's equity                                    $  950,904   |   $1,044,283
  Preferred stock--                                                           |
    Not subject to mandatory redemption                             238,325   |      238,325
    Subject to mandatory redemption                                 183,174   |      186,118
  Long-term debt                                                  3,189,590   |    2,523,030
                                                                 ----------   |   ----------
                                                                  4,561,993   |    3,991,756
                                                                 ----------   |   ----------
                                                                              |
CURRENT LIABILITIES:                                                          |
  Currently payable long-term debt and preferred stock              121,965   |      196,260
  Accounts payable--                                                          |
    Associated companies                                             56,109   |       59,815
    Other                                                            90,737   |       82,693
  Notes payable to associated companies                              56,802   |      111,618
  Accrued taxes                                                     194,394   |      183,998
  Accrued interest                                                   67,896   |       52,487
  Other                                                              52,297   |       58,900
                                                                 ----------   |   ----------
                                                                    640,200   |      745,771
                                                                 ----------   |   ----------
DEFERRED CREDITS:                                                             |
  Accumulated deferred income taxes                                 496,437   |    1,305,601
  Accumulated deferred investment tax credits                        96,131   |      183,026
  Pensions and other postretirement benefits                        198,642   |       72,843
  Other                                                             446,881   |      663,300
                                                                 ----------   |   ----------
                                                                  1,238,091   |    2,224,770
                                                                 ----------   |   ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES                                     |
  (Notes 3 and 6 )                                               ----------   |   ----------
                                                                 $6,440,284   |   $6,962,297
                                                                 ==========   |   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.




                                 THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                  CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                   1997   |     1996
---------------------------------------------------------------------------------------- |----------
-
                           (Dollars in thousands, except per share amounts)              |
                                                                                         |
COMMON STOCKHOLDER'S EQUITY:                                                             |
  Common stock, without par value, authorized 105,000,000 shares--                       |
   79,590,689 shares outstanding                                              $  931,614 |$1,241,287
  Other paid-in capital                                                                - |    79,454
  Retained earnings (deficit) (Note 4A)                                           19,290 |
(276,458)
                                                                              ---------- |----------
    Total common stockholder's equity                                            950,904 | 1,044,283
                                                                              ---------- |----------
                                                                                         |
                                                                                         |
                                    Number of Shares         Optional                    |
                                      Outstanding        Redemption Price                |
                                    ----------------   ---------------------             |
                                     1997     1996     Per Share   Aggregate             |
                                     ----     ----     ---------   ---------             |
                                                                                         |
PREFERRED STOCK (Note 4B):                                                               |
Without par value, authorized                                                            |
  4,000,000 shares                                                                       |
  Not Subject to Mandatory                                                               |
   Redemption:                                                                           |
    $ 7.40  Series A               500,000   500,000  $  101.00    $  50,500      50,000 |    50,000
    $ 7.56  Series B               450,000   450,000     102.26       46,017      45,071 |    45,071
 Adjustable Series L               474,000   474,000     100.00       47,400      46,404 |    46,404
    $42.40  Series T               200,000   200,000     500.00      100,000      96,850 |    96,850
                                 --------- ---------               ---------   --------- |----------
                                 1,624,000 1,624,000               $ 243,917     238,325 |   238,325
                                 ========= =========               =========   --------- |----------
  Subject to Mandatory                                                                   |
   Redemption (Note 4C):                                                                 |
    $ 7.35  Series C.              110,000   120,000  $  101.00    $  11,110      11,110 |    12,000
    $88.00  Series E                 9,000    12,000   1,007.65        9,069       9,000 |    12,000
    $ 9.125 Series N                     -   150,000          -            -           - |    14,794
    $91.50  Series Q                42,858    53,572   1,000.00       42,858      42,858 |    53,572
    $88.00  Series R                50,000    50,000          -            -      55,000 |    50,000
    $90.00  Series S                74,000    74,000          -            -      79,920 |    73,260
    Redemption within one year                                                   (14,714)|
(29,508)
                                 --------- ---------                --------   --------- |----------
                                   285,858   459,572                $ 63,037     183,174 |   186,118
                                 ========= =========                ========   --------- |----------
LONG-TERM DEBT (Note 4D):                                                                |
  First mortgage bonds:                                                                  |
    7.625% due 2002                                                              195,000 |   195,000
    7.375% due 2003                                                              100,000 |   100,000
    8.750% due 2005                                                               75,000 |    75,000
    9.500% due 2005                                                              300,000 |   300,000
    9.250% due 2009                                                                    - |    50,000
    8.375% due 2011                                                              125,000 |   125,000
    8.375% due 2012                                                               75,000 |    75,000
    9.375% due 2017                                                                    - |   300,000
   10.000% due 2020                                                                    - |   100,000
    9.000% due 2023                                                              150,000 |   150,000
                                                                              ---------- |----------
       Total first mortgage bonds                                              1,020,000 | 1,470,000
                                                                              ---------- |----------
                                                                                         |
  Unsecured notes:                                                                       |
    5.500% due 1997                                                                    - |       110
    6.700% due 2006                                                               19,500 |    20,000
    5.700% due 2008                                                                7,300 |     7,600
    6.700% due 2011                                                                5,500 |     5,500
    5.875% due 2012                                                               14,300 |    14,300
                                                                              ---------- |----------
       Total unsecured notes                                                      46,600 |    47,510
                                                                              ---------- |----------



                               THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                             CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,                                                                   1997      1996
---------------------------------------------------------------------------------------------------
                                                                                  (In thousands)
LONG-TERM DEBT: (Cont.)
  Secured notes:
    9.450% due 1997                                                                    - |    43,000
    8.150% due 1998                                                                7,500 |     7,500
    8.160% due 1998                                                                5,000 |     5,000
    8.170% due 1998                                                               11,000 |    11,000
    8.260% due 1998                                                                2,500 |     2,500
    8.330% due 1998                                                               25,000 |    25,000
    8.870% due 1998                                                               10,000 |    10,000
    9.000% due 1998                                                                5,000 |     5,000
    7.250% due 1999                                                               12,000 |    12,000
    7.670% due 1999                                                                3,000 |     3,000
    7.770% due 1999                                                               17,000 |    17,000
    7.850% due 1999                                                               25,000 |    25,000
    8.290% due 1999                                                               10,000 |    10,000
    9.250% due 1999                                                               52,500 |    52,500
    9.300% due 1999                                                               25,000 |    25,000
    7.190% due 2000                                                              175,000 |         -
    7.420% due 2001                                                               10,000 |    10,000
    8.540% due 2001                                                                3,000 |     3,000
    8.550% due 2001                                                                5,000 |     5,000
    8.560% due 2001                                                                3,500 |     3,500
    8.680% due 2001                                                               15,000 |    15,000
    9.050% due 2001                                                                5,000 |     5,000
    9.200% due 2001                                                               15,000 |    15,000
    7.850% due 2002                                                                5,000 |     5,000
    8.130% due 2002                                                               28,000 |    28,000
    7.750% due 2003                                                               15,000 |    15,000
    7.670% due 2004                                                              280,000 |         -
    7.000% due 2006-2009                                                           1,910 |    64,500
    7.130% due 2007                                                              120,000 |         -
    7.430% due 2009                                                              150,000 |         -
    6.000% due 2011*                                                               5,650 |     5,650
    6.000% due 2011*                                                               1,700 |     1,700
    6.200% due 2013                                                                    - |    47,500
    8.000% due 2013                                                               78,700 |    78,700
    3.786% due 2015*                                                              39,835 |    39,835
    6.000% due 2017*                                                               1,285 |     1,285
    7.880% due 2017                                                              300,000 |         -
    3.771% due 2018*                                                              72,795 |    72,795
    3.800% due 2020*                                                              47,500 |         -
    6.000% due 2020*                                                              40,900 |    40,900
    6.000% due 2020*                                                               9,100 |     9,100
    6.000% due 2020                                                               62,560 |         -
    6.100% due 2020                                                               70,500 |         -
    9.520% due 2021                                                                7,500 |     7,500
    9.750% due 2022                                                                    - |    70,500
    6.850% due 2023                                                               30,000 |    30,000
    8.000% due 2023                                                               73,800 |    73,800
    7.625% due 2025                                                               53,900 |    53,900
    7.700% due 2025                                                               43,800 |    43,800
    7.750% due 2025                                                               45,150 |    45,150
                                                                              ---------- |----------
       Total secured notes                                                     2,026,585 | 1,044,615
                                                                              ---------- |----------
                                                                                         |
Capital lease obligations (Note 3)                                                98,504 |   133,407
                                                                              ---------- |----------
Net unamortized premium (discount) on debt                                       105,152 |
(5,750)
                                                                              ---------- |----------
Long-term debt due within one year                                              (107,251)|
(166,752)
                                                                              ---------- |----------
       Total long-term debt                                                    3,189,590 | 2,523,030
                                                                              ---------- |----------
TOTAL CAPITALIZATION                                                          $4,561,993 |$3,991,756
                                                                              ========== |==========

 *Denotes variable rate issue with December 31, 1997 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                              CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                           Nov. 8 -  |   Jan. 1 -  For the Years Ended December 31,
                                                     |              --------------------------------
                                       Dec. 31, 1997 |  Nov. 7, 1997       1996            1995
-----------------------------------------------------|----------------------------------------------
                                                     |             (In thousands)
                                                     |
Balance at beginning of period            $     -    |  $(276,458)        $(193,146)     $(261,521)
Net income (loss)                          19,290    |   (229,247)          116,553        183,719
                                          -------    |  ---------         ---------      ---------
                                           19,290    |   (505,705)          (76,593)       (77,802)
-----------------------------------------------------|--------------------------------------------
Cash dividends on preferred stock               -    |     35,848            38,734         40,694
Cash dividends on common stock                  -    |    123,602           160,816         74,213
Purchase accounting fair value                       |
 adjustment                                     -    |   (665,387)                -              -
Other, primarily preferred stock                     |
 redemption expenses                            -    |        232               315            437
                                          -------    |  ---------         ---------      ---------
                                                -    |   (505,705)          199,865        115,344
                                          -------    |  ---------         ---------      ---------
Balance at end of period (Note 4A)        $19,290    |  $       -         $(276,458)     $(193,146)
=================================================================================================



                CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL


                                                                       Preferred Stock
                                                          ------------------------------------------
                                                            Not Subject to          Subject to
                                Common Stock              Mandatory Redemption  Mandatory Redemption
                          ------------------------------  -------------------- ---------------------
                                                   Other
                             Number    Carrying   Paid-In   Number   Carrying    Number    Carrying
                           of Shares    Value     Capital  of Shares  Value     of Shares   Value
                           ---------   --------   -------  --------- --------   ---------  --------
                                         (Dollars in thousands)
Balance, January 1, 1995   79,590,689  $1,241,087  $78,624  1,650,000  $240,871  868,766   $281,562
  Redemptions--
  $ 7.35  Series C                                                               (10,000)    (1,000)
  $ 88.00  Series E                                                               (3,000)    (3,000)
Adjustable Series M                                                             (100,000)    (9,800)
  $ 9.125  Series N                            35                               (110,766)   (10,924)
  $ 91.50  Series Q                            51                                (10,714)   (10,714)
  $ 90.00  Series S                           111                                 (1,000)      (990)
---------------------------------------------------------------------------------------------------
Balance, December 31, 1995 79,590,689   1,241,284   78,624  1,650,000   240,871  633,286    245,134
  Reclassification of
  $90.00  Series S Gain                      (111)     111
  Unrealized loss on
   securities                                           (6)
  Redemptions--
Adjustable Series L                             7      725    (26,000)   (2,546)
  $ 7.35   Series C                                                              (10,000)    (1,000)
  $ 88.00  Series E                                                               (3,000)    (3,000)
  $ 9.125  Series N                            25                               (150,000)   (14,794)
  $ 91.50  Series Q                            82                                (10,714)   (10,714)
Balance, December 31, 1996 79,590,689   1,241,287   79,454  1,624,000   238,325  459,572    215,626
  Equity contributions
   from parent                                       4,500
Redemptions--
  $  7.35  Series C                                                              (10,000)    (1,000)
  $ 88.00  Series E                                                               (3,000)    (3,000)
  $ 9.125  Series N                            25                               (150,000)   (14,794)
  $ 91.50  Series Q                                                              (10,714)   (10,714)
____________________________________________________________________________________________________
  Purchase accounting
   fair value adjustments--
    Common Stock                         (309,698) (83,954)
  $  7.35  Series C                                                                             110
  $ 88.00  Series R                                                                           5,000
  $ 90.00  Series S                                                                           6,660
---------------------------------------------------------------------------------------------------
Balance, December 31, 1997 79,590,689  $  931,614  $     -  1,624,000 $238,325   285,858   $197,888
===================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          Nov. 8 -   |   Jan. 1 -  For the Years Ended December 31,
                                                     |              --------------------------------
                                       Dec. 31, 1997 |  Nov. 7, 1997       1996            1995
-----------------------------------------------------|----------------------------------------------
                                                     |             (In thousands)
                                                     |
CASH FLOWS FROM OPERATING ACTIVITIES:                |
Net Income (Loss)                           $ 19,290 |  $(229,247)       $116,553        $183,719
Adjustments to reconcile net income to net           |
  cash from operating activities:                    |
    Provision for depreciation and                   |
     amortization                             28,111 |    189,937         218,539         208,812
    Nuclear fuel and lease amortization        7,393 |     42,577          45,987          70,745
    Other amortization, net                    3,867 |     21,890          26,076         (64,641)
    Deferred income taxes, net                 7,723 |   (126,693)         24,973          56,063
    Investment tax credits, net                 (822)|     (6,670)         (7,992)        (12,566)
    Allowance for equity funds used                  |
     during construction                        (140)|     (1,647)         (2,014)         (2,173)
    Extraordinary loss                             - |    499,135              -                -
    Receivables                               51,213 |     (3,974)            586         (12,927)
    Net proceeds from accounts                       |
    receivable securitization                      - |          -          64,891               -
    Materials and supplies                    (3,922)|      6,363          25,589           9,818
    Accounts payable                            (777)|     (7,938)         (6,344)          1,084
    Other                                     18,839 |     (2,566)         10,992          (7,996)
                                            -------- |   --------        --------        --------
      Net cash provided from operating               |
       activities                            130,775 |    381,167         517,836         429,938
                                            -------- |   --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:                |
New Financing--                                      |
  Long-term debt                                   - |  1,176,781            (307)        432,052
  Short-term borrowings, net                     703 |          -         106,618               -
Redemptions and Repayments--                         |
  Preferred stock                                  - |     29,714          31,528          36,670
  Long-term debt                              43,500 |    701,843         310,177         481,426
  Short-term borrowings, net                       - |     55,519               -          53,100
Dividend Payments--                                  |
  Common stock                                34,785 |     88,816         160,816          74,213
  Preferred stock                              7,191 |     29,311          39,325          42,951
                                            -------- |  ---------        --------        --------
    Net cash provided from (used for)
     financing activities                    (84,773)|    271,578        (435,535)       (256,308)
                                            -------- |  ---------        --------        --------
                                                     |
CASH FLOWS FROM INVESTING ACTIVITIES:                |
Property additions                            17,943 |    104,230         105,588         151,038
Capital trust investments                     16,248 |    558,836               -               -
Other                                         (4,288)|      2,276          16,210          18,465
                                            -------- |  ---------        --------        --------
  Net cash used for investing activities      29,903 |    665,342         121,798         169,503
                                            -------- |  ---------        --------        --------
Net increase (decrease) in cash and cash             |
 equivalents                                  16,099 |    (12,597)        (39,497)          4,127
Cash and cash equivalents at beginning               |
 of period                                    17,676 |     30,273          69,770          65,643
                                            -------- |  ---------        --------        --------
Cash and cash equivalents at end of                  |
 period                                     $ 33,775 |  $  17,676        $ 30,273        $ 69,770
                                            ======== |  =========        ========        ========
                                                     |
SUPPLEMENTAL CASH FLOWS INFORMATION:                 |
Cash Paid During the Period--                        |
  Interest (net of amounts capitalized)     $ 36,000 |  $ 188,000        $237,000        $214,000
                                            ======== |  =========        ========        ========
  Income taxes                              $  9,000 |  $  26,300        $ 29,732        $ 65,900
                                            ======== |  =========        ========        ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                   CONSOLIDATED STATEMENTS OF TAXES
                                           Nov. 8 -  |   Jan. 1 -  For the Years Ended December 31,
                                                     |              --------------------------------
                                       Dec. 31, 1997 |  Nov. 7, 1997       1996            1995
-----------------------------------------------------|----------------------------------------------
                                                     |             (In thousands)
                                                     |
GENERAL TAXES:                                       |
Real and personal property                $ 17,707   |  $ 114,393      $  132,582     $  134,346
State gross receipts                        13,302   |     65,966          78,109         76,806
Social security and unemployment             1,548   |      6,296           9,127          9,145
Other                                        1,355   |      7,745          10,038          9,665
                                          --------   |  ---------      ----------     ----------
    Total general taxes                   $ 33,912   |  $ 194,400      $  229,856     $  229,962
                                          ========   |  =========      ==========     ==========
PROVISION FOR INCOME TAXES:                          |
Currently payable-                                   |
  Federal                                 $  6,969   |  $  37,605      $   44,147     $   39,499
  State (1)                                    159   |          -               -              -
                                          --------   |  ---------      ----------     ----------
                                             7,128   |     37,605          44,147         39,499
                                          --------   |  ---------      ----------     ----------
Deferred, net-                                       |
  Federal                                    7,617   |   (126,693)         24,973         56,063
  State (1)                                    106   |          -               -              -
                                          --------   |  ---------      ----------     ----------
                                             7,723   |   (126,693)         24,973         56,063
                                          --------   |  ---------      ----------     ----------
Investment tax credit amortization            (822)  |     (6,670)         (7,992)       (12,566)
                                          --------   |  ---------      ----------     ----------
    Total provision for income taxes      $ 14,029   |  $ (95,758)     $   61,128     $   82,996
                                          ========   |  =========      ==========     ==========
INCOME STATEMENT CLASSIFICATION                      |
OF PROVISION FOR INCOME TAXES:                       |
Operating income                          $  10,689  |  $  75,621      $   67,235     $   81,310
Other income                                  3,340  |      3,318          (6,107)         1,686
Extraordinary item                                -  |   (174,697)             -              -
                                          ---------  |  ---------      ----------     ----------
    Total provision for income taxes      $  14,029  |  $ (95,758)     $   61,128     $   82,996
                                          =========  |  =========      ==========     ==========
                                                     |
RECONCILIATION OF FEDERAL INCOME TAX                 |
EXPENSE AT STATUTORY RATE TO TOTAL                   |
PROVISION FOR INCOME TAXES:                          |
Book income before provision for                     |
 income taxes                             $  33,319  |  $(325,005)     $  177,681     $  266,715
                                          =========  |  =========      ==========     ==========
Federal income tax expense at                        |
 statutory rate                           $  11,662  |  $(113,752)     $   62,188     $   93,350
Increases (reductions) in taxes                      |
 resulting from-                                     |
  Amortization of investment tax credits       (822) |     (6,670)         (7,992)       (12,566)
  Depreciation                                    -  |     14,780           7,853          7,915
  Other, net                                  3,189  |      9,884            (921)        (5,703)
                                          ---------  |  ---------      ----------     ----------
    Total provision for income taxes      $  14,029  |  $ (95,758)     $   61,128     $   82,996
                                          =========  |  =========      ==========     ==========
ACCUMULATED DEFERRED INCOME TAXES AT                 |
DECEMBER 31:                                         |
Property basis differences                $ 676,853  |                 $1,482,000     $1,468,000
Deferred nuclear expense                    133,281  |                    134,000        139,000
Deferred sale and leaseback costs          (118,611) |                   (121,000)      (123,000)
Unamortized investment tax credits          (42,743) |                    (95,000)       (99,000)
Unused alternative minimum tax credits     (133,442) |                   (173,733)      (132,647)
Other                                       (18,901) |                     79,334         45,907
                                          ---------  |                 ----------     ----------
    Net deferred income tax liability     $ 496,437  |                 $1,305,601     $1,298,260
                                          =========  |                 ==========     ==========
                                                     |

(1) For periods prior to November 8, 1997, state income taxes are included in the General Taxes section above. These amounts are not material and no restatement was made.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Cleveland Electric Illuminating Company (Company) and its wholly owned subsidiary, Centerior Funding Corporation (Centerior Funding). The subsidiary was formed in 1995 to serve as the transferor in connection with an accounts receivable securitization completed in 1996. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). Prior to the merger in November 1997 (see Note 2), the Company and The Toledo Edison Company (TE) were the principal operating subsidiaries of Centerior Energy Corporation (Centerior). The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles, and the applicable effects were reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting, and pre-merger period and post-merger period financial results (separated by a heavy black line) are presented. The Company follows the accounting policies and practices prescribed by The Public Utilities Commission of Ohio
(PUCO) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

    REVENUES-

          The Company's principal business is providing electric service to customers in northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1997 or 1996, with respect to any particular segment of the Company's customers.

          In May 1996, the Company and TE began to sell on a daily basis substantially all of their retail customer accounts receivable to Centerior Funding under an asset-backed securitization agreement which expires in 2001. In July 1996, Centerior Funding completed a public sale of $150 million of receivables-backed investor certificates in a transaction that qualified for sale accounting treatment.

    REGULATORY PLAN-

          FirstEnergy's Rate Reduction and Economic Development Plan for the Company was approved in January 1997, to become effective upon consummation of the merger. The regulatory plan initially maintains current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates will be reduced by $217 million (approximately 15 percent below current levels). The regulatory plan also revised the Company's fuel cost recovery method. The Company formerly recovered fuel-related costs not otherwise included in base rates from retail customers through a separate energy rate. In accordance with the regulatory plan, the Company's fuel rate will be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues for the Company by approximately $280 million during the regulatory plan period.

          All of the Company's regulatory assets related to its nonnuclear operations are being recovered under provisions of the regulatory plan (see Regulatory Assets). The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $1.71 billion in connection with the FirstEnergy merger (see
Note 2); that fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $1.4 billion asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company will recognize the $1.4 billion of accelerated amortization over the rate plan period.

    UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value in 1997), including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (including allowance for funds used during construction).

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. In its April 1996 rate order, the PUCO approved depreciation rates for the Company of 2.88% for nuclear property and 3.23 % for nonnuclear property. The annualized composite rate was approximately 2.8% for the post-merger period.

          Annual depreciation expense includes approximately $11.7 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $406 million in current dollars and (using a 3.5% escalation rate) approximately $985 million in future dollars. The estimated obligation and the escalation rate were developed based on site-specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $99 million for decommissioning through its electric rates from customers through December 31, 1997. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $105.3 million invested in external decommissioning trust funds as of December 31, 1997. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $11.2 million at December 31, 1997 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

          The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning trusts in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB indicated in October 1997 that it plans to continue work on the proposal in 1998.

    COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, TE, Duquesne Light Company, Ohio Edison Company (OE) and its wholly owned subsidiary, Pennsylvania Power Company (Penn), constitute the Central Area Power Coordination Group (CAPCO). The CAPCO Companies own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1997 include the following:

                  Utility   Accumulated   Construction Ownership/
                   Plant    Provision for   Work in    Leasehold
Generating Units in Service Depreciation    Progress   Interest
-----------------------------------------------------------------
                                     (In millions)
Bruce Mansfield
Units 1, 2,
  and 3        $   62.0        $ 18.1         $ .6      19.92%
Beaver Valley
  Unit 2          342.4           3.5          1.2      24.47%
Davis-Besse       200.1             -          3.6      51.38%
Perry             521.6             -          3.3      31.11%
Eastlake Unit 5   159.9          94.6           .3      68.80%
Seneca             64.9          24.3           .1      80.00%
----------------------------------------------------------------
  Total         $1,350.9        $140.5         9.1
================================================================

          The Bruce Mansfield Plant is being leased through a sale and leaseback transaction (see Note 3) and the above related amounts represent construction expenditures subsequent to the transaction. The Seneca Unit is jointly owned by the Company and a non-CAPCO company.

    NUCLEAR FUEL-

          The Company leases its nuclear fuel and pays for the fuel as it is consumed (see Note 3). The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the payments to the DOE.

    INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $133 million, which may be carried forward indefinitely, are available to reduce future federal income taxes.

    RETIREMENT BENEFITS-

          Centerior had sponsored jointly with the Company, TE and Centerior Service Company (Service Company) a noncontributing pension plan (Centerior Pension Plan) which covered all employee groups. Upon retirement, employees receive a monthly pension generally based on the length of service. Under certain circumstances, benefits can begin as early as age 55. The funding policy was to comply with the Employee Retirement Income Security Act of 1974 guidelines. In December 1997, the Centerior Pension Plan was merged into the FirstEnergy pension plans. In connection with the merger, the Company recorded fair value purchase accounting adjustments to recognize the net gain, prior service cost, and net transition asset (obligation) associated with the pension and post retirement benefit plans.

          The following sets forth the funded status of the former Centerior Pension Plan. The Company's share of the former
Centerior Pension Plan's total projected benefit obligation approximates 70% at December 31, 1997.

At December 31,                                1997      1996
---------------------------------------------------------------
                                                 (In millions)
Actuarial present value of benefit                   |
 obligations:                                        |
  Vested benefits                             $418.9 |  $325.8
  Nonvested benefits                            30.5 |    15.8
-----------------------------------------------------|--------
Accumulated benefit obligation                $449.4 |  $341.6
=====================================================|========
Plan assets at fair value                     $461.9 |  $420.8
Actuarial present value of                           |
  projected benefit obligation                 533.4 |   395.0
-----------------------------------------------------|--------
Projected benefit obligation in excess of            |
  plan assets                                   71.5 |   (25.8)
Unrecognized net gain (loss)                    (3.0)|    55.0
Unrecognized prior service cost                    - |   (14.2)
Unrecognized net transition asset                  - |    32.3
-----------------------------------------------------|--------
    Net pension liability                    $  68.5 | $  47.3
==============================================================

          The assets of the Centerior Pension Plan consisted primarily of investments in common stock, bonds, guaranteed investment contracts, cash equivalent securities and real estate. Net pension costs for the three years ended December 31, 1997 were computed as follows:



                                        Nov. 8 -    |     Jan. 1 -
                                     Dec. 31, 1997  |  Nov. 7, 1997      1996      1995
----------------------------------------------------|-----------------------------------
                                                    |     (In millions)
                                                    |
Service cost-benefits earned                        |
  during the period                      $  2.3     |    $ 11.1        $ 12.6    $  9.8
Interest on projected benefit                       |
  obligation                                6.1     |      25.4          27.9      25.8
Return on plan assets                      (7.7)    |     (38.0)        (49.7)    (52.8)
Net deferral (amortization)                   -     |      (2.4)          1.8       9.2
Voluntary early retirement                          |
  program expense                          23.0     |       4.8             -         -
----------------------------------------------------|----------------------------------
    Net pension cost                     $ 23.7     |    $  0.9       $  (7.4)   $ (8.0)
====================================================|==================================
Company's share, including pro                      |
  rata share of the Service                         |
  Company's costs                        $  16.5    |    $ (2.5)      $  (5.0)   $ (5.2)
---------------------------------------------------------------------------------------



          A September 30 measurement date was used for 1996 reporting. The assumed discount rates used in determining the actuarial present value of the projected benefit obligation were 7.25% in 1997, 7.75% in 1996 and 8.0% in 1995. The assumed rate of increase in future compensation levels used to measure this obligation was 4.0% in 1997. The rate of annual compensation increase assumption in 1996 was 3.5% for 1997 and 4.0% thereafter. The rate of annual compensation increase assumption in 1995 was 3.5% for 1996 and 1997 and 4.0% thereafter. Expected long-term rates of return on plan assets were assumed to be 10% in 1997 and 11% in 1996 and 1995. At December 31, 1997, the
Company's net pension liability included in Pensions and Other Postretirement Benefits on the Consolidated Balance Sheet was $49.2 million. At December 31, 1996, the Company's net prepaid pension cost included in Deferred Charges -- Other on the Consolidated Balance Sheet was $15.4 million (see Note 2).

          Centerior had sponsored jointly with its former subsidiaries a postretirement benefit plan which provided all employee groups certain health care, death and other postretirement benefits other than pensions. The plan was contributory, with retiree contributions adjusted annually. The plan was not funded.

          The accumulated postretirement benefit obligation and accrued postretirement benefit cost for the Centerior postretirement benefit plan are as follows:

At December 31,                              1997      1996
--------------------------------------------------------------
                                              (In millions)
                                                    |
Accumulated postretirement benefit                  |
  obligation allocation:                            |
    Retirees                                 $209.8 |  $ 177.1
    Fully eligible active plan participants     9.8 |      3.9
    Other active plan participants             46.9 |     30.9
----------------------------------------------------|---------
Accumulated postretirement benefit                  |
  obligation                                  266.5 |    211.9
Unrecognized transition obligation                - |   (120.1)
Unrecognized net gain                             - |     44.4
----------------------------------------------------|---------
  Net postretirement benefit liability       $266.5 |  $ 136.2

          Net periodic postretirement benefit costs for the three years ended December 31, 1997 were computed as follows:






                                             Nov. 8 -    |     Jan. 1 -
                                          Dec. 31, 1997  |  Nov. 7, 1997      1996      1995
---------------------------------------------------------|-----------------------------------
                                                         |     (In millions)
                                                         |
Service cost-benefits                                    |
  attributed to the period                    $0.5       |     $ 1.8         $ 2.1     $ 1.7
Interest cost on accumulated                             |
  benefit obligation                           2.8       |      13.5          17.8      17.9
Amortization of transition obligation            -       |       6.4           7.5       7.5
Amortization of gain                             -       |      (0.9)            -      (0.6)
---------------------------------------------------------|----------------------------------
  Net periodic postretirement                            |
    benefit cost                              $3.3       |     $20.8         $27.4     $26.5
=========================================================|==================================
Company's share, including pro rata                      |
  share of the Service Company's costs        $2.6       |     $11.4         $18.4     $16.0
---------------------------------------------------------------------------------------------




          The Consolidated Balance Sheet classification of
Pensions and Other Postretirement Benefits at December 31, 1997 and 1996 includes the Company's share of the accrued postretirement benefit liability of $149.5 million and $72.8 million, respectively (see Note 2).

          The health care trend rate assumption is approximately 6.0% in the first year gradually decreasing to approximately 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.25% in 1997, 7.75% in 1996 and 8.0% in 1995. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $7.7 million and the aggregate annual service and interest costs by approximately $0.5 million. A September 30 measurement date was used for 1996 reporting.

    TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues, operating expenses and interest charges include amounts for transactions with affiliated companies in the ordinary course of business operations.

          The Company's transactions with TE and the other FirstEnergy operating subsidiaries (OE and Penn) from the November 8, 1997 merger date are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction. (See Note 2.) Beginning in May 1996, Centerior Funding began serving as the transferor in connection with the accounts receivable securitization for the Company and TE.

          The Service Company (formerly a wholly owned subsidiary of Centerior and now a wholly owned subsidiary of FirstEnergy) provides support services at cost to the Company and other affiliated companies. The Service Company billed the Company $34.1 million, $130.8 million, $148.6 million and $141.1 million in the November 8-December 31, 1997, the January 1-November 7, 1997 period, 1996 and 1995, respectively, for such services.

          Fuel and purchased power expenses on the Consolidated Statements of Income include the cost of power purchased from TE of $17.7 million, $98.5 million, $105.0 million and $102.1 million in the November 8-December 31, 1997 period, the January 1-November 7, 1997 period, 1996 and 1995, respectively.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $16 million, $37 million and $19 million for the years 1997, 1996 and 1995, respectively.

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

                                     1997           1996
                               --------------  ---------------
                               Carrying  Fair  Carrying  Fair
                                 Value   Value   Value   Value
--------------------------------------------------------------
                                         (In Millions)
Long-term debt                  $3,198  $3,238|$2,562  $2,630
Preferred stock                 $  198  $  198|$  216  $  220
Investments other than cash                   |
 and cash equivalents:                        |
  Debt securities                             |
   - (Maturing in more than                   |
    10 years)                   $  547  $  553|$    -  $    -
All other                          105     104|    75      75
----------------------------------------------|--------------
                                $  652  $  657|$   75  $   75
=============================================================

          The carrying values of long-term debt and preferred stock subject to mandatory redemption were adjusted to fair value in connection with the merger and reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trusts investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investments with a corresponding change to the decommissioning liability. In 1996, the Company and TE transferred most of their investment assets in existing trusts into Centerior pooled trust funds for the two companies. The amounts in the table represent the Company's pro rata share of the fair value of such noncash investments. The debt securities referred to above are in the held-to-maturity category. The Company has no securities held for trading purposes.

    REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets related to nonnuclear operations are being recovered from customers under the Company's regulatory plan. Based on the regulatory plan, at this time, the Company believes it will continue to be able to bill and collect cost-based rates (with the exception of the Company's nuclear operations as discussed below); accordingly, it is appropriate that the Company continue the application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), in the foreseeable future for its nonnuclear operations.

          The Company discontinued the application of SFAS 71 for its nuclear operations in October 1997 when implementation of the regulatory plan became probable. The regulatory plan does not provide for full recovery of the Company's nuclear operations. In accordance with SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of SFAS 71," the Company was required to remove from its balance sheet all regulatory assets and liabilities related to the portion of its business for which SFAS 71 was discontinued and to assess all other assets for impairment. Regulatory assets attributable to nuclear operations of $499.1 million ($324.4 million after taxes) were written off as an extraordinary item in October 1997. The regulatory assets attributable to nuclear operations written off represent the net amounts due from customers for future federal income taxes when the taxes become payable, which, under the regulatory plan, are no longer recoverable from customers. The remainder of the Company's business continues to comply with the provisions of SFAS 71. All remaining regulatory assets of the Company will continue to be recovered through rates set for the nonnuclear portion of its business. For financial reporting purposes, the net book value of the nuclear generating units was not impaired as a result of the regulatory plan.

        Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

At December 31,                              1997      1996
--------------------------------------------------------------
                                              (In millions)

Nuclear unit expenses                     $ 309.0     $  320.0
Customer receivables for future
 income taxes                               143.0        633.6
Rate stabilization program deferrals        288.1        300.3
Gain from Bruce Mansfield Plant sale*      (274.4)           -
Loss on reacquired debt                      80.9         57.8
Other                                        33.1         38.0
--------------------------------------------------------------
  Total                                   $ 579.7     $1,349.7
===============================================================

* The Gain from the Bruce Mansfield Plant sale was reclassified as a regulatory liability in connection with the purchase accounting adjustments, consistent with the ratemaking treatment.

2.  OHIO EDISON-CENTERIOR MERGER:

          FirstEnergy was formed on November 8, 1997 by the merger of OE and Centerior. FirstEnergy holds directly all of the issued and outstanding common shares of OE and all of the issued and outstanding common shares of Centerior's former direct subsidiaries, which include, among others, the Company and TE. As a result of the merger, the former common shareholders of OE and Centerior now own all of the outstanding shares of FirstEnergy Common Stock. All other classes of capital stock of OE and its subsidiaries and of the subsidiaries of Centerior are unaffected by the Merger and remain outstanding.

          The merger was accounted for as a purchase of Centerior's net assets with 77,637,704 shares of FirstEnergy Common Stock through the conversion of each outstanding Centerior Common Stock share into 0.525 of a share of FirstEnergy Common Stock (fractional shares were paid in cash). Based on an imputed value of $20.125 per share, the purchase price was approximately $1.582 billion which also included approximately $20 million of merger related costs. Goodwill of approximately $2.1 billion was recognized by FirstEnergy (to be amortized on a straight-line basis over forty years), which represented the excess of the purchase price over Centerior's net assets after fair value adjustments. Such amount may be adjusted if additional information produces changed assumptions over the twelve months following the merger as FirstEnergy continues to integrate operations and evaluate options with respect to its generation portfolio.

          The Company's merger purchase accounting adjustments, which were recorded in the records of Centerior's direct subsidiaries, primarily consist of (1) revaluation of the Company's nuclear generating units to fair value ($1.0 billion), based upon the results of an independent appraisal and estimated discounted future cash flows expected to be generated by its nuclear generating units (the estimated cash flows are based upon management's current view of the likely cost recovery associated with the nuclear units); (2) adjusting by $119 million its preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits (pension liability - $50 million and postretirement obligation - $71 million); (4) recognizing the Company's estimated severance and other compensation liabilities ($56 million); and (5) adjusting the Company's common equity by $272 million. The nuclear assets revaluation does not include decommissioning since that obligation is expected to be recovered with the cash flows provided by the regulated portion of the business. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. See Note 8.

3.  LEASES:

          The Company leases certain generating facilities, nuclear fuel, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          The Company and TE sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and TE sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and TE entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and TE continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and TE have the right, at the end of the respective basic lease terms, to renew the leases. The Company and TE also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

          As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's minimum lease payments as of December 31, 1997 were $1.7 billion).

          The Company is buying 150 megawatts of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $16.8 million, $87.4 million, $99.4 million and $97.6 million in the November 8-December 31, 1997, the January 1-November 7, 1997 period, 1996 and 1995, respectively. This purchase is expected to continue through the end of the lease period. The future minimum lease payments through 2017 associated with Beaver Valley Unit 2 are approximately $1.2 billion.

          Nuclear fuel is currently financed for the Company and TE through leases with a special-purpose corporation. As of December 31, 1997, $157 million of nuclear fuel ($93 million for the Company) was financed under a lease financing arrangement totaling $190 million ($90 million of intermediate-term notes and $100 million from bank credit arrangements). The notes mature from 1998 through 2000 and the bank credit arrangements expire in October 1998. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1997 are summarized as follows:


                                        Nov. 8 -    |     Jan. 1 -
                                     Dec. 31, 1997  |  Nov. 7, 1997      1996      1995
----------------------------------------------------|------------------------------------
                                                    |     (In millions)
                                                    |
Operating leases                                    |
  Interest element                      $10.6       |    $  56.0       $  58.1    $  58.1
  Other                                   8.4       |       18.3           4.8        4.8
Capital leases                                      |
  Interest element                        1.5       |        8.5          10.1       10.7
  Other                                   7.5       |       43.4          51.7       58.4
----------------------------------------------------|------------------------------------
    Total rentals                       $28.0       |     $126.2        $124.7     $132.0
=========================================================================================

The future minimum lease payments as of December 31, 1997 are:

                                                                Capital
                                        Capital    Operating     Trust
                                         Leases     Leases       Income     Net
--------------------------------------------------------------------------------
                                                       (In millions)
1998                                    $ 47.0     $   65.3      $ 40.1    $ 25.2
1999                                      33.4         69.3        38.2      31.1
2000                                      18.9         66.6        36.3      30.3
2001                                       8.5         71.7        35.0      36.7
2002                                       4.1         76.4        32.9      43.5
Years thereafter                          10.8        853.7       227.7     626.0
---------------------------------------------------------------------------------
Total minimum lease payments             122.7     $1,203.0      $410.2    $792.8
                                                   ========      ======    ======
Interest portion                          24.2
----------------------------------------------
Present value of net minimum
 lease payments                           98.5
Less current portion                      40.4
----------------------------------------------
Noncurrent portion                      $ 58.1
-----------------------------------------------


          The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($575 million for the Company and $145 million for TE) of first mortgage bonds due in 2000, 2004 and 2007 to a trust as security for the issuance of a like principal amount of secured notes due in 2000, 2004 and 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($569.4 million for the Company and $337.1 million for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. As noted in the table above, the trust income, which is included in Other Income in the Consolidated Statements of Income, effectively reduce lease costs related to that transaction.

4.  CAPITALIZATION:

   (A)  RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock. The merger purchase accounting adjustments included resetting the retained earnings balance at zero at the November 8, 1997 merger date.

   (B)  PREFERRED AND PREFERENCE STOCK-

          The Company's $42.40 Series T and $88.00 Series R preferred stock are not redeemable before June 1998 and December 2001, respectively, and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

          The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 1997.

          Preference stock authorized for the Company is 3,000,000 shares without par value. No preference shares are currently outstanding.

          A liability of $14 million was included in the Company's net assets as of the merger date for preferred dividends declared attributable to the post-merger period.
Accordingly, no accrual for preferred stock dividend requirements is included on the Company's November 8, 1997 to December 31,
1997 Consolidated Statement of Income.

   (C)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          Annual sinking fund provisions for preferred stock are as follows:

                  Redemption
                  Price Per
Series    Shares    Share     Date    Beginning
-----------------------------------------------
$ 7.35 C   10,000  $  100                (i)
 88.00 E    3,000   1,000                (i)
 91.50 Q   10,714   1,000                (i)
 90.00 S   18,750   1,000   November 1   1999
 88.00 R   50,000   1,000   December 1   2001
-----------------------------------------------

i) Sinking fund provisions are in effect.

          Annual sinking fund requirements for the next five years are $14.7 million in 1998, $33.5 million in each year 1999 and 2000, $80.5 million in 2001 and $18.8 million in 2002.

   (D)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                     (In millions)
--------------------------------------------------------------
                      1998              $ 66.8
                      1999               145.5
                      2000               176.0
                      2001                57.5
                      2002               229.3
--------------------------------------------------------------

          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. One pollution control revenue bond issue is entitled to the benefit of an irrevocable bank letter of credit of $48.1 million. To the extent that drawings are made under this letter of credit to pay principal of, or interest on, the pollution control revenue bonds, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.1% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

          The Company and TE have letters of credit of approximately $225 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in June 1999. The letters of credit are secured by first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively (see Note 3).

5.  SHORT-TERM BORROWINGS:

          FirstEnergy has a $125 million revolving credit facility that expires in May 1998. FirstEnergy and the Service Company may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and TE. FirstEnergy plans to transfer any of its borrowed funds to the Company and TE. The credit agreement is secured with first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively. The credit agreement also provides the participating banks with a subordinate mortgage security interest on the properties of the Company and TE. The banks' fee is 0.625% per annum payable quarterly in addition to interest on any borrowings. There were no borrowings under the facility at December 31, 1997. Also, the Company may borrow from its affiliates on a short-term basis. At December 31, 1997, the Company had total short-term borrowings of $56.8 million from its affiliates with a weighted average interest rate of approximately 6%.

6.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

    CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $430 million for property additions and improvements from 1998-2002, of which approximately $105 million is applicable to 1998. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $172 million, of which approximately $32 million applies to 1998. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $113 million and $42 million, respectively, as the nuclear fuel is consumed.

    NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8.92 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Nuclear Power Station (Davis-Besse) and the Perry Nuclear Power Plant (Perry), the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $84 million per incident but not more than $10.7 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $316 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $13 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

    GUARANTEE-

          The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1997, the Company's share of the guarantee (which approximates fair market value) was $14.3 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract were $51.2 million, $47.0 million and $38.6 million during 1997, 1996 and 1995, respectively. The Company's minimum annual payments are approximately $14 million under the contract, which expires December 31, 1999.

    ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $12 million, which is included in the construction forecast provided under "Capital Expenditures" for 1998 through 2002.

          The Company is in compliance with the current sulfur dioxide (SO2) and nitrogen oxides (NOX) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions through the year 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. The Environmental Protection Agency (EPA) is conducting additional studies which could indicate the need for additional NOX reductions from the Bruce Mansfield Plant by the year 2003. In addition, the EPA is also considering the need for additional NOX reductions from the Company's Ohio facilities. On November 7, 1997, the EPA proposed uniform reductions of NOX emissions across a region of twenty-two states, including Ohio and the District of Columbia (NOX Transport Rule) after determining that such NOX emissions are contributing significantly to ozone pollution in the eastern United States. In a separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOX emissions which are alleged to contribute to ozone pollution in the eight petitioning states. A December 1997 EPA Memorandum of Agreement proposes to finalize the NOX Transport Rule by September 30, 1998 and establishes a schedule for EPA action on the Section 126 petitions. The cost of NOX reductions, if required, may be substantial. The Company continues to evaluate its compliance plans and other compliance options.

          The Company is required to meet federally approved SO2 regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $25,000 for each day the unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to proposed regulations or the interim enforcement policy.

          The Company is aware of its potential involvement in the cleanup of three hazardous waste disposal sites listed on the Superfund National Priorities List and several other sites. The Company has accrued a liability totaling $4.8 million at December 31, 1997 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on the its financial condition, cash flows or results of operations.

          Legislative, administrative and judicial actions will continue to change the way that the Company must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Company expects that any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from its customers.

7.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1997 and 1996.




                                        Three Months Ended
                                 --------------------------------
                                 Mar. 31,    June 30,    Sept. 30,    Oct. 1 -    |     Nov. 8 -
                                   1997       1997         1997     Nov. 7, 1997  |  Dec. 31, 1997
----------------------------------------------------------------------------------|---------------
                                                                (In millions)     |
                                                                                  |
Operating Revenues               $431.6      $428.2       $499.5       $169.7     |     $254.0
Operating Expenses and Taxes      351.6       350.8        368.0        151.3     |      204.5
----------------------------------------------------------------------------------|------------
Operating Income                   80.0        77.4        131.5         18.4     |       49.5
Other Income (Loss)                (3.7)       (5.2)         7.5         (1.2)    |        4.6
Net Interest Charges               56.1        58.2         71.3         24.0     |       34.8
----------------------------------------------------------------------------------|------------
Income (Loss) Before                                                              |
 Extraordinary Item                20.2        14.0         67.7         (6.8)    |       19.3
Extraordinary Item (Net                                                           |
of Income Taxes) (Note 1)             -           -            -       (324.4)    |          -
----------------------------------------------------------------------------------|------------
Net Income (Loss)                $ 20.2      $ 14.0       $ 67.7      $(331.2)    |     $ 19.3
----------------------------------------------------------------------------------|------------
Earnings (Loss) on Common Stock  $ 10.9      $  4.9       $ 58.9      $(348.9)    |     $ 19.3
----------------------------------------------------------------------------------|------------

                         March 31,    June 30,    September 30,    December 31,
Three Months Ended         1996         1996          1996            1996
-------------------------------------------------------------------------------
                                          (In millions)
Operating Revenues        $427.5      $434.0         $506.5           $421.9
Operating Expenses
 and Taxes                 351.7       348.1          385.8            345.7
----------------------------------------------------------------------------
Operating Income            75.8        85.9          120.7             76.2
Other Income (Loss)          1.3          .7           (2.7)            (1.4)
Net Interest Charges        60.3        61.4           59.3             59.0
----------------------------------------------------------------------------
Net Income                $ 16.8      $ 25.2         $ 58.7           $ 15.8
----------------------------------------------------------------------------
Earnings on Common Stock  $  6.8      $ 15.3         $ 49.2           $  6.5
----------------------------------------------------------------------------

          Earnings for the quarter ended September 30, 1996 were decreased by $10.8 million as a result of a $16.6 million charge for the disposition of materials and supplies inventory as part of the reengineering of the supply chain process.

8.  PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME UNAUDITED):

          The following pro forma statements of income for the Company give effect to the OE-Centerior merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.

                                         Year Ended December 31,
                                         ----------------------
                                           1997         1996
----------------------------------------------------------------
                                            (In millions)

Operating Revenues                        $1,783       $1,790
Operating Expenses and Taxes               1,418        1,423
                                          ------       ------
Operating Income                             365          367
Other Income                                  15            2
Net Interest Charges                         232          227
                                          ------       ------
Net Income                                $  148       $  142
=============================================================

Pro forma adjustments reflected above include: (1) adjusting the Company's nuclear generating units to fair value based upon independent appraisals and estimated discounted future cash flows based on management's current view of cost recovery; (2) the effect of discontinuing SFAS 71 for the Company's nuclear operations; (3) amortization of the fair value adjustment for long-term debt; (4) goodwill recognized representing the excess of the Company's portion of the purchase price over the Company's adjusted net assets; (4) the elimination of merger costs; and (5) adjustments for estimated tax effects of the above adjustments. See Note 2.

9.  PENDING MERGER OF TE INTO THE COMPANY:

          In March 1994, Centerior announced a plan to merge TE into the Company. All necessary regulatory approvals have been obtained, except the approval of the Nuclear Regulatory Commission (NRC). This application was withdrawn at the NRC's request pending the decision whether to complete this merger. No final decision regarding the proposed merger has been reached.

          In June 1995, TE's preferred stockholders approved the merger and the Company's preferred stockholders approved the authorization of additional shares of preferred stock. If and when the merger becomes effective, TE's preferred stockholders will exchange their shares for preferred stock shares of the Company having substantially the same terms. Debt holders of the merging companies will become debt holders of the Company.

          For the merging companies, the combined pro forma operating revenues were $2.527 billion, $2.554 billion and $2.516 billion and the combined pro forma net income was $220 million (excluding the extraordinary item discussed in Note 1 and a similar item for TE), $218 million and $281 million for the years 1997, 1996 and 1995, respectively. The pro forma data is based on accounting for the merger of the Company and TE on a method similar to a pooling of interests and for 1997 and 1996 includes pro forma adjustments to reflect the effect of the OE and Centerior merger (see Note 8). The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and TE.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Cleveland
Electric Illuminating Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Cleveland Electric Illuminating Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 1997 (post-merger) and 1996 (pre-merger), and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for the years ended December 31, 1996 and 1995 and the period from January 1, 1997 to November 7, 1997 (pre-merger), and the period from November 8, 1997 to December 31, 1997 (post-merger). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiary as of December 31, 1997 (post-merger) and 1996 (pre-merger), and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 and the period from January 1, 1997 to November 7, 1997 (pre-merger), and the period from November 8, 1997 to December 31, 1997 (post-merger), in conformity with generally accepted accounting principles.






ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 13, 1998