Form 10-K405, Exhibit 13
period 1997-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1998-03-30
CIK 1031296, 20947, 73960, 77278, 352049

                                          THE TOLEDO EDISON COMPANY

                              CONSOLIDATED FINANCIAL AND OPERATING STATISTICS

                              Nov. 8 -     Jan. 1 -
                           Dec. 31, 1997|  Nov. 7, 1997   1996        1995        1994        1993
----------------------------------------|------------------------------------------------------------
                                        |              (Dollars in thousands)
                                        |
                                        |
GENERAL FINANCIAL INFORMATION           |
                                        |
Operating Revenues           $  122,669 |  $  772,707  $  897,259  $  873,657  $  864,647  $  870,841
                             ========== |  ==========  ==========  ==========  ==========  ==========
Operating Income             $   19,055 |  $  123,282  $  156,815  $  188,068  $  179,499  $   88,502
                             ========== |  ==========  ==========  ==========  ==========  ==========
Income (Loss) Before                    |
 Extraordinary Item          $    7,616 |  $   41,769  $   57,289  $   96,762  $   82,531  $ (289,275)
                             ========== |  ==========  ==========  ==========  ==========  ==========
Net Income (Loss)            $    7,616 |  $ (150,132) $   57,289  $   96,762  $   82,531  $ (289,275)
                             ========== |  ==========  ==========  ==========  ==========  ==========
Earnings (Loss) on Common               |
 Stock                       $    7,616 |  $ (169,567) $   40,363  $   78,510  $   62,311  $ (311,757)
                             ========== |  ==========  ==========  ==========  ==========  ==========
Net Utility Plant            $1,170,806 |              $2,079,742  $2,122,266  $2,204,717  $2,262,407
                             ========== |              ==========  ==========  ==========  ==========
Total Assets                 $2,758,152 |              $3,428,175  $3,532,714  $3,546,628  $3,543,520
                             ========== |              ==========  ==========  ==========  ==========
CAPITALIZATION:                         |
Common Stockholder's Equity  $  531,650 |              $  803,237  $  762,877  $  684,568  $  622,375
Preferred Stock -                       |
  Not Subject to Mandatory              |
   Redemption                   210,000 |                 210,000     210,000     210,000     210,000
  Subject to Mandatory                  |
   Redemption                     1,690 |                   3,355       5,020       6,685      28,350
Long-Term Debt                1,210,190 |               1,051,517   1,119,294   1,241,331   1,328,283
                             ---------- |              ----------  ----------  ----------  ----------
Total Capitalization         $1,953,530 |              $2,068,109  $2,097,191  $2,142,584  $2,189,008
                             ========== |              ==========  ==========  ==========  ==========
CAPITALIZATION RATIOS:                  |
Common Stockholder's Equity        27.2%|                    38.8%       36.4%       32.0%       28.4%
Preferred Stock -                       |
  Not Subject to Mandatory              |
   Redemption                      10.8 |                    10.2        10.0         9.8         9.6
  Subject to Mandatory                  |
   Redemption                        .1 |                      .2          .2          .3         1.3
Long-Term Debt                     61.9 |                    50.8        53.4        57.9        60.7
                                  ----- |                   -----        -----      -----       -----
Total Capitalization              100.0%|                   100.0%      100.0%      100.0%      100.0%
                                  ===== |                   =====       =====       =====       =====
KILOWATT-HOUR SALES (Millions):         |
Residential                         355 |       1,718       2,145       2,164       2,056        2,039
Commercial                          284 |       1,498       1,790       1,748       1,711        1,672
Industrial                          847 |       4,003       4,301       4,174       4,099        3,776
Other                                79 |         413         488         500         499          490
                             ---------- |  ----------  ----------  ----------   ---------   ----------
Total Retail                      1,565 |       7,632       8,724       8,586       8,365        7,977
Total Wholesale                     435 |       2,218       2,330       2,563       2,548        2,146
                             ---------- |  ----------  ----------  ----------   ---------   ----------
Total                             2,000 |       9,850      11,054      11,149      10,913       10,123
                             ========== |  ==========  ==========  ==========   =========   ==========
CUSTOMERS SERVED (Year-End):            |
Residential                     262,501 |                 261,541     260,007     256,998      255,109
Commercial                       27,562 |                  27,411      26,508      25,921       26,049
Industrial                        1,835 |                   1,839       1,846       1,839        1,761
Other                             2,152 |                   2,136       2,119       1,858        2,315
                             ---------- |              ----------  ----------   ---------   ----------
Total                           294,050 |                 292,927     290,480     286,616      285,234
                             ========== |              ==========  ==========   =========   ==========
Average Annual Residential              |
 kWh Usage                        7,937 |                   8,284       8,384       8,044        7,997
Peak Load-Megawatts               1,813 |                   1,758       1,738       1,620        1,568
Number of Employees (Year-End)    1,532 |                   1,643       1,809       1,887        1,909


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

          The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles (see Note 2), and the applicable effects were "pushed down," or reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date. As a result, we recorded purchase accounting fair value adjustments to: (1) revalue our nuclear generating units to fair value, (2) adjust long-term debt to fair value, (3) adjust our retirement and severance benefit liabilities, and (4) record goodwill. Accordingly, the post-merger financial statements reflect a new basis of accounting, and separate financial statements are presented for the pre-merger and post-merger periods. For the remainder of this discussion, for categories substantially unaffected by the merger and with no significant pre-merger or post-merger accounting events, we have combined the 1997 pre-merger and post-merger periods and have compared the total to 1996.

          Earnings on common stock in the 1997 pre-merger period were adversely affected by an extraordinary item resulting from the October 1997 write-off of certain regulatory assets discussed below. Excluding this write-off, pre-merger 1997 earnings on common stock were $22.3 million. Earnings on common stock for the 1997 post-merger period were $7.6 million. In 1996, earnings on common stock were $40.4 million which was lower than 1995 due primarily to the delay in implementing our 1996 rate increase and the end of certain regulatory accounting deferrals in November 1995.

          Operating revenues were down $1.9 million in 1997 from 1996 levels following a $23.6 million increase in 1996 compared to 1995. A factor contributing to the lower operating revenues in 1997 was a reduction in average retail prices due in part to contract renegotiations with certain large industrial customers. The following table summarizes the sources of changes in operating revenues for 1997 and 1996 as compared to the previous year:

                                          1997        1996
                                          ----        ----
                                            (In millions)

  Increased retail kilowatt-hour sales    $ 14.4     $19.2
  Change in average retail price           (23.4)      3.4
  Sales to utilities                         7.8       3.2
  Other                                     (0.7)     (2.2)
                                          ------     -----
  Net Change                              $ (1.9)    $23.6
                                          ======     =====

          Total kilowatt-hour sales were at a new high with 11.9 billion kilowatt-hours sold. Retail sales totaled 9.2 billion kilowatt-hours, a 5.4% increase from the prior year level. Residential sales decreased 3.3% in 1997 following a 0.9% decline the previous year. Commercial sales were down 0.5% after a 2.4% increase in 1996. Industrial sales increased 12.8% in the current year following a 3.0% increase in 1996. Excluding sales to the North Star BHP Steel facility which began operations in late 1996, industrial sales increased 4.6% in 1997. Sales to other utilities increased 11.6%, compared to an 8.5% decrease in 1996. Overall, there was a 7.2% increase in 1997 total kilowatt-hour sales based on the strength of industrial sales following a 0.9% decrease in 1996 compared to 1995.

          We spent more for fuel and purchased power during 1997 and 1996 compared to 1996 and 1995, respectively, due to higher purchased power costs. In 1997, the increase was partially offset by lower fuel expense. An increase in the mix of nuclear generation to coal-fired generation contributed to the lower fuel costs. Nuclear expenses in 1997 were relatively unchanged from 1996 as increased operating costs at the Beaver Valley Plant were substantially offset by lower operating costs at the Perry and Davis-Besse Plants. Nuclear expenses in 1996 increased from 1995 due principally to higher operating costs at Davis-Besse resulting from its refueling outage. Other operating costs in the pre-merger period of 1997 included a $9.3 million charge for severance and early retirement benefits. In 1996, other operating costs decreased compared to 1995 reflecting the Company's cost reduction program.

          Depreciation and amortization increased in the 1997 pre-merger period and in 1996 principally due to changes in depreciation rates approved in the April 1996 Public Utilities Commission of Ohio (PUCO) rate order. In the post-merger period depreciation and amortization was lower due to a fair value adjustment which was recorded in connection with accounting for the merger, which was partially offset by amortization of goodwill. Amortization of regulatory assets remained nearly unchanged in 1997 after a large increase in 1996 following cessation of the Rate Stabilization Program deferrals and initiation of their amortization. Income taxes increased in 1997, compared to 1996, as a function of taxable income, following a decrease in 1996 from the prior year due to lower pretax operating income.

          Other income increased in the 1997 pre-merger and post-merger periods reflecting interest income on trust notes acquired in connection with the Bruce Mansfield Plant lease refinancing (see
Note 3). The increase in income in the pre-merger period was offset in part by merger-related expenses. A write-down of two inactive production facilities totaling $11 million and our share of merger-related expenses were the primary causes of the decrease in other income in 1996, compared to 1995. Interest costs were higher overall in 1997 because new secured notes and short-term borrowings for the Bruce Mansfield Plant lease refinancing exceeded the expense reduction from the redemption and refinancing of debt securities in 1997 and 1996.

CAPITAL RESOURCES AND LIQUIDITY

          Our financial position has improved over the past five years. Cash generated from operations was 27% higher in 1997 than it was in 1992 due to higher revenues and aggressive cost controls. At the end of 1997 we had 890 fewer employees than five years ago as a result of our focus on becoming more competitive. The availability of additional cash generated from operations increased the Company's ability to redeem higher cost debt and preferred stock. We have also actively pursued refinancing activities which replace higher cost debt and preferred stock with lower cost issues. The merger has resulted in improved credit ratings which have lowered the cost of new issues. The following table summarizes changes in credit ratings resulting from the merger.

                                  Pre-Merger                   Post-Merger
                           ---------------------------  --------------------------
                             Standard       Moody's      Standard        Moody's
                            & Poor's       Investors     & Poor's       Investors
                           Corporation   Service, Inc.  Corporation    Service, Inc.
                           -----------   -------------  -----------    -------------
First mortgage bonds           BB             Ba2            BB+             Ba1
Subordinated debt              B+             B1             BB-             Ba3
Preferred Stock                B              b2             BB-             b1



          Excluding the effect of the Bruce Mansfield Plant lease refinancing described below, interest costs and preferred dividends have been reduced by approximately $2.8 million from 1996 levels. Through economic refinancings and redemption of higher cost debt we have reduced the average cost of outstanding debt from 9.4% in 1992 to 8.25% in 1997. The Bruce Mansfield Plant lease refinancing is expected to provide an average annual after tax savings of about $10 million resulting from an increase in interest income and a decrease in rent expense offset in part by increased interest expense on secured notes issued as part of the transaction.

          Our cash requirements in 1998 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $442.6 million for the 1998-2002 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $40.6 million applies to 1998.

          We had about $22.2 million of cash and temporary investments and no short-term indebtedness on December 31, 1997. Upon completion of the merger, application of purchase accounting reduced bondable property such that we are not currently able to issue additional first mortgage bonds, except in connection with refinancings. Together with CEI, as of December 31, 1997, we had unused borrowing capability of $125 million under a revolving line of credit.

          Our capital spending for the period 1998-2002 is expected to be about $200 million (excluding nuclear fuel), of which approximately $50 million applies to 1998. This spending level is about $30 million lower than actual capital outlays over the past five years. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $140 million, of which about $27 million applies to 1998. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $85 million and $30 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments net of trust income of approximately $432 million for the 1998-2002 period, of which approximately $81 million relates to 1998. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

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

          As part of the regulatory plan, interim reductions beginning in June 1998 of $3 per month will increase to $5 per month per residential customer by July 1, 2001 followed by a $93 million base rate reduction in 2006. Total savings of $111 million are anticipated over the term of the plan for our customers. We have also committed $35 million for economic development and energy efficiency programs.

          We have been authorized by the PUCO to recognize additional depreciation related to our generating assets and additional amortization of regulatory assets during the regulatory plan period of at least $647 million more than the amounts that would have been recognized if the regulatory plans were not in effect. For regulatory purposes these additional charges will be reflected over the rate plan period. Our regulatory plan does not provide for full recovery of nuclear operations. Accordingly, regulatory assets representing customer receivables for future income taxes related to nuclear assets of $295 million were written off ($192 million net of tax impact) prior to consummation of the merger since we ceased application of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) for our nuclear operations when implementation of the FirstEnergy regulatory plan became probable.

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

          At the consummation of the merger in November 1997, we recognized a fair value purchase accounting adjustment which decreased the carrying value of our nuclear assets by approximately $842 million based upon cash flow models. The fair value adjustment to nuclear plant recognized for financial reporting purposes will ultimately satisfy the asset reduction commitment contained in our regulatory plan over the regulatory plan period.

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

          We are aware of our potential involvement in the cleanup of several sites containing hazardous waste. Although these sites are not on the Superfund National Priorities List, they are generally being administered by various governmental entities in the same manner as they would be administered if they were on such list. Allegations that we disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all "potentially responsible parties" for a particular site be held liable on a joint and several basis. If we were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $100 million. However, we believe that the actual cleanup costs will be substantially lower than $100 million, that our share of any cleanup costs will be substantially less than 100% and that most of the other parties involved are financially able to contribute their share. We have accrued a $1.1 million liability as of December 31, 1997, based on estimates of the costs of cleanup and our proportionate responsibility for such cost. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

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

          We are utilizing both internal and external resources to reprogram and/or replace and test the software for Year 2000 modifications. Most of our Year 2000 problems will be resolved through system replacements. The different phases of our Year 2000 project will be completed at various dates, most of which occur in 1999. We plan to complete the entire Year 2000 project by mid-December 1999. Of the total project cost, approximately $10 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements (i.e., the Year 2000 solution comprises only a portion of the benefit resulting from the system replacements). The remaining $1 million will be expensed as incurred over the next two years. To date, we have incurred approximately $150,000 related to the assessment of, and preliminary efforts in connection with, our Year 2000 project and the development of a remediation plan.

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


                                       THE TOLEDO EDISON COMPANY

                                   CONSOLIDATED STATEMENTS OF INCOME


                                        Nov. 8 -    |    Jan. 1 -      For the Years Ended December 31,
                                                    |                 --------------------------------
                                      Dec. 31, 1997 |  Nov. 7, 1997           1996           1995
----------------------------------------------------|-------------------------------------------------
                                                    |            (In thousands)
                                                    |
OPERATING REVENUES (1)                  $122,669    |   $ 772,707           $897,259       $873,657
                                        --------    |   ---------           --------       --------
OPERATING EXPENSES AND TAXES:                       |
  Fuel and purchased power                21,261    |     149,890            168,909        156,874
  Nuclear operating costs                 28,977    |     132,931            161,321        145,836
  Other operating costs                   22,668    |     158,939            173,530        182,838
                                        --------    |   ---------           --------       ---------
    Total operation and                             |
     maintenance expenses                 72,906    |     441,760            503,760        485,548
  Provision for depreciation                        |
   and amortization                       10,795    |      84,682             98,042         92,911
  Amortization (deferral) of net                    |
   regulatory assets                       2,338    |      14,304             17,041        (16,799)
  General taxes                           13,126    |      77,426             89,647         91,042
  Income taxes                             4,449    |      31,253             31,954         32,887
                                        --------    |   ---------           --------       --------
    Total operating expenses and taxes   103,614    |     649,425            740,444        685,589
                                        --------    |   ---------           --------       --------
                                                    |
OPERATING INCOME                          19,055    |     123,282            156,815        188,068
                                                    |
OTHER INCOME (LOSS)                        2,153    |       2,153             (4,585)        18,835
                                        --------    |   ---------           --------       --------
                                                    |
INCOME BEFORE NET INTEREST CHARGES        21,208    |     125,435            152,230        206,903
                                        --------    |   ---------           --------       --------
NET INTEREST CHARGES:                               |
  Interest on long-term debt              13,689    |      74,264             85,535         98,550
  Allowance for borrowed funds                      |
   used during construction                 (138)   |        (259)              (827)          (674)
  Other interest expense                      41    |       9,661             10,233         12,265
                                        --------    |   ---------           --------       --------
    Net interest                          13,592    |      83,666             94,941        110,141
                                        --------    |   ---------           --------       --------
INCOME BEFORE EXTRAORDINARY ITEM           7,616    |     41,769             57,289         96,762
                                                    |
EXTRAORDINARY ITEM (NET OF INCOME                   |
 TAXES) (Note 1)                               -    |    (191,901)                 -              -
                                        --------    |   ---------           --------       --------
                                                    |
NET INCOME (LOSS)                          7,616    |    (150,132)            57,289         96,762
                                                    |
PREFERRED STOCK DIVIDEND                            |
 REQUIREMENTS                                  -    |      19,435             16,926         18,252
                                        --------    |   ---------           --------       --------
EARNINGS (LOSS) ON COMMON STOCK         $  7,616    |   $(169,567)          $ 40,363       $ 78,510
                                        ========    |   =========           ========       ========


(1) Includes electric sales to The Cleveland Electric Illuminating Company of $17.7 million, $98.5 million, $105.0 million and $102.1 million in the November 8-December 31, 1997 period, the January 1-November 7, 1997 period, 1996 and 1995, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                        THE TOLEDO EDISON COMPANY

                                        CONSOLIDATED BALANCE SHEETS
At December 31,                                                          1997        1996
---------------------------------------------------------------------------------------------
                                                                          (In thousands)

                    ASSETS                                                       |
                                                                                 |
UTILITY PLANT:                                                                   |
  In service                                                         $1,763,495  |  $3,138,344
  Less--Accumulated provision for depreciation                          619,222  |   1,084,933
                                                                     ----------  |  ----------
                                                                      1,144,273  |   2,053,411
                                                                     ----------  |  ----------
  Construction work in progress--                                                |
    Electric plant                                                       19,901  |      21,479
    Nuclear fuel                                                          6,632  |       4,852
                                                                     ----------  |  ----------
                                                                         26,533  |      26,331
                                                                     ----------  |  ----------
                                                                      1,170,806  |   2,079,742
                                                                     ----------  |  ----------
OTHER PROPERTY AND INVESTMENTS:                                                  |
  Shippingport Capital Trust (Note 3)                                   312,873  |           -
  Nuclear plant decommissioning trusts                                   85,956  |      64,093
  Other                                                                   3,164  |       6,281
                                                                     ----------  |  ----------
                                                                        401,993  |      70,374
                                                                     ----------  |  ----------
CURRENT ASSETS:                                                                  |
  Cash and cash equivalents                                              22,170  |      81,454
  Receivables--                                                                  |
    Customers                                                            19,071  |      18,337
    Associated companies                                                 15,199  |      13,519
    Other                                                                 2,593  |       5,567
  Notes receivable from associated companies                             40,802  |      81,817
  Materials and supplies, at average cost--                                      |
    Owned                                                                31,892  |      33,160
    Under consignment                                                     9,538  |      10,383
  Prepayments and other                                                  26,437  |      26,206
                                                                     ----------  |  ----------
                                                                        167,702  |     270,443
                                                                     ----------  |  ----------
DEFERRED CHARGES:                                                                |
  Regulatory assets                                                     442,724  |     927,629
  Goodwill                                                              514,462  |           -
  Property taxes                                                         45,338  |      45,625
  Other                                                                  15,127  |      34,362
                                                                     ----------  |  ----------
                                                                      1,017,651  |   1,007,616
                                                                     ----------  |  ----------
                                                                     $2,758,152  |  $3,428,175
                                                                     ==========  |  ==========
                CAPITALIZATION AND LIABILITIES                                   |
                                                                                 |
CAPITALIZATION (See Consolidated Statements of Capitalization):                  |
  Common stockholder's equity                                        $  531,650  |  $  803,237
  Preferred stock--                                                              |
    Not subject to mandatory redemption                                 210,000  |     210,000
    Subject to mandatory redemption                                       1,690  |       3,355
  Long-term debt                                                      1,210,190  |   1,051,517
                                                                     ----------  |  ----------
                                                                      1,953,530  |   2,068,109
                                                                     ----------  |  ----------
CURRENT LIABILITIES:                                                             |
    Currently payable long-term debt and preferred stock                 69,979  |      87,609
    Accounts payable--                                                           |
        Associated companies                                             21,173  |      30,016
        Other                                                            60,756  |      46,496
    Accrued taxes                                                        34,441  |      24,829
    Accrued interest                                                     26,633  |      22,348
    Other                                                                22,603  |      18,722
                                                                     ----------  |  ----------
                                                                        235,585  |     230,020
                                                                     ----------  |  ----------
DEFERRED CREDITS:                                                                |
    Accumulated deferred income taxes                                   104,543  |     565,600
    Accumulated deferred investment tax credits                          43,265  |      80,884
    Pensions and postretirement benefits                                113,254  |     102,214
    Other                                                               307,975  |     381,348
                                                                     ----------  |  ----------
                                                                        569,037  |   1,130,046
                                                                     ----------  |  ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES                                        |
    (Notes 3 and 6)                                                              |
                                                                     ----------  |  ----------
                                                                     $2,758,152  |  $3,428,175
                                                                     ==========  |  ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.



                                          THE TOLEDO EDISON COMPANY

                                    CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                      1997   |     1996
--------------------------------------------------------------------------------------------|-----------
                         (Dollars in thousands, except per share amounts)                   |
                                                                                            |
COMMON STOCKHOLDER'S EQUITY:                                                                |
  Common stock, $5 par value, authorized 60,000,000 shares -                                |
    39,133,887 shares outstanding                                                $  195,670 | $  195,687
  Premium on capital stock                                                          328,364 |    481,057
  Other paid-in capital                                                                   - |    121,056
  Retained earnings (Note 4A)                                                         7,616 |      5,437
                                                                                 ---------- | ----------
    Total common stockholder's equity                                               531,650 |    803,237
                                                                                 ---------- | ----------
                                        Number of Shares        Optional                    |
                                          Outstanding       Redemption Price                |
                                       -----------------  --------------------              |
                                       1997        1996   Per Share  Aggregate              |
                                       ----        ----   ---------  ---------              |
                                                                                            |
PREFERRED STOCK (Note 4B):                                                                  |
$100 par value, authorized                                                                  |
 3,000,000 shares;$25 par value,                                                            |
 authorized 12,000,000 shares                                                               |
  Not Subject to Mandatory                                                                  |
   Redemption:                                                                              |
    $  100 par $ 4.25                 160,000     160,000  $104.63  $ 16,740         16,000 |     16,000
               $ 4.56                  50,000      50,000   101.00     5,050          5,000 |      5,000
               $ 4.25                 100,000     100,000   102.00    10,200         10,000 |     10,000
               $ 8.32                 100,000     100,000   102.46    10,246         10,000 |     10,000
               $ 7.76                 150,000     150,000   102.44    15,366         15,000 |     15,000
               $ 7.80                 150,000     150,000   101.65    15,248         15,000 |     15,000
               $10.00                 190,000     190,000   101.00    19,190         19,000 |     19,000
    $   25 par $ 2.21               1,000,000   1,000,000    25.25    25,250         25,000 |     25,000
               $ 2.365              1,400,000   1,400,000    27.75    38,850         35,000 |     35,000
               Series A Adjustable  1,200,000   1,200,000    25.00    30,000         30,000 |     30,000
               Series B Adjustable  1,200,000   1,200,000    25.00    30,000         30,000 |     30,000
                                    ---------   ---------           --------     ---------- | ----------
                                    5,700,000   5,700,000           $216,140        210,000 |    210,000
                                    =========   =========           ========     ---------- | ----------
  Subject to Mandatory Redemption                                                           |
  (Note 4C):                                                                                |
  $  100 par   $ 9.375                33,550      50,200  $100.49  $  3,371          3,355 |      5,020
  Redemption within one year                                                         (1,665)|
(1,665)
                                    ---------   ---------           --------    ----------- |  ---------
                                       33,550      50,200           $  3,371          1,690 |      3,355
                                    =========   =========           ========    ----------- |  ---------
LONG-TERM DEBT (Note 4D):                                                                   |
  First mortgage bonds:                                                                     |
      6.125% due 1997                                                                     - |     31,400
      7.250% due 1999                                                                85,000 |     85,000
      7.500% due 2002                                                                26,000 |     26,000
      8.000% due 2003                                                                35,725 |     35,725
      7.875% due 2004                                                               145,000 |    145,000
                                                                                ----------- | ----------
        Total first                                                                         |
         mortgage bonds                                                             291,725 |    323,125
                                                                                ----------- |  ---------
-
  Unsecured notes:                                                                          |
      5.750% due 2003                                                                 3,900 |      4,100
     10.000% due 2010                                                                 1,000 |      1,000
                                                                                ----------- |  ---------
        Total unsecured notes                                                         4,900 |      5,100
                                                                                ----------- |  ---------
  Notes secured by subordinate mortgage:                                                    |
      8.750% due 1997                                                                     - |      8,000
                                                                                ----------- |  ---------


                                      THE TOLEDO EDISON COMPANY

                                    CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,                                                                      1997        1996
-------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
                                                                                           |
LONG-TERM DEBT (Cont.):                                                                    |
  Secured notes:                                                                           |
      7.940% due 1998                                                                5,000 |     5,000
      8.000% due 1998                                                                7,000 |     7,000
      9.300% due 1998                                                               26,000 |    26,000
     10.000% due 1998                                                                  650 |       650
      7.720% due 1999                                                               15,000 |    15,000
      8.470% due 1999                                                                3,500 |     3,500
      7.190% due 2000                                                               45,000 |         -
      7.380% due 2000                                                               14,000 |    14,000
      7.460% due 2000                                                               16,500 |    16,500
      7.500% due 2000                                                                  100 |       100
      8.500% due 2001                                                                8,000 |     8,000
      9.500% due 2001                                                               21,000 |    21,000
      8.180% due 2002                                                               17,000 |    17,000
      8.620% due 2002                                                                7,000 |     7,000
      8.650% due 2002                                                                5,000 |     5,000
      7.760% due 2003                                                                5,000 |     5,000
      7.780% due 2003                                                                1,000 |     1,000
      7.820% due 2003                                                               38,400 |    38,400
      7.850% due 2003                                                               15,000 |    15,000
      7.910% due 2003                                                                3,000 |     3,000
      7.670% due 2004                                                               70,000 |         -
      7.130% due 2007                                                               30,000 |         -
      3.800% due 2011*                                                              31,250 |    31,250
      8.000% due 2019                                                               67,300 |    67,300
      7.625% due 2020                                                               45,000 |    45,000
      7.750% due 2020                                                               54,000 |    54,000
      9.220% due 2021                                                               15,000 |    15,000
     10.000% due 2021                                                               15,000 |    15,000
      7.400% due 2022                                                               30,900 |    30,900
      9.875% due 2022                                                                    - |    10,100
      6.875% due 2023                                                               20,200 |    20,200
      7.550% due 2023                                                               37,300 |    37,300
      8.000% due 2023                                                               49,300 |    49,300
      6.100% due 2027                                                               10,100 |         -
                                                                                ---------- | ---------
        Total secured notes                                                        728,500 |   583,500
                                                                                ---------- | ---------
  Debentures:                                                                              |
      8.700% due 2002                                                              135,000 |   135,000
                                                                                ---------- | ---------
  Nuclear fuel lease obligations (Note 3)                                           64,843 |    84,735
                                                                                ---------- | ---------
  Net unamortized premium (discount) on debt (Note 2)                               53,536 |    (1,999)
                                                                                ---------- | ---------
  Long-term debt due within one year                                               (68,314)|   (85,944)
                                                                                ---------- | ---------
    Total long-term debt                                                         1,210,190 | 1,051,517
                                                                                ---------- |----------
TOTAL CAPITALIZATION                                                            $1,953,530 |$2,068,109
                                                                                ========== |==========

  *Denotes variable rate issue with December 31, 1997 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                  THE TOLEDO EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                    Nov. 8  -     |      Jan. 1  -        For the Years Ended December 31,
                                                  |                       -------------------------------
                                  Dec. 31, 1997   |    Nov. 7, 1997              1996         1995
--------------------------------------------------|------------------------------------------------------
                                                  |                (In thousands)
                                                  |
Balance at beginning of period       $    -       |        $  5,437           $(34,926)      $(113,235)
Net income (loss)                     7,616       |        (150,132)            57,289          96,762
                                     ------       |        --------           --------       ---------
                                      7,616       |        (144,695)            22,363         (16,473)
--------------------------------------------------|----------------------------------------------------
Cash dividends on preferred                       |
 stock                                    -       |          20,973             16,926          18,454
Purchase accounting fair                          |
 value adjustment                         -       |        (165,668)                 -               -
Other                                     -       |               -                  -              (1)
                                     ------       |        --------           --------       ---------
                                          -       |        (144,695)            16,926          18,453
                                     ------       |        --------           --------       ---------
Balance at end of period (Note 4A)   $7,616       |        $      -           $  5,437       $ (34,926)
======================================================================================================



                        CONSOLIDATED STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL
                                                                                      Preferred Stock
                                                                            ------------------------------------------
                                                                              Not Subject to           Subject to
                                             Common Stock                   Mandatory Redemption  Mandatory Redemption
                              -------------------------------------------   --------------------  --------------------
                                                     Premium      Other
                                Number      Par     on Capital    Paid-In     Number       Par      Number       Par
                              of Shares     Value     Stock       Capital   of Shares     Value    of Shares    Value
                              ---------  ---------  ----------    --------  ----------   --------  ---------   -------
                                                    (Dollars in thousands)
Balance, January 1, 1995     39,133,887   $195,687    $481,057    $121,059   5,700,000   $210,000   483,500    $18,350
  Redemptions--
    $100 par  $9.375                                                                                (16,650)    (1,665)
    $  25 par $2.81                                                                                (400,000)   (10,000)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995   39,133,887    195,687     481,057     121,059   5,700,000    210,000    66,850      6,685
  Unrealized loss on
   securities                                                           (3)
  Redemptions--
    $100 par  $9.375                                                                                (16,650)    (1,665)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996   39,133,887    195,687    481,057      121,056   5,700,000    210,000    50,200      5,020
  Redemptions--
    $100 par  $9.375                                                                                (16,650)    (1,665)
----------------------------------------------------------------------------------------------------------------------
  Purchase accounting
   fair value adjustment                       (17)  (152,693)    (121,056)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997   39,133,887   $195,670   $328,364    $       -   5,700,000   $210,000    33,550    $ 3,355
=======================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                     THE TOLEDO EDISON COMPANY

                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           Nov. 8 -       Jan. 1 -    For the Years Ended December 31,
                                                      |                --------------------------------
                                        Dec. 31, 1997 |  Nov. 7, 1997         1996           1995
------------------------------------------------------|------------------------------------------------
                                                      |          (In thousands)
                                                      |
CASH FLOWS FROM OPERATING ACTIVITIES:                 |
Net Income (Loss)                          $ 7,616    |  $ (150,132)      $  57,289       $  96,762
Adjustments to reconcile net income                   |
 to net cash from operating activities:               |
  Provision for depreciation                          |
   and amortization                         10,795    |      84,682          98,042          92,911
  Nuclear fuel and lease amortization        5,316    |      30,354          33,294          54,099
  Other amortization, net                    2,338    |      14,304          17,041         (30,817)
  Deferred income taxes, net                 3,113    |    (121,002)         17,919          16,316
  Investment tax credits, net                 (400)   |      (3,601)         (4,321)         (8,641)
  Allowance for equity funds used                     |
   during construction                         (61)   |        (776)         (1,045)           (874)
  Extraordinary item                             -    |     295,233               -               -
  Receivables                                1,923    |         317          (9,610)         (6,283)
  Net proceeds from accounts                          |
   receivable securitization                     -    |           -          78,461               -
  Materials and supplies                    (4,430)   |       6,543           5,697           7,988
  Accounts payable                         (12,989)   |      18,679          (9,737)          8,043
  Other                                    (29,443)   |      55,233          (1,509)          9,419
                                          --------    |    --------        --------        --------
    Net cash provided from (used for)                 |
     operating activities                  (16,222)   |     229,834         281,521         238,923
                                          --------    |    --------        --------        --------
                                                      |
CASH FLOWS FROM FINANCING ACTIVITIES:                 |
New Financing--                                       |
  Long-term debt                                 -    |     149,804            (260)         92,439
  Short-term borrowings, net                     -    |           -               -          20,950
Redemptions and Repayments--                          |
  Preferred stock                                -    |       1,665           1,665          11,665
  Long-term debt                                 -    |      85,419         110,108         246,714
  Short-term borrowings, net                     -    |           -          20,950               -
Dividend Payments--                                   |
  Preferred stock                            4,156    |      12,589          16,926          18,454
                                           -------    |   ---------        --------        --------
    Net cash provided from (used for)                 |
     financing activities                   (4,156)   |      50,131        (149,909)       (163,444)
                                           -------    |   ---------        --------        --------
                                                      |
CASH FLOWS FROM INVESTING ACTIVITIES:                 |
Property additions                           6,568    |      36,680          47,961          53,492
Loans to associated companies                    -    |           -          81,817               -
Loan payments from associated companies    (15,297)   |     (25,718)              -               -
Capital trust investments                   (7,314)   |     320,187               -               -
Other                                       (6,585)   |      10,350          14,049          16,118
                                           -------    |   ---------       ---------       ---------
    Net cash used for (provided from)                 |
    investing activities                   (22,628)   |     341,499         143,827          69,610
                                           -------    |   ---------       ---------       ---------
Net increase (decrease) in cash and                   |
 cash equivalents                            2,250    |     (61,534)        (12,215)          5,869
Cash and cash equivalents at beginning                |
 of period                                  19,920    |      81,454          93,669          87,800
                                           -------    |   ---------       ---------       ---------
Cash and cash equivalents at end                      |
 of period                                 $22,170    |   $  19,920       $  81,454       $  93,669
                                           =======    |   =========       =========       =========
SUPPLEMENTAL CASH FLOWS INFORMATION:                  |
Cash Paid During the Period--                         |
  Interest (net of amounts capitalized)    $16,000    |   $  73,000       $  92,000       $  93,000
                                           =======    |   =========       =========       =========
  Income taxes                             $28,000    |   $  25,300       $  15,950       $  22,500
                                           =======    |   =========       =========       =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                             THE TOLEDO EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF TAXES
                                        Nov. 8-           Jan. 1 -      For the Years Ended December 31,
                                                  |                      -------------------------------
                                    Dec. 31, 1997 |      Nov. 7, 1997        1996            1995
--------------------------------------------------|-----------------------------------------------------
                                                  |                   (In thousands)
                                                  |
GENERAL TAXES:                                    |
Real and personal property           $  5,998     |      $  40,495         $  45,446       $  47,100
State gross receipts                    5,826     |         28,590            33,793          33,149
Social security and unemployment          818     |          4,444             5,689           5,684
Other                                     484     |          3,897             4,719           5,109
                                     --------     |      ---------         ---------       ---------
  Total general taxes                $ 13,126     |      $  77,426         $  89,647       $  91,042
                                     ========     |      =========         =========       =========
                                                  |
PROVISION FOR INCOME TAXES:                       |
Currently payable--                               |
  Federal                            $  2,859     |      $  55,192         $  13,582       $  27,512
  State (1)                               209     |              -                 -               -
                                     --------     |      ---------         ---------       ---------
                                        3,068     |         55,192            13,582          27,512
                                     --------     |      ---------         ---------       ---------
Deferred, net--                                   |
  Federal                               3,096     |       (121,002)           17,919          16,316
  State (1)                                17     |              -                 -               -
                                     --------     |      ---------         ---------       ---------
                                        3,113     |       (121,002)           17,919          16,316
                                     --------     |      ---------         ---------       ---------
Investment tax credit amortization       (400)    |         (3,601)           (4,321)         (8,641)
                                     --------     |      ---------         ---------       ---------
  Total provision for income taxes   $  5,781     |      $ (69,411)        $  27,180       $  35,187
                                     ========     |      =========         =========       =========
INCOME STATEMENT CLASSIFICATION                   |
OF PROVISION FOR INCOME TAXES:                    |
Operating income                     $  4,449     |      $  31,253         $  31,954       $  32,887
Other income                            1,332     |          2,667            (4,774)          2,300
Extraordinary item                          -     |       (103,331)                -               -
                                     --------     |      ---------         ---------       ---------
  Total provision for income taxes   $  5,781     |      $ (69,411)        $  27,180       $  35,187
                                     ========     |      =========         =========       =========
RECONCILIATION OF FEDERAL INCOME                  |
 TAX EXPENSE AT STATUTORY RATE TO                 |
 TOTAL PROVISION FOR INCOME TAXES:                |
Book income before provision for                  |
 income taxes                        $ 13,397     |      $(219,543)        $  84,469       $ 131,949
                                     ========     |      =========         =========       =========
Federal income tax expense at                     |
 statutory rate                      $  4,689     |      $ (76,840)        $  29,564       $  46,182
Increases (reductions) in taxes                   |
 resulting from--                                 |
  Amortization of investment tax                  |
   credits                               (400)    |         (3,601)           (4,321)         (8,641)
  Depreciation                              -     |          3,428            (3,742)         (1,259)
  Other, net                            1,492     |          7,602             5,679          (1,095)
                                     --------     |      ---------         ---------       ---------
    Total provision for income                    |
     taxes                           $  5,781     |      $ (69,411)        $  27,180       $  35,187
                                     ========     |      =========         =========       =========
ACCUMULATED DEFERRED INCOME TAXES                 |
  AT DECEMBER 31:                                 |
Property basis differences           $190,636     |                        $ 612,000       $ 627,000
Deferred nuclear expense               83,052     |                           84,000          85,000
Deferred sale and leaseback costs     (17,431)    |                                -          (4,000)
Unamortized investment tax credits    (20,960)    |                          (44,000)        (46,000)
Unused alternative minimum tax                    |
 credits                             (108,156)    |                          (99,837)        (80,396)
Other                                 (22,598)    |                           13,437          (8,569)
                                     --------     |                        ---------       ---------
  Net deferred income tax liability  $104,543     |                        $ 565,600       $ 573,035
                                     ========     |                        =========       =========


(1) For periods prior to November 8, 1997, state income taxes are included in the General Taxes section above. These amounts are not material and no restatement was made.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Toledo Edison Company (Company) and its 90% owned subsidiary, The Toledo Edison Capital Corporation (TECC). The subsidiary was formed in 1997 to make equity investments in a business trust in connection with the financing transactions related to the Bruce Mansfield Plant sale and leaseback (see Note 3). The Cleveland Electric Illuminating Company (CEI), an affiliate, has a 10% interest in TECC. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). Prior to the merger in November 1997 (see Note 2), the Company and CEI were the principal operating subsidiaries of Centerior Energy Corporation (Centerior). The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles, and the applicable effects were reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting, and pre-merger period and post-merger period financial results (separated by a heavy black line) are presented. The Company follows the accounting policies and practices prescribed by The Public Utilities Commission of Ohio (PUCO) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

    REVENUES-

          The Company's principal business is providing electric service to customers in northwestern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1997 or 1996, with respect to any particular segment of the Company's customers.

          In May 1996, the Company and CEI began to sell on a daily basis substantially all of their retail customer accounts receivable to Centerior Funding Corporation (Centerior Funding), a wholly owned subsidiary of CEI, under an asset-backed securitization agreement which expires in 2001. In July 1996, Centerior Funding completed a public sale of $150 million of receivables-backed investor certificates in a transaction that qualified for sale accounting treatment.

    REGULATORY PLAN-

          FirstEnergy's Rate Reduction and Economic Development Plan for the Company was approved in January 1997, to be effective upon consummation of the merger. The regulatory plan initially maintains current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates will be reduced by $93 million (approximately 15 percent below current levels). The regulatory plan also revised the Company's fuel cost recovery method. The Company formerly recovered fuel-related costs not otherwise included in base rates from retail customers through a separate energy rate. In accordance with the regulatory plan, the Company's fuel rate will be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues for the Company by approximately $111 million during the regulatory plan period.

          All of the Company's regulatory assets related to its nonnuclear operations are being recovered under provisions of the regulatory plan (see Regulatory Assets). The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $842 million in connection with the FirstEnergy merger (see
Note 2); that fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $647 million asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company will recognize the $647 million of accelerated amortization over the regulatory plan period.

    UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value in 1997), including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (allowance for funds used during construction).

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. In its April 1996 rate order, the PUCO approved depreciation rates for the Company of 2.95% for nuclear property and 3.13% for nonnuclear property. The annualized composite rate was approximately 2.6% for the post-merger period.

          Annual depreciation expense includes approximately $9.8 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $327 million in current dollars and (using a 3.5% escalation rate) approximately $774 million in future dollars. The estimated obligation and the escalation rate were developed based on site-specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $81 million for decommissioning through its electric rates from customers through December 31, 1997. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $86.0 million invested in external decommissioning trust funds as of December 31, 1997. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $9.6 million at December 31, 1997 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

    COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, CEI, Duquesne Light Company, Ohio Edison Company (OE) and its wholly owned subsidiary, Pennsylvania Power Company (Penn), constitute the Central Area Power Coordination Group (CAPCO). The CAPCO companies own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1997 include the following:

                       Utility      Accumulated      Construction      Ownership/
                        Plant      Provision for       Work in         Leasehold
Generating Units     in Service     Depreciation       Progress         Interest
----------------------------------------------------------------------------------
                                              (In millions)
Bruce Mansfield
  Units 2 and 3       $ 38.3           $ 9.7             $ .4             18.61%
Beaver Valley Unit 2    57.5             1.0              3.1             19.91%
Davis-Besse            200.8               -              2.2             48.62%
Perry                  315.9               -               .7             19.91%
--------------------------------------------------------------------------------
  Total               $612.5           $10.7             $6.4
=================================================================================





          The Bruce Mansfield Plant and Beaver Valley Unit 2 are being leased through sale and leaseback transactions (see Note 3) and the above related amounts represent construction expenditures subsequent to the transaction.

    NUCLEAR FUEL-

          The Company leases its nuclear fuel and pays for the fuel as it is consumed (see Note 3). The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the payments to the DOE.

    INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $108 million, which may be carried forward indefinitely, are available to reduce future federal income taxes.

    RETIREMENT BENEFITS-

          Centerior had sponsored jointly with the Company, CEI and Centerior Service Company (Service Company) a noncontributing pension plan (Centerior Pension Plan) which covered all employee groups. Upon retirement, employees receive a monthly pension generally based on the length of service. Under certain circumstances, benefits can begin as early as age 55. The funding policy was to comply with the Employee Retirement Income Security Act of 1974 guidelines. In December 1997, the Centerior Pension Plan was merged into the FirstEnergy pension plans. In connection with the Ohio Edison-Centerior merger, the Company recorded fair value purchase accounting adjustments to recognize the net gain, prior service cost and net transition asset (obligation) associated with the pension and postretirement benefit plans (see
Note 2).

          The following sets forth the funded status of the former Centerior Pension Plan. The Company's share of the former
Centerior Pension Plan's total projected benefit obligation approximates 30% at December 31, 1997.

At December 31,                                   1997     1996
----------------------------------------------------------------
                                                  (In millions)
Actuarial present value                                 |
 of benefit obligations:                                |
  Vested benefits                                $418.9 |  $325.8
  Nonvested benefits                               30.5 |    15.8
--------------------------------------------------------|--------
Accumulated benefit obligation                   $449.4 |  $341.6
========================================================|========
Plan assets at fair value                        $461.9 |  $420.8
Actuarial present value of                              |
 projected benefit obligation                     533.4 |   395.0
--------------------------------------------------------|--------
Projected benefit obligation in                         |
 excess of plan assets                             71.5 |  (25.8)
Unrecognized net gain (loss)                       (3.0)|   55.0
Unrecognized prior service cost                       - |  (14.2)
Unrecognized net transition asset                     - |   32.3
--------------------------------------------------------|--------
    Net pension liability                        $ 68.5 | $ 47.3
=================================================================

          The assets of the Centerior Pension Plan consisted primarily of investments in common stocks, bonds, guaranteed investment contracts, cash equivalent securities and real estate. Net pension costs for the three years ended December 31, 1997 were computed as follows:

                                     Nov. 8 -     Jan. 1 -
                                 Dec. 31, 1997  Nov. 7, 1997      1996       1995
---------------------------------------------------------------------------------
                                        (In millions)
                                              |
Service cost-benefits earned                  |
during the period                    $  2.3   |     $ 11.1      $ 12.6     $  9.8
Interest on projected benefit                 |
 obligation                             6.1   |       25.4        27.9       25.8
Return on plan assets                  (7.7)  |      (38.0)      (49.7)     (52.8)
Net deferral (amortization)               -   |       (2.4)        1.8        9.2
Voluntary early retirement                    |
 program expense                       23.0   |        4.8           -          -
----------------------------------------------|------------------------------------
    Net pension cost                 $ 23.7   |     $  0.9      $ (7.4)    $ (8.0)
==============================================|====================================
Company's share, including                    |
 pro rata share of the Service                |
 Company's costs                     $  5.7   |      $  3.5      $ (2.4)    $ (2.7)
-----------------------------------------------------------------------------------


          A September 30 measurement date was used for 1996 reporting. The assumed discount rates used in determining the actuarial present value of the projected benefit obligation were 7.25% in 1997, 7.75% in 1996 and 8.0% in 1995. The assumed rate of increase in future compensation levels used to measure this obligation was 4.0% in 1997. The rate of annual compensation increase assumption in 1996 was 3.5% for 1997 and 4.0% thereafter. The rate of annual compensation increase assumption in 1995 was 3.5% for 1996 and 1997 and 4.0% thereafter. Expected long-term rates of return on plan assets were assumed to be 10% in 1997 and 11% in 1996 and 1995. At December 31, 1997 and 1996,
the Company's net pension liability included in Pensions and Other Postretirement Benefits on the Consolidated Balance Sheets was $18.1 million and $61.9 million, respectively.

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

          The accumulated postretirement benefit obligation and accrued postretirement benefit cost for the Centerior postretirement benefit plan are as follows:

At December 31,                               1997         1996
-----------------------------------------------------------------
                                               (In millions)
Accumulated postretirement benefit                    |
  obligation allocation:                              |
    Retirees                                  $209.8  |  $ 177.1
    Fully eligible active plan                        |
     participants                                9.8  |      3.9
    Other active plan participants              46.9  |     30.9
------------------------------------------------------|---------
Accumulated postretirement benefit                    |
 obligation                                    266.5  |    211.9
Unrecognized transition obligation                 -  |   (120.1)
Unrecognized net gain                              -  |     44.4
------------------------------------------------------|---------
  Net postretirement benefit liability        $266.5  |  $ 136.2
================================================================

          Net periodic postretirement benefit costs for the three years ended December 31, 1997 were computed as follows:

                                                Nov. 8 -          Jan. 1 -
                                            Dec. 31, 1997      Nov. 7, 1997       1996         1995
-----------------------------------------------------------------------------------------------------
                                                         |           (In millions)
                                                         |
Service cost-benefits attributed                         |
 to the period                                  $0.5     |         $ 1.8         $  2.1        $  1.7
Interest cost on accumulated                             |
 benefit obligation                              2.8     |          13.5           17.8          17.9
Amortization of transition obligation              -     |           6.4            7.5           7.5
Amortization of gain                               -     |          (0.9)             -          (0.6)
---------------------------------------------------------|--------------------------------------------
  Net periodic postretirement benefit cost      $3.3     |         $20.8          $27.4         $26.5
=========================================================|===========================================
Company's share, including pro rata                      |
  share of the Service Company's costs          $1.5     |         $ 8.9          $ 9.0         $ 9.6
-----------------------------------------------------------------------------------------------------


          The Consolidated Balance Sheet classification of
Pensions and Other Postretirement Benefits at December 31, 1997 and 1996 includes the Company's share of the accrued postretirement benefit liability of $95.2 million and $40.3 million, respectively.

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

          The Company's transactions with CEI and the other FirstEnergy operating subsidiaries (OE and Penn) from the November 8, 1997 merger date are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction (see Note 3). Beginning in May 1996, Centerior Funding began serving as the transferor in connection with the accounts receivable securitization for the Company and CEI.

          The Service Company (formerly a wholly owned subsidiary of Centerior and now a wholly owned subsidiary of FirstEnergy) provides support services at cost to the Company and other affiliated companies. The Service Company billed the Company $13.9 million, $51.5 million, $59.8 million and $66.7 million in the November 8-December 31, 1997 period, the January 1-
November 7, 1997 period, 1996 and 1995, respectively, for such services.

    SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $2 million, $12 million, $32 million and $12 million in the November 8-December 31, 1997 period, the January 1-November 7, 1997 period, 1996 and 1995, respectively.

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
                                  1997               1996
                            ----------------   ---------------
                            Carrying  Fair     Carrying  Fair
                             Value     Value     Value   Value
----------------------------------------------------------------
                                          (In millions)
Long-term debt               $1,214   $1,218  |  $1,054   $1,086
Preferred stock              $    3   $    3  |  $    5   $    5
Investments other                             |
 than cash and cash                           |
 equivalents:                                 |
  Debt securities                             |
  - (Maturing in more                         |
    than 10 years)           $  295  $  303   |  $    -   $    -
  Equity securities               3       3   |       -        -
  All other                      86      85   |      52       52
----------------------------------------------|-----------------
                             $  384  $  391   |  $   52   $   52
================================================================

          The carrying value of long-term debt was adjusted to fair value in connection with the merger and reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trusts investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investments with a corresponding change to the decommissioning liability. In 1996, the Company and CEI transferred most of their investment assets in existing trusts into Centerior pooled trust funds for the two companies. The amounts in the table represent the Company's pro rata share of the fair value of such noncash investments. The other debt and equity securities referred to above are in the held-to-maturity category. The Company has no securities held for trading purposes.

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

          The Company discontinued the application of SFAS 71 for its nuclear operations in October 1997 when implementation of the regulatory plan became probable. The regulatory plan does not provide for full recovery of the Company's nuclear operations. In accordance with SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of SFAS 71," the Company was required to remove from its balance sheet all regulatory assets and liabilities related to the portion of its business for which SFAS 71 was discontinued and to assess all other assets for impairment. Regulatory assets attributable to nuclear operations of $295.2 million ($191.9 million after taxes) were written off as an extraordinary item in October 1997. The regulatory assets attributable to nuclear operations written off represent the net amounts due from customers for future federal income taxes when the taxes become payable, which, under the regulatory plan, are no longer recoverable from customers. The remainder of the Company's business continues to comply with the provisions of SFAS 71. All remaining regulatory assets of the Company will continue to be recovered through rates set for the nonnuclear portion of its business. For financial reporting purposes, the net book value of the nuclear generating units was not impaired as a result of the regulatory plan.

          Net regulatory assets on the Consolidated Balance
Sheets are comprised of the following:

At December 31,                                 1997      1996
----------------------------------------------------------------
                                                  (In millions)
Nuclear unit expenses                          $207.4  |  $214.8
Customer receivables for future income                 |
 taxes                                           96.5  |   391.4
Rate stabilization program deferrals            172.0  |   179.8
Sale and leaseback costs *                      (76.9) |    91.7
Loss on reacquired debt                          21.1  |    24.2
Other                                            22.6  |    25.7
-------------------------------------------------------|---------
  Total                                        $442.7  |  $927.6
================================================================

* Includes the gain from the Bruce Mansfield Plant sale which was reclassified as a regulatory liability in connection with the purchase accounting adjustments, consistent with the ratemaking treatment.

2. OHIO EDISON-CENTERIOR MERGER:

          FirstEnergy was formed on November 8, 1997 by the merger of OE and Centerior. FirstEnergy holds directly all of the issued and outstanding common shares of OE and all of the issued and outstanding common shares of Centerior's former direct subsidiaries, which include, among others, the Company and CEI. As a result of the merger, the former common shareholders of OE and Centerior now own all of the outstanding shares of FirstEnergy Common Stock. All other classes of capital stock of OE and its subsidiaries and of the subsidiaries of Centerior are unaffected by the Merger and remain outstanding.

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

          The Company's merger purchase accounting adjustments, which were recognized in its accounting records, primarily consist of (1) revaluation of the Company's nuclear generating units to fair value ($561 million), based upon the results of independent appraisals and estimated discounted future cash flows expected to be generated by its nuclear generating units (the estimated cash flows are based upon management's current view of the likely cost recovery associated with the nuclear units); (2) adjusting by $55 million its long-term debt to estimated fair value; (3) adjusting its obligations related to retirement benefits (pension liability - $53 million and postretirement obligation - $51 million); (4) recognizing the Company's estimated severance and other compensation liabilities ($24 million); (5) adjustment of the Beaver Valley Unit 2 deferred rent liability by $57 million to reflect remaining payments on a straight-line basis; and (6) adjusting the Company's common equity by $108 million. The nuclear assets revaluation does not include decommissioning since that obligation is expected to be recovered with the cash flows provided by the regulated portion of the business. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. See Note 8.

3. LEASES:

          The Company leases certain generating facilities, nuclear fuel, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          The Company and CEI sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and the Company sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and CEI entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and CEI continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and CEI have the right, at the end of the respective basic lease terms, to renew the leases. The Company and CEI also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

          As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's minimum lease payments as of December 31, 1997 were $793 million.)

          The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $16.8 million, $87.4 million, $99.4 million and $97.6 million in the November 8-December 31, 1997 period, the January 1-November 7, 1997 period, 1996 and 1995, respectively. This sale is expected to continue through the end of the lease period. The future minimum lease payments through 2017 associated with Beaver Valley Unit 2 are approximately $1.2 billion.

          Nuclear fuel is currently financed for the Company and CEI through leases with a special-purpose corporation. As of December 31, 1997, $157 million of nuclear fuel ($64 million for the Company) was financed under a lease financing arrangement totaling $190 million ($90 million of intermediate-term notes and $100 million from bank credit arrangements). The notes mature from 1998 through 2000 and the bank credit arrangements expire in October 1998. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1997 are summarized as follows:

                      Nov. 8 -      Jan. 1 -
                   Dec. 31, 1997 |  Nov. 7, 1997   1996    1995
---------------------------------|------------------------------
                                 |     (In millions)
Operating leases                 |
  Interest element     $28.0     |     $ 57.4    $ 82.5  $ 85.0
  Other                 13.5     |       23.1      42.6    17.8
Capital leases                   |
  Interest element       1.0     |        6.0       7.5     8.2
  Other                  5.3     |       30.4      38.6    43.6
---------------------------------|-----------------------------
    Total rentals      $47.8     |     $116.9    $171.2  $154.6
==============================================================

The future minimum lease payments as of December 31, 1997 are:

                       Capital  Operating   Capital    Trust
                        Leases    Leases     Income     Net
--------------------------------------------------------------
                                     (In millions)
1998                     $32.1   $  103.9   $  22.5   $   81.4
1999                      22.5      106.5      21.8       84.7
2000                      12.8      104.8      20.6       84.2
2001                       6.1      108.0      19.4       88.6
2002                       3.0      111.1      18.0       93.1
Years thereafter           2.7    1,430.1     130.3    1,299.8
--------------------------------------------------------------
Total minimum lease
 payments                 79.2   $1,964.4    $232.6   $1,731.8
                                 ========    ======   ========
Interest portion          14.4
------------------------------
Present value of net
 minimum lease payments   64.8
Less current portion      29.4
------------------------------
Noncurrent portion       $35.4
==============================

          The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of first mortgage bonds due in 2000, 2004 and 2007 to a trust as security for the issuance of a like principal amount of secured notes due in 2000, 2004 and 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. As noted in the table above, the trust income, which is included in Other Income in the Consolidated Statements of Income, effectively reduces lease costs related to that transaction.

4. CAPITALIZATION:

  (A)  RETAINED EARNINGS-

          The Company has a provision in its mortgage applicable to approximately $62 million of outstanding first mortgage bonds that requires common stock dividends to be paid out of its total balance of retained earnings. The merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

  (B)  PREFERRED AND PREFERENCE STOCK-

          Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

          The preferred dividend rates on the Company's Series A and Series B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged
7.03% and 7.71%, respectively, in 1997.

          Preference stock authorized for the Company is 5,000,000 shares with a $25 par value. No preference shares are currently outstanding.

          A liability of $5 million was included in the Company's net assets as of the merger date for preferred dividends declared attributable to the post-merger period. Accordingly, no accrual for preferred stock dividend requirements is included on the Company's November 8, 1997 to December 31, 1997 Consolidated Statement of Income.

  (C)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

       Annual sinking fund requirements for the next five years are $1.7 million in each year 1998 and 1999.

  (D)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                  (In millions)
--------------------------------------------------------
                    1998             $ 39.0
                    1999              103.8
                    2000               75.9
                    2001               29.5
                    2002              191.0
---------------------------------------------------------

          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. One pollution control revenue bond issue is entitled to the benefit of an irrevocable bank letter of credit of $31.3 million. To the extent that drawings are made under this letter of credit to pay principal of, or interest on, the pollution control revenue bonds, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.875% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

          The Company and CEI have letters of credit of approximately $225 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in June 1999. The letters of credit are secured by first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively (see Note 3).

5. SHORT-TERM BORROWINGS:

          FirstEnergy has a $125 million revolving credit facility that expires in May 1998. FirstEnergy and the Service Company may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and CEI. FirstEnergy plans to transfer any of its borrowed funds to the Company and CEI. The credit agreement is secured with first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively. The credit agreement also provides the participating banks with a subordinate mortgage security interest in the properties of the Company and CEI. The banks' fee is 0.625% per annum payable quarterly in addition to interest on any borrowings. There were no borrowings under the facility at December 31, 1997. Also, the Company may borrow from its affiliates on a short-term basis.

6. COMMITMENTS, GUARANTEES AND CONTINGENCIES:

    CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $200 million for property additions and improvements from 1998-2002, of which approximately $50 million is applicable to 1998. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $140 million, of which approximately $27 million applies to 1998. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $85 million and $30 million, respectively, as the nuclear fuel is consumed.

    NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8.92 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Nuclear Power Station (Davis-Besse) and the Perry Nuclear Power Plant (Perry), the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $70 million per incident but not more than $8.8 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $260 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $11 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

    GUARANTEE-

          The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1997, the Company's share of the guarantee (which approximates fair market value) was $8.3 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract were $29.9 million, $31.4 million and $24.5 million during 1997, 1996 and 1995, respectively. The Company's minimum annual payments are approximately $9 million under the contract, which expires December 31, 1999.

    ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $11 million, which is included in the construction forecast provided under "Capital Expenditures" for 1998 through 2002.

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

          The Company is aware of its potential involvement in the cleanup of several hazardous waste disposal sites. The Company has accrued a liability totaling $1.1 million at December 31, 1997 based on estimates of the costs of cleanup and its proportionate responsibility for such costs. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial condition, cash flows or results of operations.

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

                                    Three Months Ended
                               ----------------------------
                               Mar. 31,  June 30,  Sept. 30,   Oct. 1  -       Nov. 8  -
                                 1997     1997       1997     Nov. 7, 1997 |  Dec. 31, 1997
---------------------------------------------------------------------------|---------------
                                              (In millions)                |
                                                                           |
Operating Revenues             $217.1    $222.1     $241.3      $   92.2   |     $122.7
Operating Expenses                                                         |
 and Taxes                      184.7     186.1      191.9          86.7   |      103.6
---------------------------------------------------------------------------|------------
Operating Income                 32.4      36.0       49.4           5.5   |       19.1
Other Income (Loss)               (.4)       .4        5.0          (2.9)  |        2.1
Net Interest Charges             23.2      23.3       27.2          10.0   |       13.6
---------------------------------------------------------------------------|-----------
Income (Loss) Before                                                       |
 Extraordinary Item               8.8      13.1       27.2          (7.4)  |        7.6
Extraordinary Item                                                         |
 (Net of Income Taxes)                                                     |
  (Note 1)                          -         -          -        (191.9)  |          -
---------------------------------------------------------------------------|-----------
Net Income (Loss)              $  8.8   $  13.1     $ 27.2       $(199.3)  |     $  7.6
---------------------------------------------------------------------------|-----------
Earnings (Loss) on Common                                                  |
 Stock                         $  4.6   $   8.9     $ 23.0       $(206.2)  |     $  7.6
--------------------------------------------------------------------------------------

                               March 31,  June 30,  September 30,   December 31,
                                 1996       1996         1996           1996
------------------------------------------------------------------------------------------
                                               (In millions)
Operating Revenues             $210.8    $210.9        $252.2          $223.3
Operating Expenses and Taxes    177.9     180.3         200.5           181.7
------------------------------------------------------------------------------
Operating Income                 32.9      30.6          51.7            41.6
Other Income (Loss)              (5.5)       .7            .3               -
Net Interest Charges             24.1      23.7          24.0            23.2
------------------------------------------------------------------------------
Net Income                     $  3.3    $  7.6        $ 28.0          $ 18.4
------------------------------------------------------------------------------
Earnings (Loss) on Common
 Stock                         $  (.9)  $  3.4         $ 23.7          $ 14.2
------------------------------------------------------------------------------


8. PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME (UNAUDITED):

          The following pro forma statements of income for the Company give effect to the OE-Centerior merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.

                                 Year Ended December 31,
                                 -----------------------
                                   1997         1996
--------------------------------------------------------
                                      (In millions)

Operating Revenues                 $895        $897
Operating Expenses and Taxes        742         728
                                   ----        ----
Operating Income                    153         169
Other Income (Loss)                  10          (3)
Net Interest Charges                 91          89
                                   ----        ----
Net Income                         $ 72        $ 77
===================================================

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

9. PENDING MERGER OF THE COMPANY INTO CEI:

          In March 1994, Centerior announced a plan to merge the Company into CEI. All necessary regulatory approvals have been obtained, except the approval of the Nuclear Regulatory Commission (NRC). This application was withdrawn at the NRC's request pending the decision whether to complete this merger. No final decision regarding the proposed merger has been reached.

          In June 1995, the Company's preferred stockholders approved the merger and CEI's preferred stockholders approved the authorization of additional shares of preferred stock. If and when the merger becomes effective, the Company's preferred stockholders will exchange their shares for preferred stock shares of CEI having substantially the same terms. Debt holders of the merging companies will become debt holders of CEI.

          For the merging companies, the combined pro forma operating revenues were $2.527 billion, $2.554 billion and $2.516 billion and the combined pro forma net income was $220 million (excluding the extraordinary item discussed in Note 1 and a similar item for CEI), $218 million and $281 million for the years 1997, 1996 and 1995, respectively. The pro forma data is based on accounting for the merger of the Company and CEI on a method similar to a pooling of interests and for 1997 and 1996 includes pro forma adjustments to reflect the effect of the OE and Centerior merger (see Note
8). The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and CEI.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Toledo Edison Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Toledo Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 1997 (post-merger) and 1996 (pre-merger), and the related consolidated statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for the years ended December 31, 1996 and 1995 and the period from January 1, 1997 to November 7, 1997 (pre-merger), and the period from November 8, 1997 to December 31, 1997 (post-merger). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company and subsidiary as of December 31, 1997 (post-merger) and 1996 (pre-merger), and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 and the period from January 1, 1997 to November 7, 1997 (pre-merger), and the period from November 8, 1997 to December 31, 1997 (post-merger), in conformity with generally accepted accounting principles.






                                ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 13, 1998