Form 10-K405, Exhibit 13
period 1997-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1998-03-30
CIK 1031296, 20947, 73960, 77278, 352049

SELECTED FINANCIAL DATA                                                 Pennsylvania Power Company
-------------------------------------------------------------------------------------------------

                                          1997        1996        1995        1994        1993
                                        --------    --------    --------    --------    --------
                                                    (Dollars in thousands)
Operating Revenues                    $  323,381  $  322,625   $ 314,642   $  301,965  $  292,084
                                      ==========  ==========   =========   ==========  ==========
Net Income                            $   31,472  $   40,587   $  38,930   $   31,260  $   21,317
                                      ==========  ==========   =========   ==========  ==========
Earnings on Common Stock              $   26,846  $   35,961   $  34,155   $   25,896  $   15,454
                                      ==========  ==========   =========   ==========  ==========
Return on Average Common Equity              9.3%       12.8%       12.9%        10.0%        5.9%
                                             ===        ====        ====         ====         ===

Cash Dividends on Common Stock        $   21,386  $   21,386  $   21,386   $   21,386  $   21,386
                                      ==========  ==========  ==========   ==========  ==========
Total Assets                          $1,034,457  $1,074,578  $1,151,990   $1,197,302  $1,184,606
                                      ==========  ==========  ==========   ==========  ==========
CAPITALIZATION:
Common Stockholder's Equity           $  291,977  $  286,504  $  271,920   $  258,973  $  254,782
Preferred Stock-
  Not Subject to Mandatory Redemption     50,905      50,905      50,905       50,905      50,905
  Subject to Mandatory Redemption         15,000      15,000      15,000       15,000      20,500
Long-Term Debt                           289,305     310,996     338,670      424,457     440,555
                                      ----------  ----------  ----------   ----------  ----------
Total Capitalization                  $  647,187  $  663,405  $  676,495   $  749,335  $  766,742
                                      ==========  ==========  ==========   ==========  ==========

CAPITALIZATION RATIOS:
Common Stockholder's Equity                 45.1%       43.2%      40.2%         34.6%       33.2%
Preferred Stock-
  Not Subject to Mandatory Redemption        7.9         7.7        7.5           6.8         6.6
  Subject to Mandatory Redemption            2.3         2.2        2.2           2.0         2.7
Long-Term Debt                              44.7        46.9       50.1          56.6        57.5
                                           -----       -----      -----         -----       -----
Total Capitalization                       100.0%      100.0%     100.0%        100.0%      100.0%
                                           =====       =====      =====         =====       =====

KILOWATT-HOUR SALES (Millions):
Residential                                1,238       1,254      1,195         1,178       1,105
Commercial                                 1,013         996        938           891         831
Industrial                                 1,659       1,693      1,558         1,293       1,212
Other                                        123         126        151           148         139
                                         -------     -------    -------       -------     -------
Subtotal                                   4,033       4,069      3,842         3,510       3,287
Parent Company                               311         221        250           468         469
Other Utilities                              473         765        685           466         748
                                         -------     -------    -------       -------     -------
Total                                      4,817       5,055      4,777         4,444       4,504
                                         =======     =======    =======       =======     =======

CUSTOMERS SERVED:
Residential                              129,316     127,936    126,480       124,951     123,316
Commercial                                16,738      16,531     16,317        15,966      15,593
Industrial                                   241         225        223           219         221
Other                                         97          99         97            98          97
                                         -------     -------    -------       -------     -------
Total                                    146,392     144,791    143,117       141,234     139,227
                                         =======     =======    =======       =======     =======

Average Annual Residential
 Kilowatt-Hours Used                       9,634       9,866      9,505         9,501       9,017
Cost of Fuel per Million Btu               $1.10       $1.09      $1.12         $1.20       $1.28
Peak Load (Megawatts)                        836         792        836           710         690
Generating Capability:
Coal                                        72.1%       72.1%      72.1%         72.1%       74.6%
Oil                                          3.0         3.0        3.0           3.0         2.8
Nuclear                                     24.9        24.9       24.9          24.9        22.6
                                           -----       -----      -----         -----       -----
Total                                      100.0%      100.0%     100.0%        100.0%      100.0%
                                           =====       =====      =====         =====       =====
SOURCES OF ELECTRIC GENERATION:
Coal                                        73.8%       67.6%     65.6%          69.6%       76.8%
Nuclear                                     26.2        32.4      34.4           30.4        23.2
                                           -----       -----     -----          -----       -----
Total                                      100.0%      100.0%    100.0%         100.0%      100.0%
                                           =====       =====     =====          =====       =====
NUMBER OF EMPLOYEES                          997       1,015     1,220          1,255       1,355
                                           =====       =====     =====          =====       =====

                     MANAGEMENT'S DISCUSSION AND
                  ANALYSIS OF RESULTS OF OPERATIONS
                      AND FINANCIAL CONDITION


          This discussion includes forward looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, legislative and regulatory changes (including revised environmental requirements), availability and cost of capital and other similar factors.

RESULTS OF OPERATIONS--We continued to make significant progress in 1997 as we prepare for a more competitive environment in the electric utility industry.

        The most significant event during the year was the approval by the Federal Energy Regulatory Commission (FERC) of the merger of our parent company, Ohio Edison Company, with Centerior Energy Corporation to form FirstEnergy Corp., which came into existence on November 8, 1997. We expect the merger to produce a minimum of $1 billion in savings for FirstEnergy Corp. during the first ten years of joint operations through the elimination of duplicative activities, improved operating efficiencies, lower capital expenditures, accelerated debt reduction, the coordination of the companies' work forces and enhanced purchasing power.

          Earnings on common stock of $26.8 million in 1997 declined from $36.0 million in 1996. Current year results were adversely affected by charges for uncollectible customer accounts and a voluntary retirement program discussed below. The 1997 results also reflect accelerated depreciation and amortization of nuclear and regulatory assets totaling approximately $38 million under our Rate Stability and Economic Development Plan; results for 1996 included approximately $29 million of accelerated depreciation and amortization. The 1996 results compared favorably to earnings on common stock of $34.2 million in 1995.
  For the second consecutive year, we achieved record operating revenues. The following table summarizes the sources of changes in operating revenues for 1997 and 1996 as compared to the previous year:

                                             1997         1996
                                            ----          ----
                                              (In millions)

Change in retail kilowatt-hour sales       $(1.7)        $16.5
Change in average retail price               3.7           0.3
Sales to utilities                          (2.4)         (0.2)
Other                                        1.2          (8.6)
                                           -----         -----
Net Increase                               $ 0.8         $ 8.0
                                           =====         =====

          Our customer base continues to grow with approximately 1,600 new retail customers added in 1997, after gaining more than 1,600 customers the previous year. Residential sales decreased 1.3% in 1997, following a 4.9% gain the previous year. Commercial sales rose 1.8% and 6.1% in 1997 and 1996, respectively. Closure of electric arc facilities by Caparo Steel Company in August 1997 contributed to a 2.0% decrease in industrial sales for the year, following an 8.7% increase the previous year. Sales to other utilities fell 20.5% in 1997 as a result of the December 31 1996, expiration of a one-year contract with another utility to supply 33 megawatts of power. This follows a 5.5% increase the previous year. As a result of the above factors, total kilowatt-hour sales dropped 4.7% in 1997, compared with sales in 1996, which were up 5.8% from 1995.

          Because of lower kilowatt-hour sales, we spent less on fuel and purchased power during 1997, compared to 1996 costs. More was spent in 1996, compared to 1995 costs, due to higher kilowatt-hour sales. Higher nuclear expenses in 1997 reflect increased operating costs at the Beaver Valley Plant. Nuclear operating costs were lower in 1996, compared to 1995, due primarily to lower refueling outage cost levels. The increase in other operating costs in 1997 reflects a $3 million second quarter charge for uncollectible customer accounts and a fourth quarter charge of approximately $5.4 million for a voluntary retirement program.

          The changes in depreciation and regulatory asset amortization in 1997 and 1996 reflect accelerations under the regulatory plan discussed above. General taxes decreased in 1997, due principally to a 1997 adjustment which reduced our liability for gross receipts tax.

          The decrease in other income was due primarily to last year's adjustment to recoverable costs related to Perry Unit 2 since recovery began sooner than originally anticipated; that adjustment increased other income in 1996.

          Overall, interest costs continue to trend downward. Total interest costs were lower in 1997 than in 1996. Interest on long-term debt decreased due to our economic refinancings and redemption of higher-cost debt totaling approximately $39.4 million that had been outstanding as of December 31, 1996.

CAPITAL RESOURCES AND LIQUIDITY--We have significantly improved our financial position over the past five years as evidenced by our enhanced fixed charge coverage ratios and percentage of common equity to total capitalization. Our SEC ratio of earnings to fixed charges improved to 3.54 at the end of 1997 from 2.33 at the end of 1992. The Company's indenture ratio, which is used to determine our ability to issue first mortgage bonds, increased from 3.12 at the end of 1992 to 4.24 at the end of 1997. Over the same period, the charter ratio-a measure of our ability to issue preferred stock-improved from 1.59 to 2.01 and our common equity percentage of capitalization rose from approximately 36% at the end of 1992 to over 45% at the end of 1997. Our improving financial position reflects ongoing efforts to increase competitiveness. At year end 1997, we were serving about 8,800 more customers than we were five years ago, with 435 fewer employees. As a result, our customer/employee ratio has increased by 53% over the past five years, standing at 147 customers per employee at the end of 1997, compared with 96 at the end of 1992.

          All cash requirements for the year, including debt repayments, were met with internally generated funds. Our cash requirements in 1998 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. Cash requirements of approximately $28 million for the 1998-2002 period to meet scheduled maturities of long term debt and preferred stock are also expected to be funded internally.

          We had about $18.2 million of cash and temporary investments and no short-term indebtedness on December 31, 1997. We also had $2 million of unused short-term bank lines of credit, and $12 million of bank facilities that provide for borrowings on a short-term basis at the banks' discretion.

          During 1997, our capital spending (excluding nuclear fuel) totaled approximately $15 million. Our capital spending for the period 1998-2002 is expected to be about $90 million (excluding nuclear fuel), of which approximately $18 million applies to 1998. This is about $30 million lower than actual capital outlays over the past five years.

          Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $37 million, of which about $2 million applies to 1998. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $32 million and $7 million, respectively, as the nuclear fuel is consumed.

OUTLOOK--On September 30, 1997, we filed a restructuring plan with the Pennsylvania Public Utility Commission (PPUC). The plan describes how we will restructure our rates and provide customers with direct access to alternative electricity suppliers; customer choice is to be phased in over three years beginning in 1999, after completion of a two-year pilot program. We will continue to deliver power to homes and businesses through our transmission and distribution system, which remains regulated by the PPUC. We also plan to sell electricity and energy-related services in our own territory and throughout Pennsylvania as an alternative supplier through our nonregulated subsidiary, Penn Power Energy. Through the restructuring plan, we are seeking recovery of $293 million of stranded costs through a competitive transition charge starting in 1999 and ending in 2005, which is consistent with our Rate Stability and Economic Development Plan currently in effect. The PPUC plans to hold public hearings on our restructuring plan early in 1998.

          Our Rate Stability and Economic Development Plan was approved by the PPUC in the second quarter of 1996. This regulatory plan initially maintains our current base electric rates through June 20, 2006. The plan also revised our fuel cost recovery methods.

          All regulatory assets are being recovered under provisions of the regulatory plan. In addition, we have been authorized by the PPUC to recognize additional capital recovery related to our generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $358 million more than the amount that would have been recognized if the regulatory plan was not in effect. This additional amount is being recovered through current rates.

          Based on the regulatory environment we operate in today and our regulatory plan, we believe we will continue to be able to bill and collect cost-based rates for all of our operations; accordingly, it is appropriate that we continue the application of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). However, as discussed above, changes in the regulatory environment are taking place in Pennsylvania. We expect to discontinue the application of SFAS 71 for the generation portion of our business, possibly as early as 1998. We do not expect the impact of discontinuing SFAS 71 to have a material adverse effect.

          The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in February 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability, and (3) income from the external decommissioning trusts could be reported as investment income. The FASB reported in October 1997 that it plans to continue working on the proposal in 1998.

          The Clean Air Act Amendments of 1990, discussed in Note 6, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting the reduction requirements that begin in 2000.

IMPACT OF THE YEAR 2000 ISSUE--The Year 2000 Issue is the result of computer programs being written using two digits rather than four to identify the applicable year. Any of our programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations.

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

          We are utilizing both internal and external resources to reprogram and/or replace and test the software for Year 2000 modifications. Most of our Year 2000 problems will be resolved through system replacements. The different phases of our Year 2000 project will be completed at various dates, most of which occur in 1999. We plan to complete the entire Year 2000 project by mid-December 1999. Of the total project cost, approximately $4 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements (i.e., the Year 2000 solution comprises only a portion of the benefit resulting from the system replacements). The remaining $0.5 million will be expensed as incurred over the next two years. To date, we have incurred approximately $70,000 related to the assessment of, and preliminary efforts in connection with, our Year 2000 project and the development of a remediation plan.

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

STATEMENTS OF INCOME                                                     Pennsylvania Power Company
--------------------------------------------------------------------------------------------------

For the Years Ended December 31,                                   1997           1996           1995
                                                                ----------     ----------     ----------
                                                               (In thousands, except per share amounts)
OPERATING REVENUES                                                $323,381      $322,625       $314,642
                                                                  --------      --------       --------

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                          67,345        67,443         63,059
  Nuclear operating costs                                           26,220        22,064         32,759
  Other operating costs                                             66,518        59,753         58,959
                                                                  --------      --------       --------
    Total operation and maintenance expenses                       160,083       149,260        154,777
  Provision for depreciation                                        57,248        51,579         33,152
  Amortization of net regulatory assets                              7,380         5,535              -
  General taxes                                                     22,379        24,015         28,278
  Income taxes                                                      25,555        29,907         31,118
                                                                  --------      --------       --------
    Total operating expenses and taxes                             272,645       260,296        247,325
                                                                  --------      --------       --------

OPERATING INCOME                                                    50,736        62,329         67,317

OTHER INCOME                                                         2,760         5,760          2,213
                                                                  --------      --------       --------

INCOME BEFORE NET INTEREST CHARGES                                  53,496        68,089         69,530
                                                                  --------      --------       --------

NET INTEREST CHARGES:
  Interest on long-term debt                                        20,458        25,715         28,937
  Interest on nuclear fuel obligations                                 276           219            407
  Allowance for borrowed funds used during construction               (414)         (387)          (750)
  Other interest expense                                             1,704         1,955          2,006
                                                                  --------      --------       --------
    Net interest charges                                            22,024        27,502         30,600
                                                                  --------      --------       --------

NET INCOME                                                          31,472        40,587         38,930

PREFERRED STOCK DIVIDEND REQUIREMENTS                                4,626         4,626          4,775
                                                                 ---------     ---------       ---------

EARNINGS ON COMMON STOCK                                         $  26,846     $  35,961       $ 34,155
                                                                 =========     =========       ========

The accompanying Notes to Financial Statements are an integral part of these statements.



BALANCE SHEETS                                                           Pennsylvania Power Company
-------------------------------------------------------------------------------------------------
At December 31,                                                 1997           1996
                                                              --------       --------
                                                                 (In thousands)
                 ASSETS
UTILITY PLANT:
In service, at original cost                                 $1,237,562     $1,228,618
Less-Accumulated provision for depreciation                     508,981        456,320
                                                             ----------     ----------
                                                                728,581        772,298
                                                             ----------     ----------
Construction work in progress-
  Electric plant                                                  7,427          7,645
  Nuclear fuel                                                    6,788          1,803
                                                             ----------     ----------
                                                                 14,215          9,448
                                                             ----------     ----------
                                                                742,796        781,746
                                                             ----------     ----------
OTHER PROPERTY AND INVESTMENTS                                   26,157         21,131
                                                             ----------     ----------

CURRENT ASSETS:
Cash and cash equivalents                                           660          1,387
Notes receivable from parent company (Note 4)                    17,500          2,500
Accounts receivable-
  Customers (less accumulated provisions of $3,609,000
   and $569,000, respectively, for uncollectible accounts)       33,934         38,054
  Parent company                                                 12,599         14,450
  Other                                                          14,426         14,970
Materials and supplies, at average cost                          14,973         14,269
Prepayments                                                       1,707          1,576
                                                             ----------     ----------
                                                                 95,799         87,206
                                                             ----------     ----------
DEFERRED CHARGES:
Regulatory assets                                               162,966        177,283
Other                                                             6,739          7,212
                                                             ----------     ----------
                                                                169,705        184,495
                                                             ----------     ----------
                                                             $1,034,457     $1,074,578
                                                             ==========     ==========
        CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                  $  291,977     $  286,504
Preferred stock-
  Not subject to mandatory redemption                            50,905         50,905
  Subject to mandatory redemption                                15,000         15,000
Long-term debt-
  Associated companies                                            9,231          7,245
  Other                                                         280,074        303,751
                                                             ----------     ----------
                                                                647,187        663,405
                                                             ----------     ----------
CURRENT LIABILITIES:
Currently payable long-term debt-
  Associated companies                                            6,958          6,784
  Other                                                           1,443            712
Accounts payable-
  Associated companies                                            6,788          8,084
  Other                                                          22,751         25,686
Accrued taxes                                                    12,332         14,823
Accrued interest                                                  6,588          7,382
Other                                                            14,746         21,199
                                                             ----------      ---------
                                                                 71,606         84,670
                                                             ----------      ---------
DEFERRED CREDITS:
Accumulated deferred income taxes                               239,952        253,776
Accumulated deferred investment tax credits                      26,052         28,383
Other                                                            49,660         44,344
                                                             ----------     ----------
                                                                315,664        326,503
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 2 & 5)
                                                             ----------     ----------
                                                             $1,034,457     $1,074,578
                                                             ==========     ==========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.


STATEMENTS OF CAPITALIZATION                                              Pennsylvania Power Company
---------------------------------------------------------------------------------------------------
                                (Dollars in thousands, except per share amounts)
                                                                                  At December 31,
                                                                                  1997       1996
                                                                               --------   --------
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $30 par value, 6,500,000 shares authorized,
   6,290,000 shares outstanding                                                 $188,700  $188,700
  Other paid-in capital                                                             (400)     (413)
  Retained earnings (Note 3a)                                                    103,677    98,217
                                                                                --------  --------
    Total common stockholder's equity                                            291,977   286,504
                                                                                --------  --------
                                      Number of Shares         Optional
                                        Outstanding         Redemption Price
                                       1997      1996     Per Share  Aggregate
                                     --------  --------  ----------  ---------
PREFERRED STOCK (Note 3b):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not subject to mandatory
   redemption:
      4.24%                          40,000   40,000     $  103.13    $ 4,125      4,000     4,000
      4.25%                          41,049   41,049        105.00      4,310      4,105     4,105
      4.64%                          60,000   60,000        102.98      6,179      6,000     6,000
      7.64%                          60,000   60,000        101.42      6,085      6,000     6,000
      7.75%                         250,000  250,000             -          -     25,000    25,000
      8.00%                          58,000   58,000        102.07      5,920      5,800     5,800
                                    -------  -------                  -------   --------  --------
        Total not subject to
         mandatory redemption       509,049  509,049                  $26,619     50,905    50,905
                                    =======  =======                  =======   ========  ========
  Subject to mandatory
   redemption (Note 3c):
      7.625%                        150,000  150,000        107.63    $16,145     15,000    15,000
                                    =======  =======                  =======   ========  ========
LONG-TERM DEBT (Note 3d):
  First mortgage bonds-
      9.740%  due 1999-2019                                                        20,000   20,000
      7.500%  due 2003                                                             40,000   40,000
      6.375%  due 2004                                                             20,500   37,000
      6.625%  due 2004                                                             14,000   20,000
      8.500%  due 2022                                                             27,250   27,250
      7.625%  due 2023                                                              6,500    6,500
                                                                                 -------- --------
        Total first mortgage bonds                                                128,250  150,750
                                                                                 -------- --------
  Secured notes-
      4.750%  due 1998                                                                850      850
      6.080%  due 2000                                                             23,000   23,000
      5.400%  due 2013                                                              1,000    1,000
      5.400%  due 2017                                                             10,600   10,600
      7.150%  due 2017                                                             17,925   17,925
      5.900%  due 2018                                                             16,800   16,800
      8.100%  due 2018                                                                  -   10,300
      8.100%  due 2020                                                              5,200    5,200
      7.150%  due 2021                                                             14,482   14,482
      6.150%  due 2023                                                             12,700   12,700
      3.900%  due 2027                                                             10,300        -
      6.450%  due 2027                                                             14,500   14,500
      5.450%  due 2028                                                              6,950    6,950
      6.000%  due 2028                                                             14,250   14,250
      5.950%  due 2029                                                                238      238
                                                                                 -------- --------
        Total secured notes                                                       148,795  148,795
                                                                                 -------- --------
  Other obligations-
    Nuclear fuel                                                                   16,189   14,029
    Capital leases (Note 2)                                                         5,022    5,651
                                                                                 -------- --------
      Total other obligations                                                      21,211   19,680
                                                                                 -------- --------
  Net unamortized discount on debt                                                   (550)    (733)
                                                                                 -------- --------
  Long-term debt due within one year                                               (8,401)  (7,496)
                                                                                 -------- --------
      Total long-term debt                                                        289,305  310,996
                                                                                 -------- --------
TOTAL CAPITALIZATION                                                             $647,187 $663,405
                                                                                 ======== ========

The accompanying Notes to Financial Statements are an integral part of these statements.


STATEMENTS OF RETAINED EARNINGS                                             Pennsylvania Power Company
----------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                 1997         1996           1995
                                                               --------     --------       --------
                                                                         (In thousands)
Balance at beginning of year                                  $  98,217    $  83,642       $  70,873
Net income                                                       31,472       40,587          38,930
                                                              ---------    ---------       ---------
                                                                129,689      124,229         109,803
                                                              ---------    ---------       ---------
Cash dividends on common stock                                   21,386       21,386          21,386
Cash dividends on preferred stock                                 4,626        4,626           4,775
                                                               --------    ---------       ---------
                                                                 26,012       26,012          26,161
                                                               --------    ---------       ---------
Balance at end of year (Note 3a)                               $103,677    $  98,217       $  83,642
                                                               ========    =========       =========



STATEMENTS OF CAPITAL STOCK AND OTHER PAID-IN CAPITAL
---------------------------------------------------------------------------------------------------
                                                                     Preferred Stock
                                                      ---------------------------------------------
                                                          Not Subject to             Subject to
                                Common Stock          Mandatory Redemption     Mandatory Redemption
                     ------------------------------   --------------------     --------------------
                                              Other
                       Number        Par      Paid-In    Number      Par            Number    Par
                     of Shares      Value     Capital   of Shares    Value        of Shares   Value
                    -----------  ----------  --------   ---------  ---------      --------  -------
                                                     (Dollars in thousands)
Balance, January 1,
 1995                 6,290,000   $188,700    $(600)     509,049    $50,905       150,000   $15,000
  Minimum liability
  for unfunded re-
  tirement benefits                             178
                     ----------   --------    -----     --------    -------       -------   -------

Balance, December 31,
 1995                 6,290,000    188,700     (422)     509,049     50,905       150,000    15,000
  Minimum liability
 for unfunded
 retirement benefits                              9
                     ----------   --------     ----     --------    -------       -------   -------
Balance, December 31,
 1996                 6,290,000    188,700     (413)     509,049     50,905       150,000    15,000
  Minimum liability
 for unfunded
 retirement benefits                             13
                      ---------   --------     ----     --------    -------       -------   -------
Balance, December 31,
 1997                 6,290,000   $188,700    $(400)     509,049    $50,905       150,000   $15,000
                      =========   ========    =====      =======    =======       =======   =======

The accompanying Notes to Financial Statements are an integral part of these statements.


STATEMENTS OF CASH FLOWS                                               Pennsylvania Power Company
------------------------------------------------------------------------------------------------

For the Years Ended December 31,                            1997            1996            1995
                                                           ------          ------          ------
                                                                       (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                $ 31,472       $ 40,587         $ 38,930
Adjustments to reconcile net income to net cash
 from operating activities:
  Provision for depreciation                                57,248         51,579           33,152
  Nuclear fuel and lease amortization                        7,172          8,693           11,337
  Amortization of net regulatory assets                      6,193          5,535                -
  Deferred income taxes, net                                (6,631)           396            8,144
  Investment tax credits, net                               (2,331)        (2,138)          (1,688)
  Deferred fuel costs, net                                       -          3,220              155
  Receivables                                                6,515         (1,193)              64
  Materials and supplies                                      (704)         1,319            1,451
  Accounts payable                                          (4,476)        (2,472)           1,848
  Other                                                     (5,707)       (13,787)          11,003
                                                          --------        -------         --------
    Net cash provided from operating activities             88,751         91,739          104,396
                                                          --------       --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Long-term debt                                             9,942              -           13,528
Redemptions and Repayments-
  Long-term debt                                            39,464         84,347           67,337
Dividend Payments-
  Common stock                                              21,386         21,386           21,386
  Preferred stock                                            4,626          4,626            4,775
                                                          --------       -------          --------
    Net cash used for financing activities                  55,534        110,359           79,970
                                                          --------       --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                          14,513         20,361           29,705
Loan to parent                                              15,000              -                -
Loan payment from parent                                         -        (19,500)          (3,000)
Sale of utility property to parent                               -              -           (4,249)
Other                                                        4,431            116           (1,814)
                                                         ---------       --------         --------
    Net cash used for investing activities                  33,944            977           20,642
                                                         ---------       --------         --------
Net increase (decrease) in cash and cash equivalents          (727)       (19,597)           3,784
Cash and cash equivalents at beginning of year               1,387         20,984           17,200
                                                         ---------       --------         --------
Cash and cash equivalents at end of year                 $     660       $  1,387         $ 20,984
                                                         =========       ========         ========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)                  $  21,137       $ 26,653         $ 30,215
  Income taxes                                           $  38,324       $ 36,815         $ 26,605


The accompanying Notes to Financial Statements are an integral part of these statements.


STATEMENTS OF TAXES                                                         Pennsylvania Power Company
-------------------------------------------------------------------------------------------------------

For the Years Ended December 31,                                          1997        1996        1995
                                                                        --------    --------    --------
                                                                                  (In thousands)
GENERAL TAXES:
State gross receipts                                                    $ 11,267   $ 12,305    $ 11,680
Real and personal property                                                 6,060      6,178      11,222
State capital stock                                                        2,566      2,820       2,499
Social security and unemployment                                           2,224      2,064       2,440
Other                                                                        261        648         437
                                                                        --------   --------    --------
  Total general taxes                                                   $ 22,378   $ 24,015    $ 28,278
                                                                        ========   ========    ========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                               $ 27,560   $ 27,282    $ 20,352
  State                                                                    8,061      7,881       5,783
                                                                        --------   --------    --------
                                                                          35,621     35,163      26,135
                                                                        --------   --------    --------
Deferred, net-
  Federal                                                                 (5,096)       272       6,222
  State                                                                   (1,535)       124       1,922
                                                                        --------   --------    --------
                                                                          (6,631)       396       8,144
                                                                        --------   --------    --------
Investment tax credit amortization                                        (2,331)    (2,138)     (1,688)
                                                                        --------   --------    --------
  Total provision for income taxes                                      $ 26,659   $ 33,421    $ 32,591
                                                                        ========   ========    ========
INCOME STATEMENT CLASSIFICATION OF
PROVISION FOR INCOME TAXES:
Operating expenses                                                      $ 25,555   $ 29,907    $ 31,118
Other income                                                               1,104      3,514       1,473
                                                                        --------   --------    --------
  Total provision for income taxes                                      $ 26,659   $ 33,421    $ 32,591
                                                                        ========   ========    ========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                           $ 58,131   $ 74,008    $ 71,521
                                                                        ========   ========    ========
Federal income tax expense at statutory rate                            $ 20,346   $ 25,903    $ 25,032
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit                    4,242      5,203       5,008
  Amortization of investment tax credits                                  (2,331)    (2,138)     (1,688)
  Amortization of tax regulatory assets                                    4,554      4,423       4,398
  Other, net                                                                (152)        30        (159)
                                                                        --------   --------    --------
  Total provision for income taxes                                      $ 26,659   $ 33,421    $ 32,591
                                                                        ========   ========    ========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                              $172,094   $178,886    $178,589
Allowance for equity funds used during construction                       29,875     33,677      38,894
Deferred nuclear expense                                                   7,163      8,031       8,681
Customer receivables for future income taxes                              37,954     40,901      43,801
Unamortized investment tax credits                                       (10,681)   (11,635)    (12,510)
Other                                                                      3,547      3,916       3,003
                                                                        --------   --------    --------
  Net deferred income tax liability                                     $239,952   $253,776    $260,458
                                                                        ========   ========    ========


The accompanying Notes to Financial Statements are an integral part of these statements.


NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The Company, a wholly owned subsidiary of Ohio Edison Company (Edison), follows the accounting policies and practices prescribed by the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

REVENUES--The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1997 or 1996, with respect to any particular segment of the Company's customers.

REGULATORY PLAN- The Company's Rate Stability and Economic
Development Plan was approved by the PPUC in the second quarter of 1996. The regulatory plan initially maintains current base electric rates for the Company through June 20, 2006, and revised the Company's fuel cost recovery method.

          All of the Company's regulatory assets are being recovered under provisions of the regulatory plan. In addition, the PPUC has authorized the Company to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $358 million more than the amounts that would have been recognized if the regulatory plan was not in effect. These additional amounts are being recovered through current rates.

          In December 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act," which permitted customers, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services will continue to be supplied by their current providers.

          On September 30, 1997, the Company filed a restructuring plan with the PPUC. The plan describes how the Company will restructure its rates and provide customers with direct access to alternative electricity suppliers; customer choice is to be phased in over three years beginning in 1999, after completion of a two-year pilot program. The Company also plans to sell electricity and energy-related services in its own territory and throughout Pennsylvania as an alternative supplier through its nonregulated subsidiary, Penn Power Energy. Through the restructuring plan, the Company is seeking recovery of $293 million of stranded costs through a competitive transition charge starting in 1999 and ending in 2005, which is consistent with the regulatory plan. The PPUC plans to hold public hearings on the Company's restructuring plan early in 1998.

UTILITY PLANT AND DEPRECIATION--Utility plant reflects the original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs and financing costs (allowance for funds used during construction).

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.7% in 1997, 1996 and 1995. In addition to the straight-line depreciation recognized in 1977 and 1996, the Company also recognized additional capital recovery of $27 million and $20 million, respectively, as additional depreciation expense in accordance with the regulatory plan.

          Annual depreciation expense includes approximately $3.0 million for future decommissioning costs applicable to the Company's ownership interest in two nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $83 million in current dollars and (using a 3.5% escalation rate) approximately $181 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $8 million for decommissioning through its electric rates from customers through December 31, 1997. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $10.3 million invested in external decommissioning trust funds as of December 31, 1997. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $3.3 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES--The Company and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 1997, include the following:



                    Utility   Accumulated    Construc-  Company's
                      Plant    Provision       tion     Owner-
  Generating           in         for        Work in    ship
    Units           Service  Depreciation   Progress  Interest
-----------------------------------------------------------------
                                (In millions)

W. H. Sammis #7    $ 57.6      $ 20.7        $ .2        20.80%
Bruce Mansfield
  #1, #2 and #3      93.7        45.9          .5         5.76%
Beaver Valley #1    227.2       102.0         1.0        17.50%
Perry #1            341.4       124.8           -         5.24%
---------------------------------------------------------------
    Total          $719.9      $293.4        $1.7
---------------------------------------------------------------


NUCLEAR FUEL--OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.

          Minimum lease payments during the next five years are estimated to be as follows:

                           (In millions)
------------------------------------------------------------
                  1998                  $7.0
                  1999                   4.0
                  2000                   3.0
                  2001                   1.4
                  2002                   0.5
------------------------------------------------------------

          The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

INCOME TAXES--Details of the total provision for income taxes are shown on the Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The Company is included in Edison's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

RETIREMENT BENEFITS--The Company's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 1997.

          The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:

                                                1997     1996
---------------------------------------------------------------
                                                (In millions)
Actuarial present value of benefit
  obligations:
  Vested benefits                                $115.2  $ 94.7
  Nonvested benefits                                6.8     8.2
---------------------------------------------------------------
Accumulated benefit obligation                   $122.0  $102.9
===============================================================
Plan assets at fair value                        $172.1  $150.5
Actuarial present value of projected
  benefit obligation                              142.4   122.8
---------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                               29.7    27.7
Unrecognized net gain                             (25.7)  (21.8)
Unrecognized prior service cost                     4.2     4.1
Unrecognized net transition asset                  (5.3)   (6.3)
---------------------------------------------------------------
  Net pension asset                               $ 2.9  $  3.7
===============================================================

        The assets of the plan consist primarily of common stocks, United States government bonds and corporate bonds. Net pension costs for the three years ended December 31, 1997, were computed as follows:

                                         1997    1996    1995
--------------------------------------------------------------
                                             (In millions)

Service cost-benefits earned
  during the period                    $  2.7  $  3.2  $  2.9
Interest on projected benefit
  obligation                              8.9     9.5     8.8
Return on plan assets                   (30.0)  (22.5)  (31.0)
Net deferral                             14.3     9.6    19.1
Voluntary early retirement
  program expense                         5.8       -       -
Gain on plan curtailment                    -    (4.3)      -
-------------------------------------------------------------
  Net pension cost                      $ 1.7  $ (4.5)  $ (.2)
=============================================================

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

          The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the 1996 net pension costs shown above and the 1996 postretirement benefit costs shown below included curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations in connection with the Company's 1996 restructuring activities represented a plan curtailment that significantly reduced the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increased the net pension asset and was shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations, was shown as a plan curtailment loss.

          The following sets forth the funded status of the plan and amounts recognized on the Balance Sheets as of December 31:

                                               1997     1996
------------------------------------------------------------
                                               (In millions)
Accumulated postretirement benefit
  obligation allocation:
    Retirees                                  $26.0    $24.4
    Fully eligible active plan participants     3.8      2.2
    Other active plan participants             17.5     17.1
------------------------------------------------------------
Accumulated postretirement benefit
  obligation                                   47.3     43.7
Plan assets at fair value                        .3       .2
------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets          47.0     43.5
Unrecognized transition obligation            (17.4)   (18.5)
Unrecognized net loss                          (4.3)    (3.0)
------------------------------------------------------------
    Net postretirement benefit liability      $25.3    $22.0
============================================================

          Net periodic postretirement benefit costs for the three years ended December 31, 1997 were computed as follows:

                                            1997    1996    1995
----------------------------------------------------------------
                                                (In millions)
Service cost-benefits attributed
  to the period                             $0.9    $1.1    $1.1
Interest cost on accumulated

  benefit obligation                         3.2     3.2     4.0
Amortization of transition obligation        1.2     1.3     1.7
Amortization of loss                           -      .1      .1
Voluntary early retirement
  program expense                            0.3       -       -
Loss on plan curtailment                       -     3.5       -
----------------------------------------------------------------
  Net periodic postretirement benefit cost  $5.6    $9.2    $6.9
================================================================

          The health care trend rate assumption is 6.0% in the first year gradually decreasing to 4.0% for the year 2008 and later. The discount rates used to compute the accumulated postretirement benefit obligation were 7.25% in 1997 and 7.5% in 1996 and 1995. An increase in the health care trend rate assumption by one percentage point in all years would increase the accumulated postretirement benefit obligation by approximately $7.0 million and the aggregate annual service and interest costs by approximately $0.7 million.

TRANSACTIONS WITH AFFILIATED COMPANIES- Transactions with affiliated companies are included on the Statements of Income as follows:

                                          1997    1996    1995
--------------------------------------------------------------
                                             (In millions)
Operating revenues:
  Electric sales                         $ 6.1   $ 3.6   $ 4.4
  Bruce Mansfield Plant
    administrative and general
    charges to affiliates                   .9       -     6.1
  Other transactions                        .4      .4      .3
--------------------------------------------------------------
                                          $7.4   $ 4.0   $10.8
==============================================================
Fuel and purchased power:
  Purchased power                        $12.7   $13.2   $15.1
  Nuclear fuel leased from
    OES Fuel                               7.5     9.6    12.0
--------------------------------------------------------------
                                         $20.2   $22.8   $27.1
==============================================================
Other operating costs:
  Rental of transmission
    lines                                 $1.0   $ 1.0   $ 1.0
  Data processing services
    from OE                                2.9     2.5     2.6
  Other transactions                       4.4     3.9     4.0
--------------------------------------------------------------
                                         $ 8.3   $ 7.4   $ 7.6
==============================================================

SUPPLEMENTAL CASH FLOWS INFORMATION- All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $8.5 million, $4.1 million and $3.7 million for the years 1997, 1996 and 1995, respectively.

          All borrowings with initial maturities of less than one year are defined as financial instruments under generally accepted accounting principles and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                   1997            1996
-------------------------------------------------------------
                           Carrying    Fair  Carrying  Fair
                             Value    Value    Value   Value
                           --------   -----  --------  -----
                                      (In millions)

Long-term debt               $277      $291     $300    $302
------------------------------------------------------------
Preferred stock              $ 15      $ 15     $ 15    $ 14
------------------------------------------------------------
Investments other than
 cash and cash
 equivalents                 $ 14      $ 15     $ 8     $  9
------------------------------------------------------------

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

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trust have been recognized in the trust investment with a corresponding change to the decommissioning liability. The Company has no securities held for trading purposes.

REGULATORY ASSETS--The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Company's regulatory plan. Based on the regulatory plan, at this time, the Company believes it will continue to be able to bill and collect cost- based rates; accordingly, it is appropriate that the Company continues application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS
71). However, based on the regulatory environment in Pennsylvania, the Company is expected to discontinue its application of SFAS 71 for its generation operations, possibly as early as 1998. The impact of the Company discontinuing SFAS 71 is not expected to be material. The Company recognized additional cost recovery of $11 million and $8 million in 1997 and 1996, respectively, as additional regulatory asset amortization in accordance with its regulatory plan. Regulatory assets on the Balance Sheets are comprised of the following:

                                             1997     1996
-------------------------------------------------------------
                                             (In millions)
  Customer receivables for
    future income taxes                    $ 92.6    $ 99.8
  Nuclear unit expenses                      17.5      19.6
  Perry Unit 2 termination                   36.7      40.4
  Loss on reacquired debt                     9.2       9.8
  DOE decommissioning and
    decontamination costs                     3.6       3.9
  Deferred fuel costs                         3.4       3.8
-----------------------------------------------------------
  Total                                    $163.0    $177.3
===========================================================

2. LEASES:

          The Company leases certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rental payments for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 1997, are summarized as follows:

                                          1997  1996  1995
-----------------------------------------------------------
                                            (In millions)
Operating leases
  Interest element                        $ .5  $ .5  $ .3
  Other                                    1.5   1.3   1.0
Capital leases
  Interest element                          .7    .7    .8
  Other                                     .8    .9   1.3
-----------------------------------------------------------
Total rental payments                     $3.5  $3.4  $3.4
===========================================================

The future minimum lease payments as of  December 31, 1997, are:

                                          Capital  Operating
                                           Leases    Leases
------------------------------------------------------------
                                            (In millions)

1998                                       $ 1.5      $ .2
1999                                         1.2        .2
2000                                         1.1        .2
2001                                         1.0        .2
2002                                         1.0        .2
Years thereafter                            10.6       3.2
----------------------------------------------------------
Total minimum lease payments                16.4      $4.2
                                                      ====
Executory costs                              3.5
------------------------------------------------
Net minimum lease payments                  12.9
Interest portion                             7.9
------------------------------------------------
Present value of net minimum
  lease payments                             5.0
Less current portion                          .6
------------------------------------------------
Noncurrent portion                         $ 4.4
================================================

3. CAPITALIZATION:

a. RETAINED EARNINGS--Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $92.1 million at December 31, 1997.

b. PREFERRED STOCK--The Company's 7.75% series of preferred stock has restrictions which prevent early redemption prior to July
   2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

c. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION--The Company's
   7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

d. LONG-TERM DEBT--The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by the Company. Long-term debt maturities (excluding capital leases) during the next five years are $0.9 million in 1998, $0.5 million in 1999, $24.0 million in 2000, $1.0 million in 2001 and $1.0 million in 2002.

          The Company's obligations to repay certain pollution control revenue bonds are secured by series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities.

4.  SHORT-TERM FINANCING ARRANGEMENTS:

          The Company has lines of credit with banks that provide for borrowings of up to $2 million under various interest rate options. Short-term borrowings may be made under these lines of credit on the Company's unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.50%. These lines expire at various times during 1998.

          The Company also has a credit agreement with Edison whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement the maximum borrowing is limited only by the availability of funds; however, the Company's borrowing under this agreement is currently limited by the PPUC to a total of $50 million. Either company can terminate the agreement with six months' notice.

5.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

CAPITAL EXPENDITURES--The Company's current forecast reflects expenditures of approximately $90 million for property additions and improvements from 1998 through 2002, of which approximately $18 million is applicable to 1998. Investments for additional nuclear fuel during the 1998-2002 period are estimated to be approximately $37 million, of which approximately $2 million applies to 1998. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $32 million and $7 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE--The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $8.92 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interests in Beaver Valley Unit 1 and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other CAPCO companies were to contribute their proportionate share of any assessments under the retrospective rating plan) would be $18 million per incident but not more than $2.3 million in any one year for each incident.

          The Company is also insured as to its interest in Beaver Valley Unit 1 and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $53 million of insurance coverage for replacement power costs for its interests in Perry and Beaver Valley Unit 1. Under these policies, the Company can be assessed a maximum of approximately $2.3 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

          The Company intends to maintain insurance against nuclear risks as described above so long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

GUARANTEES--The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1997, the Company's share of the guarantee (which approximates fair market value) was $5.5 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract amounted to $13.3 million, $11.1 million and $9.8 million during 1997, 1996, and 1995, respectively. The Company's minimum annual payments are approximately $4 million under the contract, which expires December 31, 1999.

ENVIRONMENTAL MATTERS- Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $2 million, which is included in the construction forecast under "Construction Program" for 1998 through 2002.

          The Company is in compliance with the current sulfur dioxide (SO2) and nitrogen oxides (NOX) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions through the year 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with the reductions required for the year 2000 and thereafter have not been finalized. The Environmental Protection Agency is conducting additional studies which could indicate the need for additional NOX reductions from the Company's Pennsylvania facilities by the year 2003. In addition, the EPA is also considering the need for additional NOX reductions from the Company's Ohio facilities. On November 7, 1997, the EPA proposed uniform reductions of NOX emissions across a region of twenty-two states, including Ohio and the District of Columbia (NOX Transport Rule) after determining that such NOX emissions are contributing significantly to ozone pollution in the eastern United States. In a separate but related action, eight states filed petitions with the EPA under Section 126 of the Clear Air Act seeking reductions of NOX emissions which are alleged to contribute to ozone pollution in the eight petitioning states. A December 1997 EPA Memorandum of Agreement proposes to finalize the NOX Transport Rule by September 30, 1998 and establishes a schedule for EPA action on the Section 126 petitions. The cost of NOX reductions, if required, may be substantial. The Company continues to evaluate its compliance plan and other compliance options.

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

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

            The following summarizes certain operating results by quarter for 1997 and 1996.

                         March 31,  June 30,  Sept. 30,  Dec. 31,
Three Months Ended         1997       1997       1997      1997
-----------------------------------------------------------------
                                       (In millions)

Operating Revenues        $79.0      $79.2      $85.2       $79.9
Operating Expenses
  and Taxes                65.4       66.2       69.6        71.4
-----------------------------------------------------------------
Operating Income           13.6       13.0       15.6         8.5
Other Income                 .7         .3         .8          .9
Net Interest                5.7        5.5        5.5         5.2
-----------------------------------------------------------------
Net Income                 $8.6       $7.8      $10.9       $ 4.2
=================================================================
Earnings on Common Stock   $7.4       $6.6      $ 9.7       $ 3.1
=================================================================


                         March 31,  June 30,  Sept. 30,  Dec. 31,
Three Months Ended         1996       1996      1996       1996
-----------------------------------------------------------------
                                     (In millions)

Operating Revenues        $80.3      $81.3     $80.5        $80.5
Operating Expenses
  and Taxes                60.4       66.3      66.4         67.2
-----------------------------------------------------------------
Operating Income           19.9       15.0      14.1         13.3
Other Income                 .3        3.9        .9           .6
Net Interest                7.2        6.9       6.9          6.5
-----------------------------------------------------------------
Net Income                $13.0      $12.0     $ 8.1        $ 7.4
=================================================================
Earnings on Common Stock  $11.9      $10.9     $ 7.0        $ 6.2
=================================================================


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Pennsylvania Power
Company:

          We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 1997 and 1996, and the related statements of income, retained earnings, capital stock and other paid-in capital, cash flows and taxes for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Arthur Andersen LLP

Cleveland, Ohio
February 13, 1998