Form 10-K, Exhibit 13
period 1998-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1999-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                                    FIRSTENERGY CORP.

                                                 SELECTED FINANCIAL DATA
For the Years Ended December 31,             1998           1997          1996         1995          1994
-------------------------------------------------------------------------------------------------------------
                                                    (In thousands, except per share amounts)
Revenues                                 $ 5,861,285    $ 2,960,196    $2,521,788    $2,500,770    $2,390,957
                                         --------------------------------------------------------------------
Income Before Extraordinary Item         $   441,396    $   305,774    $  302,673    $  294,747    $  281,852
                                         --------------------------------------------------------------------
Net Income                               $   410,874    $   305,774    $  302,673    $  294,747    $  281,852
                                         --------------------------------------------------------------------
Earnings per Share of Common Stock:
  Before Extraordinary Item                    $1.95          $1.94         $2.10         $2.05         $1.97
  After Extraordinary Item                     $1.82          $1.94         $2.10         $2.05         $1.97
                                         --------------------------------------------------------------------
Dividends Declared per Share of
 Common Stock                                  $1.50          $1.50         $1.50         $1.50         $1.50
                                         --------------------------------------------------------------------
Total Assets                             $18,063,507    $18,080,795    $9,054,457    $8,892,088    $9,045,255
                                         --------------------------------------------------------------------
Capitalization at December 31:
  Common Stockholders' Equity            $ 4,449,158    $ 4,159,598    $2,503,359    $2,407,871    $2,317,197
  Preferred Stock:
    Not Subject to Mandatory Redemption      660,195        660,195       211,870       211,870       328,240
    Subject to Mandatory Redemption          294,710        334,864       155,000       160,000        40,000
  Long-Term Debt                           6,352,359      6,969,835     2,712,760     2,786,256     3,166,593
                                         --------------------------------------------------------------------
    Total Capitalization                 $11,756,422    $12,124,492    $5,582,989    $5,565,997    $5,852,030
                                         ====================================================================




                        PRICE RANGE OF COMMON STOCK

    FirstEnergy Corp.'s Common Stock is listed on the New York Stock Exchange and is traded on other registered exchanges. Trading of the common stock began on November 10, 1997. Prices represent Ohio Edison Company Common Stock before
November 10, 1997 and FirstEnergy Corp. Common Stock beginning November 10, 1997.

                                            1998                 1997
--------------------------------------------------------------------------
First Quarter High-Low                31-5/8   27-7/8      23-7/8   20-7/8
Second Quarter High-Low               31-7/8   28-1/2         22    19-1/4
Third Quarter High-Low                31-5/16  27-1/16     23-5/8   21-3/4
Fourth Quarter High-Low               34-1/16  29-3/16        29    22-13/16
Yearly High-Low                       34-1/16  27-1/16        29     19-1/4

Prices are based on reports published in The Wall Street Journal for New York Stock Exchange Composite Transactions.




                        HOLDERS OF COMMON STOCK

As of December 31, 1998 and January 31, 1999, there were 197,741 and 196,337 holders, respectively, of the 237,069,087 shares of the Company's Common Stock. Information regarding retained earnings available for payment of cash dividends is given in Note 3A.

                          FirstEnergy Corp.

             Management's Discussion and Analysis of
          Results of Operations and Financial Condition


          This discussion includes forward-looking statements based on information currently available to management that are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, legislative and regulatory changes, and the availability and cost of capital and other similar factors.

Results of Operations

          FirstEnergy Corp. (Company) was formed when the merger of Ohio Edison Company (OE) and Centerior Energy Corporation (Centerior) became effective on November 8, 1997. The merger has been accounted for by using purchase accounting under the guidelines of Accounting Principles Board Opinion No. 16, "Business Combinations." Under purchase accounting, the results of operations for the combined entity are reported from the point of consummation forward. As a result, our financial statements for 1997 reflect twelve months of operations for OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), but include only seven weeks (November 8, to December 31, 1997) for the former Centerior companies, which include The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE). Results for 1998 include operations for the entire year for OE and Penn (OE companies), CEI and TE. On June 8, 1998, we acquired MARBEL Energy Corporation (MARBEL), an integrated natural gas company. Also, during 1998, FirstEnergy Facilities Services Group, Inc. (FE Facilities), a wholly owned subsidiary of the Company, acquired eight companies which principally provide heating, ventilating and air-conditioning services. See Note 1 for additional information. All acquisitions in 1998 were accounted for using purchase accounting and are included in our consolidated results from their respective acquisition dates.

          We continued to take steps in 1998 to better position FirstEnergy as competition continues to expand in the electric utility industry. The acquisitions completed in 1998 reflect our strategy to provide customers an expanded portfolio of energy-related products and services. We also invested in new information systems with enhanced functionality which also address Year 2000 application deficiencies. Cash savings of $173 million were captured in 1998 from initiatives implemented during the year in connection with our merger. About one-half of that amount resulted from staffing reductions.

          Basic and diluted earnings per share of common stock were $1.82 for 1998 compared to $1.94 for 1997. Results for 1998 were adversely affected by a one-time, extraordinary charge of $30.5 million after taxes, or $.13 per common share, related to Penn's discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS
71), "Accounting for the Effects of Certain Types of Regulation", to its generation business, as discussed later in this report. Additionally, sharp increases in the spot market price for electricity occasioned by a constrained power supply and heavy customer demand in the latter part of June 1998, combined with unscheduled generating unit outages, resulted in spot market purchases of power at prices which substantially exceeded amounts recovered from retail customers. The recovery shortfall reduced 1998 net income by approximately $50 million or $.22 per common share. Finally, unprecedented market prices for electricity in June 1998 contributed to credit losses totaling $27 million after taxes or $.12 per common share. Four power marketers with which the Company's FirstEnergy Trading & Power Marketing, Inc. (FETPM) subsidiary had transactions under contract defaulted as a result of June's price movements. Earnings for 1997 were also affected by nonrecurring charges, primarily resulting from merger-related staffing reductions, which decreased basic and diluted earnings by $.22 per common share.

          Revenue in 1998 increased by $2.9 billion over the previous year, primarily reflecting a full twelve months of results for the former Centerior companies in the Electric Utility Operating Companies
(EUOC) business segment compared to seven weeks in 1997. The EUOCs represent our vertically integrated electric utility operations. As discussed later, we anticipate future changes to our business segments to align with our strategy as the electric utility industry restructures. The sources of the increases in revenue during 1998 and 1997 are summarized in the following table.

                                                     1998       1997
-----------------------------------------------------------------------
                                                      (In millions)
Electric sales
  OE companies --
  Increase in average retail prices                 $   27.0    $ 13.3
  Change in retail kilowatt-hour sales                  (0.1)      7.8
  Wholesale                                             13.3     (27.5)
-----------------------------------------------------------------------
  Net OE companies                                      40.2      (6.4)
  Centerior acquisition                              2,196.4     350.6
  Intercompany sales                                   (31.9)     (3.8)
-----------------------------------------------------------------------
  Total electric sales                               2,204.7     340.4
Other electric utility revenues                        102.3      54.6
-----------------------------------------------------------------------
Electric utility operating companies                 2,307.0     395.0
FETPM                                                  367.6      43.1
Other business acquisitions                            226.5       0.3
-----------------------------------------------------------------------
Net Revenue Increase                                $2,901.1    $438.4
=======================================================================


          Retail kilowatt-hour sales for the OE companies in 1998 were approximately the same as the previous year at 27.3 billion kilowatt-hours after setting a new record in 1997. Residential and commercial kilowatt-hour sales increased 1.7% and 3.5%, respectively, from 1997, offset by a 3.6% decrease in industrial sales. Residential and commercial kilowatt-hour sales benefited from continued growth in the retail customer base, with over 11,000 new retail customers added in 1998 compared to approximately 4,900 new retail customers in 1997. The closure of an electric arc furnace by a large steel customer in the latter part of 1997 and a general decline in electricity demand by steel manufacturers due to intense foreign competition contributed to the lower industrial sales. Sales to wholesale customers by the OE companies increased 8.9% contributing to an increase in total kilowatt-hour sales of 1.4%. In 1997, commercial and industrial kilowatt-hour sales increased 1.2% and 1.0%, respectively, from 1996, partially offset by a 0.8% decrease in residential sales resulting in a 0.5% increase in retail kilowatt-hour sales. A decrease in kilowatt-hour sales to wholesale customers contributed to a 5.0% decline in total kilowatt-hour sales in 1997 compared to 1996.

          Total expenses increased $2.4 billion in 1998 compared to the prior year primarily due to the inclusion of a full twelve months of expenses for the former Centerior companies compared to seven weeks of expense in the 1997 results. Fuel and purchased power costs were up $497.5 million in 1998 compared to 1997. Excluding the former Centerior companies, fuel and purchased power costs for the OE companies increased $74.4 million. Most of the increase occurred in the second quarter and resulted from a combination of factors. In late June 1998, the midwestern and southern regions of the United States experienced electricity shortages caused mainly by record temperatures and humidity and unscheduled generating unit outages. During that period, the Beaver Valley Plant was out of service and the Davis-Besse Plant was removed from service as a result of damage to transmission facilities caused by a tornado. Also, Avon Lake Unit 9 experienced an unscheduled outage during the period due to lightning-related transformer damage. As a result, the EUOCs purchased significant amounts of power on the spot market at unusually high prices, causing an increase in purchased power costs. In 1997, excluding the results for the former Centerior companies, fuel and purchased power costs were down $19.4 million from the previous year due to lower total kilowatt-hour sales.

          Other expenses for the EUOCs increased in 1998 and 1997 as a result of the inclusion of the Centerior results. Excluding the former Centerior companies, 1998 nonnuclear costs decreased $34.8 million from the previous year due primarily to the absence of expenses related to a 1997 voluntary retirement program and estimated severance costs which increased other expenses for that year. For the OE companies, nuclear costs increased $12.2 million in 1998 and $20.0 million in 1997 reflecting higher costs at the Beaver Valley Plant. Expenses for the facilities services companies in 1998 reflect costs incurred from their respective acquisition dates. Other expenses for electric trading and power marketing activities increased in 1998 compared to 1997 due to a substantial expansion of activity at FETPM.

          Depreciation and amortization increased compared to the prior year in both 1998 and 1997. Excluding the effect of the former Centerior companies, depreciation and amortization in 1998 decreased $14.2 million from the prior year due primarily to the net effect of the OE and Penn rate plans. The Pennsylvania Public Utility Commission's (PPUC) authorization of Penn's rate restructuring plan in the second quarter led to discontinued application of certain regulatory accounting procedures (i.e. SFAS 71) to Penn's generation business, resulting in a write down of its nuclear generating unit investment and the recognition of a portion of such investment, recoverable through future customer rates, as a regulatory asset. Net of the Centerior contribution to results in 1997, the increase in depreciation and amortization resulted from accelerations under the regulatory plans. General taxes increased for the OE companies in 1998 compared to 1997 in part because of gross receipts taxes on increased electric sales revenue. This followed a decrease in 1997 due to lower property taxes and an adjustment in the second quarter of that year which reduced the OE companies' liabilities for gross receipt taxes.

          Interest expenses increased due to the inclusion of the former Centerior companies for both 1998 and 1997. Excluding the impact of the merger, interest on long-term debt for the OE companies continued to trend downward due to refinancings and redemptions of long-term debt. Other interest expense increased as a result of increased short-term borrowings.

Capital Resources and Liquidity

          Savings from improved efficiency helped to fund the strategic investments we made in 1998 while strengthening our financial position. We continue to streamline our electric utility operations, as evidenced by the 50% increase in our customer/employee ratio over the past five years, from 165 at the end of 1993 to 247 as of December 31, 1998. We also continued to reduce our capital costs. During 1998, net redemptions of long-term debt and preferred stock totaled $430 million, including $176 million of optional redemptions. In addition, we completed $230 million of refinancings. Combined, these actions will produce annualized savings of $42 million. The average cost of long-term debt was reduced to 7.83% in 1998 from 8.02% at the end of 1997.

          In the first quarter of 1998, we formed an alliance with British Petroleum (BP) to help ensure the long-term viability of BP's refinery operation in the TE service area while also generating additional revenue for our Company. Bay Shore Power Company, a FirstEnergy subsidiary, will build a new state-of-the-art steam-generating plant fueled by a waste by-product from a new lower-cost refinery process at BP's Oregon, Ohio facility. Steam from the plant will supply both the refinery and a Bay Shore generating unit. To fund the project, Bay Shore Power issued $147.5 million of solid waste-disposal revenue bonds during the first quarter of 1998. As of December 31, 1998, approximately $88 million of the funds from the revenue bonds were invested for financing future construction.

          We had about $77.8 million of cash and temporary investments and $254.5 million of short-term indebtedness on December 31, 1998. Our unused borrowing capability included $146.5 million under revolving lines of credit and a $2.0 million bank facility that provide for borrowings on a short-term basis at the bank's discretion.

          Our cash requirements in 1999 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing new securities. During 1998, we reduced our total debt by approximately $278 million. We have cash requirements of approximately $2.6 billion for the 1999-2003 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $712 million applies to 1999. On November 17, 1998, we announced our intention to repurchase up to 15 million shares of the Company's common stock over a three-year period beginning in 1999.

          Our capital spending for the period 1999-2003 is expected to be about $2.2 billion (excluding nuclear fuel), of which approximately $556 million applies to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $399 million, of which about $46 million applies to 1999. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $438 million and $93 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of trust cash receipts, of approximately $765 million for the 1999-2003 period, of which approximately $159 million relates to 1999.

          Nine acquisitions were completed during 1998, representing strategic investments designed to expand our portfolio of energy-related products and services. The acquisition of MARBEL, a fully integrated natural gas company based in Canton, Ohio, was completed in June 1998. FE Facilities also acquired eight additional facilities services companies during the year bringing the total number of facilities services acquisitions to ten companies by the end of 1998. For 1998, our facilities services companies provided revenue of $198 million with more than 3,000 employees.

          During 1998, we established a national sales group within FirstEnergy Services Corp. to pursue sales in the unregulated electric utility market. The national sales group began selling in the Pennsylvania market following the restructuring which opened the generation business to increased competition.

          FirstEnergy signed an agreement in principle with Duquesne Light Company (Duquesne) that would result in the transfer of 1,436 megawatts owned by Duquesne at five generating plants in exchange for 1,328 megawatts at three plants owned by our EUOCs (see "Common Ownership of Generating Facilities" in Note 1). Final agreements relating to the exchange of assets, which will be structured as a tax-free transaction to the extent possible, are being negotiated. The transaction benefits the Company by providing exclusive ownership and operating control of all generating assets that are now jointly owned and operated under the Central Area Power Coordination Group agreement.

          In a final step to achieve complete ownership and operating control over our power plants, we signed an agreement to purchase from GPU, Inc. its 20 percent interest in the Seneca Pumped-Storage Hydroelectric Plant (87 megawatts). The added capacity will enhance our ability to meet our customers' demand for electricity during peak periods.

Interest Rate Risk

          Our exposure to fluctuations in market interest rates is mitigated since a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 2, our investments in capital trusts effectively reduce future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making a corresponding change to the decommissioning liability, as described in Note 1.

          The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.

---------------------------------------------------------------------------------------
                                                                There-            Fair
                             1999   2000   2001   2002   2003   after    Total    Value
                                               (Dollars in millions)
---------------------------------------------------------------------------------------
Investments other than Cash
and Cash Equivalents
Fixed Income                $ 98    $ 91   $ 55  $  84  $ 97   $1,406   $1,831  $1,942
  Average interest rate      6.9%    5.1%   7.7%   7.7%  7.7%     7.7%     7.5%
---------------------------------------------------------------------------------------
Liabilities
---------------------------------------------------------------------------------------
Long-term Debt
Fixed rate                  $420    $373   $105   $724  $459   $3,921   $6,002  $6,464
  Average interest rate      7.6%    7.0%   8.7%   7.9%  8.0%     7.6%     7.6%
Variable rate               $252    $  4   $  3   $  2  $  1   $  519   $  781  $  783
  Average interest rate      6.0%    6.3%   6.3%   6.2%  6.3%     3.8%     4.6%
Short-term Borrowings       $254                                        $  254  $  254
  Average interest rate      5.7%                                          5.7%
---------------------------------------------------------------------------------------
Preferred Stock             $ 40    $ 38   $ 85   $ 20  $  2   $  139   $  324  $  340
  Average dividend rate      8.9%    8.9%   8.9%   8.9%  7.5%     8.8%     8.8%
---------------------------------------------------------------------------------------




Market Risk - Commodity Prices

          We are exposed to market risk due to fluctuations in electricity and natural gas prices. To manage the volatility relating to these exposures, we use a variety of derivative instruments, including forward contracts, options and futures contracts. These derivatives are used principally for hedging purposes and to a lesser extent, for trading purposes. A sensitivity analysis has been prepared to estimate our exposure to the market risk of our commodity position. A hypothetical 10 percent adverse shift in quoted market prices in the near term on both our trading and non-trading instruments would not have had a material effect on our consolidated financial position, results of operations or cash flows as of or for the year ended December 31, 1998.

Outlook

          We face many competitive challenges in the years ahead as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. Retail wheeling, which has begun in our Pennsylvania service area, allows retail customers to purchase electricity from other energy producers. Our regulatory plans have provided a solid foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level.

          OE's Rate Reduction and Economic Development Plan was approved by the Public Utilities Commission of Ohio (PUCO) in 1995 and FirstEnergy's Rate Reduction and Economic Development Plan for CEI and TE was approved in January 1997. These regulatory plans maintain base electric rates for OE, CEI and TE through December 31, 2005. The plans also revised the OE, CEI and TE fuel cost recovery methods. Penn's Rate Stability and Economic Development Plan, which was approved by the PPUC in the second quarter of 1996, ended in 1998 with the PPUC's authorization of Penn's rate restructuring plan.

          As part of OE's regulatory plan, transition rate credits were implemented for customers, which are expected to reduce electric operating revenues by approximately $600 million during the regulatory plan period, which is to be followed by a base rate reduction of approximately $300 million in 2006. The base rate freeze for CEI and TE is to be followed by a $310 million base rate reduction in 2006; interim reductions which began in June 1998 of $3 per month will increase to $5 per month per residential customer by July 1, 2001. Total savings of $391 million are anticipated over the term of the plan for CEI's and TE's customers. CEI and TE have also committed $105 million for economic development and energy efficiency programs.

          The PUCO has authorized OE to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion more than the amount that would have been recognized if the regulatory plan was not in effect. This additional amount is being recovered through current rates.

          In the regulatory plan for CEI and TE, the PUCO authorized for regulatory accounting purposes, additional capital recovery related to CEI's and TE's generating assets and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion more than the amounts that would have been recognized if these regulatory plans were not in effect. These additional regulatory charges will be recognized over the rate plan period. The FirstEnergy regulatory plan does not provide for full recovery of CEI's and TE's nuclear operations. Accordingly, regulatory assets representing customer receivables for future income taxes related to nuclear assets of $794 million were written off prior to consummation of the merger in 1997 since CEI and TE ceased application of SFAS 71 for their nuclear operations when implementation of the FirstEnergy regulatory plan became probable. At the consummation of the merger in November 1997, CEI and TE recognized a fair value purchase accounting adjustment, which decreased the carrying value of their nuclear assets by approximately $2.55 billion. The fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $2 billion asset reduction commitment contained in the CEI and TE regulatory plan.

          Based on the current regulatory environment and our regulatory plans, we believe we will continue to be able to bill and collect cost-based rates relating to CEI's and TE's nonnuclear operations and all of OE's operations. As a result, we will continue the application of SFAS 71. However, changes in the regulatory environment appear to be on the horizon for electric utilities in Ohio. As further discussed below, the Ohio legislature is in the discussion stages of restructuring the State's electric utility industry. Although we believe that regulatory changes are possible in 1999, we cannot currently estimate the ultimate impact.

          For Penn, application of SFAS 71 was discontinued for the generation portion of its business in June 1998 following PPUC approval of the rate-restructuring plan. Customer choice will be phased in over two years with 66% of each customer class able to choose alternative suppliers of generation on January 2, 1999, and all remaining customers having choice as of January 2, 2000. Under the plan, Penn continues to deliver power to homes and businesses through its transmission and distribution system, which remains regulated. However, Penn's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of Penn's rates will be excluded from their bill and the customers will receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets. Penn is entitled to recover $234 million of stranded costs through a competitive transition charge that starts in 1999 and ends in 2005.

          We continue to actively pursue the enactment of fair legislation calling for deregulation of Ohio's investor-owned electric utility industry. In early 1998, a deregulation proposal was introduced, leading to the creation of a working group to recommend legislation. As requested by legislative leadership, investor-owned utilities introduced a deregulation plan with objectives to (1) treat all major stakeholders in Ohio's electric system fairly; (2) protect public schools and local governments from revenue loss; and (3) allow utilities an opportunity to recover costs of government-mandated investments. The utilities have submitted proposals which incorporate these objectives and also recognize the complexity of restructuring the industry. The overlying objective is to do the job right the first time. Currently, the working group, comprised of legislative leaders, representatives of the electric utility companies and other interested stakeholders are meeting to discuss and mold these proposals. Most recently, placeholder bills containing statements of principle (that will be replaced by specific proposals as they are agreed upon) have been introduced. Legislative leaders have placed a high priority on enacting a deregulation bill by mid-year.

          The Clean Air Act Amendments of 1990, discussed in Note 5, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting these reduction requirements.

          On September 24, 1998, the Federal Environmental Protection Agency issued a final rule establishing tighter nitrogen oxide emission requirements for fossil fuel-fired utility boilers in Ohio, Pennsylvania and twenty other eastern states, including the District of Columbia (see "Environmental Matters" in Note 5). Controls must be in place by May 2003, with required reductions achieved during the five-month summer ozone season (May through September). The new rule is expected to increase the cost of producing electricity; however, we believe that we are in a better position than a number of other utilities to achieve compliance due to our diversified nuclear and hydroelectric generation capacity.

          CEI and TE have been named as "potentially responsible parties" (PRPs) for three sites listed on the Superfund National Priorities List and are aware of their potential involvement in the cleanup of several other sites. Allegations that CEI and TE disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. If CEI and TE were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $313 million. However, we believe that the actual cleanup costs will be substantially lower than $313 million, that CEI's and TE's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. CEI and TE have accrued a $5.8 million liability as of December 31, 1998, based on estimates of the costs of cleanup and their proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

          In connection with the regulatory plans of our electric utility operating companies to reduce fixed costs and lower rates, we continue to take steps to restructure our operations. We announced plans to transfer our transmission assets into a new subsidiary, American Transmission Systems, Inc., with the transfer expected to be finalized in 1999. The new subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent transmission company (TransCo). We believe that a TransCo better addresses the Federal Energy Regulatory Commission's (FERC) stated transmission objectives of providing non-discriminatory service, while providing for streamlined and cost-efficient operation. In working toward the goal of forming a larger regional transmission entity, FirstEnergy, American Electric Power, Virginia Power and Consumers Energy announced in November 1998 that they would prepare a FERC filing during the first quarter of 1999 for such a regional transmission entity. The entity would be designed to meet the goals of reducing transmission costs that result when transferring power over several transmission systems, ensuring transmission reliability and providing non-discriminatory access to the transmission grid.

New Accounting Standard

          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS 133 is effective for fiscal years beginning after June 15, 1999. A company may implement the Statement for any fiscal quarter beginning after June 16, 1998. We have not yet quantified the impacts of adopting SFAS 133 on our financial statements or determined the method of its adoption. We anticipate adopting the new Statement effective January 1, 2000.

Year 2000 Readiness

          The Year 2000 issue is the result of computer programs being written using two digits rather than four to identify the applicable year. Any of our programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Because so many of our computer functions are date sensitive, this could cause far-reaching problems, such as system-wide computer failures and miscalculations, if no remedial action is taken.

          We have developed a multi-phase program for Year 2000 compliance that consists of an assessment of our systems and operations that could be affected by the Year 2000 problem; remediation or replacement of noncompliant systems and components; and testing of systems and components following such remediation or replacement. We have focused our Year 2000 review on three areas: centralized system applications, noncentralized systems and relationships with third parties (including suppliers as well as end-use customers). Our review of system readiness extends to systems involving customer service, safety, shareholder needs and regulatory obligations.

          We are committed to taking appropriate actions to eliminate or lessen negative effects of the Year 2000 issue on our operations. We have completed an inventory of all computer systems and hardware including equipment with embedded computer chips and have determined which systems need to be converted or replaced to become Year 2000-ready and are in the process of remediating them. Based on our timetable, we expect to have all identified repairs, replacements and upgrades completed to achieve Year 2000 readiness by September 1999.

          Most of our Year 2000 issues will be resolved through system replacement. Of our major centralized systems, the general ledger system and inventory management, procurement and accounts payable systems were replaced at the end of 1998. Our payroll system was enhanced to be Year 2000 compliant in July 1998; all employees have been converted to the new system. The customer service system is due to be replaced in mid-1999.

          We have completed formal communications with most of our key suppliers to determine the extent to which we are vulnerable to those third parties' failure to resolve their own Year 2000 problems. For suppliers having potential compliance problems, we are developing alternate sources and services in the event such noncompliance occurs. We are also identifying areas requiring higher inventory levels based on compliance uncertainties. There can be no guarantee that the failure of companies to resolve their own Year 2000 issue will not have a material adverse effect on our business, financial condition and results of operations.

          We are using both internal and external resources to reprogram and/or replace and test our software for Year 2000 modifications. Of the $92 million total project cost, approximately $74 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $18 million will be expensed as incurred. As of December 31, 1998, we have spent $54 million for Year 2000 capital projects and had expensed approximately $9 million for Year 2000-related maintenance activities. Our total Year 2000 project cost, as well as our estimates of the time needed to complete remedial efforts, are based on currently available information and do not include the estimated costs and time associated with the impact of third party Year 2000 issues.

          We believe we are managing the Year 2000 issue in such a way that our customers will not experience any interruption of service. We believe the most likely worst-case scenario from the Year 2000 issue will be disruption in power plant monitoring systems, thereby producing inaccurate data and potential failures in electronic switching mechanisms at transmission junctions. This would prolong localized outages, as technicians would have to manually activate switches. Such an event could have a material, but currently undeterminable, effect on our financial results. We are developing contingency plans to address the effects of any delay in becoming Year 2000 compliant and expect to have contingency plans completed by June 1999.

          The costs of the project and the dates on which we plan to complete the Year 2000 modifications are based on management's best estimates, which were derived from numerous assumptions of future events including the continued availability of certain resources, and other factors. However, there can be no guarantee that this project will be completed as planned and actual results could differ materially from the estimates. Specific factors that might cause material differences include but are not limited to, the availability and cost of trained personnel, the ability to locate and correct all relevant computer code, and similar uncertainties.

                                             FIRSTENERGY CORP.

                                     CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                                  1998        1997         1996
-------------------------------------------------------------------------------------------------
                                                         (In thousands, except per share amounts)
REVENUES
  Electric sales                                              $4,979,718   $2,774,996   $2,434,633
  Other - electric utilities                                     244,129      141,813       87,155
  Facilities services                                            198,336           --           --
  Electric trading and power marketing                           410,728       43,145           --
  Other                                                           28,374          242           --
                                                              ----------   ----------   ----------
      Total revenues                                           5,861,285    2,960,196    2,521,788
                                                              ----------   ----------   ----------
EXPENSES
  Fuel and purchased power                                       983,735      486,267      456,629
  Other expenses:
    Electric utilities                                         1,478,840      850,217      670,819
    Facilities services                                          184,440           --           --
    Electric trading and power marketing                         517,001       44,032           --
    Other                                                         41,337           --           --
  Provision for depreciation and amortization                    740,953      475,228      383,441
  General taxes                                                  550,908      282,163      241,998
                                                              ----------   ----------   ----------
      Total expenses                                           4,497,214    2,137,907    1,752,887
                                                              ----------   ----------   ----------
INCOME BEFORE INTEREST AND INCOME TAXES                        1,364,071      822,289      768,901
                                                              ----------   ----------   ----------
NET INTEREST CHARGES:
  Interest expense                                               542,819      284,180      240,146
  Allowance for borrowed funds used during construction
    and capitalized interest                                      (7,642)      (3,469)      (3,136)
  Subsidiaries' preferred stock dividends                         65,799       27,818       27,923
                                                             ----------   ----------   ---------
      Net interest charges                                       600,976      308,529      264,933
                                                              ----------   ----------   ----------
INCOME TAXES                                                     321,699      207,986      201,295
                                                              ----------   ----------   ----------
INCOME BEFORE EXTRAORDINARY ITEM                                 441,396      305,774      302,673

EXTRAORDINARY ITEM (NET OF INCOME TAX
  BENEFIT OF $21,208,000) (Note 1)                               (30,522)          --           --
                                                              ----------   ----------   ----------
NET INCOME                                                    $  410,874   $  305,774   $  302,673
                                                              ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                             226,373      157,464      144,095
                                                              ==========   ==========   ==========
BASIC AND DILUTED EARNINGS PER SHARE OF
  COMMON STOCK (Note 3C):
  Income before extraordinary item                                 $1.95        $1.94        $2.10
  Extraordinary item (Net of income taxes) (Note 1)                 (.13)          --           --
                                                                   -----        -----        -----
  Net income                                                       $1.82        $1.94        $2.10
                                                                   =====        =====        =====
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                       $1.50        $1.50        $1.50
                                                                   =====        =====        =====

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                          FIRSTENERGY CORP.

                                      CONSOLIDATED BALANCE SHEETS
At December 31,                                                 1998               1997
-----------------------------------------------------------------------------------------
                                                                     (In thousands)
                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                               $    77,798        $    98,237
  Receivables--
    Customers (less accumulated provisions of
     $6,397,000 and $5,618,000,respectively, for
     uncollectible accounts)                                  239,183            284,162
    Other (less accumulated provisions of
     $46,251,000 and $4,026,000,respectively, for
     uncollectible accounts)                                  322,186            219,106
  Materials and supplies, at average cost--
    Owned                                                     145,926            154,961
    Under consignment                                         110,109             82,839
  Prepayments and other                                       171,931            163,686
                                                          -----------        -----------
                                                            1,067,133          1,002,991
                                                          -----------        -----------
PROPERTY, PLANT AND EQUIPMENT:
  In service                                               14,961,664         15,104,327
  Less--Accumulated provision for depreciation              6,012,761          5,668,997
                                                          -----------        -----------
                                                            8,948,903          9,435,330
  Construction work in progress                               293,671            200,662
                                                          -----------        -----------
                                                            9,242,574          9,635,992
                                                          -----------        -----------

INVESTMENTS:
  Capital trust investments (Note 2)                        1,329,010          1,370,177
  Letter of credit collateralization (Note 2)                 277,763            277,763
  Other                                                       812,231            596,380
                                                          -----------        -----------
                                                            2,419,004          2,244,320
                                                          -----------        -----------
DEFERRED CHARGES:
  Regulatory assets                                         2,696,762          2,624,144
  Goodwill                                                  2,167,968          2,107,795
  Other                                                       470,066            465,553
                                                          -----------        -----------
                                                            5,334,796          5,197,492
                                                          -----------        -----------
                                                          $18,063,507        $18,080,795
                                                          ===========        ===========
     LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock    $   876,470        $   470,436
  Short-term borrowings (Note 4)                              254,470            302,229
  Accounts payable                                            305,326            312,690
  Accrued taxes                                               401,688            381,937
  Accrued interest                                            141,575            147,694
  Other                                                       203,460            193,850
                                                          -----------        -----------
                                                            2,182,989          1,808,836
                                                          -----------        -----------
CAPITALIZATION (See Consolidated Statements
 of Capitalization):
  Common stockholders' equity                               4,449,158          4,159,598
  Preferred stock of consolidated subsidiaries--
    Not subject to mandatory redemption                       660,195            660,195
    Subject to mandatory redemption                           174,710            214,864
  Ohio Edison obligated mandatorily redeemable
    preferred securities of subsidiary trust
    holding solely Ohio Edison subordinated debentures        120,000            120,000
  Long-term debt                                            6,352,359          6,969,835
                                                          -----------        -----------
                                                           11,756,422         12,124,492
                                                          -----------        -----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                         2,282,864          2,304,305
  Accumulated deferred investment tax credits                 286,154            324,200
  Pensions and other postretirement benefits                  525,647            492,425
  Other                                                     1,029,431          1,026,537
                                                          -----------        -----------
                                                            4,124,096          4,147,467
                                                          -----------        -----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 2 and 5)                                         -----------        -----------

                                                          $18,063,507        $18,080,795
                                                          ===========        ===========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                                   FIRSTENERGY CORP.

                                    CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                            1998        1997
----------------------------------------------------------------------------------------------------------------------------
                                                                              (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value
    authorized 300,000,000 shares-237,069,087 and 230,207,141
    shares outstanding, respectively                                                                    $   23,707  $   23,021
  Other paid-in capital                                                                                  3,846,513   3,637,522
  Accumulated other comprehensive income (Note 3D)                                                            (439)       (614)
  Retained earnings (Note 3A)                                                                              718,409     646,646
  Unallocated employee stock ownership plan common stock-
    7,406,332 and 7,829,538 shares, respectively (Note 3B)                                                (139,032)   (146,977)
                                                                                                        ----------  ----------
      Total common stockholders' equity                                                                  4,449,158   4,159,598
                                                                                                        ----------  ----------
                                              Number of Shares                    Optional
                                                 Outstanding                  Redemption Price
                                              ----------------            ------------------------
                                              1998        1997            Per Share      Aggregate
                                              ----        ----            ---------      ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Note 3E)
Ohio Edison Company (OE)
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.90%                                   152,510     152,510            $103.63        $15,804           15,251      15,251
    4.40%                                   176,280     176,280             108.00         19,038           17,628      17,628
    4.44%                                   136,560     136,560             103.50         14,134           13,656      13,656
    4.56%                                   144,300     144,300             103.38         14,917           14,430      14,430
                                          ---------   ---------                           -------       ----------  ----------
                                            609,650     609,650                            63,893           60,965      60,965
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                                 4,000,000   4,000,000                                            100,000     100,000
                                          ---------   ---------                           -------       ----------  ----------
      Total not subject to
      mandatory redemption                4,609,650   4,609,650                           $63,893          160,965     160,965
                                          =========   =========                           =======       ----------  ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption
  (Note 3F):
    8.45%                                   150,000     200,000                                             15,000      20,000
    Redemption within one year                                                                              (5,000)     (5,000)
                                          ---------   ---------                                          ---------  ----------
                                            150,000     200,000                                             10,000      15,000
                                          =========   =========                                          ---------  ----------
Pennsylvania Power Company
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                    40,000      40,000             103.13       $  4,125            4,000       4,000
    4.25%                                    41,049      41,049             105.00          4,310            4,105       4,105
    4.64%                                    60,000      60,000             102.98          6,179            6,000       6,000
    7.64%                                    60,000      60,000             101.42          6,085            6,000       6,000
    7.75%                                   250,000     250,000                 --             --           25,000      25,000
    8.00%                                    58,000      58,000             102.07          5,920            5,800       5,800
                                          ---------   ---------                          --------       ----------  ----------
      Total not subject to mandatory
      redemption                            509,049     509,049                          $ 26,619           50,905      50,905
                                          =========   =========                          ========       ----------  ----------
  Subject to Mandatory Redemption
  (Note 3F):
    7.625%                                  150,000     150,000             106.86       $ 16,029           15,000      15,000
                                          =========   =========                          ========       ----------  ----------
OE OBLIGATED MANDATORILY REDEEMABLE
 PREFERRED SECURITIES OF SUBSIDIARY
 TRUST HOLDING SOLELY OE SUBORDINATED
 DEBENTURES (Note 3G):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory Redemption:
    9.00%                                 4,800,000   4,800,000                                            120,000     120,000
                                          =========   =========                                         ----------  ----------

                                                         FIRSTENERGY CORP.

                                          CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)
At December 31,                                                                                            1998        1997
----------------------------------------------------------------------------------------------------------------------------
                                                                            (Dollars in thousands, except per share amounts)

                                              Number of Shares                    Optional
                                                 Outstanding                  Redemption Price
                                              ----------------            ------------------------
                                              1998        1997            Per Share      Aggregate
                                              ----        ----            ---------      ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Cont'd)
Cleveland Electric Illuminating Company
Cumulative, Without Par Value--
Authorized 4,000,000 shares
  Not Subject to Mandatory Redemption:
    $  7.40  Series A                       500,000     500,000           $ 101.00       $ 50,500       $   50,000  $   50,000
    $  7.56  Series B                       450,000     450,000             102.26         46,017           45,071      45,071
    Adjustable Series L                     474,000     474,000             100.00         47,400           46,404      46,404
    $  42.40  Series T                      200,000     200,000             500.00        100,000           96,850      96,850
                                          ---------   ---------                          --------       ----------  ----------
    Total Not Subject to Mandatory
     Redemption                           1,624,000   1,624,000                          $243,917          238,325     238,325
                                          =========   =========                          ========       ----------  ----------

  Subject to Mandatory Redemption:
    $  7.35   Series C                      100,000     110,000             101.00       $ 10,100           10,110      11,110
    $  88.00  Series E                        6,000       9,000           1,003.83          6,023            6,000       9,000
    $  91.50  Series Q                       32,144      42,858           1,000.00         32,144           32,144      42,858
    $  88.00  Series R                       50,000      50,000                 --             --           55,000      55,000
    $  90.00  Series S                       74,000      74,000                 --             --           79,920      79,920
                                          ---------   ---------                          --------       ----------  ----------
                                            262,144     285,858                            48,267          183,174     197,888
  Redemption Within One Year                                                                               (33,464)    (14,714)
                                          ---------   ---------                          --------       ----------  ----------
    Total Subject to Mandatory Redemption   262,144     285,858                          $ 48,267          149,710     183,174
                                          =========   =========                          ========       ----------  ----------

Toledo Edison Company
Cumulative, $100 Par Value-
Authorized 3,000,000 shares
  Not Subject to Mandatory Redemption:
    $  4.25                                 160,000     160,000             104.63       $ 16,740           16,000      16,000
    $  4.56                                  50,000      50,000             101.00          5,050            5,000       5,000
    $  4.25                                 100,000     100,000             102.00         10,200           10,000      10,000
    $  8.32                                 100,000     100,000             102.46         10,246           10,000      10,000
    $  7.76                                 150,000     150,000             102.44         15,366           15,000      15,000
    $  7.80                                 150,000     150,000             101.65         15,248           15,000      15,000
    $  10.00                                190,000     190,000             101.00         19,190           19,000      19,000
                                          ---------   ---------                          --------       ----------  ----------
                                            900,000     900,000                            92,040           90,000      90,000
                                          ---------   ---------                          --------       ----------  ----------
Cumulative, $25 Par Value-
Authorized 12,000,000 shares
  Not Subject to Mandatory Redemption:
    $  2.21                               1,000,000   1,000,000              25.25         25,250           25,000      25,000
    $  2.365                              1,400,000   1,400,000              27.75         38,850           35,000      35,000
    Adjustable Series A                   1,200,000   1,200,000              25.00         30,000           30,000      30,000
    Adjustable Series B                   1,200,000   1,200,000              25.00         30,000           30,000      30,000
                                          ---------   ---------                          --------       ----------  ----------
                                          4,800,000   4,800,000                           124,100          120,000     120,000
                                          ---------   ---------                          --------       ----------  ----------

    Total Not Subject to Mandatory
     Redemption                           5,700,000   5,700,000                          $216,140          210,000     210,000
                                          =========   =========                          ========       ----------  ----------

Cumulative, $100 par value-
  Subject to Mandatory Redemption:
    $  9.375                                 16,900      33,550             100.00       $  1,690            1,690       3,355
  Redemption Within One Year                                                                                (1,690)     (1,665)
                                          ---------   ---------                          --------       ----------  ----------

    Total Subject to Mandatory
     Redemption                              16,900      33,550                          $  1,690               --       1,690
                                          =========   =========                          ========       ----------  ----------


                                                        FIRSTENERGY CORP.

                                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

LONG-TERM DEBT (Note 3H) (Interest rates reflect weighted average rates)                                      (In thousands)
------------------------------------------------------------------------------------------------------------------------------
                          FIRST MORTGAGE BONDS           SECURED NOTES              UNSECURED NOTES               TOTAL
------------------------------------------------------------------------------------------------------------------------------
At December 31,            1998        1997             1998       1997             1998       1997         1998       1997
                           ----        ----             ----       ----             ----       ----         ----       ----
Ohio Edison Co. -
  Due 1998-2003    7.60% $  659,265 $  809,265 7.52% $  144,261 $  146,201  5.34%  $566,500  $531,500
  Due 2004-2008    6.88%     80,000     80,000 7.68%    106,995    104,445    --         --        --
  Due 2009-2013      --          --         --   --          --         --    --         --        --
  Due 2014-2018      --          --         -- 7.12%    113,725    113,725    --         --        --
  Due 2019-2023    7.99%    225,960    225,960 7.32%    209,943    209,943    --         --        --
  Due 2024-2028      --          --         -- 7.49%    121,522    108,000    --         --        --
  Due 2029-2033      --          --         -- 5.75%    121,012    121,012    --         --        --
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Total-Ohio Edison           965,225  1,115,225          817,458    803,326          566,500   531,500  $ 2,349,183  $ 2,450,051
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Cleveland Electric
Illuminating Co. -
  Due 1998-2003    7.54%    295,000    295,000 7.94%    424,150    490,180    --         --     6,600
  Due 2004-2008    8.72%    425,000    375,000 7.51%    400,150    400,150    --         --    23,000
  Due 2009-2013      --          --    200,000 7.62%    230,280    237,630    --         --    17,000
  Due 2014-2018      --          --         -- 6.59%    412,630    413,915    --         --        --
  Due 2019-2023    9.00%    150,000    150,000 6.58%    291,860    341,860    --         --        --
  Due 2024-2028      --          --         -- 7.59%    148,843    142,850    --         --        --
  Due 2029-2033      --          --         -- 4.56%    104,895         --    --         --        --
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Total-Cleveland
 Electric                   870,000  1,020,000        2,012,808  2,026,585    --         --    46,600    2,882,808    3,093,185
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Toledo Edison Co. -
  Due 1998-2003    7.47%    120,325    146,725 7.90%    214,500    253,150  8.62%   138,720   139,020
  Due 2004-2008    7.88%    145,000    145,000 7.51%    100,000    100,000 10.00%       150       150
  Due 2009-2013      --          --         -- 4.98%     31,250     31,250 10.00%       730       730
  Due 2014-2018      --          --         --   --          --         --    --         --        --
  Due 2019-2023      --          --         -- 7.88%    334,000    334,000    --         --        --
  Due 2024-2028      --          --         -- 5.90%     13,851     10,100    --         --        --
  Due 2029-2033      --          --         --   --          --         --    --         --        --
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Total-Toledo Edison         265,325    291,725          693,601    728,500          139,600   139,900    1,098,526    1,160,125
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Pennsylvania
 Power Co. -
  Due 1998-2003    7.72%     44,383     44,383  6.08%    23,000     23,850    --         --        --
  Due 2004-2008    6.88%     39,370     39,370    --         --         --    --         --        --
  Due 2009-2013    9.74%      4,870      4,870  5.40%     1,000      1,000    --         --        --
  Due 2014-2018    9.74%      4,870      4,870  6.28%    45,325     45,325    --         --        --
  Due 2019-2023    8.37%     34,757     34,757  6.91%    32,382     32,382    --         --        --
  Due 2024-2028      --          --         --  5.63%    47,734     46,000    --         --        --
  Due 2029-2033      --          --         --  5.95%       238        238    --         --        --
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Total-Penn
 Power                      128,250    128,250          149,679    148,795               --        --      277,929      277,045
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
OES Fuel                                        5.97%    79,524     80,755                                  79,524       80,755
Bay Shore Power                                 7.12%   147,500         --                                 147,500           --
MARBEL Energy
 Corp.                                          6.40%    12,418         --                                  12,418           --
Facilities
 Services Group                                 7.38%    10,237         --  8.52%     3,917        --       14,154           --
                         ---------- ----------       ---------- ----------         --------  --------  -----------  -----------
Total                     2,228,800  2,555,200        3,923,225  3,787,961          710,017   718,000    6,862,042    7,061,161
                         ========== ==========       ========== ==========         ========  ========  -----------  -----------
Capital lease obligations                                                                                  199,491      204,213
                                                                                                       -----------  -----------

Net unamortized premium on debt                                                                            127,142      153,518
                                                                                                       -----------  -----------
Long-term debt due within one year                                                                        (836,316)    (449,057)
                                                                                                       -----------  -----------
Total long-term debt                                                                                     6,352,359    6,969,835
                                                                                                       -----------  -----------
TOTAL CAPITALIZATION                                                                                   $11,756,422  $12,124,492
-------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                        FIRSTENERGY CORP.

                                        CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                                                                                         Accumulated
                                                                                            Other                  Unallocated
                                     Comprehensive                            Other     Comprehensive                 ESOP
                                        Income-       Number        Par       Paid-In      Income-     Retained      Common
                                        Note 3D     of Shares      Value      Capital      Note 3D     Earnings      Stock
                                     -------------  ---------   -----------  ---------  -------------  --------   -----------
                                                                       (Dollars in thousands)
Balance, January 1, 1996                           152,569,437  $ 1,373,125  $  726,915      $(608)    $ 471,095   $(162,656)
  Net income                           $302,673                                                          302,673
  Minimum liability for unfunded
   retirement benefits, net of
   $27,000 of income taxes                  (51)                                               (51)
                                       --------
  Comprehensive income                 $302,622
                                       ========
  Allocation of ESOP Shares                                                       1,346                                7,646
  Cash dividends on common stock                                                                        (216,126)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                         152,569,437    1,373,125     728,261       (659)      557,642    (155,010)
  Net income                           $305,774                                                          305,774
  Minimum liability for unfunded
   retirement benefits, net of
   $26,000 of income taxes                   45                                                 45
                                       --------
  Comprehensive income                 $305,819
                                       ========
  Centerior acquisition                             77,637,704   (1,350,104)  2,907,387
  Allocation of ESOP Shares                                                       1,874                                8,033
  Cash dividends on common stock                                                                        (216,770)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                         230,207,141       23,021   3,637,522       (614)      646,646    (146,977)
  Net income                           $410,874                                                          410,874
  Minimum liability for unfunded
   retirement benefits, net of
   $53,000 of income taxes                  175                                                175
                                       --------
  Comprehensive income                 $411,049
                                       ========
  Business acquisitions                              6,861,946          686     203,496
  Allocation of ESOP Shares                                                       5,495                                7,945
  Cash dividends on common stock                                                                        (339,111)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                         237,069,087    $  23,707  $3,846,513      $(439)    $ 718,409   $(139,032)
=============================================================================================================================



                                         CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                   Not Subject to               Subject to
                                                Mandatory Redemption       Mandatory Redemption
                                                --------------------       --------------------
                                                              Par or                      Par or
                                                 Number       Stated        Number        Stated
                                                of Shares      Value       of Shares      Value
                                                ---------     ------       ---------      ------
                                                                (Dollars in thousands)
        Balance, January 1, 1996                5,118,699    $211,870      5,200,000     $160,000
        ----------------------------------------------------------------------------------------
        Balance, December 31, 1996              5,118,699     211,870      5,200,000      160,000
          Centerior acquisition                 7,324,000     448,325        319,408      201,243
          Redemptions-
            8.45% Series                                                     (50,000)      (5,000)
        ------------------------------------------------------------------------------------------
        Balance, December 31, 1997             12,442,699     660,195      5,469,408      356,243
          Redemptions-
            8.45% Series                                                     (50,000)      (5,000)
          $ 7.35  Series C                                                   (10,000)      (1,000)
          $88.00  Series E                                                    (3,000)      (3,000)
          $91.50  Series Q                                                   (10,714)     (10,714)
          $9.375  Series                                                     (16,650)      (1,665)
        ------------------------------------------------------------------------------------------
        Balance, December 31, 1998             12,442,699    $660,195      5,379,044     $334,864
        ========================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        FIRSTENERGY CORP.

                              CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                           1998          1997          1996
---------------------------------------------------------------------------------------------
                                                                    (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                              $  410,874   $  305,774    $ 302,673
Adjustments to reconcile net income to net
  cash from operating activities:
  Provision for depreciation and amortization              740,953      475,228      383,441
  Nuclear fuel and lease amortization                       94,348       61,960       52,784
  Other amortization, net                                  (13,007)      (1,187)      (1,700)
  Deferred income taxes, net                                (5,851)     (29,642)      41,365
  Investment tax credits, net                              (22,070)     (16,252)     (14,041)
  Allowance for equity funds used during construction           --         (201)          --
  Extraordinary item                                        51,730           --           --
  Receivables                                               35,515       21,846       24,326
  Materials and supplies                                   (14,235)     (18,909)        (736)
  Accounts payable                                         (73,205)      57,087          962
  Other                                                    (49,727)         733      (41,317)
                                                        ----------   ----------    ---------
    Net cash provided from operating activities          1,155,325      856,437      747,757
                                                        ----------   ----------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Common stock                                             204,182    1,558,237           --
  Long-term debt                                           499,975       89,773      306,313
  Ohio Schools Council prepayment program                  116,598           --           --
  Short-term borrowings, net                                    --           --      229,515
Redemptions and Repayments-
  Preferred stock                                           21,379        5,000        1,016
  Long-term debt                                           804,780      335,909      438,916
  Short-term borrowings, net                                48,354       47,251           --
Common Stock Dividend Payments                             339,111      237,848      218,656
                                                        ----------   ----------    ---------
  Net cash provided from (used for) financing
   activities                                             (392,869)   1,022,002     (122,760)
                                                        ----------   ----------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Centerior acquisition                                           --    1,582,459           --
Property additions                                         652,852      203,839      148,189
Cash investments                                            47,804        8,934      487,979
Other                                                       82,239       62,237       13,406
                                                        ----------   ----------    ---------
  Net cash used for investing activities                   782,895    1,857,469      649,574
                                                        ----------   ----------    ---------
Net increase (decrease) in cash and cash equivalents       (20,439)      20,970      (24,577)
Cash and cash equivalents at beginning of period*           98,237       77,267       29,830
                                                        ----------   ----------    ---------
Cash and cash equivalents at end of year                $   77,798   $   98,237    $   5,253
                                                        ==========   ==========    =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
  Interest (net of amounts capitalized)                 $  536,064   $  281,670    $ 224,541
  Income taxes                                          $  326,268   $  265,615    $ 157,477


* 1997 beginning balance includes Centerior cash and cash equivalents as of the November 8, 1997 acquisition date.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                           FIRSTENERGY CORP.

                                                   CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                                  1998            1997            1996
-------------------------------------------------------------------------------------------------------
                                                                            (In thousands)
GENERAL TAXES:
Real and personal property                                    $  292,503      $  137,816     $  115,443
State gross receipts                                             217,633         118,390        104,158
Social security and unemployment                                  27,363          16,551         14,602
Other                                                             13,409           9,406          7,795
                                                              ----------      ----------     ----------
    Total general taxes                                       $  550,908      $  282,163     $  241,998
                                                              ==========      ==========     ==========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                     $  313,960      $  235,728     $  164,132
  State                                                           14,452          18,152          9,839
                                                              ----------      ----------     ----------
                                                                 328,412         253,880        173,971
                                                              ----------      ----------     ----------
Deferred, net-
  Federal                                                          3,356         (23,716)        37,277
  State                                                           (9,207)         (5,926)         4,088
                                                              ----------      ----------     ----------
                                                                  (5,851)        (29,642)        41,365
                                                              ----------      ----------     ----------
Investment tax credit amortization                               (22,070)        (16,252)       (14,041)
                                                              ----------      ----------     ----------
    Total provision for income taxes                          $  300,491      $  207,986     $  201,295
                                                              ==========      ==========     ==========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                 $  711,365      $  513,760     $  503,968
                                                              ==========      ==========     ==========
Federal income tax expense at statutory rate                  $  248,978      $  179,816     $  176,389
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                         (22,070)        (16,252)       (14,041)
  State income taxes net of federal income tax benefit             3,409           7,947          9,053
  Amortization of tax regulatory assets                           40,365          30,402         26,945
  Amortization of goodwill                                        17,868           2,685             --
  Preferred stock dividends                                       19,250           5,956          5,993
  Other, net                                                      (7,309)         (2,568)        (3,044)
                                                              ----------      ----------     ----------
    Total provision for income taxes                          $  300,491      $  207,986     $  201,295
                                                              ==========      ==========     ==========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                    $1,938,735      $2,091,207     $1,319,878
Deferred nuclear expense                                         436,601         454,902        262,123
Customer receivables for future income taxes                     159,526         262,428        191,537
Competitive transition charge                                    135,730              --             --
Deferred sale and leaseback costs                                (61,506)       (121,974)        78,607
Unamortized investment tax credits                              (102,085)       (116,593)       (72,663)
Unused alternative minimum tax credits                          (190,781)       (243,039)            --
Other                                                            (33,356)        (22,626)        (2,396)
                                                              ----------      ----------     ----------
    Net deferred income tax liability                         $2,282,864      $2,304,305     $1,777,086
                                                              ==========      ==========     ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company (Penn) and The Toledo Edison Company (TE). The Company and its utility subsidiaries are referred to throughout as "Companies." The Company's 1997 results of operations include the results of CEI and TE for the period November 8, 1997 through December 31, 1997. The consolidated financial statements also include the Company's other principal subsidiaries:
FirstEnergy Facilities Services Group, Inc. (FE Facilities); FirstEnergy Trading & Power Marketing, Inc. (FETPM); and MARBEL Energy Corporation. FE Facilities is the parent company of several heating, ventilating, air conditioning and energy management companies. FETPM markets and trades electricity in nonregulated markets. MARBEL is a fully integrated natural gas company. Significant intercompany transactions have been eliminated. The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

     REVENUES-

          The Companies' principal business is providing electric service to customers in central and northern Ohio and western
Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1998 or 1997, with respect to any particular segment of the Companies' customers.

          CEI and TE sell substantially all of their retail customer accounts receivable to Centerior Funding Corp. under an asset-backed securitization agreement which expires in 2001. Centerior Funding completed a public sale of $150 million of receivables-backed investor certificates in a transaction that qualified for sale accounting treatment.

     REGULATORY PLANS-

          The PUCO approved OE's Rate Reduction and Economic Development Plan in 1995 and FirstEnergy's Rate Reduction and Economic Development Plan for CEI and TE in January 1997. These regulatory plans initially maintain current base electric rates for OE, CEI and TE through December 31, 2005. At the end of the regulatory plan periods, OE base rates will be reduced by $300 million (approximately 20 percent below current levels) and CEI and TE base rates will be reduced by a combined $310 million (approximately 15 percent below current levels). The plans also revised the Companies' fuel cost recovery methods. The Companies formerly recovered fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. In accordance with the respective regulatory plans, OE's, CEI's and TE's fuel rates will be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of OE's and FirstEnergy's regulatory plans, transition rate credits were implemented for customers, which are expected to reduce operating revenues for OE by approximately $600 million and CEI and TE by approximately $391 million during the regulatory plan period.

          In June 1998, the PPUC authorized a rate restructuring plan for Penn, which superseded the regulatory plan which had been in place for Penn since 1996 and essentially resulted in the deregulation of Penn's generation business as of June 30, 1998. Penn was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, Penn reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through a CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS
71), to Penn's generation business was recorded as an extraordinary item on the Consolidated Statement of Income.

          All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO has authorized OE to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 1998, OE's and Penn's cumulative additional capital recovery and regulatory asset amortization amounted to $696 million (including Penn's impairment discussed above). CEI and TE recognized a fair value purchase accounting adjustment of $2.55 billion in connection with the FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $2 billion asset reduction commitment contained in the CEI and TE regulatory plan. For regulatory purposes, CEI and TE will recognize the accelerated amortization over the rate plan period.

          Application of SFAS 71 was discontinued in 1997 with respect to CEI's and TE's nuclear operations (see "Regulatory Assets" below) and in 1998 with respect to Penn's generation operations (as described above). The following summarizes net assets included in property, plant and equipment relating to operations for which the application of SFAS 71 was discontinued, compared with the respective company's total assets at December 31, 1998.

                              SFAS 71
                            Discontinued
                             Net Assets       Total Assets
                            ------------      ------------
                                    (In millions)
                 CEI          $1,064            $6,318
                 TE              579             2,739
                 Penn            146               978


     PROPERTY, PLANT AND EQUIPMENT-

          Property, plant and equipment reflects original cost (except for CEI's, TE's and Penn's nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for OE's and Penn's electric plant was approximately 3.0% in 1998, 1997 and 1996. CEI's and TE's composite rates were both approximately 3.4% in 1998. In addition to the straight-line depreciation recognized in 1998, 1997 and 1996, OE and Penn recognized additional capital recovery of $141 million (excluding Penn's impairment), $172 million and $144 million, respectively, as additional depreciation expense in accordance with their regulatory plans. Such additional charges in the accumulated provision for depreciation were $422 million and $343 million as of December 31, 1998 and 1997, respectively.

          Annual depreciation expense includes approximately $30.9 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in four nuclear generating units. The Companies' share of the future obligation to decommission these units is approximately $1.3 billion in current dollars and (using a 4.0% escalation rate) approximately $3.4 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $284 million for decommissioning through their electric rates from customers through December 31, 1998. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount to be recoverable from their customers. The Companies have approximately $358.4 million invested in external decommissioning trust funds as of December 31, 1998. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Companies have also recognized an estimated liability of approximately $32.5 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

          The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A revised proposal may be issued by the FASB in 1999.

     COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies and Duquesne Light Company (Duquesne) constitute the Central Area Power Coordination Group (CAPCO). The CAPCO companies own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under property, plant and equipment at December 31, 1998, include the following:




                                                                              Companies'
                                             Accumulated     Construction     Ownership/
                                            Provision for      Work in        Leasehold
  Generating Units          In Service       Depreciation      Progress        Interest
-------------------------------------------------------------------------------------------
                                                     (In millions)
  W.H. Sammis #7            $  303.3          $  101.3          $  2.0          68.80%
  Bruce Mansfield #1,
  #2 and #3                    895.1             433.9            11.2          83.01%
  Beaver Valley
  #1 and #2                  2,052.3             619.6            11.8          69.46%
  Davis-Besse                  404.4               4.8            10.3         100.00%
  Perry                      2,174.7             790.2            19.1          86.26%
  Eastlake # 5                 160.5             116.8             0.7          68.80%
  Seneca                        64.3              25.4             0.1          80.00%
-------------------------------------------------------------------------------------------
  Total                     $6,054.6          $2,092.0          $ 55.2
===========================================================================================



          The Seneca Unit is currently jointly owned by CEI and a non-CAPCO company. The Company has agreed to purchase the remaining 20% share in 1999.

          On October 15, 1998, the Company announced that it signed an agreement in principle with Duquesne that would result in the transfer of 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Companies. A definitive agreement on the exchange of assets, which will be structured as a tax-free transaction to the extent possible, will provide the Companies with exclusive ownership and operating control of all CAPCO generating units. Duquesne will fund decommissioning costs equal to its percentage interest in the three nuclear generating units to be transferred. The asset transfer is expected to take twelve to eighteen months to close.

     NUCLEAR FUEL-

          OE's and Penn's nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. CEI and TE severally lease their respective portions of nuclear fuel and pay for the fuel as it is consumed (see Note 2). The Companies amortize the cost of nuclear fuel based on the rate of consumption. The Companies' electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

     INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $191 million, which may be carried forward indefinitely, are available to reduce future federal income taxes.

     RETIREMENT BENEFITS-

          The Companies' trusteed, noncontributory defined benefit pension plans cover almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. In 1998, the Centerior Energy Corporation (Centerior) pension plan was merged into the FirstEnergy pension plans. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1998. The assets of the pension plans consist primarily of common stocks, United States government bonds and corporate bonds.

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

          The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:


                                                                            Other
                                        Pension Benefits           Postretirement Benefits
                                        ----------------           ------------------------
                                        1998        1997              1998          1997
--------------------------------------------------------------------------------------------
                                                        (In millions)
Change in benefit obligation:
Benefit obligation as of January 1     $1,327.5    $  688.5           $ 534.1     $ 241.1
Service Cost                               25.0        15.2               7.5         4.6
Interest cost                              92.5        55.9              37.6        20.4
Plan amendments                            44.3         3.0              40.1          --
Early retirement program expense             --        54.5                --         1.9
Actuarial loss                            101.6        63.3              10.7        17.0
Centerior acquisition                        --       508.9                --       265.9
Benefits paid                             (90.8)      (61.8)            (28.7)      (16.8)
-------------------------------------------------------------------------------------------
Benefit obligation as of December 31    1,500.1     1,327.5             601.3       534.1
-------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets as of
 January 1                              1,542.5       946.3               2.8         2.0
Actual return on plan assets              231.3       194.0               0.7         0.5
Company contribution                         --          --               0.4         0.3
Centerior acquisition                        --       464.0                --          --
Benefits paid                             (90.8)      (61.8)               --          --
--------------------------------------------------------------------------------------------
Fair value of plan assets as of
 December 31                            1,683.0     1,542.5               3.9         2.8
--------------------------------------------------------------------------------------------
Funded status of plan                     182.9       215.0            (597.4)     (531.3)
Unrecognized actuarial loss (gain)       (110.8)     (136.5)             30.6        24.0
Unrecognized prior service cost            63.0        21.0              27.4       (13.8)
Unrecognized net transition obligation
 (asset)                                  (18.0)      (25.9)            129.3       138.9
--------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost         $  117.1    $   73.6           $(410.1)    $(382.2)
=============================================================================================

Assumptions used as of December 31:
Discount rate                              7.00%       7.25%             7.00%       7.25%
Expected long-term return on plan assets  10.25%      10.00%            10.25%      10.00%
Rate of compensation increase              4.00%       4.00%             4.00%       4.00%




          Net pension and other postretirement benefit costs for the three years ended December 31, 1998 were computed as follows:

                                                                                   Other
                                              Pension Benefits            Postretirement Benefits
                                           ----------------------         -----------------------
                                           1998     1997     1996          1998     1997     1996
-------------------------------------------------------------------------------------------------
                                                              (In millions)
Service cost                             $  25.0   $ 15.2   $ 14.2        $ 7.5    $ 4.6    $ 4.3
Interest cost                               92.5     55.9     49.3         37.6     20.4     17.4
Expected return on plan assets            (152.7)   (99.7)   (83.2)        (0.3)    (0.2)    (0.1)
Amortization of transition
 obligation (asset)                         (8.0)    (8.0)    (8.0)         9.2      8.2     10.1
Amortization of prior service cost           2.3      2.1      2.3         (0.8)     0.3     (1.2)
Recognized net actuarial loss (gain)        (2.6)    (0.9)      --           --       --      0.1
Voluntary early retirement program expense    --     54.5     12.5           --      1.9      0.5
Plan curtailment loss (gain)                  --       --    (12.8)          --       --     13.1
-------------------------------------------------------------------------------------------------
Net benefit cost                         $ (43.5)  $ 19.1  $ (25.7)       $53.2    $35.2    $44.2
==================================================================================================


          In accordance with SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the 1996 net pension costs and postretirement benefit costs shown above included curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations reflected in OE's and Penn's 1996 voluntary early retirement program represented a plan curtailment that significantly reduced the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increased the net pension asset and was shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations was shown as a plan curtailment loss.

          The health care trend rate assumption is 5.5% in the first year gradually decreasing to 4.0% for the year 2008 and later. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $4.0 million and the postretirement benefit obligation by $68.1 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $3.2 million and the postretirement benefit obligation by $55.2 million.

     SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $61.8 million, $3.0 million and $2.0 million for the years 1998, 1997 and 1996, respectively. Commercial paper transactions of OES Fuel, Incorporated (OES Fuel) (a wholly owned subsidiary of OE) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 3H).

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


                                          1998              1997
-------------------------------------------------------------------
                                   Carrying  Fair    Carrying  Fair
                                    Value    Value     Value   Value
--------------------------------------------------------------------
                                             (In millions)
Long-term debt                      $6,783   $7,247   $6,980  $7,334
Preferred stock                     $  335   $  340   $  356  $  362
Investments other than cash
  and cash equivalents:
    Debt securities
    - Maturity (5-10 years)         $  481   $  520   $  487  $  512
    - Maturity (more than 10 years)  1,109    1,139    1,134   1,149
    Equity securities                   17       17       24      24
    All other                          520      533      336     337
---------------------------------------------------------------------
                                    $2,127   $2,209   $1,981  $2,022
======================================================================


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

          Effective December 31, 1998, the Company began accounting for its commodity price derivatives, entered into specifically for trading purposes, on a marked-to-market basis in accordance with Emerging Issues Task Force Issue 98-10, "Accounting for Energy Trading and Risk Management Activities," with gains and losses recognized currently in the Consolidated Statements of Income. The contracts that were marked to market are included in the 1998 Consolidated Balance Sheets as Deferred Charges and Deferred Credits at their fair values. The impact on the consolidated financial statements was immaterial.

     REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Companies' respective regulatory plans. Based on those regulatory plans, at this time, the Companies believe they will continue to be able to bill and collect cost-based rates relating to all of OE's operations, CEI's and TE's nonnuclear operations, and Penn's nongeneration operations; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those respective operations. OE and Penn recognized additional cost recovery of $50 million, $39 million and $34 million in 1998, 1997 and 1996, respectively, as additional regulatory asset amortization in accordance with their regulatory plans. FirstEnergy's regulatory plan does not provide for full recovery of CEI's and TE's nuclear operations. As a result, in October 1997 CEI and TE discontinued application of SFAS 71 for their nuclear operations and decreased their regulatory assets of customer receivables for future income taxes related to the nuclear assets by $794 million.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                             1998               1997
----------------------------------------------------------------------
                                                  (In millions)
Nuclear unit expenses                      $1,164.8           $1,224.2
Customer receivables for future income
 taxes                                        444.0              558.7
Rate stabilization program deferrals          440.1              460.2
Sale and leaseback costs                       28.1               24.4
Competitive transition charge                 331.0                 --
Loss on reacquired debt                       183.5              191.1
Employee postretirement benefit costs          28.9               25.9
Uncollectible customer accounts                 6.8               18.9
Perry Unit 2 termination                         --               36.7
DOE decommissioning and decontamination
 costs                                         32.9               39.3
Other                                          36.7               44.7
-----------------------------------------------------------------------
Total                                      $2,696.8           $2,624.1
=======================================================================



2.  LEASES:

          The Companies lease certain generating facilities, nuclear fuel, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          OE sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. CEI and TE also sold portions of their ownership interests in Beaver Valley Unit 2 and Bruce Mansfield Units 1, 2 and 3 and entered into similar operating leases for lease terms of approximately 30 years. During the terms of their respective leases, OE, CEI and TE continue to be responsible, to the extent of their individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. They have the right, at the end of the respective basic lease terms, to renew their respective leases. They also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

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

          Nuclear fuel is currently financed for CEI and TE through leases with a special-purpose corporation. As of December 31, 1998, $156 million of nuclear fuel was financed under a lease financing arrangement totaling $175 million ($60 million of intermediate-term notes and $115 million from bank credit arrangements). The notes mature from 1999 through 2000 and the bank credit arrangements expire in September 2000. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1998, are summarized as follows:


                               1998       1997         1996
-------------------------------------------------------------
                                     (In millions)
Operating leases
  Interest element           $201.2      $149.9       $107.6
  Other                       147.8        45.2         18.3
Capital leases
  Interest element             17.6         6.1          6.5
  Other                        66.3         6.0          6.3
--------------------------------------------------------------
  Total rentals              $432.9      $207.2       $138.7
==============================================================


          The future minimum lease payments as of December 31, 1998, are:

                                               Operating Leases
                                         -----------------------------
                                Capital    Lease    Capital
                         Leases   Payments   Trusts       Net
-----------------------------------------------------------------------
                                            (In millions)
1999                            $ 76.6   $  301.6   $  143.1   $  158.5
2000                              55.3      296.4      150.5      145.9
2001                              37.3      307.3      146.0      161.3
2002                              22.8      318.3      169.5      148.8
2003                              13.9      326.6      176.5      150.1
Years thereafter                  81.6    3,936.8    1,475.1    2,461.7
------------------------------------------------------------------------
Total minimum lease payments     287.5   $5,487.0   $2,260.7   $3,226.3
                                          =======   ========   ========
Executory costs                   29.5
--------------------------------------
Net minimum lease payments       258.0
Interest portion                  76.9
--------------------------------------
Present value of net minimum
  lease payments                 181.1
Less current portion              58.6
--------------------------------------
Noncurrent portion              $122.5
======================================




          OE invested in the PNBV Capital Trust , which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in OE's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. CEI and TE established the Shippingport Capital Trust in the fourth quarter of 1997 to purchase the lease obligation bonds issued on behalf of lessors in their Bruce Mansfield Units 1, 2 and 3 sale and leaseback transactions. The PNBV and Shippingport capital trust arrangements effectively reduce lease costs related to those transactions.

3.  CAPITALIZATION:

   (A)  RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

  (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

          The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from OE and acquired 10,654,114 shares of OE's common stock through market purchases; the shares were converted into the Company's common stock in connection with the merger. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 1998, 1997 and 1996, 423,206 shares, 429,515 shares and 404,522 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 7,406,332 shares unallocated as of December 31, 1998, was approximately $241.2 million. Total ESOP-related compensation expense was calculated as follows:

-----------------------------------------------------------------
                                   1998        1997        1996
-----------------------------------------------------------------
                                          (In millions)
Base compensation                 $13.5       $ 9.9       $ 9.0
Dividends on common stock held
 by the ESOP and used to
 service debt                      (3.9)       (3.4)       (2.9)
-----------------------------------------------------------------
    Net expense                   $ 9.6       $ 6.5       $ 6.1
=================================================================


  (C)  STOCK COMPENSATION PLANS-

          Under a Centerior Equity Compensation Plan (Centerior Plan) adopted in 1994, restricted stock and common stock options were granted to management employees. Upon consummation of the merger, outstanding options became exercisable for the Company's common stock with option prices and the number of shares adjusted to reflect the merger conversion ratio. A total of 329,493 options for the Company's common stock were exercised in 1998 and 222,023 options were exercised in 1997. Unexercised options totaling 117,004 shares were outstanding as of December 31, 1998 and at year end 1997, unexercised options totaled 517,388 shares. The plan ends when all outstanding options are exercised or when all options lapse by February 25, 2007. There will be no additional grants under the Centerior Plan.

          On April 30, 1998, the Company adopted the Executive and Director Incentive Compensation Plan (FE Plan). The FE Plan permits awards to be made to key employees in the form of restricted stock, stock options, stock appreciation rights, performance shares or cash. A total of 189,491 options for the Company's common stock and 20,000 shares of restricted stock were granted during 1998. Options granted in 1998 are exercisable in four years and expire after 10 years. Restrictions on restricted stock lapse in 25% annual increments beginning in the fourth year. During 1998, options on 7,535 shares were forfeited under the FE Plan leaving 181,956 options outstanding as of December 31, 1998. No shares of restricted stock were forfeited. Computing compensation costs for options consistent with SFAS 123, "Accounting for Stock-Based Compensation," would not have materially affected net income in 1998 and basic and diluted earnings per share are the same.

  (D)  COMPREHENSIVE INCOME-

          In 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income", and applied the standard to all periods presented in the Consolidated Statements of Common Stockholders' Equity. Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholders' equity except those resulting from transactions with common stockholders.

  (E)  PREFERRED AND PREFERENCE STOCK-

          Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. OE's 8.45% series of preferred stock has no optional redemption provision. CEI's $88.00 series of preferred stock is not redeemable before December 2001 and its $90.00 series has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-90 days' notice.

          Preference stock authorized for the Companies are 8 million shares without par value for OE; 3 million shares without par value for CEI; and 5 million shares, $25 par value for TE. No preference shares are currently outstanding.

  (F)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

  Annual sinking fund provisions for the Companies' preferred stock are as follows:

                                               Redemption
                                               Price Per
            Series          Shares            Share            Date             Beginning
-------------------------------------------------------------------------------------------
OE             8.45%           50,000            $  100                               (i)
CEI          $ 7.35  C         10,000               100                               (i)
              88.00  E          3,000             1,000                               (i)
              91.50  Q         10,714             1,000                               (i)
              90.00  S         18,750             1,000       November 1             1999
              88.00  R         50,000             1,000       December 1             2001
TE           $9.375            16,900               100                               (i)
Penn          7.625%            7,500               100       October 1              2002
-------------------------------------------------------------------------------------------

  (i)  Sinking fund provisions are in effect.



          Annual sinking fund requirements for the next five years are $40 million in 1999, $38 million in 2000, $85 million in 2001, $19 million in 2002 and $2 million in 2003. A liability of $19 million was included in the net assets acquired from CEI and TE for preferred dividends declared attributable to the post-merger period. Accordingly, no accruals for CEI and TE preferred dividends are included in the Company's Consolidated Statement of Income for the period November 8, 1997 through December 31, 1997.

  (G)  OHIO EDISON OBLIGATED MANDATORILY REDEEMABLE PREFERRED
       SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY OHIO EDISON
       SUBORDINATED DEBENTURES-

          Ohio Edison Financing Trust, a wholly owned subsidiary of OE, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. OE purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances, the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by OE beginning December 31, 2000, at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro-rata basis at $25 per share plus accumulated distributions. OE's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by OE of payments due on the Preferred Securities.

  (H)  LONG-TERM DEBT-

          The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

          Based on the amount of bonds authenticated by the Trustees through December 31, 1998, OE's and TE's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $30 million. OE and TE expect to deposit funds in 1999 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                           (In millions)
------------------------------------------
                  1999         $777.7
                  2000          587.2
                  2001          187.8
                  2002          726.4
                  2003          459.5
------------------------------------------


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

          OE had unsecured borrowings of $250 million at December 31, 1998, supported by a $250 million long-term revolving credit facility agreement which expires December 30, 1999. OE must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that OE maintain unused first mortgage bond capability for the full credit agreement amount under OE's indenture as potential security for the unsecured borrowings.

          CEI and TE have letters of credit of approximately $225 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in June 1999. The letters of credit are secured by first mortgage bonds of CEI and TE in the proportion of 40% and 60%, respectively (see Note 2).

          OE's and Penn's nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $180.5 million long-term bank credit agreement which expires March 31, 2001. Accordingly, the commercial paper and loans are reflected as long-term debt on the Consolidated Balance Sheets. OES Fuel must pay an annual facility fee of 0.20% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

4.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding at December 31, 1998, consisted of $134.5 million of bank borrowings and $120.0 million of OES Capital, Incorporated (OES Capital) commercial paper. OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $120 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.26% on the amount of the entire finance limit. The receivables financing agreement expires in 1999.

          The Companies have various credit facilities with domestic banks that provide for borrowings of up to $175 million under various interest rate options. OE's short-term borrowings may be made under its line of credit on its unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.20% to 0.50%. These lines expire at various times during 1999. The weighted average interest rates on short-term borrowings outstanding at December 31, 1998 and 1997, were 5.67% and 6.02%, respectively.

5.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     CAPITAL EXPENDITURES-

          The Companies' current forecasts reflect expenditures of approximately $2.2 billion for property additions and improvements from 1999-2003, of which approximately $556 million is applicable to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $399 million, of which approximately $46 million applies to 1999. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $438 million and $93 million, respectively, as the nuclear fuel is consumed.

     NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.7 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station, Davis-Besse Plant and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other co-owner contributes its proportionate share of any assessments under the retrospective rating plan) would be $286.3 million per incident but not more than $32.5 million in any one year for each incident.

          The Companies are also insured as to their respective interests in the Beaver Valley Station, Davis-Besse Plant and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $1.22 billion of insurance coverage for replacement power costs for their respective interests in Perry, Davis-Besse and Beaver Valley. Under these policies, the Companies can be assessed a maximum of approximately $39.9 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

     GUARANTEES-

  The CAPCO companies have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1998, the Companies' shares of the guarantees (which approximate fair market value) were $43.2 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $220.1 million, $135.3 million and $113.8 million during 1998, 1997 and 1996, respectively. The Companies' minimum payment for 1999 is approximately $58 million. The contract expires December 31, 1999.

  ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies estimate additional capital expenditures for environmental compliance of approximately $400 million, which is included in the construction forecast provided under "Capital Expenditures" for 1999 through 2003.

          The Companies are in compliance with the current sulfur dioxide (SO2) and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions in 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. In September 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities by May 2003. The EPA`s NOx Transport Rule imposes uniform reductions of NOx emissions across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. By September 1999, each of the twenty-two states are required to submit revised State Implementation Plans (SIP) which comply with individual state NOx budgets established by the EPA. These state NOx budgets contemplate an 85% reduction in utility plant NOx emissions from 1990 emissions. A proposed Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA suggests that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a September 1998 proposed rulemaking established an alternative program which would require nearly identical 85% NOx reductions at the Companies' Ohio and Pennsylvania plants by May 2003 in the event implementation of the NOx Transport Rule is delayed. The Companies continue to evaluate their compliance plans and other compliance options and currently estimate the additional capital expenditures for NOx reductions may reach $500 million.

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

          In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. The cost of compliance with these regulations may be substantial and depends on the manner in which they are implemented by the states in which the Companies operate affected facilities.

          CEI and TE have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations that CEI and TE disposed of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to disputes. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. CEI and TE have accrued a liability of $5.8 million as of December 31, 1998, based on estimates of the costs of cleanup and the proportionate responsibility of other PRPs for such costs. CEI and TE believe that waste disposal costs will not have a material adverse effect on their financial condition, cash flows or results of operations.

          Legislative, administrative and judicial actions will continue to change the way that the Companies must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Companies expect that while they remain regulated, any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from their customers.

6.  SEGMENT INFORMATION:

          The Company adopted SFAS 131, "Disclosure About Segments of an Enterprise and Related Information," in 1998. The Company's primary segment is its Electric Utility Group which includes four regulated electric utility operating companies that provide electric service in Ohio and Pennsylvania. Its other material business segment is FETPM which markets and trades electricity in nonregulated markets. Financial data for these business segments and products and services are as follows:


Segment Financial Information
-----------------------------
                                              FE Trading
                                   Electric    & Power       All       Reconciling
                                  Utilities    Marketing    Other      Eliminations      Totals
                                  ---------   ----------    -----      ------------      ------
                                                        (In millions)
                1998
                ----
External revenues                 $ 5,201        $410      $  250        $    --        $ 5,861
Intersegment revenues                  32          27          96           (155)            --
  Total revenues                    5,233         437         346           (155)         5,861
Depreciation and amortization         730          --          11             --            741
Net interest charges                  590           2          69            (60)           601
Income taxes                          337         (35)         (2)            --            300
Extraordinary Item:
  Pennsylvania restructuring          (31)         --          --             --            (31)
Net income/Earnings on common
 stock                                478         (52)          1            (16)           411
Total assets                       18,188          54       1,742         (1,920)        18,064
Property additions                    304          --          64             --            368
Acquisitions                           --          --         285             --            285

                1997
                ----
External revenues                 $ 2,843        $ 43      $   74        $    --        $ 2,960
Intersegment revenues                  33          --         106           (139)            --
  Total revenues                    2,876          43         180           (139)         2,960
Depreciation and amortization         470          --           5             --            475
Net interest charges                  300          --          60            (51)           309
Income taxes                          205          --           3             --            208
Net income/Earnings on common
 stock                                335          (1)          4            (32)           306
Total assets                       18,520          32       1,209         (1,680)        18,081
Property additions                    166          --          38             --            204
Acquisitions                           --          --       1,582             --          1,582

                1996
                ----
External revenues                 $ 2,499        $ --      $   23        $    --        $ 2,522
Intersegment revenues                  33          --         109           (142)            --
  Total revenues                    2,532          --         132           (142)         2,522
Depreciation and amortization         378          --           5             --            383
Net interest charges                  256          --          57            (48)           265
Income taxes                          195          --           6             --            201
Net income/Earnings on common
 stock                                337          --           7            (41)           303
Total assets                        9,406          --       1,013         (1,365)         9,054
Property additions                    124          --          24             --            148


Products and Services
---------------------
                                    Oil & Gas        Energy Related
                     Electricity    Sales and          Sales and
       Year             Sales       Production          Services         Other
       ----          -----------    ----------       --------------      -----
                                           (In millions)
       1998            $4,980         $26                 $853            $ 2

       1997             2,775          --                  185             --

       1996             2,435          --                   87             --



7.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1998 and 1997.






                                         March 31,   June 30,   September 30,   December 31,
       Three Months Ended                  1998       1998          1998            1998
--------------------------------------------------------------------------------------------
                                                (In millions, except per share amounts)
Revenues                                 $1,344.2   $1,410.6      $1,633.6       $1,472.9
Expenses                                    988.3    1,140.9       1,203.3        1,164.7
---------------------------------------------------------------------------------------------
Income Before Interest and Income Taxes     355.9      269.7         430.3          308.2
Net Interest Charges                        143.6      154.6         152.1          150.7
Income Taxes                                 88.6       55.1         115.2           62.8
---------------------------------------------------------------------------------------------
Income Before Extraordinary Item            123.7       60.0         163.0           94.7
Extraordinary Item (Net of Income
  Taxes)(Note 1)                                --      (30.5)           --             --
---------------------------------------------------------------------------------------------
Net Income                               $  123.7   $   29.5      $  163.0       $   94.7
=============================================================================================
Earnings per Share of Common Stock
  Before Extraordinary Item              $    .56   $    .27      $    .71       $    .41
  Extraordinary Item (Net of Income
  Taxes)(Note 1)                               --       (.14)           --             --
---------------------------------------------------------------------------------------------
Earnings per Share of Common Stock       $    .56   $    .13      $    .71       $    .41
=============================================================================================



                                         March 31,   June 30,   September 30,   December 31,
       Three Months Ended                  1997       1997          1997           1997
--------------------------------------------------------------------------------------------
                                               (In millions, except per share amounts)
Revenues                                   $626.2     $614.4       $671.2        $1,048.4
Expenses                                    436.9      425.4        459.5           816.1
--------------------------------------------------------------------------------------------
Income Before Interest and Income Taxes     189.3      189.0        211.7           232.3
Net Interest Charges                         67.0       66.2         64.4           110.9
Income Taxes                                 49.4       49.0         58.6            51.0
---------------------------------------------------------------------------------------------
Net Income                                 $ 72.9     $ 73.8       $ 88.7        $   70.4
=============================================================================================
Earnings per Share of Common Stock         $  .51     $  .51       $  .61        $    .36
=============================================================================================

          Results for CEI and TE are included from the November 8, 1997 acquisition date through
December 31, 1998.


8.  PRO FORMA COMBINED CONDENSED FIRSTENERGY STATEMENTS OF INCOME
    (UNAUDITED):

          The Company was formed on November 8, 1997 by the merger of OE and Centerior. The merger was accounted for as a purchase of Centerior's net assets with 77,637,704 shares of FirstEnergy Common Stock through the conversion of each outstanding Centerior Common Stock share into 0.525 of a share of FirstEnergy Common Stock (fractional shares were paid in cash). Based on an imputed value of $20.125 per share, the purchase price was approximately $1.582 billion, which also included approximately $20 million of merger related costs. Goodwill of approximately $2.0 billion was recognized (to be amortized on a straight-line basis over forty years), which represented the excess of the purchase price over Centerior's net assets after fair value adjustments.

          Accumulated amortization of goodwill was approximately $59 million as of December 31, 1998. The merger purchase accounting adjustments, which were recorded in the records of Centerior's direct subsidiaries, included recognizing estimated severance and other compensation liabilities ($80 million). The amount charged against the liability in 1998 relating to the costs of involuntary employee separation was $41 million. In addition, the liability was reduced to approximately $9 million as of December 31, 1998 to represent potential costs associated with the separation of 493 CEI employees. The liability adjustment was offset by a corresponding reduction to goodwill recognized in connection with the Centerior acquisition.

          The following pro forma statements of income of FirstEnergy give effect to the OE/Centerior merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.


                                           Year Ended December 31,
                                           -----------------------
                                            1997            1996
------------------------------------------------------------------
                            (In millions, except per share amounts)
Revenues                                   $5,206          $5,089
Expenses                                    3,800           3,671
------------------------------------------------------------------
Income Before Interest and Income Taxes     1,406           1,418
Net Interest Charges                          643             634
Income Taxes                                  336             316
------------------------------------------------------------------
Net Income                                 $  427          $  468
==================================================================
Earnings per Share of Common Stock         $ 1.92          $ 2.11
===================================================================



          Pro forma adjustments reflected above include: (1) adjusting CEI and TE nuclear generating units to fair value based upon independent appraisals and estimated discounted future cash flows based on management's estimate of cost recovery; (2) goodwill recognized representing the excess of the purchase price over Centerior's adjusted net assets; (3) elimination of revenue and expense transactions between OE and Centerior; (4) amortization of the fair value adjustment for long-term debt; and (5) adjustments for estimated tax effects of the above adjustments.

Report of Independent Public Accountants



To the Stockholders and Board of Directors of FirstEnergy Corp.:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of FirstEnergy Corp. (an Ohio corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, common stockholders' equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstEnergy Corp. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.







                               	ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 12, 1999






1