Form 10-K, Exhibit 13
period 1998-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1999-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                         OHIO EDISON COMPANY

                                       SELECTED FINANCIAL DATA
                                                  1998       1997       1996         1995       1994
------------------------------------------------------------------------------------------------------
                                                                   (In thousands)
Operating Revenues                            $2,519,662  $2,473,582  $2,469,785  $2,465,846  $2,368,191
                                              ----------------------------------------------------------
Operating Income                              $  486,920  $  488,568  $  530,069  $  566,618  $  557,254
                                              ----------------------------------------------------------
Income Before Extraordinary Item              $  301,320  $  293,194  $  315,170  $  317,241  $  303,531
                                              ----------------------------------------------------------
Net Income                                    $  270,798  $  293,194  $  315,170  $  317,241  $  303,531
                                              ----------------------------------------------------------
Earnings on Common Stock                      $  258,828  $  280,802  $  302,673  $  294,747  $  281,852
                                              ----------------------------------------------------------
Total Assets                                  $8,733,151  $8,977,455  $9,054,457  $8,892,088  $9,045,255
                                              ----------------------------------------------------------

Capitalization at December 31:
  Common Stockholders' Equity                 $2,681,873  $2,724,319  $2,503,359  $2,407,871  $2,317,197
  Preferred Stock:
    Not Subject to Mandatory Redemption          211,870     211,870     211,870     211,870     328,240
    Subject to Mandatory Redemption              145,000     150,000     155,000     160,000      40,000
  Long-Term Debt                               2,215,042   2,569,802   2,712,760   2,786,256   3,166,593
                                              ----------------------------------------------------------
    Total Capitalization                      $5,253,785  $5,655,991  $5,582,989  $5,565,997  $5,852,030
                                              ----------------------------------------------------------

Capitalization Ratios:
  Common Stockholders' Equity                       51.0%       48.2%       44.8%       43.3%       39.6%
  Preferred Stock:
    Not Subject to Mandatory Redemption              4.0         3.7         3.8         3.8         5.6
    Subject to Mandatory Redemption                  2.8         2.7         2.8         2.9         0.7
  Long-Term Debt                                    42.2        45.4        48.6        50.0        54.1
                                              ----------------------------------------------------------
    Total Capitalization                           100.0%      100.0%      100.0%      100.0%      100.0%
                                              ----------------------------------------------------------

Kilowatt-Hour Sales (Millions):
  Residential                                      8,773       8,631       8,704       8,546       8,201
  Commercial                                       7,590       7,335       7,246       7,151       6,885
  Industrial                                      10,803      11,202      11,089      10,513       9,841
  Other                                              150         150         147         146         144
                                              ----------------------------------------------------------
  Total Retail                                    27,316      27,318      27,186      26,356      25,071
  Total Wholesale                                  5,706       5,241       7,076       6,920       5,879
                                              ----------------------------------------------------------
  Total                                           33,022      32,559      34,262      33,276      30,950
                                              ----------------------------------------------------------
Customers Served:
  Residential                                  1,004,552     995,605     988,179     978,118     968,483
  Commercial                                     113,820     111,189     113,795     111,978     109,832
  Industrial                                       4,598       4,568       4,590       4,268       3,786
  Other                                            1,476       1,415       1,331       1,308       1,226
                                              ----------------------------------------------------------
  Total                                        1,124,446   1,112,777   1,107,895   1,095,672   1,083,327
                                              ----------------------------------------------------------
Average Annual Residential kWh Usage               8,780       8,720       8,861       8,787       8,524
Cost of Fuel per Million Btu                       $1.15       $1.10       $1.13       $1.18       $1.21
Peak Load-Megawatts                                6,840       6,225       6,027       6,332       5,744
Number of Employees                                1,944       4,215       4,273       4,812       5,166



                  PRICE RANGE OF COMMON STOCK

          The Company's Common Stock became wholly owned by FirstEnergy
Corp. effective with the November 8, 1997 merger date. Prices shown below are for the period through November 7, 1997.

                                    1997
  -----------------------------------------------
  First Quarter High-Low      23-7/8    20-7/8
                            ---------------------
  Second Quarter High-Low     22        19-1/4
                            ---------------------
  Third Quarter High-Low      23-5/8    21-3/4
                            ---------------------
  Fourth Quarter High-Low       --        --
                            ---------------------
  Yearly High-Low               --        --
                            ---------------------


Prices are based on reports published in The Wall Street Journal for New York Stock Exchange Composite
Transactions.


                          OHIO EDISON COMPANY

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

Results of Operations

          We continued to take steps in 1998 to better position our Company as competition continues to expand in the electric utility industry. Investments were made in new information systems with enhanced functionality which also address Year 2000 application deficiencies. We also contributed to 1998 cash savings of FirstEnergy Corp. (FirstEnergy) totaling $173 million which were captured from initiatives implemented during the year in connection with our November 1997 merger with Centerior Energy Corporation to form FirstEnergy.

          Earnings on common stock were $258.8 million in 1998 compared to $280.8 million in 1997. Results for 1998 were adversely affect by a one-time, extraordinary charge of $30.5 million after taxes, related to Penn's discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation", to its generation business, as discussed later in this report. Additionally, sharp increases in the spot market price for electricity occasioned by a constrained power supply and heavy customer demand in the latter part of June 1998, combined with unscheduled generating unit outages, resulted in spot market purchases of power at prices which substantially exceeded amounts recovered from retail customers. Earnings on common stock for 1997 were affected by net nonrecurring charges, resulting from merger-related staffing reductions, amounting to $26.4 million, and an increase in accelerated depreciation and amortization of nuclear and regulatory assets under our rate plans, totaling $20 million after taxes.

          For the fourth consecutive year, we achieved record operating revenues. The following table summarizes the sources of increases in operating revenues for 1998 and 1997 as compared to the previous year:


                                         1998        1997
                                         ----        ----
                                           (In millions)
Increase in average retail price       $27.0         $ 13.3
Change in retail kilowatt-hour sales    (0.1)           7.8
Wholesale sales                         13.3          (27.3)
Other                                    5.9           10.0
-----------------------------------------------------------
Net Increase                           $46.1         $  3.8
===========================================================


          Retail kilowatt-hour sales were approximately the same as the previous year at 27.3 billion kilowatt-hours after setting a new record in 1997. Residential and commercial kilowatt-hour sales increased 1.7% and 3.5%, respectively from 1997, offset by a 3.6% decrease in industrial sales. Residential and commercial kilowatt-hour sales benefited from continued growth in the retail customer base, with over 11,000 new retail customers added in 1998 compared to approximately 4,900 new retail customers in 1997. The closure of an electric arc furnace by a large steel customer in the latter part of 1997 and a general decline in electricity demand by steel manufacturers due to intense foreign competition contributed to the lower industrial sales. Sales to wholesale customers increased 8.9% contributing to an increase in total kilowatt-hour sales of 1.4%. In 1997, commercial and industrial kilowatt-hour sales increased 1.2% and 1.0%, respectively, from 1996, partially offset by an 0.8% decrease in residential sales resulting in a 0.5% increase in retail kilowatt-hour sales. A decrease in kilowatt-hour sales to wholesale customers contributed to a 5.0% decline in total kilowatt-hour sales in 1997 compared to 1996.

          Operation and maintenance expenses increased in 1998 compared to the prior year due to increased fuel and purchased power costs. Most of the increase occurred in the second quarter and resulted from a combination of factors. In late June 1998, the midwestern and southern regions of the United States experienced electricity shortages caused mainly by record temperatures and humidity and unscheduled generating unit outages. Due in part to unscheduled outages at the Beaver Valley Plant at that time, our production capabilities were reduced to the point that we purchased significant amounts of power at unusually high spot market prices, causing the increase in purchased power costs. In 1997, fuel and purchased power costs were down from the previous year due to lower total kilowatt-hour sales. Nuclear operating costs increased in 1998 and in 1997 reflecting higher costs at the Beaver Valley Plant. Other operating costs decreased in 1998 from the previous year due primarily to the absence of expenses related to a 1997 voluntary retirement program and estimated severance costs which increased other operating costs for that year.

          Depreciation and amortization decreased in 1998 compared to the prior year due primarily to the net effect of our rate plans. Total accelerated depreciation and amortization of our nuclear and regulatory assets under our rate plans was $173 million in 1998; down from $190 million the previous year. In 1997, the increase in depreciation and amortization resulted from accelerations under the regulatory plans. General taxes increased in 1998 compared to 1997 in part because of gross receipts taxes on increased operating revenue. This followed a decrease in 1997 due to lower property taxes and an adjustment in the second quarter of that year which reduced the liabilities for gross receipts taxes.

          Interest on long-term debt continued to trend downward due to refinancings and redemptions of long-term debt. Other interest expense increased as a result of increased short-term borrowings.

Capital Resources and Liquidity

          We have significantly improved our financial position over the past five years. Excluding nonrecurring charges, our fixed charge coverage ratios continue to improve. Our corporate indenture ratio, which is used to measure our ability to issue first mortgage bonds, improved from 4.13 at the end of 1993 to 6.17 at the end of 1998. Over the same period, our charter ratio, a measure of our ability to issue preferred stock, improved from 2.02 to 2.49 and our common stockholders' equity percentage of capitalization rose from approximately 40% at the end of 1993 to 51% at the end of 1998. Our improving financial position reflects ongoing efforts to increase competitiveness. We continue to streamline our operations as evidenced by the 50% increase in FirstEnergy's customer/employee ratio, which has increased from 165 at the end of 1993 to 247 as of December 31, 1998. Merger-related savings achieved through consolidation of activities have contributed to these results. Also, net debt redemptions and refinancings have lowered our average cost of long-term debt over the last five years from 8.27% in 1993 to 7.55% at the end of 1998.

          We had about $33.2 million of cash and temporary investments and $338.2 million of short-term indebtedness as of December 31, 1998. Our unused borrowing capability included $46.5 million under revolving lines of credit and a $2.0 million bank facility that provides for borrowings on a short-term basis at the bank's discretion.

          Our cash requirements in 1999 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing new securities. During 1998, we reduced our total debt by approximately $69 million. We have cash requirements of approximately $1.2 billion for the 1999-2003 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $417 million applies to 1999.

          Our capital spending for the period 1999-2003 is expected to be about $1.0 billion (excluding nuclear fuel), of which approximately $169 million applies to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $167 million, of which about $23 million applies to 1999. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $169 million and $35 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of PNBV Capital Trust cash receipts, of approximately $365 million for the 1999-2003 period, of which approximately $82 million relates to 1999.

          FirstEnergy signed an agreement in principle with Duquesne Light Company (Duquesne) that would result in the transfer of 1,436 megawatts owned by Duquesne at five generating plants in exchange for 1,328 megawatts at three plants owned by FirstEnergy's electric utility operating companies (see "Common Ownership of Generating Facilities" in
Note 1). A final agreement on the exchange of assets, which will be structured as a tax-free transaction to the extent possible, is being negotiated. The transaction benefits the FirstEnergy's utility operating companies by providing exclusive ownership and operating control of all generating assets that are now jointly owned and operated under the Central Area Power Coordination Group agreement.

Interest Rate Risk

          Our exposure to fluctuations in market interest rates is mitigated since a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 2, our investment in the PNBV Capital Trust effectively reduces future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making a corresponding change to the decommissioning liability, as described in Note 1.

          The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.

---------------------------------------------------------------------------------------------
                                                                      There-          Fair
                                        1999  2000  2001  2002  2003  after   Total   Value
                                               (Dollars in Millions)
---------------------------------------------------------------------------------------------
Investments other than Cash and
Cash Equivalents:
Fixed Income                           $  6   $ 17   $23  $ 26  $ 30  $  724  $  826  $  912
  Average interest rate                 5.5%   7.3%  7.7%  7.8%  7.9%    7.9%    7.9%
----------------------------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                             $164   $118   $17  $326  $246  $1,179  $2,050  $2,196
  Average interest rate                 7.0%   6.5%  8.0%  7.8%  8.2%    7.2%    7.4%
Variable rate                          $250                           $  327  $  577  $  579
  Average interest rate                 6.0%                             4.1%    4.9%
Short-term Borrowings                  $338                                   $  338  $  338
  Average interest rate                 5.6%                                     5.6%
----------------------------------------------------------------------------------------------
Preferred Stock                        $  5   $  5   $ 5  $  1  $  1  $  133  $  150  $  155
  Average dividend rate                 8.5%   8.5%  8.5%  7.6%  7.6%    8.9%    8.8%
----------------------------------------------------------------------------------------------



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

          Our Rate Reduction and Economic Development Plan was approved by the Public Utilities Commission of Ohio (PUCO) in 1995. This plan maintains our base electric rates through December 31, 2005 and revises our fuel cost recovery method. Penn's Rate Stability and Economic Development Plan, which was approved by the PPUC in the second quarter of 1996, ended in 1998 with the PPUC's authorization of Penn's rate restructuring plan.

          As part of our regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues by approximately $600 million during the regulatory plan period, which is to be followed by a base rate reduction of approximately $300 million in 2006.

          The PUCO has authorized additional capital recovery related to our generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion more than the amount that would have been recognized if the regulatory plan was not in effect. This additional amount is being recovered through current rates.

          Based on the current regulatory environment and our regulatory plan, we believe we will continue to be able to bill and collect cost-based rates. As a result, we will continue the application of SFAS 71. However, changes in the regulatory environment appear to be on the horizon for electric utilities in Ohio. As further discussed below, the Ohio legislature is in the discussion stages of restructuring the State's electric utility industry. Although we believe that regulatory changes are possible in 1999, we cannot currently estimate the ultimate impact.

          For Penn, application of SFAS 71 was discontinued for the generation portion of its business in June 1998 following PPUC approval of the rate restructuring plan. Customer choice will be phased in over two years with 66% of each customer class able to choose alternative suppliers of generation on January 2, 1999, and all remaining customers having choice as of January 2, 2000. Under the plan, Penn continues to deliver power to homes and businesses through its transmission and distribution system, which remains regulated. However, Penn's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of Penn's rates will be excluded from their bill and the customers will receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets. Penn is entitled to recover $234 million of stranded costs through a competitive transition charge that starts in 1999 and ends in 2005.

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

          On September 24, 1998, the Federal Environmental Protection Agency issued a final rule establishing tighter nitrogen oxide emission requirements for fossil fuel-fired utility boilers in Ohio, Pennsylvania and twenty other eastern states, including the District of Columbia (see "Environmental Matters" in Note 5). Controls must be in place by May 2003, with required reductions achieved during the five-month summer ozone season (May through September). The new rule is expected to increase the cost of producing electricity; however, we believe that we are in a better position than a number of other utilities to achieve compliance due to our nuclear generation capacity.
          In connection with our regulatory plans to reduce fixed costs and lower rates, we continue to take steps to restructure our operations. FirstEnergy announced plans to transfer the Companies' transmission assets into a new subsidiary, American Transmission Systems, Inc., with the transfer expected to be finalized in 1999. The new subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent transmission company (TransCo). We believe that a TransCo better addresses the Federal Energy Regulatory Commission's (FERC) stated transmission objectives of providing non-discriminatory service, while providing for streamlined and cost-efficient operation. In working toward the goal of forming a larger regional transmission entity, FirstEnergy, American Electric Power, Virginia Power and Consumers Energy announced in November 1998 that they would prepare a FERC filing during 1999 for such a regional transmission entity. The entity would be designed to meet the goals of reducing transmission costs that result when transferring power over several transmission systems, ensuring transmission reliability and providing non-discriminatory access to the transmission grid.

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

          Most of our Year 2000 issues will be resolved through system replacement. Of our major centralized systems, the general ledger system and inventory management, procurement and accounts payable systems were replaced at the end of 1998. Our payroll system was enhanced to be Year 2000 compliant in July 1998. The customer service system is due to be replaced in mid-1999.

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

          We are using both internal and external resources to reprogram and/or replace and test our software for Year 2000 modifications. Of the $43 million total project cost, approximately $34 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $9 million will be expensed as incurred. As of December 31, 1998, we have spent $24 million for Year 2000 capital projects and had expensed approximately $4 million for Year 2000-related maintenance activities. Our total Year 2000 project cost, as well as our estimates of the time needed to complete remedial efforts, are based on currently available information and do not include the estimated costs and time associated with the impact of third party Year 2000 issues.

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


                                           OHIO EDISON COMPANY

                                   CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                                   1998         1997         1996
----------------------------------------------------------------------------------------------------
                                                                           (In thousands)
OPERATING REVENUES                                              $2,519,662   $2,473,582   $2,469,785
                                                                ----------   ----------   ----------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                         511,645      437,223      456,629
  Nuclear operating costs                                          279,917      267,681      247,708
  Other operating costs                                            411,985      446,778      420,523
                                                                ----------   ----------   ----------
    Total operation and maintenance expenses                     1,203,547    1,151,682    1,124,860
  Provision for depreciation and amortization                      415,715      429,941      383,441
  General taxes                                                    242,524      234,964      241,998
  Income taxes                                                     170,956      168,427      189,417
                                                                ----------   ----------   ----------
    Total operating expenses and taxes                           2,032,742    1,985,014    1,939,716
                                                                ----------   ----------   ----------

OPERATING INCOME                                                   486,920      488,568      530,069

OTHER INCOME                                                        47,621       52,847       37,537
                                                                ----------   ----------   ----------
INCOME BEFORE NET INTEREST CHARGES                                 534,541      541,415      567,606
                                                                ----------   ----------   ----------
NET INTEREST CHARGES:
  Interest on long-term debt                                       173,781      204,285      211,935
  Allowance for borrowed funds used during
    construction and capitalized interest                           (2,096)      (2,699)      (3,136)
  Other interest expense                                            46,110       31,209       28,211
  Subsidiaries' preferred stock dividend requirements               15,426       15,426       15,426
                                                                ----------   ----------   ----------
    Net interest charges                                           233,221      248,221      252,436
                                                                ----------   ----------   ----------

INCOME BEFORE EXTRAORDINARY ITEM                                   301,320      293,194      315,170

EXTRAORDINARY ITEM (NET OF INCOME TAXES) (Note 1)                  (30,522)          --           --
                                                                ----------   ----------   ----------

NET INCOME                                                         270,798      293,194      315,170

PREFERRED STOCK DIVIDEND REQUIREMENTS                               11,970       12,392       12,497
                                                                ----------   ----------   ----------

EARNINGS ON COMMON STOCK                                        $  258,828   $  280,802   $  302,673
                                                                ==========   ==========   ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                          OHIO EDISON COMPANY

                                      CONSOLIDATED BALANCE SHEETS
At December 31,                                                            1998            1997
---------------------------------------------------------------------------------------------------
(In thousands)
                            ASSETS
UTILITY PLANT:
  In service                                                            $8,158,763      $8,666,272
  Less--Accumulated provision for depreciation                           3,610,155       3,546,594
                                                                        ----------      ----------
                                                                         4,548,608       5,119,678
                                                                        ----------      ----------
  Construction work in progress--
    Electric plant                                                         174,418          99,158
    Nuclear fuel                                                            17,003          21,360
                                                                        ----------      ----------
                                                                           191,421         120,518
                                                                        ----------      ----------
                                                                         4,740,029       5,240,196
                                                                        ----------      ----------
OTHER PROPERTY AND INVESTMENTS:
  PNBV Capital Trust (Note 2)                                              475,087         482,220
  Letter of credit collateralization (Note 2)                              277,763         277,763
  Other (Note 3B)                                                          538,411         529,408
                                                                        ----------      ----------
                                                                         1,291,261       1,289,391
                                                                        ----------      ----------
CURRENT ASSETS:
  Cash and cash equivalents                                                 33,213           4,680
  Receivables--
    Customers (less accumulated provisions of $6,397,000 and
      $5,618,000, respectively, for uncollectible accounts)                215,257         235,332
    Associated companies                                                   229,854          25,348
    Other                                                                   47,684          87,566
  Materials and supplies, at average cost--
    Owned                                                                   76,756          75,580
    Under consignment                                                       48,341          47,890
  Prepayments and other                                                     78,618          78,348
                                                                        ----------      ----------
                                                                           729,723         554,744
                                                                        ----------      ----------
DEFERRED CHARGES:
  Regulatory assets                                                      1,723,133       1,601,709
  Unamortized sale and leaseback costs                                      90,098          95,096
  Property taxes                                                           101,360         100,043
  Other                                                                     57,547          96,276
                                                                        ----------      ----------
                                                                         1,972,138       1,893,124
                                                                        ----------      ----------
                                                                        $8,733,151      $8,977,455
                                                                        ==========      ==========
                 CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
  Common stockholders' equity                                           $2,681,873      $2,724,319
  Preferred stock--
    Not subject to mandatory redemption                                    160,965         160,965
    Subject to mandatory redemption                                         10,000          15,000
  Preferred stock of consolidated subsidiary--
    Not subject to mandatory redemption                                     50,905          50,905
    Subject to mandatory redemption                                         15,000          15,000
  Company obligated mandatorily redeemable preferred securities of
    subsidiary trust holding solely Company subordinated debentures        120,000         120,000
  Long-term debt                                                         2,215,042       2,569,802
                                                                        ----------      ----------
                                                                         5,253,785       5,655,991
                                                                        ----------      ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock                     528,792         278,492
  Short-term borrowings (Note 4)--
    Associated companies                                                    88,732              --
    Other                                                                  249,451         302,229
  Accounts payable                                                          99,659         115,836
  Accrued taxes                                                            188,295         157,095
  Accrued interest                                                          45,221          53,165
  Other                                                                    114,162         115,256
                                                                        ----------      ----------
                                                                         1,314,312       1,022,073
                                                                        ----------      ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                                      1,601,887       1,698,354
  Accumulated deferred investment tax credits                              154,538         184,804
  Pensions and other postretirement benefits                               136,856         158,038
  Other                                                                    271,773         258,195
                                                                        ----------      ----------
                                                                         2,165,054       2,299,391
                                                                        ----------      ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 2 and 5 )                                                      ----------      ----------
                                                                        $8,733,151      $8,977,455
                                                                        ==========      ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                                        OHIO EDISON COMPANY

                                              CONSOLIDATED STATEMENTS OF CAPITALIZATION

At December 31,                                                                                             1998          1997
-----------------------------------------------------------------------------------------------------------------------------
                                           (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $9 par value, authorized 175,000,000 shares-100 shares outstanding                        $        1  $        1
  Other paid-in capital                                                                                    2,098,728   2,103,259
  Accumulated other comprehensive income (Note 3C)                                                                --        (615)
  Retained earnings (Note 3A)                                                                                583,144     621,674
                                                                                                          ----------  ----------
      Total common stockholders' equity                                                                    2,681,873   2,724,319
                                                                                                          ----------  ----------
                                                               Number of Shares          Optional
                                                                 Outstanding          Redemption Price
                                                               ----------------    ---------------------
                                                               1998        1997    Per Share   Aggregate
                                                               ----        ----    ---------   ---------
PREFERRED STOCK (Note 3D):
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.90%                                                    152,510     152,510     $103.63     $15,804      15,251      15,251
    4.40%                                                    176,280     176,280      108.00      19,038      17,628      17,628
    4.44%                                                    136,560     136,560      103.50      14,134      13,656      13,656
    4.56%                                                    144,300     144,300      103.38      14,917      14,430      14,430
                                                           ---------   ---------                 -------  ----------  ----------
                                                             609,650     609,650                  63,893      60,965      60,965
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                                                  4,000,000   4,000,000                             100,000     100,000
                                                           ---------   ---------                 -------  ----------  ----------
      Total not subject to
        mandatory redemption                               4,609,650   4,609,650                 $63,893     160,965     160,965
                                                           =========   =========                 =======  ----------  ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption (Note 3E):
    8.45%                                                    150,000     200,000                              15,000      20,000
    Redemption within one year                                                                                (5,000)     (5,000)
                                                           ---------   ---------                          ----------  ----------

      Total subject to mandatory redemption                  150,000     200,000                              10,000      15,000
                                                           =========   =========                          ----------  ----------

PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARY (Note 3D):
Pennsylvania Power Company-
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                                     40,000      40,000     $103.13     $ 4,125       4,000       4,000
    4.25%                                                     41,049      41,049      105.00       4,310       4,105       4,105
    4.64%                                                     60,000      60,000      102.98       6,179       6,000       6,000
    7.64%                                                     60,000      60,000      101.42       6,085       6,000       6,000
    7.75%                                                    250,000     250,000          --          --      25,000      25,000
    8.00%                                                     58,000      58,000      102.07       5,920       5,800       5,800
                                                           ---------   ---------                 -------  ----------  ----------
      Total not subject to mandatory
        redemption                                           509,049     509,049                 $26,619      50,905      50,905
                                                           =========   =========                 =======  ----------  ----------
  Subject to Mandatory Redemption (Note 3E):
    7.625%                                                   150,000     150,000      106.86     $16,029      15,000      15,000
                                                           =========   =========                 =======  ----------  ----------
COMPANY OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES OF SUBSIDIARY TRUST
HOLDING SOLELY COMPANY SUBORDINATED
DEBENTURES (Note 3F):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory Redemption:
    9.00%                                                  4,800,000   4,800,000                             120,000     120,000
                                                           =========   =========                          ----------  ----------







                                                      OHIO EDISON COMPANY

                                     CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,            1998          1997                                  1998           1997          1998          1997
--------------------------------------------------------------------------------------------------------------------------------
                                                        (In thousands)
LONG-TERM DEBT (Note 3G):
First mortgage bonds:
  Ohio Edison Company-                            Pennsylvania Power Company-
    8.750%  due 1998          --        150,000    9.740%  due 1999-2019      20,000         20,000
    6.875%  due 1999     150,000        150,000    7.500%  due 2003           40,000         40,000
    6.375%  due 2000      80,000         80,000    6.375%  due 2004           20,500         20,500
    7.375%  due 2002     120,000        120,000    6.625%  due 2004           14,000         14,000
    7.500%  due 2002      34,265         34,265    8.500%  due 2022           27,250         27,250
    8.250%  due 2002     125,000        125,000    7.625%  due 2023            6,500          6,500
    8.625%  due 2003     150,000        150,000                              -------        -------
    6.875%  due 2005      80,000         80,000
    8.750%  due 2022      50,960         50,960
    7.625%  due 2023      75,000         75,000
    7.875%  due 2023     100,000        100,000
                         -------      ---------
Total first mortgage
 bonds.                  965,225      1,115,225                              128,250        128,250        1,093,475   1,243,475
                         -------      ---------                              -------        -------       ----------  ----------
Secured notes:
  Ohio Edison Company-                            Pennsylvania Power Company-
    7.930%  due 2002      39,936         50,646    4.750%  due 1998               --            850
    7.680%  due 2005     200,000        200,000    6.080%  due 2000           23,000         23,000
    6.750%  due 2015      40,000         40,000    5.400%  due 2013            1,000          1,000
    7.450%  due 2016      47,725         47,725    5.400%  due 2017           10,600         10,600
    7.100%  due 2018      26,000         26,000    7.150%  due 2017           17,925         17,925
    7.050%  due 2020      60,000         60,000    5.900%  due 2018           16,800         16,800
    7.000%  due 2021      69,500         69,500    8.100%  due 2020            5,200          5,200
    7.150%  due 2021         443            443    7.150%  due 2021           14,482         14,482
    7.625%  due 2023      50,000         50,000    6.150%  due 2023           12,700         12,700
    8.100%  due 2023      30,000         30,000   *4.150%  due 2027           10,300         10,300
    7.750%  due 2024     108,000        108,000    6.450%  due 2027           14,500         14,500
    5.375%  due 2028      13,522             --    5.375%  due 2028            1,734             --
    5.625%  due 2029      50,000         50,000    5.450%  due 2028            6,950          6,950
    5.950%  due 2029      56,212         56,212    6.000%  due 2028           14,250         14,250
    5.450%  due 2033      14,800         14,800    5.950%  due 2029              238            238
                                                                             -------        -------
  Limited Partnerships-
   7.87% weighted
   average interest
   rate due 1999-2007     11,320             --
                         -------      ---------
                         817,458        803,326                              149,679        148,795          967,137     952,121
                         -------      ---------                              -------        -------       ----------  ----------
  OES Fuel-
  5.97% weighted average
   interest rate                                                                                              79,524      80,755
                                                                                                          ----------  ----------
Total secured notes                                                                                        1,046,661   1,032,876
                                                                                                          ----------  ----------
Unsecured notes:
  Ohio Edison Company-
    5.963%  due 1999                                                                                         115,000          --
    6.025%  due 1999                                                                                          85,000          --
    6.088%  due 1999                                                                                          50,000          --
    6.338%  due 1999                                                                                              --      40,000
    6.400%  due 1999                                                                                              --     175,000
   *4.300%  due 2012                                                                                          50,000      50,000
   *3.950%  due 2014                                                                                          50,000      50,000
   *3.650%  due 2015                                                                                          50,000      50,000
   *4.200%  due 2018                                                                                          57,100      57,100
   *4.200%  due 2018                                                                                          56,000      56,000
   *4.050%  due 2032                                                                                          53,400      53,400
                                                                                                          ----------  ----------
Total unsecured notes                                                                                        566,500     531,500
                                                                                                          ----------  ----------
Capital lease obligations (Note 2)                                                                            36,891      40,614
                                                                                                          ----------  ----------
Net unamortized discount on debt                                                                              (4,693)     (5,171)
                                                                                                          ----------  ----------
Long-term debt due within one year                                                                          (523,792)   (273,492)
                                                                                                          ----------  ----------
Total long-term debt                                                                                       2,215,042   2,569,802
                                                                                                          ----------  ----------
TOTAL CAPITALIZATION                                                                                      $5,253,785  $5,655,991
                                                                                                          ==========  ==========


*  Denotes variable rate issue with December 31, 1998 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                       OHIO EDISON COMPANY

                                     CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                                                                                         Accumulated
                                                                                            Other                 Unallocated
                                      Comprehensive                             Other    Comprehensive               ESOP
                                         Income        Number       Par        Paid-In      Income      Retained    Common
                                        (Note 3C)    of Shares     Value       Capital     (Note 3C)    Earnings    Stock
                                     --------------  ---------   ----------   --------- -------------- --------  ------------
                                                                        (Dollars in thousands)
Balance, January 1, 1996                           152,569,437  $ 1,373,125  $  726,915    $(608)      $ 471,095   $(162,656)
  Net income                            $315,170                                                         315,170
  Minimum liability for unfunded
    retirement benefits, net of
    $27,000 of income taxes                  (51)                                            (51)
                                        --------
  Comprehensive income                  $315,119
                                        ========
  Allocation of ESOP shares                                                       1,346                                7,646
  Cash dividends on preferred stock                                                                      (12,497)
  Cash dividends on common stock                                                                        (216,126)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                         152,569,437    1,373,125     728,261     (659)        557,642    (155,010)
  Net income                            $293,194                                                         293,194
  Minimum liability for unfunded
    retirement benefits, net of
    $26,000 of income taxes                   44                                              44
                                        --------
  Comprehensive income                  $293,238
                                        ========
  FirstEnergy merger                              (152,569,337)  (1,373,124)  1,373,124                              146,977
  Allocation of ESOP shares                                                       1,874                                8,033
  Cash dividends on preferred stock                                                                      (12,392)
  Cash dividends on common stock                                                                        (216,770)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                 100            1   2,103,259     (615)        621,674          --
  Net income                            $270,798                                                         270,798
  Transfer of minimum liability for
    unfunded retirement benefits
    to parent                                615                                             615
                                        --------
  Comprehensive income                  $271,413
                                        ========
  Transfer of ESOP premium to parent                                             (4,531)
  Cash dividends on preferred stock                                                                      (11,952)
  Cash dividends on common stock                                                                        (297,376)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                 100  $         1  $2,098,728    $  --       $ 583,144   $      --
=================================================================================================================================



                               CONSOLIDATED STATEMENTS OF PREFERRED STOCK


                                                      Not Subject to             Subject to
                                                   Mandatory Redemption      Mandatory Redemption
                                                  ---------------------      --------------------
                                                                Par or                    Par or
                                                   Number       Stated        Number      Stated
                                                 of Shares       Value       of Shares     Value
                                                 ---------      -------      ---------    -------
                                                                (Dollars in thousands)
           Balance, January 1, 1996              5,118,699     $211,870      5,200,000    $160,000
           -------------------------------------------------------------------------------------
           Balance, December 31, 1996            5,118,699      211,870      5,200,000     160,000
             Redemptions--
               8.45% Series                                                    (50,000)     (5,000)
           --------------------------------------------------------------------------------------
           Balance, December 31, 1997            5,118,699      211,870      5,150,000     155,000
             Redemptions--
               8.45% Series                                                    (50,000)     (5,000)
           --------------------------------------------------------------------------------------
           Balance, December 31, 1998            5,118,699     $211,870      5,100,000    $150,000
           ======================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                           OHIO EDISON COMPANY

                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                          1998        1997        1996
--------------------------------------------------------------------------------------------------------
                                                                                (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                             $ 270,798    $293,194    $315,170
Adjustments to reconcile net income to net cash from
  operating activities:
    Provision for depreciation and amortization                          415,715     429,941     383,441
    Nuclear fuel and lease amortization                                   35,086      49,251      52,784
    Deferred income taxes, net                                           (59,553)    (40,478)     41,365
    Investment tax credits, net                                          (14,290)    (15,031)    (14,041)
    Extraordinary item                                                    51,730          --          --
    Receivables                                                         (144,549)    (23,887)     24,326
    Materials and supplies                                                (1,627)    (10,557)       (736)
    Accounts payable                                                      (8,455)     32,531         962
    Other                                                                 64,552      21,756     (42,954)
                                                                       ---------    --------    --------
      Net cash provided from operating activities                        609,407     736,720     760,317
                                                                       ---------    --------    --------


CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
    Long-term debt                                                       117,265      89,773     306,313
    Short-term borrowings, net                                            35,954          --     229,515
Redemptions and Repayments-
    Preferred stock                                                        5,000       5,000       1,016
    Long-term debt                                                       225,241     292,409     438,916
    Short-term borrowings, net                                                --      47,251          --
Dividend Payments-
    Common stock                                                         297,746     237,848     218,656
    Preferred stock                                                       11,865      12,559      12,560
                                                                       ---------    --------    --------
      Net cash used for financing activities                             386,633     505,294     135,320
                                                                       ---------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                       186,139     179,328     148,189
PNBV capital trust investment                                                 --          --     487,979
Other                                                                      8,102      52,671      13,406
                                                                       ---------    --------    --------
      Net cash used for investing activities                             194,241     231,999     649,574
                                                                       ---------    --------    --------
Net increase (decrease) in cash and cash equivalents                      28,533        (573)    (24,577)
Cash and cash equivalents at beginning of year                             4,680       5,253      29,830
                                                                       ---------    --------    --------
Cash and cash equivalents at end of year                               $  33,213    $  4,680    $  5,253
                                                                       =========    ========    ========


SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
  Interest (net of amounts capitalized)                                $ 201,064    $212,987    $224,541
                                                                       =========    ========    ========
  Income taxes                                                         $ 219,226    $228,399    $157,477
                                                                       =========    ========    ========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        OHIO EDISON COMPANY

                                 CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                                     1998        1997        1996
---------------------------------------------------------------------------------------------------
                                                                             (In thousands)
GENERAL TAXES:
Real and personal property                                        $  116,868  $  114,111  $  115,443
State gross receipts                                                 104,175      99,262     104,158
Social security and unemployment                                      12,701      14,113      14,602
Other                                                                  8,780       7,478       7,795
                                                                  ----------  ----------  ----------
    Total general taxes                                           $  242,524  $  234,964  $  241,998
                                                                  ==========  ==========  ==========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                         $  229,164  $  225,529  $  164,132
  State                                                               14,732      17,784       9,839
                                                                  ----------  ----------  ----------
                                                                     243,896     243,313     173,971
                                                                  ----------  ----------  ----------
Deferred, net-
  Federal                                                            (53,943)    (34,429)     37,277
  State                                                               (5,610)     (6,048)      4,088
                                                                  ----------  ----------  ----------
                                                                     (59,553)    (40,477)     41,365
                                                                  ----------  ----------  ----------
Investment tax credit amortization                                   (14,290)    (15,031)    (14,041)
                                                                  ----------  ----------  ----------
    Total provision for income taxes                              $  170,053  $  187,805  $  201,295
                                                                  ==========  ==========  ==========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                                  $  170,956  $  168,427  $  189,417
Other income                                                          20,305      19,378      11,878
Extraordinary item                                                   (21,208)         --          --
                                                                  ----------  ----------  ----------
    Total provision for income taxes                              $  170,053  $  187,805  $  201,295
                                                                  ==========  ==========  ==========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                     $  440,851  $  480,999  $  516,465
                                                                  ==========  ==========  ==========
Federal income tax expense at statutory rate                      $  154,298  $  168,350  $  180,763
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                             (14,290)    (15,031)    (14,041)
  State income taxes net of federal income tax benefit                 5,929       7,628       9,053
  Amortization of tax regulatory assets                               27,599      28,277      26,945
  Other, net                                                          (3,483)     (1,419)     (1,425)
                                                                  ----------  ----------  ----------
    Total provision for income taxes                              $  170,053  $  187,805  $  201,295
                                                                  ==========  ==========  ==========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                        $  880,645  $1,019,952  $1,086,533
Allowance for equity funds used during construction                  169,780     210,136     233,345
Deferred nuclear expense                                             237,602     252,946     262,123
Competitive transition charge                                        135,730          --          --
Customer receivables for future income taxes                         164,618     204,643     219,932
Deferred sale and leaseback costs                                     45,521      47,796      50,212
Unamortized investment tax credits                                   (55,495)    (67,208)    (72,663)
Other                                                                 23,486      30,089      (2,396)
                                                                  ----------  ----------  ----------
    Net deferred income tax liability                             $1,601,887  $1,698,354  $1,777,086
                                                                  ==========  ==========  ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Ohio Edison Company (Company), and its wholly owned subsidiaries. Pennsylvania Power Company (Penn) is the Company's principal operating subsidiary. All significant intercompany transactions have been eliminated. The Company became a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy) on November 8, 1997. FirstEnergy was formed on that date by the merger of the Company and Centerior Energy Corporation (Centerior). FirstEnergy holds directly all of the issued and outstanding common shares of the Company and all of the issued and outstanding common shares of Centerior's former direct subsidiaries, which include, among others, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE). The Company and Penn (Companies) follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission
(FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

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

REGULATORY PLANS-

          The PUCO approved the Company's Rate Reduction and Economic Development Plan in 1995. This regulatory plan initially maintains current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates will be reduced by $300 million (approximately 20 percent below current levels).The plan also revised the Company's fuel cost recovery method. The Company formerly recovered fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. In accordance with the regulatory plan, the Company's fuel rates will be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the Company's regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues for the Company by approximately $600 million.

          In June 1998, the PPUC authorized a rate restructuring plan for Penn, which superseded the regulatory plan which had been in place for Penn since 1996 and essentially resulted in the deregulation of Penn's generation business as of June 30, 1998. Penn was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, Penn reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through a CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS
71), to Penn's generation business was recorded as an extraordinary item on the Consolidated Statement of Income. Penn's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued and Penn's total assets as of December 31, 1998 were $146 million and $978 million, respectively.

          All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO has authorized the Company to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 1998, the Companies' cumulative additional capital recovery and regulatory asset amortization amounted to $696 million (including Penn's impairment discussed above).

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction, (except for Penn's nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 3.0% in 1998, 1997, and 1996. In addition to the straight-line depreciation recognized in 1998, 1997 and 1996, the Companies recognized additional capital recovery of $141 million (excluding Penn's impairment), $172 million and $144 million, respectively, as additional depreciation expense in accordance with their regulatory plans. Such additional charges in the accumulated provision for depreciation were $422 million and $343 million as of December 31, 1998 and 1997, respectively.

          Annual depreciation expense includes approximately $9.4 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in three nuclear generating units. The Companies' share of the future obligation to decommission these units is approximately $511 million in current dollars and (using a 4.0% escalation rate) approximately $1.4 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $83 million for decommissioning through their electric rates from customers through December 31, 1998. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount to be recoverable from their customers. The Companies have approximately $130.6 million invested in external decommissioning trust funds as of December 31, 1998. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Companies have also recognized an estimated liability of approximately $13.7 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies, together with the other FirstEnergy utilities, CEI and TE, and Duquesne Light Company (Duquesne) constitute the Central Area Power Coordination Group (CAPCO). The CAPCO companies own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1998, include the following:

                                                          Companies'
                       Utility   Accumulated  Construction  Ownership/
                        Plant   Provision for   Work in    Leasehold
Generating Units     in Service  Depreciation  Progress     Interest
---------------------------------------------------------------------
                                       (In millions)
W.H. Sammis #7       $  303.3    $  101.3        $ 2.0       68.80%
Bruce Mansfield #1,
  #2 and #3             791.9       399.7          8.3       50.68%
Beaver Valley
  #1 and #2           1,653.0       599.9         10.1       47.11%
Perry                 1,295.4       748.8          7.5       35.24%
------------------------------------------------------------------
  Total              $4,043.6    $1,849.7        $27.9
===================================================================


          On October 15, 1998, FirstEnergy announced that it signed an agreement in principle with Duquesne that would result in the transfer of 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Company, Penn and CEI. As part of this exchange, the Companies will transfer their 246-megawatt Niles Plant and 339-megawatt New Castle Plant to Duquesne. A definitive agreement on the exchange of assets, which will be structured as a tax-free transaction to the extent possible, will provide FirstEnergy's utility operating companies with exclusive ownership and operating control of all CAPCO generating units. Duquesne will fund decommissioning costs equal to its percentage interest in the three nuclear generating units to be transferred. The asset transfer is expected to take twelve to eighteen months to close.

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

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Since November 8, 1997, the Companies are included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Companies recognizing any tax losses or credits they contributed to the consolidated return.

RETIREMENT BENEFITS-

          The Companies' trusteed, noncontributory defined benefit pension plans cover almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. In 1998, the Companies' pension plans and the Centerior pension plan were merged into the FirstEnergy pension plans. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1998. The assets of the pension plans consist primarily of common stocks, United States government bonds and corporate bonds.

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

          The following sets forth the funded status of the FirstEnergy plans in 1998 and the Companies' plans in 1997 on the Consolidated Balance Sheets as of December 31 (which includes the Companies' share of the FirstEnergy 1998 plans' net prepaid pension cost and accrued other postretirement benefits cost of $175.9 million and $132.8 million, respectively):

<OPTION>
                                                                             Other
                                             Pension Benefits       Postretirement Benefits
                                         ----------------------    -----------------------
                                             1998      1997           1998        1997
------------------------------------------------------------------------------------------
                                                           (In millions)
Change in benefit obligation:
Benefit obligation as of January 1*        $1,327.5  $  688.5       $ 534.1     $ 241.1
Service cost                                   25.0      12.9           7.5         4.1
Interest cost                                  92.5      49.8          37.6        17.6
Plan amendments                                44.3       3.0          40.1          --
Early retirement program expense                 --      31.5            --         1.9
Actuarial loss                                101.6      62.9          10.7        17.0
Benefits paid                                 (90.8)    (54.5)        (28.7)      (14.1)
----------------------------------------------------------------------------------------
Benefit obligation as of December 31        1,500.1     794.1         601.3       267.6
----------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets as of
 January 1*                                 1,542.5     946.3           2.8         2.0
Actual return on plan assets                  231.3     188.8           0.7         0.5
Company contribution                             --        --           0.4         0.3
Benefits paid                                 (90.8)    (54.5)           --          --
----------------------------------------------------------------------------------------
Fair value of plan assets as of
 December 31                                1,683.0   1,080.6           3.9         2.8
----------------------------------------------------------------------------------------

Funded status of plan*                        182.9     286.5        (597.4)     (264.8)
Unrecognized actuarial loss (gain)           (110.8)   (139.5)         30.6        24.0
Unrecognized prior service cost                63.0      21.0          27.4       (13.5)
Unrecognized net transition obligation
 (asset)                                      (18.0)    (25.9)        129.3       138.6
----------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost             $  117.1  $  142.1       $(410.1)    $(115.7)
========================================================================================

Assumptions used as of December 31:
Discount rate                                  7.00%     7.25%         7.00%       7.25%
Expected long-term return on plan assets      10.25%    10.00%        10.25%      10.00%
Rate of compensation increase                  4.00%     4.00%         4.00%       4.00%

  * 1998 beginning balances reflect 1998 merger of the Companies' and Centerior plans into FirstEnergy plans.



          Net pension and other postretirement benefit costs for the three years ended December 31, 1998 (including the Companies' share of FirstEnergy plans' 1998 pension benefits costs and other postretirement benefit costs of $(39.7) million and $31.2 million, respectively) were computed as follows:

                                                                                  Other
                                                 Pension Benefits        Postretirement Benefits
                                             ----------------------     -----------------------
                                             1998    1997    1996        1998    1997    1996
------------------------------------------------------------------------------------------------
                                                              (In millions)
Service cost                               $  25.0  $ 12.9  $ 14.2      $ 7.5   $ 4.1   $ 4.3
Interest cost                                 92.5    49.8    49.3       37.6    17.6    17.4
Expected return on plan assets              (152.7)  (91.9)  (83.2)      (0.3)   (0.2)   (0.1)
Amortization of transition obligation
 (asset)                                      (8.0)   (8.0)   (8.0)       9.2     8.2    10.1
Amortization of prior service cost             2.3     2.1     2.3       (0.8)    0.3    (1.2)
Recognized net actuarial loss (gain)          (2.6)   (0.9)     --         --      --     0.1
Voluntary early retirement program
 expense                                        --    31.5    12.5         --     1.9     0.5
Plan curtailment loss (gain)                    --      --   (12.8)        --      --    13.1
-----------------------------------------------------------------------------------------------
Net benefit cost                           $ (43.5) $ (4.5) $(25.7)     $53.2   $31.9   $44.2
===============================================================================================


          In accordance with SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the 1996 net pension costs and postretirement benefit costs shown above included curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations reflected in the Companies' 1996 voluntary early retirement program represented a plan curtailment that significantly reduced the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increased the net pension asset and was shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations, was shown as a plan curtailment loss.

          The FirstEnergy's plans' health care trend rate assumption is 5.5% in the first year gradually decreasing to 4.0% for the year 2008 and later. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $4.0 million and the postretirement benefit obligation by $68.1 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $3.2 million and the postretirement benefit obligation by $55.2 million.

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues and operating expenses include amounts for affiliated transactions with CEI and TE since the November 8, 1997 merger date. The Companies' transactions with CEI and TE from the merger date were primarily for electric sales. The amounts related to CEI and TE were $17.8 million and $12.7 million, respectively, for 1998 and $4.3 million and $0.4 million, respectively, for the November 8-December 31, 1997 period.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $1.6 million, $3.0 million and $2.0 million for the years 1998, 1997 and 1996, respectively. Commercial paper transactions of OES Fuel, Incorporated (OES Fuel) (a wholly owned subsidiary of the Company) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 3G).

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


                                          1998             1997
--------------------------------------------------------------------
                                    Carrying  Fair   Carrying  Fair
                                      Value   Value    Value   Value
--------------------------------------------------------------------
                                               (In millions)
Long-term debt                      $2,627   $2,775   $2,727   $2,835
Preferred stock                     $  150   $  155   $  155   $  161
Investments other than cash
 and cash equivalents:
  Debt securities
   - Maturity (5-10 years)          $  481   $  520   $  486   $  512
   - Maturity (more than 10 years)     258      305      259      294
  Equity securities                     14       14       14       14
  All other                            170      179      145      147
---------------------------------------------------------------------
                                    $  923   $1,018   $  904   $  967
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

REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Companies' respective regulatory plans. Based on those regulatory plans, at this time, the Companies believe they will continue to be able to bill and collect cost-based rates relating to all of the Company's operations and Penn's nongeneration operations; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to these respective operations. The Companies also recognized additional cost recovery of $50 million, $39 million and $34 million in 1998, 1997 and 1996, respectively, as additional regulatory asset amortization in accordance with their regulatory plans.

          Regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                    1998       1997
----------------------------------------------------------------------
                                                       (In millions)
Nuclear unit expenses                             $  666.7   $  707.7
Customer receivables for future income taxes         458.3      560.7
Competitive transition charge                        331.0         --
Sale and leaseback costs                             127.7      134.3
Loss on reacquired debt                               81.9       89.1
Employee postretirement benefit costs                 28.9       25.9
Uncollectible customer accounts                        6.8       18.9
Perry Unit 2 termination                                --       36.7
DOE decommissioning and decontamination costs         12.2       16.5
Other                                                  9.6       11.9
---------------------------------------------------------------------
    Total                                         $1,723.1   $1,601.7
=====================================================================



2.  LEASES:

          The Companies lease certain generating facilities, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          The Company sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases, the Company continues to be responsible, to the extent of its individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

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

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1998, are summarized as follows:


                          1998       1997        1996
------------------------------------------------------
                               (In millions)
Operating leases
  Interest element       $110.0    $111.3      $107.6
  Other                    28.9      23.2        18.3
Capital leases
  Interest element          5.3       6.1         6.5
  Other                     4.8       6.0         6.3
-----------------------------------------------------
  Total rentals          $149.0    $146.6      $138.7
=====================================================



          The future minimum lease payments as of December 31, 1998, are:


                                            Operating Leases
                                       ----------------------------
                              Capital   Lease   PNBV Capital
                              Leases   Payments    Trust      Net
-------------------------------------------------------------------
                                        (In millions)
1999                         $ 12.0    $  125.8    $ 44.0   $   81.8
2000                           10.4       125.0      54.6       70.4
2001                            9.3       127.6      59.5       68.1
2002                            8.8       130.8      61.0       69.8
2003                            8.6       137.3      62.6       74.7
Years thereafter               69.8     1,842.4     589.2    1,253.2
--------------------------------------------------------------------
Total minimum lease
 payments                     118.9    $2,488.9    $870.9   $1,618.0
                                       ========    ======   ========
Executory costs                29.5
-----------------------------------
Net minimum lease payments     89.4
Interest portion               52.5
-----------------------------------
Present value of net minimum
  lease payments               36.9
Less current portion            4.0
-----------------------------------
Noncurrent portion           $ 32.9
===================================



          The Company invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. The PNBV capital trust arrangement effectively reduces lease costs related to those transactions.

3.  CAPITALIZATION:

   (A)  RETAINED EARNINGS-

          Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $516.3 million at December 31, 1998.

   (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

          The Companies were funding the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from the Company and acquired 10,654,114 shares of the Company's common stock through market purchases; the shares were converted into FirstEnergy's common stock in connection with the merger. The ESOP loan is included in Other Property and Investments on the Consolidated Balance Sheet as of December 31, 1998 and 1997 as an investment with FirstEnergy related to the FirstEnergy savings plan. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 1997 and 1996, 429,515 and 404,522 shares, respectively, were allocated to the Companies' employees with the corresponding expense recognized based on the shares allocated method. Total ESOP-related compensation expense reflected on the 1997 and 1996 Consolidated Statements of Income was calculated as follows:

--------------------------------------------------------
                                       1997        1996
--------------------------------------------------------
                                        (In millions)
Base compensation                    $ 9.9        $ 9.0
Dividends on common stock
  held by the ESOP and used to
  service debt                        (3.4)        (2.9)
---------------------------------------------------------
         Net expense                 $ 6.5        $ 6.1
=========================================================



   (C)  COMPREHENSIVE INCOME-

          In 1998, the Companies adopted SFAS 130, "Reporting Comprehensive Income," and applied the standard to all periods presented in the Consolidated Statements of Common Stockholders' Equity. Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholders' equity except dividends to stockholders.

   (D)  PREFERRED AND PREFERENCE STOCK-

          Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. The Company's 8.45% series of preferred stock has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-60 days' notice.

          Preference stock authorized for the Company is 8,000,000 shares without par value. No preference shares are currently outstanding.

   (E)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares that began on September 16, 1997. Penn's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

          The Companies' preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements are $5 million in each year 1999-2001 and $1 million in each year 2002-2003.

   (F)  COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
        SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY
        SUBORDINATED DEBENTURES-

          Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by the Company beginning December 31, 2000, at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

   (G)  LONG-TERM DEBT-

          The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

          Based on the amount of bonds authenticated by the Trustee through December 31, 1998, the Company's annual sinking and improvement fund requirement for all bonds issued under the mortgage amounts to $30 million. The Company expects to deposit funds in 1999 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:


                   (In millions)
--------------------------------
1999                     $519.8
2000                      328.8
2001                       96.0
2002                      326.4
2003                      246.0
-------------------------------


          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $338.8 million. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, the Company is entitled to a credit against their obligation to repay those bonds. The Company pays annual fees of 0.43% to 0.75% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

          The Company had unsecured borrowings of $250 million at December 31, 1998, which are supported by a $250 million long-term revolving credit facility agreement which expires December 30, 1999. The Company must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

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

4.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding at December 31, 1998, consisted of $129.5 million of bank borrowings and $120.0 million of OES Capital, Incorporated (OES Capital) commercial paper. OES Capital is a wholly owned subsidiary of the Company whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $120 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.26% on the amount of the entire finance limit. The receivables financing agreement expires in 1999. At December 31, 1998, the Company also had total short-term borrowings of $88.7 million from its affiliates.

          The Company has a line of credit with a domestic bank that provides for borrowings of up to $75 million under various interest rate options. Short-term borrowings may be made under this line of credit on its unsecured notes. To assure the availability of this line, the Company is required to pay an annual commitment fee of 0.20%. This line expires in May 1999. The weighted average interest rates on short-term borrowings outstanding at December 31, 1998 and 1997, were 5.61% and 6.02%, respectively.

5.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Companies' current forecasts reflect expenditures of approximately $1 billion for property additions and improvements from 1999-2003, of which approximately $169 million is applicable to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $167 million, of which approximately $23 million applies to 1999. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $169 million and $35 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.7 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $114.2 million per incident but not more than $13 million in any one year for each incident.

          The Companies are also insured as to their respective interests in the Beaver Valley Station and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $308.1 million of insurance coverage for replacement power costs for their respective interests in Perry and Beaver Valley. Under these policies, the Companies can be assessed a maximum of approximately $15.4 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

GUARANTEES-

          The CAPCO companies have each severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1998, the Companies' shares of the guarantees (which approximate fair market value) were $28.4 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Companies' total payments under the coal supply contract were $134.7 million, $119.5 million and $113.8 million during 1998, 1997 and 1996, respectively. The Companies' minimum payment for 1999 is approximately $35 million. The contract expires December 31, 1999.

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies estimate additional capital expenditures for environmental compliance of approximately $260 million, which is included in the construction forecast provided under "Capital Expenditures" for 1999 through 2003.

          The Companies are in compliance with the current sulfur dioxide (SO2) and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions in 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. In September 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities by May 2003. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. By September 1999, each of the twenty-two states are required to submit revised State Implementation Plans (SIP) which comply with individual state NOx budgets established by the EPA. These state NOx budgets contemplate an 85% reduction in utility plant NOx emissions from 1990 emissions. A proposed Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA suggests that the
Section 126 petitions will be adequately addressed by the NOx Transport Program, but a September 1998 proposed rulemaking established an alternative program which would require nearly identical 85% NOx reductions at the Companies' Ohio and Pennsylvania plants by May 2003 in the event implementation of the NOx Transport Rule is delayed. FirstEnergy continues to evaluate its compliance plans and other compliance options and currently estimates its additional capital expenditures for NOx reductions may reach $500 million.

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

          Legislative, administrative and judicial actions will continue to change the way that the Companies must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Company expects that while it remains regulated, any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be recovered from its customers.

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1998 and 1997.



                                             March 31,  June 30,  September 30,  December 31,
     Three Months Ended                        1998       1998        1998          1998
--------------------------------------------------------------------------------------------
                                                             (In millions)
Operating Revenues                            $597.8    $618.5       $696.2         $607.0
Operating Expenses and Taxes                   486.7     524.9        555.5          465.5
------------------------------------------------------------------------------------------
Operating Income                               111.1      93.6        140.7          141.5
Other Income                                    12.5      11.8         12.6           10.7
Net Interest Charges                            59.3      59.1         58.6           56.2
------------------------------------------------------------------------------------------
Income Before Extraordinary Item                64.3      46.3         94.7           96.0
Extraordinary Item (Net of Income Taxes)
 (Note 1)                                         --     (30.5)          --             --
------------------------------------------------------------------------------------------
Net Income                                    $ 64.3    $ 15.8       $ 94.7         $ 96.0
==========================================================================================
Earnings on Common Stock                      $ 61.3    $ 12.8       $ 91.7         $ 93.0
==========================================================================================




                                             March 31,  June 30,  September 30,  December 31,
     Three Months Ended                        1997       1997        1997          1997
--------------------------------------------------------------------------------------------
                                                             (In millions)
Operating Revenues                            $604.8   $593.3      $652.7        $622.9
Operating Expenses and Taxes                   478.5    467.3       511.6         527.7
------------------------------------------------------------------------------------------
Operating Income                               126.3    126.0       141.1          95.2
Other Income                                    13.5     14.1        12.0          13.3
Net Interest Charges                            63.8     63.2        61.3          60.0
------------------------------------------------------------------------------------------
Net Income                                    $ 76.0   $ 76.9      $ 91.8        $ 48.5
==========================================================================================
Earnings on Common Stock                      $ 72.9   $ 73.8      $ 88.7        $ 45.4
==========================================================================================




Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, common stockholders' equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.







                                   ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 12, 1999