Form 10-K, Exhibit 13
period 1998-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1999-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                           CONSOLIDATED FINANCIAL AND OPERATING STATISTICS
                                                          Nov. 8 -       Jan. 1 -
                                               1998     Dec. 31, 1997   Nov. 7, 1997     1996         1995          1994
---------------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)
GENERAL FINANCIAL INFORMATION:                                       |
                                                                     |
Operating Revenues                         $1,782,376     $  253,963 |  $1,529,014    $1,789,961    $1,768,737    $1,698,021
                                           ==========     ========== |  ==========    ==========    ==========    ==========
Operating Income                           $  368,902     $   49,502 |  $  307,332    $  358,620    $  397,899    $  396,009
                                           ==========     ========== |  ==========    ==========    ==========    ==========
Income Before Extraordinary Item           $  164,891     $   19,290 |  $   95,191    $  116,553    $  183,719    $  185,431
                                           ==========     ========== |  ==========    ==========    ==========    ==========
Net Income (Loss)                          $  164,891     $   19,290 |  $ (229,247)   $  116,553    $  183,719    $  185,431
                                           ==========     ========== |  ==========    ==========    ==========    ==========
Earnings (Loss) on Common Stock            $  140,097     $   19,290 |  $ (274,276)   $   77,810    $  141,275    $  139,994
                                           ==========     ========== |  ==========    ==========    ==========    ==========
Net Utility Plant                          $3,074,043     $3,156,659 |                $4,983,219    $5,090,315    $5,191,628
                                           ==========     ========== |                ==========    ==========    ==========
Total Assets                               $6,318,183     $6,440,284 |                $6,962,297    $7,222,416    $7,204,045
                                           ==========     ========== |                ==========    ==========    ==========
                                                                     |
CAPITALIZATION:                                                      |
Common Stockholder's Equity                $1,008,238     $  950,904 |                $1,044,283    $1,126,762    $1,058,190
Preferred Stock-                                                     |
  Not Subject to Mandatory Redemption         238,325        238,325 |                   238,325       240,871       240,871
  Subject to Mandatory Redemption             149,710        183,174 |                   186,118       215,420       245,971
Long-Term Debt                              2,888,202      3,189,590 |                 2,523,030     2,759,492     2,683,207
                                           ----------     ---------- |                ----------    ----------    ----------
Total Capitalization                       $4,284,475     $4,561,993 |                $3,991,756    $4,342,545    $4,228,239
                                           ==========     ========== |                ==========    ==========    ==========
CAPITALIZATION RATIOS:                                               |
Common Stockholder's Equity                      23.5%          20.9%|                      26.2%         25.9%         25.0%
Preferred Stock-                                                     |
  Not Subject to Mandatory Redemption             5.6            5.2 |                       6.0           5.6           5.7
  Subject to Mandatory Redemption                 3.5            4.0 |                       4.6           5.0           5.8
Long-Term Debt                                   67.4           69.9 |                      63.2          63.5          63.5
                                                -----          ----- |                     -----         -----         -----
Total Capitalization                            100.0%         100.0%|                     100.0%        100.0%        100.0%
                                                =====          ===== |                     =====         =====         =====
KILOWATT-HOUR SALES (Millions):                                      |
Residential                                     4,949            790 |       4,062         4,958         5,063         4,924
Commercial                                      6,353            893 |       4,990         5,908         5,946         5,770
Industrial                                      8,024          1,285 |       6,710         7,977         7,994         7,970
Other                                             165             89 |         476           522           550           575
                                           ----------     ---------- |  ----------    ----------    ----------    ----------
Total Retail                                   19,491          3,057 |      16,238        19,365        19,553        19,239
Total Wholesale                                 1,275            575 |       2,408         2,155         1,694         1,073
                                           ----------     ---------- |  ----------    ----------    ----------    ----------
Total                                          20,766          3,632 |      18,646        21,520        21,247        20,312
                                           ==========     ========== |  ==========    ==========    ==========    ==========
CUSTOMERS SERVED (Year-End):                                         |
Residential                                   668,470        671,265 |                   663,130       669,725       668,346
Commercial                                     68,896         74,751 |                    70,886        72,259        71,609
Industrial                                      5,336          6,515 |                     6,545         6,649         6,993
Other                                             221            278 |                       446           442           417
                                           ----------     ---------- |                ----------    ----------    ----------
Total                                         742,923        752,809 |                   741,007       749,075       747,365
                                           ==========     ========== |                ==========    ==========    ==========
                                                                     |
Average Annual Residential kWh Usage            7,395          7,235 |                     7,451         7,570         7,370
Peak Load-Megawatts                             4,248          3,955 |                     3,938         4,049         3,740
Number of Employees (Year-End)                  1,798          3,162 |                     3,282         3,636         3,547



              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

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

Results of Operations

          We continued to take steps in 1998 to better position our Company as competition continues to expand in the electric utility industry. Investments were made in new information systems with enhanced functionality which also address Year 2000 application deficiencies. We also contributed to the 1998 cash savings of FirstEnergy Corp. (FirstEnergy) totaling $173 million. These savings were captured from initiatives implemented during the year in connection with merger-related economies made possible by FirstEnergy's formation through the merger of our former parent company, Centerior Energy Corporation, and Ohio Edison Company on November 8, 1997.

          Financial results reflect the application of purchase accounting to the merger. This accounting resulted in fair value adjustments, which were "pushed down" or reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date, including our financial statements. As a result, we recorded purchase accounting fair value adjustments to: (1) revalue our nuclear generating units to fair value, (2) adjust long-term debt to fair value,
(3) adjust our retirement and severance benefit liabilities, and (4) record goodwill. Accordingly, the post-merger financial statements reflect a new basis of accounting, and separate financial statements are presented for the pre-merger and post-merger periods. For the remainder of this discussion, for categories substantially unaffected by the merger and with no significant pre-merger or post-merger accounting events, we have combined the 1997 pre-merger and post-merger periods and have compared the total to 1998 and 1996.

          Earnings on common stock were $140.1 million in 1998. Results for 1998 were adversely affected by sharp increases in the spot market price for electricity occasioned by a constrained power supply and heavy customer demand in the latter part of June 1998, combined with unscheduled generating unit outages, which resulted in spot market purchases of power at prices which substantially exceeded amounts recovered from retail customers. Pre-merger earnings on common stock in 1997 included an October 1997 write-off of certain regulatory assets. Excluding this write-off, pre-merger earnings on common stock were $50.2 million. For the seven-week post-merger period, earnings on common stock were $19.3 million. Earnings on common stock were $77.8 million in 1996.

          Operating revenues decreased slightly in 1998 following a decline the previous year. The following table summarizes the sources of decreases in operating revenues for 1998 and 1997 as compared to the prior year:


                                                1998        1997
                                                ----        ----
                                                 (In millions)
Change in retail kilowatt-hour sales           $ 12.7     $ (9.8)
Change in average retail price                    5.9       (4.8)
Wholesale sales                                 (15.7)      18.6
Other                                            (3.5)     (11.0)
-----------------------------------------------------------------
Net Decrease                                   $ (0.6)    $ (7.0)
=================================================================


          Total kilowatt-hour sales were down in 1998 from the prior year after establishing a new record for kilowatt-hours sold in 1997. The decline was due to a 57.5% decrease in sales to wholesale customers. Several generating unit outages, described later in this report, reduced energy available for sale to the wholesale market. Retail sales were up in 1998, compared to 1997, with an increase of 0.5%. Kilowatt-hour sales to residential and commercial customers increased 1.5% and 0.3%, respectively, while industrial sales remained nearly unchanged from the previous year. In 1997, retail sales decreased 0.4% with a small increase in sales to industrial customers more than offset by a 2.2% decrease in residential kilowatt-hour sales and a 0.4% reduction in commercial kilowatt-hour sales from the previous year. However, overall there was a 3.5% increase in kilowatt-hour sales due to an increase in sales to wholesale customers.

          Operation and maintenance expenses were nearly unchanged in 1998, compared to the prior year, due to increased fuel and purchased power costs substantially offset by a decrease in nuclear operating costs and other operating costs. Most of the increase in fuel and purchased power occurred in the second quarter and resulted from a combination of factors. In late June 1998, the midwestern and southern regions of the United States experienced electricity shortages caused mainly by record temperatures and humidity and unscheduled generating unit outages. During this period, Beaver Valley Unit 2 was out of service and the Davis-Besse plant was removed from service as a result of damage to transmission facilities caused by a tornado. As a result, we purchased significant amounts of power on the spot market at unusually high prices, causing the increase in purchased power costs. An increase in purchased power costs also contributed to the 1997 increase in fuel and purchased power costs, compared to 1996, which was offset in part by lower fuel costs caused by an increase in the mix of nuclear generation to coal-fired generation. Nuclear operating costs were lower in 1998, compared to 1997, reflecting reduced costs at the Perry Plant partially offset by increased costs at the Beaver Valley and Davis-Besse plants. Lower nuclear operating costs in 1997 resulted from lower costs at the Perry and Davis-Besse plants offset in part by increased costs at the Beaver Valley Plant. Other operating costs in 1998 were lower partially due to the absence of a 1997 pre-merger charge for estimated severance costs totaling $9.9 million. In comparing other operating costs in 1997 and 1996, the effect of the 1997 charge was more than offset by an $11.9 million charge in 1996 for disposal of obsolete materials and supplies. Both 1998 and 1997 benefited from ongoing cost cutting and the effect of work force reductions.

          Lower depreciable asset balances, resulting from the purchase accounting adjustment, reduced depreciation and amortization in the 1998 and 1997 post-merger period. These reductions were partially offset by the amortization of goodwill recognized with the application of purchase accounting. Depreciation and amortization in the 1997 pre-merger period increased principally due to changes in depreciation rates approved in the April 1996 Public Utilities Commission of Ohio (PUCO) rate order.

          Interest income on trust notes acquired in connection with the Bruce Mansfield Plant lease refinancing (see Note 2), which began in June 1997, increased other income in 1998 and the 1997 post-merger period. In the pre-merger period of 1997, interest income on the trust notes was more than offset by merger-related expenses and costs associated with the accounts receivable securitization. Total interest charges decreased in 1998 principally due to the amortization of premiums associated with the revaluation of long-term debt in connection with the merger, which also contributed to the decrease in interest charges in the post-merger period of 1997. In the pre-merger period of 1997, interest charges were higher because interest on new secured notes and short-term borrowings for the Bruce Mansfield Plant lease refinancing exceeded the expense reduction from the redemption and refinancing of debt securities.

          Preferred stock dividend requirements in 1998 were reduced by $9 million and in 1997 were increased by $9 million due to the declaration of preferred dividends as of the merger date for dividends attributable to the post-merger period (see "Preferred and Preference Stock" in Note 3c). Capital Resources and Liquidity

          We continue to actively pursue economic refinancings and optional redemptions to reduce the cost of debt and preferred stock, and improve our financial position. A total of $230 million of long-term debt refinancing was completed during 1998. We completed $150 million of optional redemptions. During 1998, we reduced our total debt by approximately $210 million. Our common stockholder's equity percentage of capitalization increased to 24% at December 31, 1998 from 21% at the end of the previous year. The merger resulted in improved credit ratings in 1997, which have lowered the cost of new issues. The following table summarizes changes in credit ratings resulting from the merger:


                                     Pre-Merger                  Post-Merger
                             -------------------------   --------------------------
                              Standard       Moody's      Standard       Moody's
                               & Poor's     Investors      & Poor's     Investors
                             Corporation  Service, Inc.  Corporation  Service, Inc.
                             -----------  -------------  -----------  -------------
First mortgage bonds             BB            Ba2           BB+           Ba1
Subordinated debt                B+            Ba3           BB-           Ba3
Preferred Stock                  B             b2            BB-           b1


          Excluding the effect of the Bruce Mansfield Plant lease refinancing, interest costs on long-term debt were reduced by approximately $18 million in 1998, compared to 1997. Through economic refinancings and redemptions of higher cost debt we have reduced the average cost of outstanding debt from 8.82% in 1993 to 8.15% in 1997 and 7.99% in 1998. We continue to streamline our operations, as evidenced by a 50% increase in FirstEnergy's customer/employee ratio, which has increased from 165 at the end of 1993 to 247 as of December 31, 1998. Merger-related savings through consolidation of activities have contributed to these results.

          Our cash requirements in 1999 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $885.6 million for the 1999-2003 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $178.0 million applies to 1999.

          We had about $73.0 million of cash and temporary investments and no short-term indebtedness on December 31, 1998. Upon completion of the merger, application of purchase accounting reduced bondable property such that we are not currently able to issue additional first mortgage bonds, except in connection with refinancing. Together with The Toledo Edison Company, as of December 31, 1998, we had unused borrowing capability of $100 million under a FirstEnergy revolving line of credit.

          Our capital spending for the period 1999-2003 is expected to be about $701 million (excluding nuclear fuel), of which approximately $150 million applies to 1999. Investments in additional nuclear fuel during the 1999-2003 period are estimated to be approximately $130 million, of which about $14 million applies to 1999. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $150 million and $32 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments net of trust cash receipts of approximately $39 million for the 1999-2003 period, of which approximately $6 million relates to 1999. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

          FirstEnergy signed an agreement in principle with Duquesne Light Company (Duquesne) that would result in the transfer of 1,436 megawatts owned by Duquesne at five generating plants in exchange for 1,328 megawatts at three plants owned by its electric utility operating companies (see "Common Ownership of Generating Facilities" in Note 1), including the Company's 743-megawatt Avon Lake Plant. A final agreement on the exchange of assets, which will be structured as a tax-free transaction to the extent possible is being negotiated. The transaction benefits FirstEnergy's utility operating companies by providing exclusive ownership and operating control of all generating assets that are now jointly owned and operated under the Central Area Power Coordination Group agreement.

Interest Rate Risk

          Our exposure to fluctuations in market interest rates is mitigated since a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 2, our investment in the Shippingport Capital Trust effectively reduces future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making a corresponding change to the decommissioning liability, as described in Note 1.

          The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.


----------------------------------------------------------------------------------------------------
                                                                           There-            Fair
                                   1999    2000    2001    2002    2003    after    Total    Value
                                                       (Dollars in Millions)
---------------------------------------------------------------------------------------------------
Investments other than Cash and
Cash Equivalents:
Fixed Income                       $ 25   $ 24     $15    $ 38    $ 48    $  416   $  566   $  583
  Average interest rate             7.7%   7.6%    7.8%    7.7%    7.6%      7.4%     7.5%
----------------------------------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                         $145   $175     $57    $228    $115    $2,003   $2,723   $2,960
  Average interest rate             8.6%   7.2%    8.6%    7.7%    7.4%      7.7%     7.7%
Variable rate                                                             $  160   $  160   $  160
  Average interest rate                                                      3.4%     3.4%
Short-term Borrowings              $ 81                                            $   81   $   81
  Average interest rate             5.5%                                              5.5%
----------------------------------------------------------------------------------------------------
Preferred Stock                    $ 33   $ 33     $81    $ 19    $  1    $    5   $  172   $  184
  Average dividend rate             9.0%   9.0%    8.9%    8.9%    7.4%      7.4%     8.9%
----------------------------------------------------------------------------------------------------


Outlook

          We face many competitive challenges in the years ahead as the electric utility industry undergoes significant changes, including regulation and the entrance of more energy suppliers into the marketplace. Retail wheeling, which would allow retail customers to purchase electricity from other energy producers, will be one of those challenges. The FirstEnergy Rate Reduction and Economic Development Plan provides the foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level. The plan was approved by the PUCO in January 1997, and initially maintains current base electric rates through December 31, 2005. The plan also revised our fuel recovery method.

          As part of the regulatory plan, the base rate freeze is to be followed by a $217 million base rate reduction in 2006; interim reductions which began in June 1998 of $3 per month will increase to $5 per month per residential customer by July 1, 2001. Total savings of $280 million are anticipated over the term of the plan for our customers. We have committed $70 million for economic development and energy efficiency programs.

          We have been authorized by the PUCO, for regulatory accounting purposes, to recognize additional depreciation related to our generating assets and additional amortization of regulatory assets during the regulatory plan period of at least $1.4 billion more than the amounts that would have been recognized if the regulatory plans were not in effect. For regulatory purposes these additional charges will be reflected over the rate plan period. Our regulatory plan does not provide for full recovery of nuclear operations. Accordingly, regulatory assets representing customer receivables for future income taxes related to nuclear assets of $499 million were written off ($324 million net of income taxes) prior to consummation of the merger since we ceased application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation" for our nuclear operations when implementation of the FirstEnergy regulatory plan became probable.

          Based on the current regulatory environment and our regulatory plan, we believe we will continue to be able to bill and collect cost-based rates relating to our nonnuclear operations. As a result, we will continue the application of SFAS 71. However, changes in the regulatory environment appear to be on the horizon for electric utilities in Ohio. As further discussed below, the Ohio legislature is in the discussion stages of restructuring the State's electric utility industry. Although we believe that regulatory changes are possible in 1999, we cannot currently estimate the ultimate impact.

          At the consummation of the merger in November 1997, we recognized a fair value purchase accounting adjustment, which decreased the carrying value of our nuclear assets by approximately $1.7 billion based upon cash flow models. The fair value adjustment to nuclear plant recognized for financial reporting purposes will ultimately satisfy the asset reduction commitment contained in our regulatory plan.

          We continue to actively pursue the enactment of fair legislation calling for deregulation of Ohio's investor-owned electric utility industry. In early 1998, a deregulation proposal was introduced, leading to the creation of a working group to recommend legislation. As requested by legislative leadership, investor-owned utilities introduced a deregulation plan with objectives to (1) treat all major stakeholders in Ohio's electric system fairly; (2) protect public schools and local governments from revenue loss; and (3) allow utilities an opportunity to recover costs of government-mandated investments. The utilities have submitted proposals, which incorporate these objectives and also recognize the complexity of restructuring the industry. The overlying objective is to do the job right the first time. Currently, the working group, comprised of legislative leaders, representatives of the electric utility companies and other interested stakeholders are meeting to discuss and mold these proposals. Most recently, placeholder bills containing statements of principle (that will be replaced by specific proposals as they are agreed upon) have been introduced. Legislative leaders have placed a high priority on enacting a deregulation bill by mid-year.

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

          We have been named as a "potentially responsible party"
(PRP) for three sites listed on the Superfund National Priorities List and are aware of our potential involvement in the cleanup of several other sites. Allegations that we disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. If we were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $212 million. However, we believe that the actual cleanup costs will be substantially less than 100% and that most of the other parties involved are financially able to contribute their share. We have accrued a $4.7 million liability as of December 31, 1998, based on estimates of the costs of cleanup and our proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

          In connection with FirstEnergy's regulatory plan to reduce fixed costs and lower rates, we continue to take steps to restructure our operations. FirstEnergy announced plans to transfer our transmission assets into a new subsidiary, American Transmission Systems, Inc., with the transfer expected to be finalized in 1999. The new subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent transmission company (TransCo). We believe that a TransCo better addresses the Federal Energy Regulatory Commission's (FERC) stated transmission objectives of providing non-discriminatory service, while providing for streamlined and cost-efficient operation. In working toward the goal of forming a larger regional transmission entity, FirstEnergy, American Electric Power, Virginia Power and Consumers Energy announced in November 1998 that they would prepare a FERC filing during 1999 for such a regional transmission entity. The entity would be designed to meet the goals of reducing transmission costs that result when transferring power over several transmission systems, ensuring transmission reliability and providing non-discriminatory access to the transmission grid.

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

          We are using both internal and external resources to reprogram and/or replace and test our software for Year 2000 modifications. Of the $32 million total project cost, approximately $26 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $6 million will be expensed as incurred. As of December 31, 1998, we have spent $19 million for Year 2000 capital projects and had expensed approximately $3 million for Year 2000-related maintenance activities. Our total Year 2000 project cost, as well as our estimates of the time needed to complete remedial efforts, are based on currently available information and do not include the estimated costs and time associated with the impact of third party Year 2000 issues.

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

                                THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                     CONSOLIDATED STATEMENTS OF INCOME
                                             For the Year                                  For the Year
                                                Ended                                          Ended
                                              December 31,      Nov. 8 -       Jan. 1 -     December 31,
                                                 1998        Dec. 31, 1997   Nov. 7, 1997       1996
--------------------------------------------------------------------------------------------------------
                                                                    (In thousands)
                                                                          |
OPERATING REVENUES                             $1,782,376      $253,963   |   $1,529,014     $1,789,961
                                               ----------      --------   |   ----------     ----------
OPERATING EXPENSES AND TAXES:                                             |
  Fuel and purchased power                        435,752        53,239   |      368,243        418,145
  Nuclear operating costs                          97,914        16,791   |       85,207         89,514
  Other operating costs                           335,621        57,852   |      286,384        381,976
                                               ----------      --------   |   ----------     ----------
    Total operation and maintenance expenses      869,287       127,882   |      739,834        889,635
  Provision for depreciation and amortization     224,430        31,978   |      211,827        244,615
  General taxes                                   221,077        33,912   |      194,400        229,856
  Income taxes                                     98,680        10,689   |       75,621         67,235
                                               ----------      --------   |   ----------     ----------
    Total operating expenses and taxes          1,413,474       204,461   |    1,221,682      1,431,341
                                               ----------      --------   |   ----------     ----------
OPERATING INCOME                                  368,902        49,502   |      307,332        358,620
                                                                          |
OTHER INCOME (EXPENSE)                             25,393         4,572   |       (2,476)        (2,089)
                                               ----------      --------   |   ----------     ----------
INCOME BEFORE NET INTEREST CHARGES                394,295        54,074   |      304,856        356,531
NET INTEREST CHARGES:                          ----------      --------   |   ----------     ----------
  Interest on long-term debt                      234,795        35,300   |      197,323        229,491
  Allowance for borrowed funds used during                                |
    construction                                   (2,079)         (631)  |       (1,928)        (2,110)
  Other interest expense                           (3,312)          115   |       14,270         12,597
                                               ----------      --------   |   ----------     ----------
    Net interest charges                          229,404        34,784   |      209,665        239,978
                                               ----------      --------   |   ----------     ----------
INCOME BEFORE EXTRAORDINARY ITEM                  164,891        19,290   |       95,191        116,553

EXTRAORDINARY ITEM (NET OF INCOME
  TAXES) (Note 1)                                      --            --   |     (324,438)            --
                                               ----------      --------   |   ----------     ----------
NET INCOME (LOSS)                                 164,891        19,290   |     (229,247)       116,553
                                                                          |
PREFERRED STOCK DIVIDEND                                                  |
  REQUIREMENTS                                     24,794            --   |       45,029         38,743
                                               ----------      --------   |   ----------     ----------
EARNINGS (LOSS) ON COMMON STOCK                  $140,097      $ 19,290   |   $ (274,276)    $   77,810
                                               ==========      ========   |   ==========     ==========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                 CONSOLIDATED BALANCE SHEETS
At December 31,                                                   1998             1997
------------------------------------------------------------------------------------------
                                                                     (In thousands)
                        ASSETS
UTILITY PLANT:
  In service                                                   $4,648,725       $4,578,649
  Less--Accumulated provision for depreciation                  1,631,974        1,470,084
                                                               ----------       ----------
                                                                3,016,751        3,108,565
                                                               ----------       ----------
  Construction work in progress--
    Electric plant                                                 42,428           41,261
    Nuclear fuel                                                   14,864            6,833
                                                               ----------       ----------
                                                                   57,292           48,094
                                                               ----------       ----------
                                                                3,074,043        3,156,659
                                                               ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
  Shippingport Capital Trust (Note 2)                             543,161          575,084
  Nuclear plant decommissioning trusts                            125,050          105,334
  Other                                                            21,059           21,482
                                                               ----------       ----------
                                                                  689,270          701,900
                                                               ----------       ----------
CURRENT ASSETS:
  Cash and cash equivalents                                        19,526           33,775
  Receivables--
    Customers                                                      16,588           29,759
    Associated companies                                           15,636            8,695
    Other                                                         142,834           98,077
  Notes receivable from associated companies                       53,509               --
  Materials and supplies, at average cost--
    Owned                                                          38,213           47,489
    Under consignment                                              43,620           25,411
  Prepayments and other                                            58,342           57,763
                                                               ----------       ----------
                                                                  388,268          300,969
                                                               ----------       ----------
DEFERRED CHARGES:
  Regulatory assets                                               555,925          579,711
  Goodwill                                                      1,471,563        1,552,483
  Property taxes                                                  126,464          125,204
  Other                                                            12,650           23,358
                                                               ----------       ----------
                                                                2,166,602        2,280,756
                                                               ----------       ----------
                                                               $6,318,183       $6,440,284
                                                               ==========       ==========
             CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements
 of Capitalization):
  Common stockholder's equity                                  $1,008,238       $  950,904
  Preferred stock--
    Not subject to mandatory redemption                           238,325          238,325
    Subject to mandatory redemption                               149,710          183,174
  Long-term debt                                                2,888,202        3,189,590
                                                               ----------       ----------
                                                                4,284,475        4,561,993
                                                               ----------       ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock            208,050          121,965
  Accounts payable--
    Associated companies                                           47,680           56,109
    Other                                                          92,976           90,737
  Notes payable to associated companies                            80,618           56,802
  Accrued taxes                                                   192,359          194,394
  Accrued interest                                                 66,685           67,896
  Other                                                            37,278           52,297
                                                               ----------       ----------
                                                                  725,646          640,200
                                                               ----------       ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                               524,285          496,437
  Accumulated deferred investment tax credits                      90,946           96,131
  Pensions and other postretirement benefits                      217,719          198,642
  Other                                                           475,112          446,881
                                                               ----------       ----------
                                                                1,308,062        1,238,091
                                                               ----------       ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 2 and 5)                                             ----------       ----------
                                                               $6,318,183       $6,440,284
                                                               ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                              1998         1997
-------------------------------------------------------------------------------------------------------------------------------
                                         (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, without par value, authorized 105,000,000 shares--
    79,590,689 shares outstanding                                                                         $  931,962  $  931,614
  Retained earnings (Note 3A)                                                                                 76,276      19,290
                                                                                                          ----------  ----------
    Total common stockholder's equity                                                                      1,008,238     950,904
                                                                                                          ----------  ----------

                                                    Number of Shares          Optional
                                                      Outstanding           Redemption Price
                                                   ------------------     ---------------------
                                                    1998       1997       Per Share    Aggregate
                                                    ----       ----       ---------    ---------
PREFERRED STOCK (Note 3C):
Cumulative, without par value-
Authorized 4,000,000 shares
  Not Subject to Mandatory Redemption:
    $ 7.40  Series A                              500,000    500,000     $  101.00     $ 50,500               50,000      50,000
    $ 7.56  Series B                              450,000    450,000        102.26       46,017               45,071      45,071
    Adjustable Series L                           474,000    474,000        100.00       47,400               46,404      46,404
    $42.40  Series T                              200,000    200,000        500.00      100,000               96,850      96,850
                                                ---------  ---------                   --------           ----------  ----------
      Total not subject to mandatory
       redemption                               1,624,000  1,624,000                   $243,917              238,325     238,325
                                                =========  =========                   ========           ----------  ----------

  Subject to Mandatory Redemption (Note 3D):
    $7.35  Series C.                              100,000    110,000        101.00     $ 10,100               10,110      11,110
    $88.00  Series E                                6,000      9,000      1,003.83        6,023                6,000       9,000
    $91.50  Series Q                               32,144     42,858      1,000.00       32,144               32,144      42,858
    $88.00  Series R                               50,000     50,000            --           --               55,000      55,000
    $90.00  Series S                               74,000     74,000            --           --               79,920      79,920
    Redemption within one year                                                                               (33,464)    (14,714)
                                                ---------  ---------                   --------           ----------  ----------
      Total subject to mandatory redemption       262,144    285,858                   $ 48,267              149,710     183,174
                                                =========  =========                   ========           ----------  ----------
LONG-TERM DEBT (Note 3E):
  First mortgage bonds:
    7.625% due 2002                                                                                          195,000     195,000
    7.375% due 2003                                                                                          100,000     100,000
    8.750% due 2005                                                                                               --      75,000
    9.500% due 2005                                                                                          300,000     300,000
    6.860% due 2008                                                                                          125,000          --
    8.375% due 2011                                                                                               --     125,000
    8.375% due 2012                                                                                               --      75,000
    9.000% due 2023                                                                                          150,000     150,000
                                                                                                          ----------  ----------
      Total first mortgage bonds                                                                             870,000   1,020,000
                                                                                                          ----------  ----------
  Unsecured notes:
    6.700% due 2006                                                                                               --      19,500
    5.700% due 2008                                                                                               --       7,300
    6.700% due 2011                                                                                               --       5,500
    5.875% due 2012                                                                                               --      14,300
                                                                                                          ----------  ----------
      Total unsecured notes                                                                                       --      46,600
                                                                                                          ----------  ----------

                                         THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                       CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)

At December 31,                                                                                              1998         1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                               (In thousands)
LONG-TERM DEBT: (Cont.)
  Secured notes:
    8.150% due 1998                                                                                               --       7,500
    8.160% due 1998                                                                                               --       5,000
    8.170% due 1998                                                                                               --      11,000
    8.260% due 1998                                                                                               --       2,500
    8.330% due 1998                                                                                               --      25,000
    8.870% due 1998                                                                                               --      10,000
    9.000% due 1998                                                                                               --       5,000
    7.000% due 1999-2009                                                                                       1,880       1,910
    7.250% due 1999                                                                                           12,000      12,000
    7.670% due 1999                                                                                            3,000       3,000
    7.770% due 1999                                                                                           17,000      17,000
    7.850% due 1999                                                                                           25,000      25,000
    8.290% due 1999                                                                                           10,000      10,000
    9.250% due 1999                                                                                           52,500      52,500
    9.300% due 1999                                                                                           25,000      25,000
    7.190% due 2000                                                                                          175,000     175,000
    7.420% due 2001                                                                                           10,000      10,000
    8.540% due 2001                                                                                            3,000       3,000
    8.550% due 2001                                                                                            5,000       5,000
    8.560% due 2001                                                                                            3,500       3,500
    8.680% due 2001                                                                                           15,000      15,000
    9.050% due 2001                                                                                            5,000       5,000
    9.200% due 2001                                                                                           15,000      15,000
    7.850% due 2002                                                                                            5,000       5,000
    8.130% due 2002                                                                                           28,000      28,000
    7.750% due 2003                                                                                           15,000      15,000
    7.670% due 2004                                                                                          280,000     280,000
    7.130% due 2007                                                                                          120,000     120,000
    7.430% due 2009                                                                                          150,000     150,000
    6.000% due 2011*                                                                                              --       5,650
    6.000% due 2011*                                                                                              --       1,700
    8.000% due 2013                                                                                           78,700      78,700
    3.278% due 2015*                                                                                          39,835      39,835
    6.000% due 2017*                                                                                              --       1,285
    7.880% due 2017                                                                                          300,000     300,000
    3.060% due 2018*                                                                                          72,795      72,795
    4.100% due 2020*                                                                                          47,500      47,500
    6.000% due 2020*                                                                                              --      40,900
    6.000% due 2020*                                                                                              --       9,100
    6.000% due 2020                                                                                           62,560      62,560
    6.100% due 2020                                                                                           70,500      70,500
    9.520% due 2021                                                                                            7,500       7,500
    6.850% due 2023                                                                                           30,000      30,000
    8.000% due 2023                                                                                           73,800      73,800
    7.625% due 2025                                                                                           53,900      53,900
    7.700% due 2025                                                                                           43,800      43,800
    7.750% due 2025                                                                                           45,150      45,150
    5.375% due 2028                                                                                            5,993          --
    4.400% due 2030                                                                                           23,255          --
    4.600% due 2030                                                                                           81,640          --
                                                                                                          ----------  ----------
      Total secured notes                                                                                  2,012,808   2,026,585
                                                                                                          ----------  ----------

  Capital lease obligations (Note 2)                                                                          94,568      98,504
                                                                                                          ----------  ----------
  Net unamortized premium on debt                                                                             85,412     105,152
                                                                                                          ----------  ----------
  Long-term debt due within one year                                                                        (174,586)   (107,251)
                                                                                                          ----------  ----------
      Total long-term debt                                                                                 2,888,202   3,189,590
                                                                                                          ----------  ----------
TOTAL CAPITALIZATION                                                                                      $4,284,475  $4,561,993
                                                                                                          ==========  ==========


  * Denotes variable rate issue with December 31, 1998 interest rate shown for December 31, 1998 balances and December 31, 1997 interest rate for issues with only December 31, 1997 balances.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                           CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                              Comprehensive                             Other       Retained
                                               Income (Loss)     Number    Carrying    Paid-In      Earnings
                                                 (Note 3B)     of Shares     Value      Capital     (Deficit)
                                              --------------   ---------   --------    --------     ---------
                                                               (Dollars in thousands)
Balance, January 1, 1996                                      79,590,689  $1,241,284   $ 78,624     $(193,146)
  Net income                                    $ 116,553                                             116,553
                                                =========
  Reclassification of $90.00 Series S
   preferred stock redemption gain                                              (111)       111
  Unrealized loss on securities                                                              (6)
  Gain on redemption of Adjustable Series L
    preferred stock                                                                         725
  Carrying value adjustments for preferred
    stock redemptions                                                            114
  Cash dividends on preferred stock                                                                   (38,734)
  Cash dividends on common stock                                                                     (160,816)
  Other, primarily preferred stock
    redemption expenses                                                                                  (315)
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                    79,590,689   1,241,287     79,454      (276,458)
  Net (loss)                                    $(229,247)                                           (229,247)
                                                =========
  Equity contributions from parent                                                        4,500
  Carrying value adjustments for preferred
    stock redemptions                                                             25
  Cash dividends on preferred stock                                                                   (35,848)
  Cash dividends on common stock                                                                     (123,602)
  Other, primarily preferred stock
    redemption expenses                                                                                  (232)
--------------------------------------------------------------------------------------------------------------
  Purchase accounting fair value adjustment                                 (309,698)   (83,954)      665,387
  Net income                                    $  19,290                                              19,290
                                                =========
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                    79,590,689     931,614         --        19,290
  Purchase accounting fair value adjustment                                      348
  Net income                                    $ 164,891                                             164,891
                                                =========
  Cash dividends on preferred stock                                                                   (21,947)
  Cash dividends on common stock                                                                      (85,958)
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                    79,590,689  $  931,962   $     --     $  76,276
==============================================================================================================


                                      CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                  Not Subject to              Subject to
                                               Mandatory Redemption      Mandatory Redemption
                                               --------------------      --------------------
                                                Number    Carrying         Number   Carrying
                                               of Shares    Value        of Shares    Value
                                               ---------  ---------      ---------  ---------
                                                              (Dollars in thousands)
Balance, January 1, 1996                       1,650,000  $240,871        633,286    $245,134
  Redemptions-
    Adjustable Series L                          (26,000)   (2,546)
    $ 7.35 Series C                                                       (10,000)     (1,000)
    $88.00 Series E                                                        (3,000)     (3,000)
    $9.125 Series N                                                      (150,000)    (14,794)
    $91.50 Series Q                                                       (10,714)    (10,714)
---------------------------------------------------------------------------------------------
Balance, December 31, 1996                     1,624,000   238,325        459,572     215,626
  Redemptions-
    $ 7.35 Series C                                                       (10,000)     (1,000)
    $88.00 Series E                                                        (3,000)     (3,000)
    $9.125 Series N                                                      (150,000)    (14,794)
    $91.50 Series Q                                                       (10,714)    (10,714)
---------------------------------------------------------------------------------------------
Purchase accounting fair value
  adjustment-
    $ 7.35 Series C                                                                       110
    $88.00 Series R                                                                     5,000
    $90.00 Series S                                                                     6,660
---------------------------------------------------------------------------------------------
Balance, December 31, 1997                     1,624,000   238,325        285,858     197,888
  Redemptions-
    $ 7.35 Series C                                                       (10,000)     (1,000)
    $88.00 Series E                                                        (3,000)     (3,000)
    $91.50 Series Q                                                       (10,714)    (10,714)
---------------------------------------------------------------------------------------------
Balance, December 31, 1998                     1,624,000  $238,325        262,144    $183,174
=============================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                           THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        For the Year                                  For the Year
                                           Ended                                          Ended
                                         December 31,     Nov. 8 -        Jan. 1 -      December 31,
                                            1998       Dec. 31, 1997   Nov. 7, 1997       1996
------------------------------------------------------------------------------------------------------
                                                             (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:                                |
Net Income (Loss)                          $164,891       $ 19,290   |  $ (229,247)     $ 116,553
Adjustments to reconcile net income                                  |
 to net cash from operating activities:                              |
    Provision for depreciation and                                   |
     amortization                           224,430         31,978   |     211,827        244,615
    Nuclear fuel and lease amortization      35,361          7,393   |      42,577         45,987
    Other amortization                      (12,677)            --   |          --             --
    Deferred income taxes, net               22,949          7,723   |    (126,693)        24,973
    Investment tax credits, net              (5,185)          (822)  |      (6,670)        (7,992)
    Allowance for equity funds used                                  |
     during construction                         --           (140)  |      (1,647)        (2,014)
    Extraordinary item                           --             --   |     499,135             --
    Receivables                             (38,527)        51,213   |      (3,974)           586
    Net proceeds from accounts                                       |
     receivable securitization                   --             --   |          --         64,891
    Materials and supplies                   (8,933)        (3,922)  |       6,363         25,589
    Accounts payable                         20,180           (777)  |      (7,938)        (6,344)
    Other                                   (53,433)        18,839   |      (2,566)        10,992
                                           --------       --------   |  ----------      ---------
      Net cash provided from operating                               |
       activities                           349,056        130,775   |     381,167        517,836
                                           --------       --------   |  ----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:                                |
New Financing--                                                      |
  Long-term debt                            232,919             --   |   1,176,781           (307)
  Ohio Schools Council prepayment program   116,598             --   |          --             --
  Short-term borrowings, net                 23,816            703   |          --        106,618
Redemptions and Repayments--                                         |
  Preferred stock                            14,714             --   |      29,714         31,528
  Long-term debt                            488,610         43,500   |     701,843        310,177
  Short-term borrowings, net                     --             --   |      55,519             --
Dividend Payments--                                                  |
  Common stock                               85,958         34,785   |      88,816        160,816
  Preferred stock                            34,841          7,191   |      29,311         39,325
                                           --------       --------   |  ----------      ---------
      Net cash provided from                                         |
      (used for) financing activities      (250,790)       (84,773)  |     271,578       (435,535)
                                           --------       --------   |  ----------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:                                |
Property additions                           72,130         17,943   |     104,230        105,588
Loans to associated companies                53,509             --   |          --             --
Capital trust investments                   (31,923)        16,248   |     558,836             --
Other                                        18,799         (4,288)  |       2,276         16,210
                                           --------       --------   |  ----------      ---------
      Net cash used for investing                                    |
       activities                           112,515         29,903   |     665,342        121,798
                                           --------       --------   |  ----------      ---------
Net increase (decrease) in cash and                                  |
 cash equivalents                           (14,249)        16,099   |     (12,597)       (39,497)
Cash and cash equivalents at beginning                               |
 of period                                   33,775         17,676   |      30,273         69,770
                                           --------       --------   |  ----------      ---------
Cash and cash equivalents at end                                     |
 of period                                 $ 19,526       $ 33,775   |  $   17,676      $  30,273
                                           ========       ========   |  ==========      =========
SUPPLEMENTAL CASH FLOWS INFORMATION:                                 |
Cash Paid During the Period--                                        |
  Interest (net of amounts capitalized)    $239,000       $ 36,000   |  $  188,000      $ 237,000
                                           ========       ========   |  ==========      =========
  Income taxes                             $100,107       $  9,000   |  $   26,300      $  29,732
                                           ========       ========   |  ==========      =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                             THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                   CONSOLIDATED STATEMENTS OF TAXES
                                            For the Year                                    For the Year
                                                Ended                                           Ended
                                             December 31,     Nov. 8 -        Jan. 1 -       December 31,
                                                1998       Dec. 31, 1997    Nov. 7, 1997        1996
---------------------------------------------------------------------------------------------------------
                                                                  (In thousands)
GENERAL TAXES:                                                           |
Real and personal property                    $ 130,642      $  17,707   |    $ 114,393       $  132,582
State gross receipts                             78,344         13,302   |       65,966           78,109
Social security and unemployment                  9,029          1,548   |        6,296            9,127
Other                                             3,062          1,355   |        7,745           10,038
                                              ---------      ---------   |    ---------       ----------
    Total general taxes                       $ 221,077      $  33,912   |    $ 194,400       $  229,856
                                              =========      =========   |    =========       ==========
PROVISION FOR INCOME TAXES:                                              |
Currently payable-                                                       |
  Federal                                     $  90,690      $   6,969   |    $  37,605       $   44,147
  State *                                         2,158            159   |           --               --
                                              ---------      ---------   |    ---------       ----------
                                                 92,848          7,128   |       37,605           44,147
                                              ---------      ---------   |    ---------       ----------
Deferred, net-                                                           |
  Federal                                        22,743          7,617   |     (126,693)          24,973
  State *                                           206            106   |         --               --
                                              ---------      ---------   |    ---------       ----------
                                                 22,949          7,723   |     (126,693)          24,973
                                              ---------      ---------   |    ---------       ----------
Investment tax credit amortization               (5,185)          (822)  |       (6,670)          (7,992)
                                              ---------      ---------   |    ---------       ----------
    Total provision for income taxes          $ 110,612      $  14,029   |    $ (95,758)      $   61,128
                                              =========      =========   |    =========       ==========
INCOME STATEMENT CLASSIFICATION                                          |
OF PROVISION FOR INCOME TAXES:                                           |
Operating income                              $  98,680      $  10,689   |    $  75,621       $   67,235
Other income                                     11,932          3,340   |        3,318           (6,107)
Extraordinary item                                   --             --   |     (174,697)              --
                                              ---------      ---------   |    ---------       ----------
    Total provision for income taxes          $ 110,612      $  14,029   |    $ (95,758)      $   61,128
                                              =========      =========   |    =========       ==========
RECONCILIATION OF FEDERAL INCOME TAX                                     |
EXPENSE AT STATUTORY RATE TO TOTAL                                       |
PROVISION FOR INCOME TAXES:                                              |
Book income before provision for income                                  |
 taxes                                        $ 275,503      $  33,319   |    $(325,005)      $  177,681
                                              =========      =========   |    =========       ==========
Federal income tax expense at statutory                                  |
 rate                                         $  96,426      $  11,662   |    $(113,752)      $   62,188
Increases (reductions) in taxes resulting                                |
 from-                                                                   |
  Amortization of investment tax credits         (5,186)          (822)  |       (6,670)          (7,992)
  Depreciation                                       --             --   |       14,780            7,853
  Amortization of tax regulatory assets           7,038          1,170   |           --               --
  Amortization of goodwill                       13,447          2,015   |           --               --
  Other, net                                     (1,113)             4   |        9,884             (921)
                                              ---------      ---------   |    ---------       ----------
    Total provision for income taxes          $ 110,612      $  14,029   |    $ (95,758)      $   61,128
                                              =========      =========   |    =========       ==========
ACCUMULATED DEFERRED INCOME TAXES AT                                     |
DECEMBER 31 :                                                            |
Property basis differences                    $ 672,283      $ 676,853   |                    $1,482,000
Deferred nuclear expense                        132,818        133,281   |                       134,000
Deferred sale and leaseback costs              (113,884)      (118,611)  |                      (121,000)
Unamortized investment tax credits              (40,241)       (42,743)  |                       (95,000)
Unused alternative minimum tax credits         (124,459)      (133,442)  |                      (173,733)
Other                                            (2,232)       (18,901)  |                        79,334
                                              ---------      ---------   |                    ----------
    Net deferred income tax liability         $ 524,285      $ 496,437   |                    $1,305,601
                                              =========      =========   |                    ==========


  * For periods prior to November 8, 1997, state income taxes are included in the General Taxes section above. These amounts are not material and no restatement was made.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Cleveland Electric Illuminating Company (Company) and its wholly owned subsidiary, Centerior Funding Corporation (Centerior Funding). The subsidiary was formed in 1995 to serve as the transferor in connection with an accounts receivable securitization completed in 1996. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). Prior to the merger in November 1997 (see Note 7), the Company and The Toledo Edison Company
(TE) were the principal operating subsidiaries of Centerior Energy Corporation (Centerior). The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles, and the applicable effects were reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting and pre-merger period and post-merger period financial results (separated by a heavy black line) are presented. The Company follows the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

REVENUES-

          The Company's principal business is providing electric service to customers in northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1998 or 1997, with respect to any particular segment of the Company's customers.

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

          All of the Company's regulatory assets related to its nonnuclear operations are being recovered under provisions of the regulatory plan (see "Regulatory Assets"). The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $1.71 billion in connection with the FirstEnergy merger (see Note 7); that fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $1.4 billion asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company will recognize the $1.4 billion of accelerated amortization over the regulatory plan period.

          Application of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), was discontinued in 1997 with respect to the Company's nuclear operations. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $1,064 million as of December 31, 1998.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value in 1997), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% (reflecting the nuclear asset fair value adjustment discussed above) and 2.8% for 1998 and the post-merger 1997 period, respectively. In its April 1996 rate order, the PUCO approved depreciation rates for the Company of 2.88% for nuclear property and 3.23% for nonnuclear property.

          Annual depreciation expense includes approximately
$11.7 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $432 million in current dollars and (using a 4.0% escalation rate) approximately $1.1 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $110 million for decommissioning through its electric rates from customers through December 31, 1998. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $125.0 million invested in external decommissioning trust funds as of December 31, 1998. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $10.1 million at December 31, 1998 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, TE, Duquesne Light Company (Duquesne), Ohio Edison Company (OE) and its wholly owned subsidiary, Pennsylvania Power Company (Penn), constitute the Central Area Power Coordination Group (CAPCO). The CAPCO Companies own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1998 include the following:


                           Utility    Accumulated  Construction  Ownership/
                            Plant    Provision for    Work in     Leasehold
Generating Units         in Service   Depreciation    Progress    Interest
---------------------------------------------------------------------------
                                            (In millions)
Bruce Mansfield
  Units 1, 2, and 3      $   63.8       $ 23.1          $ 1.8      19.92%
Beaver Valley Unit 2        341.5         16.5            1.0      24.47%
Davis-Besse                 201.9           --            4.1      51.38%
Perry                       546.6         24.9            7.6      31.11%
Eastlake Unit 5             160.5        116.8            0.7      68.80%
Seneca                       64.3         25.4            0.1      80.00%
-------------------------------------------------------------------------
  Total                  $1,378.6       $206.7          $15.3
=========================================================================


          The Bruce Mansfield Plant is being leased through a sale and leaseback transaction (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

          The Seneca Unit is currently jointly owned by the Company and a non-CAPCO company. FirstEnergy has agreed to purchase the remaining 20% share in 1999.

          On October 15, 1998, FirstEnergy announced that it signed an agreement in principle with Duquesne that would result in the transfer of 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Company, OE and Penn. As part of this exchange, the Company will transfer the 743-megawatt Avon Lake Plant to Duquesne. A definitive agreement on the exchange of assets, which will be structured as a tax-free transaction to the extent possible, will provide FirstEnergy's utility operating companies with exclusive ownership and operating control of all CAPCO generating units. Duquesne will fund decommissioning costs equal to its percentage interest in the three nuclear generating units to be transferred. The asset transfer is expected to take twelve to eighteen months to close.

NUCLEAR FUEL-

          The Company leases its nuclear fuel and pays for the fuel as it is consumed (see Note 2). The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the payments to the DOE.

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $124 million, which may be carried forward indefinitely, are available to reduce future federal income taxes. Since the Company became a wholly owned subsidiary of FirstEnergy on November 8, 1997, the Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

RETIREMENT BENEFITS-

          Centerior had sponsored jointly with the Company, TE and Centerior Service Company (Service Company) a noncontributory pension plan (Centerior Pension Plan) which covered all employee groups. Upon retirement, employees receive a monthly pension generally based on the length of service. In 1998, the Centerior Pension Plan was merged into the FirstEnergy pension plans. In connection with the OE-Centerior merger, the Company recorded fair value purchase accounting adjustments to recognize the net gain, prior service, cost and net transition asset (obligation) associated with the pension and postretirement benefit plans. The assets of the pension plans consist primarily of common stocks, United States government bonds and corporate bonds.

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

          The following sets forth the funded status of the FirstEnergy plans in 1998 and the former Centerior plans in 1997 and amounts recognized on the Consolidated Balance Sheets as of December 31:


                                                                                 Other
                                                     Pension Benefits   Postretirement Benefits
                                                    ----------------    -----------------------
                                                     1998       1997        1998        1997
-----------------------------------------------------------------------------------------------
                                                                  (In millions)
Change in benefit obligation:
Benefit obligation as of January 1*                $1,327.5   $395.0      $ 534.1      $ 211.9
Service cost                                           25.0     13.4          7.5          2.3
Interest cost                                          92.5     31.5         37.6         16.3
Plan amendments                                        44.3      7.1         40.1           --
Early retirement program expense                         --     27.8           --           --
Actuarial loss                                        101.6     74.8         10.7         51.9
Benefits paid                                         (90.8)   (16.2)       (28.7)       (15.9)
-----------------------------------------------------------------------------------------------
Benefit obligation as of December 31                1,500.1    533.4        601.3        266.5
-----------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets as of January 1*          1,542.5    420.8          2.8           --
Actual return on plan assets                          231.3     57.3          0.7           --
Company contribution                                     --       --          0.4           --
Benefits paid                                         (90.8)   (16.2)          --           --
-----------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31         1,683.0    461.9          3.9           --
-----------------------------------------------------------------------------------------------

Funded status of plan*                                182.9    (71.5)      (597.4)      (266.5)
Unrecognized actuarial loss (gain)                   (110.8)     3.0         30.6           --
Unrecognized prior service cost                        63.0       --         27.4           --
Unrecognized net transition obligation (asset)        (18.0)      --        129.3           --
-----------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                     $  117.1   $(68.5)     $(410.1)     $(266.5)
===============================================================================================

Assumptions used as of December 31:
Discount rate                                          7.00%    7.25%        7.00%        7.25%
Expected long-term return on plan assets              10.25%   10.00%       10.25%       10.00%
Rate of compensation increase                          4.00%    4.00%        4.00%        4.00%

  * 1998 beginning balances represents 1998 merger of Centerior and OE plans into FirstEnergy plans.



          The Consolidated Balance Sheet classification of Pensions and Other Postretirement Benefits at December 31, 1998 and 1997 includes the Company's share of the net pension liability of $47.7 million and $49.2 million, respectively; and the Company's share of the accrued postretirement liability of $170.0 million and $149.5 million, respectively.

          Net pension and other postretirement benefit costs for the three years ended December 31, 1998 (FirstEnergy plans in 1998 and Centerior plans in 1997 and 1996) were computed as follows:



                                         Pension Benefits         Other Postretirement Benefits
                                  -----------------------------   -----------------------------
                                              1997                            1997
                                        ----------------                 ----------------
                                        Nov. 8-| Jan. 1-                 Nov. 8-| Jan. 1-
                                  1998  Dec. 31| Nov. 7   1996     1998  Dec. 31| Nov. 7  1996
-----------------------------------------------|--------------------------------|-------------
                                               |          (In millions)         |
                                               |                                |
                                               |                                |
Service cost                    $  25.0  $ 2.3 |  $ 11.1  $ 12.6   $ 7.5   $0.5 |$ 1.8   $ 2.1
Interest cost                      92.5    6.1 |    25.4    27.9    37.6    2.8 | 13.5    17.8
Expected return on plan assets   (152.7)  (7.7)|   (38.0)  (43.0)   (0.3)    -- |   --      --
Amortization of transition                     |                                |
 obligation (asset)                (8.0)    -- |    (3.0)   (3.5)    9.2     -- |  6.4     7.5
Amortization of prior service                  |                                |
 cost                               2.3     -- |     1.1     1.3    (0.8)    -- |   --      --
Recognized net actuarial loss                  |                                |
 (gain)                            (2.6)    -- |    (0.5)   (2.7)     --     -- | (0.9)     --
Voluntary early retirement                     |                                |
 program expense                     --   23.0 |     4.8      --      --     -- |   --      --
-----------------------------------------------|--------------------------------|--------------
Net benefit cost                $ (43.5) $23.7 |  $  0.9  $ (7.4)  $53.2   $3.3 |$20.8   $27.4
===============================================|================================|==============
Company's share of total plan                  |                                |
costs                           $  (2.7) $16.5 |  $ (2.5) $ (5.0)  $14.5   $2.6 |$11.4   $18.4
-----------------------------------------------------------------------------------------------


          The FirstEnergy plans' health care trend rate assumption is 5.5% in the first year gradually decreasing to 4.0% for the year 2008 and later. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $4.0 million and the postretirement benefit obligation by $68.1 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $3.2 million and the postretirement benefit obligation by $55.2 million.

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues, operating expenses and interest charges include amounts for transactions with affiliated companies in the ordinary course of business operations.

          The Company's transactions with TE and the other FirstEnergy operating subsidiaries (OE and Penn) from the November 8, 1997 merger date are primarily for firm power, interchange power, transmission line rentals and jointly owned power plant operations and construction (see Note 7). Beginning in May 1996, Centerior Funding began serving as the transferor in connection with the accounts receivable securitization for the Company and TE.

          The Service Company (formerly a wholly owned subsidiary of Centerior and now a wholly owned subsidiary of FirstEnergy) provided support services at cost to the Company and other affiliated companies. The Service Company billed the Company $80.6 million, $34.1 million, $130.8 million and $148.6 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively, for such services.

          Fuel and purchased power expenses on the Consolidated Statements of Income include the cost of power purchased from TE of $104.7 million, $17.7 million, $98.5 million and $105.0 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $32 million, $3 million, $13 million and $37 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively.

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


                                            1998           1997
--------------------------------------------------------------------
                                    Carrying  Fair  Carrying  Fair
                                      Value   Value   Value   Value
-------------------------------------------------------------------
                                              (In millions)
Long-term debt                       $2,883  $3,120  $3,093  $3,238
Preferred stock                      $  183  $  184  $  198  $  198
Investments other than cash
 and cash equivalents:
  Debt securities
  - (Maturing in more than 10 years) $  543  $  533  $  547  $  553
  All other                             135     136     105     104
-------------------------------------------------------------------
                                     $  678  $  669  $  652  $  657
====================================================================



          The carrying values of long-term debt and preferred stock subject to mandatory redemption were adjusted to fair value in connection with the OE-Centerior merger and reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

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

REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets related to nonnuclear operations are being recovered from customers under the Company's regulatory plan. Based on the regulatory plan, at this time, the Company believes it will continue to be able to bill and collect cost-based rates (with the exception of the Company's nuclear operations as discussed below); accordingly, it is appropriate that the Company continues the application of SFAS 71 in the foreseeable future for its nonnuclear operations.

          The Company discontinued the application of SFAS 71 for its nuclear operations in October 1997 when implementation of the regulatory plan became probable. The regulatory plan does not provide for full recovery of the Company's nuclear operations. In accordance with SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of SFAS 71," the Company was required to remove from its balance sheet all regulatory assets and liabilities related to the portion of its business for which SFAS 71 was discontinued and to assess all other assets for impairment. Regulatory assets attributable to nuclear operations of $499.1 million
($324.4 million after taxes) were written off as an extraordinary item in October 1997. The regulatory assets attributable to nuclear operations written off represent the net amounts due from customers for future federal income taxes when the taxes become payable, which, under the regulatory plan, are no longer recoverable from customers. The remainder of the Company's business continues to comply with the provisions of SFAS 71. All remaining regulatory assets will continue to be recovered through rates set for the nonnuclear portion of the Company's business. For financial reporting purposes, the net book value of the nuclear generating units was not impaired as a result of the regulatory plan.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:




                                                  1998       1997
-----------------------------------------------------------------
                                                    (In millions)
Nuclear unit expenses                           $ 298.0    $ 309.0
Customer receivables for future income taxes       13.0       18.6
Rate stabilization program deferrals              276.0      288.1
Sale and leaseback costs                         (140.9)    (150.0)
Loss on reacquired debt                            81.6       80.9
Other                                              28.2       33.1
------------------------------------------------------------------
     Total                                      $ 555.9    $ 579.7
==================================================================

2.  LEASES:

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

          As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 1998 were approximately $1.9 billion.)

          The Company is buying 150 megawatts of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $98.5 million, $16.8 million, $87.4 million and $99.4 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively. This purchase is expected to continue through the end of the lease period. The future minimum lease payments through 2017 associated with Beaver Valley Unit 2 are approximately $1.1 billion.

          Nuclear fuel is currently financed for the Company and TE through leases with a special-purpose corporation. As of December 31, 1998, $156 million of nuclear fuel ($88 million for the Company) was financed under a lease financing arrangement totaling $175 million ($60 million of intermediate-term notes and $115 million from bank credit arrangements). The notes mature from 1999 through 2000 and the bank credit arrangements expire in September 2000. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1998 are summarized as follows:



                                  Nov. 8 -       Jan. 1 -
                       1998    Dec. 31, 1997    Nov. 7, 1997    1996
---------------------------------------------------------------------
                                       (In millions)
                                              |
Operating leases                              |
  Interest element   $ 32.4        $10.6      |     $ 56.0     $ 58.1
  Other                74.4          8.4      |       18.3        4.8
Capital leases                                |
  Interest element      7.0          1.5      |        8.5       10.1
  Other                36.1          7.5      |       43.4       51.7
----------------------------------------------|----------------------
  Total rentals      $149.9        $28.0      |     $126.2     $124.7
======================================================================



          The future minimum lease payments as of December 31, 1998 are:

                                            Operating Leases
                                       ----------------------------
                              Capital   Lease     Capital
                              Leases   Payments    Trust      Net
------------------------------------------------------------------
                                        (In millions)
1999                          $35.9    $   69.3    $ 62.9   $  6.4
2000                           25.5        66.6      60.5      6.1
2001                           16.0        71.7      50.2     21.5
2002                            8.2        76.4      70.6      5.8
2003                            3.4        77.5      77.9     (0.4)
Years thereafter               10.8       776.2     564.3    211.9
-------------------------------------------------------------------
Total minimum lease payments   99.8    $1,137.7    $886.4   $251.3
                                       ========    ======   ======
Interest portion               16.1
-----------------------------------
Present value of net
  minimum lease payments       83.7
Less current portion           30.0
-----------------------------------
Noncurrent portion            $53.7
===================================


          The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($575 million for the Company and $145 million for TE) of first mortgage bonds due in 2000, 2004 and 2007 to a trust as security for the issuance of a like principal amount of secured notes due in 2000, 2004 and 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($569.4 million for the Company and $337.1 million for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose-funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduces lease costs related to that transaction.

3.  CAPITALIZATION:

     (A)  RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock. The merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

     (B)  COMPREHENSIVE INCOME-

          In 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income," and applied the standard to all periods presented in the Consolidated Statements of Common Stockholder's Equity. Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except dividends to stockholders. Net income and comprehensive income are the same for each period presented.

     (C)  PREFERRED AND PREFERENCE STOCK-

          The Company's $88.00 Series R preferred stock is not redeemable before December 2001 and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

          The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 1998.

          Preference stock authorized for the Company is 3,000,000 shares without par value. No preference shares are currently outstanding.
          A liability of $14 million was included in the Company's net assets as of the merger date for preferred dividends declared attributable to the post-merger period. Accordingly, no accrual for preferred stock dividend requirements was included on the Company's November 8, 1997 to December 31, 1997 Consolidated Statement of Income. This liability was subsequently reduced to zero in 1998.

     (D)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          Annual sinking fund provisions for preferred stock are as follows:


                         Redemption
                         Price Per
Series        Shares        Share         Date      Beginning
-------------------------------------------------------------
$ 7.35 C     10,000       $  100                         (i)
 88.00 E      3,000        1,000                         (i)
 91.50 Q     10,714        1,000                         (i)
 90.00 S     18,750        1,000        November 1     1999
 88.00 R     50,000        1,000        December 1     2001
-------------------------------------------------------------


(i) Sinking fund provisions are in effect.



          Annual sinking fund requirements for the next five years are $33.5 million in each year 1999 and 2000, $80.5 million in 2001, $18.0 million in 2002 and $1.0 million in 2003.

     (E)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:






                (In millions)
----------------------------
1999                 $144.5
2000                  175.0
2001                   56.5
2002                  228.0
2003                  115.0
---------------------------



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

4.  SHORT-TERM BORROWINGS:

          FirstEnergy has a $100 million revolving credit facility that expires in May 1999. FirstEnergy may borrow under the facility, with all borrowings jointly and severally guaranteed by the Company and TE. FirstEnergy plans to transfer any of its borrowed funds to the Company and TE. The credit agreement is secured with first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively. The credit agreement also provides the participating banks with a subordinate mortgage security interest in the properties of the Company and TE. The banks' fee is 0.50% per annum payable quarterly in addition to interest on any borrowings. There were no borrowings under the facility at December 31, 1998. Also, the Company may borrow from its affiliates on a short-term basis. At December 31, 1998, the Company had total short-term borrowings of $80.6 million from its affiliates with a weighted average interest rate of approximately 5.5%.

5.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $701 million for property additions and improvements from 1999-2003, of which approximately $150 million is applicable to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $130 million, of which approximately $14 million applies to 1999. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $150 million and $32 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.7 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Plant and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $94.2 million per incident but not more than $10.7 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, the Davis-Besse Plant and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $558 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $14.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

GUARANTEE-

          The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1998, the Company's share of the guarantee (which approximates fair market value) was $9.4 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract were $52.5 million, $51.2 million and $47.0 million during 1998, 1997 and 1996, respectively. The Company's minimum payment for 1999 is approximately $14 million. The contract expires December 31, 1999.

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $145 million, which is included in the construction forecast provided under "Capital Expenditures" for 1999 through 2003.

          The Company is in compliance with the current sulfur dioxide
(SO2) and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions in 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. In September 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities by May 2003. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. By September 1999, each of the twenty-two states are required to submit revised State Implementation Plans
(SIP) which comply with individual state NOx budgets established by the EPA. These state NOx budgets contemplate an 85% reduction in utility plant NOx emissions from 1990 emissions. A proposed Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA suggests that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a September 1998 proposed rulemaking established an alternative program which would require nearly identical 85% NOx reductions at the Company's Ohio and Pennsylvania plants by May 2003 in the event implementation of the NOx Transport Rule is delayed. FirstEnergy continues to evaluate its compliance plans and other compliance options and currently estimates its additional capital expenditures for NOx reductions may reach $500 million.

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

          In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. The cost of compliance with these regulations may be substantial and depends on the manner in which they are implemented by the states in which the Company operates affected facilities.

          The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations that the Company disposed of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $4.7 million as of December 31, 1998, based on estimates of the costs of cleanup and the proportionate responsibility of other PRPs for such costs. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

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

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1998 and 1997.


                                             March 31,  June 30,  September 30,  December 31,
     Three Months Ended                        1998       1998        1998          1998
--------------------------------------------------------------------------------------------
                                                             (In millions)
Operating Revenues                            $415.0    $465.2       $512.6        $389.5
Operating Expenses and Taxes                   324.3     377.8        389.4         321.9
-----------------------------------------------------------------------------------------------
Operating Income                                90.7      87.4        123.2          67.6
Other Income                                     7.6       5.9          8.1           3.7
Net Interest Charges                            58.7      58.5         56.3          55.9
-----------------------------------------------------------------------------------------------
Net Income                                    $ 39.6    $ 34.8       $ 75.0        $ 15.4
===============================================================================================
Earnings on Common Stock                      $ 38.6    $ 27.4       $ 66.5        $  7.6
===============================================================================================




                                          Three Months Ended
                                     ----------------------------
                                     Mar. 31,  June 30,  Sept. 30,      Oct. 1 -      Nov. 8 -
                                       1997      1997      1997      Nov. 7, 1997   Dec. 31, 1997
--------------------------------------------------------------------------------------------------
                                                            (In millions)         |
                                                                                  |
Operating Revenues                   $431.6    $428.2    $499.5        $ 169.7    |    $254.0
Operating Expenses and Taxes          351.6     350.8     368.0          151.3    |     204.5
----------------------------------------------------------------------------------|------------
Operating Income                       80.0      77.4     131.5           18.4    |      49.5
Other Income (Expense)                 (3.7)     (5.2)      7.5           (1.2)   |       4.6
Net Interest Charges                   56.1      58.2      71.3           24.0    |      34.8
----------------------------------------------------------------------------------|------------
Income (Loss) Before Extraordinary                                                |
 Item                                  20.2      14.0      67.7           (6.8)   |      19.3
Extraordinary Item (Net of                                                        |
 Income Taxes) (Note 1)                  --        --        --         (324.4)   |        --
----------------------------------------------------------------------------------|------------
Net Income (Loss)                    $ 20.2    $ 14.0    $ 67.7        $(331.2)   |    $ 19.3
==================================================================================|============
Earnings (Loss) on Common Stock      $ 10.9    $  4.9    $ 58.9        $(348.9)   |    $ 19.3
===============================================================================================


7.  PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME (UNAUDITED):

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

          Accumulated amortization of goodwill was approximately
$44 million as of December 31, 1998. The merger purchase accounting adjustments included recognizing estimated severance and other compensation liabilities ($56 million). The amount charged against the liability in 1998 relating to the costs of involuntary employee separation was $30 million. The liability was subsequently reduced to approximately $9 million as of December 31, 1998 to represent potential costs associated with the separation of 493 Company employees. The liability adjustment was offset by a corresponding reduction to goodwill recognized in connection with the Centerior acquisition.

          The following pro forma statements of income for the Company give effect to the OE-Centerior merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.

                                        Year Ended December 31,
                                        -----------------------
                                           1997        1996
---------------------------------------------------------------
                                             (In millions)
Operating Revenues                       $1,783       $1,790
Operating Expenses and Taxes              1,418        1,424
                                         ------       ------
Operating Income                            365          366
Other Income                                 15            2
Net Interest Charges                        232          227
                                         ------       ------
Net Income                               $  148       $  141
=============================================================



          Pro forma adjustments reflected above include: (1) adjusting the Company's nuclear generating units to fair value based upon independent appraisals and estimated discounted future cash flows based on management's estimate of cost recovery; (2) the effect of discontinuing SFAS 71 for the Company's nuclear operations; (3) amortization of the fair value adjustment for long-term debt; (4) goodwill recognized representing the excess of the Company's portion of the purchase price over the Company's adjusted net assets; (5) the elimination of merger costs; and (6) adjustments for estimated tax effects of the above adjustments.

8.  PENDING MERGER OF TE INTO THE COMPANY:

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

          For the merging companies, the combined pro forma operating revenues were $2.621 billion, $2.527 billion and $2.554 billion and the combined pro forma net income was $272 million, $220 million (excluding the extraordinary item discussed in Note 1 and a similar item for TE) and $218 million for the years 1998, 1997 and 1996, respectively. The pro forma data is based on accounting for the merger of the Company and TE on a method similar to a pooling of interests and for 1997 and 1996 includes pro forma adjustments to reflect the effect of the OE-Centerior merger. The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and TE.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Cleveland Electric Illuminating Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Cleveland Electric Illuminating Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for the year ended December 31, 1996, the period from January 1, 1997 to November 7, 1997 (pre-merger), the period from November 8, 1997 to December 31, 1997 (post-merger), and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1996, the period from January 1, 1997 to November 7, 1997 (pre-merger), the period from November 8, 1997 to December 31, 1997 (post-merger), and the year ended December 31, 1998, in conformity with generally accepted accounting principles.







                                ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 12, 1999