Form 10-K, Exhibit 13
period 1998-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1999-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                                    THE TOLEDO EDISON COMPANY

                                          CONSOLIDATED FINANCIAL AND OPERATING STATISTICS
                                                           Nov. 8 -         Jan. 1 -
                                                 1998     Dec. 31, 1997     Nov. 7, 1997     1996        1995         1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)
GENERAL FINANCIAL INFORMATION:                                          |
                                                                        |
Operating Revenues                           $  957,037    $  122,669   |    $  772,707   $  897,259   $  873,657   $  864,647
                                             ==========    ==========   |    ==========   ==========   ==========   ==========
Operating Income                             $  180,261    $   19,055   |    $  123,282   $  156,815   $  188,068   $  179,499
                                             ==========    ==========   |    ==========   ==========   ==========   ==========
Income Before Extraordinary Item             $  106,582    $    7,616   |    $   41,769   $   57,289   $   96,762   $   82,531
                                             ==========    ==========   |    ==========   ==========   ==========   ==========
Net Income (Loss)                            $  106,582    $    7,616   |    $ (150,132)  $   57,289   $   96,762   $   82,531
                                             ==========    ==========   |    ==========   ==========   ==========   ==========
Earnings (Loss) on Common Stock              $   92,972    $    7,616   |    $ (169,567)  $   40,363   $   78,510   $   62,311
                                             ==========    ==========   |    ==========   ==========   ==========   ==========
Net Utility Plant                            $1,168,216    $1,170,806   |                 $2,079,742   $2,122,266   $2,204,717
                                             ==========    ==========   |                 ==========   ==========   ==========
Total Assets                                 $2,768,765    $2,758,152   |                 $3,428,175   $3,532,714   $3,546,628
                                             ==========    ==========   |                 ==========   ==========   ==========
                                                                        |
CAPITALIZATION:                                                         |
Common Stockholder's Equity                  $  575,692    $  531,650   |                 $  803,237   $  762,877   $  684,568
Preferred Stock-                                                        |
  Not Subject to Mandatory Redemption           210,000       210,000   |                    210,000      210,000      210,000
  Subject to Mandatory Redemption                    --         1,690   |                      3,355        5,020        6,685
Long-Term Debt                                1,083,666     1,210,190   |                  1,051,517    1,119,294    1,241,331
                                             ----------    ----------   |                 ----------   ----------   ----------
Total Capitalization                         $1,869,358    $1,953,530   |                 $2,068,109   $2,097,191   $2,142,584
                                             ==========    ==========   |                 ==========   ==========   ==========
                                                                        |
CAPITALIZATION RATIOS:                                                  |
Common Stockholder's Equity                        30.8%         27.2%  |                       38.8%        36.4%        32.0%
Preferred Stock-                                                        |
  Not Subject to Mandatory Redemption              11.2          10.8   |                       10.2         10.0          9.8
  Subject to Mandatory Redemption                    --           0.1   |                        0.2          0.2          0.3
Long-Term Debt                                     58.0          61.9   |                       50.8         53.4         57.9
                                                  -----         -----   |                      -----        -----        -----
Total Capitalization                              100.0%        100.0%  |                      100.0%       100.0%       100.0%
                                                  =====         =====   |                      =====        =====        =====
                                                                        |
KILOWATT-HOUR SALES (Millions):                                         |
Residential                                       2,252           355   |         1,718        2,145        2,164        2,056
Commercial                                        2,425           284   |         1,498        1,790        1,748        1,711
Industrial                                        5,317           847   |         4,003        4,301        4,174        4,099
Other                                                63            79   |           413          488          500          499
                                             ----------    ----------   |    ----------   ----------   ----------   ----------
Total Retail                                     10,057         1,565   |         7,632        8,724        8,586        8,365
Total Wholesale                                   1,617           435   |         2,218        2,330        2,563        2,548
                                             ----------    ----------   |    ----------   ----------   ----------   ----------
Total                                            11,674         2,000   |         9,850       11,054       11,149       10,913
                                             ==========    ==========   |    ==========   ==========   ==========   ==========
CUSTOMERS SERVED (Year-End):                                            |
Residential                                     265,237       262,501   |                    261,541      260,007      256,998
Commercial                                       31,982        29,367   |                     27,411       26,508       25,921
Industrial                                        1,954         1,835   |                      1,839        1,846        1,839
Other                                               359           347   |                      2,136        2,119        1,858
                                             ----------    ----------   |                  ---------   ----------   ----------
Total                                           299,532       294,050   |                    292,927      290,480      286,616
                                             ==========    ==========   |                  =========   ==========   ==========
                                                                        |
Average Annual Residential kWh Usage              8,554         7,937   |                      8,284        8,384        8,044
Peak Load-Megawatts                               1,978         1,813   |                      1,758        1,738        1,620
Number of Employees (Year-End)                      997         1,532   |                      1,643        1,809        1,887


                      THE TOLEDO EDISON COMPANY

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

          Financial results reflect the application of purchase accounting to the merger. This accounting resulted in fair value adjustments, which were "pushed down" or reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date, including our financial statements. As a result, we recorded purchase accounting fair value adjustments to: (1) revalue our nuclear generating units to fair value, (2) adjust long-term debt to fair value, (3) adjust our retirement and severance benefit liabilities, and (4) record goodwill. Accordingly, the post-merger financial statements reflect a new basis of accounting, and separate financial statements are presented for the pre-merger and post-merger periods. For the remainder of this discussion, for categories substantially unaffected by the merger and with no significant pre-merger or post-merger accounting events, we have combined the 1997 pre-merger and post-merger periods and have compared the total for 1997 to 1998 and 1996.

          Earnings on common stock were $93.0 million in 1998. Results for 1998 were adversely affected by sharp increases in the spot market price for electricity occasioned by a constrained power supply and heavy customer demand in the latter part of June 1998, combined with unscheduled generating unit outages, which resulted in spot market purchases of power at prices which substantially exceeded amounts recovered from retail customers. Pre-merger earnings on common stock in 1997 included an October 1997 write-off of certain regulatory assets. Excluding this write-off, pre-merger earnings on common stock were $22.3 million. For the seven-week post-merger period, earnings on common stock were $7.6 million. Earnings on common stock were $40.4 million in 1996.

          After experiencing a decline in operating revenues in 1997, compared to the previous year, we achieved record operating revenues in 1998. The following table summarizes the sources of changes in operating revenues for 1998 and 1997 as compared to the prior year:


                                                1998       1997
                                                ----       ----
                                                 (In millions)
Increase in retail kilowatt-hour sales          $68.2    $ 14.4
Decrease in average retail price                 (8.8)    (23.4)
Wholesale sales                                  (6.6)      7.8
Other                                             8.9      (0.7)
---------------------------------------------------------------
Net Change                                      $61.7    $ (1.9)
===============================================================



          Total kilowatt-hour sales were down in 1998 from the prior year after establishing a new record high in 1997. The decline was due to a 39.1% decrease in sales to wholesale customers. Several generating unit outages, described later in this report, reduced energy available for sale to the wholesale market. Retail sales were up for all customer groups; residential, commercial and industrial with increases of 8.6%, 9.5% and 9.6%, respectively, compared to 1997. Retail kilowatt-hour sales benefited from growth in the customer base, which added almost 5,500 new customers during the year. Expanded production at the new North Star BHP Steel (North Star) facility was a major contributor to the increase in industrial kilowatt-hour sales. In 1997, North Star was also a major contributor to industrial sales, which experienced a 12.8% increase, compared to 1996. This increase was offset in part by reduced kilowatt-hour sales to residential and commercial customers, which declined 3.3% and 0.5%, respectively.

          Operation and maintenance expenses increased in 1998 compared to the prior year due to increased fuel and purchased power costs, offset in part by a decrease in nuclear operating costs. Most of the increase in fuel and purchased power occurred in the second quarter and resulted from a combination of factors. In late June 1998, the midwestern and southern regions of the United States experienced electricity shortages caused mainly by record temperatures and humidity and unscheduled generating unit outages. During this period, Beaver Valley Unit 2 was out of service and the Davis-Besse Plant was removed from service as a result of damage to transmission facilities caused by a tornado. As a result, we purchased significant amounts of power on the spot market at unusually high prices, causing the increase in purchased power costs. An increase in purchased power costs also contributed to the 1997 increase in fuel and purchased power costs, compared to 1996, which was offset in part by lower fuel costs caused by an increase in the mix of nuclear generation to coal-fired generation. Nuclear operating costs were lower in 1998, compared to 1997, reflecting a decrease in costs at the Perry Plant offset in part by higher costs at the Beaver Valley and Davis-Besse plants. Nuclear operating costs in 1997 were relatively unchanged from 1996 with increased operating costs at the Beaver Valley Plant substantially offset by lower operating costs at the Perry and Davis-Besse plants. Other operating costs were higher in 1997 than the previous year principally due to a $9.3 million severance and early retirement charge in the 1997 pre-merger period. In 1998, other operating costs increased slightly, compared to 1997, despite the absence of the severance and early retirement charge recorded in 1997 primarily due to increased fossil plant costs.

          Lower depreciable asset balances resulting from the purchase accounting adjustment reduced depreciation in the 1998 and 1997 post-merger period. These reductions were partially offset by the amortization of goodwill recognized with the application of purchase accounting. Depreciation in the 1997 pre-merger period increased principally due to changes in depreciation rates approved in the April 1996 Public Utilities Commission of Ohio (PUCO) rate order.

          Interest income on trust notes acquired in connection with the Bruce Mansfield Plant lease refinancing (see Note 2), which began in June 1997, was the principal cause of an increase in other income in 1998 and the 1997 post-merger period. In the pre-merger period of 1997, interest income on the trust notes was substantially offset by merger-related expenses. Total interest charges decreased in 1998 principally due to the amortization of net premiums associated with the revaluation of long-term debt in connection with the merger, which also contributed to the decrease in interest charges in the post-merger period of 1997. In the pre-merger period of 1997, interest charges were higher because interest on new secured notes and short-term borrowings for the Bruce Mansfield Plant lease refinancing exceeded the expense reduction from the redemption and refinancing of debt securities.

          Preferred stock dividend requirements in 1998 were reduced by $3 million and in 1997 were increased by $3 million due to the declaration of preferred dividends as of the merger date for dividends attributable to the post-merger period (see Note 3c).

Capital Resources and Liquidity

           We continue to actively pursue economic refinancings and optional redemptions to reduce the cost of debt and preferred stock, and improve our financial position. In 1998, we completed $26 million of optional redemptions. We reduced total debt by approximately $66 million during 1998. Our common stockholder's equity percentage of capitalization increased to 31% at December 31, 1998 from 27% at the end of the previous year. The merger resulted in improved credit ratings in 1997, which have lowered the cost of new issues. The following table summarizes changes in credit ratings resulting from the merger:

                                 Pre-Merger                  Post-Merger
                          -------------------------   --------------------------
                           Standard       Moody's      Standard       Moody's
                           & Poor's      Investors     & Poor's      Investors
                          Corporation  Service, Inc.  Corporation  Service, Inc.
                          -----------  -------------  -----------  -------------
First mortgage bonds           BB           Ba2            BB+           Ba1
Subordinated debt              B+           B1             BB-           Ba3
Preferred Stock                B            b2             BB-           b1


          Excluding the effect of the Bruce Mansfield Plant lease refinancing, interest costs on long-term debt were reduced by approximately $4 million in 1998, compared to 1997. Through economic refinancings and redemptions of higher cost debt we have reduced the average cost of outstanding debt from 9.19% in 1993 to 8.25% in 1997 and 8.08% in 1998. We continue to streamline our operations, as evidenced by a 50% increase in FirstEnergy's customer/employee ratio, which has increased from 165 at the end of 1993 to 247 as of December 31, 1998. Merger-related savings through consolidation of activities have contributed to these results.

          Our cash requirements in 1999 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $475.2 million for the 1999-2003 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $105.9 million applies to 1999.

          We had about $105.4 million of cash and temporary investments and no short-term indebtedness on December 31, 1998. Upon completion of the merger, application of purchase accounting reduced bondable property such that we are not currently able to issue additional first mortgage bonds, except in connection with refinancing. Together with The Cleveland Electric Illuminating
Company, as of December 31, 1998, we had unused borrowing capability of $100 million under a FirstEnergy revolving line of credit.

          Our capital spending for the period 1999-2003 is expected to be about $257 million (excluding nuclear fuel), of which approximately $58 million applies to 1999. Investments in additional nuclear fuel during the 1999-2003 period are estimated to be approximately $102 million, of which about $9 million applies to 1999. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $120 million and $26 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments net of trust cash receipts of approximately $360 million for the 1999-2003 period, of which approximately $70 million relates to 1999. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

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


----------------------------------------------------------------------------------------------------
                                                                           There-            Fair
                                   1999    2000    2001    2002    2003    after    Total    Value
                                                       (Dollars in Millions)
---------------------------------------------------------------------------------------------------
Investments other than Cash and
Cash Equivalents:
Fixed Income                       $ 15   $ 15     $17    $ 20    $19     $241     $  327  $  334
  Average interest rate             7.6%   7.6%    7.6%    7.6%   7.6%     7.3%       7.4%
---------------------------------------------------------------------------------------------------
Liabilities
---------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                         $104   $ 76     $30    $165    $98     $594     $1,067  $1,143
  Average interest rate             7.4%   7.3%    9.2%    8.6%   7.9%     7.8%       7.9%
Variable rate                                                             $ 31     $   31  $   31
  Average interest rate                                                    3.1%       3.1%
---------------------------------------------------------------------------------------------------
Preferred Stock                    $  2                                            $    2  $    2
  Average dividend rate             9.4%                                              9.4%
---------------------------------------------------------------------------------------------------


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

          As part of the regulatory plan, the base rate freeze is to be followed by a $93 million base rate reduction in 2006; interim reductions which began in June 1998 of $3 per month will increase to $5 per month per residential customer by July 1, 2001. Total savings of $111 million are anticipated over the term of the plan for our customers. We have committed $35 million for economic development and energy efficiency programs.

          We have been authorized by the PUCO to recognize, for regulatory accounting purposes, additional depreciation related to our generating assets and additional amortization of regulatory assets during the regulatory plan period of at least $647 million more than the amounts that would have been recognized if the regulatory plans were not in effect. For regulatory purposes these additional charges will be reflected over the rate plan period. Our regulatory plan does not provide for full recovery of nuclear operations. Accordingly, regulatory assets representing customer receivables for future income taxes related to nuclear assets of $295 million were written off ($192 million net of income taxes) prior to consummation of the merger since we ceased application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation" for our nuclear operations when implementation of the FirstEnergy regulatory plan became probable.

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

          At the consummation of the merger in November 1997, we recognized a fair value purchase accounting adjustment, which decreased the carrying value of our nuclear assets by approximately $842 million based upon cash flow models. The fair value adjustment to nuclear plant recognized for financial reporting purposes will ultimately satisfy the asset reduction commitment contained in our regulatory plan.

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

          We are aware of our potential involvement in the cleanup of several sites containing hazardous waste. Although these sites are not on the Superfund National Priorities List, they are generally being administered by various governmental entities in the same manner as they would be administered if they were on such a list. Allegations that we disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all "potentially responsible parties" for a particular site be held liable on a joint and several basis. If we were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $101 million. However, we believe that the actual cleanup costs will be substantially less than 100% and that most of the other parties involved are financially able to contribute their share. We have accrued a $1.1 million liability as of December 31, 1998, based on estimates of the costs of cleanup and our proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

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

          We are using both internal and external resources to reprogram and/or replace and test our software for Year 2000 modifications. Of the $17 million total project cost, approximately $14 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $3 million will be expensed as incurred. As of December 31, 1998, we have spent $11 million for Year 2000 capital projects and had expensed approximately $2 million for Year 2000-related maintenance activities. Our total Year 2000 project cost, as well as our estimates of the time needed to complete remedial efforts, are based on currently available information and do not include the estimated costs and time associated with the impact of third party Year 2000 issues.

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

                                              THE TOLEDO EDISON COMPANY

                                          CONSOLIDATED STATEMENTS OF INCOME

                                                                For the Year                                For the Year
                                                                    Ended                                      Ended
                                                                December 31,     Nov. 8 -      Jan. 1 -      December 31,
                                                                     1998      Dec. 31, 1997  Nov. 7, 1997      1996
---------------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
                                                                                           |
OPERATING REVENUES (1)                                           $957,037        $122,669  |   $ 772,707        $897,259
                                                                                           |
OPERATING EXPENSES AND TAXES:                                                              |
  Fuel and purchased power                                        202,239          22,926  |     158,027         177,517
  Nuclear operating costs                                         160,080          29,372  |     138,559         168,458
  Other operating costs                                           166,935          20,608  |     145,174         157,785
                                                                 --------        --------  |   ---------        --------
    Total operation and maintenance expenses                      529,254          72,906  |     441,760         503,760
  Provision for depreciation and amortization                      94,703          13,133  |      98,986         115,083
  General taxes                                                    86,661          13,126  |      77,426          89,647
  Income taxes                                                     66,158           4,449  |      31,253          31,954
                                                                 --------        --------  |   ---------        --------
    Total operating expenses and taxes                            776,776         103,614  |     649,425         740,444
                                                                 --------        --------  |   ---------        --------
OPERATING INCOME                                                  180,261          19,055  |     123,282         156,815
                                                                                           |
OTHER INCOME (EXPENSE)                                             12,225           2,153  |       2,153          (4,585)
                                                                 --------        --------  |   ---------        --------
INCOME BEFORE NET INTEREST CHARGES                                192,486          21,208  |     125,435         152,230
                                                                 --------        --------  |   ---------        --------
NET INTEREST CHARGES:                                                                      |
  Interest on long-term debt                                       88,364          13,689  |      74,264          85,535
  Allowance for borrowed funds used during                                                 |
    construction                                                   (1,273)           (138) |        (259)           (827)
  Other interest expense                                           (1,187)             41  |       9,661          10,233
                                                                 --------        --------  |    --------        --------
    Net interest charges                                           85,904          13,592  |      83,666          94,941
                                                                 --------        --------  |    --------        --------
INCOME BEFORE EXTRAORDINARY ITEM                                  106,582           7,616  |      41,769          57,289
                                                                                           |
EXTRAORDINARY ITEM (NET OF INCOME                                                          |
  TAXES) (Note 1)                                                      --              --  |    (191,901)             --
                                                                 --------        --------  |   ---------        --------
NET INCOME (LOSS)                                                 106,582           7,616  |    (150,132)         57,289
                                                                                           |
PREFERRED STOCK DIVIDEND                                                                   |
  REQUIREMENTS                                                     13,610              --  |      19,435          16,926
                                                                 --------        --------  |   ---------        --------
EARNINGS (LOSS) ON COMMON STOCK                                  $ 92,972        $  7,616  |   $(169,567)       $ 40,363
                                                                 ========        ========  |   =========        ========


(1)  Includes electric sales to associated companies of $123.6 million, $17.7 million,
     $98.5 million and  $105.0 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                     THE TOLEDO EDISON COMPANY

                                    CONSOLIDATED BALANCE SHEETS
At December 31,                                           1998             1997
------------------------------------------------------------------------------------
                                                             (In thousands)

                       ASSETS
UTILITY PLANT:
  In service                                           $1,757,364        $1,763,495
  Less--Accumulated provision for depreciation            626,942           619,222
                                                       ----------        ----------
                                                        1,130,422         1,144,273
                                                       ----------        ----------
  Construction work in progress--
    Electric plant                                         26,603            19,901
    Nuclear fuel                                           11,191             6,632
                                                       ----------        ----------
                                                           37,794            26,533
                                                       ----------        ----------
                                                        1,168,216         1,170,806
                                                       ----------        ----------
OTHER PROPERTY AND INVESTMENTS:
  Shippingport Capital Trust (Note 2)                     310,762           312,873
  Nuclear plant decommissioning trusts                    102,749            85,956
  Other                                                     3,656             3,164
                                                       ----------        ----------
                                                          417,167           401,993
                                                       ----------        ----------
CURRENT ASSETS:
  Cash and cash equivalents                                 4,140            22,170
  Receivables--
    Customers                                              36,710            19,071
    Associated companies                                   30,006            15,199
    Other                                                   2,316             2,593
  Notes receivable from associated companies              101,236            40,802
  Materials and supplies, at average cost--
    Owned                                                  25,745            31,892
    Under consignment                                      18,148             9,538
  Prepayments and other                                    25,647            26,437
                                                       ----------        ----------
                                                          243,948           167,702
                                                       ----------        ----------
DEFERRED CHARGES:
  Regulatory assets                                       417,704           442,724
  Goodwill                                                474,593           514,462
  Property taxes                                           42,842            45,338
  Other                                                     4,295            15,127
                                                       ----------        ----------
                                                          939,434         1,017,651
                                                       ----------        ----------
                                                       $2,768,765        $2,758,152
                                                       ==========        ==========
   CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements
 of Capitalization):
  Common stockholder's equity                          $  575,692        $  531,650
  Preferred stock--
    Not subject to mandatory redemption                   210,000           210,000
    Subject to mandatory redemption                            --             1,690
  Long-term debt                                        1,083,666         1,210,190
                                                       ----------        ----------
                                                        1,869,358         1,953,530
                                                       ----------        ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred
   stock                                                  130,426            69,979
  Accounts payable--
    Associated companies                                   34,260            21,173
    Other                                                  61,587            60,756
  Accrued taxes                                            62,288            34,441
  Accrued interest                                         24,965            26,633
  Other                                                    14,862            22,603
                                                       ----------        ----------
                                                          328,388           235,585
                                                       ----------        ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                       151,321           104,543
  Accumulated deferred investment tax credits              40,670            43,265
  Pensions and other postretirement benefits              122,314           113,254
  Other                                                   256,714           307,975
                                                       ----------        ----------
                                                          571,019           569,037
                                                       ----------        ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 2 and 5)                                      ----------        ---------
                                                       $2,768,765        $2,758,152
                                                       ==========        ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                                    THE TOLEDO EDISON COMPANY

                                            CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                              1998        1997
--------------------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $5 par value, authorized 60,000,000 shares-
    39,133,887 shares outstanding                                                                         $  195,670  $  195,670
  Premium on capital stock                                                                                   328,559     328,364
  Retained earnings (Note 3A)                                                                                 51,463       7,616
                                                                                                          ----------  ----------
    Total common stockholder's equity                                                                        575,692     531,650
                                                                                                          ----------  ----------

                                                   Number of Shares                  Optional
                                                     Outstanding                 Redemption Price
                                                  ------------------          ----------------------
                                                  1998          1997          Per Share    Aggregate
                                                  ----          ----          ---------    ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 3,000,000 shares
  Not Subject to Mandatory Redemption:
    $ 4.25                                       160,000       160,000         $104.63      $  16,740         16,000      16,000
    $ 4.56                                        50,000        50,000          101.00          5,050          5,000       5,000
    $ 4.25                                       100,000       100,000          102.00         10,200         10,000      10,000
    $ 8.32                                       100,000       100,000          102.46         10,246         10,000      10,000
    $ 7.76                                       150,000       150,000          102.44         15,366         15,000      15,000
    $ 7.80                                       150,000       150,000          101.65         15,248         15,000      15,000
    $10.00                                       190,000       190,000          101.00         19,190         19,000      19,000
                                               ---------     ---------                      ---------     ----------  ----------
                                                 900,000       900,000                         92,040         90,000      90,000
                                               ---------     ---------                      ---------     ----------  ----------
Cumulative, $25 par value-
Authorized 12,000,000 shares
  Not Subject to Mandatory Redemption:
    $ 2.21                                     1,000,000     1,000,000           25.25         25,250         25,000      25,000
    $ 2.365                                    1,400,000     1,400,000           27.75         38,850         35,000      35,000
    Adjustable Series A                        1,200,000     1,200,000           25.00         30,000         30,000      30,000
    Adjustable Series B                        1,200,000     1,200,000           25.00         30,000         30,000      30,000
                                               ---------     ---------                       --------     ----------  ----------
                                               4,800,000     4,800,000                        124,100        120,000     120,000
                                               ---------     ---------                       --------     ----------  ----------
      Total not subject to mandatory
        redemption                             5,700,000     5,700,000                       $216,140        210,000     210,000
                                               =========     =========                       ========     ----------  ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption
  (Note 3D):
    $9.375.                                       16,900        33,550          100.00       $  1,690          1,690       3,355
    Redemption within one year                                                                                (1,690)     (1,665)
                                               ---------     ---------                       --------     ----------  ----------
      Total subject to mandatory
        redemption                                16,900        33,550                       $  1,690             --       1,690
                                               =========     =========                       ========     ----------  ----------
LONG-TERM DEBT (Note 3E):
  First mortgage bonds:
    7.250% due 1999                                                                                           85,000      85,000
    7.500% due 2002                                                                                               --      26,000
    8.000% due 2003                                                                                           35,325      35,725
    7.875% due 2004                                                                                          145,000     145,000
                                                                                                          ----------  ----------
      Total first mortgage bonds                                                                             265,325     291,725
                                                                                                          ----------  ----------

  Unsecured notes and debentures:
    5.750% due 1999-2003                                                                                       3,600       3,900
   10.000% due 2000-2010                                                                                       1,000       1,000
    8.700% due 2002                                                                                          135,000     135,000
                                                                                                          ----------  ----------
      Total unsecured notes and debentures                                                                   139,600     139,900
                                                                                                          ----------  ----------



                                                         THE TOLEDO EDISON COMPANY

                                           CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,                                                                                              1998        1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
LONG-TERM DEBT (Cont.):
  Secured notes:
      7.940% due 1998                                                                                             --       5,000
      8.000% due 1998                                                                                             --       7,000
      9.300% due 1998                                                                                             --      26,000
     10.000% due 1998                                                                                             --         650
      7.720% due 1999                                                                                         15,000      15,000
      8.470% due 1999                                                                                          3,500       3,500
      7.190% due 2000                                                                                         45,000      45,000
      7.380% due 2000                                                                                         14,000      14,000
      7.460% due 2000                                                                                         16,500      16,500
      7.500% due 2000                                                                                            100         100
      8.500% due 2001                                                                                          8,000       8,000
      9.500% due 2001                                                                                         21,000      21,000
      8.180% due 2002                                                                                         17,000      17,000
      8.620% due 2002                                                                                          7,000       7,000
      8.650% due 2002                                                                                          5,000       5,000
      7.760% due 2003                                                                                          5,000       5,000
      7.780% due 2003                                                                                          1,000       1,000
      7.820% due 2003                                                                                         38,400      38,400
      7.850% due 2003                                                                                         15,000      15,000
      7.910% due 2003                                                                                          3,000       3,000
      7.670% due 2004                                                                                         70,000      70,000
      7.130% due 2007                                                                                         30,000      30,000
      3.050% due 2011*                                                                                        31,250      31,250
      8.000% due 2019                                                                                         67,300      67,300
      7.625% due 2020                                                                                         45,000      45,000
      7.750% due 2020                                                                                         54,000      54,000
      9.220% due 2021                                                                                         15,000      15,000
     10.000% due 2021                                                                                         15,000      15,000
      7.400% due 2022                                                                                         30,900      30,900
      6.875% due 2023                                                                                         20,200      20,200
      7.550% due 2023                                                                                         37,300      37,300
      8.000% due 2023                                                                                         49,300      49,300
      6.100% due 2027                                                                                         10,100      10,100
      5.375% due 2028                                                                                          3,751          --
                                                                                                          ----------  ----------
          Total secured notes                                                                                693,601     728,500
                                                                                                          ----------  ----------
  Capital lease obligations (Note 2)                                                                          67,453      64,843
                                                                                                          ----------  ----------
  Net unamortized premium on debt                                                                             46,423      53,536
                                                                                                          ----------  ----------
  Long-term debt due within one year                                                                        (128,736)    (68,314)
                                                                                                          ----------  ----------
     Total long-term debt                                                                                  1,083,666   1,210,190
                                                                                                          ----------  ----------
TOTAL CAPITALIZATION                                                                                      $1,869,358  $1,953,530
                                                                                                          ==========  ==========

  *Denotes variable rate issue with December 31, 1998 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                    THE TOLEDO EDISON COMPANY

                                     CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                    Comprehensive                        Premium      Other      Retained
                                                    Income (Loss)    Number      Par    on Capital   Paid-In     Earnings
                                                      (Note 3B)    of Shares    Value      Stock      Capital    (Deficit)
                                                     ------------  ---------   -------  ----------   --------    ---------
                                                                              (Dollars in thousands)
Balance, January 1, 1996                                          39,133,887  $195,687   $ 481,057   $ 121,059   $ (34,926)
   Net income                                         $  57,289                                                     57,289
                                                      =========
   Unrealized loss on securities                                                                            (3)
   Cash dividends on preferred stock                                                                               (16,926)
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                        39,133,887   195,687     481,057     121,056       5,437
   Net (loss)                                         $(150,132)                                                  (150,132)
                                                      =========
   Cash dividends on preferred stock                                                                               (20,973)
---------------------------------------------------------------------------------------------------------------------------

   Purchase accounting fair value adjustment                                       (17)   (152,693)   (121,056)    165,668
   Net income                                         $   7,616                                                      7,616
                                                      =========
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                        39,133,887   195,670     328,364          --       7,616
   Purchase accounting fair value adjustment                                                   195
   Net income                                         $ 106,582                                                    106,582
                                                      =========
   Cash dividends on preferred stock                                                                               (12,252)
   Cash dividends on common stock                                                                                  (50,483)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                        39,133,887  $195,670   $ 328,559    $     --   $  51,463
=============================================================================================================================



                                        CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                                Not Subject to          Subject to
                                                             Mandatory Redemption   Mandatory Redemption
                                                             --------------------   --------------------
                                                               Number      Par        Number        Par
                                                             of Shares     Value     of Shares     Value
                                                             ---------   ---------  -----------  -------
                                                                         (Dollars in thousands)
            Balance, January 1, 1996                         5,700,000   $210,000      66,850    $ 6,685
                 Redemptions-
                   $100 par $9.375                                                    (16,650)    (1,665)
            ---------------------------------------------------------------------------------------------
            Balance, December 31, 1996                       5,700,000    210,000      50,200      5,020
                 Redemptions-
                   $100 par $9.375                                                    (16,650)    (1,665)
            ---------------------------------------------------------------------------------------------
            Balance, December 31, 1997                       5,700,000    210,000      33,550      3,355
                 Redemptions-
                   $100 par $9.375                                                    (16,650)    (1,665)
            ---------------------------------------------------------------------------------------------
            Balance, December 31, 1998                       5,700,000   $210,000      16,900    $ 1,690
            =============================================================================================

            The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                     THE TOLEDO EDISON COMPANY

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                         For the Year                                     For the Year
                                                            Ended                                             Ended
                                                         December 31,     Nov. 8 -          Jan. 1 -       December 31,
                                                             1998       Dec. 31, 1997     Nov. 7, 1997         1996
-----------------------------------------------------------------------------------------------------------------------------
                                                                                (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:                                                  |
Net Income (Loss)                                         $ 106,582       $  7,616     |    $(150,132)       $  57,289
Adjustments to reconcile net income to net                                             |
  cash from operating activities:                                                      |
    Provision for depreciation and amortization              94,703         13,133     |       98,986          115,083
    Nuclear fuel and lease amortization                      24,071          5,316     |       30,354           33,294
    Deferred income taxes, net                               50,570          3,113     |     (121,002)          17,919
    Investment tax credits, net                              (2,595)          (400)    |       (3,601)          (4,321)
    Allowance for equity funds used during construction          --            (61)    |         (776)          (1,045)
    Extraordinary item                                           --             --     |      295,233               --
    Receivables                                             (32,169)         1,923     |          317           (9,610)
    Net proceeds from accounts receivable securitization         --             --     |           --           78,461
    Materials and supplies                                   (2,463)        (4,430)    |        6,543            5,697
    Accounts payable                                         31,871        (12,989)    |       18,679           (9,737)
    Other                                                    (8,140)       (29,443)    |       55,233           (1,509)
                                                          ---------       --------     |    ---------        ---------
      Net cash provided from (used for) operating                                      |
      activities                                            262,430        (16,222)    |      229,834          281,521
                                                          ---------       --------     |    ---------        ---------
                                                                                       |
CASH FLOWS FROM FINANCING ACTIVITIES:                                                  |
New Financing--                                                                        |
  Long-term debt                                              3,629             --     |      149,804             (260)
Redemptions and Repayments--                                                           |
  Preferred stock                                             1,665             --     |        1,665            1,665
  Long-term debt                                             90,929             --     |       85,419          110,108
  Short-term borrowings, net                                     --             --     |           --           20,950
Dividend Payments--                                                                    |
  Common stock                                               50,483             --     |           --               --
  Preferred stock                                            16,378          4,156     |       12,589           16,926
                                                          ---------       --------     |    ---------        ---------
      Net cash provided from (used for) financing                                      |
       activities                                          (155,826)        (4,156)    |       50,131         (149,909)
                                                          ---------       --------     |    ---------        ---------
                                                                                       |
CASH FLOWS FROM INVESTING ACTIVITIES:                                                  |
Property additions                                           45,870          6,568     |       36,680           47,961
Loans to associated companies                                60,434             --     |           --           81,817
Loan payments from associated companies                          --        (15,297)    |      (25,718)              --
Capital trust investments                                    (2,111)        (7,314)    |      320,187               --
Other                                                        20,441         (6,585)    |       10,350           14,049
                                                          ---------       --------     |    ---------        ---------
      Net cash used for (provided from) investing                                      |
       activities                                           124,634        (22,628)    |      341,499          143,827
                                                          ---------       --------     |    ---------        ---------
Net increase (decrease) in cash and cash equivalents        (18,030)         2,250     |      (61,534)         (12,215)
Cash and cash equivalents at beginning of period             22,170         19,920     |       81,454           93,669
                                                          ---------       --------     |    ---------        ---------
Cash and cash equivalents at end of period                $   4,140       $ 22,170     |    $  19,920        $  81,454
                                                          =========       ========     |    =========        =========
                                                                                       |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                                   |
Cash Paid During the Period--                                                          |
  Interest (net of amounts capitalized)                   $  94,000       $ 16,000     |    $  73,000        $  92,000
                                                          =========       ========     |    =========        =========
  Income taxes                                            $   6,935       $ 28,000     |    $  25,300        $  15,950
                                                          =========       ========     |    =========        =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                      THE TOLEDO EDISON COMPANY

                                  CONSOLIDATED STATEMENTS OF TAXES
                                               For the Year                                For the Year
                                                  Ended                                       Ended
                                               December 31,    Nov. 8 -        Jan. 1 -     December 31,
                                                   1998      Dec. 31, 1997   Nov. 7, 1997      1996
--------------------------------------------------------------------------------------------------------
                                                                    (In thousands)
GENERAL TAXES:                                                            |
Real and personal property                      $ 44,993       $   5,998  |   $  40,495       $ 45,446
State gross receipts                              35,114           5,826  |      28,590         33,793
Social security and unemployment                   5,065             818  |       4,444          5,689
Other                                              1,489             484  |       3,897          4,719
                                                --------       ---------  |   ---------       --------
  Total general taxes                           $ 86,661       $  13,126  |   $  77,426       $ 89,647
                                                ========       =========  |   =========       ========
PROVISION FOR INCOME TAXES:                                               |
Currently payable--                                                       |
  Federal                                       $ 22,767       $   2,859  |   $  55,192       $ 13,582
  State *                                          1,954             209  |          --             --
                                                --------       ---------  |   ---------       --------
                                                  24,721           3,068  |      55,192         13,582
                                                --------       ---------  |   ---------       --------
Deferred, net--                                                           |
  Federal                                         50,337           3,096  |    (121,002)        17,919
  State *                                            233              17  |          --             --
                                                --------       ---------  |   ---------       --------
                                                  50,570           3,113  |    (121,002)        17,919
                                                --------       ---------  |   ---------       --------
Investment tax credit amortization                (2,595)           (400) |      (3,601)        (4,321)
                                                --------       ---------  |   ---------       --------
  Total provision for income taxes              $ 72,696       $   5,781  |   $ (69,411)      $ 27,180
                                                ========       =========  |   =========       ========
INCOME STATEMENT CLASSIFICATION                                           |
OF PROVISION FOR INCOME TAXES:                                            |
Operating income                                $ 66,158       $   4,449  |   $  31,253       $ 31,954
Other income                                       6,538           1,332  |       2,667         (4,774)
Extraordinary item                                    --              --  |    (103,331)            --
                                                --------       ---------  |   ---------       --------
  Total provision for income taxes              $ 72,696       $   5,781  |   $ (69,411)      $ 27,180
                                                ========       =========  |   =========       ========
RECONCILIATION OF FEDERAL INCOME TAX                                      |
EXPENSE AT STATUTORY RATE TO TOTAL                                        |
PROVISION FOR INCOME TAXES:                                               |
Book income before provision for income taxes   $179,278       $  13,397  |   $(219,543)      $ 84,469
                                                ========       =========  |   =========       ========
Federal income tax expense at statutory rate    $ 62,747       $   4,689  |   $ (76,840)      $ 29,564
Increases (reductions) in taxes resulting                                 |
 from--                                                                   |
  Amortization of investment tax credits          (2,595)           (400) |      (3,601)        (4,321)
  Depreciation                                        --              --  |       3,428         (3,742)
  Amortization of tax regulatory assets            5,728             955  |          --             --
  Amortization of goodwill                         4,421             670  |          --             --
  Other, net                                       2,395            (133) |       7,602          5,679
                                                --------       ---------  |   ---------       --------
    Total provision for income taxes            $ 72,696       $   5,781  |   $ (69,411)      $ 27,180
                                                ========       =========  |   =========       ========
ACCUMULATED DEFERRED INCOME TAXES                                         |
AT DECEMBER 31:                                                           |
Property basis differences                      $195,948       $ 190,636  |                   $612,000
Deferred nuclear expense                          79,355          83,052  |                     84,000
Deferred sale and leaseback costs                (20,623)        (17,431) |                         --
Unamortized investment tax credits               (19,515)        (20,960) |                    (44,000)
Unused alternative minimum tax credits           (66,322)       (108,156) |                    (99,837)
Other                                            (17,522)        (22,598) |                     13,437
                                                --------       ---------  |                   --------
  Net deferred income tax liability             $151,321       $ 104,543  |                   $565,600
                                                ========       =========  |                   ========

* For periods prior to November 8, 1997, state income taxes are included in the General Taxes section above. These amounts are not material and no restatement was made.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Toledo Edison Company (Company) and its 90% owned subsidiary, The Toledo Edison Capital Corporation (TECC). The subsidiary was formed in 1997 to make equity investments in a business trust in connection with the financing transactions related to the Bruce Mansfield Plant sale and leaseback (see Note 2). The Cleveland Electric Illuminating Company (CEI), an affiliate, has a 10% interest in TECC. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). Prior to the merger in November 1997 (see Note 7), the Company and CEI were the principal operating subsidiaries of Centerior Energy Corporation (Centerior). The merger was accounted for using the purchase method of accounting in accordance with generally accepted accounting principles, and the applicable effects were reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date. Accordingly, the post-merger financial statements reflect a new basis of accounting and pre-merger period and post-merger period financial results (separated by a heavy black line) are presented. The Company follows the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO) and the Federal Energy Regulatory Commission
(FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

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

          All of the Company's regulatory assets related to its nonnuclear operations are being recovered under provisions of the regulatory plan (see "Regulatory Assets"). The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $842 million in connection with the FirstEnergy merger (see Note 7); that fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $647 million asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company will recognize the $647 million of accelerated amortization over the regulatory plan period.

          Application of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), was discontinued in 1997 with respect to the Company's nuclear operations. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $579 million as of December 31, 1998.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value in 1997), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% (reflecting the nuclear asset fair value adjustment discussed above) and 2.6% in 1998 and the post-merger period in 1997, respectively. In its April 1996 rate order, the PUCO approved depreciation rates for the Company of 2.95% for nuclear property and 3.13% for nonnuclear property.

          Annual depreciation expense includes approximately
$9.8 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $348 million in current dollars and (using a 4.0% escalation rate) approximately $896 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $91 million for decommissioning through its electric rates from customers through December 31, 1998. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $102.7 million invested in external decommissioning trust funds as of December 31, 1998. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $8.7 million at December 31, 1998 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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



                         Utility    Accumulated  Construction  Ownership/
                          Plant    Provision for    Work in    Leasehold
Generating Units        in Service  Depreciation    Progress    Interest
---------------------------------------------------------------------------
                                            (In millions)
Bruce Mansfield
  Units 2 and 3          $ 39.4         $11.1         $ 1.1        18.61%
Beaver Valley Unit 2       57.7           3.3           0.7        19.91%
Davis-Besse               202.5           4.8           6.2        48.62%
Perry                     332.7          16.4           4.0        19.91%
-------------------------------------------------------------------------
  Total                  $632.3         $35.6         $12.0
=========================================================================




          The Bruce Mansfield Plant and Beaver Valley Unit 2 are being leased through sale and leaseback transactions (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

NUCLEAR FUEL-

          The Company leases its nuclear fuel and pays for the fuel as it is consumed (see Note 2). The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the payments to the DOE.

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $66 million, which may be carried forward indefinitely, are available to reduce future federal income taxes. Since the Company became a wholly owned subsidiary of FirstEnergy on November 8, 1997, the Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

RETIREMENT BENEFITS-

          Centerior had sponsored jointly with the Company, CEI and Centerior Service Company (Service Company) a noncontributory pension plan (Centerior Pension Plan) which covered all employee groups. Upon retirement, employees receive a monthly pension generally based on the length of service. In 1998, the Centerior Pension Plan was merged into the FirstEnergy pension plans. In connection with the OE-Centerior merger, the Company recorded fair value purchase accounting adjustments to recognize the net gain, prior service cost, and net transition asset (obligation) associated with the pension and postretirement benefit plans. The assets of the pension plans consist primarily of common stocks, United States government bonds and corporate bonds.

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

          The following sets forth the funded status of the FirstEnergy plans in 1998 and the former Centerior plans in 1997 and amounts recognized on the Consolidated Balance Sheets as of December 31:

                                                                                   Other
                                                     Pension Benefits      Postretirement Benefits
                                                    ----------------      -----------------------
                                                     1998       1997        1998        1997
-------------------------------------------------------------------------------------------------
                                                                 (In millions)
Change in benefit obligation:
Benefit obligation as of January 1*                $1,327.5   $395.0      $ 534.1      $ 211.9
Service cost                                           25.0     13.4          7.5          2.3
Interest cost                                          92.5     31.5         37.6         16.3
Plan amendments                                        44.3      7.1         40.1           --
Early retirement program expense                         --     27.8           --           --
Actuarial loss                                        101.6     74.8         10.7         51.9
Benefits paid                                         (90.8)   (16.2)       (28.7)       (15.9)
-----------------------------------------------------------------------------------------------
Benefit obligation as of December 31                1,500.1    533.4        601.3        266.5
-----------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets as of January 1*          1,542.5    420.8          2.8           --
Actual return on plan assets                          231.3     57.3          0.7           --
Company contribution                                     --       --          0.4           --
Benefits paid                                         (90.8)   (16.2)          --           --
-----------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31         1,683.0    461.9          3.9           --
-----------------------------------------------------------------------------------------------

Funded status of plan*                                182.9    (71.5)      (597.4)      (266.5)
Unrecognized actuarial loss (gain)                   (110.8)     3.0         30.6           --
Unrecognized prior service cost                        63.0       --         27.4           --
Unrecognized net transition obligation (asset)        (18.0)      --        129.3           --
-----------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                     $  117.1   $(68.5)     $(410.1)     $(266.5)
===============================================================================================

Assumptions used as of December 31:
Discount rate                                          7.00%    7.25%        7.00%        7.25%
Expected long-term return on plan assets              10.25%   10.00%       10.25%       10.00%
Rate of compensation increase                          4.00%    4.00%        4.00%        4.00%


  * 1998 beginning balances represents 1998 merger of Centerior and OE plans into FirstEnergy plans.


          The Consolidated Balance Sheet classification of Pensions and Other Postretirement Benefits at December 31, 1998 and 1997 includes the Company's share of the net pension liability of $17.3 million and $18.1 million, respectively; and the Company's share of the accrued postretirement benefit liability of $105.0 million and $95.2 million, respectively.

          Net pension and other postretirement benefit costs for the three years ended December 31, 1998 (FirstEnergy plans in 1998 and Centerior plans in 1997 and 1996) were computed as follows:



                                         Pension Benefits         Other Postretirement Benefits
                                  -----------------------------   ------------------------------
                                              1997                              1997
                                        ----------------                 ----------------
                                        Nov. 8- |  Jan. 1-                 Nov. 8-| Jan. 1-
                                 1998   Dec. 31 |  Nov. 7   1996     1998  Dec. 31| Nov. 7  1996
------------------------------------------------|---------------------------------|-------------
                                                |         (In millions)           |
                                                |                                 |
Service cost                    $  25.0  $ 2.3  | $ 11.1   $ 12.6    $ 7.5   $0.5 | $ 1.8  $ 2.1
Interest cost                      92.5    6.1  |   25.4     27.9     37.6    2.8 |  13.5   17.8
Expected return on plan assets   (152.7)  (7.7) |  (38.0)   (43.0)    (0.3)    -- |    --     --
Amortization of transition                      |                                 |
obligation (asset)                 (8.0)    --  |   (3.0)    (3.5)     9.2     -- |   6.4    7.5
Amortization of prior service                   |                                 |
 cost                               2.3     --  |    1.1      1.3     (0.8)    -- |    --     --
Recognized net actuarial loss                   |                                 |
 (gain)                            (2.6)    --  |   (0.5)    (2.7)      --     -- |  (0.9)    --
Voluntary early retirement                      |                                 |
 program expense                     --   23.0  |    4.8       --       --     -- |    --     --
------------------------------------------------|---------------------------------|-------------
Net benefit cost                $ (43.5) $23.7  | $  0.9   $ (7.4)   $53.2   $3.3 | $20.8  $27.4
================================================|=================================|=============
Company's share of total plan                   |                                 |
costs                           $  (1.1) $ 5.7  | $  3.5   $ (2.4)   $ 7.5   $1.5 | $ 8.9  $ 9.0
------------------------------------------------------------------------------------------------


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

          The Service Company (formerly a wholly owned subsidiary of Centerior and now a wholly owned subsidiary of FirstEnergy) provided support services at cost to the Company and other affiliated companies. The Service Company billed the Company $39.0 million, $13.9 million, $51.5 million and $59.8 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively, for such services.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $28 million, $2 million, $12 million and $32 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively.

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


                                          1998           1997
--------------------------------------------------------------------
                                   Carrying  Fair  Carrying  Fair
                                     Value   Value   Value   Value
-------------------------------------------------------------------
                                              (In millions)
Long-term debt                      $1,098  $1,174  $1,160  $1,218
Preferred stock                     $    2  $    2  $    3  $    3
Investments other than cash
 and cash equivalents:
  Debt securities
  -(Maturing in more than 10 years) $  308  $  301  $  295  $  303
  Equity securities                      3       3       3       3
  All other                            103     105      86      85
-------------------------------------------------------------------
                                    $  414  $  409  $  384  $  391
====================================================================



          The carrying value of long-term debt was adjusted to fair value in connection with the OE-Centerior merger and reflects the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

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

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:


                                          1998        1997
----------------------------------------------------------
                                            (In millions)
Nuclear unit expenses                    $200.1      $207.4
Rate stabilization program deferrals      164.1       172.0
Sale and leaseback costs                   41.3        40.2
Loss on reacquired debt                    20.0        21.1
Other                                      (7.8)        2.0
----------------------------------------------------------
      Total                              $417.7      $442.7
==========================================================



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

          As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 1998 were approximately $1.1 billion.)

          The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $98.5 million, $16.8 million, $87.4 million and $99.4 million in 1998, the November 8-December 31, 1997 period, the January 1-November 7, 1997 period and 1996, respectively. This sale is expected to continue through the end of the lease period. The future minimum lease payments through 2017 associated with Beaver Valley
Unit 2 are approximately $1.1 billion.

          Nuclear fuel is currently financed for the Company and CEI through leases with a special-purpose corporation. As of December 31, 1998, $156 million of nuclear fuel ($67 million for the Company) was financed under a lease financing arrangement totaling $175 million ($60 million of intermediate-term notes and $115 million from bank credit arrangements). The notes mature from 1999 through 2000 and the bank credit arrangements expire in September 2000. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

           Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1998 are summarized as follows:



                                  Nov. 8 -       Jan. 1 -
                       1998    Dec. 31, 1997    Nov. 7, 1997    1996
---------------------------------------------------------------------
                                       (In millions)
                                              |
Operating leases                              |
  Interest element    $ 59.2       $28.0      |     $ 57.4     $ 82.5
  Other                 44.9        13.5      |       23.1       42.6
Capital leases                                |
  Interest element       4.9         1.0      |        6.0        7.5
  Other                 25.1         5.3      |       30.4       38.6
----------------------------------------------|----------------------
  Total rentals       $134.1       $47.8      |     $116.9     $171.2
=====================================================================





          The future minimum lease payments as of December 31, 1998 are:


                                            Operating Leases
                                       ----------------------------
                              Capital   Lease     Capital
                              Leases   Payments    Trust      Net
------------------------------------------------------------------
                                        (In millions)
1999                          $28.7    $  106.5    $ 36.3   $   70.2
2000                           19.4       104.8      35.4       69.4
2001                           12.0       108.0      36.4       71.6
2002                            5.8       111.0      37.9       73.1
2003                            1.9       111.7      36.0       75.7
Years thereafter                0.4     1,318.4     321.4      997.0
--------------------------------------------------------------------
Total minimum lease payments   68.2    $1,860.4    $503.4   $1,357.0
                                       ========    ======   ========
Interest portion                8.3
-----------------------------------
Present value of net
  minimum lease payments       59.9
Less current portion           24.5
-----------------------------------
Noncurrent portion            $35.4
===================================



          The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of first mortgage bonds due in 2000, 2004 and 2007 to a trust as security for the issuance of a like principal amount of secured notes due in 2000, 2004 and 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million
($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduce lease costs related to that transaction.

3.  CAPITALIZATION:

   (A)  RETAINED EARNINGS-

          The Company has a provision in its mortgage applicable to $35.325 million of its 8.00% First Mortgage Bonds due 2003 that requires common stock dividends to be paid out of its total balance of retained earnings. The merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

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

          The preferred dividend rates on the Company's Series A and Series B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.00% and 7.07%, respectively, in 1998.

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

   (D)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          Annual sinking fund requirements for the next five years consist of $1.7 million in 1999.

   (E)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

          Based on the amount of bonds authenticated by the Trustees through December 31, 1998, TE's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $0.4 million. TE expects to deposit funds in 1999 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                   (In millions)
-------------------------------
1999                     $104.2
2000                       76.3
2001                       29.9
2002                      165.4
2003                       97.7
-------------------------------

          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. One pollution control revenue bond issue is entitled to the benefit of an irrevocable bank letter of credit of $32.1 million. To the extent that drawings are made under this letter of credit to pay principal of, or interest on, the pollution control revenue bonds, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.875% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

          The Company and CEI have letters of credit of approximately $225 million in connection with the sale and leaseback of Beaver
Valley Unit 2 that expire in June 1999. The letters of credit are secured by first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively (see Note 2).

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

5.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $257 million for property additions and improvements from 1999-2003, of which approximately $58 million is applicable to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $102 million, of which approximately $9 million applies to 1999. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $120 million and $26 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.7 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Plant and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other co-owners contribute their proportionate share of any assessments under the retrospective rating plan) would be $77.9 million per incident but not more than $8.8 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, the Davis-Besse Plant and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $354 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $10.5 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

GUARANTEE-

          The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1998, the Company's share of the guarantee (which approximates fair market value) was $5.5 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract were $32.9 million, $29.9 million and $31.4 million during 1998, 1997 and 1996, respectively. The Company's minimum payment for 1999 is approximately $9 million. The contract expires December 31, 1999.

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $44 million, which is included in the construction forecast provided under "Capital
Expenditures" for 1999 through 2003.

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

          The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations that the Company disposed of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $1 million as of December 31, 1998, based on estimates of the costs of cleanup and the proportionate responsibility of other PRPs for such costs. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

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

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1998 and 1997.


                                             March 31,  June 30,  September 30,  December 31,
     Three Months Ended                        1998       1998        1998          1998
-------------------------------------------------------------------------------------------
                                                             (In millions)
Operating Revenues                            $221.1    $239.7       $253.3       $243.0
Operating Expenses and Taxes                   169.1     201.9        202.1        203.7
----------------------------------------------------------------------------------------
Operating Income                                52.0      37.8         51.2         39.3
Other Income                                     3.8       3.1          2.7          2.6
Net Interest Charges                            21.8      21.8         21.2         21.1
----------------------------------------------------------------------------------------
Net Income                                    $ 34.0    $ 19.1       $ 32.7       $ 20.8
========================================================================================
Earnings on Common Stock                      $ 32.6    $ 15.0       $ 28.5       $ 16.9
========================================================================================



                                          Three Months Ended
                                     ----------------------------
                                     Mar. 31,  June 30,  Sept. 30,      Oct. 1 -      Nov. 8 -
                                       1997      1997      1997      Nov. 7, 1997   Dec. 31, 1997
--------------------------------------------------------------------------------------------------
                                                            (In millions)         |
                                                                                  |
Operating Revenues                   $217.1    $222.1    $241.3        $  92.2    |    $122.7
Operating Expenses and Taxes          184.7     186.1     191.9           86.7    |     103.6
----------------------------------------------------------------------------------|----------
Operating Income                       32.4      36.0      49.4            5.5    |      19.1
Other Income (Expense)                 (0.4)      0.4       5.0           (2.9)   |       2.1
Net Interest Charges                   23.2      23.3      27.2           10.0    |      13.6
----------------------------------------------------------------------------------|----------
Income (Loss) Before Extraordinary                                                |
 Item                                   8.8      13.1      27.2           (7.4)   |       7.6
Extraordinary Item (Net of Income                                                 |
 Taxes) (Note 1)                         --        --        --         (191.9)   |        --
----------------------------------------------------------------------------------|----------
Net Income (Loss)                     $ 8.8    $ 13.1    $ 27.2        $(199.3)   |    $  7.6
==================================================================================|==========
Earnings (Loss) on Common Stock       $ 4.6     $ 8.9    $ 23.0        $(206.2)   |    $  7.6
=============================================================================================


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

          Accumulated amortization of goodwill was approximately
$15 million as of December 31, 1998. The merger purchase accounting adjustments included recognizing estimated severance and other compensation liabilities ($24 million). The amount charged against the liability in 1998 relating to the costs of involuntary employee separation was $11 million. The liability was subsequently reduced to zero as of December 31, 1998. The liability adjustment was offset by a corresponding reduction to goodwill recognized in connection with the Centerior acquisition.

          The following pro forma statements of income for the Company give effect to the OE-Centerior merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.


                                   Year Ended December 31,
                                   -----------------------
                                       1997        1996
----------------------------------------------------------
                                         (In millions)
Operating Revenues                     $895        $897
Operating Expenses and Taxes            742         728
                                       ----        ----
Operating Income                        153         169
Other Income (Expense)                   10          (3)
Net Interest Charges                     91          89
                                       ----        ----
Net Income                             $ 72        $ 77
========================================================



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

          For the merging companies, the combined pro forma operating revenues were $2.621 billion, $2.527 billion and $2.554 billion and the combined pro forma net income was $272 million, $220 million (excluding the extraordinary item discussed in Note 1 and a similar item for CEI) and $218 million for the years 1998, 1997 and 1996, respectively. The pro forma data is based on accounting for the merger of the Company and CEI on a method similar to a pooling of interests and for 1997 and 1996 includes pro forma adjustments to reflect the effect of the OE -Centerior merger. The pro forma data is not necessarily indicative of the results of operations which would have been reported had the merger been in effect during those years or which may be reported in the future. The pro forma data should be read in conjunction with the audited financial statements of both the Company and CEI.


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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1996, the period from January 1, 1997 to
November 7, 1997 (pre-merger), the period from November 8, 1997 to December 31, 1997 (post-merger), and the year ended December 31, 1998, in conformity with generally accepted accounting principles.







                                   ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 12, 1999