Form 10-K, Exhibit 13
period 1998-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 1999-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                        PENNSYLVANIA POWER COMPANY

                                          SELECTED FINANCIAL DATA
                                                   1998       1997        1996         1995      1994
                                                 --------   ---------   ---------   ---------  ---------
                                                                (Dollars in thousands)
Operating Revenues                               $323,756  $  323,381  $  322,625  $  314,642  $  301,965
                                                 ========  ==========  ==========  ==========  ==========
Operating Income                                 $ 58,041  $   50,736  $   62,329  $   67,317  $   63,668
                                                 ========  ==========  ==========  ==========  ==========
Income Before Extraordinary Item                 $ 39,748  $   31,472  $   40,587  $   38,930  $   31,260
                                                 ========  ==========  ==========  ==========  ==========
Net Income                                       $  9,226  $   31,472  $   40,587  $   38,930  $   31,260
                                                 ========  ==========  ==========  ==========  ==========
Earnings on Common Stock                         $  4,600  $   26,846  $   35,961  $   34,155  $   25,896
                                                 ========  ==========  ==========  ==========  ==========
Return on Average Common Equity                       1.6%        9.3%       12.8%       12.9%       10.0%
                                                      ===         ===        ====        ====        ====
Cash Dividends on Common Stock                   $ 21,386  $   21,386  $   21,386  $   21,386  $   21,386
                                                 ========  ==========  ==========  ==========  ==========
Total Assets                                     $977,772  $1,034,457  $1,074,578  $1,151,990  $1,197,302
                                                 ========  ==========  ==========  ==========  ==========
CAPITALIZATION:
Common Stockholder's Equity                      $275,281  $  291,977  $  286,504  $  271,920  $  258,973
Preferred Stock-
  Not Subject to Mandatory Redemption              50,905      50,905      50,905      50,905      50,905
  Subject to Mandatory Redemption                  15,000      15,000      15,000      15,000      15,000
Long-Term Debt                                    287,689     289,305     310,996     338,670     424,457
                                                 --------  ----------  ----------  ----------  ----------
Total Capitalization                             $628,875  $  647,187  $  663,405  $  676,495  $  749,335
                                                 ========  ==========  ==========  ==========  ==========
CAPITALIZATION RATIOS:
Common Stockholder's Equity                          43.8%       45.1%       43.2%       40.2%       34.6%
Preferred Stock-
  Not Subject to Mandatory Redemption                 8.1         7.9         7.7         7.5         6.8
  Subject to Mandatory Redemption                     2.4         2.3         2.2         2.2         2.0
Long-Term Debt                                       45.7        44.7        46.9        50.1        56.6
                                                    -----       -----       -----       -----       -----
Total Capitalization                                100.0%      100.0%      100.0%      100.0%      100.0%
                                                    =====       =====       =====       =====       =====
KILOWATT-HOUR SALES (Millions):
Residential                                         1,278       1,238       1,254       1,195       1,178
Commercial                                          1,090       1,013         996         938         891
Industrial                                          1,436       1,659       1,693       1,558       1,293
Other                                                   6           6           6           6           6
                                                    -----       -----       -----       -----       -----
Total Retail                                        3,810       3,916       3,949       3,697       3,368
Total Wholesale                                       964         901       1,106       1,080       1,076
                                                    -----       -----       -----       -----       -----
Total                                               4,774       4,817       5,055       4,777       4,444
                                                    =====       =====       =====       =====       =====
CUSTOMERS SERVED:
Residential                                       129,452     129,316     127,936     126,480     124,951
Commercial                                         17,296      16,738      16,531      16,317      15,966
Industrial                                            250         241         225         223         219
Other                                                 107          97          99          97          98
                                                 --------  ----------  ----------  ----------  ----------
Total                                             147,105     146,392     144,791     143,117     141,234
                                                 ========  ==========  ==========  ==========  ==========
Average Annual Residential kWh Usage                9,913       9,634       9,866       9,505       9,501
Cost of Fuel per Million Btu                        $1.15       $1.10       $1.09       $1.12       $1.20
Peak Load - Megawatts                                 918         836         792         836         710
Generating Capability:
Coal                                                 72.1%       72.1%       72.1%       72.1%       72.1%
Oil                                                   3.0         3.0         3.0         3.0         3.0
Nuclear                                              24.9        24.9        24.9        24.9        24.9
                                                    -----       -----       -----       -----       -----
Total                                               100.0%      100.0%      100.0%      100.0%      100.0%
                                                    =====       =====       =====       =====       =====
SOURCES OF ELECTRIC GENERATION:
Coal                                                 76.9%       73.8%       67.6%       65.6%       69.6%
Nuclear                                              23.1        26.2        32.4        34.4        30.4
                                                    -----       -----       -----       -----       -----
Total                                               100.0%      100.0%      100.0%      100.0%      100.0%
                                                    =====       =====       =====       =====       =====
NUMBER OF EMPLOYEES                                   888         997       1,015       1,220       1,255
                                                      ===         ===       =====       =====       =====


                     PENNSYLVANIA POWER COMPANY

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

Results of Operations

          We continued to take steps in 1998 to better position our Company as competition continues to expand in the electric utility industry. Investments were made in new information systems with enhanced functionality which also address Year 2000 application deficiencies. We also contributed to 1998 cash savings of FirstEnergy Corp. (FirstEnergy) totaling $173 million which were captured from initiatives implemented during the year in connection with the November 1997 merger of our parent company, Ohio Edison Company and Centerior Energy Corporation to form FirstEnergy.

          Earnings on common stock of $4.6 million in 1998 declined from $26.8 million in 1997. Results for 1998 were adversely affected by a one-time, extraordinary charge of $30.5 million after taxes, related to our discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation," to our generation business, as discussed later in this report. Additionally, sharp increases in the spot market price for electricity occasioned by a constrained power supply and heavy customer demand in the latter part of June 1998, combined with an unscheduled generating unit outage, resulted in spot market purchases of power at prices which substantially exceeded amounts recovered from retail customers. Earnings on common stock in 1997 were adversely affected by nonrecurring charges resulting from merger-related staffing reductions, charges for uncollectible customer accounts and an increase in accelerated depreciation and amortization of nuclear and regulatory assets under our rate plan.

          Operating revenues were slightly higher in 1998 compared to the prior year. This was the third consecutive year of record operating revenues. The following table summarizes the sources of increases in operating revenues for 1998 and 1997 as compared to the previous year:


                                         1998          1997
                                         ----          ----
                                           (In millions)
Decrease in retail kilowatt-hour sales   $(7.6)       $(1.7)
Change in average retail price            (1.1)         3.7
Wholesale sales                            1.3         (3.2)
Other                                      7.8          2.0
-----------------------------------------------------------
Net Increase                             $ 0.4        $ 0.8
==========================================================



          Our retail customer base continued to grow with over 700 new customers added in 1998, after gaining approximately 1,600 customers the previous year. Although residential and commercial kilowatt-hour sales increased 3.3% and 7.5%, respectively from 1997, the increases were more than offset by a 13.4% decrease in industrial sales. Closure of an electric arc furnace at Caparo Steel Company (Caparo) in August 1997 and a general decline in electricity demand by steel manufacturers due to intense foreign competition contributed to lower industrial kilowatt-hour sales. Excluding sales to Caparo, industrial sales declined 1.7% from 1997. Despite a 7.1% increase in kilowatt-hour sales to wholesale customers, total kilowatt-hour sales decreased slightly from 1997 due to the lower industrial sales. Without the closure of the Caparo facility, total sales would have increased 3.4% from the previous year. In 1997, residential and industrial kilowatt-hour sales decreased 1.3% and 2.0%, respectively, compared to 1996. Kilowatt-hour sales to commercial customers increased 1.8% from the prior year. Expiration of a one-year contract with another utility to supply 33 megawatts of power contributed to a 18.6% decline in 1997 kilowatt-hour sales to wholesale customers from the previous year and contributed to a 4.7% decrease in total 1997 kilowatt-hour sales from 1996.

          Total operation and maintenance expenses in 1998 decreased from the prior year with higher fuel and purchased power costs more than offset by lower nuclear operating costs and other operating costs. Most of the increase in fuel and purchased power occurred in the second quarter and resulted from a combination of factors. In late June 1998, the midwestern and southern regions of the United States experienced electricity shortages caused mainly by record temperatures and humidity and unscheduled generating unit outages. Due in part to an unscheduled outage at Beaver Valley Unit 1 at that time, our production capabilities were reduced to the point that we purchased significant amounts of power, at unusually high spot market prices, causing the increase in purchased power costs. Because of the decrease in kilowatt-hour sales in 1997, we spent less on fuel and purchased power during 1997, compared to 1996. Nuclear operating costs were lower in 1998, compared to 1997, due primarily to lower refueling outage cost levels. Increased operating costs at Beaver Valley Unit 1 resulted in higher nuclear operating costs in 1997 compared to the previous year. Two items in 1997, a $3 million charge for uncollectible customer accounts and a fourth quarter charge of approximately $5.4 million for a voluntary retirement program, contributed to the increase in other operating costs in 1997 from the previous year and to the subsequent reduction in other operating costs in 1998. In addition, continuing improvements in operating efficiency, evidenced by a reduction in the number of our employees over the last five years, contributed to the reduction in other operating costs in 1998.

          Depreciation and amortization decreased in 1998 compared to the prior year due primarily to the effect of our rate restructuring plan. The Pennsylvania Public Utility Commission's (PPUC) authorization of our rate restructuring plan in the second quarter led to discontinued application of certain regulatory accounting procedures (i.e. SFAS 71) to our generation business, resulting in a write down of our nuclear generating unit investment and the recognition of a portion of such investment, recoverable through future customer rates, as a regulatory asset. The decrease in nuclear depreciation resulting from the write down was the primary cause of the total decrease. In 1997, the increase in the provision for depreciation and amortization of net regulatory assets from the previous year reflected accelerated depreciation and amortization of nuclear and regulatory assets under our rate plan. The decrease in general taxes in 1997 was due principally to an adjustment, which reduced our liability for gross receipts taxes.

          The downward trend of net interest charges continued in 1998. Interest on long-term debt decreased in both 1998 and 1997 from the previous year due to our economic refinancings and redemption of higher-cost debt totaling approximately $6.1 million in 1998 and $39.4 million in 1997.

Capital Resources and Liquidity

          We have significantly improved our financial position over the past five years as evidenced by our enhanced fixed charge coverage ratios and percentage of common stockholder's equity to total capitalization. Our SEC ratio of earnings to fixed charges improved to
4.14 at the end of 1998 from 2.16 at the end of 1993. Our indenture ratio, which is used to determine our ability to issue first mortgage bonds, increased from 2.99 at the end of 1993 to 4.92 at the end of 1998. Over the same period, the charter ratio, a measure of our ability to issue preferred stock, improved from 1.61 to 2.33 and our common stockholder's equity percentage of capitalization rose from approximately 33% at the end of 1993 to almost 44% at the end of 1998. Our improving financial position reflects ongoing efforts to increase competitiveness. We continue to streamline our operations, as evidenced by a 50% increase in FirstEnergy's customer/employee ratio, which has increased from 165 at the end of 1993 to 247 as of December 31, 1998. Merger-related savings through consolidation of activities have contributed to these results. Also, net debt redemptions and refinancings have lowered our average cost of long-term debt over the last five years from 8.36% in 1993 to 7.70% at the end of 1998.

          All cash requirements for the year, including debt repayments, were met with internally generated funds. Our cash requirements for 1999 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. Cash requirements of approximately $69 million for the 1999-2003 period to meet scheduled maturities of long-term debt and preferred stock are also expected to be funded internally.

          We had about $57.5 million of cash and temporary investments and no short-term indebtedness as of December 31, 1998. We also had a $2 million bank facility that provides for borrowings on a short-term basis at the bank's discretion.

          During 1998, our capital spending (excluding nuclear fuel) totaled approximately $16 million. Our capital spending for the period 1999-2003 is expected to be about $167 million (excluding nuclear fuel), of which approximately $28 million applies to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $28 million, of which about $3 million applies to 1999. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $29 million and $6 million, respectively, as the nuclear fuel is consumed.

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


--------------------------------------------------------------------------------------------------
                                                                           There-            Fair
                                   1999    2000    2001    2002    2003    after    Total    Value
                                                       (Dollars in Millions)
--------------------------------------------------------------------------------------------------
Investments other than Cash and
Cash Equivalents:
Fixed Income                                                               $  9     $  9     $  9
  Average interest rate                                                     5.1%     5.1%
-------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                         $ 1     $24     $ 1     $ 1     $41     $200     $268     $284
  Average interest rate            9.7%    6.2%    9.7%    9.7%    7.6%     7.0%     7.0%
Variable rate                                                              $ 10     $ 10     $ 10
  Average interest rate                                                     4.2%     4.2%
-------------------------------------------------------------------------------------------------
Preferred Stock                                            $ 1     $ 1     $ 13     $ 15     $ 16
  Average dividend rate                                    7.6%    7.6%     7.6%     7.6%
-------------------------------------------------------------------------------------------------


Outlook

          We face many competitive challenges in the years ahead as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. Retail wheeling, which has begun in our service area, allows retail customers to purchase electricity from other energy producers. Our regulatory plan provided a solid foundation to position us to meet the challenges we are now facing by facilitating the reduction of fixed costs.

          Application of SFAS 71 was discontinued for the generation portion of our business in June 1998 following PPUC approval of the rate restructuring plan. Customer choice will be phased in over two years with 66% of each customer class able to choose alternative suppliers of generation on January 2, 1999, and all remaining customers having choice as of January 2, 2000. Under the plan, we continue to deliver power to homes and businesses through our transmission and distribution system, which remains regulated. However, our rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of our rates will be excluded from their bill and our customers will receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets. We are entitled to recover $234 million of stranded costs through a competitive transition charge that starts in 1999 and ends in 2005.

          The Clean Air Act Amendments of 1990, discussed in Note 5, require additional emission reductions by 2000. We are pursuing cost-effective compliance strategies for meeting these reduction requirements.

          On September 24, 1998, the Federal Environmental Protection Agency issued a final rule establishing tighter nitrogen oxide emission requirements for fossil fuel-fired utility boilers in Pennsylvania, Ohio and twenty other eastern states, including the District of Columbia (see "Environmental Matters" in Note 5). Controls must be in place by May 2003, with required reductions achieved during the five-month summer ozone season (May through September). The new rule is expected to increase the cost of producing electricity; however, we believe that we are in a better position than a number of other utilities to achieve compliance due to our nuclear generation capacity.

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

          We are using both internal and external resources to reprogram and/or replace and test our software for Year 2000 modifications. Of the $6 million total project cost, approximately $5 million will be capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $1 million will be expensed as incurred. As of December 31, 1998, we have spent $3 million for Year 2000 capital projects and had expensed approximately $600,000 for Year 2000-related maintenance activities. Our total Year 2000 project cost, as well as our estimates of the time needed to complete remedial efforts, are based on currently available information and do not include the estimated costs and time associated with the impact of third party Year 2000 issues.

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

                                     PENNSYLVANIA POWER COMPANY

                                        STATEMENTS OF INCOME
For the Years Ended December 31,                            1998           1997          1996
------------------------------------------------------------------------------------------------
                                                                     (In thousands)
OPERATING REVENUES                                        $323,756       $323,381      $322,625
                                                          --------       --------      --------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                  76,801         67,345        67,443
  Nuclear operating costs                                   22,968         26,220        22,064
  Other operating costs                                     52,348         66,518        59,753
                                                          --------       --------      --------
    Total operation and maintenance expenses               152,117        160,083       149,260
  Provision for depreciation and amortization               59,264         64,628        57,114
  General taxes                                             22,540         22,379        24,015
  Income taxes                                              31,794         25,555        29,907
                                                          --------       --------      --------
    Total operating expenses and taxes                     265,715        272,645       260,296
                                                          --------       --------      --------
OPERATING INCOME                                            58,041         50,736        62,329

OTHER INCOME                                                 2,485          2,760         5,760
                                                          --------       --------      --------
INCOME BEFORE NET INTEREST CHARGES                          60,526         53,496        68,089
                                                          --------       --------      --------
NET INTEREST CHARGES:
  Interest on long-term debt                                19,255         20,458        25,715
  Interest on nuclear fuel obligations                          28            276           219
  Allowance for borrowed funds used during construction       (294)          (414)         (387)
  Other interest expense                                     1,789          1,704         1,955
                                                          --------       --------      --------
    Net interest charges                                    20,778         22,024        27,502
                                                          --------       --------      --------
INCOME BEFORE EXTRAORDINARY ITEM                            39,748         31,472        40,587

EXTRAORDINARY ITEM (NET OF INCOME TAXES) (Note 1)          (30,522)            --            --
                                                          --------       --------      --------
NET INCOME                                                   9,226         31,472        40,587

PREFERRED STOCK DIVIDEND REQUIREMENTS                        4,626          4,626         4,626
                                                          --------       --------      --------
EARNINGS ON COMMON STOCK                                  $  4,600       $ 26,846      $ 35,961
                                                          ========       ========      ========

                                       PENNSYLVANIA POWER COMPANY

                                             BALANCE SHEETS
At December 31,                                                                  1998           1997
----------------------------------------------------------------------------------------------------
                                                                                    (In thousands)
                     ASSETS
UTILITY PLANT:
In service                                                                      $686,771    $1,237,562
Less-Accumulated provision for depreciation                                      291,188       508,981
                                                                                --------    ----------
                                                                                 395,583       728,581
                                                                                --------    ----------
Construction work in progress-
  Electric plant                                                                  17,187         7,427
  Nuclear fuel                                                                       508         6,788
                                                                                --------    ----------
                                                                                  17,695        14,215
                                                                                --------    ----------
                                                                                 413,278       742,796
                                                                                --------    ----------
OTHER PROPERTY AND INVESTMENTS                                                    29,177        26,157
                                                                                --------    ----------
CURRENT ASSETS:
Cash and cash equivalents                                                          7,485           660
Notes receivable from parent company (Note 4)                                     50,000        17,500
Receivables-
  Customers (less accumulated provisions of $3,599,000 and $3,609,000,
    respectively, for uncollectible accounts)                                     34,737        33,934
  Associated companies                                                            34,430        12,599
  Other                                                                           12,472        14,426
Materials and supplies, at average cost                                           15,515        14,973
Prepayments                                                                        2,657         1,707
                                                                                --------    ----------
                                                                                 157,296        95,799
                                                                                --------    ----------
DEFERRED CHARGES:
Regulatory assets                                                                371,027       162,966
Other                                                                              6,994         6,739
                                                                                --------    ----------
                                                                                 378,021       169,705
                                                                                --------    ----------
                                                                                $977,772    $1,034,457
                                                                                ========    ==========
           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                                     $275,281    $  291,977
Preferred stock-
  Not to subject to mandatory redemption                                          50,905        50,905
  Subject mandatory redemption                                                    15,000        15,000
Long-term debt-
  Associated companies                                                             6,617         9,231
  Other                                                                          281,072       280,074
                                                                                --------    ----------
                                                                                 628,875       647,187
                                                                                --------    ----------
CURRENT LIABILITIES:
Currently payable long-term debt-
  Associated companies                                                             5,557         6,958
  Other                                                                              984         1,443
Accounts payable-
  Associated companies                                                             9,676         6,788
  Other                                                                           23,156        22,751
Accrued taxes                                                                     12,849        12,332
Accrued interest                                                                   6,519         6,588
Other                                                                             17,046        14,746
                                                                                --------    ----------
                                                                                  75,787        71,606
                                                                                --------    ----------
DEFERRED CREDITS:
Accumulated deferred income taxes                                                212,427       239,952
Accumulated deferred investment tax credits                                        7,787        26,052
Other                                                                             52,896        49,660
                                                                                --------    ----------
                                                                                 273,110       315,664
                                                                                --------    ----------

COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 2 and 5)                       --------    ----------
                                                                                $977,772    $1,034,457
                                                                                ========    ==========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.


                                                PENNSYLVANIA POWER COMPANY

                                               STATEMENTS OF CAPITALIZATION
At December 31,                                                                                           1998          1997
----------------------------------------------------------------------------------------------------------------------------
                                        (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding                  $188,700    $188,700
  Other paid-in capital                                                                                       (310)       (310)
  Accumulated other comprehensive income (Note 3B)                                                              --         (90)
  Retained earnings (Note 3A)                                                                               86,891     103,677
                                                                                                          --------    --------
    Total common stockholder's equity                                                                      275,281     291,977
                                                                                                          --------    --------
                                                     Number of Shares             Optional
                                                       Outstanding            Redemption Price
                                                     -----------------    -----------------------
                                                     1998         1997    Per Share     Aggregate
                                                     ----         ----    ---------     ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                           40,000       40,000     $103.13      $ 4,125             4,000       4,000
    4.25%                                           41,049       41,049      105.00        4,310             4,105       4,105
    4.64%                                           60,000       60,000      102.98        6,179             6,000       6,000
    7.64%                                           60,000       60,000      101.42        6,085             6,000       6,000
    7.75%                                          250,000      250,000          --           --            25,000      25,000
    8.00%                                           58,000       58,000      102.07        5,920             5,800       5,800
                                                   -------      -------                  -------          --------    --------
      Total not subject to mandatory redemption    509,049      509,049                  $26,619            50,905      50,905
                                                   =======      =======                  =======          --------    --------
  Subject to Mandatory Redemption (Note 3D):
    7.625%                                         150,000      150,000      106.86      $16,029            15,000      15,000
                                                   =======      =======                  =======          --------    --------

LONG-TERM DEBT (Note 3E):
  First mortgage bonds-
    9.740% due 1999-2019                                                                                    20,000      20,000
    7.500% due 2003                                                                                         40,000      40,000
    6.375% due 2004                                                                                         20,500      20,500
    6.625% due 2004                                                                                         14,000      14,000
    8.500% due 2022                                                                                         27,250      27,250
    7.625% due 2023                                                                                          6,500       6,500
                                                                                                          --------    --------
      Total first mortgage bonds                                                                           128,250     128,250
                                                                                                          --------    --------
  Secured notes-
    4.750% due 1998                                                                                             --         850
    6.080% due 2000                                                                                         23,000      23,000
    5.400% due 2013                                                                                          1,000       1,000
    5.400% due 2017                                                                                         10,600      10,600
    7.150% due 2017                                                                                         17,925      17,925
    5.900% due 2018                                                                                         16,800      16,800
    8.100% due 2020                                                                                          5,200       5,200
    7.150% due 2021                                                                                         14,482      14,482
    6.150% due 2023                                                                                         12,700      12,700
   *4.150% due 2027                                                                                         10,300      10,300
    6.450% due 2027                                                                                         14,500      14,500
    5.375% due 2028                                                                                          1,734          --
    5.450% due 2028                                                                                          6,950       6,950
    6.000% due 2028                                                                                         14,250      14,250
    5.950% due 2029                                                                                            238         238
                                                                                                          --------    --------
      Total secured notes                                                                                  149,679     148,795
                                                                                                          --------    --------

  Other obligations-
    Nuclear fuel                                                                                            12,174      16,189
    Capital leases (Note 2)                                                                                  4,635       5,022
                                                                                                          --------    --------
      Total other obligations                                                                               16,809      21,211
                                                                                                          --------    --------
  Net unamortized discount on debt                                                                            (508)       (550)
                                                                                                          --------    --------
  Long-term debt due within one year                                                                        (6,541)     (8,401)
                                                                                                          --------    --------
      Total long-term debt                                                                                 287,689     289,305
                                                                                                          --------    --------
TOTAL CAPITALIZATION                                                                                      $628,875    $647,187
                                                                                                          ========    ========



*  Denotes variable rate issue with December 31, 1998 interest rate shown.

The accompanying Notes to Financial Statements are an integral part of these statements.


                                         PENNSYLVANIA POWER COMPANY

                                 STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                                              Accumulated
                                                                                Other
                               Comprehensive                        Other    Comprehensive
                                  Income        Number      Par    Paid-In      Income       Retained
                                 (Note 3B)    of Shares    Value   Capital     (Note 3B)     Earnings
                               -------------  ----------  -------  -------   --------------  ---------
                                                        (Dollars in thousands)
Balance, January 1, 1996                       6,290,000  $188,700  $(310)        $(112)     $ 83,642
  Net income                      $40,587                                                      40,587
  Minimum liability for
   unfunded retirement
   benefits, net of $7,000
   of income taxes                      9                                             9
                                  -------
  Comprehensive income            $40,596
                                  =======
  Cash dividends on common
   stock                                                                                      (21,386)
  Cash dividends on preferred
   stock                                                                                       (4,626)
-----------------------------------------------------------------------------------------------------
Balance, December 31, 1996                     6,290,000   188,700   (310)         (103)       98,217
  Net income                      $31,472                                                      31,472
  Minimum liability for
   unfunded retirement
   benefits, net of $9,000
   of income taxes                     13                                            13
                                  -------
  Comprehensive income            $31,485
                                  =======
  Cash dividends on common
   stock                                                                                      (21,386)
  Cash dividends on preferred
   stock                                                                                       (4,626)
------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                     6,290,000   188,700   (310)          (90)      103,677
  Net income                      $ 9,226                                                       9,226
  Transfer of minimum liability
   for unfunded retirement
   benefits to FirstEnergy             90                                            90
                                  -------
  Comprehensive income            $ 9,316
                                  =======
  Cash dividends on common
   stock                                                                                      (21,386)
  Cash dividends on preferred
   stock                                                                                       (4,626)
------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                     6,290,000  $188,700  $(310)        $  --      $ 86,891
======================================================================================================



                                   STATEMENTS OF PREFERRED STOCK
                                       Not Subject to         Subject to
                                    Mandatory Redemption  Mandatory Redemption
                                    --------------------  --------------------
                                      Number       Par       Number      Par
                                    of Shares     Value    of Shares    Value
                                    ---------    -------   ----------  -------
                                               (Dollars in thousands)
Balance, January 1, 1996             509,049    $50,905     150,000    $15,000
-----------------------------------------------------------------------------
Balance, December 31, 1996           509,049     50,905     150,000     15,000
-----------------------------------------------------------------------------
Balance, December 31, 1997           509,049     50,905     150,000     15,000
-----------------------------------------------------------------------------
Balance, December 31, 1998           509,049    $50,905     150,000    $15,000
=============================================================================

The accompanying Notes to Financial Statements are an integral part of these statements.


                                       PENNSYLVANIA POWER COMPANY

                                        STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                   1998        1997         1996
------------------------------------------------------------------------------------------------
                                                                        (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        $  9,226    $31,472    $ 40,587
Adjustments to reconcile net income to net cash from
 operating activities:
  Provision for depreciation and amortization                       59,264     64,628      57,114
  Nuclear fuel and lease amortization                                5,418      7,172       8,693
  Other amortization, net                                             (330)    (1,187)     (1,700)
  Deferred income taxes, net                                       (20,007)    (6,631)        396
  Investment tax credits, net                                       (2,289)    (2,331)     (2,138)
  Deferred fuel costs, net                                              --         --       3,220
  Extraordinary item                                                51,730         --          --
  Receivables                                                      (20,680)     6,515      (1,193)
  Materials and supplies                                              (542)      (704)      1,319
  Accounts payable                                                   3,293     (4,476)     (2,472)
  Other                                                              3,148     (5,707)    (12,087)
                                                                  --------    -------    --------
    Net cash provided from operating activities                     88,231     88,751      91,739
                                                                  --------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Long-term debt                                                     1,563      9,942          --
Redemptions and Repayments-
  Long-term debt                                                     6,088     39,464      84,347
Dividend Payments-
  Common stock                                                      21,386     21,386      21,386
  Preferred stock                                                    4,626      4,626       4,626
                                                                  --------    -------    --------
    Net cash used for financing activities                          30,537     55,534     110,359
                                                                  --------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                  16,495     14,513      20,361
Loan to parent                                                      32,500     15,000          --
Loan payment from parent                                                --         --     (19,500)
Other                                                                1,874      4,431         116
                                                                  --------    -------    --------
    Net cash used for investing activities                          50,869     33,944         977
                                                                  --------    -------    --------
Net increase (decrease) in cash and cash equivalents                 6,825       (727)    (19,597)
Cash and cash equivalents at beginning of year                         660      1,387      20,984
                                                                  --------    -------    --------
Cash and cash equivalents at end of year                          $  7,485    $   660    $  1,387
                                                                  ========    =======    ========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)                           $ 19,057    $21,137    $ 26,653
                                                                  ========    =======    ========
  Income taxes                                                    $ 32,290    $38,324    $ 36,815
                                                                  ========    =======    ========


The accompanying Notes to Financial Statements are an integral part of these statements.


                                      PENNSYLVANIA POWER COMPANY

                                        STATEMENT OF TAXES
For the Years Ended December 31,                                    1998      1997       1996
----------------------------------------------------------------------------------------------
                                                                         (In thousands)
GENERAL TAXES:
State gross receipts                                             $ 10,830   $ 11,267   $ 12,305
Real and personal property                                          6,893      6,060      6,178
State capital stock                                                 2,774      2,566      2,820
Social security and unemployment                                    1,894      2,224      2,064
Other                                                                 149        262        648
                                                                 --------   --------   --------
  Total general taxes                                            $ 22,540   $ 22,379   $ 24,015
                                                                 ========   ========   ========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                        $ 25,938   $ 27,560   $ 27,282
  State                                                             7,654      8,061      7,881
                                                                 --------   --------   --------
                                                                   33,592     35,621     35,163
                                                                 --------   --------   --------
Deferred, net-
  Federal                                                         (15,454)    (5,096)       272
  State                                                            (4,553)    (1,535)       124
                                                                 --------   --------   --------
                                                                  (20,007)    (6,631)       396
                                                                 --------   --------   --------
Investment tax credit amortization                                 (2,289)    (2,331)    (2,138)
                                                                 --------   --------   --------
  Total provision for income taxes                               $ 11,296   $ 26,659   $ 33,421
                                                                 ========   ========   ========

INCOME STATEMENT CLASSIFICATION OF
PROVISION FOR INCOME TAXES:
Operating expenses                                               $ 31,794   $ 25,555   $ 29,907
Other income                                                          710      1,104      3,514
Extraordinary item                                                (21,208)       --          --
                                                                 --------   --------   --------
  Total provision for income taxes                               $ 11,296   $ 26,659   $ 33,421
                                                                 ========   ========   ========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                    $ 20,522   $ 58,131   $ 74,008
                                                                 ========   ========   ========
Federal income tax expense at statutory rate                     $  7,183   $ 20,346   $ 25,903
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit             2,016      4,242      5,203
  Amortization of investment tax credits                           (2,289)    (2,331)    (2,138)
  Amortization of tax regulatory assets                             4,745      4,554      4,423
  Other, net                                                         (359)      (152)        30
                                                                 --------   --------   --------
  Total provision for income taxes                               $ 11,296   $ 26,659   $ 33,421
                                                                 ========   ========   ========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Competitive transition charge                                    $135,730   $     --   $     --
Property basis differences                                         69,867    172,094    178,886
Allowance for equity funds used during construction                 7,219     29,875     33,677
Deferred nuclear expense                                               --      7,163      8,031
Customer receivables for future income taxes                        9,690     37,954     40,901
Unamortized investment tax credits                                 (3,193)   (10,681)   (11,635)
Other                                                              (6,886)     3,547      3,916
                                                                 --------   --------   --------
  Net deferred income tax liability                              $212,427   $239,952   $253,776
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

REVENUES-

          The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1998 or 1997, with respect to any particular segment of the Company's customers.

REGULATORY PLAN-

          In June 1998, the PPUC authorized a rate restructuring plan for the Company, which superseded the regulatory plan which had been in place for the Company since 1996, and essentially resulted in the deregulation of the Company's generation business as of June 30, 1998. The Company was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, the Company reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through a CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was recorded as an extraordinary item on the Statement of Income. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $146 million as of December 31, 1998.

          All of the Company's regulatory assets are being recovered under provisions of the regulatory plan. In addition, the PPUC had authorized the Company to accelerate at least $358 million, more than the amounts that would have been recognized if the regulatory plan was not in effect. These additional amounts are being recovered through current rates. As of December 31, 1998, the Company's cumulative additional capital recovery and regulatory asset amortization amounted to $184 million (including the impairment discussed above).

          In December 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act," which permitted customers, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services will continue to be supplied by their current providers. Customer choice will be phased in over two years with 66% of each customer class able to choose alternative suppliers of generation on January 2, 1999, and all remaining customers having choice as of January 2, 2000. Under the rate restructuring plan, the Company continues to deliver power to homes and businesses through its transmission and distribution system, which remains regulated by the PPUC. The Company's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates will be excluded from their bill and the customers will receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets. The Company is entitled to recover $234 million of stranded costs through a CTC that starts in 1999 and ends in 2005.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 3.0% in 1998 and 2.7% in 1997 and 1996. In addition to the straight-line depreciation recognized in 1998, 1997 and 1996, the Company also recognized additional capital recovery of $15 million, $27 million and $20 million, respectively, as additional depreciation expense in accordance with the regulatory plan.

          Annual depreciation expense includes approximately
$3.1 million for future decommissioning costs applicable to the Company's ownership interest in two nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $88 million in current dollars and (using a 4.0% escalation rate) approximately $205 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $12 million for decommissioning through its electric rates from customers through December 31, 1998. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $13.7 million invested in external decommissioning trust funds as of December 31, 1998. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $3.0 million at December 31, 1998 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company and other Central Area Power Coordination Group (CAPCO) companies own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 1998, include the following:





                           Utility    Accumulated  Construction  Company's
    Generating              Plant    Provision for    Work in    Ownership
      Units              in Service  Depreciation   Progress     Interest
---------------------------------------------------------------------------
                                            (In millions)
W. H. Sammis #7          $ 57.8         $21.8        $0.3          20.80%
Bruce Mansfield
  #1, #2 and #3            98.9          47.3         0.6           5.76%
Beaver Valley #1           18.6           1.2         2.2          17.50%
Perry #1                    1.5           0.6         1.1           5.24%
--------------------------------------------------------------------------
    Total                $176.8         $70.9        $4.2
==========================================================================



          On October 15, 1998, FirstEnergy Corp. (FirstEnergy) the parent company of Edison, announced that it signed an agreement in principle with Duquesne Light Company (Duquesne) that would result in the transfer of 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Company, Edison and The Cleveland Electric Illuminating Company, an affiliate. As part of this exchange, the Company will transfer its 339-megawatt New Castle Plant and its 4-megawatt interest in the Niles Plant to Duquesne. A definitive agreement on the exchange of assets, which will be structured as a tax-free transaction to the extent possible, will provide FirstEnergy's utility operating companies with exclusive ownership and operating control of all CAPCO generating units. Duquesne will fund decommissioning costs equal to its percentage interest in the three nuclear generating units to be transferred. The asset transfer is expected to take twelve to eighteen months to close.

NUCLEAR FUEL-

          OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.

          Minimum lease payments during the next five years are estimated to be as follows:

                   (In millions)
-------------------------------
1999                      $6.3
2000                       3.6
2001                       2.2
2002                       1.2
2003                       0.2
------------------------------

          The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the formula used to compute payments to the DOE.

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Since Edison became a wholly owned subsidiary of FirstEnergy on November 8, 1997, the Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

RETIREMENT BENEFITS-

          The Company's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. In 1998, the Company's, Edison's and Centerior Energy Corporation pension plans were merged into the FirstEnergy pension plans. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 1998. The assets of the pension plans consist primarily of common stocks, United States government bonds and corporate bonds.

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

          The following sets forth the funded status of the FirstEnergy plans in 1998 and the Company's plans in 1997 and amounts recognized on the Balance Sheets as of December 31 (which includes the Company's share of the FirstEnergy 1998 plans' net prepaid pension cost and accrued other postretirement benefits costs of $9.0 million and $28.4 million, respectively):

                                                                                   Other
                                                     Pension Benefits      Postretirement Benefits
                                                     ----------------      -----------------------
                                                     1998       1997        1998         1997
--------------------------------------------------------------------------------------------------
                                                                 (In millions)
Change in benefit obligation:
Benefit obligation as of January 1*                $1,327.5   $122.8      $ 534.1      $ 43.7
Service cost                                           25.0      2.7          7.5         0.9
Interest cost                                          92.5      8.9         37.6         3.2
Plan amendments                                        44.3      0.5         40.1          --
Early retirement program expense                         --      5.8           --         0.3
Actuarial loss                                        101.6     10.1         10.7         1.5
Benefits paid                                         (90.8)    (8.4)       (28.7)       (2.3)
---------------------------------------------------------------------------------------------
Benefit obligation as of December 31                1,500.1    142.4        601.3        47.3
---------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets as of January 1*          1,542.5    150.5          2.8         0.2
Actual return on plan assets                          231.3     30.0          0.7         0.1
Company contribution                                     --       --          0.4          --
Benefits paid                                         (90.8)    (8.4)          --          --
---------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31         1,683.0    172.1          3.9         0.3
---------------------------------------------------------------------------------------------

Funded status of plan*                                182.9     29.7       (597.4)      (47.0)
Unrecognized actuarial loss (gain)                   (110.8)   (25.7)        30.6         4.3
Unrecognized prior service cost                        63.0      4.2         27.4        (4.0)
Unrecognized net transition obligation (asset)        (18.0)    (5.3)       129.3        21.4
---------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                     $  117.1   $  2.9      $(410.1)     $(25.3)
=============================================================================================

Assumptions used as of December 31:
Discount rate                                          7.00%    7.25%        7.00%       7.25%
Expected long-term return on plan assets              10.25%   10.00%       10.25%      10.00%
Rate of compensation increase                          4.00%    4.00%        4.00%       4.00%


  * 1998 beginning balances reflect 1998 merger of the Company's, Edison's and Centerior plans into FirstEnergy plans.



          Net pension and other postretirement benefit costs for the three years ended December 31, 1998 (including the Company's share of FirstEnergy plans' 1998 pension benefits costs and other postretirement benefit costs of $(6.1) million and $5.4 million, respectively) were computed as follows:

                                                                                Other
                                               Pension Benefits        Postretirement Benefits
                                             --------------------      ----------------------
                                             1998    1997    1996       1998    1997    1996
---------------------------------------------------------------------------------------------
                                                              (In millions)
Service cost                              $  25.0  $  2.7  $  3.2      $ 7.5   $0.9    $ 1.1
Interest cost                                92.5     8.9     9.5       37.6    3.2      3.2
Expected return on plan assets             (152.7)  (14.7)  (12.3)      (0.3)    --       --
Amortization of transition obligation
 (asset)                                     (8.0)   (1.0)   (1.0)       9.2    1.2      1.7
Amortization of prior service cost            2.3     0.4     0.4       (0.8)    --     (0.3)
Recognized net actuarial gain                (2.6)   (0.4)     --         --     --       --
Voluntary early retirement program
 expense                                       --     5.8      --         --    0.3       --
Plan curtailment loss (gain)                   --      --    (4.3)        --     --      3.5
-------------------------------------------------------------------------------------------
Net benefit cost                          $ (43.5) $  1.7  $ (4.5)     $53.2   $5.6    $ 9.2
============================================================================================


          In accordance with SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the 1996 net pension costs and postretirement benefit costs shown above included curtailment effects (significant changes in projected plan assumptions) relating to the pension and postretirement benefit plans. The employee terminations reflected in the Company's 1996 restructuring activities represented a plan curtailment that significantly reduced the expected future employee service years and the related accrual of defined pension and postretirement benefits. In the pension plan, the reduction in the benefit obligation increased the net pension asset and was shown as a plan curtailment gain. In the postretirement benefit plan, the unrecognized prior service cost associated with service years no longer expected to be rendered as a result of the terminations, was shown as a plan curtailment loss.

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

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Transactions with affiliated companies are included on the Statements of Income as follows:



                                          1998      1997      1996
-------------------------------------------------------------------
                                               (In millions)
Operating revenues:
  Electric sales                         $ 9.8     $ 6.1     $ 3.6
  Bruce Mansfield Plant administrative
   and general charges to affiliates       6.3       0.9        --
  Other transactions                       0.7       0.4       0.4
-------------------------------------------------------------------
                                         $16.8     $ 7.4     $ 4.0
===================================================================
Fuel and purchased power:
  Purchased power                        $20.9     $12.7     $13.2
  Nuclear fuel leased from OES Fuel        5.9       7.5       9.6
-------------------------------------------------------------------
                                         $26.8     $20.2     $22.8
===================================================================
Other operating costs:
  Rental of transmission lines           $ 1.3     $ 1.0     $ 1.0
  Data processing services                 2.8       2.9       2.5
  Other transactions                       5.4       4.4       3.9
-------------------------------------------------------------------
                                         $ 9.5     $ 8.3     $ 7.4
===================================================================



SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $0.8 million, $8.5 million and $4.1 million for the years 1998, 1997 and 1996, respectively.

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



                                        1998              1997
--------------------------------------------------------------------
                                 Carrying  Fair    Carrying   Fair
                                  Value   Value     Value    Value
--------------------------------------------------------------------
                                               (In millions)
Long-term debt                      $278     $294      $277     $291
Preferred stock                       15       16        15       15
Investments other than cash
and cash equivalents                  17       21        14       15
--------------------------------------------------------------------


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

REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Company's regulatory plan. Based on the regulatory plan, at this time, the Company believes it will continue to be able to bill and collect cost-based rates relating to the Company's nongeneration operations; accordingly, it is appropriate that the Company continues the application of SFAS 71 relating to those operations. The Company recognized additional cost recovery of $24 million, $11 million and $8 million in 1998, 1997 and 1996, respectively, as additional regulatory asset amortization in accordance with its regulatory plan. Regulatory assets on the Balance Sheets are comprised of the following:

                                                   1998       1997
-------------------------------------------------------------------
                                                      (In millions)
Competitive transition charge                     $331.0     $   --
Customer receivables for future income taxes        23.6       92.6
Nuclear unit expenses                                 --       17.5
Perry Unit 2 termination                              --       36.7
Loss on reacquired debt                              8.2        9.2
DOE decommissioning and decontamination costs        0.3        3.6
Employee postretirement benefit costs                6.2         --
Other                                                1.7        3.4
-------------------------------------------------------------------
  Total                                           $371.0     $163.0
===================================================================




2.  LEASES

          The Company leases certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 1998, are summarized as follows:


                          1998       1997        1996
-----------------------------------------------------
                               (In millions)
Operating leases
  Interest element      $0.5       $0.5        $0.5
  Other                  1.3        1.5         1.3
Capital leases
  Interest element       0.6        0.7         0.7
  Other                  0.7        0.8         0.9
---------------------------------------------------
Total rental payments   $3.1       $3.5        $3.4
===================================================

          The future minimum lease payments as of December 31, 1998, are:


                                          Capital       Operating
                                          Leases         Leases
------------------------------------------------------------------
                                              (In millions)
1999                                      $ 1.3           $0.2
2000                                        1.2            0.2
2001                                        1.0            0.2
2002                                        1.0            0.2
2003                                        0.9            0.2
Years thereafter                            9.6            3.0
--------------------------------------------------------------
Total minimum lease payments               15.0           $4.0
                                                          ====
Executory costs                             3.1
-----------------------------------------------
Net minimum lease payments                 11.9
Interest portion                            7.3
-----------------------------------------------
Present value of net minimum
  lease payments                            4.6
Less current portion                        0.5
-----------------------------------------------
Noncurrent portion                        $ 4.1
===============================================


3.  CAPITALIZATION:

   (A)  RETAINED EARNINGS-

          Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $75.3 million at December 31, 1998.

   (B)  COMPREHENSIVE INCOME-

          In 1998, the Company adopted SFAS 130, "Reporting
Comprehensive Income," and applied the standard to all periods presented in the Statements of Common Stockholder's Equity.
Comprehensive income includes net income as reported on the Statements of Income and all other changes in common stockholder's equity except dividends to stockholders.

   (C)  PREFERRED STOCK-

          The Company's 7.75% series of preferred stock has restrictions which prevent early redemption prior to July 2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

   (D)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          The Company's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

   (E)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by the Company. Long-term debt maturities (excluding capital leases) during the next five years are $0.5 million in 1999, $24.0 million in 2000, $1.0 million in 2001, $1.0 million in 2002 and $41.0 million in 2003.

          The Company's obligations to repay certain pollution control revenue bonds are secured by series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities.

4.  SHORT-TERM BORROWINGS:

          The Company has a credit agreement with Edison whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement, the maximum borrowing is limited only by the availability of funds; however, the Company's borrowing under this agreement is currently limited by the PPUC to a total of $50 million. Either company can terminate the agreement with six months' notice.

5.  COMMITMENTS, GUARANTEES AND   CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $167 million for property additions and improvements from 1999 through 2003, of which approximately $28 million is applicable to 1999. Investments for additional nuclear fuel during the 1999-2003 period are estimated to be approximately $28 million, of which approximately $3 million applies to 1999. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $29 million and $6 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.7 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interests in Beaver Valley Unit 1 and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $20 million per incident but not more than $2.3 million in any one year for each incident.

          The Company is also insured as to its interest in Beaver Valley Unit 1 and the Perry Plant under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $69.5 million of insurance coverage for replacement power costs for its interests in Perry and Beaver Valley Unit 1. Under these policies, the Company can be assessed a maximum of approximately
$2.8 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

GUARANTEE-

          The Company, together with the other CAPCO companies, has severally guaranteed certain debt and lease obligations in connection with a coal supply contract for the Bruce Mansfield Plant. As of December 31, 1998, the Company's share of the guarantee (which approximates fair market value) was $3.6 million. The price under the coal supply contract, which includes certain minimum payments, has been determined to be sufficient to satisfy the debt and lease obligations. The Company's total payments under the coal supply contract were $15.0 million, $13.3 million and $11.1 million during 1998, 1997, and 1996, respectively. The Company's minimum payment for 1999 is approximately $4 million. The contract expires December 31, 1999.

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company has estimated additional capital expenditures for environmental compliance of approximately $47 million, which is included in the construction forecast provided under "Capital Expenditures" for 1999 through 2003.

          The Company is in compliance with the current sulfur dioxide
(SO2) and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions in 1999 will be achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. Plans for complying with reductions required for the year 2000 and thereafter have not been finalized. In September 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Company's Pennsylvania facilities by May 2003. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. By September 1999, each of the twenty-two states are required to submit revised State Implementation Plans (SIP) which comply with individual state NOx budgets established by the EPA. These state NOx budgets contemplate an 85% reduction in utility plant NOx emissions from 1990 emissions. A proposed Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under
Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA suggests that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a September 1998 proposed rulemaking established an alternative program which would require nearly identical 85% NOx reductions at the Company's Ohio and Pennsylvania plants by May 2003 in the event implementation of the NOx Transport Rule is delayed. FirstEnergy continues to evaluate its compliance plans and other compliance options and currently estimates its additional capital expenditures for NOx reductions may reach $500 million.

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

          Legislative, administrative and judicial actions will continue to change the way that the Company must operate in order to comply with environmental laws and regulations. With respect to any such changes and to the environmental matters described above, the Company expects that any resulting additional capital costs which may be required, as well as any required increase in operating costs, would ultimately be reflected in its generation supply prices.

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain operating results by quarter for 1998 and 1997.


                                             March 31,  June 30,  September 30,  December 31,
Three Months Ended                            1998       1998        1998          1998
-------------------------------------------------------------------------------------------
                                                             (In millions)
Operating Revenues                           $78.5     $ 80.3       $87.9          $77.0
Operating Expenses and Taxes                  65.9       70.3        71.5           58.0
----------------------------------------------------------------------------------------
Operating Income                              12.6       10.0        16.4           19.0
Other Income                                   0.7        0.6         0.6            0.6
Net Interest Charges                           5.4        5.2         5.2            5.1
----------------------------------------------------------------------------------------
Income Before Extraordinary Item               7.9        5.4        11.8           14.5
Extraordinary Item (Net of Income Taxes)
  (Note 1)                                      --      (30.5)         --             --
Net Income (Loss)                            $ 7.9     $(25.1)      $11.8          $14.5
========================================================================================
Earnings (Loss) on Common Stock              $ 6.8     $(26.2)      $10.7          $13.3
========================================================================================




                                             March 31,  June 30,  September 30,  December 31,
     Three Months Ended                       1997       1997        1997           1997
--------------------------------------------------------------------------------------------
                                                             (In millions)
Operating Revenues                            $79.0     $79.2        $85.2         $79.9
Operating Expenses and Taxes                   65.4      66.2         69.6          71.4
----------------------------------------------------------------------------------------
Operating Income                               13.6      13.0         15.6           8.5
Other Income                                    0.7       0.3          0.8           0.9
Net Interest Charges                            5.7       5.5          5.5           5.2
----------------------------------------------------------------------------------------
Net Income                                    $ 8.6     $ 7.8        $10.9         $ 4.2
=========================================================================================
Earnings on Common Stock                      $ 7.4     $ 6.6        $ 9.7         $ 3.1
=========================================================================================


Report of Independent Public Accountants

To the Stockholders and Board of Directors of Pennsylvania Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 1998 and 1997, and the related statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended
December 31, 1998, in conformity with generally accepted accounting principles.



                                   ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 12, 1999