Form 10-K, Exhibit 13
period 1999-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 2000-03-29
CIK 1031296, 20947, 73960, 77278, 352049

Management Report

          The consolidated financial statements were prepared by the management of FirstEnergy Corp., who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles and are consistent with other financial information appearing elsewhere in this report. Arthur Andersen LLP, independent public accountants, have expressed an opinion on the Company's consolidated financial statements.

          The Company's internal auditors, who are responsible to the Audit Committee of the Board of Directors, review the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

          The Audit Committee consists of five nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee also reviews the results of management's programs to monitor compliance with the Company's policies on business ethics and risk management. The Audit Committee held six meetings in 1999.




Richard H. Marsh
Vice President and
Chief Financial Officer


Harvey L. Wagner
Controller and
Chief Accounting Officer


Report of Independent Public Accountants




To the Stockholders and Board of Directors of FirstEnergy Corp.:

          We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of FirstEnergy Corp. (an Ohio corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, common stockholders' equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstEnergy Corp. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 11, 2000

                                          FIRSTENERGY CORP.

                                       SELECTED FINANCIAL DATA
For the Years Ended December 31,        1999         1998         1997        1996        1995
-------------------------------------------------------------------------------------------------
                                               (In thousands, except per share amounts)
Revenues                            $ 6,319,647  $ 5,874,906  $ 2,961,125  $2,521,788  $2,500,770
                                    -------------------------------------------------------------
Income Before Extraordinary Item    $   568,299  $   441,396  $   305,774  $  302,673  $  294,747
                                    -------------------------------------------------------------
Net Income                          $   568,299  $   410,874  $   305,774  $  302,673  $  294,747
                                    -------------------------------------------------------------
Earnings per Share of Common
 Stock:
  Before Extraordinary Item               $2.50        $1.95        $1.94       $2.10       $2.05
  After Extraordinary Item                $2.50        $1.82        $1.94       $2.10       $2.05
                                    -------------------------------------------------------------
Dividends Declared per Share
 of Common Stock                          $1.50        $1.50        $1.50       $1.50       $1.50
                                    -------------------------------------------------------------
Total Assets                        $18,224,047  $18,192,177  $18,261,481  $9,218,623  $9,035,112
                                    -------------------------------------------------------------
Capitalization at December 31:
  Common Stockholders' Equity       $ 4,563,890  $ 4,449,158  $ 4,159,598  $2,503,359  $2,407,871
  Preferred Stock:
    Not Subject to Mandatory
     Redemption                         648,395      660,195      660,195     211,870     211,870
    Subject to Mandatory
     Redemption                         256,246      294,710      334,864     155,000     160,000
  Long-Term Debt                      6,001,264    6,352,359    6,969,835   2,712,760   2,786,256
                                    -------------------------------------------------------------
  Total Capitalization              $11,469,795  $11,756,422  $12,124,492  $5,582,989  $5,565,997
                                    =============================================================

                                       PRICE RANGE OF COMMON STOCK

          FirstEnergy Corp.'s Common Stock is listed on the New York Stock Exchange and is traded on other registered exchanges.
                                       1999                 1998
------------------------------------------------------------------------
First Quarter High-Low          33-3/16  27-15/16      31-5/8   27-7/8
                                ----------------------------------------
Second Quarter High-Low         32-1/8   27-15/16      31-7/8   28-1/2
                                ----------------------------------------
Third Quarter High-Low          31-5/16  24-3/4        31-5/16  27-1/16
                                ----------------------------------------
Fourth Quarter High-Low         26-9/16  22-1/8        34-1/16  29-3/16
                                ----------------------------------------
Yearly High-Low                 33-3/16  22-1/8        34-1/16  27-1/16
------------------------------------------------------------------------

Prices are based on reports published in The Wall Street Journal for New York Stock Exchange
                                         -----------------------
Transactions.



                        HOLDERS OF COMMON STOCK

There were 181,806 and 180,679 holders of the Company's Common Stock of the 232,454,287 shares as of December 31, 1999 and 231,959,541 shares as of January 31, 2000, respectively. Information regarding retained earnings available for payment of cash dividends is given in Note 3A.




                           FIRSTENERGY CORP.

                 Management's Discussion and Analysis of
              Results of Operations and Financial Condition


Results of Operations

          FirstEnergy Corp. was formed when the merger of Ohio Edison Company
(OE) and Centerior Energy Corporation (Centerior) became effective on November 8, 1997. The merger was accounted for using purchase accounting under the guidelines of Accounting Principles Board Opinion No. 16, "Business Combinations." Under these guidelines, the results of operations for the combined entity are reported from the point of consummation forward. As a result, our financial statements for 1997 reflect 12 months of operations for OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), but include only 7 weeks (November 8, to December 31, 1997) for the former Centerior companies - The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE). Results for 1998 and 1999 include operations for the entire year for OE and Penn (OE companies), CEI and TE.

          During 1998 and 1999, we took additional steps to expand our portfolio of energy-related products and services by completing a number of acquisitions and forming a joint venture. During 1998, FirstEnergy Facilities Services Group, LLC (FE Facilities), a wholly owned subsidiary, acquired eight companies, which mainly provide heating, ventilating and air-conditioning (HVAC) services. FE Facilities made one additional acquisition in 1999, bringing its total number of acquisitions to 11 over the past three years. On June 8, 1998, we acquired MARBEL Energy Corporation (MARBEL), a fully integrated natural gas company. On September 30, 1999, MARBEL formed a joint venture with Range Resources Corporation that combines both companies' assets for the development of Appalachian Basin oil and natural gas properties and related gas-gathering and transportation systems. This joint venture is accounted for using the equity method of accounting with our proportionate share of earnings reflected in our consolidated financial results. During 1999, three additional retail gas acquisitions were added to FirstEnergy Trading Services, Inc. (FETS). All acquisitions in 1998 and 1999 were accounted for using purchase accounting and are included in our consolidated results from their respective acquisition dates.

          As Ohio approaches customer choice of energy suppliers in 2001, we continue to develop our unregulated retail sales strategy, in part through acquisitions, which expand the products and services we can offer customers. In addition, related changes to our sales and marketing activities were made during 1999 to further support our retail sales strategy. As a result, we increased our functional integration across organization lines to improve economies and efficiencies to better serve customers in unregulated markets. By taking advantage of the new markets made available by advancing deregulation, we now cover a 13-state market area in the northeastern portion of the U.S. This expanded market has yielded significant multi-year contracts for us in 1999. We also completed major information systems during 1999, which improve our capabilities while resolving Year 2000 concerns.

          Total revenues increased by $445 million in 1999 and $2.9 billion in 1998 compared to the prior year results. In 1999, the increased revenues resulted primarily from contributions from the Electric Utility Operating Companies' (EUOC) business segment and newly acquired businesses, which were partially offset by reduced revenues from the FETS business segment due to refocusing its activities to support our retail marketing activities. The EUOC currently represent the more traditional vertically integrated electric utility operations. In 1998, inclusion of a full 12 months of results for the former Centerior companies in the EUOC business segment compared to only 7 weeks in 1997 was the largest factor contributing to the change in electric sales, adding $2.2 billion. The sources of the increases in revenues during 1999 and 1998 are summarized in the following table.

  Sources of Revenue Changes    1999         1998
----------------------------------------------------
                                  (In millions)
Electric sales                 $213.2      $2,204.7
Other electric utility
 revenues                         3.1         115.0
----------------------------------------------------
  Total EUOC                    216.3       2,319.7
FETS                           (220.1)        367.6
New businesses acquired         341.5         220.0
Unregulated electric sales       54.0           6.5
Gain on sale of investment       53.0          --
----------------------------------------------------

Net Revenue Increase           $444.7      $2,913.8
----------------------------------------------------



Electric Sales

          EUOC revenues increased by $216.3 million in 1999, compared to 1998, benefiting from increased kilowatt-hour sales, offset in part by lower unit prices. Residential, commercial and industrial customers all contributed to higher EUOC retail sales. Retail kilowatt-hour sales increased due to strong consumer-driven economic growth and, to a lesser extent, the weather. Over 6,500 new EUOC customers were added in 1999. Weather-induced electricity demand in the wholesale market and additional available internal generation combined to increase sales to wholesale customers.

          EUOC retail kilowatt-hour sales in 1998 increased substantially over 1997 due to the merger with the former Centerior companies. Excluding the impact of the merger, retail sales for the OE companies in 1998 were approximately the same as the previous year after setting a new record in 1997. Residential and commercial kilowatt-hour sales benefited from continued growth in the retail customer base, with over 11,000 new retail customers added in 1998 compared to 1997. The closure of an electric arc furnace by a large steel customer in the latter part of 1997 and a general decline in electricity demand by steel manufacturers due to intense foreign competition contributed to lower industrial sales in 1998, compared to the prior year. Changes in EUOC kilowatt-hour sales by customer class in 1999 and 1998 are summarized in the following table.


EUOC KWH Sales Changes    1999        1998*
--------------------------------------------
Residential                6.7%       1.7%
Commercial                 3.9%       3.5%
Industrial                 3.4%      (3.6)%
--------------------------------------------
  Total Retail             4.4%        --
Wholesale                 28.4%       8.9%
--------------------------------------------
  Total Sales              6.6%       1.4%
--------------------------------------------

* Reflects OE companies only


          Unregulated kilowatt-hour sales showed strong sales growth in 1999, with sales to commercial customers accounting for most of the increase. Revenues from commercial customers represented $53.1 million of the $60.5 million of 1999 revenues from unregulated markets. Over 12,000 new unregulated customers were served in 1999. Several major contracts were entered into in 1999, including one with Republic Technologies International, Inc. (RTI). On August 17, 1999, FirstEnergy Services Corporation (FSC), a wholly owned subsidiary, signed a Master Energy Services and Supply Agreement with RTI. They are expected to use more than $1 billion in energy and related services over the five-year contract period. FSC will manage: the supply and delivery of all of RTI's electricity and natural gas needs; RTI's HVAC requirements; and other energy-related services for RTI. Although unregulated kilowatt-hour sales comprised only 1% of total revenues in 1999, these sales increased substantially compared to 1998 and are expected to be a major source of electric sales growth in future years.

Nonelectric Sales

          Following an initial expansion of its trading activities in 1998, FETS revenues decreased significantly in 1999, compared to the prior year because of refocusing its activities on supporting our retail marketing activities. Revenues from new business acquisitions increased significantly in both 1999 and 1998 due to acquisitions made by FE Facilities and FETS. In addition, we recognized a gain of $53 million from the sale of a partnership investment in the fourth quarter of 1999, which is reflected in other revenues. This one-time gain was offset by nonrecurring expenses recognized in the fourth quarter of 1999, as further described below.

Operating Expenses

          Total expenses increased $255.5 million in 1999 compared to 1998 reflecting higher levels of other expenses for EUOC and facilities services activities, as well as additional depreciation and amortization. This increase in other expenses was partially offset by lower fuel and purchased power costs, as well as reduced expenses for FETS. In 1998, total expenses increased $2.4 billion from the previous year primarily due to the inclusion of a full 12 months of expenses for the former Centerior companies, compared to only 7 weeks of expenses in the 1997 results.

          Fuel and purchased power costs were $106.7 million lower in 1999, compared to 1998. The EUOC purchased power costs accounted for all of the reduction. Much of the improvement occurred in the second quarter due to the absence of unusual conditions experienced in 1998, which resulted in an additional $77.4 million of purchased power costs. Those costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. Unscheduled outages at several of our power plants at the same time required the EUOC to purchase significant amounts of power on the spot market. Although above normal temperatures were also experienced in 1999, the EUOC maintained a stronger capacity position compared to the previous year and better met customer demand from their own internal generation. In 1998, fuel and purchased power costs were up $497.5 million compared to 1997. Excluding the merger impact of the Centerior companies in 1998, fuel and purchased power costs for the OE companies increased $74.4 million for the reasons discussed above.

          Other expenses for the EUOC rose in 1999 compared to 1998 for several reasons. Refueling outages at Beaver Valley Unit 2 and the Perry Plant, as well as full ownership of those units and Beaver Valley Unit 1 following the Duquesne Light Company (Duquesne) asset swap in early December 1999 and nonrecurring swap-related liabilities assumed, increased our nuclear expenses. The EUOC incurred additional costs in 1999 related to improving the availability of their fossil generating units. Also contributing to the increase in other EUOC expenses in 1999 were higher customer, sales and marketing expenses resulting from marketing programs and information system costs; higher distribution expenses from storm damage, as well as line and meter maintenance; and a nonrecurring expense related to a change in employee vacation benefits. In 1998, other expenses for the EUOC increased from the previous year principally as a result of the Centerior merger. Excluding the former Centerior companies, 1998 nonnuclear costs decreased from the previous year due primarily to the absence of expenses related to a 1997 voluntary retirement program and estimated severance costs which increased other expenses for that year. Lower nonnuclear expenses in 1998 were partially offset by higher nuclear costs at the Beaver Valley Plant.

          With FETS activities changing in 1999 to support our retail marketing efforts, other expenses in this business segment decreased significantly from 1998. Also, FETS expenses were significantly lower in 1999 due to the absence of costs incurred in 1998 associated with credit losses and related replacement power costs resulting from the period of sharp price increases in the spot market for electricity in June 1998. The acquisitions in the facility services and natural gas businesses, as well as costs attributable to unregulated sales activity, combined to increase other expenses in both 1999 and 1998 from the previous years.

          Accelerated cost recovery in connection with the OE rate reduction plan was the primary factor contributing $160.6 million to the increase in depreciation and amortization in 1999, compared to the prior year. Excluding the effect of the former Centerior companies, depreciation and amortization in 1998 decreased $14.2 million from the prior year mainly due to the net effect of the OE and Penn rate plans.

Interest Expense

          Interest expense decreased $33.7 million in 1999, from the prior year, because of long-term debt redemptions and refinancings. In 1998, interest expense increased, compared to 1997, due to the inclusion of the former Centerior companies. Excluding the impact of the merger, interest on long-term debt for the OE companies continued to trend downward due to refinancings and redemptions of long-term debt.

Extraordinary Item

          The Pennsylvania Public Utility Commission's (PPUC) authorization of Penn's rate restructuring plan led to the discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation," to Penn's generation business in 1998. This resulted in a write-down of $30.5 million, or $.13 per common share, of its nuclear generating unit investment and the recognition of a portion of such investment -- recoverable through future customer rates -- as a regulatory asset.

Net Income

          As a result of higher sales revenues, the absence of unusually high purchased power costs experienced in 1998 and lower interest costs, net income increased significantly in 1999 to $568.3 million, compared to $410.9 million in 1998 and $305.8 million in 1997. Basic and diluted earnings per share of common stock were $2.50 in 1999, compared to $1.82 in 1998 and $1.94 in 1997.

Capital Resources and Liquidity

          We continue to pursue cost efficiencies to fund strategic investments while also strengthening our financial position. During 1999, our financing costs continued their downward trend. Net redemptions of long-term debt and preferred stock totaled $528.9 million, including $18.3 million of optional redemptions in 1999. In addition, we completed $359.6 million of refinancings. Combined, these actions are expected to generate annual savings of about $50 million. The average cost of long-term debt was reduced to 7.65% in 1999 from 8.02% at the end of 1997. As of December 31, 1999, our common equity as a percentage of capitalization increased to 40% from 34% at the end of 1997, following the merger with Centerior.

          We had approximately $111.8 million of cash and temporary investments and $417.8 million of short-term indebtedness on December 31, 1999. Our unused borrowing capability included $136.5 million under revolving lines of credit. At the end of 1999, the EUOC had the capability to issue $2.1 billion of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon applicable earnings coverage tests and their respective charters, OE, Penn and TE could issue $1.6 billion of preferred stock (assuming no additional debt was issued). CEI has no restrictions on the issuance of preferred stock.

          Our cash requirements in 2000 for operating expenses, construction expenditures, scheduled debt maturities, preferred stock redemptions, and common stock repurchases are expected to be met without issuing new securities. During 1999, we reduced our total debt by approximately $300.0 million. We have cash requirements of approximately $2.8 billion for the 2000-2004 period to meet scheduled maturities of long-term debt and sinking fund requirements of preferred stock. Of that amount, approximately $494 million applies to 2000. During 1999, we repurchased and retired 4.6 million shares of our common stock at an average price of $28.08 per share. We have authority to repurchase up to 15 million shares of common stock. We also entered into an equity forward purchase contract, which enables us to purchase an additional 1.4 million shares in November 2000 at an average price of $24.22 per share.

          Our capital spending for the period 2000-2004 is expected to be about $3.0 billion (excluding nuclear fuel), of which approximately $650 million applies to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $497 million, of which about $159 million applies to 2000. During the same period, our nuclear fuel investments are expected to be reduced by approximately $480 million and $106 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of trust cash receipts, of nearly $782 million for the 2000-2004 period, of which approximately $146 million relates to 2000.

          Two transactions were completed in 1999, which modified our portfolio of generation resources. On July 26, CEI completed its purchase of the remaining 20 percent interest in the Seneca pumped- storage hydroelectric generation plant from GPU, Inc. for $43 million. The purchase makes available 87 megawatts of additional capacity and provides CEI with full ownership of the plant. On December 3, the generating asset transfer with Duquesne was completed. Duquesne transferred 1,436 megawatts it owned at five generating plants to us in exchange for 1,328 megawatts at three plants owned by our EUOC. The transaction provides us with exclusive ownership and operating control of all generating assets which were formerly jointly owned and operated under the Central Area Power Coordination Group agreement.

          Additional generating capacity is under construction, and is expected to go into service in early June 2000 to supply electricity for peak demand periods, reducing our requirements for purchased power. In total, we will be adding 390 megawatts of gas-fired combustion turbines by the end of 2000 to meet this need. Another 150 megawatts of diesel generation will be available to us on a limited basis during the summer of 2000.

          We completed four acquisitions during 1999, which further expand energy-related products and services available to our customers. FE Facilities acquired one company having total annual revenues of approximately $14 million. Collectively, the FE Facilities companies now produce more than $500 million in annual revenues and have approximately 3,400 employees. In addition, FETS acquired three retail gas companies having combined annual revenues of $239 million and more than 43,000 customers. These three acquisitions further expanded our retail natural gas business in Ohio and surrounding states, bringing our total annual revenues in that business to approximately $500 million.

          MARBEL and Range Resources Corporation formed a joint venture, Great Lakes Energy Partners L.L.C., on September 30, 1999. This joint venture combined each company's Appalachian oil and natural gas properties and related gas gathering and transportation systems with the objective of lowering operating costs, and increasing natural gas market share in the Appalachian Basin. As exclusive marketing agent for the new joint venture, we continue to expand our network of gas assets to supply our retail customer base.

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

Comparison of Carrying Value to Fair Value
----------------------------------------------------------------------------------------------
                                                                    There-             Fair
                                 2000   2001   2002   2003   2004   after     Total    Value
----------------------------------------------------------------------------------------------
                                                         (Dollars in millions)
Investments other than Cash
 and Cash Equivalents:
Fixed Income                     $111   $ 60   $ 84   $ 97   $314   $1,370   $2,036   $2,022
  Average interest rate           6.5%   7.0%   7.7%   7.7%   7.8      7.5%     7.5%
------------------------------------------------------------------------------------------------
Liabilities
------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                       $456   $105   $724   $459   $591   $3,009   $5,344   $5,307
  Average interest rate           7.1%   8.6%   7.9%   8.0%   7.7%     7.5%     7.6%
Variable rate                                  $190                   $847   $1,037   $1,024
  Average interest rate                         7.5%                   4.4%     5.0%
Short-term Borrowings            $418                                          $418   $  418
  Average interest rate           6.5%                                                    6.5%
------------------------------------------------------------------------------------------------
Preferred Stock                  $ 38   $ 85   $ 20   $  2   $  2     $137   $  284   $  280
  Average dividend rate           8.9%   8.9%   8.9%   7.5%   7.5%     8.8%     8.8%
------------------------------------------------------------------------------------------------


Market Risk - Commodity Prices

          We are exposed to market risk due to fluctuations in electricity, natural gas and oil prices. To manage the volatility relating to these exposures, we use a variety of derivative instruments, including forward contracts, options and futures contracts. These derivatives are used principally for hedging purposes and, to a lesser extent, for trading purposes. A sensitivity analysis has been prepared to estimate our exposure to the market risk of our commodity position. A hypothetical 10 percent adverse shift in quoted market prices in the near term on both our trading and nontrading instruments would not have a material effect on our consolidated financial position, results of operations or cash flows as of or for the year ended December 31, 1999.

Outlook

          We continue to face many competitive challenges as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. Retail wheeling, which began in 1999 in our Pennsylvania service area, allows retail customers to purchase electricity from alternative energy suppliers. Recent legislation provides for similar changes beginning in 2001 in Ohio. Our existing regulatory plans provide us with a solid foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level. The transition plan ultimately approved by the Public Utilities Commission of Ohio (PUCO) will supersede our current Ohio rate plans.

          OE's Rate Reduction and Economic Development Plan, approved by the PUCO in 1995, and FirstEnergy's Rate Reduction and Economic Development Plan for CEI and TE, approved in January 1997, provide interim rate credits to customers during the periods covered by the plans. The OE regulatory plan provides for accelerated capital recovery. The regulatory plan for CEI and TE includes a commitment to accelerate depreciation on the regulatory books. The CEI/TE plan does not provide for full recovery of nuclear operations; accordingly, CEI and TE ceased application of SFAS 71 for their nuclear operations when implementation of the FirstEnergy regulatory plan became probable.

          In July 1999, Ohio's new electric utility restructuring legislation, which will allow Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the new law provides for a 5% reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

          On behalf of our Ohio electric utility operating companies -- OE, CEI and TE, we refiled our transition plan on December 22, 1999. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on our plans to turn over control, and perhaps ownership, of our transmission assets to the Alliance Regional Transmission Organization (Alliance), which is discussed below.

          The transition plan itemizes, or unbundles, the current price of electricity into separate components - including generation, transmission, distribution and transition charges. As required by the PUCO's rules, our filing also included our proposals on corporate separation of our regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the law, and how our transmission system will be operated to ensure access to all users. Under the plan, customers who remain with OE, CEI or TE as their generation provider will continue to receive savings under our rate plans, expected to total $759 million between 2000 and 2005. In addition, customers will save $358 million through reduced charges for taxes and a 5% reduction in the price of generation for residential customers beginning January 1, 2001. Customer prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the 5% reduction in the price of generation for residential customers. The plan proposes recovery of generation-related transition costs of approximately $4.5 billion ($4.0 billion, net of deferred income taxes) over the market development period; transition costs related to regulatory assets aggregating approximately $4.2 billion ($2.9 billion, net of deferred income taxes) are expected to be recovered over the period of 2001 through early 2004 for OE; 2001 through 2007 for TE; and 2001 through 2010 for CEI.

          When the transition plan is approved by the PUCO, the application of SFAS 71 to OE's generation business and the nonnuclear generation businesses of CEI and TE will be discontinued. In the meantime, we will continue to bill and collect cost-based rates relating to CEI's and TE's nonnuclear operations and all of OE's operations through the end of 2000. If the transition plans ultimately approved by the PUCO for OE, CEI and TE do not provide adequate recovery of their nuclear generating unit investments and regulatory assets, there would be a charge to earnings which could have a material adverse effect on our results of operations and financial condition and those of our Ohio EUOC. The EUOC believe they will continue to bill and collect cost-based rates for their transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the EUOC continue the application of SFAS 71 to those operations after December 31, 2000.

          For Penn, application of SFAS 71 was discontinued for the generation portion of its business in 1998 following PPUC approval of its restructuring plan. Under the plan, a phase-in period for customer choice began with 66% of Penn's customers able to select their energy supplier beginning January 2, 1999, and all remaining customers able to select their energy providers starting January 1, 2001. Penn is entitled to recover $236 million of stranded costs through a competitive transition charge that started in 1999 and ends in 2006.

          In the second half of 1999, we received notification of pending legal actions based on alleged violations of the Clean Air Act at our W. H. Sammis Plant involving the states of New York and Connecticut as well as the U.S. Department of Justice. The civil complaint filed by the U.S. Department of Justice requests installation of "best available control technology" as well as civil penalties of up to $27,500 per day. We believe the Sammis Plant is in full compliance with the Clean Air Act and the legal actions are without merit. However, we are unable to predict the outcome of this litigation. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. We expect the Sammis Plant to continue to operate while the matter is being decided.

          CEI and TE have been named as "potentially responsible parties"
(PRPs) for three sites listed on the Superfund National Priorities List and are aware of their potential involvement in the cleanup of several other sites. Allegations that CEI and TE disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. If CEI and TE were held liable for 100% of the cleanup costs of all sites, the ultimate liability could be as high as $340 million. However, we believe that the actual cleanup costs will be substantially lower than $340 million, that CEI's and TE's share of any cleanup costs will be substantially less than 100% and that most of the other PRPs are financially able to contribute their share. CEI and TE have accrued liabilities of $5.4 million as of December 31, 1999, based on estimates of the costs of cleanup and their proportionate responsibility for such costs. CEI and TE believe that the waste disposal costs will not have a material adverse effect on their financial condition, cash flows or results of operations.

          On October 27, 1999, the Federal Energy Regulatory Commission
(FERC) approved our plan to transfer our transmission assets to American Transmission Systems Inc. (ATSI), a wholly owned subsidiary. The PUCO approved the transfer in February 2000. PPUC and Securities and Exchange Commission regulatory approvals are also required. The new subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent, regional transmission organization (RTO). We believe that such an entity better addresses the FERC's stated transmission objectives of non-discriminatory service, while providing for streamlined and cost-effective operation. In working toward that goal, we joined with four other companies - American Electric Power, Consumers Energy, Detroit Edison and Virginia Power - to form the Alliance RTO. On June 3, 1999, the Alliance submitted an application to the FERC to form an independent, for profit RTO. On December 15, 1999, the FERC issued an order conditionally approving the Alliance's application.

Recently Issued Accounting Standard

          In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. We have not completed quantifying the impacts of adopting SFAS 133 on our financial statements or determined the method of its adoption. However, SFAS 133 could increase volatility in earnings and other comprehensive income. We anticipate adopting the new statement on its amended effective date of January 1, 2001.

Year 2000 Update

          Based on the results of our remediation and testing efforts, we filed documents with the North American Electric Reliability Council, Nuclear Regulatory Commission, PUCO and PPUC that as of June 30, 1999, our generation, transmission, and distribution systems were ready to serve customers in the year 2000. We have since experienced no failures or interruptions of service to our customers resulting from the Year 2000 issue, which was consistent with our expectations. We spent $84.9 million on Year 2000-related costs through December 31, 1999, which was slightly lower than previously estimated. Of this total, $68.3 million was capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $16.6 million was expensed as incurred. We do not believe there are any continuing Year 2000 issues to be addressed, nor any additional material Year 2000 expenditures.

Forward-Looking Information

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

                                        FIRSTENERGY CORP.

                                CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                        1999          1998          1997
------------------------------------------------------------------------------------------
                                                   (In thousands, except per share amounts)
REVENUES:
  Electric sales                                     $5,192,876    $4,979,718    $2,774,996
  Other-electric utilities                              260,887       257,750       142,742
  Facilities services                                   502,990       198,336            --
  Trading services                                      190,634       410,728        43,145
  Other                                                 172,260        28,374           242
                                                     ----------    ----------    ----------
      Total revenues                                  6,319,647     5,874,906     2,961,125
                                                     ----------    ----------    ----------
EXPENSES:
  Fuel and purchased power                              876,986       983,735       486,267
  Other expenses:
    Electric utilities                                1,632,638     1,492,461       851,146
    Facilities services                                 469,176       184,440            --
    Trading services                                    196,474       517,001        44,032
    Other                                               126,926        41,337            --
  Provision for depreciation and amortization           937,976       758,865       474,679
  General taxes                                         544,052       550,908       282,163
                                                     ----------    ----------    ----------
      Total expenses                                  4,784,228     4,528,747     2,138,287
                                                     ----------    ----------    ----------
INCOME BEFORE INTEREST AND INCOME TAXES               1,535,419     1,346,159       822,838
                                                     ----------    ----------    ----------
NET INTEREST CHARGES:
  Interest expense                                      509,169       542,819       284,180
  Allowance for borrowed funds used during
   construction and capitalized interest                (13,355)       (7,642)       (3,469)
  Subsidiaries' preferred stock dividends                76,479        65,799        27,818
                                                     ----------    ----------    ----------
      Net interest charges                              572,293       600,976       308,529
                                                     ----------    ----------    ----------

INCOME TAXES                                            394,827       303,787       208,535
                                                     ----------    ----------    ----------
INCOME BEFORE EXTRAORDINARY ITEM                        568,299       441,396       305,774

EXTRAORDINARY ITEM (NET OF INCOME TAX BENEFIT OF
  $21,208,000) (Note 1)                                      --       (30,522)           --
                                                     ----------    ----------    ----------
NET INCOME                                           $  568,299    $  410,874    $  305,774
                                                     ==========    ==========    ==========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                    227,227       226,373       157,464
                                                     ==========    ==========    ==========
BASIC AND DILUTED EARNINGS PER SHARE OF
  COMMON STOCK (Note 3C):
  Income before extraordinary item                        $2.50         $1.95         $1.94
  Extraordinary item (Net of income taxes) (Note 1)          --          (.13)           --
                                                          -----         -----         -----
  Net income                                              $2.50         $1.82         $1.94
                                                          =====         =====         =====
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK              $1.50         $1.50         $1.50
                                                          =====         =====         =====


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                          FIRSTENERGY CORP.

                                   CONSOLIDATED BALANCE SHEETS
At December 31,                                                   1999           1998
----------------------------------------------------------------------------------------
                                                                    (In thousands)
                             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                    $   111,788    $    77,798
  Receivables--
    Customers (less accumulated provisions of $6,719,000 and
     $6,397,000, respectively, for uncollectible accounts)         322,687        239,183
    Other (less accumulated provisions of $5,359,000 and
     $46,251,000, respectively, for uncollectible accounts)        445,242        322,186
  Materials and supplies, at average cost--
    Owned                                                          154,834        145,926
    Under consignment                                               99,231        110,109
  Prepayments and other                                            167,894        171,931
                                                               -----------    -----------
                                                                 1,301,676      1,067,133
                                                               -----------    -----------
PROPERTY, PLANT AND EQUIPMENT:
  In service                                                    14,645,131     14,961,664
  Less--Accumulated provision for depreciation                   5,919,170      6,012,761
                                                               -----------    -----------
                                                                 8,725,961      8,948,903
  Construction work in progress                                    367,380        293,671
                                                               -----------    -----------
                                                                 9,093,341      9,242,574
                                                               -----------    -----------
INVESTMENTS:
  Capital trust investments (Note 2)                             1,281,834      1,329,010
  Letter of credit collateralization (Note 2)                      277,763        277,763
  Nuclear plant decommissioning trusts                             543,694        358,371
  Other                                                            599,443        391,855
                                                               -----------    -----------
                                                                 2,702,734      2,356,999
                                                               -----------    -----------
DEFERRED CHARGES:
  Regulatory assets                                              2,543,427      2,887,437
  Goodwill                                                       2,129,902      2,167,968
  Other                                                            452,967        470,066
                                                               -----------    -----------
                                                                 5,126,296      5,525,471
                                                               -----------    -----------
                                                               $18,224,047    $18,192,177
                                                               ===========    ===========
           LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock         $   762,520    $   876,470
  Short-term borrowings (Note 4)                                   417,819        254,470
  Accounts payable                                                 360,379        247,353
  Accrued taxes                                                    409,724        401,688
  Accrued interest                                                 125,397        141,575
  Other                                                            301,572        255,158
                                                               -----------    -----------
                                                                 2,377,411      2,176,714
                                                               -----------    -----------
CAPITALIZATION (See Consolidated Statements of
 Capitalization):
  Common stockholders' equity                                    4,563,890      4,449,158
  Preferred stock of consolidated subsidiaries--
    Not subject to mandatory redemption                            648,395        660,195
    Subject to mandatory redemption                                136,246        174,710
  Ohio Edison obligated mandatorily redeemable preferred
   securities of subsidiary trust holding solely Ohio Edison
   subordinated debentures                                         120,000        120,000
  Long-term debt                                                 6,001,264      6,352,359
                                                               -----------    -----------
                                                                11,469,795     11,756,422
                                                               -----------    -----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                              2,231,265      2,282,864
  Accumulated deferred investment tax credits                      269,083        286,154
  Other postretirement benefits                                    498,184        463,642
  Nuclear plant decommissioning costs                              562,295        375,958
  Other                                                            816,014        850,423
                                                               -----------    -----------
                                                                 4,376,841      4,259,041
                                                               -----------    -----------
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)                  -----------    -----------
                                                               $18,224,047    $18,192,177
                                                               ===========    ===========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                           FIRSTENERGY CORP.

                                 CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                      1999        1998
------------------------------------------------------------------------------------------------------
                                                        (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value - authorized 300,000,000 shares
    232,454,287 and 237,069,087 shares outstanding, respectively                  $   23,245  $   23,707
  Other paid-in capital                                                            3,722,375   3,846,513
  Accumulated other comprehensive income (Note 3D)                                      (195)       (439)
  Retained earnings (Note 3A)                                                        945,241     718,409
  Unallocated employee stock ownership plan common stock-
    6,778,905 and 7,406,332 shares, respectively (Note 3B)                          (126,776)   (139,032)
                                                                                  ----------  ----------
    Total common stockholders' equity                                              4,563,890   4,449,158
                                                                                  ----------  ----------
                                           Number of Shares       Optional
                                             Outstanding       Redemption Price
                                           ----------------  --------------------
                                            1999      1998   Per Share  Aggregate
                                           ------    ------  ---------  ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Note 3E):
Ohio Edison Company (OE)
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.90%                                 152,510    152,510  $103.63   $ 15,804      15,251       15,251
    4.40%                                 176,280    176,280   108.00     19,038      17,628       17,628
    4.44%                                 136,560    136,560   103.50     14,134      13,656       13,656
    4.56%                                 144,300    144,300   103.38     14,917      14,430       14,430
                                        ---------  ---------            --------  ----------  -----------
                                          609,650    609,650              63,893      60,965       60,965
                                        ---------  ---------            --------  ----------  -----------
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                               4,000,000  4,000,000    25.00    100,000     100,000      100,000
                                        ---------  ---------            --------  ----------  -----------
  Total Not Subject to
  Mandatory Redemption                  4,609,650  4,609,650            $163,893     160,965      160,965
                                        =========  =========            ========  ----------  -----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption
  (Note 3F):
    8.45%                                 100,000    150,000                          10,000       15,000
    Redemption Within One Year                                                        (5,000)      (5,000)
                                        ---------  ---------                      ----------  -----------
                                          100,000    150,000                           5,000       10,000
                                        =========  =========                      ----------  -----------
Pennsylvania Power Company
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                  40,000     40,000   103.13   $  4,125       4,000        4,000
    4.25%                                  41,049     41,049   105.00      4,310       4,105        4,105
    4.64%                                  60,000     60,000   102.98      6,179       6,000        6,000
    7.64%                                      --     60,000       --         --          --        6,000
    7.75%                                 250,000    250,000       --         --      25,000       25,000
    8.00%                                      --     58,000       --         --          --        5,800
                                        ---------  ---------            --------  ----------  -----------
     Total Not Subject to Mandatory
     Redemption                           391,049    509,049            $ 14,614      39,105       50,905
                                        =========  =========            ========  ----------  -----------
  Subject to Mandatory Redemption
  (Note 3F):
    7.625%                                150,000    150,000   106.10   $ 15,915      15,000       15,000
                                        =========  =========            ========  ----------  -----------
OE OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES OF SUBSIDIARY
TRUST HOLDING SOLELY OE SUBORDINATED
DEBENTURES (Note 3G):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory Redemption:
    9.00%                               4,800,000  4,800,000                         120,000      120,000
                                        =========  =========                      ----------  -----------

                                          FIRSTENERGY CORP.

                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)
At December 31,                                                                      1999        1998
------------------------------------------------------------------------------------------------------
                                                        (Dollars in thousands, except per share amounts)
                                           Number of Shares       Optional
                                             Outstanding       Redemption Price
                                           ----------------  --------------------
                                            1999      1998   Per Share  Aggregate
                                           ------    ------  ---------  ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Cont'd)
Cleveland Electric Illuminating Company
Cumulative, without par value-
Authorized 4,000,000 shares
  Not Subject to Mandatory Redemption:
    $  7.40 Series A                      500,000    500,000  $  101.00 $ 50,500  $   50,000  $  50,000
    $  7.56 Series B                      450,000    450,000     102.26   46,017      45,071     45,071
    Adjustable Series L                   474,000    474,000     100.00   47,400      46,404     46,404
    $42.40 Series T                       200,000    200,000     500.00  100,000      96,850     96,850
                                        ---------  ---------            --------  ----------  ---------
      Total Not Subject to Mandatory
      Redemption                        1,624,000  1,624,000            $243,917     238,325    238,325
                                        =========  =========            ========  ----------  ---------
  Subject to Mandatory Redemption:
    $ 7.35 Series C                        90,000    100,000     101.00 $  9,090       9,110     10,110
    $88.00 Series E                         3,000      6,000   1,000.00    3,000       3,000      6,000
    $91.50 Series Q                        21,430     32,144   1,000.00   21,430      21,430     32,144
    $88.00 Series R                        50,000     50,000         --       --      55,000     55,000
    $90.00 Series S                        55,250     74,000         --       --      61,170     79,920
                                        ---------  ---------            --------  ----------  ---------
                                          219,680    262,144              33,520     149,710    183,174
  Redemption Within One Year                                                         (33,464)   (33,464)
                                        ---------  ---------            --------  ----------  ---------
      Total Subject to Mandatory
      Redemption                          219,680    262,144            $ 33,520     116,246    149,710
                                        =========  =========            ========  ----------  ---------
Toledo Edison Company
Cumulative, $100 Par Value-
Authorized 3,000,000 shares
  Not Subject to Mandatory Redemption:
    $ 4.25                                160,000    160,000     104.63 $ 16,740      16,000     16,000
    $ 4.56                                 50,000     50,000     101.00    5,050       5,000      5,000
    $ 4.25                                100,000    100,000     102.00   10,200      10,000     10,000
    $ 8.32                                100,000    100,000     102.46   10,246      10,000     10,000
    $ 7.76                                150,000    150,000     102.44   15,366      15,000     15,000
    $ 7.80                                150,000    150,000     101.65   15,248      15,000     15,000
    $10.00                                190,000    190,000     101.00   19,190      19,000     19,000
                                        ---------  ---------            --------  ----------  ---------
                                          900,000    900,000              92,040      90,000     90,000
                                        ---------  ---------            --------  ----------  ---------
Cumulative, $25 Par Value-
Authorized 12,000,000 shares
  Not Subject to Mandatory Redemption:
    $2.21                               1,000,000  1,000,000      25.25   25,250      25,000     25,000
    $2.365                              1,400,000  1,400,000      27.75   38,850      35,000     35,000
    Adjustable Series A                 1,200,000  1,200,000      25.00   30,000      30,000     30,000
    Adjustable Series B                 1,200,000  1,200,000      25.00   30,000      30,000     30,000
                                        ---------  ---------            --------  ----------  ---------
                                        4,800,000  4,800,000             124,100     120,000    120,000
                                        ---------  ---------            --------  ----------  ---------
      Total Not Subject to Mandatory
      Redemption                        5,700,000  5,700,000            $216,140     210,000    210,000
                                        =========  =========            ========  ----------  ---------
Cumulative, $100 par value-
  Subject to Mandatory Redemption:
    $9.375                                     --     16,900            $     --          --      1,690
  Redemption Within One Year                                                              --     (1,690)
                                        ---------  ---------            --------  ----------  ---------
      Total Subject to Mandatory
      Redemption                               --     16,900            $     --          --         --
                                        =========  =========            ========  ----------  ---------

                                          FIRSTENERGY CORP.

                           CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)
LONG-TERM DEBT (Note 3H) (Interest rates reflect weighted average rates)                   (In thousands)

--------------------------------------------------------------------------------------------------------------------------------
                       FIRST MORTGAGE BONDS           SECURED NOTES                  UNSECURED NOTES                  TOTAL
--------------------------------------------------------------------------------------------------------------------------------
At December 31,             1999        1998             1999        1998              1999      1998        1999        1998
                            ----        ----             ----        ----              ----      ----        ----        ----
Ohio Edison Co. -
  Due 1999-2004  7.81%  $  509,265  $  659,265 7.57% $  269,152  $  203,062  5.40%  $  742,225  $566,500
  Due 2005-2009  6.88%      80,000      80,000 7.65%     49,534      48,194    --           --        --
  Due 2010-2014    --           --          --   --          --          --    --           --        --
  Due 2015-2019    --           --          -- 6.89%     66,000     113,725    --           --        --
  Due 2020-2024  7.99%     219,460     225,960 7.02%    129,942     317,943    --           --        --
  Due 2025-2029    --           --          -- 5.75%    119,734     119,734    --           --        --
  Due 2030-2034    --           --          -- 5.45%     14,800      14,800    --           --        --
                        ----------  ----------       ----------  ----------         ----------  --------  -----------  -----------
Total-Ohio Edison          808,725     965,225          649,162     817,458            742,225   566,500  $ 2,200,112  $ 2,349,183
                        ----------  ----------       ----------  ----------         ----------  --------  -----------  -----------
Cleveland Electric
Illuminating Co. -
  Due 1999-2004  7.54%     295,000     295,000 7.64%    559,650     704,180  5.58%      27,700        --
  Due 2005-2009  8.72%     425,000     425,000 7.29%    271,700     271,700    --           --        --
  Due 2010-2014    --           --          -- 8.00%     78,700      78,700    --           --        --
  Due 2015-2019    --           --          -- 6.74%    412,630     412,630    --           --        --
  Due 2020-2024  9.00%     150,000     150,000 6.66%    264,160     291,860    --           --        --
  Due 2025-2029    --           --          -- 7.59%    148,843     148,843    --           --        --
  Due 2030-2034    --           --          -- 4.56%    104,895     104,895    --           --        --
                        ----------  ----------       ----------  ----------         ----------  -------- -----------  -----------
Total-Cleveland
 Electric                  870,000     870,000        1,840,578   2,012,808             27,700        --   2,738,278    2,882,808
                        ----------  ----------       ----------  ----------         ----------  -------- -----------  -----------
Toledo Edison Co. -
  Due 1999-2004  7.90%     179,925     265,325 7.84%    266,000     284,500  7.28%     226,100   138,750
  Due 2005-2009    --           --          -- 7.13%     30,000      30,000 10.00%         150       150
  Due 2010-2014    --           --          -- 4.98%         --      31,250 10.00%         700       700
  Due 2015-2019    --           --          -- 8.00%     67,300      67,300    --           --        --
  Due 2020-2024    --           --          -- 7.89%    210,600     266,700    --           --        --
  Due 2025-2029    --           --          -- 5.90%     13,851      13,851    --           --        --
  Due 2030-2034    --           --          --   --          --          --    --           --        --
                        ----------  ----------       ----------  ----------         ----------  -------- -----------  -----------
Total-Toledo
 Edison                    179,925     265,325          587,751     693,601            226,950   139,600     994,626    1,098,526
                        ----------  ----------       ----------  ----------         ----------  -------- -----------  -----------
Pennsylvania Power Co. -
  Due 1999-2004  7.19%      79,370      79,857 6.45%     28,200      23,000  5.90%       5,200        --
  Due 2005-2009  9.74%       4,870       4,870   --          --          --    --           --        --
  Due 2010-2014  9.74%       4,870       4,870 5.40%      1,000       1,000    --           --        --
  Due 2015-2019  9.74%       4,903       4,903 6.28%     45,325      45,325    --           --        --
  Due 2020-2024  8.33%      33,750      33,750 6.68%     27,182      32,382    --           --        --
  Due 2025-2029    --           --          -- 6.03%     47,972      47,972    --           --        --
  Due 2030-2034    --           --          --   --          --          --    --           --        --
                        ----------  ----------       ----------  ----------         ----------  -------- -----------  -----------
Total-Penn Power           127,763     128,250          149,679     149,679              5,200        --     282,642      277,929
                        ----------  ----------       ----------  ----------         ----------  -------- -----------  -----------
OES Fuel                        --          -- 6.85%     81,260      79,524    --           --        --      81,260       79,524
Bay Shore Power                 --          -- 6.72%    147,500     147,500    --           --        --     147,500      147,500
MARBEL Energy Corp.             --          -- 6.40%         --      12,418  8.00%         692        --         692       12,418
Facilities Services
 Group                          --          -- 6.61%     14,782      10,237  7.29%       1,887     3,917      16,669       14,154
                        ----------  ----------       ----------  ----------         ----------  -------- -----------  -----------
Total                   $1,986,413  $2,228,800       $3,470,712  $3,923,225         $1,004,654  $710,017   6,461,779    6,862,042
                        ==========  ==========       ==========  ==========         ==========  ======== -----------  -----------
Capital lease
 obligations                                                                                                 158,303      199,491
                                                                                                         -----------  -----------

Net unamortized
 premium on debt                                                                                             105,238      127,142
                                                                                                         -----------  -----------
Long-term debt due
 within one year                                                                                            (724,056)    (836,316)
                                                                                                         -----------  -----------

Total long-term debt                                                                                       6,001,264    6,352,359
                                                                                                         -----------  -----------

TOTAL CAPITALIZATION                                                                                     $11,469,795  $11,756,422
=================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                           FIRSTENERGY CORP.

                                        CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                                                                                       Accumulated
                                                                                         Other                  Unallocated
                                 Comprehensive                             Other     Comprehensive                 ESOP
                                    Income-        Number        Par       Paid-In      Income-     Retained      Common
                                    Note 3D      of Shares      Value      Capital      Note 3D     Earnings      Stock
                                 -------------  -----------  ----------  ----------  ------------   ---------  -----------
                                                                (Dollars in thousands)
Balance, January 1, 1997                        152,569,437  $1,373,125  $  728,261     $(659)      $ 557,642   $(155,010)
  Net income                        $305,774                                                          305,774
  Minimum liability for
    unfunded retirement
    benefits, net of
    $26,000 of income taxes               45                                               45
                                    --------
  Comprehensive income              $305,819
                                    ========
  Centerior acquisition                          77,637,704  (1,350,104)  2,907,387
  Allocation of ESOP Shares                                                   1,874                                 8,033
  Cash dividends on common
   stock                                                                                             (216,770)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                      230,207,141      23,021   3,637,522      (614)        646,646    (146,977)
  Net income                        $410,874                                                          410,874
  Minimum liability for
    unfunded retirement
    benefits, net of
    $53,000 of income taxes              175                                              175
                                    --------
  Comprehensive income              $411,049
                                    ========
  Business acquisitions                           6,861,946         686     203,496
  Allocation of ESOP Shares                                                   5,495                                 7,945
  Cash dividends on common
   stock                                                                                             (339,111)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                      237,069,087      23,707   3,846,513      (439)        718,409    (139,032)
  Net income                        $568,299                                                          568,299
  Minimum liability for unfunded
    retirement benefits, net of
    $160,000 of income taxes             244                                              244
                                    --------
  Comprehensive income              $568,543
                                    ========
  Reacquired common stock                        (4,614,800)       (462)   (129,671)
  Centerior acquisition
   adjustment                                                                  (468)
  Allocation of ESOP Shares                                                   6,001                                12,256
  Cash dividends on common
   stock                                                                                             (341,467)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                      232,454,287  $   23,245  $3,722,375     $(195)      $ 945,241   $(126,776)
===========================================================================================================================


                                           CONSOLIDATED STATEMENTS OF PREFERRED STOCK
                                                Not Subject to                   Subject to
                                             Mandatory Redemption           Mandatory Redemption
                                             --------------------           --------------------
                                                           Par or                         Par or
                                             Number        Stated           Number        Stated
                                           of Shares        Value         of Shares        Value
                                           ----------     --------        ---------      -------
                                                           (Dollars in thousands)
------------------------------------------------------------------------------------------------
Balance, January 1, 1997                  5,118,699      $211,870        5,200,000     $160,000
  Centerior acquisition                   7,324,000       448,325          319,408      201,243
  Redemptions-
  8.45%   Series                                                           (50,000)      (5,000)
------------------------------------------------------------------------------------------------
Balance, December 31, 1997               12,442,699       660,195        5,469,408      356,243
  Redemptions-
  8.45%   Series                                                           (50,000)      (5,000)
  $ 7.35  Series C                                                         (10,000)      (1,000)
  $88.00  Series E                                                          (3,000)      (3,000)
  $91.50  Series Q                                                         (10,714)     (10,714)
  $9.375  Series                                                           (16,650)      (1,665)
-----------------------------------------------------------------------------------------------
Balance, December 31, 1998               12,442,699       660,195        5,379,044      334,864
  Redemptions-
  7.64%   Series                            (60,000)       (6,000)
  8.00%   Series                            (58,000)       (5,800)
  8.45%   Series                                                           (50,000)      (5,000)
  $ 7.35  Series C                                                         (10,000)      (1,000)
  $88.00  Series E                                                          (3,000)      (3,000)
  $91.50  Series Q                                                         (10,714)     (10,714)
  $90.00  Series S                                                         (18,750)     (18,750)
  $9.375  Series                                                           (16,900)      (1,690)
-----------------------------------------------------------------------------------------------
Balance, December 31, 1999               12,324,699      $648,395        5,269,680     $294,710
================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                       FIRSTENERGY CORP.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                    1999             1998              1997
------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                       $  568,299      $  410,874        $  305,774
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation and amortization                     937,976         758,865           474,679
    Nuclear fuel and lease amortization                             104,928          94,348            61,960
    Other amortization, net                                         (10,730)        (13,007)           (1,187)
    Deferred income taxes, net                                      (45,054)        (23,763)          (29,093)
    Investment tax credits, net                                     (19,661)        (22,070)          (16,252)
    Allowance for equity funds used during construction                  --              --              (201)
    Extraordinary item                                                   --          51,730                --
    Receivables                                                    (203,567)         35,515            21,846
    Materials and supplies                                           19,631         (14,235)          (18,909)
    Accounts payable                                                 82,578         (73,205)           57,087
    Other                                                            53,906         (49,727)              733
                                                                 ----------      ----------        ----------
      Net cash provided from operating activities                 1,488,306       1,155,325           856,437
                                                                 ----------      ----------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Common stock                                                           --         204,182         1,558,237
  Long-term debt                                                    364,832         499,975            89,773
  Ohio Schools Council prepayment program                                --         116,598                --
  Short-term borrowings, net                                        163,327              --                --
Redemptions and Repayments-
  Common stock                                                      130,133              --                --
  Preferred stock                                                    52,159          21,379             5,000
  Long-term debt                                                    847,006         804,780           335,909
  Short-term borrowings, net                                             --          48,354            47,251
Common Stock Dividend Payments                                      341,467         339,111           237,848
                                                                -----------      ----------        ----------
      Net cash provided from (used for) financing activities       (842,606)       (392,869)        1,022,002
                                                                -----------      ----------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Centerior acquisition                                                    --              --         1,582,459
Property additions                                                  624,901         652,852           203,839
Cash investments                                                    (41,213)         47,804             8,934
Other                                                                28,022          82,239            62,237
                                                                -----------      ----------        ----------
      Net cash used for investing activities                        611,710         782,895         1,857,469
                                                                -----------      ----------        ----------
Net increase (decrease) in cash and cash equivalents                 33,990         (20,439)           20,970
Cash and cash equivalents at beginning of period*                    77,798          98,237            77,267
                                                                -----------      ----------        ----------
Cash and cash equivalents at end of year                        $   111,788      $   77,798        $   98,237
                                                                ===========      ==========        ==========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
  Interest (net of amounts capitalized)                         $   520,072      $  536,064        $  281,670
  Income taxes                                                  $   441,067      $  326,268        $  265,615



* 1997 beginning balance includes Centerior cash and cash equivalents as of the November 8, 1997 acquisition date.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                       FIRSTENERGY CORP.

                                               CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                               1999          1998          1997
-------------------------------------------------------------------------------------------------
                                                                       (In thousands)
GENERAL TAXES:
Real and personal property                                  $  276,227    $  292,503    $  137,816
State gross receipts                                           220,117       217,633       118,390
Social security and unemployment                                37,019        27,363        16,551
Other                                                           10,689        13,409         9,406
                                                            ----------    ----------    ----------
  Total general taxes                                       $  544,052    $  550,908    $  282,163
                                                            ==========    ==========    ==========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                   $  433,872    $  313,960    $  235,728
  State                                                         25,670        14,452        18,152
                                                            ----------    ----------    ----------
                                                               459,542       328,412       253,880
                                                            ----------    ----------    ----------
Deferred, net-
  Federal                                                      (36,021)      (14,259)      (23,204)
  State                                                         (9,033)       (9,504)       (5,889)
                                                            ----------    ----------    ----------
                                                               (45,054)      (23,763)      (29,093)
                                                            ----------    ----------    ----------
Investment tax credit amortization                             (19,661)      (22,070)      (16,252)
                                                            ----------    ----------    ----------
  Total provision for income taxes                          $  394,827    $  282,579    $  208,535
                                                            ==========    ==========    ==========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes               $  963,126    $  693,453    $  514,309
                                                            ==========    ==========    ==========
Federal income tax expense at statutory rate                $  337,094    $  242,709    $  180,008
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                       (19,661)      (22,070)      (16,252)
  State income taxes, net of federal income tax benefit         10,814         3,216         7,971
  Amortization of tax regulatory assets                         23,908        28,915        30,735
  Amortization of goodwill                                      19,341        17,868         2,685
  Preferred stock dividends                                     22,988        19,250         5,956
  Other, net                                                       343        (7,309)       (2,568)
                                                            ----------    ----------    ----------
  Total provision for income taxes                          $  394,827    $  282,579    $  208,535
                                                            ==========    ==========    ==========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                  $1,878,904    $1,938,735    $2,091,207
Deferred nuclear expense                                       421,837       436,601       454,902
Customer receivables for future income taxes                   159,577       159,526       262,428
Competitive transition charge                                  115,277       135,730            --
Deferred sale and leaseback costs                             (129,775)      (61,506)     (121,974)
Unamortized investment tax credits                             (96,036)     (102,085)     (116,593)
Unused alternative minimum tax credits                        (101,185)     (190,781)     (243,039)
Other                                                          (17,334)      (33,356)      (22,626)
                                                            ----------    ----------    ----------
  Net deferred income tax liability                         $2,231,265    $2,282,864    $2,304,305
                                                            ==========    ==========    ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company (Penn) and The Toledo Edison Company (TE). The Company and its utility subsidiaries are referred to throughout as "Companies." The Company's 1997 results of operations include the results of CEI and TE for the period November 8, 1997 through December 31, 1997. The consolidated financial statements also include the Company's other principal subsidiaries: FirstEnergy Facilities Services Group, LLC. (FE Facilities); FirstEnergy Trading Services, Inc. (FETS); and MARBEL Energy Corporation (MARBEL). FE Facilities is the parent company of several heating, ventilating, air conditioning and energy management companies. FETS markets and trades electricity and natural gas in unregulated markets. MARBEL is a fully integrated natural gas company. Significant intercompany transactions have been eliminated. The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Certain prior year amounts have been reclassified to conform with the current year presentation.

     REVENUES-

          The Companies' principal business is providing electric service to customers in central and northern Ohio and western Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1999 or 1998, with respect to any particular segment of the Companies' customers.

          CEI and TE sell substantially all of their retail customer accounts receivable to Centerior Funding Corp. under an asset-backed securitization agreement which expires in 2001. Centerior Funding completed a public sale of $150 million of receivables-backed investor certificates in 1996 in a transaction that qualified for sale accounting treatment.

     REGULATORY PLANS-

          The PUCO approved OE's Rate Reduction and Economic Development Plan in 1995 and FirstEnergy's Rate Reduction and Economic Development Plan for CEI and TE in January 1997. These regulatory plans were to maintain current base electric rates for OE, CEI and TE through December 31, 2005. At the end of the regulatory plan periods, OE base rates were to be reduced by $300 million (approximately 20 percent below current levels) and CEI and TE base rates were to be reduced by a combined $310 million (approximately 15 percent below current levels). The plans also revised the Companies' fuel cost recovery methods. The Companies formerly recovered fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. In accordance with the respective regulatory plans, OE's, CEI's and TE's fuel rates would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of OE's and FirstEnergy's regulatory plans, transition rate credits were implemented for customers, which are expected to reduce operating revenues for OE by approximately $600 million and CEI and TE by approximately $391 million during the regulatory plan period.

          In July 1999, Ohio's new electric utility restructuring legislation which will allow Ohio electric customers to select their generation suppliers beginning January 1, 2001, was signed into law. Among other things, the new law provides for a five percent reduction on the generation portion of residential customers' bills and the opportunity to recover transition costs, including regulatory assets, from January 1, 2001 through December 31, 2005. The period for the recovery of regulatory assets only can be extended up to December 31, 2010. The PUCO was authorized to determine the level of transition cost recovery, as well as the recovery period for the regulatory assets portion of those costs, in considering each Ohio electric utility's transition plan application.

          The Company, on behalf of its Ohio electric utility operating companies -- OE, CEI and TE -- on December 22, 1999 refiled its transition plan under Ohio's new electric utility restructuring law. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The PUCO indicated that it will endeavor to issue its order in the Company's case within 275 days of the initial October filing date.

          The transition plan itemizes, or unbundles, the current price of electricity into its component elements - including generation, transmission, distribution and transition charges. As required by the PUCO's rules, the Company's filing also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how the Company's transmission system will be operated to ensure access to all users. Under the plan, customers who remain with OE, CEI, or TE as their generation provider will continue to receive savings under the Company's rate plans, expected to total $759 million between 2000 and 2005. In addition, customers will save $358 million through reduced charges for taxes and a five percent reduction in the price of generation for residential customers beginning January 1, 2001. Customer prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposes recovery of generation-related transition costs of approximately $4.5 billion ($4.0 billion, net of deferred income taxes) over the market development period; transition costs related to regulatory assets aggregating approximately $4.2 billion ($2.9 billion, net of deferred income taxes) will be recovered over the period of 2001 through early 2004 for OE; 2001 through 2007 for TE; and 2001 through 2010 for CEI.

          In June 1998, the PPUC authorized a rate restructuring plan for Penn which essentially resulted in the deregulation of Penn's generation business as of June 30, 1998. Penn was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, Penn reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through a CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to Penn's generation business was recorded as a 1998 extraordinary item on the Consolidated Statement of Income.

          All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO has authorized OE to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 1999, OE's and Penn's cumulative additional capital recovery and regulatory asset amortization amounted to $1.048 billion (including Penn's impairment discussed above and CTC recovery). CEI and TE recognized a fair value purchase accounting adjustment of $2.55 billion in connection with the FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes will ultimately satisfy the $2 billion asset reduction commitment contained in the CEI and TE regulatory plan. For regulatory purposes, CEI and TE will recognize the accelerated amortization over the period that their rate plan is in effect.

          Application of SFAS 71 was discontinued in 1997 with respect to CEI's and TE's nuclear operations (see "Regulatory Assets" below) and in 1998 with respect to Penn's generation operations (as described above). The following summarizes net assets included in property, plant and equipment relating to operations for which the application of SFAS 71 was discontinued, compared with the respective company's total assets at December 31, 1999.

                   SFAS 71
                Discontinued
                 Net Assets       Total Assets
                ------------      ------------
                        (In millions)
      CEI          $977              $6,209
      TE            530               2,667
      Penn           76               1,016


     PROPERTY, PLANT AND EQUIPMENT-

          Property, plant and equipment reflects original cost (except for CEI's, TE's and Penn's nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for OE's electric plant was approximately 3.0% in 1999, 1998 and 1997. The annual composite rate for Penn's electric plant was approximately 2.5% in 1999 and 3.0% in 1998 and 1997. CEI's and TE's composite rates were both approximately 3.4% in 1999 and 1998. In addition to the straight-line depreciation recognized in 1999, 1998 and 1997, OE and Penn recognized additional capital recovery of $95 million, $141 million (excluding Penn's impairment) and $172 million, respectively, as additional depreciation expense in accordance with their regulatory plans. Such additional charges in the accumulated provision for depreciation were $517 million and $422 million as of December 31, 1999 and 1998, respectively.

          Annual depreciation expense in 1999 included approximately $31.0 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in four nuclear generating units. The Companies' future decommissioning costs reflect the increase in their ownership interests related to the asset transfer with Duquesne Light Company (Duquesne) discussed below in "Common Ownership of Generating Facilities." The Companies' share of the future obligation to decommission these units is approximately $1.8 billion in current dollars and (using a 4.0% escalation rate) approximately $4.5 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $315 million for decommissioning through their electric rates from customers through December 31, 1999. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount to be recoverable from their customers. The Companies have approximately $543.7 million invested in external decommissioning trust funds as of December 31, 1999. This includes additions to the trust funds and the corresponding liability of $123 million as a result of the asset transfer. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Companies have also recognized an estimated liability of approximately $36.7 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

          The Financial Accounting Standards Board (FASB) issued a proposed accounting standard for nuclear decommissioning costs in 1996. If the standard is adopted as proposed: (1) annual provisions for decommissioning could increase; (2) the net present value of estimated decommissioning costs could be recorded as a liability; and (3) income from the external decommissioning trusts could be reported as investment income. The FASB subsequently expanded the scope of the proposed standard to include other closure and removal obligations related to long-lived assets. A revised proposal may be issued by the FASB in the first quarter of 2000.

     COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies and Duquesne constituted the Central Area Power Coordination Group (CAPCO). The CAPCO companies formerly owned and/or leased, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income.

          On March 26, 1999, FirstEnergy completed its agreements with Duquesne to exchange certain generating assets. All regulatory approvals were received by October 1999. In December 1999, Duquesne transferred 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Companies. The agreements for the exchange of assets, which was structured as a like-kind exchange for tax purposes, provides the Companies with exclusive ownership and operating control of all CAPCO generating units. The three FirstEnergy plants transferred are being sold by Duquesne to a wholly owned subsidiary of Orion Power Holdings, Inc. (Orion). The Companies will continue to operate those plants until the assets are transferred to the new owners. Duquesne funded decommissioning costs equal to its percentage interest in the three nuclear generating units that were transferred to FirstEnergy. The Duquesne asset transfer to the Orion subsidiary could take place by the middle of 2000. Under the agreements, Duquesne is no longer a participant in the CAPCO arrangements after the exchange.

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

     INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $101 million, which may be carried forward indefinitely, are available to reduce future federal income taxes.

     RETIREMENT BENEFITS-

          The Companies' trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. In 1998, the Centerior Energy Corporation (Centerior) pension plan was merged into the FirstEnergy pension plan. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1999. The assets of the pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

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

          The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:

                                                                                      Other
                                                   Pension Benefits          Postretirement Benefits
                                                   ----------------          --------------------- -
                                                   1999        1998              1999        1998
----------------------------------------------------------------------------------------------------
                                                                  (In millions)
Change in benefit obligation:
Benefit obligation as of January 1               $1,500.1    $1,327.5           $ 601.3     $ 534.1
Service cost                                         28.3        25.0               9.3         7.5
Interest cost                                       102.0        92.5              40.7        37.6
Plan amendments                                      --          44.3              --          40.1
Actuarial loss (gain)                              (155.6)      101.6             (17.6)       10.7
Net increase from asset swap                         14.8        --                12.5        --
Benefits paid                                       (95.5)      (90.8)            (37.8)      (28.7)
---------------------------------------------------------------------------------------------------
Benefit obligation as of December 31              1,394.1     1,500.1             608.4       601.3
---------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets as of January 1         1,683.0     1,542.5               3.9         2.8
Actual return on plan assets                        220.0       231.3               0.6         0.7
Company contribution                                 --          --                 0.4         0.4
Benefits paid                                       (95.5)      (90.8)             --          --
---------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31       1,807.5     1,683.0               4.9         3.9
---------------------------------------------------------------------------------------------------
Funded status of plan                               413.4       182.9            (603.5)     (597.4)
Unrecognized actuarial loss (gain)                 (303.5)     (110.8)             24.9        30.6
Unrecognized prior service cost                      57.3        63.0              24.1        27.4
Unrecognized net transition obligation (asset)      (10.1)      (18.0)            120.1       129.3
---------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                   $  157.1    $  117.1           $(434.4)    $(410.1)
====================================================================================================
Assumptions used as of December 31:
Discount rate                                        7.75%       7.00%             7.75%       7.00%
Expected long-term return on plan assets            10.25%      10.25%            10.25%      10.25%
Rate of compensation increase                        4.00%       4.00%             4.00%       4.00%


          Net pension and other postretirement benefit costs for the three years ended December 31, 1999 were computed as follows:

                                                                                              Other
                                                         Pension Benefits             Postretirement Benefits
                                                  ----------------------------       -----------------------
                                                  1999        1998        1997       1999      1998      1997
------------------------------------------------------------------------------------------------------------
                                                                           (In millions)
Service cost                                     $  28.3    $  25.0     $ 15.2      $ 9.3      $ 7.5    $ 4.6
Interest cost                                      102.0       92.5       55.9       40.7       37.6     20.4
Expected return on plan assets                    (168.1)    (152.7)     (99.7)      (0.4)      (0.3)    (0.2)
Amortization of transition obligation (asset)       (7.9)      (8.0)      (8.0)       9.2        9.2      8.2
Amortization of prior service cost                   5.7        2.3        2.1        3.3       (0.8)     0.3
Recognized net actuarial loss (gain)                --         (2.6)      (0.9)      --         --       --
Voluntary early retirement program expense          --         --         54.5       --         --        1.9
-------------------------------------------------------------------------------------------------------------
Net benefit cost                                 $ (40.0)   $ (43.5)   $  19.1      $62.1      $53.2    $35.2
=============================================================================================================


          The health care trend rate assumption is 5.3% in 2000, 5.2% in 2001 and 5.0% for 2002 and later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $4.5 million and the postretirement benefit obligation by $72.0 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $3.5 million and the postretirement benefit obligation by $58.2 million.

     SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. At December 31, 1999 and 1998, cash and cash equivalents included $83 million and $26 million, respectively, to be used for the redemption of long-term debt in the first quarter of 2000 and in 1999, respectively. The Companies reflect temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $36.2 million, $61.8 million and $3.0 million for the years 1999, 1998 and 1997, respectively. Commercial paper transactions of OES Fuel, Incorporated (OES
Fuel) (a wholly owned subsidiary of OE) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 3H).

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

                                     1999                   1998
--------------------------------------------------------------------
                               Carrying    Fair    Carrying    Fair
                                Value      Value     Value     Value
--------------------------------------------------------------------
                                            (In millions)
Long-term debt                  $6,381     $6,331    $6,783   $7,247
Preferred stock                 $  295     $  280    $  335   $  340
Investments other than cash
  and cash equivalents:
    Debt securities
    -Maturity (5-10 years)      $  475     $  476    $  481   $  520
    -Maturity (more than 10
     years)                      1,068      1,013     1,109    1,139
    Equity securities               17         17        17       17
    All other                      852        874       520      533
--------------------------------------------------------------------
                                $2,412     $2,380    $2,127   $2,209
====================================================================


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

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. The debt and equity securities referred to above are in the held-to-maturity category. The Companies have no securities held for trading purposes.

          Effective December 31, 1998, the Company began accounting for its commodity price derivatives, entered into specifically for trading purposes, on a mark-to-market basis in accordance with Emerging Issues Task Force Issue 98-10, "Accounting for Energy Trading and Risk Management Activities," with gains and losses recognized currently in the Consolidated Statements of Income. The contracts that were marked to market are included in the Consolidated Balance Sheets as Deferred Charges and Deferred Credits at their fair values. The impact on the consolidated financial statements was immaterial.

     REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Companies' respective regulatory plans. Based on those regulatory plans, at this time, the Companies are continuing to bill and collect cost-based rates relating to all of OE's operations, CEI's and TE's nonnuclear operations, and Penn's nongeneration operations and they continue the application of SFAS 71 to those respective operations. OE and Penn recognized additional cost recovery of $257 million, $50 million and $39 million in 1999, 1998 and 1997, respectively, as additional regulatory asset amortization in accordance with their regulatory plans. FirstEnergy's regulatory plan does not provide for full recovery of CEI's and TE's nuclear operations. As a result, in October 1997, CEI and TE discontinued application of SFAS 71 for their nuclear operations and decreased their regulatory assets of customer receivables for future income taxes related to the nuclear assets by $794 million.

          The PUCO indicated that it will endeavor to issue its order related to the Company's transition plan by mid-2000. The application of SFAS 71 to OE's generation business and the nonnuclear generation businesses of CEI and TE will be discontinued at that time. If the transition plans ultimately approved by the PUCO for OE, CEI and TE do not provide adequate recovery of their nuclear generating unit investments and regulatory assets, there would be a charge to earnings which could have a material adverse effect on the results of operations and financial condition for the Company, OE, CEI and TE. The Companies will continue to bill and collect cost-based rates for their transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those respective operations after December 31, 2000.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                  1999       1998
-------------------------------------------------------------------
                                                   (In millions)

  Nuclear unit expenses                         $1,123.0   $1,164.8
  Customer receivables for future income taxes     444.3      444.0
  Rate stabilization program deferrals             420.1      440.1
  Sale and leaseback costs                          17.8      218.7
  Competitive transition charge                    280.4      331.0
  Loss on reacquired debt                          173.9      183.5
  Employee postretirement benefit costs             24.8       28.9
  DOE decommissioning and decontamination costs     29.5       32.9
  Other                                             29.6       43.5
--------------------------------------------------------------------
      Total                                     $2,543.4   $2,887.4
====================================================================

2.  LEASES:

          The Companies lease certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

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

          Nuclear fuel is currently financed for CEI and TE through leases with a special-purpose corporation. As of December 31, 1999, $116 million of nuclear fuel was financed under a lease financing arrangement totaling $145 million ($30 million of intermediate-term notes and $115 million from bank credit arrangements). The notes mature in August 2000 and the bank credit arrangements expire in September 2000. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1999, are summarized as follows:


                                1999      1998      1997
-----------------------------------------------------------
                                       (In millions)
  Operating leases
    Interest element           $208.6    $201.2    $149.9
    Other                       110.3     147.8      45.2
  Capital leases
    Interest element             17.5      17.6       6.1
    Other                        76.1      66.3       6.0
----------------------------------------------------------
      Total rentals            $412.5    $432.9    $207.2
==========================================================


The future minimum lease payments as of December 31, 1999, are:


                                                              Operating Leases
                                                       -----------------------------
                                      Capital           Lease     Capital
                                      Leases           Payments    Trusts     Net
------------------------------------------------------------------------------------
                                                              (In millions)
2000                                  $ 75.4          $  296.5   $  150.6   $  145.9
2001                                    45.2             307.5      146.1      161.4
2002                                    29.7             312.7      169.5      143.2
2003                                    16.0             326.6      176.5      150.1
2004                                    12.1             291.8      110.7      181.1
Years thereafter                        71.6           3,645.8    1,364.3    2,281.5
-----------------------------------------------------------------------------------
Total minimum lease payments           250.0          $5,180.9   $2,117.7   $3,063.2
Executory costs                         26.9          ========   ========   ========
--------------------------------------------
Net minimum lease payments             223.1
Interest portion                        64.8
--------------------------------------------
Present value of net minimum
  lease payments                       158.3
Less current portion                    55.2
--------------------------------------------
Noncurrent portion                    $103.1
============================================



          OE invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in OE's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. CEI and TE established the Shippingport Capital Trust to purchase the lease obligation bonds issued on behalf of lessors in their Bruce Mansfield Units 1, 2 and 3 sale and leaseback transactions. The PNBV and Shippingport capital trust arrangements effectively reduce lease costs related to those transactions.

3.  CAPITALIZATION:

     (A)  RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

     (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

          The Companies fund the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from OE and acquired 10,654,114 shares of OE's common stock through market purchases; the shares were converted into the Company's common stock in connection with the merger. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 1999, 1998 and 1997, 627,427 shares, 423,206 shares and 429,515 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 6,778,905 shares unallocated as of December 31, 1999, was approximately $153.8 million. Total ESOP-related compensation expense was calculated as follows:

                                        1999     1998       1997
----------------------------------------------------------------
                                            (In millions)
Base compensation                       $18.3    $13.5     $ 9.9
Dividends on common stock held by
 the ESOP and used to service debt       (4.5)    (3.9)     (3.4)
-----------------------------------------------------------------
   Net expense                          $13.8    $ 9.6     $ 6.5
==================================================================

     (C)  STOCK COMPENSATION PLANS-

          Under the Centerior Equity Compensation Plan (Centerior Plan) adopted in 1994, common stock options were granted to management employees. Upon consummation of the merger, outstanding options became exercisable for the Company's common stock with option prices and the number of shares adjusted to reflect the merger conversion ratio. All options under the Centerior Plan expire on or before February 25, 2007.

          On April 30, 1998, the Company adopted the Executive and Director Incentive Compensation Plan (FE Plan). The FE Plan permits awards to be made to key employees in the form of restricted stock, stock options, stock appreciation rights, performance shares or cash. Common stock granted under the FE Plan may not exceed 7.5 million shares. No stock appreciation rights or performance shares have been issued under the FE Plan. A total of 20,000 shares of restricted stock were granted in 1998, with a per share market price of $30.78. Restrictions on the restricted stock lapse in 25% annual increments beginning in the fourth year from date of grant. Dividends on the 1998 grant are not restricted. An additional 8,000 shares of restricted stock were granted in 1999, in five separate awards with a weighted average market price per share of $30.89 and weighted average cliff vesting period of 5.8 years. Dividends on the 1999 grants are being restricted. Options were granted in 1998 and 1999, and are exercisable after four years from the date of grant with some acceleration of vesting possible based on performance. Stock option activity for the converted Centerior Plan stock options and FE Plan stock options was as follows:

                                   Number of      Weighted Average
    Stock Option Activity           Options        Exercise Price
-------------------------------------------------------------------
Balance at December 31, 1996             --             $   --
  Options granted (at merger)       743,086              23.85
  Options exercised                 222,023              22.13
  Options forfeited                   3,675              22.75
Balance at December 31, 1997        517,388              24.59
(517,388 options exercisable)
  Options granted                   189,491              29.82
  Options exercised                 335,058              24.67
  Options forfeited                   7,535              29.82
Balance at December 31, 1998        364,286              27.13
(182,330 options exercisable)
  Options granted                 1,811,658              24.90
  Options exercised                  22,575              21.42
Balance at December 31, 1999      2,153,369              25.32
(159,755 options exercisable)
----------------------------------------------------------------


          As of December 31, 1999, the weighted average remaining contractual life of outstanding stock options was 6.2 years.

          Under the Executive Deferred Compensation Plan, adopted January 1, 1999, employees can direct a portion of their Annual Incentive Award and/or Long Term Incentive Award into an unfunded FirstEnergy Stock Account to receive vested stock units. An additional 20% premium is received in the form of stock units based on the amount allocated to the FirstEnergy Stock Account. Dividends are calculated quarterly on stock units outstanding and are paid in the form of additional stock units. Upon withdrawal, stock units are converted to FirstEnergy shares. Payout occurs three years from the date of deferral. As of December 31, 1999, there were 61,465.81 stock units outstanding.

          The Company continues to apply APB Opinion 25, "Accounting for Stock Issued to Employees." As required by SFAS 123, "Accounting for Stock-Based Compensation," the Company has determined pro forma earnings as though the Company had accounted for employee stock options under the fair value method. The weighted average assumptions used in valuing the options and their resulting fair values are as follows:


                                     1999     1998     1997
-------------------------------------------------------------
Valuation assumptions:
  Expected option term (years)        6.4      10        8
  Expected volatility               20.03%  15.50%   16.00%
  Expected dividend yield            5.97%   5.68%    5.80%
  Risk-free interest rate            5.97%   5.65%    5.94%
Fair value per option               $3.42   $3.25    $2.92
--------------------------------------------------------------

          The pro forma effects of applying fair value accounting to the Company's stock options would be to reduce net income and earnings per share. The following table summarizes the pro forma effect.

                        1999        1998
------------------------------------------
Net Income (000)
  As Reported         $568,299    $410,874
  Pro Forma           $567,876    $410,839

Earnings Per Share
  of Common Stock -
Basic and Diluted
  As Reported            $2.50       $1.82
  Pro Forma              $2.50       $1.82
-------------------------------------------

     (D)  COMPREHENSIVE INCOME-

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

     (E)  PREFERRED AND PREFERENCE STOCK-

          Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. OE's 8.45% series of preferred stock has no optional redemption provision. CEI's $88.00 Series R preferred stock is not redeemable before December 2001 and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-90 days' notice.

          Preference stock authorized for the Companies are 8 million shares without par value for OE; 3 million shares without par value for CEI; and 5 million shares, $25 par value for TE. No preference shares are currently outstanding.

     (F)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          Annual sinking fund provisions for the Companies' preferred stock are as follows:

                          Redemption
                           Price Per
       Series    Shares      Share        Date         Beginning
------------------------------------------------------------------
OE      8.45%    50,000     $  100                         (i)
CEI   $ 7.35 C   10,000        100                         (i)
       88.00 E    3,000      1,000                         (i)
       91.50 Q   10,714      1,000                         (i)
       90.00 S   18,750      1,000                         (i)
       88.00 R   50,000      1,000      December 1        2001
Penn   7.625%     7,500        100      October 1         2002
------------------------------------------------------------------

  (i) Sinking fund provisions are in effect.



          Annual sinking fund requirements for the next five years are $38 million in 2000, $85 million in 2001, $19 million in 2002, $2 million in 2003 and $2 million in 2004. A liability of $19 million was included in the net assets acquired from CEI and TE for preferred dividends declared attributable to the post-merger period. Accordingly, no accruals for CEI and TE preferred dividends are included in the Company's Consolidated Statement of Income for the period November 8, 1997 through December 31, 1997.

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

          Based on the amount of bonds authenticated by the Trustees through December 31, 1999, OE's, TE's and Penn's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $31 million. OE, TE and Penn expect to deposit funds in 2000 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:
                          (In millions)
            ---------------------------
                  2000          $668.8
                  2001           375.7
                  2002           945.8
                  2003           459.0
                  2004           833.3
           ---------------------------

          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $397.3 million. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, OE, Penn and/or CEI are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 0.43% to 1.10% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

          OE had unsecured borrowings of $190 million at December 31, 1999, supported by a $250 million long-term revolving credit facility agreement which expires November 18, 2002. OE must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that OE maintain unused first mortgage bond capability for the full credit agreement amount under OE's indenture as potential security for the unsecured borrowings.

          CEI and TE have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of CEI and TE in the proportion of 40% and 60%, respectively (see Note 2).

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

4.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding at December 31, 1999, consisted of $257.8 million of bank borrowings and $160.0 million of OES Capital, Incorporated (OES Capital) commercial paper. OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $170 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expires in 2002.

          The Companies have various credit facilities with domestic banks that provide for borrowings of up to $205 million under various interest rate options. OE's short-term borrowings may be made under its lines of credit on its unsecured notes. To assure the availability of these lines, the Companies are required to pay annual commitment fees that vary from 0.125% to 0.50%. These lines expire at various times during 2000. The weighted average interest rates on short-term borrowings outstanding at December 31, 1999 and 1998, were 6.51% and 5.67%, respectively.

5.  COMMITMENTS AND CONTINGENCIES:

     CAPITAL EXPENDITURES-

          The Companies' current forecasts reflect expenditures of approximately $3.0 billion for property additions and improvements from 2000-2004, of which approximately $650 million is applicable to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $497 million, of which approximately $159 million applies to 2000. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $480 million and $106 million, respectively, as the nuclear fuel is consumed.

     STOCK REPURCHASE PROGRAM-

          On November 17, 1998, the Board of Directors authorized the repurchase of up to 15 million shares of the Company's common stock over a three-year period beginning in 1999. Repurchases are made on the open market, at prevailing prices, and are funded primarily through the use of operating cash flows. During 1999, the Company repurchased and retired 4.6 million shares of its common stock at an average price of $28.08 per share. The Company also entered into a forward contract with Credit Suisse First Boston Corporation for the purchase of 1.4 million shares of the Company's common stock at an average price of $24.22 per share to be settled on November 3, 2000. The contract may be settled through gross physical settlement, net share settlement or net cash settlement at the Company's election.

     NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. The Companies' maximum potential assessment under the industry retrospective rating plan would be $352.4 million per incident but not more than $40 million in any one year for each incident.

          The Companies are also insured under policies for each nuclear plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $1.43 billion of insurance coverage for replacement power costs. Under these policies, the Companies can be assessed a maximum of approximately $44 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

     ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies estimate additional capital expenditures for environmental compliance of approximately $292 million, which is included in the construction forecast provided under "Capital Expenditures" for 2000 through 2004.

          The Companies are in compliance with the current sulfur dioxide
(SO2) and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. NOx reductions are being achieved through combustion controls and generating more electricity from lower-emitting plants. In September 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities by May 2003. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In May 1999, the U.S. Court of Appeals for the D.C. Circuit issued a stay which delays implementation of EPA's NOx Transport Rule until the Court has ruled on the merits of various appeals. Under the NOx Transport Rule, each of the twenty-two states are required to submit revised State Implementation Plans (SIP) which comply with individual state NOx budgets established by the EPA contemplating an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions. A proposed Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA suggests that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Companies' Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is delayed. New Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. The Companies continue to evaluate their compliance plans and other compliance options.

          The Companies are required to meet federally approved SO2 regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Companies cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

          In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals for the D.C. Circuit remanded both standards back to the EPA finding constitutional and other defects in the new NAAQS rules. The D.C. Circuit Court, on October 29, 1999, denied an EPA petition for rehearing. The Companies cannot predict the EPA's action in response to the Court's remand order. The cost of compliance with these regulations, if they are reinstated, may be substantial and depends on the manner in which they are ultimately implemented, if at all, by the states in which the Companies operate affected facilities.

          In September 1999, FirstEnergy received, and subsequently in October 1999, OE and Penn received, a citizen suit notification letter from the New York Attorney General's office alleging Clean Air Act violations at the W. H. Sammis Plant. In November 1999, OE and Penn received a citizen suit notification letter from the Connecticut Attorney General's office alleging Clean Air Act violations at the Sammis Plant. On November 3, 1999, the EPA issued Notices of Violation (NOV) or a Compliance Order to eight utilities covering 32 power plants, including the Sammis Plant. In addition, the U.S. Department of Justice filed seven civil complaints against various investor-owned utilities, which included a complaint against OE and Penn in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of this litigation, the Company believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. It is anticipated at this time that the Sammis Plant will continue to operate while the matter is being decided.

          CEI and TE have been named as "potentially responsible parties"
(PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. CEI and TE have accrued liabilities totaling $5.4 million as of December 31, 1999, based on estimates of the costs of cleanup and the proportionate responsibility of other PRPs for such costs. CEI and TE believe that waste disposal costs will not have a material adverse effect on their financial condition, cash flows or results of operations.

6.  SEGMENT INFORMATION:

          The Company's primary segment is its Electric Utility Operating Companies which includes four regulated electric utility operating companies that provide electric service in Ohio and Pennsylvania. Its other material business segment is FETS which markets and trades electricity in nonregulated markets. Financial data for these business segments and products and services are as shown on the following page:

Segment Financial Information
-----------------------------
                            Electric     FE Trading      All         Reconciling
                            Utilities     Services      Other        Eliminations      Totals
                            ---------    ----------    -------       ------------     --------
                                                    (In millions)
           1999
           ----
External revenues            $ 5,421        $191       $  708          $    --        $ 6,320
Intersegment revenues             32          60          102             (194)            --
  Total revenues               5,453         251          810             (194)         6,320
Depreciation and amortization    913          --           25               --            938
Net interest charges             549           6           66              (49)           572
Income taxes                     377          (5)          23               --            395
Net income/Earnings on
 common stock                    545          (8)          35               (4)           568
Total assets                  17,105         181        1,864             (926)        18,224
Property additions               417          --          130               --            547
Acquisitions                      --          25           53               --             78

           1998
           ----
External revenues            $ 5,215        $411       $  249          $    --        $ 5,875
Intersegment revenues             32          26           97             (155)            --
  Total revenues               5,247         437          346             (155)         5,875
Depreciation and
 amortization                    748          --           11               --            759
Net interest charges             590           2           69              (60)           601
Income taxes                     320         (35)          (2)              --            283
Extraordinary item:
  Pennsylvania restructuring     (31)         --           --               --            (31)
Net income/Earnings on
 common stock                    478         (52)           1              (16)           411
Total assets                  18,316          54        1,742           (1,920)        18,192
Property additions               304          --           64               --            368
Acquisitions                      --          --          285               --            285

           1997
           ----
External revenues            $ 2,844        $ 43        $  74          $    --        $ 2,961
Intersegment revenues             33          --          106             (139)            --
  Total revenues               2,877          43          180             (139)         2,961
Depreciation and
 amortization                    470          --            5               --            475
Net interest charges             300          --           60              (51)           309
Income taxes                     206          --            3               --            209
Net income/Earnings on
 common stock                    335          (1)           4              (32)           306
Total assets                  18,700          32        1,209           (1,680)        18,261
Property additions               166          --           38               --            204
Acquisitions                      --          --        1,582               --          1,582


Products and Services
---------------------
                                     Oil & Gas     Energy Related
                    Electricity      Sales and       Sales and
     Year             Sales          Production      Services
     ----           -----------      ----------    ---------------
                                    (In millions)
    1999              $5,253            $203             $503
    1998               4,980              26              198
    1997               2,775              --               --

</TABLE

7.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1999 and 1998.


                                  March 31,   June 30,  September 30,  December 31,
  Three Months Ended                1999        1999        1999          1999
------------------------------------------------------------------------------------
                                        (In millions, except per share amounts)
Revenues                          $1,417.4   $1,523.9     $1,732.4       $1,645.9
Expenses                           1,041.7    1,149.8      1,291.0        1,301.7
------------------------------------------------------------------------------------
Income Before Interest and
 Income Taxes                        375.7      374.1        441.4          344.2
Net Interest Charges                 146.1      147.4        141.3          137.5
Income Taxes                          92.9      101.4        114.3           86.2
------------------------------------------------------------------------------------
Net Income                        $  136.7   $  125.3     $  185.8       $  120.5
=====================================================================================
Earnings per Share of Common
 Stock                            $    .60   $    .55     $    .82       $    .53
=====================================================================================

                                  March 31,   June 30,  September 30,  December 31,
  Three Months Ended                1998        1998        1998          1998
------------------------------------------------------------------------------------
                                        (In millions, except per share amounts)
Revenues                          $1,367.1   $1,464.0     $1,722.0       $1,321.8
Expenses                           1,016.8    1,197.1      1,294.0        1,020.8
------------------------------------------------------------------------------------
Income Before Interest and
 Income Taxes                        350.3      266.9        428.0          301.0
Net Interest Charges                 143.6      154.7        153.3          149.4
Income Taxes                          83.0       52.2        111.7           56.9
------------------------------------------------------------------------------------
Income Before Extraordinary Item     123.7       60.0        163.0           94.7
Extraordinary Item
(Net of Income Taxes)
(Note 1)                              --        (30.5)        --             --
------------------------------------------------------------------------------------
Net Income                        $  123.7   $   29.5     $  163.0       $   94.7
=======================================================================-=============
Earnings per Share of Common
 Stock
  Before Extraordinary Item       $    .56   $    .27     $    .71       $    .41
  Extraordinary Item
(Net of Income Taxes)
(Note 1)                                --       (.14)          --             --
------------------------------------------------------------------------------------
Earnings per Share of
 Common Stock                     $    .56   $    .13     $    .71       $    .41
=====================================================================================


8.  PRO FORMA COMBINED CONDENSED FIRSTENERGY STATEMENT OF INCOME
    (UNAUDITED):

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

          Accumulated amortization of goodwill was approximately $109 million as of December 31, 1999. The merger purchase accounting adjustments, which were recorded in the records of Centerior's direct subsidiaries, included recognizing estimated severance and other compensation liabilities ($80 million). The amount charged against the liability in 1998 relating to the costs of involuntary employee separation was $41 million. In addition, the liability was reduced to approximately $9 million as of December 31, 1998 to represent potential costs associated with the separation of 493 CEI employees. The liability adjustment was offset by a corresponding reduction to goodwill recognized in connection with the Centerior acquisition.

          The following pro forma statement of income of FirstEnergy gives effect to the OE/Centerior merger as if it had been consummated on January 1, 1997, with the purchase accounting adjustments actually recognized in the business combination.


                                               Year Ended
                                               December 31,
                                                  1997
------------------------------------------------------------
                     (In millions, except per share amounts)
Revenues                                          $5,206
Expenses                                           3,800
------------------------------------------------------------
Income Before Interest and Income Taxes            1,406
Net Interest Charges                                 643
Income Taxes                                         336
------------------------------------------------------------
Net Income                                        $  427
============================================================
Earnings per Share of Common Stock                $  1.92
============================================================


          Pro forma adjustments reflected above include: (1) adjusting CEI and TE nuclear generating units to fair value based upon independent appraisals and estimated discounted future cash flows based on management's estimate of cost recovery; (2) goodwill recognized representing the excess of the purchase price over Centerior's adjusted net assets; (3) elimination of revenue and expense transactions between OE and Centerior; (4) amortization of the fair value adjustment for long-term debt; and (5) adjustments for estimated tax effects on the above adjustments.