Form 10-K, Exhibit 13
period 1999-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 2000-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                          OHIO EDISON COMPANY

                                         SELECTED FINANCIAL DATA
                                     1999          1998          1997          1996          1995
--------------------------------------------------------------------------------------------------
                                                             (In thousands)
Operating Revenues                $2,686,949    $2,519,662    $2,473,582    $2,469,785    $2,465,846
                                  ------------------------------------------------------------------
Operating Income                  $  473,042    $  486,920    $  488,568    $  530,069    $  566,618
                                  ------------------------------------------------------------------
Income Before Extraordinary Item  $  297,689    $  301,320    $  293,194    $  315,170    $  317,241
                                  ------------------------------------------------------------------
Net Income                        $  297,689    $  270,798    $  293,194    $  315,170    $  317,241
                                  ------------------------------------------------------------------
Earnings on Common Stock          $  286,142    $  258,828    $  280,802    $  302,673    $  294,747
                                  ------------------------------------------------------------------
Total Assets                      $8,700,746    $8,923,826    $9,158,141    $9,218,623    $9,035,112
                                  ------------------------------------------------------------------
Capitalization at December 31:
  Common Stockholder's Equity     $2,624,460    $2,681,873    $2,724,319    $2,503,359    $2,407,871
  Preferred Stock:
    Not Subject to Mandatory
     Redemption                      200,070       211,870       211,870       211,870       211,870
    Subject to Mandatory
     Redemption                      140,000       145,000       150,000       155,000       160,000
  Long-Term Debt                   2,175,812     2,215,042     2,569,802     2,712,760     2,786,256
                                  ------------------------------------------------------------------
    Total Capitalization          $5,140,342    $5,253,785    $5,655,991    $5,582,989    $5,565,997
                                  ------------------------------------------------------------------
Capitalization Ratios:
  Common Stockholder's Equity           51.1%         51.0%         48.2%         44.8%         43.3%
  Preferred Stock:
    Not Subject to Mandatory
     Redemption                          3.9           4.0           3.7           3.8           3.8
    Subject to Mandatory
     Redemption                          2.7           2.8           2.7           2.8           2.9
  Long-Term Debt                        42.3          42.2          45.4          48.6          50.0
                                  ------------------------------------------------------------------
    Total Capitalization               100.0%        100.0%        100.0%        100.0%        100.0%
                                  ------------------------------------------------------------------
Kilowatt-Hour Sales (Millions):
  Residential                          9,483         8,773         8,631         8,704         8,546
  Commercial                           8,238         7,590         7,335         7,246         7,151
  Industrial                          11,310        10,803        11,202        11,089        10,513
  Other                                  151           150           150           147           146
                                  ------------------------------------------------------------------
  Total Retail                        29,182        27,316        27,318        27,186        26,356
  Total Wholesale                      6,881         5,706         5,241         7,076         6,920
                                  ------------------------------------------------------------------
  Total                               36,063        33,022        32,559        34,262        33,276
                                  ------------------------------------------------------------------
Customers Served:
  Residential                      1,016,793     1,004,552       995,605       988,179       978,118
  Commercial                         115,581       113,820       111,189       113,795       111,978
  Industrial                           4,627         4,598         4,568         4,590         4,268
  Other                                1,539         1,476         1,415         1,331         1,308
                                  ------------------------------------------------------------------
  Total                            1,138,540     1,124,446     1,112,777     1,107,895     1,095,672
                                  ------------------------------------------------------------------
Number of Employees                    2,734         2,832         4,215         4,273         4,812


                              OHIO EDISON COMPANY

                          MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

          Operating revenues increased by $167.3 million in 1999 following a $46.1 million increase in 1998. This represents the fifth consecutive year of record operating revenues. The sources of the increases in operating revenues during 1999 and 1998 are summarized in the following table.


Sources of Revenue Changes                 1999        1998
------------------------------------------------------------
                                             (In millions)

Change in retail kilowatt-hour sales      151.3         (0.1)
Change in average retail price           $(36.3)       $27.0
Increase in wholesale sales                54.6         13.3
Other                                      (2.3)         5.9
-------------------------------------------------------------

Net Increase in Operating Revenues       $167.3        $46.1
=============================================================



Electric Sales

          Operating revenues increased in 1999 from 1998 as a result of kilowatt-hour sales growth in both the retail and wholesale markets. Increases in sales to residential, commercial and industrial customers produced the higher retail sales. Strong consumer-driven economic growth and, to a lesser extent, the weather contributed to the increased retail sales. Weather-induced electricity demand in the wholesale market and additional available internal generation combined to increase sales to wholesale customers.

          After setting a new record in 1997, total retail kilowatt-hour sales in 1998 were about the same as 1997. Residential and commercial sales benefited from continued growth in the retail customer base. The closure of an electric arc furnace by a large steel customer in the latter part of 1997 and a general decline in electricity demand by steel manufacturers due to intense foreign competition contributed to the lower industrial sales in 1998, compared to the prior year. Changes in kilowatt-hour sales by customer class in 1999 and 1998 are summarized in the following table.



Changes in KWH Sales                1999       1998
-----------------------------------------------------
Residential                         8.1%        1.7%
Commercial                          8.6%        3.5%
Industrial                          4.7%       (3.6%)

------------------------------------------------------

Total Retail                        6.8%        --
Wholesale                          20.6%         8.9%
------------------------------------------------------
Total Sales                         9.2%         1.4%
------------------------------------------------------



Operating Expenses and Taxes

        Total operating expense and taxes increased $181.2 million in 1999, compared to 1998, primarily due to additional depreciation and amortization. Higher operation and maintenance costs also contributed to the increase. In 1998, total operating expenses and taxes increased $47.7 million due primarily to unusually high purchased power costs.

          The increase in operation and maintenance costs in 1999 from 1998 occurred despite a reduction in fuel and purchased power costs, which were $35.9 million lower than the previous year. Purchased power costs accounted for all of the reduction in 1999. Much of the decrease in purchased power costs occurred in the second quarter of 1999 due to the absence of unusual conditions experienced in 1998. Those costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. Unscheduled outages at Beaver Valley Units 1 and 2 at the same time required us to purchase significant amounts of power on the spot market. Although above normal temperatures were also experienced in 1999, we maintained a stronger capacity position compared to the previous year and better met customer demand from our own internal generation. In 1998, fuel and purchased power increased $74.4 million from 1997 for the reasons discussed above.

          Nuclear operating costs increased in 1999, compared to 1998, for several reasons. Refueling outages at Beaver Valley Unit 2 and the Perry Plant, as well as increased ownership of the Beaver Valley Plant following the Duquesne Light Company (Duquesne) asset swap in early December 1999 (including nonrecurring swap-related liabilities assumed) increased 1999 nuclear operating expenses compared to 1998. Nuclear operating costs increased in 1998 reflecting higher costs at the Beaver Valley Plant. Other operating costs also rose in 1999 from the prior year primarily due to higher customer and sales expenses including expenditures for energy marketing programs, information system requirements and other customer-related costs, as well as higher distribution costs from storm repairs and overhead line maintenance. Offsetting a portion of the increase in other operating costs were lower nonnuclear production costs from the Sammis generating plant. Other operating costs decreased in 1998 from the previous year due principally to the absence of expenses related to a 1997 voluntary retirement program and estimated severance costs which increased other operating costs for that year.

          Accelerated cost recovery in connection with our rate plan was the primary factor contributing $160.6 million of the increase in depreciation and amortization in 1999, compared to the prior year. In 1998, depreciation and amortization decreased $14.2 million from 1997 primarily due to the net effect of the Ohio Edison Company (OE) and Pennsylvania Power Company (Penn) rate plans. In 1998, general taxes increased from the prior year in part because of gross receipts taxes on increased operating revenues.

Net Interest Charges

          Net interest charges continued to trend downward in 1999 and 1998 primarily due to redemptions and refinancings of long-term debt.

Extraordinary Item

           The Pennsylvania Public Utility Commission's (PPUC) authorization of Penn's rate restructuring plan led to the discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation," to Penn's generation business in 1998. This resulted in an after-tax write-down in 1998 of $30.5 million of its nuclear generating unit investment and the recognition of a portion of such investment -- recoverable through future customer rates -- as a regulatory asset.

Earnings on Common Stock

          Earnings on common stock increased to $286.1 million in 1999 from $258.8 million in 1998. Results for 1999 were favorably affected by higher sales revenues, the absence of the 1998 extraordinary charge and unusually high purchased power costs experienced in 1998 and lower interest costs that were principally offset by an increase in depreciation and amortization expense. The decrease to $258.8 million experienced in 1998 from $280.8 million in 1997 was due in large part to the extraordinary charge in 1998 resulting from the discontinued application of SFAS 71 to Penn's generation business discussed above.

Capital Resources and Liquidity

          With the July 1999 passage of legislation in Ohio allowing retail customers to purchase electricity from alternative energy suppliers beginning January 2001, the arrival of new participants in the Ohio electricity market is expected in the near future. We continue to take steps designed to enhance our competitive position while seeking additional efficiencies.

          Our improving financial position reflects ongoing efforts to increase competitiveness and enhance shareholder value. We have continued to strengthen our financial position over the past five years by improving our fixed charge coverage ratios. Our corporate indenture ratio, which is used to measure our ability to issue first mortgage bonds, increased from 5.34 in 1994 to 6.89 in 1999, which enhances our financial flexibility. Over the same period, our charter ratio, a measure of our ability to issue preferred stock, improved from 2.11 to 2.62 and our common stockholder's equity as a percentage of capitalization rose from approximately 40% at the end of 1994 to 51% at the end of 1999. Net redemptions of long-term debt and preferred stock totaled $245.3 million, including $18.3 million of optional redemptions in 1999. In addition, we completed $240.9 million of refinancings. Over the last five years, we have reduced the average cost of long-term debt from 8.17% in 1994 to 7.22% at the end of 1999.

          We had about $87.2 million of cash and temporary investments and $358.3 million of short-term indebtedness as of December 31, 1999. Our unused borrowing capability included $76.5 million under revolving lines of credit and a $7.0 million bank facility that provides for borrowings on a short-term basis at the bank's discretion. At the end of 1999, we had the capability to issue $1.1 billion of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon applicable earnings coverage tests and our respective charters, we could issue $1.3 billion of preferred stock (assuming no additional debt were issued).

          Our cash requirements in 2000 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without issuing new securities. During 1999, we reduced our total debt by approximately $125 million. We have cash requirements of approximately $1.2 billion for the 2000-2004 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $206 million relates to 2000.

          Our capital spending for the period 2000-2004 is expected to be about $1.0 billion (excluding nuclear fuel), of which approximately $251 million applies to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $218 million, of which about $65 million relates to 2000. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $215 million and $46 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of PNBV Capital Trust cash receipts, of approximately $358 million for the 2000-2004 period, of which approximately $71 million relates to 2000.

          On December 3, 1999, we completed the exchange of generating assets between Duquesne and FirstEnergy, which increased FirstEnergy's portfolio of generation resources. Duquesne transferred 1,436 megawatts at five generating plants in exchange for 1,328 megawatts at three plants owned by FirstEnergy operating companies. In the exchange, we received all of Duquesne's ownership interest in the Beaver Valley Plant, and an additional interest in the Bruce Mansfield Plant while providing Duquesne with our ownership interest in the New Castle and Niles generating plants.

          At the end of 1999, Penn transferred its interest in Penn Power Energy, Inc., a wholly owned subsidiary selling energy in Pennsylvania's unregulated generation market, to FirstEnergy Services Corp., an affiliated company. For FirstEnergy, the transaction centralized unregulated electricity sales and marketing activities in one entity.

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



Comparison of Carrying Value to Fair Value
--------------------------------------------------------------------------------------------------------
                                                                              There-               Fair
                                  2000     2001     2002     2003     2004     after     Total     Value
--------------------------------------------------------------------------------------------------------
                                                              (Dollars in millions)
Investments other than
 Cash and Cash Equivalents:
Fixed Income                      $ 17     $ 23     $ 26     $ 30     $305     $511      $  912    $  922
    Average interest rate          7.3%     7.6%     7.8%     7.9%     7.8%     7.8%        7.8%
---------------------------------------------------------------------------------------------------------
Liabilities
---------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                        $201     $ 17     $327     $246     $ 95     $839      $1.725    $1,710
    Average interest rate          7.0%     8.0%     7.8%     8.2%     7.3%     7.1%        7.4%
Variable rate                                       $190                       $568      $  758    $  749
    Average interest rate                            7.5%                       4.3%        5.1%
Short-term Borrowings             $358                                                   $  358    $  358
    Average interest rate          6.3%                                                     6.3%
---------------------------------------------------------------------------------------------------------
Preferred Stock                   $  5     $  5     $  1     $  1     $  1     $132      $  145    $  142
    Average dividend rate          8.5%     8.5%     7.6%     7.6%     7.6%     8.9%        8.8%
---------------------------------------------------------------------------------------------------------

Outlook

          We continue to face many competitive challenges as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. Retail wheeling, which began in 1999 in our Pennsylvania service area, allows retail customers to purchase electricity from alternative energy suppliers. Recent legislation provides for similar changes beginning in 2001 in Ohio. Our existing Ohio regulatory plan provides us with a solid foundation to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level. Our Rate Reduction and Economic Development Plan, approved by the PUCO in 1995, provides for accelerated capital recovery and interim rate credits to customers during the period covered by the plan. The transition plan ultimately approved by the Public Utilities Commission of Ohio (PUCO) will supersede our current Ohio rate plan; however, rate reductions under the existing regulatory plan will continue.

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

          FirstEnergy refiled a transition plan on our behalf, as well as for its other Ohio electric utility operating companies -- The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE) -- on December 22, 1999. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on our plan to turn over control, and perhaps ownership, of our transmission assets to the Alliance Regional Transmission Organization (Alliance), which is discussed below.

          The transition plan itemizes, or unbundles, the current price of electricity into separate components -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's filing also included proposals on corporate separation of regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the law, and how our transmission system will be operated to ensure access to all users. Under our transition plan, customers who remain with us as their generation provider will continue to receive savings under our rate plan, expected to total $422 million between 2000 and 2005. In addition, FirstEnergy's Ohio utility customers will save $358 million through reduced charges for taxes and a 5% reduction in the price of generation for residential customers beginning January 1, 2001. Customer prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the 5% reduction in the price of generation for residential customers. The plan proposes recovery of generation-related transition costs of approximately $1.8 billion ($1.6 billion, net of deferred income taxes) over the market development period; transition costs related to regulatory assets aggregating approximately $1.5 billion ($1.0 billion, net of deferred income taxes) are expected to be recovered over the period 2001 through 2004.

          When the transition plan is approved by the PUCO, the application of SFAS 71 to our Ohio generation business will be discontinued. In the meantime, we will continue to bill and collect cost-based rates in Ohio through the end of 2000. If the transition plan ultimately approved by the PUCO does not provide adequate recovery of our nuclear generating unit investments and regulatory assets, there would be a charge to earnings which could have a material adverse effect on our results of operations and financial condition. We believe that we will continue to bill and collect cost-based rates for our transmission and distribution services, which will remain regulated; accordingly, it is appropriate that we continue the application of SFAS 71 to those operations after December 31, 2000.

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

          In the second half of 1999, we received notification of pending legal actions based on alleged violations of the Clean Air Act at our Sammis Plant involving the states of New York and Connecticut, as well as the U.S. Department of Justice. The civil complaint filed by the U.S. Department of Justice requests installation of "best available control technology" as well as civil penalties of up to $27,500 per day. We believe the Sammis Plant is in full compliance with the Clean Air Act and the legal actions to be without merit. However, we are unable to predict the outcome of this litigation. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. We expect the Sammis Plant to continue to operate while the matter is being decided.

          On October 27, 1999, the Federal Energy Regulatory Commission
(FERC) approved FirstEnergy's plan to transfer our transmission assets and those of CEI and TE to American Transmission Systems Inc. (ATSI). The PUCO approved the transfer in February 2000. PPUC and Securities and Exchange Commission regulatory approvals are also required. The new FirstEnergy subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent, regional transmission organization
(RTO). In working toward that goal, FirstEnergy joined with four other companies -- American Electric Power, Consumers Energy, Detroit Edison and Virginia Power -- to form the Alliance RTO. On June 3, 1999, the Alliance submitted an application to FERC to form an independent, for profit RTO. On December 15, 1999, FERC issued an order conditionally approving the Alliance's application.

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

Year 2000 Update

          Based on the results of our remediation and testing efforts, we filed documents with the North American Electric Reliability Council, Nuclear Regulatory Commission, PUCO and PPUC that as of June 30, 1999, our generation, transmission, and distribution systems were ready to serve customers in the year 2000. We have since experienced no failures or interruptions of service to our customers resulting from the Year 2000 issue, which was consistent with our expectations. We spent $41.4 million on Year 2000 related costs through December 31, 1999, which was slightly lower than previously estimated. Of this total, $32.9 million was capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $8.5 million was expensed as incurred. We do not believe there are any continuing Year 2000 issues to be addressed, nor any additional material Year 2000 expenditures.

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


                                         OHIO EDISON COMPANY

                                 CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                    1999           1998           1997
------------------------------------------------------------------------------------------
                                                             (In thousands)
OPERATING REVENUES                               $2,686,949     $2,519,662     $2,473,582
                                                 ----------     ----------     ----------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                          475,792        511,645        437,223
  Nuclear operating costs                           312,289        279,917        267,681
  Other operating costs                             432,476        411,985        446,778
                                                 ----------     ----------     ----------
    Total operation and maintenance expenses      1,220,557      1,203,547      1,151,682
  Provision for depreciation and amortization       582,197        411,979        426,205
  General taxes                                     240,281        242,524        234,964
  Income taxes                                      170,872        174,692        172,163
                                                 ----------     ----------     ----------
    Total operating expenses and taxes            2,213,907      2,032,742      1,985,014
                                                 ----------     ----------     ----------

OPERATING INCOME                                    473,042        486,920        488,568

OTHER INCOME                                         45,846         47,621         52,847
                                                 ----------     ----------     ----------
INCOME BEFORE NET INTEREST CHARGES                  518,888        534,541        541,415
                                                 ----------     ----------     ----------
NET INTEREST CHARGES:
  Interest on long-term debt                        178,217        184,915        204,285
  Allowance for borrowed funds used during
   construction and capitalized interest             (4,159)        (2,096)        (2,699)
  Other interest expense                             31,971         34,976         31,209
  Subsidiaries' preferred stock dividend
   requirements                                      15,170         15,426         15,426
                                                 ----------     ----------     ----------
    Net interest charges                            221,199        233,221        248,221
                                                 ----------     ----------     ----------
INCOME BEFORE EXTRAORDINARY ITEM                    297,689        301,320        293,194

EXTRAORDINARY ITEM (NET OF INCOME TAXES)
 (Note 1)                                                --        (30,522)            --
                                                 ----------     ----------     ----------
NET INCOME                                          297,689        270,798        293,194

PREFERRED STOCK DIVIDEND REQUIREMENTS                11,547         11,970         12,392
                                                 ----------     ----------     ----------
EARNINGS ON COMMON STOCK                         $  286,142     $  258,828     $  280,802
                                                 ==========     ==========     ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                       OHIO EDISON COMPANY

                                    CONSOLIDATED BALANCE SHEETS
At December 31,                                              1999            1998
------------------------------------------------------------------------------------
                                                                (In thousands)
                              ASSETS
UTILITY PLANT:
  In service                                               $8,118,783     $8,158,763
  Less-Accumulated provision for depreciation               3,713,781      3,610,155
                                                           ----------     ----------
                                                            4,405,002      4,548,608
                                                           ----------     ----------
  Construction work in progress-
    Electric plant                                            205,671        174,418
    Nuclear Fuel                                               10,059         17,003
                                                           ----------     ----------
                                                              215,730        191,421
                                                           ----------     ----------
                                                            4,620,732      4,740,029
                                                           ----------     ----------
OTHER PROPERTY AND INVESTMENTS:
  PNBV Capital Trust (Note 2)                                 469,124        475,087
  Letter of credit collateralization (Note 2)                 277,763        277,763
  Nuclear plant decommissioning trusts                        236,903        130,572
  Other (Note 3B)                                             425,872        407,839
                                                           ----------     ----------
                                                            1,409,662      1,291,261
                                                           ----------     ----------
CURRENT ASSETS:
  Cash and cash equivalents                                    87,175         33,213
  Receivables-
    Customers (less accumulated provisions of $6,452,000
     and $6,397,000, respectively, for uncollectible
     accounts)                                                278,484        215,257
    Associated companies                                      221,653        229,854
    Other (less accumulated provision of $1,000,000
     for uncollectible accounts in 1999)                       36,281         47,684
  Materials and supplies, at average cost-
    Owned                                                      69,119         76,756
    Under consignment                                          55,278         48,341
  Prepayments and other                                        73,682         78,618
                                                           ----------     ----------
                                                              821,672        729,723
                                                           ----------     ----------
DEFERRED CHARGES:
  Regulatory assets                                         1,618,319      1,913,808
  Property taxes                                              100,906        101,360
  Unamortized sale and leaseback costs                         85,100         90,098
  Other                                                        44,355         57,547
                                                           ----------     ----------
                                                            1,848,680      2,162,813
                                                           ----------     ----------
                                                           $8,700,746     $8,923,826
                                                           ==========     ==========

          CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of
 Capitalization):
  Common stockholder's equity                              $2,624,460     $2,681,873
  Preferred stock-
    Not subject to mandatory redemption                       160,965        160,965
    Subject to mandatory redemption                             5,000         10,000
  Preferred stock of consolidated subsidiary-
    Not subject to mandatory redemption                        39,105         50,905
    Subject to mandatory redemption                            15,000         15,000
  Company obligated mandatorily redeemable preferred
   securities of subsidiary trust holding solely
   Company subordinated debentures                            120,000        120,000
  Long-term debt                                            2,175,812      2,215,042
                                                           ----------     ----------
                                                            5,140,342      5,253,785
                                                           ----------     ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock        422,838        528,792
  Short-term borrowings (Note 4)-
    Associated companies                                       35,583         88,732
    Other                                                     322,713        249,451
  Accounts payable                                            114,102         99,659
  Accrued taxes                                               207,362        188,295
  Accrued interest                                             37,572         45,221
  Other                                                        94,967        114,162
                                                           ----------     ----------
                                                            1,235,137      1,314,312
                                                           ----------     ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                         1,468,478      1,601,887
  Accumulated deferred investment tax credits                 143,336        154,538
  Nuclear plant decommissioning costs                         239,695        132,349
  Other postretirement benefits                               148,421        136,856
  Other                                                       325,337        330,099
                                                           ----------     ----------
                                                            2,325,267      2,355,729
                                                           ----------     ----------

COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 2 and 5)                                          ----------     ----------
                                                           $8,700,746     $8,923,826
                                                           ==========     ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                         OHIO EDISON COMPANY

                                CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                            1999         1998
-----------------------------------------------------------------------------------------------------------------------------
                             (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $9 par value, authorized 175,000,000 shares-100 shares outstanding                      $        1   $        1
  Other paid-in capital                                                                                  2,098,728    2,098,728
  Retained earnings (Note 3A)                                                                              525,731      583,144
                                                                                                        ----------   ----------
      Total common stockholder's equity                                                                  2,624,460    2,681,873
                                                                                                        ----------   ----------
                                              Number of Shares                   Optional
                                                Outstanding                  Redemption Price
                                           -----------------------       -----------------------
                                              1999          1998          Per Share    Aggregate
                                              ----          ----         ----------    ----------
PREFERRED STOCK (Note 3D):
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.90%                                    152,510      152,510          $103.63     $ 15,804             15,251       15,251
    4.40%                                    176,280      176,280           108.00       19,038             17,628       17,628
    4.44%                                    136,560      136,560           103.50       14,134             13,656       13,656
    4.56%                                    144,300      144,300           103.38       14,917             14,430       14,430
                                           ---------    ---------                      --------         ----------   ----------
                                             609,650      609,650                        63,893             60,965       60,965
                                           ---------    ---------                      --------         ----------   ----------
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                                  4,000,000    4,000,000            25.00      100,000            100,000      100,000
                                           ---------    ---------                      --------         ----------   ----------
      Total Not Subject to Mandatory
       Redemption                          4,609,650    4,609,650                      $163,893            160,965      160,965
                                           =========    =========                      ========         ----------   ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption
   (Note 3E):
    8.45%                                    100,000      150,000                                           10,000       15,000
    Redemption Within One Year                                                                              (5,000)      (5,000)
                                           ---------    ---------                                       ----------   ----------

      Total Subject to
       Mandatory Redemption                  100,000      150,000                                            5,000       10,000
                                           =========    =========                                       ----------   ----------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARY (Note 3D):
Pennsylvania Power Company-
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                     40,000       40,000          $103.13     $  4,125              4,000        4,000
    4.25%                                     41,049       41,049           105.00        4,310              4,105        4,105
    4.64%                                     60,000       60,000           102.98        6,179              6,000        6,000
    7.64%                                         --       60,000               --           --                 --        6,000
    7.75%                                    250,000      250,000               --           --             25,000       25,000
    8.00%                                         --       58,000               --           --                 --        5,800
                                           ---------    ---------                      --------         ----------   ----------
      Total Not Subject to Mandatory
       Redemption                            391,049      509,049                      $ 14,614             39,105       50,905
                                           =========    =========                      ========         ----------   ----------
  Subject to Mandatory Redemption
   (Note 3E):
    7.625%                                   150,000      150,000           106.10     $ 15,915             15,000       15,000
                                           =========    =========                      ========         ----------   ----------
COMPANY OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES OF SUBSIDIARY TRUST
HOLDING SOLELY COMPANY SUBORDINATED
DEBENTURES (Note 3F):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory Redemption:
    9.00%                                  4,800,000    4,800,000                                          120,000      120,000
                                           =========    =========                                       ----------   ----------

                                                     OHIO EDISON COMPANY

                                        CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,                  1999       1998                             1999          1998            1999         1998
---------------------------------------------------------------------------------------------------------------------------
                                                          (In thousands)
LONG-TERM DEBT (Note 3G):
First mortgage bonds:
  Ohio Edison Company-                             Pennsylvania Power Company-
    6.875% due 1999                 --    150,000    9.740% due 2000-2019     19,513      20,000
    6.375% due 2000             80,000     80,000    7.500% due 2003          40,000      40,000
    7.375% due 2002            120,000    120,000    6.375% due 2004          20,500      20,500
    7.500% due 2002             34,265     34,265    6.625% due 2004          14,000      14,000
    8.250% due 2002            125,000    125,000    8.500% due 2022          27,250      27,250
    8.625% due 2003            150,000    150,000    7.625% due 2023           6,500       6,500
    6.875% due 2005             80,000     80,000                            -------     -------
    8.750% due 2022             50,960     50,960
    7.625% due 2023             75,000     75,000
    7.875% due 2023             93,500    100,000
                               -------    -------

Total first mortgage bonds.    808,725    965,225                            127,763     128,250           936,488    1,093,475
                               -------    -------                            -------     -------        ----------   ----------

Secured notes:
  Ohio Edison Company-                             Pennsylvania Power Company-
    7.450% due 2000             47,725     47,725    6.080% due 2000          23,000      23,000
    8.100% due 2000             30,000     30,000    8.100% due 2000           5,200       5,200
    7.930% due 2002             28,386     39,936    5.400% due 2013           1,000       1,000
    7.680% due 2005            200,000    200,000    5.400% due 2017          10,600      10,600
    6.750% due 2015             40,000     40,000    7.150% due 2017          17,925      17,925
    7.100% due 2018             26,000     26,000    5.900% due 2018          16,800      16,800
    7.050% due 2020             60,000     60,000    7.150% due 2021          14,482      14,482
    7.000% due 2021             69,500     69,500    6.150% due 2023          12,700      12,700
    7.150% due 2021                443        443  * 5.450% due 2027          10,300      10,300
    7.625% due 2023                 --     50,000    6.450% due 2027          14,500      14,500
    7.750% due 2024                 --    108,000    5.375% due 2028           1,734       1,734
    5.375% due 2028             13,522     13,522    5.450% due 2028           6,950       6,950
    5.625% due 2029             50,000     50,000    6.000% due 2028          14,250      14,250
    5.950% due 2029             56,212     56,212    5.950% due 2029             238         238
    5.450% due 2033             14,800     14,800                            -------     -------
    Limited Partnerships-
      7.59% weighted average
       interest rate due
       2000-2007                12,574     11,320
                               -------    -------
                               649,162    817,458                            149,679     149,679           798,841      967,137
                               -------    -------                            -------     -------        ----------   ----------
  OES Fuel-
    6.85% weighted average
     interest rate                                                                                          81,260       79,524
                                                                                                        ----------   ----------
Total secured notes                                                                                        880,101    1,046,661
                                                                                                        ----------   ----------
Unsecured notes:
  Ohio Edison Company-                             Pennsylvania Power Company-
   *5.963% due 1999                 --    115,000    *5.900% due 2033          5,200          --
   *6.025% due 1999                 --     85,000                            -------     -------
   *6.088% due 1999                 --     50,000
   *7.300% due 2002            140,000         --
   *8.113% due 2002             50,000         --
   *4.300% due 2012             50,000     50,000
   *3.950% due 2014             50,000     50,000
   *2.950% due 2015             50,000     50,000
   *5.800% due 2016             47,725         --
   *4.200% due 2018             57,100     57,100
   *3.750% due 2018             56,000     56,000
   *3.100% due 2032             53,400     53,400
   *4.250% due 2033             50,000         --
   *4.650% due 2033            108,000         --
   *5.400% due 2033             30,000         --
                               -------    -------
Total unsecured notes          742,225    566,500                              5,200          --           747,425      566,500
                               -------    -------                            -------     -------        ----------   ----------
Capital lease obligations
 (Note 2)                                                                                                   33,852       36,891
                                                                                                        ----------   ----------
Net unamortized discount on debt                                                                            (4,216)      (4,693)
                                                                                                        ----------   ----------
Long-term debt due within one year                                                                        (417,838)    (523,792)
                                                                                                        ----------   ----------
Total long-term debt                                                                                     2,175,812    2,215,042
                                                                                                        ----------   ----------
TOTAL CAPITALIZATION                                                                                    $5,140,342   $5,253,785
                                                                                                        ==========   ==========

*  Denotes variable rate issue with December 31, 1999 interest rate shown for only December 31, 1999 balances and December 31, 1998 interest rate shown for only December 31, 1998 balances.

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                           OHIO EDISON COMPANY

                          CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                                                       Accumulated
                                                                                          Other                   Unallocated
                                   Comprehensive                              Other   Comprehensive                  ESOP
                                      Income        Number        Par        Paid-In      Income       Retained     Common
                                     (Note 3C)    of Shares      Value       Capital     (Note 3C)     Earnings      Stock
                                   -------------  ---------      -----      --------  -------------    --------   -----------
                                                                 (Dollars in thousands)
Balance, January 1, 1997                         152,569,437   $1,373,125   $  728,261    $(659)      $ 557,642   $(155,010)
  Net income                         $293,194                                                           293,194
  Minimum liability for unfunded
    retirement benefits, net of
    $26,000 of income taxes                44                                                44
                                     --------
  Comprehensive income               $293,238
                                     ========
  FirstEnergy merger                            (152,569,337)  (1,373,124)   1,373,124                              146,977
  Allocation of ESOP shares                                                      1,874                                8,033
  Cash dividends on preferred
   stock                                                                                                (12,392)
  Cash dividends on common stock                                                                       (216,770)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                               100            1    2,103,259     (615)        621,674          --
  Net income                         $270,798                                                           270,798
  Transfer of minimum liability
   for unfunded retirement
   benefits to parent                     615                                               615
                                     --------
  Comprehensive income               $271,413
                                     ========
  Transfer of ESOP premium to
   parent                                                                       (4,531)
  Cash dividends on preferred
   stock                                                                                                (11,952)
  Cash dividends on common stock                                                                       (297,376)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                               100            1    2,098,728       --         583,144          --
  Net income                         $297,689                                                           297,689
                                     ========
  Transfer of Penn Power
   Energy to FirstEnergy
   Services Corp.                                                                                         3,302
  Cash dividends on preferred stock                                                                     (11,401)
  Cash dividends on common stock                                                                       (347,003)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                               100   $        1   $2,098,728    $  --       $ 525,731   $      --
================================================================================================================================


                  CONSOLIDATED STATEMENTS OF PREFERRED STOCK
                                    Not Subject to             Subject to
                                 Mandatory Redemption     Mandatory Redemption
                                 --------------------     --------------------
                                               Par or                   Par or
                                  Number       Stated      Number       Stated
                                of Shares       Value     of Shares      Value
                                ---------     --------    ---------     --------
                                              (Dollars in thousands)
Balance, January 1, 1997      5,118,699     $211,870    5,200,000     $160,000
  Redemptions-
     8.45% Series                                         (50,000)      (5,000)
---------------------------------------------------------------------------------
Balance, December 31, 1997    5,118,699      211,870    5,150,000      155,000
  Redemptions-
     8.45% Series                                         (50,000)      (5,000)
---------------------------------------------------------------------------------
Balance, December 31, 1998    5,118,699      211,870    5,100,000      150,000
  Redemptions-
     7.64% Series               (60,000)      (6,000)
     8.00% Series               (58,000)      (5,800)
     8.45% Series                                         (50,000)      (5,000)
----------------------------------------------------------------------------------
Balance, December 31, 1999    5,000,699     $200,070    5,050,000     $145,000
===================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                         OHIO EDISON COMPANY

                                CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                         1999        1998         1997
-----------------------------------------------------------------------------------------
                                                                  (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                             $297,689    $270,798     $293,194
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation and amortization         582,197     411,979      426,205
    Nuclear fuel and lease amortization                  45,850      35,086       49,251
    Deferred income taxes, net                         (120,149)    (55,817)     (36,741)
    Investment tax credits, net                         (13,793)    (14,290)     (15,031)
    Extraordinary item                                       --      51,730           --
    Receivables                                         (43,623)   (144,549)     (23,887)
    Materials and supplies                               18,257      (1,627)     (10,557)
    Accounts payable                                     14,443      (8,455)      32,531
    Other                                                14,442      64,552       21,755
                                                       --------    --------     --------
        Net cash provided from operating activities     795,313     609,407      736,720
                                                       --------    --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Long-term debt                                        242,601     117,265       89,773
  Short-term borrowings, net                             20,113      35,954           --
Redemptions and Repayments-
  Preferred stock                                        17,005       5,000        5,000
  Long-term debt                                        396,410     225,241      292,409
  Short-term borrowings, net                                 --          --       47,251
Dividend Payments-
  Common stock                                          347,003     297,746      237,848
  Preferred stock                                        11,512      11,865       12,559
                                                       --------    --------     --------
      Net cash used for financing activities            509,216     386,633      505,294
                                                       --------    --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                      237,199     186,139      179,328
Other                                                    (5,064)      8,102       52,671
                                                       --------    --------     --------
      Net cash used for investing activities            232,135     194,241      231,999
                                                       --------    --------     --------
Net increase (decrease) in cash and cash equivalents     53,962      28,533         (573)
Cash and cash equivalents at beginning of year           33,213       4,680        5,253
                                                       --------    --------     --------
Cash and cash equivalents at end of year               $ 87,175    $ 33,213     $  4,680
                                                       ========    ========     ========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
    Interest (net of amounts capitalized)              $203,749    $201,064     $212,987
                                                       ========    ========     ========
    Income taxes                                       $308,052    $219,226     $228,399
                                                       ========    ========     ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        OHIO EDISON COMPANY

                                  CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                        1999            1998             1997
----------------------------------------------------------------------------------------------------
                                                                   (In thousands)
GENERAL TAXES:
Real and personal property                           $  111,222     $  116,868       $  114,111
State gross receipts                                    106,926        104,175           99,262
Social security and unemployment                         14,432         12,701           14,113
Other                                                     7,701          8,780            7,478
                                                     ----------     ----------       ----------
    Total general taxes                              $  240,281     $  242,524       $  234,964
                                                     ==========     ==========       ==========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                            $  307,462     $  229,164       $  225,529
  State                                                  18,315         14,732           17,784
                                                     ----------     ----------       ----------
                                                        325,777        243,896          243,313
                                                     ----------     ----------       ----------
Deferred, net-
  Federal                                              (113,347)       (50,310)         (30,791)
  State                                                  (6,802)        (5,507)          (5,950)
                                                     ----------     ----------       ----------
                                                       (120,149)       (55,817)         (36,741)
                                                     ----------     ----------       ----------
Investment tax credit amortization                      (13,793)       (14,290)         (15,031)
                                                     ----------     ----------       ----------
    Total provision for income taxes                 $  191,835     $  173,789       $  191,541
                                                     ==========     ==========       ==========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                     $  170,872     $  174,692       $  172,163
Other income                                             20,963         20,305           19,378
Extraordinary item                                           --        (21,208)              --
                                                     ----------     ----------       ----------
    Total provision for income taxes                 $  191,835     $  173,789       $  191,541
                                                     ==========     ==========       ==========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes        $  489,524     $  444,587       $  484,735
                                                     ==========     ==========       ==========
Federal income tax expense at statutory rate         $  171,333     $  155,605       $  169,657
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                (13,793)       (14,290)         (15,031)
  State income taxes, net of federal income tax
   benefit                                                7,483          5,996            7,692
  Amortization of tax regulatory assets                  24,950         29,961           30,642
  Other, net                                              1,862         (3,483)          (1,419)
                                                     ----------     ----------       ----------
    Total provision for income taxes                 $  191,835     $  173,789       $  191,541
                                                     ==========     ==========       ==========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                           $  847,479     $  880,645       $1,019,952
Allowance for equity funds used during construction     152,846        169,780          210,136
Deferred nuclear expense                                229,366        237,602          252,946
Competitive transition charge                           115,277        135,730               --
Customer receivables for future income taxes            163,500        164,618          204,643
Deferred sale and leaseback costs                       (26,966)        45,521           47,796
Unamortized investment tax credits                      (51,521)       (55,495)         (67,208)
Other                                                    38,497         23,486           30,089
                                                     ----------     ----------       ----------
    Net deferred income tax liability                $1,468,478     $1,601,887       $1,698,354
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

REGULATORY PLANS-

          The PUCO approved the Company's Rate Reduction and Economic Development Plan in 1995. This regulatory plan was to maintain current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $300 million (approximately 20 percent below current levels). The plan also revised the Company's fuel cost recovery method. The Company formerly recovered fuel-related costs not otherwise included in base rates from retail customers through separate energy rates. In accordance with the regulatory plan, the Company's fuel rates will be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the Company's regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues for the Company by approximately $600 million.

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

          FirstEnergy, on behalf of its Ohio electric utility operating companies - the Company, CEI and TE - on December 22, 1999 refiled its transition plan under Ohio's new electric utility restructuring law. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The PUCO indicated that it will endeavor to issue its order in FirstEnergy's case within 275 days of the initial October filing date.

          The transition plan itemizes, or unbundles, the current price of electricity into its component elements - including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's filing also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Under the plan, customers who remain with the Company as their generation provider will continue to receive savings under the Company's rate plans, expected to total $422 million between 2000 and 2005. In addition, FirstEnergy's Ohio utility customers will save $358 million through reduced charges for taxes and a five percent reduction in the price of generation for residential customers beginning January 1, 2001. Customer prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposes recovery of the Company's generation-related transition costs of approximately $1.8 billion ($1.6 billion, net of deferred income taxes) over the market development period; its transition costs related to regulatory assets aggregating approximately $1.5 billion ($1.0 billion, net of deferred income taxes) will be recovered over the period of 2001 through 2004.

          In June 1998, the PPUC authorized a rate restructuring plan for Penn, which essentially resulted in the deregulation of Penn's generation business as of June 30, 1998. Penn was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, Penn reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through a CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to Penn's generation business was recorded as a 1998 extraordinary item on the Consolidated Statement of Income. Penn's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued and Penn's total assets as of December 31, 1999 were $76 million and $1.016 billion, respectively.

          All of the Companies' regulatory assets are being recovered under provisions of the regulatory plans. In addition, the PUCO has authorized the Company to recognize additional capital recovery related to its generating assets (which is reflected as additional depreciation expense) and additional amortization of regulatory assets during the regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million more than the amounts that would have been recognized if the regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 1999, the Companies' cumulative additional capital recovery and regulatory asset amortization amounted to $1.048 billion (including Penn's impairment discussed above and CTC recovery).

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction, (except for Penn's nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for OE's electric plant was approximately 3.0% in 1999, 1998 and 1997. The annual composite rate for Penn's electric plant was approximately 2.5% in 1999 and 3.0% in 1998 and 1997. In addition to the straight-line depreciation recognized in 1999, 1998 and 1997, the Companies recognized additional capital recovery of $95 million, $141 million (excluding Penn's impairment) and $172 million, respectively, as additional depreciation expense in accordance with their regulatory plans. Such additional charges in the accumulated provision for depreciation were $517 million and $422 million as of December 31, 1999 and 1998, respectively.

          Annual depreciation expense includes approximately $9.4 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in three nuclear generating units. The Companies' future decommissioning costs reflect the increase in Penn's ownership interest related to the asset transfer with Duquesne Light Company (Duquesne) discussed below in "Common Ownership of Generating Facilities." The Companies' share of the future obligation to decommission these units is approximately $777 million in current dollars and (using a 4.0% escalation rate) approximately $1.9 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $92 million for decommissioning through their electric rates from customers through December 31, 1999. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Companies expect that additional amount to be recoverable from their customers. The Companies have approximately $236.9 million invested in external decommissioning trust funds as of December 31, 1999. This includes additions to the trust funds and the corresponding liability of $89 million as a result of the asset transfer. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Companies have also recognized an estimated liability of approximately $18.7 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies, together with the other FirstEnergy utilities, CEI and TE, and Duquesne constituted the Central Area Power Coordination Group (CAPCO). The CAPCO companies formerly owned and/or leased, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income.

          On March 26, 1999, FirstEnergy completed its agreements with Duquesne to exchange certain generating assets. All regulatory approvals were received by October 1999. In December 1999, Duquesne transferred 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Companies and CEI. As part of this exchange, the Companies transferred their 246-megawatt Niles Plant and 339-megawatt New Castle Plant to Duquesne. The Companies acquired Duquesne's ownership interest in the Beaver Valley Station and acquired, with CEI, Duquesne's ownership interest in the Bruce Mansfield Plant. The agreements for the exchange of assets, which was structured as a like-kind exchange for tax purposes, provides FirstEnergy's utility operating companies with exclusive ownership and operating control of all CAPCO generating units. The three FirstEnergy plants transferred are being sold by Duquesne to a wholly owned subsidiary of Orion Power Holdings, Inc. (Orion). The Companies and CEI will continue to operate those plants until the assets are transferred to the new owners. Duquesne funded decommissioning costs equal to its percentage interest in the three nuclear generating units that were transferred to FirstEnergy. The Duquesne asset transfer to the Orion subsidiary could take place by the middle of 2000. Under the agreements, Duquesne was no longer a participant in the CAPCO arrangements after the exchange. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1999 include the following:

                                                                        Companies'
                           Utility      Accumulated     Construction    Ownership/
                            Plant       Provision for      Work in      Leasehold
Generating Units          in Service    Depreciation      Progress      Interest
----------------------------------------------------------------------------------
                                                  (In millions)
W. H. Sammis #7            $  307.4       $  134.9         $ 6.7          68.80%
Bruce Mansfield #1,
  #2 and #3                 1,010.7          538.0          19.7          67.18%
Beaver Valley
  #1 and #2                 1,665.6          653.2          22.8          77.81%
Perry                       1,281.7          853.1           8.7          35.24%
--------------------------------------------------------------------------------
  Total                    $4,265.4       $2,179.2         $57.9
================================================================================


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

RETIREMENT BENEFITS-

          FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Companies' full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. In 1998, the Companies' pension plans and the Centerior pension plan were merged into the FirstEnergy pension plan. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 1999. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

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

          The following sets forth the funded status of the FirstEnergy plans in 1999 and 1998 on the Consolidated Balance Sheets as of December 31 (which includes the Companies' share of the FirstEnergy 1999 plans' net prepaid pension cost and accrued other postretirement benefits cost of $194.8 million and $145.7 million, respectively, and the Companies' share of the FirstEnergy 1998 plans' net prepaid pension cost and accrued other postretirement benefits cost of $175.9 million and $132.8 million, respectively):

                                                                                   Other
                                                   Pension Benefits       Postretirement Benefits
                                                 --------------------     -----------------------
                                                   1999        1998           1999        1998
-------------------------------------------------------------------------------------------------
                                                                  (In millions)
Change in benefit obligation:
Benefit obligation as of January 1               $1,500.1     $1,327.5      $ 601.3     $ 534.1
Service cost                                         28.3         25.0          9.3         7.5
Interest cost                                       102.0         92.5         40.7        37.6
Plan amendments                                      --           44.3         --          40.1
Actuarial loss (gain)                              (155.6)       101.6        (17.6)       10.7
Net increase from asset swap                         14.8         --           12.5        --
Benefits paid                                       (95.5)       (90.8)       (37.8)      (28.7)
-----------------------------------------------------------------------------------------------
Benefit obligation as of December 31              1,394.1      1,500.1        608.4       601.3
-----------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets as of January 1         1,683.0      1,542.5          3.9         2.8
Actual return on plan assets                        220.0        231.3          0.6         0.7
Company contribution                                 --           --            0.4         0.4
Benefits paid                                       (95.5)       (90.8)        --          --
-----------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31       1,807.5      1,683.0          4.9         3.9
-----------------------------------------------------------------------------------------------

Funded status of plan                               413.4        182.9       (603.5)     (597.4)
Unrecognized actuarial loss (gain)                 (303.5)      (110.8)        24.9        30.6
Unrecognized prior service cost                      57.3         63.0         24.1        27.4
Unrecognized net transition obligation (asset)      (10.1)       (18.0)       120.1       129.3
-----------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                   $  157.1     $  117.1      $(434.4)    $(410.1)
===============================================================================================

Assumptions used as of December 31:
Discount rate                                        7.75%       7.00%         7.75%       7.00%
Expected long-term return on plan assets            10.25%      10.25%        10.25%      10.25%
Rate of compensation increase                        4.00%       4.00%         4.00%       4.00%


   Net pension and other postretirement benefit costs for the three years ended December 31, 1999

  (FirstEnergy plans in 1999 and 1998 and the Companies' plans in 1997) were computed as follows:


                                                                                         Other
                                                         Pension Benefits         Postretirement Benefits
                                                       ---------------------      ----------------------
                                                       1999    1998     1997       1999    1998    1997
-------------------------------------------------------------------------------------------------------
                                                                        (In millions)
Service cost                                         $  28.3  $  25.0  $ 12.9     $ 9.3   $ 7.5   $ 4.1
Interest cost                                          102.0     92.5    49.8      40.7    37.6    17.6
Expected return on plan assets                        (168.1)  (152.7)  (91.9)     (0.4)   (0.3)   (0.2)
Amortization of transition obligation (asset)           (7.9)    (8.0)   (8.0)      9.2     9.2     8.2
Amortization of prior service cost                       5.7      2.3     2.1       3.3    (0.8)    0.3
Recognized net actuarial loss (gain)                    --       (2.6)   (0.9)     --      --      --
Voluntary early retirement program expense              --       --      31.5      --      --       1.9
-------------------------------------------------------------------------------------------------------
Net benefit cost                                     $ (40.0) $ (43.5) $ (4.5)    $62.1   $53.2   $31.9
=======================================================================================================
Companies' share of total plan costs                 $ (16.9) $ (39.7) $ (4.5)    $25.5   $31.2   $31.9
-------------------------------------------------------------------------------------------------------


          The FirstEnergy plan's health care trend rate assumption is 5.3% in 2000, 5.2% in 2001 and 5.0% for 2002 and later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $4.5 million and the postretirement benefit obligation by $72.0 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $3.5 million and the postretirement benefit obligation by $58.2 million.

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues and operating expenses include amounts for affiliated transactions with CEI and TE since the November 8, 1997 merger date. The Companies' transactions with CEI and TE from the merger date were primarily for electric sales. The amounts related to CEI and TE were $27.7 million and $18.1 million, respectively, for 1999, $17.8 million and $12.7 million, respectively, for 1998 and $4.3 million and $0.4 million, respectively, for the November 8-December 31, 1997 period.

          FirstEnergy provided support services at cost to the Companies and other affiliated companies. FirstEnergy billed the Companies $118.2 million and $114.2 million in 1999 and 1998, respectively.


SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. At December 31, 1999 and 1998, cash and cash equivalents included $83 million and $16 million, respectively, to be used for the redemption of long-term debt in the first quarter of 2000 and in 1999, respectively. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $1.4 million, $1.6 million and $3.0 million for the years 1999, 1998 and 1997, respectively. Commercial paper transactions of OES Fuel, Incorporated (OES Fuel) (a wholly owned subsidiary of the Company) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note
3G).

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

                                        1999              1998
--------------------------------------------------------------------
                                  Carrying  Fair    Carrying   Fair
                                   Value    Value     Value    Value
--------------------------------------------------------------------
                                              (In millions)
Long-term debt                     $2,483  $2,459    $2,627   $2,775
Preferred stock                    $  145  $  142    $  150   $  155
Investments other than cash
 and cash equivalents:
  Debt securities
    -Maturity (5-10 years)         $  475  $  476    $  481   $  520
    -Maturity (more than 10 years)    258     267       258      305
  Equity securities                    14      14        14       14
  All other                           301     311       170      179
--------------------------------------------------------------------
                                   $1,048  $1,068    $  923   $1,018
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

REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Companies' respective regulatory plans. Based on those regulatory plans, at this time, the Companies are continuing to bill and collect cost-based rates relating to all of the Company's operations and Penn's nongeneration operations and they continue the application of SFAS 71 to those respective operations. The Companies also recognized additional cost recovery of $257 million, $50 million and $39 million in 1999, 1998 and 1997, respectively, as additional regulatory asset amortization in accordance with their regulatory plans.

          The PUCO indicated that it will endeavor to issue its order related to FirstEnergy's transition plan by mid-2000. The application of SFAS 71 to the Company's generation business will be discontinued at that time. If the transition plan ultimately approved by the PUCO for the Company does not provide adequate recovery of its nuclear generating unit investments and regulatory assets, there would be a charge to earnings which could have a material adverse effect on the results of operations and financial condition for the Company. The Companies will continue to bill and collect cost-based rates for their transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those respective operations after December 31, 2000.

          Regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                       1999      1998
------------------------------------------------------------------------
                                                       (In millions)
  Nuclear unit expenses                             $  643.0   $  666.7
  Customer receivables for future income taxes         455.3      458.3
  Competitive transition charge                        280.4      331.0
  Sale and leaseback costs                             120.5      318.4
  Loss on reacquired debt                               79.7       81.9
  Employee postretirement benefit costs                 24.8       28.9
  DOE decommissioning and decontamination costs         10.7       12.2
  Other                                                  3.9       16.4
-----------------------------------------------------------------------
        Total                                       $1,618.3   $1,913.8
=======================================================================


2.  LEASES

          The Companies lease certain generating facilities, certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases.

          The Company sold portions of its ownership interest in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases, the Company continues to be responsible, to the extent of its individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

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

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1999, are summarized as follows:


                               1999     1998      1997
--------------------------------------------------------
                                    (In millions)
Operating leases
  Interest element            $108.5   $110.0    $111.3
  Other                         34.4     28.9      23.2
Capital leases
  Interest element               5.3      5.3       6.1
  Other                          4.4      4.8       6.0
--------------------------------------------------------
  Total rentals               $152.6   $149.0    $146.6
========================================================


The future minimum lease payments as of December 31, 1999, are:



                                            Operating Leases
                                       -----------------------------
                              Capital    Lease  PNBV Capital
                               Leases  Payments    Trust       Net
--------------------------------------------------------------------
                                            (In millions)
2000                           $ 10.4  $  125.1   $ 54.6    $   70.5
2001                              9.7     127.7     59.5        68.2
2002                              8.8     125.2     61.0        64.2
2003                              8.6     137.4     62.6        74.8
2004                              8.4     138.3     58.3        80.0
Years thereafter                 62.6   1,704.9    530.9     1,174.0
--------------------------------------------------------------------
Total minimum lease payments    108.5  $2,358.6   $826.9    $1,531.7
Executory costs                  26.9  ========   ======    ========
-------------------------------------
Net minimum lease payments       81.6
Interest portion                 47.7
-------------------------------------
Present value of net minimum
  lease payments                 33.9
Less current portion              3.3
-------------------------------------
Noncurrent portion             $ 30.6
=====================================



          The Company invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. The PNBV capital trust arrangement effectively reduces lease costs related to those transactions.

3.  CAPITALIZATION:

    (A)  RETAINED EARNINGS-

          Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $460.9 million at December 31, 1999.

    (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

          The Companies were funding the matching contribution for their 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from the Company and acquired 10,654,114 shares of the Company's common stock through market purchases; the shares were converted into FirstEnergy's common stock in connection with the OE-Centerior merger. The ESOP loan is included in Other Property and Investments on the Consolidated Balance Sheets as of December 31, 1999 and 1998 as an investment with FirstEnergy related to the FirstEnergy savings plan. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 1997, 429,515 shares were allocated to the Companies' employees with the corresponding expense recognized based on the shares allocated method. Total ESOP-related compensation expense reflected on the 1997 Consolidated Statement of Income was calculated as follows:

-----------------------------------------
                                   1997
-----------------------------------------
                             (In millions)
Base compensation                $ 9.9
Dividends on common stock
  held by the ESOP and used to
  service debt                    (3.4)
-----------------------------------------
    Net expense                  $ 6.5
=========================================

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

          The Company has 8 million authorized and unissued shares of preference stock having no par value.

  (E)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares. Penn's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

          The Companies' preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements are $5 million in each year 2000-2001 and $1 million in each year 2002-2004.

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

          Based on the amount of bonds authenticated by the Trustees through December 31, 1999, the Companies' annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $31 million. The Companies expect to deposit funds in 2000 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

        (In millions)
--------------------
2000         $414.5
2001          281.4
2002          516.8
2003          246.3
2004          255.6
--------------------

          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $349.3 million. To the extent that drawings are made under those letters of credit to pay principal of, or interest on, the pollution control revenue bonds, the Companies are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 0.43% to 0.75% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

          The Company had unsecured borrowings of $190 million at December 31, 1999, supported by a $250 million long-term revolving credit facility agreement which expires November 18, 2002. The Company must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

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

4.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding at December 31, 1999, consisted of $162.7 million of bank borrowings and $160.0 million of OES Capital, Incorporated (OES Capital) commercial paper. OES Capital is a wholly owned subsidiary of the Company whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $170 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expires in 2002. At December 31, 1999, the Company also had total short-term borrowings of $35.6 million from its affiliates.

          The Company has lines of credit with domestic banks that provide for borrowings of up to $55 million under various interest rate options. Short-term borrowings may be made under these lines of credit on its unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.125% to 0.20%. These lines expire at various times during 2000. The weighted average interest rates on short-term borrowings outstanding at December 31, 1999 and 1998, were 6.27% and 5.61%, respectively.

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Companies' current forecasts reflect expenditures of approximately $1 billion for property additions and improvements from 2000-2004, of which approximately $251 million is applicable to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $218 million, of which approximately $65 million applies to 2000. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $215 million and $46 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their present ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $168.2 million per incident but not more than $19.1 million in any one year for each incident.

          The Companies are also insured as to their respective interests in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $706.3 million of insurance coverage for replacement power costs for their respective interests in Beaver Valley and Perry. Under these policies, the Companies can be assessed a maximum of approximately $22 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. The Companies estimate additional capital expenditures for environmental compliance of approximately $175 million, which is included in the construction forecast provided under "Capital Expenditures" for 2000 through 2004.

          The Companies are in compliance with the current sulfur dioxide
(SO2) and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. NOx reductions are being achieved through combustion controls and generating more electricity from lower-emitting plants. In September 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities by May 2003. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In May 1999, the U.S. Court of Appeals for the D.C. Circuit issued a stay which delays implementation of EPA's NOx Transport Rule until the Court has ruled on the merits of various appeals. Under the NOx Transport Rule, each of the twenty-two states are required to submit revised State Implementation Plans (SIP) which comply with individual state NOx budgets established by the EPA contemplating an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions. A proposed Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA suggests that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Companies' Ohio and Pennsylvania plants, by May 2003 in the event implementation of the NOx Transport Rule is delayed. New Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

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

          In September 1999, FirstEnergy received, and subsequently in October 1999, the Companies received a citizen suit notification letter from the New York Attorney General's office alleging Clean Air Act violations at the W. H. Sammis Plant. In November 1999, the Companies received a citizen suit notification letter from the Connecticut Attorney General's office alleging Clean Air Act violations at the Sammis Plant. On November 3, 1999, the EPA issued Notices of Violation (NOV) or a Compliance Order to eight utilities covering 32 power plants, including the Sammis Plant. In addition, the U.S. Department of Justice filed seven civil complaints against various investor-owned utilities, which included a complaint against the Companies in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. The Companies believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. However, the Companies are unable to predict the outcome of this litigation. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. It is anticipated at this time that the Sammis Plant will continue to operate while the matter is being decided.

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1999 and 1998.

                                        March 31,  June 30,  September 30,  December 31,
     Three Months Ended                   1999      1999         1999         1999
-----------------------------------------------------------------------------------------
                                                       (In millions)
Operating Revenues                       $633.1    $646.7       $770.5         $636.6
Operating Expenses and Taxes              498.1     532.7        650.2          532.8
---------------------------------------------------------------------------------------
Operating Income                          135.0     114.0        120.3          103.8
Other Income                                9.3      13.1         10.2           13.2
Net Interest Charges                       56.5      58.4         53.9           52.5
---------------------------------------------------------------------------------------
Net Income                               $ 87.8    $ 68.7       $ 76.6         $ 64.5
=======================================================================================
Earnings on Common Stock                 $ 84.9    $ 65.8       $ 73.7         $ 61.7
=======================================================================================



                                        March 31,  June 30,  September 30,  December 31,
     Three Months Ended                   1998      1998         1998         1998
-----------------------------------------------------------------------------------------
                                                       (In millions)
Operating Revenues                       $597.8    $618.5       $696.2         $607.0
Operating Expenses and Taxes              486.7     524.9        555.5          465.5
---------------------------------------------------------------------------------------
Operating Income                          111.1      93.6        140.7          141.5
Other Income                               12.5      11.8         12.6           10.7
Net Interest Charges                       59.3      59.1         58.6           56.2
---------------------------------------------------------------------------------------
Income Before Extraordinary Item           64.3      46.3         94.7           96.0
Extraordinary Item (Net of Income
 Taxes) (Note 1)                           --       (30.5)        --             --
---------------------------------------------------------------------------------------
Net Income                               $ 64.3    $ 15.8       $ 94.7         $ 96.0
=======================================================================================
Earnings on Common Stock                 $ 61.3    $ 12.8       $ 91.7         $ 93.0
=======================================================================================





Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.






                                 ARTHUR ANDERSEN LLP

Cleveland, Ohio
February 11, 2000