Form 10-K, Exhibit 13
period 1999-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 2000-03-29
CIK 1031296, 20947, 73960, 77278, 352049


                                           THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                    SELECTED FINANCIAL DATA
                                                                   Nov. 8-        Jan. 1-
                                          1999         1998      Dec. 31, 1997  Nov. 7, 1997      1996         1995
---------------------------------------------------------------------------------------------------------------------
                                                             (Dollars in thousands)
                                                                              |
GENERAL FINANCIAL INFORMATION:                                                |
                                                                              |
Operating Revenues                     $1,864,954    $1,795,997    $  254,892 |  $1,537,459    $1,798,850   $1,768,737
                                       ==========    ==========    ========== |  ==========    ==========   ==========
Operating Income                       $  394,766    $  382,523    $   50,431 |  $  315,777    $  367,509   $  397,899
                                       ==========    ==========    ========== |  ==========    ==========   ==========
Income Before Extraordinary Item       $  194,089    $  164,891    $   19,290 |  $   95,191    $  116,553   $  183,719
                                       ==========    ==========    ========== |  ==========    ==========   ==========
Net Income (Loss)                      $  194,089    $  164,891    $   19,290 |  $ (229,247)   $  116,553   $  183,719
                                       ==========    ==========    ========== |  ==========    ==========   ==========
Earnings (Loss) on Common Stock        $  160,565    $  140,097    $   19,290 |  $ (274,276)   $   77,810   $  141,275
                                       ==========    ==========    ========== |  ==========    ==========   ==========
Total Assets                           $6,208,761    $6,318,183    $6,440,284 |                $6,962,297   $7,222,416
                                       ==========    ==========    ========== |                ==========   ==========
                                                                              |
CAPITALIZATION:                                                               |
Common Stockholder's Equity            $  966,616    $1,008,238    $  950,904 |                $1,044,283   $1,126,762
Preferred Stock-                                                              |
  Not Subject to Mandatory Redemption     238,325       238,325       238,325 |                   238,325      240,871
  Subject to Mandatory Redemption         116,246       149,710       183,174 |                   186,118      215,420
Long-Term Debt                          2,682,795     2,888,202     3,189,590 |                 2,523,030    2,759,492
                                       ----------    ----------    ----------	|                ----------   ----------
Total Capitalization                   $4,003,982    $4,284,475    $4,561,993 |                $3,991,756   $4,342,545
                                       ==========    ==========    ========== |                ==========   ==========
                                                                              |
CAPITALIZATION RATIOS:                                                        |
Common Stockholder's Equity                  24.1%         23.5%         20.9%|                      26.2%        25.9%
Preferred Stock-                                                              |
  Not Subject to Mandatory Redemption         6.0           5.6           5.2 |                       6.0          5.6
  Subject to Mandatory Redemption             2.9           3.5           4.0 |                       4.6          5.0
Long-Term Debt                               67.0          67.4          69.9 |                      63.2         63.5
                                            -----         -----         ----- |                     -----        -----
Total Capitalization                        100.0%        100.0%        100.0%|                     100.0%       100.0%
                                            =====         =====         ===== |                     =====        =====
                                                                              |
KILOWATT-HOUR SALES (Millions):                                               |
Residential                                 5,278         4,949           790 |       4,062         4,958        5,063
Commercial                                  6,509         6,353           893 |       4,990         5,908        5,946
Industrial                                  8,069         8,024         1,285 |       6,710         7,977        7,994
Other                                         166           165            89 |         476           522          550
                                           ------        ------         ----- |      ------        ------       ------
Total Retail                               20,022        19,491         3,057 |      16,238        19,365       19,553
Total Wholesale                             2,607         1,275           575 |       2,408         2,155        1,694
                                           ------        ------         ----- |      ------        ------       ------
Total                                      22,629        20,766         3,632 |      18,646        21,520       21,247
                                           ======        ======         ===== |      ======        ======       ======
                                                                              |
CUSTOMERS SERVED:                                                             |
Residential                               667,954       668,470       671,265 |                   663,130      669,725
Commercial                                 69,954        68,896        74,751 |                    70,886       72,259
Industrial                                  5,090         5,336         6,515 |                     6,545        6,649
Other                                         223           221           278 |                       446          442
                                          -------       -------       ------- |                   -------      -------
Total                                     743,221       742,923       752,809 |                   741,007      749,075
                                          =======       =======       ======= |                   =======      =======
                                                                              |
Number of Employees                         1,694         1,798         3,162 |                     3,282        3,636


               THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                       MANAGEMENT'S DISCUSSION AND
                     ANALYSIS OF RESULTS OF OPERATIONS
                         AND FINANCIAL CONDITION


Results of Operations

          Financial results reflect the application of purchase accounting to the merger of our former parent company, Centerior Energy Corporation (Centerior), and Ohio Edison Company (OE)on November 8, 1997. This accounting resulted in fair value adjustments which were "pushed down" or reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date, including our financial statements. As a result, we recorded purchase accounting fair value adjustments to: (1) revalue our nuclear generating units to fair value, (2) adjust long-term debt to fair value, (3) adjust our retirement and severance benefit liabilities, and (4) record goodwill. Accordingly, the post-merger financial statements reflect a new basis of accounting, and separate financial statements are presented for the pre-merger and post-merger periods. For the remainder of this discussion (including categories substantially unaffected by the merger or with no significant pre-merger or post-merger accounting events), we have combined the 1997 pre-merger and post-merger periods and have compared the total to 1998.

          Operating revenues increased by $69.0 million in 1999 following a $13.0 million increase in 1998. The sources of increases in operating revenues during 1999 and 1998, as compared to the prior year, are summarized in the following table.


Sources of Revenue Changes                 1999        1998
-------------------------------------------------------------
                                             (In millions)
Increase in retail kilowatt-hour sales     $46.1      $ 12.7
Change in average retail price              (1.5)        5.9
Change in wholesale sales                   15.2       (15.7)
Other                                        9.2         0.7
-------------------------------------------------------------

Net Increase in Operating Revenues         $69.0      $  3.6
==============================================================


Electric Sales

          Operating revenues increased in 1999 from 1998 as a result of kilowatt-hour sales growth in both retail and wholesale markets. Increases in sales to residential, commercial and industrial customers produced the higher retail sales. Strong consumer-driven economic growth, and to a lesser extent the weather, contributed to the increased retail sales. Weather-induced electricity demand in the wholesale market and additional available internal generation combined to more than double sales to wholesale customers in 1999 compared to 1998.

          After setting a new record in 1997, total kilowatt-hour sales were down in 1998 from the previous year. The decrease was due to a decrease in sales to wholesale customers. Several generating unit outages (described below) reduced energy available for sale to the wholesale market. Retail sales increased in 1998, compared to 1997, with higher kilowatt-hour sales to residential and commercial customers and sales to industrial customers nearly unchanged.


Changes in KWH Sales            1999      1998
-----------------------------------------------
Residential                     6.6%      1.5%
Commercial                      2.5%      0.3%
Industrial                      0.6%     --
-----------------------------------------------
Total Retail                    2.7%      0.5%
Wholesale                     104.5%    (57.5%)
-----------------------------------------------
Total Sales                     9.0%     (7.3%)
-----------------------------------------------


Operating Expenses and Taxes

          Total operating expense and taxes increased $56.7 million in 1999 compared to 1998. The increase resulted primarily from an increase in operation and maintenance expenses from higher nuclear operating costs and other operating costs, which were partially offset by lower fuel and purchased power. The comparison of 1998 to 1997 includes various merger-related differences, which are discussed below.

          The increase in operation and maintenance costs in 1999 from 1998 occurred despite a reduction in fuel and purchased power costs, which were $26.5 million lower than the previous year. Purchased power costs accounted for almost all of the reduction. Much of the decrease in purchased power costs occurred in the second quarter of 1999 due to the absence of unusual conditions experienced in 1998. Those costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. Unscheduled outages at Beaver Valley Unit 2, the Davis-Besse Plant and Avon Lake Unit 9 required us to purchase significant quantities of power on the spot market during that period. Although above normal temperatures were also experienced in 1999, we maintained a stronger capacity position compared to the previous year and better met customer demand from our own internal generation. In 1998, fuel and purchased power increased $14.3 million from 1997 for the reasons discussed above.

          Nuclear operating costs increased in 1999 from the prior year primarily due to expenses associated with the refueling outages at Beaver Valley Unit 2 and the Perry Plant. Reduced nuclear operating costs in 1998 resulted from lower costs at the Perry Plant which were partially offset by higher costs at the Beaver Valley and Davis-Besse plants. Other operating costs increased in 1999 from 1998 due to higher customer and sales expenses including expenditures for energy marketing programs, information system requirements and other customer-related costs. In 1998, other operating costs were lower partially due to the absence of a 1997 pre-merger charge for estimated severance costs.

          Lower depreciable asset balances, resulting from the purchase accounting adjustment, reduced depreciation and amortization in 1998 and the 1997 post-merger period. These reductions were partially offset by the amortization of goodwill recognized with the application of purchase accounting. In 1999, general taxes decreased from the prior year as a result of an adjustment made to real estate taxes resulting from new Pennsylvania legislation and a favorable outcome to an Ohio tax settlement affecting personal property taxes.

Other Income (Expense)

          Interest income on trust notes acquired in connection with the Bruce Mansfield Plant lease refinancing (see Note 2), which began in June 1997, increased other income in 1998 and the 1997 post-merger period. In the pre-merger period of 1997, merger-related expenses partially offset the interest income on trust notes.

Net Interest Charges

          Net interest charges decreased in 1999 from the preceding year primarily due to redemptions and refinancings of long-term debt. In 1998, net interest charges decreased principally due to the amortization of premiums associated with the revaluation of long-term debt in connection with the merger, which also contributed to the decrease in interest charges in the post-merger period of 1997. In the pre-merger period of 1997, interest charges were higher because interest on new secured notes and short-term borrowings for the Bruce Mansfield Plant lease refinancing exceeded the expense reduction from the redemption and refinancing of debt securities.

Extraordinary Item

          The pre-merger period of 1997 includes an after-tax write-off of $324.4 million in regulatory assets attributable to nuclear operations resulting from the discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation" which is discussed in Note 1 - Regulatory Assets.

Preferred Stock Dividend Requirements

          Preferred stock dividend requirements reported in 1999 were higher due to a reduction in 1998 resulting from the declaration of $9 million of preferred dividends as of the 1997 merger date, for dividends attributable to 1998 (see Note 3c).

Earnings on Common Stock

          Earnings on common stock increased to $160.6 million in 1999 from $140.1 million in 1998. Results in 1999 were favorably affected by higher sales revenues, the absence of unusually high purchased power costs experienced in 1998, reduced general taxes and lower interest costs. Pre-merger earnings on common stock in 1997 include an extraordinary item resulting from the write-off of certain regulatory assets. Excluding this write-off, pre-merger earnings on common stock were $50.2 million. For the seven-week post-merger period, earnings on common stock were $19.3 million.

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

          Through economic refinancings and redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 1999. Net redemptions of long-term debt and preferred stock totaled $178.0 million in 1999 and we refinanced $27.7 million of long-term debt. During 1999, we reduced our total debt by approximately $150 million. Our common stockholder's equity percentage of capitalization increased to 24% at December 31, 1999 from 21% at the end of 1997. The merger resulted in improved credit ratings in 1997, which have lowered the cost of new borrowings. The following table summarizes changes in credit ratings resulting from the merger:

Credit Ratings Before and After Merger


                            Pre-Merger                   Post-Merger
----------------------------------------------------------------------------
                        Standard      Moody's       Standard       Moody's
                       & Poor's      Investors      & Poor's      Investors
                       Corporation  Service, Inc.  Corporation  Service, Inc.
----------------------------------------------------------------------------
First mortgage bonds       BB           Ba2            BB+           Ba1
Subordinated debt          B+           Ba3            BB-           Ba3
Preferred stock            B            b2             BB-           b1
----------------------------------------------------------------------------

          Through economic refinancings and redemptions of higher cost debt we have reduced the average cost of outstanding debt from 8.96% in 1994 to 7.92% in 1999. Long-term debt redemptions and refinancings completed in 1999 are expected to generate annual savings of about $13 million.

          Our cash requirements in 2000 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately
$988.6 million for the 2000-2004 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $208.5 million relates to 2000.

          We had about $0.4 million of cash and temporary investments and $103.5 million of short-term indebtedness to associated companies on December
31, 1999. Under our first mortgage indenture, as of December 31, 1999, we would have been permitted to issue up to $615 million of additional first mortgage bonds on the basis of property additions and retired bonds. We have no restrictions on the issuance of preferred stock.

          Our capital spending for the period 2000-2004 is expected to be about $529 million (excluding nuclear fuel), of which approximately $112 million applies to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $166 million, of which about $56 million relates to 2000. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $158 million and $36 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments net of trust cash receipts of approximately $61 million for the 2000-2004 period, of which approximately $6 million relates to 2000. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

          Two transactions were completed in 1999, which modified our portfolio of generation resources in 1999. On July 26, 1999, we completed our purchase of the remaining 20 percent interest in the Seneca pumped storage hydroelectric generation plant from GPU, Inc. for $43 million. The purchase makes available 87 megawatts of additional capacity and provides us with full ownership of the plant. On December 3, 1999, we completed the exchange of generating assets between Duquesne Light Company (Duquesne) and FirstEnergy.
Duquesne transferred 1,436 megawatts at five generating plants in exchange for 1,328 megawatts at three plants owned by FirstEnergy operating companies.
In the exchange, we received all of Duquesne's ownership interest in the Perry Plant, Sammis Unit 7, Eastlake Unit 5, and an additional interest in the Bruce Mansfield Plant while providing Duquesne with our ownership interest in the Avon Lake Plant.

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



Comparison of Carrying Value to Fair Value
--------------------------------------------------------------------------------------------------------
                                                                              There-               Fair
                                  2000     2001     2002     2003     2004     after     Total     Value
--------------------------------------------------------------------------------------------------------
                                                              (Dollars in millions)
Investments other than
 Cash and Cash Equivalents:
Fixed Income                      $ 24     $ 15     $ 38     $ 48     $ --    $442       $  567    $  552
  Average interest rate            7.6%     7.8%     7.7%     7.6%     8.1%    7.3%         7.4%
---------------------------------------------------------------------------------------------------------
Liabilities
---------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                        $175     $ 57     $228     $115     $280    $1,695     $2,550    $2,524
  Average interest rate            7.2%     8.6%     7.7%     7.4%     7.7%      7.7%       7.7%
Variable rate                                                                 $  188     $  188    $  187
  Average interest rate                                                          4.4%       4.4%
Short-term Borrowings             $103                                                   $  103    $  103
  Average interest rate            6.4%                                                     6.4%
---------------------------------------------------------------------------------------------------------
Preferred Stock                   $ 33     $ 81     $ 19     $  1     $  1    $    4     $  139    $  139
  Average dividend rate            9.0%     8.9%     8.9%     7.4%     7.4%      7.4%       8.8%
---------------------------------------------------------------------------------------------------------


Outlook

          We continue to face many competitive challenges as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. Recent legislation allows retail customers in Ohio to purchase electricity from alternative energy suppliers beginning in 2001. Our existing regulatory plan provides us with a solid foundation to position us to meet the challenges we are facing by significantly reducing fixed costs and lowering rates to a more competitive level. The transition plan ultimately approved by the Public Utilities Commission of Ohio (PUCO) will supersede our current Ohio rate plan.

          FirstEnergy's Rate Reduction and Economic Development Plan, approved in January 1997, provides interim rate credits to our customers during the periods covered by the plan. Our regulatory plan includes a commitment to accelerate depreciation on our regulatory books by recording an additional $1.34 billion of depreciation over the plan period ending in 2005. The plan does not provide for full recovery of nuclear operations; accordingly, we ceased application of SFAS 71 for our nuclear operations when implementation of the FirstEnergy regulatory plan became probable in October 1997.

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

          FirstEnergy filed a transition plan on our behalf as well as for its other Ohio electric utility operating companies - OE and The Toledo Edison Company (TE) -- on December 22, 1999. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on our plan to turn over control, and perhaps ownership, of our transmission assets to the Alliance Regional Transmission Organization (Alliance), which is discussed below.

          The transition plan itemizes, or unbundles, the current price of electricity into separate components -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's filing also included proposals on corporate separation of regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the law, and how our transmission system will be operated to ensure access to all users. Under our transition plan, customers who remain with us as their generation provider will continue to receive savings under our rate plan, expected to total $241.2 million between 2000 and 2005. In addition, FirstEnergy's Ohio utility customers will save $358 million through reduced charges for taxes and a 5% reduction in the price of generation for residential customers beginning January 1, 2001. Customers' prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the 5% reduction in the price of generation for residential customers. The plan proposes recovery of generation-related transition costs of approximately $1.9 billion ($1.6 billion, net of deferred income taxes) over the market development period; transition costs related to regulatory assets aggregating approximately $1.9 billion ($1.4 billion, net of deferred income taxes) are expected to be recovered over the period of 2001 through 2010.

          When the transition plan is approved by the PUCO, the application of SFAS 71 to our nonnuclear generation business will be discontinued. In the meantime, we will continue to bill and collect cost-based rates related to that business through the end of 2000. If the transition plan ultimately approved by the PUCO does not provide adequate recovery of our nuclear generating unit investments and regulatory assets, there would be a charge to earnings which could have a material adverse effect on our results of operations and financial condition. We believe that we will continue to bill and collect cost-based rates for our transmission and distribution services, which will remain regulated; accordingly, it is appropriate that we continue the application of SFAS 71 to those operations after December 31, 2000.

          We have been named as a "potentially responsible party" (PRP) for three sites listed on the Superfund National Priorities List and are aware of our potential involvement in the cleanup of several other sites. Allegations that we disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. If we were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $239 million. However, we believe that the actual cleanup costs will be substantially less than 100% and that most of the other parties involved are financially able to contribute their share. We have accrued a $4.7 million liability as of December 31, 1999, based on estimates of the costs of cleanup and our proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

          On October 27, 1999, the Federal Energy Regulatory Commission
(FERC) approved FirstEnergy's plan to transfer our transmission assets and those of OE, TE and Pennsylvania Power Company to American Transmission Systems Inc. (ATSI). We subsequently received approval from the PUCO in February 2000. Regulatory approval is also required from the Securities and Exchange Commission. The new subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent, regional transmission organization (RTO). In working toward that goal, FirstEnergy joined with four other companies -- American Electric Power, Consumers Energy, Detroit Edison and Virginia Power -- to form the Alliance RTO. On June 3, 1999, the Alliance submitted an application to FERC to form an independent, for profit RTO. On December 15, 1999, FERC issued an order conditionally approving the Alliance's application.

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

Year 2000 Update

          Based on the results of our remediation and testing efforts, we filed documents with the North American Electric Reliability Council, Nuclear Regulatory Commission and PUCO that as of June 30, 1999, our generation, transmission, and distribution systems were ready to serve customers in the year 2000. We have since experienced no failures or interruptions of service to our customers resulting from the Year 2000 issue, which was consistent with our expectations. We spent $28.5 million on Year 2000 related costs through December 31, 1999, which was slightly lower than previously estimated. Of this total, $23.1 million was capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $5.4 million was expensed as incurred. We do not believe there are any continuing Year 2000 issues to be addressed, nor any additional material Year 2000 expenditures.

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



                             THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                 CONSOLIDATED STATEMENTS OF INCOME
                                               For the Years Ended
                                                   December 31,
                                              ----------------------       Nov. 8-         Jan. 1-
                                                 1999        1998       Dec. 31, 1997    Nov. 7, 1997
----------------------------------------------------------------------------------------------------
                                                                 (In thousands)        |
                                                                                       |
                                                                                       |
OPERATING REVENUES                            $1,864,954  $1,795,997       $254,892    |  $1,537,459
                                                                                       |
OPERATING EXPENSES AND TAXES:                                                          |
  Fuel and purchased power                       409,282     435,752         53,239    |     368,243
  Nuclear operating costs                        138,686      97,914         16,791    |      85,207
  Other operating costs                          368,103     335,621         57,852    |     286,384
                                              ----------  ----------       --------    |  ----------
    Total operation and maintenance expenses     916,071     869,287        127,882    |     739,834
  Provision for depreciation and                                                       |
   amortization                                  231,225     234,348         33,438    |     211,827
  General taxes                                  211,636     221,077         33,912    |     194,400
  Income taxes                                   111,256      88,762          9,229    |      75,621
                                              ----------  ----------       --------    |  ----------
    Total operating expenses and taxes         1,470,188   1,413,474        204,461    |   1,221,682
                                              ----------  ----------       --------    |  ----------
OPERATING INCOME                                 394,766     382,523         50,431    |     315,777
                                                                                       |
OTHER INCOME (EXPENSE)                             9,141      11,772          3,643    |     (10,921)
                                              ----------  ----------       --------    |  ----------
                                                                                       |
INCOME BEFORE NET INTEREST CHARGES               403,907     394,295         54,074    |     304,856
                                              ----------  ----------       --------    |  ----------
                                                                                       |
NET INTEREST CHARGES:                                                                  |
  Interest on long-term debt                     211,842     234,795         35,300    |     197,323
  Allowance for borrowed funds used during                                             |
    construction                                  (1,755)     (2,079)          (631)   |      (1,928)
  Other interest expense (credit)                   (269)     (3,312)           115    |      14,270
                                              ----------  ----------       --------    |  ----------
  Net interest charges                           209,818     229,404         34,784    |     209,665
                                              ----------  ----------       --------    |  ----------
                                                                                       |
INCOME BEFORE EXTRAORDINARY ITEM                 194,089     164,891         19,290    |      95,191
                                                                                       |
EXTRAORDINARY ITEM (NET OF INCOME                                                      |
  TAXES) (Note 1)                                     --          --             --    |    (324,438)
                                              ----------  ----------       --------    |  ----------
NET INCOME (LOSS)                                194,089     164,891         19,290    |    (229,247)
                                                                                       |
PREFERRED STOCK DIVIDEND                                                               |
  REQUIREMENTS                                    33,524      24,794             --    |      45,029
                                              ----------  ----------       --------    |  ----------
                                                                                       |
EARNINGS (LOSS) ON COMMON STOCK               $  160,565  $  140,097       $ 19,290    |  $ (274,276)
                                              ==========  ==========       ========    |  ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                    CONSOLIDATED BALANCE SHEETS
At December 31,                                                    1999           1998
----------------------------------------------------------------------------------------
                                                                      (In thousands)
                           ASSETS
UTILITY PLANT:
  In service                                                    $4,479,098    $4,648,725
  Less-Accumulated provision for depreciation                    1,498,798     1,631,974
                                                                ----------    ----------
                                                                 2,980,300     3,016,751
                                                                ----------    ----------
  Construction work in progress-
    Electric plant                                                  55,002        42,428
    Nuclear fuel                                                       408        14,864
                                                                ----------    ----------
                                                                    55,410        57,292
                                                                ----------    ----------
                                                                 3,035,710     3,074,043
                                                                ----------    ----------
OTHER PROPERTY AND INVESTMENTS:
  Shippingport Capital Trust (Note 2)                              517,256       543,161
  Nuclear plant decommissioning trusts                             183,291       125,050
  Other                                                             20,708        21,059
                                                                ----------    ----------
                                                                   721,255       689,270
                                                                ----------    ----------
CURRENT ASSETS:
  Cash and cash equivalents                                            376        19,526
  Receivables-
    Customers                                                       17,010        16,588
    Associated companies                                            18,318        15,636
    Other (less accumulated provisions of $1,000,000
      and $491,000, respectively, for uncollectible
      accounts)                                                    171,274       142,834
  Notes receivable from associated companies                            --        53,509
  Materials and supplies, at average cost-
    Owned                                                           39,294        38,213
    Under consignment                                               23,721        43,620
  Prepayments and other                                             56,447        58,342
                                                                ----------    ----------
                                                                   326,440       388,268
                                                                ----------    ----------
DEFERRED CHARGES:
  Regulatory assets                                                539,824       555,925
  Goodwill                                                       1,440,283     1,471,563
  Property taxes                                                   132,643       126,464
  Other                                                             12,606        12,650
                                                                ----------    ----------
                                                                 2,125,356     2,166,602
                                                                ----------    ----------
                                                                $6,208,761    $6,318,183
                                                                ==========    ==========

      CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
  Common stockholder's equity                                   $  966,616    $1,008,238
  Preferred stock-
    Not subject to mandatory redemption                            238,325       238,325
    Subject to mandatory redemption                                116,246       149,710
  Long-term debt                                                 2,682,795     2,888,202
                                                                ----------    ----------
                                                                 4,003,982     4,284,475
                                                                ----------    ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock             240,684       208,050
  Accounts payable-
    Associated companies                                            85,950        47,680
    Other                                                           50,570        62,315
  Notes payable to associated companies                            103,471        80,618
  Accrued  taxes                                                   177,006       192,359
  Accrued interest                                                  60,740        66,685
  Other                                                             83,292        64,199
                                                                ----------    ----------
                                                                   801,713       721,906
                                                                ----------    ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                                567,478       524,285
  Accumulated deferred investment tax credits                       86,999        90,946
  Nuclear plant decommissioning costs                              192,484       134,243
  Pensions and other postretirement benefits                       220,731       217,719
  Other                                                            335,374       344,609
                                                                ----------    ----------
                                                                 1,403,066     1,311,802
                                                                ----------    ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 2 and 5)                                               ----------    ----------
                                                                $6,208,761    $6,318,183
                                                                ==========    ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                           THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                           CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                  1999          1998
--------------------------------------------------------------------------------------------------------------------
                               (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, without par value, authorized 105,000,000 shares
    79,590,689 shares outstanding                                                              $  931,962   $  931,962
  Retained earnings (Note 3A)                                                                      34,654       76,276
                                                                                               ----------   ----------
    Total common stockholder's equity                                                             966,616    1,008,238
                                                                                               ----------   ----------

                                               Number of Shares            Optional
                                                  Outstanding          Redemption Price
                                               ----------------      --------------------
                                                1999       1998      Per Share  Aggregate
                                                ----       ----      ---------  ---------
PREFERRED STOCK (Note 3C):
Cumulative, without par value-
Authorized 4,000,000 shares
  Not Subject to Mandatory Redemption:
    $  7.40  Series A                          500,000    500,000    $  101.00     $ 50,500        50,000       50,000
    $  7.56  Series B                          450,000    450,000       102.26       46,017        45,071       45,071
    Adjustable  Series L                       474,000    474,000       100.00       47,400        46,404       46,404
    $42.40  Series T                           200,000    200,000       500.00      100,000        96,850       96,850
                                             ---------  ---------                  --------    ----------   ----------
      Total Not Subject to Mandatory
       Redemption                            1,624,000  1,624,000                  $243,917       238,325      238,325
                                             =========  =========                  ========    ----------   ----------

  Subject to Mandatory Redemption (Note 3D):
    $  7.35 Series C                            90,000    100,000       101.00     $  9,090         9,110       10,110
    $88.00  Series E                             3,000      6,000     1,000.00        3,000         3,000        6,000
    $91.50  Series Q                            21,430     32,144     1,000.00       21,430        21,430       32,144
    $88.00  Series R                            50,000     50,000        --              --        55,000       55,000
    $90.00  Series S                            55,250     74,000        --              --        61,170       79,920
    Redemption Within One Year                                                                    (33,464)     (33,464)
                                             ---------  ---------                  --------    ----------   ----------
      Total Subject to Mandatory
       Redemption                              219,680    262,144                  $ 33,520       116,246      149,710
                                             =========  =========                  ========    ----------   ----------
LONG-TERM DEBT (Note 3E):
  First mortgage bonds:
    7.625% due 2002                                                                               195,000      195,000
    7.375% due 2003                                                                               100,000      100,000
    9.500% due 2005                                                                               300,000      300,000
    6.860% due 2008                                                                               125,000      125,000
    9.000% due 2023                                                                               150,000      150,000
                                                                                               ----------   ----------
      Total first mortgage bonds                                                                  870,000      870,000
                                                                                               ----------   ----------

  Unsecured notes:
   *5.580% due 2033                                                                                27,700           --
                                                                                               ----------   ----------


                                         THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31,                                                                                  1999          1998
-------------------------------------------------------------------------------------------------------------------
                                                                                                   (In thousands)
LONG-TERM DEBT (Cont.):
  Secured notes:
    7.250% due 1999                                                                                    --       12,000
    7.670% due 1999                                                                                    --        3,000
    7.770% due 1999                                                                                    --       17,000
    7.850% due 1999                                                                                    --       25,000
    8.290% due 1999                                                                                    --       10,000
    9.250% due 1999                                                                                    --       52,500
    9.300% due 1999                                                                                    --       25,000
    7.000% due 2000-2009                                                                            1,850        1,880
    7.190% due 2000                                                                               175,000      175,000
    7.420% due 2001                                                                                10,000       10,000
    8.540% due 2001                                                                                 3,000        3,000
    8.550% due 2001                                                                                 5,000        5,000
    8.560% due 2001                                                                                 3,500        3,500
    8.680% due 2001                                                                                15,000       15,000
    9.050% due 2001                                                                                 5,000        5,000
    9.200% due 2001                                                                                15,000       15,000
    7.850% due 2002                                                                                 5,000        5,000
    8.130% due 2002                                                                                28,000       28,000
    7.750% due 2003                                                                                15,000       15,000
    7.670% due 2004                                                                               280,000      280,000
    7.130% due 2007                                                                               120,000      120,000
    7.430% due 2009                                                                               150,000      150,000
    8.000% due 2013                                                                                78,700       78,700
  * 3.715% due 2015                                                                                39,835       39,835
    7.880% due 2017                                                                               300,000      300,000
  * 3.679% due 2018                                                                                72,795       72,795
  * 5.350% due 2020                                                                                47,500       47,500
    6.000% due 2020                                                                                62,560       62,560
    6.100% due 2020                                                                                70,500       70,500
    9.520% due 2021                                                                                 7,500        7,500
    6.850% due 2023                                                                                30,000       30,000
    8.000% due 2023                                                                                46,100       73,800
    7.625% due 2025                                                                                53,900       53,900
    7.700% due 2025                                                                                43,800       43,800
    7.750% due 2025                                                                                45,150       45,150
    5.375% due 2028                                                                                 5,993        5,993
    4.400% due 2030                                                                                23,255       23,255
    4.600% due 2030                                                                                81,640       81,640
                                                                                               ----------   ----------
      Total secured notes                                                                       1,840,578    2,012,808
                                                                                               ----------   ----------

  Capital lease obligations (Note 2)                                                               79,204       94,568
                                                                                               ----------   ----------
  Net unamortized premium on debt                                                                  72,533       85,412
                                                                                               ----------   ----------
  Long-term debt due within one year                                                             (207,220)    (174,586)
                                                                                               ----------   ----------
      Total long-term debt                                                                      2,682,795    2,888,202
                                                                                               ----------   ----------
TOTAL CAPITALIZATION                                                                           $4,003,982   $4,284,475
                                                                                               ==========   ==========


  * Denotes variable rate issue with December 31, 1999 interest rate shown.

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                         THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                    CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                  Comprehensive                                 Other      Retained
                                                  Income (Loss)      Number       Carrying     Paid-In     Earnings
                                                    (Note 3B)      of Shares        Value      Capital     (Deficit)
                                                  -------------    ----------    ----------    --------   ---------
                                                                          (Dollars in thousands)
Balance, January 1, 1997                                           79,590,689    $1,241,287    $ 79,454   $(276,458)
  Net (loss)                                        $(229,247)                                             (229,247)
                                                    =========
  Equity contributions from parent                                                                4,500
 Carrying value adjustments for preferred
    stock redemptions                                                                    25
  Cash dividends on preferred stock                                                                         (35,848)
  Cash dividends on common stock                                                                           (123,602)
  Other, primarily preferred stock
    redemption expenses                                                                                        (232)
___________________________________________________________________________________________________________________

  Purchase accounting fair value adjustment                                        (309,698)    (83,954)    665,387
  Net income                                        $  19,290                                                19,290
                                                    =========
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                         79,590,689       931,614          --      19,290
  Purchase accounting fair value adjustment                                             348
  Net income                                        $ 164,891                                               164,891
                                                    =========
  Cash dividends on preferred stock                                                                         (21,947)
  Cash dividends on common stock                                                                            (85,958)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                         79,590,689       931,962          --      76,276
  Net income                                        $ 194,089                                               194,089
                                                    =========
  Cash dividends on preferred stock                                                                         (36,737)
  Cash dividends on common stock                                                                           (198,974)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                         79,590,689    $  931,962    $     --   $  34,654
===================================================================================================================


                                       CONSOLIDATED STATEMENTS OF PREFERRED STOCK
                                                      Not Subject to            Subject to
                                                   Mandatory Redemption    Mandatory Redemption
                                                   --------------------    --------------------
                                                    Number     Carrying     Number      Carrying
                                                   of Shares    Value      of Shares      Value
                                                   ---------   --------    ---------    --------
                                                                (Dollars in thousands)
Balance, January 1, 1997                           1,624,000   $238,325     459,572     $215,626
  Redemptions-
    $ 7.35 Series C                                                         (10,000)      (1,000)
    $88.00 Series E                                                         (3,000)      (3,000)
    $9.125 Series N                                                        (150,000)     (14,794)
    $91.50 Series Q                                                         (10,714)     (10,714)
_________________________________________________________________________________________________

Purchase accounting fair value
  adjustment-
    $ 7.35 Series C                                                                          110
    $88.00 Series R                                                                        5,000
    $90.00 Series S                                                                        6,660
-------------------------------------------------------------------------------------------------
Balance, December 31, 1997                         1,624,000   238,325      285,858      197,888
  Redemptions-
    $ 7.35 Series C                                                         (10,000)      (1,000)
    $88.00 Series E                                                          (3,000)      (3,000)
    $91.50 Series Q                                                         (10,714)     (10,714)
-------------------------------------------------------------------------------------------------
Balance, December 31, 1998                         1,624,000   238,325      262,144      183,174
  Redemptions-
    $ 7.35 Series C                                                         (10,000)      (1,000)
    $88.00 Series E                                                          (3,000)      (3,000)
    $91.50 Series Q                                                         (10,714)     (10,714)
    $90.00 Series S                                                         (18,750)     (18,750)
-------------------------------------------------------------------------------------------------
Balance, December 31, 1999                         1,624,000  $238,325      219,680     $149,710
=================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                          THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                         For the Years Ended
                                                              December 31,
                                                         --------------------        Nov. 8-          Jan. 1-
                                                          1999         1998       Dec. 31, 1997    Nov. 7, 1997
---------------------------------------------------------------------------------------------------------------
                                                                           (In thousands)      |
                                                                                               |
CASH FLOWS FROM OPERATING ACTIVITIES:                                                          |
Net Income (Loss)                                      $ 194,089    $ 164,891       $ 19,290   |    $ (229,247)
Adjustments to reconcile net income (loss)                                                     |
  to net cash from operating activities:                                                       |
    Provision for depreciation and amortization          231,225      234,348         33,438   |       211,827
    Nuclear fuel and lease amortization                   33,912       35,361          7,393   |        42,577
    Other amortization                                   (10,730)     (12,677)            --   |            --
    Deferred income taxes, net                            33,060       13,031          6,263   |      (126,693)
    Investment tax credits, net                           (3,947)      (5,185)          (822)  |        (6,670)
    Allowance for equity funds used during                                                     |
     construction                                             --           --           (140)  |        (1,647)
    Extraordinary item                                        --           --             --   |       499,135
    Receivables                                          (31,544)     (38,527)        51,213   |        (3,974)
    Materials and supplies                                18,818       (8,933)        (3,922)  |         6,363
    Accounts payable                                      26,525      (10,481)          (777)  |        (7,938)
    Other                                                (11,283)     (22,772)        18,839   |        (2,566)
                                                       ---------    ---------       --------   |    ----------
      Net cash provided from operating activities        480,125      349,056        130,775   |       381,167
                                                       ---------    ---------       --------   |    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:                                                          |
New Financing-                                                                                 |
    Long-term debt                                        26,355      232,919             --   |     1,176,781
    Ohio Schools Council prepayment program                   --      116,598             --   |            --
    Short-term borrowings, net                            22,853       23,816            703   |            --
Redemptions and Repayments-                                                                    |
    Preferred stock                                       33,464       14,714             --   |        29,714
    Long-term debt                                       214,405      488,610         43,500   |       701,843
    Short-term borrowings, net                                --           --             --   |        55,519
Dividend Payments-                                                                             |
    Common stock                                         198,974       85,958         34,785   |        88,816
    Preferred stock                                       33,524       34,841          7,191   |        29,311
                                                       ---------    ---------       --------   |    ----------
      Net cash provided from (used for) financing                                              |
       activities                                       (431,159)    (250,790)       (84,773)  |       271,578
                                                       ---------    ---------       --------   |    ----------
                                                                                               |
CASH FLOWS FROM INVESTING ACTIVITIES:                                                          |
Property additions                                       122,194       72,130         17,943   |       104,230
Loans to associated companies                                 --       53,509             --   |            --
Loan payments from associated companies                  (53,509)          --             --   |            --
Capital trust investments                                (25,905)     (31,923)        16,248   |       558,836
Other                                                     25,336       18,799         (4,288)  |         2,276
                                                       ---------    ---------       --------   |    ----------
      Net cash used for investing activities              68,116      112,515         29,903   |       665,342
                                                       ---------    ---------       --------   |    ----------
Net increase (decrease) in cash and cash equivalents     (19,150)     (14,249)        16,099   |       (12,597)
Cash and cash equivalents at beginning of period          19,526       33,775         17,676   |        30,273
                                                       ---------    ---------       --------   |    ----------
Cash and cash equivalents at end of period             $     376    $  19,526       $ 33,775   |    $   17,676
                                                       =========    =========       ========   |    ==========
                                                                                               |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                                           |
Cash Paid During the Period-                                                                   |
    Interest (net of amounts capitalized)              $ 221,360    $ 239,950       $ 35,598   |    $  188,044
                                                       =========    =========       ========   |    ==========
    Income taxes                                       $  92,555    $ 100,107       $  9,000   |    $   26,300
                                                       =========    =========       ========   |    ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                           THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                CONSOLIDATED STATEMENTS OF TAXES
                                                        For the Years Ended
                                                            December 31,
                                                        -------------------          Nov. 8-            Jan. 1-
                                                        1999           1998       Dec. 31, 1997       Nov. 7, 1997
-----------------------------------------------------------------------------------------------------------------
                                                                         (In thousands)           |
                                                                                                  |
GENERAL TAXES:                                                                                    |
Real and personal property                           $ 120,725      $ 130,642        $ 17,707     |    $ 114,393
State gross receipts                                    78,197         78,344          13,302     |       65,966
Social security and unemployment                        10,941          9,029           1,548     |        6,296
Other                                                    1,773          3,062           1,355     |        7,745
                                                     ---------      ---------        --------     |    ---------
      Total general taxes                            $ 211,636      $ 221,077        $ 33,912     |    $ 194,400
                                                     =========      =========        ========     |    =========
                                                                                                  |
PROVISION FOR INCOME TAXES:                                                                       |
Currently payable-                                                                                |
  Federal                                            $  92,627      $  90,690        $  6,969     |    $  37,605
  State *                                                2,129          2,158             159     |           --
                                                     ---------      ---------        --------     |    ---------
                                                        94,756         92,848           7,128     |       37,605
                                                     ---------      ---------        --------     |    ---------
Deferred, net-                                                                                    |
  Federal                                               33,369         12,981           6,183     |     (126,693)
  State *                                                 (309)            50              80     |           --
                                                     ---------      ---------        --------     |    ---------
                                                        33,060         13,031           6,263     |     (126,693)
                                                     ---------      ---------        --------     |    ---------
Investment tax credit amortization                      (3,947)        (5,185)           (822)    |       (6,670)
                                                     ---------      ---------        --------     |    ---------
      Total provision for income taxes               $ 123,869      $ 100,694        $ 12,569     |    $ (95,758)
                                                     =========      =========        ========     |    =========
INCOME STATEMENT CLASSIFICATION                                                                   |
OF PROVISION FOR INCOME TAXES:                                                                    |
Operating income                                     $ 111,256      $  88,762        $  9,229     |    $  75,621
Other income                                            12,613         11,932           3,340     |        3,318
Extraordinary item                                          --             --              --     |     (174,697)
                                                     ---------      ---------        --------     |    ---------
      Total provision for income taxes               $ 123,869      $ 100,694        $ 12,569     |    $ (95,758)
                                                     =========      =========        ========     |    =========
                                                                                                  |
RECONCILIATION OF FEDERAL INCOME TAX                                                              |
EXPENSE AT STATUTORY RATE TO TOTAL                                                                |
PROVISION FOR INCOME TAXES:                                                                       |
Book income before provision for income taxes        $ 317,958      $ 265,585        $ 31,859     |    $(325,005)
                                                     =========      =========        ========     |    =========
Federal income tax expense at statutory rate         $ 111,285      $  92,955        $ 11,151     |    $(113,752)
Increases (reductions) in taxes resulting from-                                                   |
  Amortization of investment tax credits                (3,947)        (5,185)           (822)    |       (6,670)
  Depreciation                                              --             --              --     |       14,780
  Amortization of tax regulatory assets                    693            693             238     |           --
  Amortization of goodwill                              13,282         13,447           2,015     |           --
  Other, net                                             2,556         (1,216)            (13)    |        9,884
                                                     ---------      ---------        --------     |    ---------
      Total provision for income taxes               $ 123,869      $ 100,694        $ 12,569     |    $ (95,758)
                                                     =========      =========        ========     |    =========
                                                                                                  |
ACCUMULATED DEFERRED INCOME TAXES AT                                                              |
DECEMBER 31:                                                                                      |
Property basis differences                           $ 663,294      $ 672,283        $676,853     |
Deferred nuclear expense                               128,008        132,818         133,281     |
Deferred sale and leaseback costs                     (106,611)      (113,884)       (118,611)    |
Unamortized investment tax credits                     (38,172)       (40,241)        (42,743)    |
Unused alternative minimum tax credits                 (71,130)      (124,459)       (133,442)    |
Other                                                   (7,911)        (2,232)        (18,901)    |
                                                     ---------      ---------        --------     |
      Net deferred income tax liability              $ 567,478      $ 524,285        $496,437     |
                                                     =========      =========        ========     |

*  For the period prior to November 8, 1997, state income taxes are included in the General Taxes section above.
   These amounts are not material and no restatement was made.

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

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 1999 or 1998, with respect to any particular segment of the Company's customers.

          The Company and TE sell on a daily basis substantially all of their retail customer accounts receivable to Centerior Funding under an asset-backed securitization agreement which expires in 2001. In July 1996, Centerior Funding completed a public sale of $150 million of receivables-backed investor certificates in a transaction that qualified for sale accounting treatment.

REGULATORY PLAN-

          FirstEnergy's Rate Reduction and Economic Development Plan for the Company was approved in January 1997, to become effective upon consummation of the merger. The regulatory plan was to maintain current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $217 million (approximately 15 percent below current levels). The regulatory plan also revised the Company's fuel cost recovery method. The Company formerly recovered fuel-related costs not otherwise included in base rates from retail customers through a separate energy rate. In accordance with the regulatory plan, the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues for the Company by approximately $280 million during the regulatory plan period.

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

          FirstEnergy, on behalf of its Ohio electric utility operating companies - the Company, Ohio Edison Company (OE) and TE - on December 22, 1999 refiled its transition plan under Ohio's new electric utility restructuring law. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The PUCO indicated that it will endeavor to issue its order in FirstEnergy's case within 275 days of the initial October filing date.

          The transition plan itemizes, or unbundles, the current price of electricity into its component elements - including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's filing also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Under the plan, customers who remain with the Company as their generation provider will continue to receive savings under the Company's rate plans, expected to total $241 million between 2000 and 2005. In addition, FirstEnergy's Ohio utility customers will save $358 million through reduced charges for taxes and a five percent reduction in the price of generation for residential customers beginning January 1, 2001. Customer prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposes recovery of the Company's generation-related transition costs of approximately $1.9 billion ($1.6 billion, net of deferred income taxes) over the market development period; its transition costs related to regulatory assets aggregating approximately $1.9 billion ($1.4 billion, net of deferred income taxes) will be recovered over the period of 2001 through 2010.

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

          Application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS
71), was discontinued in 1997 with respect to the Company's nuclear operations. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $977 million as of December 31, 1999.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value in 1997), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% (reflecting the nuclear asset fair value adjustment discussed above) in 1999 and 1998 and 2.8% in the post-merger period in 1997.

          Annual depreciation expense includes approximately $11.7 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. The Company's future decommissioning costs reflect the increase in its ownership interests related to the asset transfer with Duquesne Light Company (Duquesne) discussed below in "Common Ownership of Generating Facilities." The Company's share of the future obligation to decommission these units is approximately $606 million in current dollars and (using a 4.0% escalation rate) approximately $1.6 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $122 million for decommissioning through its electric rates from customers through December 31, 1999. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $183.3 million invested in external decommissioning trust funds as of December 31, 1999. This includes additions to the trust funds and the corresponding liability of $33.5 million as a result of the asset transfer. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $10.3 million at December 31, 1999 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, TE, Duquesne, OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), constituted the Central Area Power Coordination Group (CAPCO). The CAPCO companies formerly owned and/or leased, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income.

          On March 26, 1999, FirstEnergy completed its agreements with Duquesne to exchange certain generating assets. All regulatory approvals were received by October 1999. In December 1999, Duquesne transferred 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Company, OE and Penn. As part of this exchange, the Company transferred the 743-megawatt Avon Lake Plant to Duquesne. The Company acquired Duquesne's ownership interest in the Perry Plant, Sammis Unit 7 and Eastlake Unit 5. The Company also acquired, with OE and Penn, Duquesne's ownership interest in the Bruce Mansfield Plant. The agreements for the exchange of assets, which was structured as a like-kind exchange for tax purposes, provides FirstEnergy's utility operating companies with exclusive ownership and operating control of all CAPCO generating units. The three FirstEnergy plants transferred are being sold by Duquesne to a wholly owned subsidiary of Orion Power Holdings, Inc. (Orion). The Company, OE and Penn will continue to operate those plants until the assets are transferred to the new owners. Duquesne funded decommissioning costs equal to its percentage interest in the three nuclear generating units that were transferred to FirstEnergy. The Duquesne asset transfer to the Orion subsidiary could take place by the middle of 2000. Under the agreements, Duquesne is no longer a participant in the CAPCO arrangements after the exchange. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1999 include the following:

                      Utility    Accumulated  Construction  Ownership/
                       Plant    Provision for   Work in     Leasehold
Generating Units     in Service  Depreciation   Progress    Interest
----------------------------------------------------------------------
                                   (In millions)
W. H. Sammis Unit 7   $  196.7     $114.5         $  0.7      31.20%
Bruce Mansfield
 Units 1, 2 and 3         75.0       30.2            7.2      20.42%
Beaver Valley
 Unit 2                  343.2       33.3            4.1      24.47%
Davis-Besse              206.6        2.9            4.3      51.38%
Perry                    632.2       91.2            8.2      44.85%
--------------------------------------------------------------------
   Total              $1,453.7     $272.1          $24.5
====================================================================


          The Bruce Mansfield Plant is being leased through a sale and leaseback transaction (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

          The Company acquired the remaining 20% share of the Seneca pumped-storage unit in 1999 from a non-CAPCO Company.

NUCLEAR FUEL-

          The Company leases its nuclear fuel and pays for the fuel as it is consumed (see Note 2). The Company amortizes the cost of nuclear fuel based on the rate of consumption. The Company's electric rates include amounts for the future disposal of spent nuclear fuel based upon the payments to the DOE.

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $71 million, which may be carried forward indefinitely, are available to reduce future federal income taxes. Since the Company became a wholly owned subsidiary of FirstEnergy on November 8, 1997, the Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

RETIREMENT BENEFITS-

          Centerior had sponsored jointly with the Company, TE and Centerior Service Company (Service Company) a noncontributory pension plan (Centerior Pension Plan) which covered all employee groups. Upon retirement, employees receive a monthly pension generally based on the length of service and compensation. In 1998, the Centerior Pension Plan was merged into the FirstEnergy pension plan. In connection with the OE-Centerior merger, the Company recorded fair value purchase accounting adjustments to recognize the net gain, prior service cost, and net transition asset (obligation) associated with the pension and postretirement benefit plans. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

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

        The following sets forth the funded status of the FirstEnergy plans in 1999 and 1998 and amounts recognized on the Consolidated Balance Sheets as of December 31:

                                                       Other
                           Pension Benefits    Postretirement Benefits
                          ------------------   -----------------------
                            1999        1998       1999        1998
----------------------------------------------------------------------
                                          (In millions)
Change in benefit
 obligation:
Benefit obligation as
 of January 1             $1,500.1  $1,327.5     $ 601.3      $ 534.1
Service cost                  28.3      25.0         9.3          7.5
Interest cost                102.0      92.5        40.7         37.6
Plan amendments               --        44.3        --           40.1
Actuarial loss (gain)       (155.6)    101.6       (17.6)        10.7
Net increase from asset
 swap                         14.8      --          12.5         --
Benefits paid                (95.5)    (90.8)      (37.8)       (28.7)
----------------------------------------------------------------------
Benefit obligation as
 of December 31            1,394.1   1,500.1       608.4        601.3
----------------------------------------------------------------------

Change in plan assets:
Fair value of plan
 assets as of January 1    1,683.0   1,542.5         3.9          2.8
Actual return on plan
 assets                      220.0     231.3         0.6          0.7
Company contribution          --        --           0.4          0.4
Benefits paid                (95.5)    (90.8)       --           --
----------------------------------------------------------------------
Fair value of plan assets
 as of December 31         1,807.5   1,683.0         4.9          3.9
----------------------------------------------------------------------

Funded status of plan        413.4     182.9      (603.5)      (597.4)
Unrecognized actuarial
 loss (gain)                (303.5)   (110.8)       24.9         30.6
Unrecognized prior
 service cost                 57.3      63.0        24.1         27.4
Unrecognized net tran-
 sition obligation (asset)   (10.1)    (18.0)      120.1        129.3
----------------------------------------------------------------------
Prepaid (accrued) benefit
 cost                     $  157.1  $  117.1     $(434.4)     $(410.1)
======================================================================

Assumptions used as of
 December 31:
Discount rate                 7.75%     7.00%       7.75%        7.00%
Expected long-term
 return on plan assets       10.25%    10.25%      10.25%       10.25%
Rate of compensation
 increase                     4.00%     4.00%       4.00%        4.00%


          The Consolidated Balance Sheet classification of Pensions and Other Postretirement Benefits at December 31, 1999 and 1998 includes the Company's share of the net pension liability of $39.9 million and $47.7 million, respectively; and the Company's share of the accrued postretirement benefit liability of $179.0 million and $170.0 million, respectively.

          Net pension and other postretirement benefit costs for the three years ended December 31, 1999 (FirstEnergy plans in 1999 and 1998 and Centerior plans in 1997) were computed as follows:

                                                    Pension Benefits          Other Postretirement Benefits
                                             ----------------------------     ------------------------------
                                                               1997                               1997
                                                         ----------------                    ----------------
                                                         Nov. 8-   Jan. 1-                   Nov. 8-   Jan. 1-
                                         1999     1998   Dec. 31   Nov. 7      1999   1998   Dec. 31   Nov. 7
-------------------------------------------------------------------------------------------------------------
                                                                 | (In millions)                    |
                                                                 |                                  |
Service cost                           $  28.3  $  25.0   $ 2.3  | $ 11.1     $ 9.3   $ 7.5    $0.5 |  $ 1.8
Interest cost                            102.0     92.5     6.1  |   25.4      40.7    37.6     2.8 |   13.5
Expected return on plan assets          (168.1)  (152.7)   (7.7) |  (38.0)     (0.4)   (0.3)   --   |   --
Amortization of transition                                       |                                  |
 obligation (asset)                       (7.9)    (8.0)   --    |   (3.0)      9.2     9.2    --   |    6.4
Amortization of prior service cost         5.7      2.3    --    |    1.1       3.3    (0.8)   --   |   --
Recognized net actuarial loss (gain)      --       (2.6)   --    |   (0.5)     --      --      --   |   (0.9)
Voluntary early retirement program                               |                                  |
  expense                                 --       --      23.0  |    4.8      --      --      --   |   --
------------------------------------------------------------------------------------------------------------
Net benefit cost                       $ (40.0)  $(43.5)  $23.7  | $  0.9     $62.1   $53.2    $3.3 |  $20.8
=================================================================|==================================|=======
Company's share of total plan costs    $ (14.4)  $( 2.7)  $16.5  | $ (2.5)    $22.0   $14.5    $2.6 |  $11.4
------------------------------------------------------------------------------------------------------------


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

          The Company is buying 150 megawatts of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $104.3 million, $98.5 million, $16.8 million and $87.4 million in 1999, in 1998, the November 8-December 31, 1997 period and the January 1-November 7, 1997 period, respectively. This purchase is expected to continue through the end of the lease period. (See Note 2.)

          FirstEnergy and, prior to 1999, the Service Company (formerly a wholly owned subsidiary of Centerior and now a wholly owned subsidiary of FirstEnergy) provided support services at cost to the Company and other affiliated companies. FirstEnergy billed the Company $109.1 million in 1999 and the Service Company billed the Company $80.6 million, $34.1 million and $130.8 million in 1998, the November 8-December 31, 1997 period and the January 1-November 7, 1997 period, respectively, for such services.

            Fuel and purchased power expenses on the Consolidated Statements of Income include the cost of power purchased from TE of $106.1 million, $104.7 million, $17.7 million and $98.5 million in 1999, 1998, the November 8-December 31, 1997 period and the January 1-November 7, 1997 period, respectively.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. At December 31, 1998, cash and cash equivalents included $6 million to be used for the redemption of long-term debt in 1999. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $26.2 million, $32.3 million, $3.2 million and $12.9 million in 1999, 1998, the November 8-December 31, 1997 period and the January 1-November 7, 1997 period, respectively.

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

                                       1999                1998
---------------------------------------------------------------------
                                 Carrying  Fair      Carrying  Fair
                                   Value   Value       Value   Value
---------------------------------------------------------------------
                                             (In millions)
Long-term debt                    $2,738  $2,711      $2,883  $3,120
Preferred stock                   $  150  $  139      $  183  $  184
Investments other than cash
 and cash equivalents:
  Debt securities
  - (Maturing in more than
   10 years)                      $  517  $  476      $  543  $  533
  All other                          193     200         135     136
---------------------------------------------------------------------
                                  $  710  $  676      $  678  $  669
======================================================================


          The carrying value of long-term debt and preferred stock subject to mandatory redemption were adjusted to fair value in connection with the OE-Centerior merger and reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

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

REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets related to nonnuclear operations are being recovered from customers under the Company's regulatory plan. Based on the regulatory plan, at this time, the Company is continuing to bill and collect cost-based rates relating to nonnuclear operations and continues the application of SFAS 71 to those operations. The PUCO indicated that it will endeavor to issue its order related to FirstEnergy's transition plan by mid-2000. The application of SFAS 71 to the Company's nonnuclear generation businesses will be discontinued at that time. If the transition plan ultimately approved by the PUCO for the Company does not provide adequate recovery of its nuclear generating unit investments and regulatory assets, there would be a charge to earnings which could have a material adverse effect on the results of operations and financial condition for the Company. The Company will continue to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those respective operations after December 31, 2000.

          The Company discontinued the application of SFAS 71 for its nuclear operations in October 1997 when implementation of the regulatory plan became probable. The regulatory plan does not provide for full recovery of the Company's nuclear operations. In accordance with SFAS No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of SFAS 71," the Company was required to remove from its balance sheet all regulatory assets and liabilities related to the portion of its business for which SFAS 71 was discontinued and to assess all other assets for impairment. Regulatory assets attributable to nuclear operations of $499.1 million ($324.4 million after taxes) were written off as an extraordinary item in October 1997. The regulatory assets attributable to nuclear operations written off represent the net amounts due from customers for future federal income taxes when the taxes become payable, which, under the regulatory plan, are no longer recoverable from customers. The remainder of the Company's business continues to comply with the provisions of SFAS 71. All remaining regulatory assets of the Company continue to be recovered through rates applicable to the nonnuclear portion of the Company's business. For financial reporting purposes, the net book value of the nuclear generating units was not impaired as a result of the regulatory plan.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                1999        1998
---------------------------------------------------------------------
                                                  (In millions)
Nuclear unit expenses                          $287.1      $298.0
Customer receivables for future income taxes     23.0        13.0
Rate stabilization program deferrals            263.9       276.0
Sale and leaseback costs                       (136.4)     (140.9)
Loss on reacquired debt                          75.9        81.6
Other                                            26.3        28.2
----------------------------------------------------------------------
    Total                                      $539.8      $555.9
======================================================================


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

          As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 1999 were approximately $1.8 billion.)

          Nuclear fuel is currently financed for the Company and TE through leases with a special-purpose corporation. As of December 31, 1999, $116 million of nuclear fuel ($72 million for the Company) was financed under a lease financing arrangement totaling $145 million ($30 million of intermediate-term notes and $115 million from bank credit arrangements). The notes mature in August 2000 and the bank credit arrangements expire in September 2000. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1999 and are summarized as follows:

                                             Nov. 8 -      Jan. 1 -
                        1999      1998    Dec. 31, 1997  Nov. 7, 1997
----------------------------------------------------------------------
                                      (In millions)    |
                                                       |
Operating leases                                       |
  Interest element     $ 38.6   $ 32.4      $10.6      |     $ 56.0
  Other                  30.7     74.4        8.4      |       18.3
Capital leases                                         |
  Interest element        6.9      7.0        1.5      |        8.5
  Other                  41.3     36.1        7.5      |       43.4
-------------------------------------------------------|-------------
  Total rentals        $117.5   $149.9      $28.0      |     $126.2
=====================================================================


          The future minimum lease payments as of December 31, 1999 are:


                                           Operating Leases
                                       -------------------------
                               Capital   Lease  Capital
                               Leases  Payments  Trust     Net
-----------------------------------------------------------------
                                         (In millions)
2000                           $40.4  $   66.6   $ 60.5   $  6.1
2001                            21.4      71.7     50.2     21.5
2002                            13.6      76.4     70.6      5.8
2003                             5.0      77.5     77.9     (0.4)
2004                             2.8      55.7     28.1     27.6
Years thereafter                 8.6     720.5    536.2    184.3
----------------------------------------------------------------
Total minimum lease payments    91.8  $1,068.4   $823.5   $244.9
Interest portion                12.6  ========   ======   ======
------------------------------------
Present value of net minimum
  lease payments                79.2
Less current portion            32.2
------------------------------------
Noncurrent portion             $47.0
====================================


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

          The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 1999.

          The Company has 3 million authorized and unissued shares of preference stock having no par value

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

    (D)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          Annual sinking fund provisions for preferred stock are as follows:

                             Redemption
                             Price Per
Series          Shares         Share        Date       Beginning
-----------------------------------------------------------------
$ 7.35 C        10,000        $  100                      (i)
 88.00 E         3,000         1,000                      (i)
 91.50 Q        10,714         1,000                      (i)
 90.00 S        18,750         1,000                      (i)
 88.00 R        50,000         1,000      December 1     2001
----------------------------------------------------------------


(i) Sinking fund provisions are in effect.



          Annual sinking fund requirements for the next five years are $33.5 million in 2000, $80.5 million in 2001, $18.0 million in 2002 and $1.0 million in each year 2003 and 2004.

    (E)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

             (In millions)
--------------------------
2000               $175.0
2001                 56.5
2002                228.0
2003                115.0
2004                307.7
---------------------------


          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. One pollution control revenue bond is entitled to the benefit of an irrevocable bank letter of credit of $48.1 million. To the extent that drawings are made under this letter of credit to pay principal of, or interest on, the pollution control revenue bond, the Company is entitled to a credit against its obligation to repay this bond. The Company pays an annual fee of 1.1% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

          The Company and TE have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively (see Note 2).

4.  SHORT-TERM BORROWINGS:

          FirstEnergy has a $150 million revolving credit facility that expires in November 2000. FirstEnergy may borrow under the facility and could transfer any of its borrowed funds to the Company and TE, with all borrowings jointly and severally guaranteed by the Company and TE. The credit agreement is secured with first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively. The credit agreement also provides the participating banks with a subordinate mortgage security interest in the properties of the Company and TE. The banks' fee is 0.50% per annum payable quarterly in addition to interest on any borrowings. (FirstEnergy had $90 million of borrowings under the facility at December 31, 1999.) Also, the Company may borrow from its affiliates on a short-term basis. At December 31, 1999, the Company had total short-term borrowings of $103.5 million from its affiliates with a weighted average interest rate of approximately 6.4%.

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $529 million for property additions and improvements from 2000-2004, of which approximately $112 million is applicable to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $166 million, of which approximately $56 million applies to 2000. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $158 million and $36 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $106.3 million per incident but not more than $12.1 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $442.7 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $13.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $84 million, which is included in the construction forecast provided under "Capital Expenditures" for 2000 through 2004.

          The Company is in compliance with the current sulfur dioxide (SO2) and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or purchasing emission allowances. NOx reductions are being achieved through combustion controls and generating more electricity from lower-emitting plants. In September 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities by May 2003. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In May 1999, the U.S. Court of Appeals for the D.C. Circuit issued a stay which delays implementation of EPA's NOx Transport Rule until the Court has ruled on the merits of various appeals. Under the NOx Transport Rule, each of the twenty-two states are required to submit revised State Implementation Plans (SIP) which comply with individual state NOx budgets established by the EPA contemplating an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions. A proposed Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA suggests that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003 in the event implementation of the NOx Transport Rule is delayed. New Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

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

          In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals for the D.C. Circuit remanded both standards back to the EPA finding constitutional and other defects in the new NAAQS rules. The D.C. Circuit Court, on October 29, 1999, denied an EPA petition for rehearing. The Company cannot predict the EPA's action in response to the Court's remand order. The cost of compliance with these regulations, if they are reinstated, may be substantial and depends on the manner in which they are ultimately implemented, if at all, by the states in which the Company operates affected facilities.

          The Company has been named as a "potentially responsible party"
(PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $4.8 million as of December 31, 1999, based on estimates of the costs of cleanup and the proportionate responsibility of other PRPs for such costs. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1999 and 1998.

                             March 31,  June 30,  September 30,  December 31,
Three Months Ended             1999       1999        1999           1999
----------------------------------------------------------------------------
                                            (In millions)
Operating Revenues            $418.8    $481.9       $534.5        $429.7
Operating Expenses and Taxes   337.3     375.3        395.6         362.0
----------------------------------------------------------------------------
Operating Income                81.5     106.6        138.9          67.7
Other Income (Expense)           6.5      (1.2)         1.3           2.7
Net Interest Charges            53.1      52.8         52.2          51.8
----------------------------------------------------------------------------
Net Income                    $ 34.9    $ 52.6       $ 88.0        $ 18.6
============================================================================
Earnings on Common Stock      $ 26.4    $ 44.1       $ 79.7        $ 10.4
============================================================================




                             March 31,  June 30,  September 30,  December 31,
Three Months Ended             1998       1998        1998           1998
----------------------------------------------------------------------------
                                             (In millions)
Operating Revenues            $415.0    $474.6       $514.6        $391.8
Operating Expenses and Taxes   324.3     377.8        389.5         321.9
----------------------------------------------------------------------------
Operating Income                90.7      96.8        125.1          69.9
Other Income (Expense)           7.6      (3.5)         6.2           1.4
Net Interest Charges            58.7      58.5         56.3          55.9
----------------------------------------------------------------------------
Net Income                    $ 39.6    $ 34.8       $ 75.0        $ 15.4
============================================================================
Earnings on Common Stock      $ 38.6    $ 27.4       $ 66.5        $  7.6
============================================================================


7.  PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (UNAUDITED):

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

            Accumulated amortization of goodwill was approximately $82 million as of December 31, 1999. The merger purchase accounting adjustments included recognizing estimated severance and other compensation liabilities ($56 million). The amount charged against the liability in 1998 relating to the costs of involuntary employee separation was $30 million. The liability was subsequently reduced to approximately $9 million as of December 31, 1998 to represent potential costs associated with the separation of 493 Company employees. The liability adjustment was offset by a corresponding reduction to goodwill recognized in connection with the Centerior acquisition.

            The following pro forma statement of income for the Company gives effect to the OE-Centerior merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.

                                   Year Ended
                                  December 31,
                                       1997
-----------------------------------------------
                                 (In millions)
Operating Revenues                   $1,783
Operating Expenses and Taxes          1,418
                                     ------
Operating Income                        365
Other Income                             15
Net Interest Charges                    232
                                     ------
Net Income                           $  148
==============================================


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

8.  TERMINATION OF PROPOSED MERGER OF TE INTO THE COMPANY:

          In March 1994, Centerior announced a plan to merge TE into the Company. All regulatory approvals were granted (with the exception of the Nuclear Regulatory Commission (NRC) as that application was withdrawn at the NRC's request pending the decision whether to complete this merger). In addition, the preferred shareholders of TE approved the merger and the preferred shareholders of the Company approved the authorization of additional shares of preferred stock. However, the management of FirstEnergy and the Company have decided not to complete the proposed merger.


Report of Independent Public Accountants

To the Stockholders and Board Directors of The Cleveland Illuminating
Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Cleveland Electric Illuminating Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for the years ended December 31, 1999 and 1998, the period from January 1, 1997 to November 7, 1997 (pre-merger), and the period from November 8, 1997 to December 31, 1997 (post-merger). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, the period from January 1, 1997 to November 7, 1997 (pre-merger), and the period from November 8, 1997 to December 31, 1997 (post-merger), in conformity with generally accepted accounting principles.





                             ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 11, 2000