Form 10-K, Exhibit 13
period 1999-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 2000-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                                   THE TOLEDO EDISON COMPANY

                                                    SELECTED FINANCIAL DATA
                                                                 Nov. 8-      Jan. 1-
                                        1999          1998    Dec. 31, 1997  Nov. 7, 1997     1996       1995
----------------------------------------------------------------------------------------------------------------
                                                              (Dollars in thousands)
GENERAL FINANCIAL INFORMATION:                                             |
                                                                           |
Operating Revenues                   $  921,159   $  957,037   $  122,669  | $  772,707   $  897,259   $  873,675
                                     ==========   ==========   ==========  | ==========   ==========   ==========
Operating Income                     $  163,772   $  180,261   $   19,055  | $  123,282   $  156,815   $  188,068
                                     ==========   ==========   ==========  | ==========   ==========   ==========
Income Before Extraordinary Item     $   99,945   $  106,582   $    7,616  | $   41,769   $   57,289   $   96,762
                                     ==========   ==========   ==========  | ==========   ==========   ==========
Net Income (Loss)                    $   99,945   $  106,582   $    7,616  | $ (150,132)  $   57,289   $   96,762
                                     ==========   ==========   ==========  | ==========   ==========   ==========
Earnings (Loss) on Common Stock      $   83,707   $   92,972   $    7,616  | $ (169,567)  $   40,363   $   78,510
                                     ==========   ==========   ==========  | ==========   ==========   ==========
Total Assets                         $2,666,928   $2,768,765   $2,758,152  |              $3,428,175   $3,532,714
                                     ==========   ==========   ==========  |              ==========   ==========
                                                                           |
CAPITALIZATION:                                                            |
Common Stockholder's Equity          $  551,704   $  575,692   $  531,650  |              $  803,237   $  762,877
Preferred Stock-                                                           |
  Not Subject to Mandatory                                                 |
   Redemption                           210,000      210,000      210,000  |                 210,000      210,000
  Subject to Mandatory Redemption            --           --        1,690  |                   3,355        5,020
Long-Term Debt                          981,029    1,083,666    1,210,190  |               1,051,517    1,119,294
                                     ----------   ----------   ----------  |              ----------   ----------
Total Capitalization                 $1,742,733   $1,869,358   $1,953,530  |              $2,068,109   $2,097,191
                                     ==========   ==========   ==========  |              ==========   ==========
                                                                           |
CAPITALIZATION RATIOS:                                                     |
Common Stockholder's Equity                31.7%        30.8%        27.2% |                    38.8%        36.4%
Preferred Stock-                                                           |
  Not Subject to Mandatory                                                 |
   Redemption                              12.0         11.2         10.8  |                    10.2         10.0
  Subject to Mandatory Redemption          --           --            0.1  |                     0.2          0.2
Long-Term Debt                             56.3         58.0         61.9  |                    50.8         53.4
                                          -----        -----        -----  |                   -----        -----
Total Capitalization                      100.0%       100.0%       100.0% |                   100.0%       100.0%
                                          =====        =====        =====  |                   =====        =====
                                                                           |
KILOWATT-HOUR SALES (Millions):                                            |
Residential                               2,127        2,252          355  |      1,718        2,145        2,164
Commercial                                2,236        2,425          284  |      1,498        1,790        1,748
Industrial                                5,449        5,317          847  |      4,003        4,301        4,174
Other                                        54           63           79  |        413          488          500
                                         ------       ------        -----  |      -----       ------       ------
Total Retail                              9,866       10,057        1,565  |      7,632        8,724        8,586
Total Wholesale                           2,409        1,617          435  |      2,218        2,330        2,563
                                         ------       ------        -----  |      -----       ------       ------
Total                                    12,275       11,674        2,000  |      9,850       11,054       11,149
                                         ======       ======        =====  |      =====       ======       ======
                                                                           |
CUSTOMERS SERVED:                                                          |
Residential                             266,900      265,237      262,501  |                 261,541      260,007
Commercial                               32,481       31,982       29,367  |                  27,411       26,508
Industrial                                1,937        1,954        1,835  |                   1,839        1,846
Other                                       398          359          347  |                   2,136        2,119
                                        -------      -------      -------  |                 -------      -------
Total                                   301,716      299,532      294,050  |                 292,927      290,480
                                        =======      =======      =======  |                 =======      =======
                                                                           |
Number of Employees                         977          997        1,532  |                   1,643        1,809


                       THE TOLEDO EDISON COMPANY

                     MANAGEMENT'S DISCUSSION AND
                  ANALYSIS OF RESULTS OF OPERATIONS
                      AND FINANCIAL CONDITION

Results of Operations

          Financial results reflect the application of purchase accounting to the merger of our former parent company, Centerior Energy Corporation (Centerior), and Ohio Edison Company on November 8, 1997. This accounting resulted in fair value adjustments which were "pushed down" or reflected on the separate financial statements of Centerior's direct subsidiaries as of the merger date, including our financial statements. As a result, we recorded purchase accounting fair value adjustments to: (1) revalue our nuclear generating units to fair value, (2) adjust long-term debt to fair value, (3) adjust our retirement and severance benefit liabilities, and (4) record goodwill. Accordingly, the post-merger financial statements reflect a new basis of accounting, and separate financial statements are presented for the pre-merger and post-merger periods. For the remainder of this discussion (including categories substantially unaffected by the merger or with no significant pre-merger or post-merger accounting events), we have combined the 1997 pre-merger and post-merger periods and have compared the total to 1998.

          Operating revenues decreased by $35.9 million in 1999 following a $61.7 million increase in 1998. The sources of changes in operating revenues during 1999 and 1998, as compared to the prior year, are summarized in the following table.


Sources of Revenue Changes                1999       1998
----------------------------------------------------------
                                           (In millions)
Change in retail kilowatt-hour sales    $(14.8)      $68.2
Decrease in average retail price         (20.7)       (8.8)
Change in wholesale sales                  2.0        (6.6)
Other                                     (2.4)        8.9
-----------------------------------------------------------

Change in Operating Revenues            $(35.9)      $61.7
===========================================================


Electric Sales

          After achieving record levels in 1998, operating revenues decreased in 1999. Lower average retail prices and reduced kilowatt-hour sales contributed to the decline. Kilowatt-hour sales to residential and commercial customers were both lower in 1999, compared to 1998, with sales to industrial customers increasing over the previous year. Despite the lower retail sales in 1999, total sales increased as a result of a strong increase in sales to the wholesale market resulting from weather-induced demand and available internal generation. However, the increase in wholesale revenues did not fully offset the decrease in retail revenues resulting from lower retail kilowatt-hour sales and the impact from lower unit prices experienced in 1999.

          In 1998, retail kilowatt-hour sales increased in all customer groups compared to 1997. Retail sales benefited from moderate growth in the customer base. Expanded production at the North Star BHP Steel (North Star) facility was a major contributor to the increase in industrial kilowatt-hour sales. The decrease in wholesale sales in 1998, compared to 1997, was primarily related to generating unit outages (described below) which reduced energy available for sale to the wholesale market. Changes in kilowatt-hour sales by customer class in 1999 and 1998 are summarized in the following table.


Changes in KWH Sales            1999     1998
-----------------------------------------------
Residential                    (5.6%)    8.6%
Commercial                     (7.8%)    9.5%
Industrial                      2.5%     9.6%
-----------------------------------------------
Total Retail                   (1.9%)    9.4%
Wholesale                      49.0%   (39.1%)

Total Sales                     5.1%    (1.5)%
-----------------------------------------------



Operating Expenses and Taxes

          Total operating expenses and taxes decreased $19.4 million in 1999, compared to 1998, and increased $23.7 million in 1998 from the preceding year. Fuel and purchased power were the primary factors contributing to the change in both years. The comparison of 1998 to 1997 also included various merger-related differences, which are discussed below.

          Purchased power costs accounted for all of the reduction in fuel and purchased power in 1999. Much of the improvement in purchased power costs occurred in the second quarter of 1999 due to the absence of unusual conditions experienced in 1998. Those costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. During this period, unscheduled outages at Beaver Valley Unit 2 and the Davis-Besse Plant required us to purchase significant quantities of power on the spot market. Although above normal temperatures were also experienced in 1999, we maintained a stronger capacity position compared to the previous year and better met customer demand from our own internal generation. In 1998, fuel and purchased power increased $21.3 million from 1997 for the reasons discussed above.

          Nuclear operating costs increased in 1999 from the prior year primarily due to expenses associated with the refueling outages at Beaver Valley Unit 2 and the Perry Plant. Reduced nuclear operating costs in 1998 resulted from lower costs at the Perry Plant which were partially offset by higher costs at the Beaver Valley and Davis-Besse plants. Other operating costs increased in 1999 from 1998 principally due to higher customer and sales expenses including expenditures for energy marketing programs, information system requirements and other customer-related costs.

          Lower depreciable asset balances, resulting from the purchase accounting adjustment, reduced depreciation and amortization in 1998 and the 1997 post-merger period. These reductions were partially offset by the amortization of goodwill recognized with the application of purchase accounting.

Other Income

          Interest income on trust notes acquired in connection with the Bruce Mansfield Plant lease refinancing (see Note 2), which began in June 1997, increased other income in 1998 and the 1997 post-merger period. In the pre-merger period of 1997, interest income on the trust notes was substantially offset by merger-related expenses.

Net Interest Charges

          Net interest charges decreased in 1999 from the preceding year primarily due to redemptions and refinancings of long-term debt. In 1998, net interest charges decreased principally due to the amortization of net premiums associated with the revaluation of long-term debt in connection with the merger, which also contributed to the decrease in interest charges in the post-merger period of 1997. In the pre-merger period of 1997, interest charges were higher because interest on new secured notes and short-term borrowings from the Bruce Mansfield Plant lease financing exceeded the expense reduction from the redemption and refinancing of debt securities.

Extraordinary Item

          The pre-merger period of 1997 includes an after-tax write-off of $191.9 million in regulatory assets attributable to nuclear operations resulting from the discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation" which is discussed in Note 1 - Regulatory Assets.

Preferred Stock Dividend Requirements

          Preferred stock dividend requirements in 1999 were increased and in 1998 were reduced due to the declaration of $3 million of preferred dividends as of the 1997 merger date for dividends attributable to 1998 (see Note 3c).

Earnings on Common Stock

          Although purchased power costs and interest costs decreased in 1999, the lower sales revenues and increased nuclear and other operating costs more than offset these reduced costs which resulted in lower earnings on common stock in 1999 compared to 1998. Earnings on common stock decreased to $83.7 million in 1999 from $93.0 million in 1998. Pre-merger earnings on common stock in 1997 include an October 1997 write-off of certain regulatory assets. Excluding this write-off, pre-merger earnings on common stock were $22.3 million. For the seven-week post-merger period, earnings on common stock were $7.6 million.

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

          Through economic refinancings and redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 1999. Net redemptions of long-term debt and preferred stock totaled $105.6 million in 1999, and we refinanced $91.0 million of long-term debt. During 1999, we reduced our total debt by approximately $102 million. Our common stockholder's equity percentage of capitalization increased to 32% at December 31, 1999 from 27% at the end of 1997. The merger resulted in improved credit ratings in 1997, which lowered the cost of new borrowings. The following table summarizes changes in credit ratings resulting from the merger:



Credit Ratings Before and After Merger

                              Pre-Merger                 Post-Merger
----------------------------------------------------------------------------
                        Standard      Moody's       Standard      Moody's
                        & Poor's     Investors      & Poor's     Investors
                       Corporation  Service, Inc.  Corporation  Service, Inc.
-----------------------------------------------------------------------------
First mortgage bonds        BB          Ba2            BB+           Ba1
Subordinated debt           B+          B1             BB-           Ba3
Preferred stock             B           b2             BB-           b1
-----------------------------------------------------------------------------


          Through economic refinancings and redemptions of higher cost debt, we have reduced the average cost of outstanding debt from 9.48% in 1994 to 8.01% in 1999. Long-term debt redemptions and refinancings completed in 1999 are expected to generate annual savings of about $9 million.

          Our cash requirements in 2000 for operating expenses, construction expenditures, preferred stock redemptions and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $581.1 million for the 2000-2004 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $76.0 million relates to 2000.

          We had about $8.2 million of cash and temporary investments and $33.9 million of indebtedness to associated companies as of December 31, 1999. Under our first mortgage indenture, as of December 31, 1999, we would have been permitted to issue up to $367.4 million of additional first mortgage bonds on the basis of bondable property additions and retired bonds. Based on our earnings coverage test and our charter, we could issue $250.3 million of preferred stock (assuming no additional debt was issued).

          Our capital spending for the period 2000-2004 is expected to be about $259 million (excluding nuclear fuel), of which approximately $97 million relates to 2000. Investments in additional nuclear fuel during the 2000-2004 period are estimated to be approximately $113 million, of which about $39 million applies to 2000. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $106 million and $23 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of trust cash receipts, of approximately $363 million for the 2000-2004 period of which approximately $69 million relates to 2000. We recover the cost of nuclear fuel consumed and operating leases through our electric rates.

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

Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------
                                                     There-         Fair
                        2000  2001  2002  2003  2004  after  Total  Value
-------------------------------------------------------------------------
                                         (Dollars in millions)
Investments other than
 Cash and Cash
 Equivalents:
Fixed Income           $ 15   $ 17  $ 20  $ 19   $ 9  $243   $323   $315
  Average interest
   rate                 7.6%   7.6%  7.6%  7.6%  7.6%  7.2%   7.3%
-------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------
Long-term Debt:
Fixed rate             $ 76   $ 29  $164  $ 96  $215  $324   $904   $914
  Average interest
   rate                 7.3%   9.2%  8.6%  7.9%  7.8%  7.8%   8.0%
Variable rate                                         $ 91   $ 91   $ 88
  Average interest
   rate                                                5.2%   5.2%
Short-term Borrowings  $ 34                                  $ 34   $ 34
  Average interest
   rate                 6.5%                                  6.5%
-------------------------------------------------------------------------



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

          FirstEnergy's Rate Reduction and Economic Development Plan, approved in January 1997, provides interim rate credits to our customers during the periods covered by the plan. Our regulatory plan includes a commitment to accelerate depreciation on our regulatory books by recording an additional $660 million of depreciation over the plan period ending 2005. The plan does not provide for full recovery of nuclear operations; accordingly, we ceased application of SFAS 71 for our nuclear operations when implementation of the FirstEnergy regulatory plan became probable in October 1997.

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

          FirstEnergy filed a transition plan on our behalf as well as for its other Ohio electric utility operating companies -- Ohio Edison Company
(OE) and The Cleveland Electric Illuminating Company (CEI) -- on December 22, 1999. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on our plan to turn over control, and perhaps ownership, of our transmission assets to the Alliance Regional Transmission Organization (Alliance), which is discussed below.

          The transition plan itemizes, or unbundles, the current price of electricity into separate components -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's filing also included proposals on corporate separation of regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the law, and how our transmission system will be operated to ensure access to all users. Under our transition plan, customers who remain with us as their generation provider will continue to receive savings under our rate plan, expected to total $96.3 million between 2000 and 2005. In addition, FirstEnergy's Ohio utility customers will save $358 million through reduced charges for taxes and a 5% reduction in the price of generation for residential customers beginning January 1, 2001. Customers' prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the 5% reduction in the price of generation for residential customers. The plan proposes recovery of generation-related transition costs of approximately $859 million ($764 million, net of deferred income taxes) over the market development period; transition costs related to regulatory assets aggregating approximately $842 million ($573 million, net of deferred income taxes) are expected to recovered over the period of 2001 through 2007.

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

          We have been named as a "potentially responsible party" (PRP) for three sites listed on the Superfund National Priorities List and are aware of our potential involvement in the cleanup of several other sites. Allegations that we disposed of hazardous waste at these sites, and the amount involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. If we were held liable for 100% of the cleanup costs of all the sites referred to above, the cost could be as high as $101 million. However, we believe that the actual cleanup costs will be substantially less than 100% and that most of the other parties involved are financially able to contribute their share. We have accrued a $627,000 liability as of December 31, 1999, based on estimates of the costs of cleanup and our proportionate responsibility for such costs. We believe that the ultimate outcome of these matters will not have a material adverse effect on our financial condition, cash flows or results of operations.

          On October 27, 1999, the Federal Energy Regulatory Commission
(FERC) approved FirstEnergy's plan to transfer our transmission assets and those of OE, CEI and Pennsylvania Power Company to American Transmission Systems Inc. (ATSI). We subsequently received approval from the PUCO in February 2000. Regulatory approval is also required from the Securities and Exchange Commission. The new subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent, regional transmission organization (RTO). In working toward that goal, FirstEnergy joined with four other companies -- American Electric Power, Consumers Energy, Detroit Edison and Virginia Power -- to form the Alliance RTO. On June 3, 1999, the Alliance submitted an application to FERC to form an independent, for profit RTO. On December 15, 1999, FERC issued an order conditionally approving the Alliance's application.

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

Year 2000 Update

          Based on the results of our remediation and testing efforts, we filed documents with the North American Electric Reliability Council, Nuclear Regulatory Commission, and PUCO that as of June 30, 1999, our generation, transmission, and distribution systems were ready to serve customers in the year 2000. We have since experienced no failures or interruptions of service to our customers resulting from the Year 2000 issue, which was consistent with our expectations. We spent $15.0 million on Year 2000 related costs through December 31, 1999, which was slightly lower than previously estimated. Of this total, $12.3 million was capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $2.7 million was expensed as incurred. We do not believe there are any continuing Year 2000 issues to be addressed, nor any additional material Year 2000 expenditures.

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


                                              THE TOLEDO EDISON COMPANY

                                           CONSOLIDATED STATEMENTS OF INCOME
                                                    For the Years Ended
                                                        December 31,
                                                    -------------------     Nov. 8-        Jan. 1-
                                                     1999        1998    Dec. 31, 1997   Nov. 7, 1997
------------------------------------------------------------------------------------------------------------
                                                                        (In thousands)|
                                                                                      |
OPERATING REVENUES (1)                              $921,159   $957,037    $122,669   |   $ 772,707
                                                    --------   --------    --------   |   ---------
OPERATING EXPENSES AND TAXES:                                                         |
  Fuel and purchased power                           169,153    202,239      22,926   |     158,027
  Nuclear operating costs                            175,015    160,080      29,372   |     138,559
  Other operating costs                              171,427    166,935      20,608   |     145,174
                                                    --------   --------    --------   |   ---------
    Total operation and maintenance expenses         515,595    529,254      72,906   |     441,760
  Provision for depreciation and amortization        103,725    106,433      14,860   |      98,986
  General taxes                                       87,862     86,661      13,126   |      77,426
  Income taxes                                        50,205     54,428       2,722   |      31,253
                                                    --------   --------    --------   |    --------
    Total operating expenses and taxes               757,387    776,776     103,614   |     649,425
                                                    --------   --------    --------   |    --------
                                                                                      |
OPERATING INCOME                                     163,772    180,261      19,055   |     123,282
                                                                                      |
OTHER INCOME                                          12,744     12,225       2,153   |       2,153
                                                    --------   --------    --------   |     -------
                                                                                      |
INCOME BEFORE NET INTEREST CHARGES                   176,516    192,486      21,208   |     125,435
                                                    --------   --------    --------   |     -------
                                                                                      |
NET INTEREST CHARGES:                                                                 |
  Interest on long-term debt                          82,204     88,364      13,689   |      74,264
  Allowance for borrowed funds used during                                            |
    construction                                      (1,443)    (1,273)       (138)  |        (259)
  Other interest expense (credit)                     (4,190)    (1,187)         41   |       9,661
                                                    --------   --------    --------   |    --------
    Net interest charges                              76,571     85,904      13,592   |      83,666
                                                    --------   --------    --------   |    --------
                                                                                      |
INCOME BEFORE EXTRAORDINARY ITEM                      99,945    106,582       7,616   |      41,769
                                                                                      |
EXTRAORDINARY ITEM (NET OF INCOME                                                     |
  TAXES) (Note 1)                                         --         --          --   |    (191,901)
                                                    --------   --------    --------   |    --------
                                                                                      |
NET INCOME (LOSS)                                     99,945    106,582       7,616   |    (150,132)
                                                                                      |
PREFERRED STOCK DIVIDEND                                                              |
  REQUIREMENTS                                        16,238     13,610          --   |      19,435
                                                    --------   --------    --------   |   ---------
EARNINGS (LOSS) ON COMMON STOCK                     $ 83,707   $ 92,972    $  7,616   |   $(169,567)
                                                    ========   ========    ========   |   =========

(1)  Includes electric sales to associated companies of $123.3 million, $123.6 million, $17.7 million and $98.5 million in 1999, 1998, the November 8 - December 31, 1997 period and the
     January 1-November 7, 1997 period, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                    THE TOLEDO EDISON COMPANY

                                    CONSOLIDATED BALANCE SHEETS
At December 31,                                       1999           1998
---------------------------------------------------------------------------
                                                        (In thousands)
                          ASSETS
UTILITY PLANT:
  In service                                       $1,776,534     $1,757,364
  Less-Accumulated provision for depreciation         670,866        626,942
                                                   ----------     ----------
                                                    1,105,668      1,130,422
                                                   ----------     ----------
  Construction work in progress-
    Electric plant                                     95,854         26,603
    Nuclear fuel                                          386         11,191
                                                   ----------     ----------
                                                       96,240         37,794
                                                   ----------     ----------
                                                    1,201,908      1,168,216
                                                   ----------     ----------
OTHER PROPERTY AND INVESTMENTS:
  Shippingport Capital Trust (Note 2)                 295,454        310,762
  Nuclear plant decommissioning trusts                123,500        102,749
  Other                                                 4,678          3,656
                                                   ----------     ----------
                                                      423,632        417,167
                                                   ----------     ----------
CURRENT ASSETS:
  Cash and cash equivalents                               312          4,140
  Receivables-
    Customers                                          12,965          7,338
    Associated companies                               40,998         30,006
    Other (less accumulated provision of
      $100,000 for uncollectible accounts
      in 1998)                                          9,827         31,688
  Notes receivable from associated companies            7,863        101,236
  Materials and supplies, at average cost-
    Owned                                              23,243         25,745
    Under consignment                                  20,232         18,148
  Prepayments and other                                25,931         25,647
                                                   ----------     ----------
                                                      141,371        243,948
                                                   ----------     ----------
DEFERRED CHARGES:
  Regulatory assets                                   385,284        417,704
  Goodwill                                            465,169        474,593
  Property taxes                                       43,448         42,842
  Other                                                 6,116          4,295
                                                   ----------     ----------
                                                      900,017        939,434
                                                   ----------     ----------
                                                   $2,666,928     $2,768,765
                                                   ==========     ==========

      CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements
 of Capitalization):
  Common stockholder's equity                      $  551,704     $  575,692
  Preferred stock-
    Not subject to mandatory redemption               210,000        210,000
  Long-term debt                                      981,029      1,083,666
                                                   ----------     ----------
                                                    1,742,733      1,869,358
                                                   ----------     ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and
   preferred stock                                     95,765        130,426
  Accounts payable-
    Associated companies                               20,537         34,260
    Other                                              27,100         34,275
  Notes payable to associated companies                33,876             --
  Accrued  taxes                                       57,742         62,288
  Accrued interest                                     21,961         24,965
  Other                                                60,414         39,639
                                                   ----------     ----------
                                                      317,395        325,853
                                                   ----------     ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                   172,236        151,321
  Accumulated deferred investment tax credits          38,748         40,670
  Nuclear plant decommissioning costs                 130,116        109,366
  Pensions and other postretirement benefits          122,986        122,314
  Other                                               142,714        149,883
                                                   ----------     ----------
                                                      606,800        573,554
                                                   ----------     ----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES
  (Notes 2 and 5)                                  ----------     ----------
                                                   $2,666,928     $2,768,765
                                                   ==========     ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                                THE TOLEDO EDISON COMPANY

                                        CONSOLIDATED STATEMENTS OF CAPITALIZATION
At December 31,                                                                                     1999            1998
--------------------------------------------------------------------------------------------------------------------------
                                                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $5 par value, authorized 60,000,000 shares
    39,133,887 shares outstanding                                                               $  195,670      $  195,670
  Other paid-in capital                                                                            328,559         328,559
  Retained earnings (Note 3A)                                                                       27,475          51,463
                                                                                                ----------      ----------
    Total common stockholder's equity                                                              551,704         575,692
                                                                                                ----------      ----------
                                            Number of Shares              Optional
                                               Outstanding             Redemption Price
                                            ----------------         -------------------
                                            1999        1998         Per Share  Aggregate
                                            ----        ----         ---------  ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 3,000,000 shares
  Not Subject to Mandatory Redemption:
    $  4.25                               160,000      160,000        $104.63    $ 16,740           16,000          16,000
    $  4.56                                50,000       50,000         101.00       5,050            5,000           5,000
    $  4.25                               100,000      100,000         102.00      10,200           10,000          10,000
    $  8.32                               100,000      100,000         102.46      10,246           10,000          10,000
    $  7.76                               150,000      150,000         102.44      15,366           15,000          15,000
    $  7.80                               150,000      150,000         101.65      15,248           15,000          15,000
    $ 10.00                               190,000      190,000         101.00      19,190           19,000          19,000
                                        ---------    ---------                   --------       ----------      ----------
                                          900,000      900,000                     92,040           90,000          90,000
                                        ---------    ---------                   --------       ----------      ----------
Cumulative, $25 par value-
Authorized 12,000,000 shares
  Not Subject to Mandatory Redemption:
    $2.21                               1,000,000    1,000,000          25.25      25,250           25,000          25,000
    $2.365                              1,400,000    1,400,000          27.75      38,850           35,000          35,000
    Adjustable Series A                 1,200,000    1,200,000          25.00      30,000           30,000          30,000
    Adjustable Series B                 1,200,000    1,200,000          25.00      30,000           30,000          30,000
                                        ---------    ---------                   --------       ----------      ----------
                                        4,800,000    4,800,000                    124,100          120,000         120,000
                                        ---------    ---------                   --------       ----------      ----------
      Total Not Subject to Mandatory
       Redemption                       5,700,000    5,700,000                   $216,140          210,000         210,000
                                        =========    =========                   ========       ----------      ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption
   (Note 3D):
    $9.375                                     --       16,900                   $     --               --           1,690
    Redemption Within One Year                                                                          --          (1,690)
                                        ---------    ---------                   --------       ----------      ----------
      Total Subject to Mandatory
       Redemption                              --       16,900                   $     --               --              --
                                        =========    =========                   ========       ----------      ----------
LONG-TERM DEBT (Note 3E):
  First mortgage bonds:
    7.250% due 1999                                                                                     --          85,000
    8.000% due 2000-2003                                                                            34,925          35,325
    7.875% due 2004                                                                                145,000         145,000
                                                                                                ----------      ----------
      Total first mortgage bonds                                                                   179,925         265,325
                                                                                                ----------      ----------
  Unsecured notes and debentures:
    5.750% due 2000-2003                                                                                --           3,600
   10.000% due 2000-2010                                                                             1,000           1,000
    8.700% due 2002                                                                                135,000         135,000
  * 4.850% due 2030                                                                                 34,850              --
  * 5.100% due 2033                                                                                  5,700              --
  * 5.250% due 2033                                                                                 31,600              --
  * 5.580% due 2033                                                                                 18,800              --
                                                                                                ----------      ----------
      Total unsecured notes and debentures                                                         226,950         139,600
                                                                                                ----------      ----------


                                                     THE TOLEDO EDISON COMPANY

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont.)
At December 31                                                                                      1999            1998
------------------------------------------------------------------------------------------------------------------------
                                                                                                         (In thousands)
LONG-TERM DEBT (Cont.):
  Secured notes:
    7.720% due 1999                                                                                     --          15,000
    8.470% due 1999                                                                                     --           3,500
    7.190% due 2000                                                                                 45,000          45,000
    7.380% due 2000                                                                                 14,000          14,000
    7.460% due 2000                                                                                 16,500          16,500
    7.500% due 2000                                                                                    100             100
    8.500% due 2001                                                                                  8,000           8,000
    9.500% due 2001                                                                                 21,000          21,000
    8.180% due 2002                                                                                 17,000          17,000
    8.620% due 2002                                                                                  7,000           7,000
    8.650% due 2002                                                                                  5,000           5,000
    7.760% due 2003                                                                                  5,000           5,000
    7.780% due 2003                                                                                  1,000           1,000
    7.820% due 2003                                                                                 38,400          38,400
    7.850% due 2003                                                                                 15,000          15,000
    7.910% due 2003                                                                                  3,000           3,000
    7.670% due 2004                                                                                 70,000          70,000
    7.130% due 2007                                                                                 30,000          30,000
  * 3.050% due 2011                                                                                     --          31,250
    8.000% due 2019                                                                                 67,300          67,300
    7.625% due 2020                                                                                 45,000          45,000
    7.750% due 2020                                                                                 54,000          54,000
    9.220% due 2021                                                                                 15,000          15,000
   10.000% due 2021                                                                                 15,000          15,000
    7.400% due 2022                                                                                 30,900          30,900
    6.875% due 2023                                                                                 20,200          20,200
    7.550% due 2023                                                                                     --          37,300
    8.000% due 2023                                                                                 30,500          49,300
    6.100% due 2027                                                                                 10,100          10,100
    5.375% due 2028                                                                                  3,751           3,751
                                                                                                ----------      ----------
      Total secured notes                                                                          587,751         693,601
                                                                                                ----------      ----------
Capital lease obligations (Note 2)                                                                  45,247          67,453
                                                                                                ----------      ----------
Net unamortized premium on debt                                                                     36,921          46,423
                                                                                                ----------      ----------
Long-term debt due within one year                                                                 (95,765)       (128,736)
                                                                                                ----------      ----------
      Total long-term debt                                                                         981,029       1,083,666
                                                                                                ----------      ----------
TOTAL CAPITALIZATION                                                                            $1,742,733      $1,869,358
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


                                                 THE TOLEDO EDISON COMPANY

                                CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                         Comprehensive                             Other
                                         Income (Loss)     Number        Par       Paid-In      Retained
                                           (Note 3B)      of Shares     Value      Capital      Earnings
                                         -------------    ---------     -----      -------      --------
                                                          (Dollars in Thousands)
Balance, January 1, 1997                                  39,133,887   $195,687   $ 602,113     $   5,437
  Net loss                                 $(150,132)                                            (150,132)
                                           =========
  Cash dividends on preferred stock                                                               (20,973)
___________________________________________________________________________________________________________

  Purchase accounting fair value
   adjustment                                                               (17)   (273,749)      165,668
  Net income                               $   7,616                                                7,616
                                           =========
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                39,133,887    195,670     328,364         7,616
  Purchase accounting fair value
   adjustment                                                                           195
  Net income                               $ 106,582                                              106,582
                                           =========
  Cash dividends on preferred stock                                                               (12,252)
  Cash dividends on common stock                                                                  (50,483)
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                39,133,887    195,670     328,559        51,463
  Net income                               $  99,945                                               99,945
                                           =========
  Cash dividends on preferred stock                                                               (17,582)
  Cash dividends on common stock                                                                 (106,351)
---------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                39,133,887   $195,670   $ 328,559     $  27,475
==========================================================================================================



                                     CONSOLIDATED STATEMENTS OF PREFERRED STOCK
                                              Not Subject to                       Subject to
                                           Mandatory Redemption               Mandatory Redemption
                                           ---------------------              --------------------
                                             Number         Par                 Number         Par
                                           of Shares        Value             of Shares       Value
                                           ---------        -----             ---------       -----
                                                               (Dollars in thousands)
Balance, January 1, 1997                   5,700,000       $210,000             50,200       $ 5,020
  Redemptions-
    $100 par $9.375                                                            (16,650)       (1,665)
_____________________________________________________________________________________________________

Balance, December 31, 1997                 5,700,000        210,000             33,550         3,355
  Redemptions-
    $100 par $9.375                                                            (16,650)       (1,665)
-----------------------------------------------------------------------------------------------------
Balance, December 31, 1998                 5,700,000        210,000             16,900         1,690
  Redemptions-
    $100 par $9.375                                                            (16,900)       (1,690)
-----------------------------------------------------------------------------------------------------
Balance, December 31, 1999                 5,700,000       $210,000                 --       $    --
=====================================================================================================




The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                               THE TOLEDO EDISON COMPANY

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                    For the Years Ended
                                                                        December 31,
                                                                    -------------------           Nov. 8-         Jan. 1-
                                                                    1999          1998        Dec. 31, 1997    Nov. 7, 1997
---------------------------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)        |
                                                                                                           |
CASH FLOWS FROM OPERATING ACTIVITIES:                                                                      |
Net Income (Loss)                                               $  99,945     $ 106,582         $  7,616   |    $(150,132)
Adjustments to reconcile net income (loss) to net                                                          |
  cash from operating activities:                                                                          |
    Provision for depreciation and amortization                   103,725       106,433           14,860   |       98,986
    Nuclear fuel and lease amortization                            25,166        24,071            5,316   |       30,354
    Deferred income taxes, net                                     27,551        38,840            1,386   |     (121,002)
    Investment tax credits, net                                    (1,922)       (2,595)            (400)  |       (3,601)
    Allowance for equity funds used during construction                --            --              (61)  |         (776)
    Extraordinary item                                                 --            --               --   |      295,233
    Receivables                                                     5,242       (32,169)           1,923   |          317
    Materials and supplies                                            418        (2,463)          (4,430)  |        6,543
    Accounts payable                                              (20,898)        4,559          (12,989)  |       18,679
    Other                                                           1,427        19,172          (29,443)  |       55,233
                                                                ---------      --------         --------   |     --------
      Net cash provided from (used for) operating activities      240,654       262,430          (16,222)  |      229,834
                                                                ---------      --------         --------   |     --------
                                                                                                           |
CASH FLOWS FROM FINANCING ACTIVITIES:                                                                      |
New Financing-                                                                                             |
    Long-term debt                                                 89,330         3,629               --   |      149,804
    Short-term borrowings, net                                     33,876            --               --   |           --
Redemptions and Repayments-                                                                                |
    Preferred stock                                                 1,690         1,665               --   |        1,665
    Long-term debt                                                226,695        90,929               --   |       85,419
Dividend Payments-                                                                                         |
    Common stock                                                  106,351        50,483               --   |           --
    Preferred stock                                                16,238        16,378            4,156   |       12,589
                                                                ---------      --------         --------   |     --------
      Net cash provided from (used for) financing                                                          |
       activities                                                (227,768)     (155,826)          (4,156)  |       50,131
                                                                ---------      --------         --------   |     --------
CASH FLOWS FROM INVESTING ACTIVITIES:                                                                      |
Property additions                                                107,338        45,870            6,568   |       36,680
Loans to associated companies                                          --        60,434               --   |           --
Loan payments from associated companies                           (93,373)           --          (15,297)  |      (25,718)
Capital trust investments                                         (15,308)       (2,111)          (7,314)  |      320,187
Other                                                              18,057        20,441           (6,585)  |       10,350
                                                                ---------     ---------         --------   |    ---------
      Net cash used for (provided from) investing activities       16,714       124,634          (22,628)  |      341,499
                                                                ---------     ---------         --------   |    ---------
Net increase (decrease) in cash and cash equivalents               (3,828)      (18,030)           2,250   |      (61,534)
Cash and cash equivalents at beginning of period                    4,140        22,170           19,920   |       81,454
                                                                ---------     ---------         --------   |    ---------
Cash and cash equivalents at end of period                      $     312     $   4,140         $ 22,170   |    $  19,920
                                                                =========     =========         ========   |    =========
SUPPLEMENTAL CASH FLOWS INFORMATION:                                                                       |
Cash Paid During the Period-                                                                               |
  Interest (net of amounts capitalized)                         $  84,538     $  93,828         $ 16,652   |    $  72,757
                                                                =========     =========         ========   |    =========
  Income taxes                                                  $  40,461     $   6,935         $ 28,000   |    $  25,300
                                                                =========     =========         ========   |    =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                  THE TOLEDO EDISON COMPANY

                                              CONSOLIDATED STATEMENTS OF TAXES
                                                            For the Years Ended
                                                                December 31,
                                                            --------------------        Nov. 8-          Jan. 1-
                                                             1999         1998       Dec. 31, 1997    Nov. 7, 1997
------------------------------------------------------------------------------------------------------------------
                                                                            (In thousands)          |
                                                                                                    |
GENERAL TAXES:                                                                                      |
Real and personal property                                 $ 44,280     $ 44,993       $   5,998    |   $  40,495
State gross receipts                                         35,706       35,114           5,826    |      28,590
Social security and unemployment                              6,801        5,065             818    |       4,444
Other                                                         1,075        1,489             484    |       3,897
                                                           --------     --------       ---------    |   ---------
  Total general taxes                                      $ 87,862     $ 86,661       $  13,126    |   $  77,426
                                                           ========     ========       =========    |   =========
PROVISION FOR INCOME TAXES:                                                                         |
Currently payable-                                                                                  |
  Federal                                                  $ 29,728     $ 22,767       $   2,859    |   $  55,192
  State*                                                      1,489        1,954             209    |          --
                                                           --------     --------       ---------    |   ---------
                                                             31,217       24,721           3,068    |      55,192
                                                           --------     --------       ---------    |   ---------
Deferred, net-                                                                                      |
  Federal                                                    27,745       38,851           1,404    |    (121,002)
  State*                                                       (194)         (11)            (18)   |          --
                                                           --------     --------       ---------    |   ---------
                                                             27,551       38,840           1,386    |    (121,002)
                                                           --------     --------       ---------    |   ---------
Investment tax credit amortization                           (1,922)      (2,595)           (400)   |      (3,601)
                                                           --------     --------       ---------    |   ---------
  Total provision for income taxes                         $ 56,846     $ 60,966       $   4,054    |   $ (69,411)
                                                           ========     ========       =========    |   =========
INCOME STATEMENT CLASSIFICATION                                                                     |
OF PROVISION FOR INCOME TAXES:                                                                      |
Operating income                                           $ 50,205     $ 54,428       $   2,722    |   $  31,253
Other income                                                  6,641        6,538           1,332    |       2,667
Extraordinary item                                               --           --              --    |    (103,331)
                                                           --------     --------       ---------    |   ---------
  Total provision for income taxes                         $ 56,846     $ 60,966       $   4,054    |   $ (69,411)
                                                           ========     ========       =========    |   =========
RECONCILIATION OF FEDERAL INCOME TAX                                                                |
EXPENSE AT STATUTORY RATE TO TOTAL                                                                  |
PROVISION FOR INCOME TAXES:                                                                         |
Book income before provision for income taxes              $156,791     $167,548       $  11,670    |   $(219,543)
                                                           ========     ========       =========    |   =========
Federal income tax expense at statutory rate               $ 54,877     $ 58,642       $   4,085    |   $ (76,840)
Increases (reductions) in taxes resulting from-                                                     |
  Amortization of investment tax credits                     (1,922)      (2,595)           (400)   |      (3,601)
  Depreciation                                                   --           --              --    |       3,428
  Amortization of tax regulatory assets                      (1,735)      (1,739)           (145)   |          --
  Amortization of goodwill                                    4,280        4,421             670    |          --
  Other, net                                                  1,346        2,237            (156)   |       7,602
                                                           --------     --------       ---------    |   ---------
  Total provision for income taxes                         $ 56,846     $ 60,966       $   4,054    |   $ (69,411)
                                                           ========     ========       =========    |   =========
ACCUMULATED DEFERRED INCOME TAXES                                                                   |
AT DECEMBER 31:                                                                                     |
Property basis differences                                 $195,326     $195,948       $ 190,636    |
Deferred nuclear expense                                     76,449       79,355          83,052    |
Deferred sale and leaseback costs                           (21,443)     (20,623)        (17,431)   |
Unamortized investment tax credits                          (18,324)     (19,515)        (20,960)   |
Unused alternative minimum tax credits                      (30,055)     (66,322)       (108,156)   |
Other                                                       (29,717)     (17,522)        (22,598)   |
                                                           --------     --------       ---------    |
  Net deferred income tax liability                        $172,236     $151,321       $ 104,543    |
                                                           ========     ========       =========    |

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

          The Company and CEI sell on a daily basis substantially all of their retail customer accounts receivable to Centerior Funding Corporation (Centerior Funding), a wholly owned subsidiary of CEI, under an asset-backed securitization agreement which expires in 2001. In July 1996, Centerior funding completed a public sale of $150 million of receivables-backed investor certificates in a transaction that qualified for sale accounting treatment.

REGULATORY PLAN-

          FirstEnergy's Rate Reduction and Economic Development Plan for the Company was approved in January 1997, to be effective upon consummation of the merger. The regulatory plan was to maintain current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $93 million (approximately 15 percent below current levels). The regulatory plan also revised the Company's fuel cost recovery method. The Company formerly recovered fuel-related costs not otherwise included in base rates from retail customers through a separate energy rate. In accordance with the regulatory plan, the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which are expected to reduce operating revenues for the Company by approximately $111 million during the regulatory plan period.

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

          FirstEnergy, on behalf of its Ohio electric utility operating companies - the Company, CEI and Ohio Edison Company (OE) - on December 22, 1999 refiled its transition plan under Ohio's new electric utility restructuring law. The plan was originally filed with the PUCO on October 4, 1999, but was refiled to conform to PUCO rules established on November 30, 1999. The new filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The PUCO indicated that it will endeavor to issue its order in FirstEnergy's case within 275 days of the initial October filing date.

          The transition plan itemizes, or unbundles, the current price of electricity into its component elements - including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's filing also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Under the plan, customers who remain with the Company as their generation provider will continue to receive savings under the Company's rate plans, expected to total $96 million between 2000 and 2005. In addition, FirstEnergy's Ohio utility customers will save $358 million through reduced charges for taxes and a five percent reduction in the price of generation for residential customers beginning January 1, 2001. Customer prices are expected to be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposes recovery of the Company's generation-related transition costs of approximately $859 million ($764 million, net of deferred income taxes) over the market development period; its transition costs related to regulatory assets aggregating approximately $842 million ($573 million, net of deferred income taxes) will be recovered over the period of 2001 through 2007.

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

          Application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS
71), was discontinued in 1997 with respect to the Company's nuclear operations. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $530 million as of December 31, 1999.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value in 1997), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% (reflecting the nuclear asset fair value adjustment discussed above) in 1999 and 1998 and 2.6% in the post-merger period in 1997.

          Annual depreciation expense includes approximately $9.8 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $422 million in current dollars and (using a 4.0% escalation rate) approximately $1.0 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $101 million for decommissioning through its electric rates from customers through December 31, 1999. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $123.5 million invested in external decommissioning trust funds as of December 31, 1999. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $7.7 million at December 31, 1999 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy
(DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, CEI, Duquesne Light Company (Duquesne), OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), constituted the Central Area Power Coordination Group (CAPCO). The CAPCO companies formerly owned and/or leased, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income.

          On March 26, 1999, FirstEnergy completed its agreements with Duquesne to exchange certain generating assets. All regulatory approvals were received by October 1999. In December 1999, Duquesne transferred 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by CEI, OE and Penn. Under the agreements, Duquesne was no longer a participant in the CAPCO arrangements after the exchange. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 1999 include the following:


                         Utility    Accumulated  Construction  Ownership/
                          Plant    Provision for    Work in    Leasehold
Generating Units        in Service  Depreciation   Progress    Interest
---------------------------------------------------------------------------
                                           (In millions)
Bruce Mansfield
  Units 2 and 3          $ 40.6        $12.6         $ 4.4        18.61%
Beaver Valley Unit 2       58.2          5.7           3.2        19.91%
Davis-Besse               212.1         15.7           4.4        48.62%
Perry                     332.7         26.0           4.9        19.91%
------------------------------------------------------------------------
  Total                  $643.6        $60.0         $16.9
========================================================================


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

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $30 million, which may be carried forward indefinitely, are available to reduce future federal income taxes. Since the Company became a wholly owned subsidiary of FirstEnergy on November 8, 1997, the Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

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

          The following sets forth the funded status of the FirstEnergy plans in 1999 and 1998 and amounts recognized on the Consolidated Balance Sheets as of December 31:

                                                          Other
                              Pension Benefits     Postretirement Benefits
                            --------------------   -----------------------
                                1999       1998        1999       1998
------------------------------------------------------------------------
                                        (In millions)
Change in benefit
 obligation:
Benefit obligation as
 of January 1                $1,500.1    $1,327.5   $ 601.3     $ 534.1
Service cost                     28.3        25.0       9.3         7.5
Interest cost                   102.0        92.5      40.7        37.6
Plan amendments                  --          44.3      --          40.1
Actuarial loss (gain)          (155.6)      101.6     (17.6)       10.7
Net increase from
 asset swap                      14.8        --        12.5        --
Benefits paid                   (95.5)      (90.8)    (37.8)      (28.7)
-------------------------------------------------------------------------
Benefit obligation
 as of December 31            1,394.1     1,500.1     608.4       601.3
-------------------------------------------------------------------------

Change in plan assets:
Fair value of plan
 assets as of
 January 1                    1,683.0     1,542.5       3.9         2.8
Actual return on
 plan assets                    220.0       231.3       0.6         0.7
Company contribution             --          --         0.4         0.4
Benefits paid                   (95.5)      (90.8)     --          --
-------------------------------------------------------------------------
Fair value of plan
 assets as of
 December 31                  1,807.5     1,683.0       4.9         3.9
-------------------------------------------------------------------------
Funded status of plan           413.4       182.9    (603.5)     (597.4)
Unrecognized
 actuarial loss (gain)         (303.5)     (110.8)     24.9        30.6
Unrecognized prior service
 cost                            57.3        63.0      24.1        27.4
Unrecognized net transition
 obligation (asset)             (10.1)      (18.0)    120.1       129.3
-------------------------------------------------------------------------
Prepaid (accrued) benefit
 cost                        $  157.1    $  117.1   $(434.4)    $(410.1)
=========================================================================
Assumptions used as of
 December 31:
Discount rate                    7.75%       7.00%     7.75%       7.00%
Expected long-term return
 on plan assets                 10.25%      10.25%    10.25%      10.25%
Rate of compensation increase    4.00%      4.00%      4.00%       4.00%



          The Consolidated Balance Sheet classification of Pensions and Other Postretirement Benefits at December 31, 1999 and 1998 includes the Company's share of the net pension liability of $11.8 million and $17.3 million, respectively; and the Company's share of the accrued postretirement benefit liability of $110.2 million and $105.0 million, respectively.

          Net pension and other postretirement benefit costs for the three years ended December 31, 1999 (FirstEnergy plans in 1999 and 1998 and Centerior plans in 1997) were computed as follows:

                                                Pension Benefits            Other Postretirement Benefits
                                          -------------------------------  -----------------------------
                                                               1997                           1997
                                                        -----------------              -------------------
                                                        Nov. 8-   Jan. 1-               Nov. 8-   Jan. 1-
                                        1999    1998    Dec. 31   Nov. 7   1999  1998   Dec. 31   Nov. 7
--------------------------------------------------------------------------------------------------------
                                                                |     (In millions)            |
                                                                |                              |
Service cost                          $  28.3  $ 25.0    $ 2.3  | $ 11.1  $ 9.3  $ 7.5   $0.5  |  $ 1.8
Interest cost                           102.0    92.5      6.1  |   25.4   40.7   37.6    2.8  |   13.5
Expected return on plan assets         (168.1) (152.7)    (7.7) |  (38.0)  (0.4)  (0.3)  --    |   --
Amortization of transition                                      |                              |
 obligation (asset)                      (7.9)   (8.0)    --    |   (3.0)   9.2    9.2   --    |    6.4
Amortization of prior service cost        5.7     2.3     --    |    1.1    3.3   (0.8)  --    |   --
Recognized net actuarial loss (gain)     --      (2.6)    --    |   (0.5)  --     --     --    |   (0.9)
Voluntary early retirement                                      |                              |
 program expense                         --      --       23.0  |    4.8   --     --     --    |   --
----------------------------------------------------------------|--------------------------------------
Net benefit cost                       $(40.0) $(43.5)   $23.7  | $  0.9  $62.1  $53.2   $3.3  |  $20.8
================================================================|==============================|=======
Company's share of total plan                                   |                              |
 costs                                 $ (8.3) $ (1.1)   $ 5.7  | $  3.5  $12.6  $ 7.5   $1.5  |  $ 8.9
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

          The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $104.3 million, $98.5 million, $16.8 million and $87.4 million in 1999, in 1998, the November 8-December 31, 1997 period and the January 1-November 7, 1997 period, respectively. This sale is expected to continue through the end of the lease period. (See Note 2.)

          FirstEnergy and, prior to 1999, the Service Company (formerly a wholly owned subsidiary of Centerior and now a wholly owned subsidiary of FirstEnergy) provided support services at cost to the Company and other affiliated companies. FirstEnergy billed the Company $59.4 million in 1999 and the Service Company billed the Company $39.0 million, $13.9 million and $51.5 million in 1998, the November 8-December 31, 1997 period and the January 1-November 7, 1997 period, respectively, for such services.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. At December 31, 1998, cash and cash equivalents included $4 million to be used for the redemption of long-term debt in 1999. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $8.5 million, $27.9 million, $2.7 million and $11.7 million in 1999, 1998, the November 8-December 31, 1997 period and the January 1-November 7, 1997 period, respectively.

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

                                           1999                 1998
--------------------------------------------------------------------------
                                    Carrying    Fair    Carrying     Fair
                                     Value     Value      Value      Value
--------------------------------------------------------------------------
                                                (In millions)
Long-term debt                        $995     $1,002    $1,098     $1,174
Preferred stock                       $ --     $   --    $    2     $    2
Investments other than cash and
 cash equivalents:
  Debt securities
  - (Maturing in more than 10 years)  $293     $  270    $  308     $  301
  Equity securities                      3          3         3          3
  All other                            124        128       103        105
--------------------------------------------------------------------------
                                      $420     $  401    $  414     $  409
==========================================================================



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

          The Company discontinued the application of SFAS 71 for its nuclear operations in October 1997 when implementation of the regulatory plan became probable. The regulatory plan does not provide for full recovery of the Company's nuclear operations. In accordance with SFAS No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of SFAS 71," the Company was required to remove from its balance sheet all regulatory assets and liabilities related to the portion of its business for which SFAS 71 was discontinued and to assess all other assets for impairment. Regulatory assets attributable to nuclear operations of $295.2 million ($191.9 million after taxes) were written off as an extraordinary item in October 1997. The regulatory assets attributable to nuclear operations written off represent the net amounts due from customers for future federal income taxes when the taxes become payable, which, under the regulatory plan, are no longer recoverable from customers. The remainder of the Company's business continues to comply with the provisions of SFAS 71. All remaining regulatory assets of the Company continue to be recovered through rates applicable for the nonnuclear portion of the Company's business. For financial reporting purposes, the net book value of the nuclear generating units was not impaired as a result of the regulatory plan.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                         1999           1998
---------------------------------------------------------------
                                            (In millions)
Nuclear unit expenses                   $192.8         $200.1
Rate stabilization program deferrals     156.2          164.1
Sale and leaseback costs                  33.7           41.3
Loss on reacquired debt                   18.3           20.0
Other                                    (15.7)          (7.8)
-----------------------------------------------------------------
    Total                               $385.3         $417.7
=================================================================



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

          As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 1999 were approximately $1.1 billion.)

          Nuclear fuel is currently financed for the Company and CEI through leases with a special-purpose corporation. As of December 31, 1999, $116 million of nuclear fuel ($44 million for the Company) was financed under a lease financing arrangement totaling $145 million ($30 million of intermediate-term notes and $115 million from bank credit arrangements). The notes mature in August 2000 and the bank credit arrangements expire in September 2000. Lease rates are based on intermediate-term note rates, bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 1999 are summarized as follows:

                                              Nov. 8 -      Jan. 1 -
                           1999      1998  Dec. 31, 1997  Nov. 7, 1997
------------------------------------------------------------------------
                                           (In millions)
Operating leases
  Interest element        $ 61.4    $ 59.2      $28.0        $  57.4
  Other                     45.3      44.9       13.5           23.1
Capital leases
  Interest element           5.3       4.9        1.0            6.0
  Other                     30.4      25.1        5.3           30.4
----------------------------------------------------------------------
  Total rentals           $142.4    $134.1      $47.8         $116.9
======================================================================


          The future minimum lease payments as of December 31, 1999 are:

                                              Operating Leases
                                       ----------------------------
                               Capital  Lease    Capital
                               Leases  Payments    Trust      Net
--------------------------------------------------------------------
                                              (In millions)
2000                           $24.6   $  104.8   $ 35.4   $   69.4
2001                            14.0      108.0     36.4       71.6
2002                             7.3      111.0     37.9       73.1
2003                             2.4      111.7     36.0       75.7
2004                             0.9       97.9     24.3       73.6
Years thereafter                 0.4    1,220.5    297.2      923.3
--------------------------------------------------------------------
Total minimum lease payments    49.6   $1,753.9   $467.2   $1,286.7
Interest portion                 4.4   ========   ======   ========
-------------------------------------
Present value of net minimum
  lease payments                45.2
Less current portion            19.7
------------------------------------
Noncurrent portion            $ 25.5
====================================


          The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of first mortgage bonds due in 2000, 2004 and 2007 to a trust as security for the issuance of a like principal amount of secured notes due in 2000, 2004 and 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduce lease costs related to that transaction.

3.  CAPITALIZATION:

  (A)  RETAINED EARNINGS-

          The Company has a provision in its mortgage applicable to $34.925 million of its 8.00% First Mortgage Bonds due 2003 that requires common stock dividends to be paid out of its total balance of retained earnings. The merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

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

          The preferred dividend rates on the Company's Series A and Series B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.00% and 7.13%, respectively, in 1999.

          The Company has 5 million authorized and unissued shares of preference stock with a $25 par value.

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

  (D)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          All preferred stock subject to mandatory redemption outstanding as of December 31, 1998 was redeemed during 1999.

  (E)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

          Based on the amount of bonds authenticated by the Trustee through December 31, 1999, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $0.4 million. The Company expects to deposit funds in 2000 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                        (In millions)
                --------------------
                2000          $ 76.0
                2001            35.1
                2002           196.0
                2003            96.2
                2004           268.7
                --------------------

          The Company and CEI have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively (see Note 2).

4.  SHORT-TERM BORROWINGS:

          FirstEnergy has a $150 million revolving credit facility that expires in November 2000. FirstEnergy may borrow under the facility and could transfer any of its borrowed funds to the Company and CEI, with all borrowings jointly and severally guaranteed by the Company and CEI. The credit agreement is secured with first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively. The credit agreement also provides the participating banks with a subordinate mortgage security interest in the properties of the Company and CEI. The banks' fee is 0.50% per annum payable quarterly in addition to interest on any borrowings. (FirstEnergy had $90 million of borrowings under the facility at December 31, 1999.) Also, the Company may borrow from its affiliates on a short-term basis. At December 31, 1999, the Company had total short-term borrowings of $33.9 million from its affiliates with a weighted average interest rate of approximately 6.5%.

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $259 million for property additions and improvements from 2000-2004, of which approximately $97 million is applicable to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $113 million, of which approximately $39 million applies to 2000. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $106 million and $23 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $77.9 million per incident but not more than $8.8 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $276.4 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $8.8 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $33 million, which is included in the construction forecast provided under "Capital Expenditures" for 2000 through 2004.

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

          The Company has been named as a "potentially responsible party"
(PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $0.6 million as of December 31, 1999, based on estimates of the costs of cleanup and the proportionate responsibility of other PRPs for such costs. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.


6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 1999 and 1998.

                              March 31,   June 30,  September 30,  December 31,
Three Months Ended              1999        1999        1999           1999
-------------------------------------------------------------------------------
                                               (In millions)
Operating Revenues              $224.3     $235.2      $233.7         $228.0
Operating Expenses and Taxes     175.6      195.7       191.0          195.2
Operating Income                  48.7       39.5        42.7           32.8
Other Income                       2.9        3.2         2.8            3.7
Net Interest Charges              19.5       19.5        19.2           18.2
-----------------------------------------------------------------------------
Net Income                      $ 32.1     $ 23.2      $ 26.3         $ 18.3
=============================================================================
Earnings on Common Stock        $ 28.1     $ 19.1      $ 22.3         $ 14.2
=============================================================================

                              March 31,   June 30,  September 30,  December 31,
Three Months Ended              1998        1998        1998           1998
-------------------------------------------------------------------------------
                                               (In millions)
Operating Revenues              $221.1     $239.7      $253.3         $243.0
Operating Expenses and Taxes     169.1      201.9       202.1          203.7
Operating Income                  52.0       37.8        51.2           39.3
Other Income                       3.8        3.1         2.7            2.6
Net Interest Charges              21.8       21.8        21.2           21.1
----------------------------------------------------------------------------
Net Income                      $ 34.0     $ 19.1      $ 32.7         $ 20.8
============================================================================
Earnings on Common Stock        $ 32.6     $ 15.0      $ 28.5         $ 16.9
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

          Accumulated amortization of goodwill was approximately $27 million as of December 31, 1999. The merger purchase accounting adjustments included recognizing estimated severance and other compensation liabilities ($24 million). The amount charged against the liability in 1998 relating to the costs of involuntary employee separation was $11 million. The liability was subsequently reduced to zero as of December 31, 1998. The liability adjustment was offset by a corresponding reduction to goodwill recognized in connection with the Centerior acquisition.

          The following pro forma statement of income for the Company gives effect to the OE-Centerior merger as if it had been consummated on January 1, 1996, with the purchase accounting adjustments actually recognized in the business combination.

                                  Year Ended
                                  December 31,
                                     1997
-----------------------------------------------
                                 (In millions)
Operating Revenues                     $895
Operating Expenses and Taxes            742
                                       ----
Operating Income                        153
Other Income                             10
Net Interest Charges                     91
                                       ----
Net Income                             $ 72
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

8.  TERMINATION OF PROPOSED MERGER OF THE COMPANY INTO CEI:

          In March 1994, Centerior announced a plan to merge the Company into CEI. All regulatory approvals were granted (with the exception of the Nuclear Regulatory Commission (NRC) as that application was withdrawn at the NRC's request pending the decision whether to complete this merger). In addition, the preferred shareholders of the Company approved the merger and the preferred shareholders of CEI approved the authorization of additional shares of preferred stock. However, the management of FirstEnergy and the Company have decided not to complete the proposed merger.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, the period from January 1, 1997 to November 7, 1997 (pre-merger), and the period from November 8, 1997 to December 31, 1997 (post-merger), in conformity with generally accepted accounting principles.






                            ARTHUR ANDERSEN LLP


Cleveland, Ohio
February 11, 2000