Form 10-K, Exhibit 13
period 1999-12-31
FIRSTENERGY CORP; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO
filed 2000-03-29
CIK 1031296, 20947, 73960, 77278, 352049

                                               PENNSYLVANIA POWER COMPANY

                                                SELECTED FINANCIAL DATA
                                                  1999        1998          1997          1996          1995
                                                --------    --------      --------      --------      --------
                                                                  (Dollars in thousands)
Operating Revenues                            $  329,234    $323,756    $  323,381    $  322,625    $  314,642
                                              ==========    ========    ==========    ==========    ==========
Operating Income                              $   32,063    $ 58,041    $   50,736    $   62,329    $   67,317
                                              ==========    ========    ==========    ==========    ==========
Income Before Extraordinary Item              $   12,648    $ 39,748    $   31,472    $   40,587    $   38,930
                                              ==========    ========    ==========    ==========    ==========
Net Income                                    $   12,648    $  9,226    $   31,472    $   40,587    $   38,930
                                              ==========    ========    ==========    ==========    ==========
Earnings on Common Stock                      $    8,278    $  4,600    $   26,846    $   35,961    $   34,155
                                              ==========    ========    ==========    ==========    ==========
Total Assets                                  $1,015,616    $977,772    $1,034,457    $1,074,578    $1,151,990
                                              ==========    ========    ==========    ==========    ==========
CAPITALIZATION:
Common Stockholder's Equity                   $  199,608    $275,281    $  291,977    $  286,504    $  271,920
Preferred Stock-
  Not Subject to Mandatory Redemption             39,105      50,905        50,905        50,905        50,905
  Subject to Mandatory Redemption                 15,000      15,000        15,000        15,000        15,000
Long-Term Debt                                   274,821     287,689       289,305       310,996       338,670
                                              ----------    --------    ----------    ----------    ----------
Total Capitalization                          $  528,534    $628,875    $  647,187    $  663,405    $  676,495
                                              ==========    ========    ==========    ==========    ==========

CAPITALIZATION RATIOS:
Common Stockholder's Equity                         37.8%       43.8%         45.1%         43.2%         40.2%
Preferred Stock-
  Not Subject to Mandatory Redemption                7.4         8.1           7.9           7.7           7.5
  Subject to Mandatory Redemption                    2.8         2.4           2.3           2.2           2.2
Long-Term Debt                                      52.0        45.7          44.7          46.9          50.1
                                                   -----       -----         -----         -----         -----
Total Capitalization                               100.0%      100.0%        100.0%        100.0%        100.0%
                                                   =====       =====         =====         =====         =====
TRANSMISSION AND DISTRIBUTION
KILOWATT-HOUR SALES (Millions):
Residential                                        1,325       1,278         1,238         1,254         1,195
Commercial                                         1,105       1,069         1,013           996           938
Industrial                                         1,495       1,439         1,659         1,693         1,558
Other                                                  6           6             6             6             6
                                                   -----       -----         -----         -----         -----
Total Retail                                       3,931       3,792         3,916         3,949         3,697
Total Wholesale                                    1,118         964           901         1,106         1,080
                                                   -----       -----         -----         -----         -----
Total                                              5,049       4,756         4,817         5,055         4,777
                                                   =====       =====         =====         =====         =====

CUSTOMERS SERVED:
Residential                                      117,440     124,304       129,316       127,936       126,480
Commercial                                        16,307      16,924        16,738        16,531        16,317
Industrial                                           175         206           241           225           223
Other                                                 87          86            97            99            97
                                                 -------     -------       -------       -------       -------
Total                                            134,009     141,520       146,392       144,791       143,117
                                                 =======     =======       =======       =======       =======

Generating Capability:
Coal                                                41.4%       72.1%         72.1%         72.1%         72.1%
Oil                                                  1.5         3.0           3.0           3.0           3.0
Nuclear                                             57.1        24.9          24.9          24.9          24.9
                                                   -----       -----         -----         -----         -----
Total                                              100.0%      100.0%        100.0%        100.0%        100.0%
                                                   =====       =====         =====         =====         =====

SOURCES OF ELECTRIC GENERATION:
Coal                                                61.1%       76.9%         73.8%         67.6%         65.6%
Nuclear                                             38.9        23.1          26.2          32.4          34.4
                                                   -----       -----         -----         -----         -----
Total                                              100.0%      100.0%        100.0%        100.0%        100.0%
                                                   =====       =====         =====         =====         =====
NUMBER OF EMPLOYEES                                  895         888           997         1,015         1,220
                                                     ===         ===           ===         =====         =====



                         PENNSYLVANIA POWER COMPANY

                         MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF RESULTS OF OPERATIONS
                           AND FINANCIAL CONDITION


Results of Operations

Electric Sales

          Operating revenues increased $5.5 million in 1999 from 1998 due primarily to higher kilowatt-hour sales to wholesale customers. In 1999, approximately 5% of our retail customers selected an alternative energy supplier, which slightly decreased our operating revenues from retail customers. Although we did not provide the generation of power to these customers, we continue to provide the transmission and distribution of this power through our system. As a result of increased service area demand, the kilowatt-hour sales through our system increased to each of our retail customer groups. Sales to residential, commercial and industrial customers increased by 3.7%, 3.4% and 3.9%, respectively. Available internal generation aided sales to wholesale customers which increased by $5.6 million in 1999 compared to 1998.

          In 1998, residential and commercial kilowatt-hour sales increased 3.3% and 7.5%, respectively, but were more than offset by a 13.4% decrease in industrial sales volume. Closure of an electric arc furnace at Caparo Steel Company in August 1997 and a general decline in electricity demand by steel manufacturers due to intense foreign competition contributed to lower industrial kilowatt-hour sales in 1998.

Operating Expenses and Taxes

          Total operating expenses and taxes increased $31.5 million in 1999 from 1998. The increase resulted from higher operation and maintenance expenses in all major categories. In 1998, operating expenses and taxes decreased $6.9 million reflecting lower operation and maintenance expenses, as well as reduced depreciation and amortization expense.

          Fuel and purchased power increased in 1999 from the prior year. The Duquesne Light Company (Duquesne) asset swap resulted in one-time costs of $6.8 million recorded as fuel expenses in 1999, which contributed to our higher fuel and purchased power costs. In 1998, most of the increase in fuel and purchased power occurred in the second quarter and resulted from a combination of factors. Record heat and humidity in late June 1998, coincided with a regional power shortage which resulted in high prices for purchased power. Due in part to an unscheduled outage at Beaver Valley Unit 1, we purchased significant amounts of power from the spot market during that period resulting in higher purchased power costs.

          Nuclear operating costs increased in 1999 from the prior year due to a refueling outage at the Perry Plant and increased ownership of the Beaver Valley Plant following the asset swap in early December 1999. Nuclear costs were lower in 1998, compared to 1997, due primarily to lower refueling outage cost levels. Other operating costs also increased in 1999 from the prior year principally due to higher customer and sales expenses including expenditures for energy marketing programs, information system requirements and an increase in employee benefit expense as well as higher distribution costs from storm repair and overhead line maintenance. The absence of costs related to a 1997 voluntary retirement program and a charge for uncollectible customer accounts in 1997 contributed to the reduction in other operating costs in 1998.

          Depreciation and amortization expense increased by $2.9 million in 1999 compared to the prior year. Amortization of regulatory assets related to our rate restructuring plan, which began in 1999, more than offset the lower depreciation expense resulting from reduced nuclear investments following an extraordinary charge in June 1998 as discussed below. As a result of the nuclear investment write-down, depreciation and amortization declined in 1998 as compared to 1997. General taxes increased in 1999 from the prior year principally due to increased state gross receipts taxes resulting from additional taxable receipts and an adjustment to real estate taxes resulting from new Pennsylvania legislation.

Extraordinary Item

          The Pennsylvania Public Utility Commission's (PPUC) authorization of our rate restructuring plan led to the discontinued application of Statement of Financial Accounting Standards No. 71 (SFAS 71), "Accounting for the Effects of Certain Types of Regulation," to our generation business in 1998. This resulted in an after-tax write-down in 1998 of $30.5 million of our nuclear generation unit investment and the recognition of a portion of such investment -- recoverable through future customer rates -- as a regulatory asset.

Earnings on Common Stock

          Earnings on common stock increased to $8.3 million in 1999 from $4.6 million in 1998. The increase was primarily due to the absence of the extraordinary charge recognized in 1998, which was substantially offset by increased operating expenses in 1999. The loss of a small portion of our retail customers resulting from alternative energy suppliers also held back our revenue growth. The asset swap with Duquesne resulted in one-time costs and additional nuclear expenses related to increased ownership of the Beaver Valley Plant in 1999. The decrease in earnings on common stock to $4.6 million in 1998 from $26.8 million in 1997 was due primarily to the extraordinary charge in 1998.

Capital Resources and Liquidity

          We had about $21.1 million of cash and temporary investments and no short-term indebtedness as of December 31, 1999. Also we had a $2 million bank facility that provides for borrowings on a short-term basis at the bank's discretion. At the end of 1999, we had the capability to issue $114 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based on our earnings test under our charter, we could not issue any additional preferred stock at year end.

          Our cash requirements in 2000 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing new securities. We have cash requirements of approximately $110 million for the 2000-2004 period to meet scheduled maturities of long-term debt. Of that amount, approximately $29 million relates to 2000.

          Our capital spending for the period 2000-2004 is expected to be about $234 million (excluding nuclear fuel), of which approximately $38 million applies to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $90 million, of which about $24 million relates to 2000. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $86 million and $18 million, respectively, as the nuclear fuel is consumed.

          On December 3, 1999, we completed the exchange of generating assets between Duquesne and FirstEnergy, which increased FirstEnergy's portfolio of generation resources. Duquesne transferred 1,436 megawatts at five generating plants in exchange for 1,328 megawatts at three plants owned by FirstEnergy operating companies. In the exchange, we received all of Duquesne's ownership interest in the Beaver Valley Plant, and an additional interest in the Bruce Mansfield Plant while providing Duquesne with our ownership interest in the New Castle Plant.

          At the end of 1999, we transferred our interest in Penn Power Energy, Inc., a wholly owned subsidiary selling energy in Pennsylvania's unregulated generation market, to FirstEnergy Services Corp., an affiliated company. For FirstEnergy, the transaction centralized unregulated electricity sales and marketing activities in one entity.

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

Comparison of Carrying Value to Fair Value
----------------------------------------------------------------------------
                                                        There-        Fair
                       2000   2001   2002   2003   2004  after  Total  Value
----------------------------------------------------------------------------
                                    (Dollars in millions)
Investments other
 than Cash and
 Cash Equivalents:
Fixed Income                                             $ 73    $ 73   $ 73
  Average interest
   rate                                                   5.2%    5.2%
----------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------
Long-term Debt:
Fixed rate            $ 29   $  1   $  1   $ 41   $ 35   $160    $267   $264
  Average interest
   rate                6.6%   9.7%   9.7%   7.6%   6.6%   7.0%    7.0%
Variable rate                                            $ 16    $ 16   $ 15
  Average interest rate                                   5.6%    5.6%
----------------------------------------------------------------------------
Preferred Stock                     $  1   $  1          $ 13    $ 15   $ 14
  Average dividend rate              7.6%   7.6%          7.6%    7.6%
----------------------------------------------------------------------------


Outlook

          We continue to face many competitive challenges as the electric utility industry undergoes significant changes, including changing regulation and the entrance of more energy suppliers into the marketplace. The increased ownership interests in the Beaver Valley Plant and the Bruce Mansfield Plant resulting from the Duquesne asset swap will result in increased operating cost pressures in the future. Application of SFAS 71 was discontinued for the generation portion of our business in 1998 following PPUC approval of our restructuring plan. Under the plan, a phase-in period for customer choice began with 66% of our customers able to select their energy supplier that began on January 2, 1999, with all remaining customers able to select their energy providers starting January 1, 2001. We are entitled to recover $236 million of stranded costs through a competitive transition charge that started in 1999 and ends in 2006.

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

          On October 27, 1999, the Federal Energy Regulatory Commission
(FERC) approved FirstEnergy's plan to transfer our transmission assets and those of OE, The Cleveland Electric Illuminating Company and The Toledo Edison Company to American Transmission Systems Inc. (ATSI). PPUC and Securities and Exchange Commission regulatory approvals are also required. The new FirstEnergy subsidiary represents a first step toward the goal of establishing or becoming part of a larger independent, regional transmission organization (RTO). In working toward that goal, FirstEnergy joined with four other companies -- American Electric Power, Consumers Energy, Detroit Edison and Virginia Power -- to form the Alliance RTO. On June 3, 1999, the Alliance submitted an application to FERC to form an independent, for profit RTO. On December 15, 1999, FERC issued an order conditionally approving the Alliance's application.

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

Year 2000 Update

          Based on the results of our remediation and testing efforts, we filed documents with the North American Electric Reliability Council, Nuclear Regulatory Commission and PPUC that as of June 30, 1999, our generation, transmission, and distribution systems were ready to serve customers in the year 2000. We have since experienced no failures or interruptions of service to our customers resulting from the Year 2000 issue, which was consistent with our expectations. We spent $4.6 million on Year 2000 related costs through December 31, 1999, which was slightly lower than previously estimated. Of this total, $3.4 million was capitalized since those costs are attributable to the purchase of new software for total system replacements because the Year 2000 solution comprises only a portion of the benefits resulting from the system replacements. The remaining $1.2 million was expensed as incurred. We do not believe there are any continuing Year 2000 issues to be addressed, nor any additional material Year 2000 expenditures.

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


                                                    PENNSYLVANIA POWER COMPANY

                                                       STATEMENTS OF INCOME
For the Years Ended December 31,                                  1999         1998         1997
--------------------------------------------------------------------------------------------------
                                                                           (In thousands)
OPERATING REVENUES                                              $329,234     $323,756     $323,381
                                                                --------     --------     --------
OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                        87,128       76,801       67,345
  Nuclear operating costs                                         36,915       22,968       26,220
  Other operating costs                                           65,079       52,348       66,518
                                                                --------     --------     --------
    Total operation and maintenance expenses                     189,122      152,117      160,083
  Provision for depreciation and amortization                     62,182       59,264       64,628
  General taxes                                                   28,110       22,540       22,379
  Income taxes                                                    17,757       31,794       25,555
                                                                --------     --------     --------
    Total operating expenses and taxes                           297,171      265,715      272,645
                                                                --------     --------     --------
OPERATING INCOME                                                  32,063       58,041       50,736

OTHER INCOME                                                       1,438        2,485        2,760
                                                                --------     --------     --------
INCOME BEFORE NET INTEREST CHARGES                                33,501       60,526       53,496
                                                                --------     --------     --------

NET INTEREST CHARGES:
  Interest on long-term debt                                      19,268       19,255       20,458
  Interest on nuclear fuel obligations                                90           28          276
  Allowance for borrowed funds used during construction             (464)        (294)        (414)
  Other interest expense                                           1,959        1,789        1,704
                                                                --------     --------     --------
    Net interest charges                                          20,853       20,778       22,024
                                                                --------     --------     --------
INCOME BEFORE EXTRAORDINARY ITEM                                  12,648       39,748       31,472

EXTRAORDINARY ITEM (NET OF INCOME TAXES) (Note 1)                     --      (30,522)          --
                                                                --------     --------     --------
NET INCOME                                                        12,648        9,226       31,472

PREFERRED STOCK DIVIDEND REQUIREMENTS                              4,370        4,626        4,626
                                                                --------     --------     --------
EARNINGS ON COMMON STOCK                                        $  8,278     $  4,600     $ 26,846
                                                                ========     ========     ========

The accompanying Notes to Financial Statements are an integral part of these statements.


                                              PENNSYLVANIA POWER COMPANY

                                                    BALANCE SHEETS
At December 31,                                                                 1999            1998
------------------------------------------------------------------------------------------------------
                                                                                   (In thousands)
                       ASSETS
UTILITY PLANT:
In service                                                                   $  646,186       $686,771
Less-Accumulated provision for depreciation                                     237,893        291,188
                                                                             ----------       --------
                                                                                408,293        395,583
                                                                             ----------       --------
Construction work in progress-
  Electric plant                                                                 18,558         17,187
  Nuclear fuel                                                                    6,540            508
                                                                             ----------       --------
                                                                                 25,098         17,695
                                                                             ----------       --------
                                                                                433,391        413,278
                                                                             ----------       --------
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts (Note 1)                                   104,775         13,722
Other                                                                            19,784         15,455
                                                                             ----------       --------
                                                                                124,559         29,177
                                                                             ----------       --------
CURRENT ASSETS:
Cash and cash equivalents                                                         5,670          7,485
Notes receivable from parent company (Note 4)                                    15,423         50,000
Receivables-
  Customers (less accumulated provisions of $3,537,000 and $3,599,000,
  respectively, for uncollectible accounts)                                      34,568         34,737
  Associated companies                                                           38,565         34,430
  Other                                                                           8,896         12,472
Materials and supplies, at average cost                                          32,483         15,515
Prepayments                                                                       2,208          2,657
                                                                             ----------       --------
                                                                                137,813        157,296
                                                                             ----------       --------
DEFERRED CHARGES:
Regulatory assets                                                               314,593        371,027
Other                                                                             5,260          6,994
                                                                             ----------       --------
                                                                                319,853        378,021
                                                                             ----------       --------
                                                                             $1,015,616       $977,772
                                                                             ==========       ========
         CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                                  $  199,608       $275,281
Preferred stock-
  Not subject to mandatory redemption                                            39,105         50,905
  Subject to mandatory redemption                                                15,000         15,000
Long-term debt-
  Associated companies                                                           18,007          6,617
  Other                                                                         256,814        281,072
                                                                             ----------       --------
                                                                                528,534        628,875
                                                                             ----------       --------
CURRENT LIABILITIES:
Currently payable long-term debt-
  Associated companies                                                           13,504          5,557
  Other                                                                          29,521            984
Accounts payable-
  Associated companies                                                           26,220          9,676
  Other                                                                          28,903         23,156
Accrued taxes                                                                    21,863         12,849
Accrued interest                                                                  6,592          6,519
Other                                                                            16,506         17,046
                                                                             ----------       --------
                                                                                143,109         75,787
                                                                             ----------       --------
DEFERRED CREDITS:
Accumulated deferred income taxes                                               182,702        212,427
Accumulated deferred investment tax credits                                       7,266          7,787
Nuclear plant decommissioning costs                                             107,816         14,948
Other                                                                            46,189         37,948
                                                                             ----------       --------
                                                                                343,973        273,110
                                                                             ----------       --------

COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 2 and 5)                    ----------       --------
                                                                             $1,015,616       $977,772
                                                                             ==========       ========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.


                                                       PENNSYLVANIA POWER COMPANY

                                                      STATEMENTS OF CAPITALIZATION
At December 31,                                                                                        1999           1998
-------------------------------------------------------------------------------------------------------------------------
                                        (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding             $188,700       $188,700
  Other paid-in capital                                                                                  (310)          (310)
  Retained earnings (Note 3A)                                                                          11,218         86,891
                                                                                                     --------       --------
    Total common stockholder's equity                                                                 199,608        275,281
                                                                                                     --------       --------
                                                   Number of Shares             Optional
                                                     Outstanding            Redemption Price
                                                   ----------------       -------------------
                                                   1999        1998       Per Share  Aggregate
                                                   ----        ----       ---------  ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                         40,000      40,000       $103.13    $ 4,125           4,000          4,000
    4.25%                                         41,049      41,049        105.00      4,310           4,105          4,105
    4.64%                                         60,000      60,000        102.98      6,179           6,000          6,000
    7.64%                                             --      60,000            --         --              --          6,000
    7.75%                                        250,000     250,000            --         --          25,000         25,000
    8.00%                                             --      58,000            --         --              --          5,800
                                                 -------     -------                  -------        --------       --------
      Total not subject to mandatory
       redemption                                391,049     509,049                  $14,614          39,105         50,905
                                                 =======     =======                  =======        --------       --------
  Subject to Mandatory Redemption (Note 3D):
    7.625%                                       150,000     150,000        106.10    $15,915          15,000         15,000
                                                 =======     =======                  =======        --------       --------
LONG-TERM DEBT (Note 3E):
  First mortgage bonds-
    9.740% due 2000-2019                                                                               19,513         20,000
    7.500% due 2003                                                                                    40,000         40,000
    6.375% due 2004                                                                                    20,500         20,500
    6.625% due 2004                                                                                    14,000         14,000
    8.500% due 2022                                                                                    27,250         27,250
    7.625% due 2023                                                                                     6,500          6,500
                                                                                                     --------       --------
      Total first mortgage bonds                                                                      127,763        128,250
                                                                                                     --------       --------
  Secured notes-
    6.080% due 2000                                                                                    23,000         23,000
    8.100% due 2000                                                                                     5,200          5,200
    5.400% due 2013                                                                                     1,000          1,000
    5.400% due 2017                                                                                    10,600         10,600
    7.150% due 2017                                                                                    17,925         17,925
    5.900% due 2018                                                                                    16,800         16,800
    7.150% due 2021                                                                                    14,482         14,482
    6.150% due 2023                                                                                    12,700         12,700
  * 5.450% due 2027                                                                                    10,300         10,300
    6.450% due 2027                                                                                    14,500         14,500
    5.375% due 2028                                                                                     1,734          1,734
    5.450% due 2028                                                                                     6,950          6,950
    6.000% due 2028                                                                                    14,250         14,250
    5.950% due 2029                                                                                       238            238
                                                                                                     --------       --------
      Total secured notes                                                                             149,679        149,679
                                                                                                     --------       --------
  Unsecured notes-
  * 5.900% due 2033                                                                                     5,200             --
                                                                                                     --------       --------
  Other obligations-
    Nuclear fuel                                                                                       31,511         12,174
    Capital leases (Note 2)                                                                             4,160          4,635
                                                                                                     --------       --------
      Total other obligations                                                                          35,671         16,809
                                                                                                     --------       --------
  Net unamortized discount on debt                                                                       (467)          (508)
                                                                                                     --------       --------
  Long-term debt due within one year                                                                  (43,025)        (6,541)
                                                                                                     --------       --------
      Total long-term debt                                                                            274,821        287,689
                                                                                                     --------       --------
TOTAL CAPITALIZATION                                                                                 $528,534       $628,875
                                                                                                     ========       ========


*Denotes variable rate issue with December 31, 1999 interest rate shown.

The accompanying Notes to Financial Statements are an integral part of these statements.


                                                PENNSYLVANIA POWER COMPANY

                                          STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                                                              Accumulated
                                                                                                 Other
                                       Comprehensive                              Other      Comprehensive
                                          Income         Number        Par        Paid-In       Income           Retained
                                        (Note 3B)       of Shares      Value      Capital       (Note 3B)        Earnings
                                       -------------    ---------      -----      -------    -------------       --------
                                                                       (Dollars in thousands)
Balance, January 1, 1997                                6,290,000     $188,700     $(310)        $(103)         $ 98,217
  Net income                              $31,472                                                                 31,472
  Minimum liability for unfunded
   retirement benefits, net of $9,000
   of income taxes                             13                                                   13
                                          -------
  Comprehensive income                    $31,485
                                          =======
  Cash dividends on common stock                                                                                 (21,386)
  Cash dividends on preferred stock                                                                               (4,626)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                              6,290,000      188,700      (310)          (90)          103,677
  Net income                              $ 9,226                                                                  9,226
  Transfer of minimum liability for
   unfunded retirement benefits to
   FirstEnergy                                 90                                                   90
                                          -------
  Comprehensive income                    $ 9,316
                                          =======
  Cash dividends on common stock                                                                                 (21,386)
  Cash dividends on preferred stock                                                                               (4,626)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                              6,290,000      188,700      (310)           --            86,891
  Net income                              $12,648                                                                 12,648
                                          =======
  Transfer of Penn Power Energy
   to FirstEnergy Services Corp.                                                                                   3,302
  Cash dividends on common stock                                                                                 (87,362)
  Cash dividends on preferred stock                                                                               (4,056)
  Premium on redemption of preferred
    stock                                                                                                           (205)
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                              6,290,000     $188,700     $(310)        $  --          $ 11,218
========================================================================================================================




                                            STATEMENTS OF PREFERRED STOCK
                                       Not Subject to          Subject to
                                    Mandatory Redemption  Mandatory Redemption
                                    --------------------  --------------------
                                       Number      Par       Number      Par
                                     of Shares    Value    of Shares    Value
                                     ---------    -----    ---------    -----
                                                (Dollars in thousands)
Balance, January 1, 1997              509,049    $50,905    150,000    $15,000
------------------------------------------------------------------------------
Balance, December 31, 1997            509,049     50,905    150,000     15,000
------------------------------------------------------------------------------
Balance, December 31, 1998            509,049     50,905    150,000     15,000
------------------------------------------------------------------------------
  Redemptions-
    7.64% Series                      (60,000)    (6,000)
    8.00% Series                      (58,000)    (5,800)
------------------------------------------------------------------------------
Balance, December 31, 1999            391,049    $39,105    150,000    $15,000
==============================================================================


The accompanying Notes to Financial Statements are an integral part of these statements.

                                                PENNSYLVANIA POWER COMPANY

                                                 STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                  1999          1998           1997
----------------------------------------------------------------------------------------------------
                                                                           (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $ 12,648      $  9,226        $31,472
Adjustments to reconcile net income to net cash
 from operating activities:
  Provision for depreciation and amortization                    62,182        59,264         64,628
  Nuclear fuel and lease amortization                             8,423         5,418          7,172
  Other amortization, net                                            --          (330)        (1,187)
  Deferred income taxes, net                                    (16,207)      (20,007)        (6,631)
  Investment tax credits, net                                    (3,111)       (2,289)        (2,331)
  Extraordinary item                                                 --        51,730             --
  Receivables                                                      (390)      (20,680)         6,515
  Materials and supplies                                            389          (542)          (704)
  Accounts payable                                               22,291         3,293         (4,476)
  Other                                                          15,899         3,148         (5,707)
                                                               --------      --------        -------
    Net cash provided from operating activities                 102,124        88,231         88,751
                                                               --------      --------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Long-term debt                                                  5,200         1,563          9,942
Redemptions and Repayments-
  Preferred stock                                                12,005            --             --
  Long-term debt                                                  8,675         6,088         39,464
Dividend Payments-
  Common stock                                                   87,362        21,386         21,386
  Preferred stock                                                 4,055         4,626          4,626
                                                               --------      --------        -------
    Net cash used for financing activities                      106,897        30,537         55,534
                                                               --------      --------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                               21,964        16,495         14,513
Loan to parent                                                       --        32,500         15,000
Loan payment from parent                                        (34,577)           --             --
Other                                                             9,655         1,874          4,431
                                                               --------      --------        -------
    Net cash used for (provided from) investing activities       (2,958)       50,869         33,944
                                                               --------      --------        -------
Net increase (decrease) in cash and cash equivalents             (1,815)        6,825           (727)
Cash and cash equivalents at beginning of year                    7,485           660          1,387
                                                               --------      --------        -------
Cash and cash equivalents at end of year                       $  5,670      $  7,485        $   660
                                                               ========      ========        =======
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)                        $ 19,436      $ 19,057        $21,137
                                                               ========      ========        =======
  Income taxes                                                 $ 33,786      $ 32,290        $38,324
                                                               ========      ========        =======


The accompanying Notes to Financial Statements are an integral part of these statements.


                                              PENNSYLVANIA POWER COMPANY

                                                 STATEMENT OF TAXES
For the Years Ended December 31,                                 1999         1998         1997
------------------------------------------------------------------------------------------------
                                                                        (In thousands)
GENERAL TAXES:
State gross receipts                                           $ 13,466     $ 10,830     $ 11,267
Real and personal property                                        8,626        6,893        6,060
State capital stock                                               3,067        2,774        2,566
Social security and unemployment                                  2,875        1,894        2,224
Other                                                                76          149          262
                                                               --------     --------     --------
    Total general taxes                                        $ 28,110     $ 22,540     $ 22,379
                                                               ========     ========     ========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                      $ 29,522     $ 25,938     $ 27,560
  State                                                           8,630        7,654        8,061
                                                               --------     --------     --------
                                                                 38,152       33,592       35,621
                                                               --------     --------     --------
Deferred, net-
  Federal                                                       (12,714)     (15,454)      (5,096)
  State                                                          (3,493)      (4,553)      (1,535)
                                                               --------     --------     --------
                                                                (16,207)     (20,007)      (6,631)
                                                               --------     --------     --------
Investment tax credit amortization                               (3,111)      (2,289)      (2,331)
                                                               --------     --------     --------
    Total provision for income taxes                           $ 18,834     $ 11,296     $ 26,659
                                                               ========     ========     ========
INCOME STATEMENT CLASSIFICATION OF PROVISION FOR
INCOME TAXES:
Operating expenses                                             $ 17,757     $ 31,794     $ 25,555
Other income                                                      1,077          710        1,104
Extraordinary item                                                   --      (21,208)          --
                                                               --------     --------     --------
    Total provision for income taxes                           $ 18,834     $ 11,296     $ 26,659
                                                               ========     ========     ========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                  $ 31,482     $ 20,522     $ 58,131
                                                               ========     ========     ========
Federal income tax expense at statutory rate                   $ 11,019     $  7,183     $ 20,346
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit           3,339        2,016        4,242
  Amortization of investment tax credits                         (3,111)      (2,289)      (2,331)
  Amortization of tax regulatory assets                           7,059        4,745        4,554
  Other, net                                                        528         (359)        (152)
                                                               --------     --------     --------
    Total provision for income taxes                           $ 18,834     $ 11,296     $ 26,659
                                                               ========     ========     ========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Competitive transition charge                                  $115,277     $135,730     $     --
Property basis differences                                       73,694       69,867      172,094
Allowance for equity funds used during construction               5,688        7,219       29,875
Deferred nuclear expense                                             --           --        7,163
Customer receivables for future income taxes                      8,354        9,690       37,954
Unamortized investment tax credits                               (2,987)      (3,193)     (10,681)
Other                                                           (17,324)      (6,886)       3,547
                                                               --------     --------     --------
    Net deferred income tax liability                          $182,702     $212,427     $239,952
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

          Results of operations for 1999 include Penn and its wholly owned subsidiary, Penn Power Energy, Inc. (PPE). The subsidiary was formed to market energy products and services coincident with the commencement of electricity generation customer choice and competition in Pennsylvania in January 1999. All significant intercompany transactions have been eliminated. The Company transferred its 100% ownership in PPE to FirstEnergy Services Corp., an affiliate, effective December 31, 1999.

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

REGULATORY PLAN-

          In June 1998, the PPUC authorized a rate restructuring plan for the Company, which essentially resulted in the deregulation of the Company's generation business as of June 30, 1998. The Company was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, the Company reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through a CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was recorded as a 1998 extraordinary item on the Statement of Income. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $76 million as of December 31, 1999.

          All of the Company's regulatory assets are being recovered under provisions of the regulatory plan. In addition, the PPUC had authorized the Company to accelerate at least $358 million, more than the amounts that would have been recognized if the regulatory plan was not in effect. These additional amounts are being recovered through current rates. As of December 31, 1999, the Company's cumulative additional capital recovery and regulatory asset amortization amounted to $225 million (including the impairment discussed above and CTC recovery).

          In December 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act," which permitted customers, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services would continue to be supplied by their current providers. Customer choice began with 66% of each customer class able to choose alternative suppliers of generation on January 2, 1999, and all remaining customers having choice as of January 1, 2001. Under the rate restructuring plan, the Company continues to deliver power to homes and businesses through its transmission and distribution system, which remains regulated by the PPUC. The Company's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates will be excluded from their bill and the customers will receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets. The Company is entitled to recover $236 million of stranded costs through a CTC that began in 1999 and ends in 2006.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.5% in 1999, 3.0% in 1998 and 2.7% in 1997. In addition to the straight-line depreciation recognized in 1999, 1998 and 1997, the Company also recognized additional capital recovery of $3 million, $15 million and $27 million, respectively, as additional depreciation expense in accordance with the regulatory plan.

          Annual depreciation expense includes approximately $3.2 million for future decommissioning costs applicable to the Company's ownership interest in three nuclear generating units. The Company's future decommissioning costs reflect the increase in its ownership interests related to the asset transfer with Duquesne Light Company (Duquesne) discussed below in "Common Ownership of Generating Facilities." The Company's share of the future obligation to decommission these units is approximately $315 million in current dollars and (using a 4.0% escalation rate) approximately $695 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $15 million for decommissioning through its electric rates from customers through December 31, 1999. If the actual costs of decommissioning the units exceed the funds accumulated from investing amounts recovered from customers, the Company expects that additional amount to be recoverable from its customers. The Company has approximately $104.8 million invested in external decommissioning trust funds as of December 31, 1999. This includes additions to the trust funds and the corresponding liability of $89 million as a result of the asset transfer. Earnings on these funds are reinvested with a corresponding increase to the decommissioning liability. The Company has also recognized an estimated liability of approximately $9.2 million at December 31, 1999 related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy
(DOE), as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company and other Central Area Power Coordination Group (CAPCO) companies formerly owned, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income.

          On March 26, 1999, FirstEnergy completed its agreements with Duquesne to exchange certain generating assets. All regulatory approvals were received by October 1999. In December 1999, Duquesne transferred 1,436 megawatts owned by Duquesne at eight CAPCO generating units in exchange for 1,328 megawatts at three non-CAPCO power plants owned by the Company, Edison and The Cleveland Electric Illuminating Company (CEI), an affiliate. As part of this exchange, the Company transferred its 339-megawatt New Castle Plant and its 4-megawatt interest in the Niles Plant to Duquesne. The Company acquired Duquesne's ownership interest in the Beaver Valley Station and acquired, with Edison and CEI, Duquesne's ownership interest in the Bruce Mansfield Plant. The agreements for the exchange of assets, which was structured as a like-kind exchange for tax purposes, provides FirstEnergy's utility operating companies with exclusive ownership and operating control of all CAPCO generating units. The three FirstEnergy plants transferred are being sold by Duquesne to a wholly owned subsidiary of Orion Power Holdings, Inc. (Orion). The Company, Edison and CEI will continue to operate those plants until the assets are transferred to the new owners. Duquesne funded decommissioning costs equal to its percentage interest in the three nuclear generating units that were transferred to FirstEnergy. The Duquesne asset transfer to the Orion subsidiary could take place by the middle of 2000. Under the agreements, Duquesne was no longer a participant in the CAPCO arrangements after the exchange. The amounts reflected on the Balance Sheet under utility plant at December 31, 1999 include the following:

                      Utility     Accumulated    Construction   Company's
                      Plant in   Provision for     Work in      Ownership
  Generating Units    Service    Depreciation     Progress      Interest
---------------------------------------------------------------------------
                                          (In millions)
W. H. Sammis #7        $ 58.2       $ 23.3           $ 1.7        20.80%
Bruce Mansfield
  #1, #2 and #3         204.2        113.3             3.1        16.38%
Beaver Valley #1
 and #2                  31.0          9.7             5.8        39.37%
Perry #1                  2.1          0.9             1.4         5.24%
-------------------------------------------------------------------------
    Total              $295.5       $147.2           $12.0
=========================================================================


NUCLEAR FUEL-

          OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.

          Minimum lease payments during the next five years are estimated to be as follows:


              (In millions)
---------------------------
2000                 $15.4
2001                  11.5
2002                   5.5
2003                   1.7
2004                   0.6
---------------------------


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

RETIREMENT BENEFITS-

          FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. In 1998, the Company's, Edison's and Centerior Energy Corporation's pension plans were merged into the FirstEnergy pension plan. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 1999. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

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

        The following sets forth the funded status of the FirstEnergy plans in 1999 and 1998 and amounts recognized on the Balance Sheets as of December 31 (which includes the Company's share of the FirstEnergy 1999 plans' net prepaid pension cost and accrued other postretirement benefit costs of $13.8 million and $31.7 million, respectively, and the Company's share of the FirstEnergy 1998 plans' net prepaid pension cost and accrued other postretirement benefits costs of $9.0 million and $28.4 million, respectively):

                                                              Other
                                   Pension Benefits   Postretirement Benefits
                                   ----------------   -----------------------
                                    1999      1998        1999       1998
-----------------------------------------------------------------------------
                                                  (In millions)
Change in benefit obligation:
Benefit obligation as of
 January 1                        $1,500.1  $1,327.5    $ 601.3    $ 534.1
Service cost                          28.3      25.0        9.3        7.5
Interest cost                        102.0      92.5       40.7       37.6
Plan amendments                       --        44.3       --         40.1
Actuarial loss (gain)               (155.6)    101.6      (17.6)      10.7
Net increase from asset swap          14.8      --         12.5       --
Benefits paid                        (95.5)    (90.8)     (37.8)     (28.7)
----------------------------------------------------------------------------
Benefit obligation as of
 December 31                       1,394.1   1,500.1      608.4      601.3
----------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets as
 of January 1                      1,683.0   1,542.5        3.9        2.8
Actual return on plan assets         220.0     231.3        0.6        0.7
Company contribution                  --        --          0.4        0.4
Benefits paid                        (95.5)    (90.8)      --         --
----------------------------------------------------------------------------
Fair value of plan assets as
 of December 31                    1,807.5   1,683.0        4.9        3.9
----------------------------------------------------------------------------
Funded status of plan                413.4     182.9     (603.5)    (597.4)
Unrecognized actuarial loss
 (gain)                             (303.5)   (110.8)      24.9       30.6
Unrecognized prior service cost       57.3      63.0       24.1       27.4
Unrecognized net transition
 obligation (asset)                  (10.1)    (18.0)     120.1      129.3
----------------------------------------------------------------------------
Prepaid (accrued) benefit cost     $ 157.1  $  117.1    $(434.4)   $(410.1)
============================================================================
Assumptions used as of
 December 31:
Discount rate                         7.75%     7.00%      7.75%      7.00%
Expected long-term return on
 plan assets                         10.25%    10.25%     10.25%     10.25%
Rate of compensation increase         4.00%     4.00%      4.00%      4.00%


          Net pension and other postretirement benefit costs for the three year ended December 31, 1999 (FirstEnergy plans in 1999 and 1998 and the Company's plan in 1997) were computed as follows:

                                                             Other
                                 Pension Benefits     Postretirement Benefits
                               --------------------   ----------------------
                               1999    1998    1997      1999   1998  1997
-----------------------------------------------------------------------------
                                               (In millions)
Service cost                $  28.3  $  25.0  $  2.7    $ 9.3  $ 7.5   $0.9
Interest cost                 102.0     92.5     8.9     40.7   37.6    3.2
Expected return on
 plan assets                 (168.1)  (152.7)  (14.7)    (0.4)  (0.3)  --
Amortization of transition
 obligation (asset)            (7.9)    (8.0)   (1.0)     9.2    9.2    1.2
Amortization of prior
 service cost                   5.7      2.3     0.4      3.3   (0.8)  --
Recognized net actuarial
 gain                          --       (2.6)   (0.4)    --     --     --
Voluntary early retirement
 program expense               --       --       5.8     --     --      0.3
----------------------------------------------------------------------------
Net benefit cost            $ (40.0) $ (43.5) $  1.7    $62.1  $53.2   $5.6
============================================================================
Company's share of total
 plan costs                 $  (4.8) $  (6.1) $  1.7    $ 7.5  $ 5.4   $5.6
----------------------------------------------------------------------------



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

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Transactions with affiliated companies are included on the Statements of Income as follows:

                                                 1999     1998     1997
-------------------------------------------------------------------------
                                                     (In millions)
Operating revenues:
  Electric sales                                $12.6    $ 9.8     $ 6.1
  Bruce Mansfield Plant administrative and
   general charges to affiliates                  5.3      6.3       0.9
  Other transactions                              0.7      0.7       0.4
-------------------------------------------------------------------------
                                                $18.6    $16.8     $ 7.4
=========================================================================
Fuel and purchased power:
  Purchased power                               $12.9    $20.9     $12.7
  Nuclear fuel leased from OES Fuel               8.8      5.9       7.5
-------------------------------------------------------------------------
                                                $21.7    $26.8     $20.2
=========================================================================
Other operating costs:
  Rental of transmission lines                  $ 1.3    $ 1.3     $ 1.0
  Data processing services                        6.2      2.8       2.9
  Other transactions                              8.2      5.4       4.4
-------------------------------------------------------------------------
                                                $15.7    $ 9.5     $ 8.3
=========================================================================



SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. At December 31, 1999 and 1998, cash and cash equivalents included $5 million and $2 million, respectively, to be used for the redemption of long-term debt in the first quarter of 2000 and in 1999, respectively. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $27.1 million, $0.8 million and $8.5 million for the years 1999, 1998 and 1997, respectively.

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

                                         1999              1998
-----------------------------------------------------------------------
                                  Carrying  Fair    Carrying  Fair
                                   Value    Value     Value   Value
-----------------------------------------------------------------------
                                             (In millions)
Long-term debt                      $283    $279       $278    $294
Preferred stock                       15      14         15      16
Investments other than cash
 and cash equivalents                108     116         17      21
-----------------------------------------------------------------------



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

REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Company's regulatory plan. Based on the regulatory plan, at this time, the Company is continuing to bill and collect cost-based rates relating to the Company's nongeneration operations and continues the application of SFAS 71 to these operations. The Company recognized additional cost recovery of $39 million, $24 million and $11 million in 1999, 1998 and 1997, respectively, as additional regulatory asset amortization in accordance with its regulatory plan. Regulatory assets on the Balance Sheets are comprised of the following:

                                        1999         1998
------------------------------------------------------------
                                          (In millions)
Competitive transition charge          $280.4       $331.0
Customer receivables for future
 income taxes                            20.3         23.6
Loss on reacquired debt                   7.1          8.2
Employee postretirement benefit costs     5.4          6.2
Other                                     1.4          2.0
-----------------------------------------------------------
    Total                              $314.6       $371.0
===========================================================



2.  LEASES

          The Company leases certain transmission facilities, office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 1999, are summarized as follows:


                                    1999      1998      1997
-------------------------------------------------------------
                                         (In millions)
Operating leases
  Interest element                  $0.6      $0.5      $0.5
  Other                              1.6       1.3       1.5
Capital leases
  Interest element                   0.6       0.6       0.7
  Other                              0.5       0.7       0.8
-------------------------------------------------------------
Total rental payments               $3.3      $3.1      $3.5
=============================================================


          The future minimum lease payments as of December 31, 1999, are:


                                      Capital      Operating
                                      Leases        Leases
-------------------------------------------------------------
                                         (In millions)
2000                                  $ 1.2           $0.2
2001                                    1.0            0.2
2002                                    1.0            0.2
2003                                    0.9            0.2
2004                                    0.8            0.2
Years thereafter                        9.0            3.0
----------------------------------------------------------
Total minimum lease payments           13.9           $4.0
Executory costs                         2.9           ====
-------------------------------------------
Net minimum lease payments             11.0
Interest portion                        6.8
-------------------------------------------
Present value of net minimum
  lease payments                        4.2
Less current portion                    0.3
-------------------------------------------
Noncurrent portion                     $3.9
===========================================


3.  CAPITALIZATION

  (A)  RETAINED EARNINGS-

          Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $2.0 million as of December 31, 1999.

  (B)  COMPREHENSIVE INCOME-

          In 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income," and applied the standard to all periods presented in the Statements of Common Stockholder's Equity. Comprehensive income includes net income as reported on the Statements of Income and all other changes in common stockholder's equity except dividends to stockholders.

  (C)  PREFERRED STOCK-

          The Company's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

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

          Based on the amount of bonds authenticated by the Trustee through December 31, 1999, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $0.4 million. The Company expects to deposit funds in 2000 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement. Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) during the next five years are $29.0 million in 2000, $1.0 million in 2001, $1.0 million in 2002, $41.0 million in 2003 and
$40.7 million in 2004.

          The Company's obligations to repay certain pollution control revenue bonds are secured by series of first mortgage bonds and, in some cases, by subordinate liens on the related pollution control facilities. The $10.3 million pollution control revenue bond is entitled to the benefit of irrevocable bank letters of credit of $10.4 million. To the extent that drawings are made under this letter of credit to pay principal of, or interest on, the pollution control revenue bond, the Company is entitled to a credit against its obligation to repay this bond. The Company pays an annual fee of 0.525% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

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

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $234 million for property additions and improvements from 2000-2004, of which approximately $38 million is applicable to 2000. Investments for additional nuclear fuel during the 2000-2004 period are estimated to be approximately $90 million, of which approximately $24 million applies to 2000. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $86 million and $18 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $74 million per incident but not more than $8.4 million in any one year for each incident.

          The Company is also insured as to its interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $367 million of insurance coverage for replacement power costs for its interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $9.7 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $31 million, which is included in the construction forecast provided under "Capital Expenditures" for 2000 through 2004.

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

          In September 1999, FirstEnergy received, and subsequently in October 1999, the Company and Edison received a citizen suit notification letter from the New York Attorney General's office alleging Clean Air Act violations at the W. H. Sammis Plant. In November 1999, the Company and Edison received a citizen suit notification letter from the Connecticut Attorney General's office alleging Clean Air Act violations at the Sammis Plant. On November 3, 1999, the EPA issued Notices of Violation (NOV) or a Compliance Order to eight utilities covering 32 power plants, including the Sammis Plant. In addition, the U.S. Department of Justice filed seven civil complaints against various investor-owned utilities, which included a complaint against the Company and Edison in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. The Company and Edison believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. However, the Company and Edison are unable to predict the outcome of this litigation. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. It is anticipated at this time that the Sammis Plant will continue to operate while the matter is being decided.

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain operating results by quarter for 1999 and 1998.

                             March 31,  June 30,  September 30,  December 31,
Three Months Ended             1999       1999        1999           1999
----------------------------------------------------------------------------
                                            (In millions)
Operating Revenues             $81.4     $82.1       $82.4         $83.4
Operating Expenses and Taxes    67.1      72.4        73.2          84.5
----------------------------------------------------------------------------
Operating Income (Loss)         14.3       9.7         9.2          (1.1)
Other Income                     1.0       0.3         0.2          --
Net Interest Charges             5.0       5.9         4.9           5.1
----------------------------------------------------------------------------
Net Income (Loss)              $10.3     $ 4.1       $ 4.5         $(6.2)
============================================================================
Earnings (Loss) on Common
 Stock                         $ 9.2     $ 2.9       $ 3.3         $(7.2)
============================================================================



                            March 31,  June 30,  September 30,  December 31,
Three Months Ended             1998       1998        1998           1998
----------------------------------------------------------------------------
                                            (In millions)
Operating Revenues            $78.5      $ 80.3      $87.9         $77.0
Operating Expenses and
 Taxes                         65.9        70.3       71.5          58.0
----------------------------------------------------------------------------
Operating Income               12.6        10.0       16.4          19.0
Other Income                    0.7         0.6        0.6           0.6
Net Interest Charges            5.4         5.2        5.2           5.1
----------------------------------------------------------------------------
Income Before Extraordinary
 Item                           7.9         5.4       11.8          14.5
Extraordinary Item
 (Net of Income Taxes)
  (Note 1)                     --         (30.5)      --            --
----------------------------------------------------------------------------
Net Income (Loss)             $ 7.9      $(25.1)     $11.8         $14.5
============================================================================
Earnings (Loss) on
 Common Stock                 $ 6.8      $(26.2)     $10.7         $13.3
============================================================================


Report of Independent Public Accountants

To the Stockholders and Board of Directors of Pennsylvania Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 1999 and 1998, and the related statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.




                                   ARTHUR ANDERSEN LLP



Cleveland, Ohio
February 11, 2000