Form 10-K, Exhibit 13
period 2000-12-31
FIRSTENERGY CORP
filed 2001-03-28
CIK 1031296

OHIO EDISON COMPANY

                 2000 ANNUAL REPORT TO STOCKHOLDERS

          Ohio Edison Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. Ohio Edison engages in the generation, distribution and sale of electric energy to communities in an area of 7,500 square miles in central and northeastern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies.







Contents                                                       Page
--------                                                       ----

Selected Financial Data                                          1
Management's Discussion and Analysis                            2-7
Consolidated Statements of Income                                8
Consolidated Balance Sheets                                      9
Consolidated Statements of Capitalization                      10-11
Consolidated Statements of Common Stockholder's Equity          12
Consolidated Statements of Preferred Stock                      12
Consolidated Statements of Cash Flows                           13
Consolidated Statements of Taxes                                14
Notes to Consolidated Financial Statements                     15-25
Report of Independent Public Accountants                        26



                                      OHIO EDISON COMPANY

                                    SELECTED FINANCIAL DATA
                                          2000        1999         1998         1997        1996
---------------------------------------------------------------------------------------------------
                                                            (In thousands)
Operating Revenues                    $2,726,708   $2,686,949   $2,519,662   $2,473,582   $2,469,785
                                      --------------------------------------------------------------
Operating Income                      $  482,321   $  473,042   $  486,920   $  488,568   $  530,069
                                      --------------------------------------------------------------
Income Before Extraordinary Item      $  336,456   $  297,689   $  301,320   $  293,194   $  315,170
                                      --------------------------------------------------------------
Net Income                            $  336,456   $  297,689   $  270,798   $  293,194   $  315,170
                                      --------------------------------------------------------------
Earnings on Common Stock              $  325,332   $  286,142   $  258,828   $  280,802   $  302,673
                                      --------------------------------------------------------------
Total Assets                          $8,154,151   $8,700,746   $8,923,826   $9,158,141   $9,218,623
                                      --------------------------------------------------------------
Capitalization at December 31:
  Common Stockholder's Equity         $2,556,992   $2,624,460   $2,681,873   $2,724,319   $2,503,359
  Preferred Stock:
    Not Subject to Mandatory
     Redemption                          200,070      200,070      211,870      211,870      211,870
    Subject to Mandatory Redemption      135,000      140,000      145,000      150,000      155,000
  Long-Term Debt                       2,000,622    2,175,812    2,215,042    2,569,802    2,712,760
                                      --------------------------------------------------------------
    Total Capitalization              $4,892,684   $5,140,342   $5,253,785   $5,655,991   $5,582,989
                                      --------------------------------------------------------------
Capitalization Ratios:
  Common Stockholder's Equity               52.3%        51.1%        51.0%        48.2%        44.8%
  Preferred Stock:
    Not Subject to Mandatory
     Redemption                              4.1          3.9          4.0          3.7          3.8
    Subject to Mandatory Redemption          2.7          2.7          2.8          2.7          2.8
  Long-Term Debt                            40.9         42.3         42.2         45.4         48.6
                                      --------------------------------------------------------------
    Total Capitalization                   100.0%       100.0%       100.0%       100.0%       100.0%
                                      --------------------------------------------------------------
Kilowatt-Hour Sales (Millions):
  Residential                              9,362        9,483        8,773        8,631        8,704
  Commercial                               8,031        8,238        7,590        7,335        7,246
  Industrial                              11,484       11,310       10,803       11,202       11,089
  Other                                      149          151          150          150          147
                                      --------------------------------------------------------------
  Total Retail                            29,026       29,182       27,316       27,318       27,186
  Total Wholesale                          9,860        6,881        5,706        5,241        7,076
                                      --------------------------------------------------------------
  Total                                   38,886       36,063       33,022       32,559       34,262
                                      --------------------------------------------------------------

Customers Served:
  Residential                          1,014,379    1,016,793    1,004,552      995,605      988,179
  Commercial                             116,931      115,581      113,820      111,189      113,795
  Industrial                               4,569        4,627        4,598        4,568        4,590
  Other                                    1,606        1,539        1,476        1,415        1,331
                                      --------------------------------------------------------------
  Total                                1,137,485    1,138,540    1,124,446    1,112,777    1,107,895
                                      --------------------------------------------------------------

Number of Employees (a)                    1,647        2,734        2,832        4,215        4,273


(a) Reduction in 2000 reflects transfer of responsibility for generation operations to FirstEnergy Corp.'s competitive services unit.


                       OHIO EDISON COMPANY

                   MANAGEMENT'S DISCUSSION AND
               ANALYSIS OF RESULTS OF OPERATIONS
                    AND FINANCIAL CONDITION



          This discussion includes forward-looking statements based on information currently available to management that is subject to certain risks and uncertainties. Such statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), and the availability and cost of capital.

Results of Operations
---------------------

          Earnings on common stock for 2000 increased 14% to $325.3 million from $286.1 million in 1999. Results for 2000 were favorably affected by higher operating revenues, lower fuel expenses, and reductions in general taxes and net interest charges, which were partially offset by higher nuclear and other operating costs. In 1999, earnings on common stock increased 11% to $286.1 million from $258.8 million in 1998 primarily due to higher operating revenues, the absence of an extraordinary charge and unusually high purchased power costs experienced in 1998 and lower interest costs that were principally offset by an increase in depreciation and amortization.

          Operating revenues increased by $39.8 million in 2000 following a $167.3 million increase in 1999. The sources of increases in operating revenues during 2000 and 1999 are summarized in the following table:


Sources of Revenue Changes             2000       1999
--------------------------------------------------------
    Increase (Decrease)                 (In millions)

Change in retail kilowatt-hour sales  $(12.6)    $151.3
Decrease in average retail price        (2.9)     (36.3)
Increase in wholesale sales             33.2       54.6
Increase in transmission-related
 services                               18.9        0.4
All other changes                        3.2       (2.7)
---------------------------------------------------------
Net Increase in Operating Revenues    $ 39.8     $167.3
=========================================================

Electric Sales

          Additional kilowatt-hour sales to the wholesale market were the largest source of the increase in operating revenues in 2000, compared to the prior year, primarily due to additional available generating capacity. Transmission-related revenues also contributed to the increase in operating revenues in 2000. These increases were partially offset by lower retail kilowatt-hour sales and a reduction in the average retail unit price resulting from the transition rate credit program and a changing sales mix. Retail kilowatt-hour sales to industrial customers increased while kilowatt-hour sales to both residential and commercial customers decreased in 2000 from the previous year. The overall reduction in retail kilowatt-hour sales reflected a softening in the service area economy and cooler summer weather during 2000, compared to the above-normal temperatures experienced in 1999.

          Sales growth in both the retail and wholesale markets produced the increase in operating revenues in 1999, compared to 1998. Strong consumer-driven economic growth and, to a lesser extent, the weather, contributed to the increased retail sales. Weather-induced electricity demand in the wholesale market and additional available generation combined to increase sales to wholesale customers. Changes in kilowatt-hour sales by customer class in 2000 and 1999 are summarized in the following table:

Changes in KWH Sales         2000          1999
--------------------------------------------------
 Increase (Decrease)

Residential                 (1.3)%          8.1%
Commercial                  (2.5)%          8.6%
Industrial                   1.6%           4.7%
--------------------------------------------------
Total Retail                (0.5)%          6.8%
Wholesale                   43.3%          20.6%
--------------------------------------------------
Total Sales                  7.8%           9.2%
--------------------------------------------------

Operating Expenses and Taxes

          Total operating expenses and taxes increased $30.5 million in 2000 and $181.2 million in 1999. The increase in 2000 resulted primarily from higher operation and maintenance costs. While operation and maintenance costs were also up in 1999, the increase in operating expenses and taxes in that year was principally due to additional depreciation and amortization. The increases in operation and maintenance costs in both 2000 and 1999 occurred despite a reduction in fuel and purchased power costs. Fuel expenses were $56.0 million lower in 2000, compared to 1999, which accounted for nearly all of the reduction in fuel and purchased power costs. Several factors contributed to the lower fuel expense, which occurred despite an 11.1% increase in output from our generating units. Factors contributing to lower fuel expense included:

o A higher proportion of nuclear generation (which has lower unit fuel costs than fossil fuel) due to improved nuclear availability and increased nuclear ownership from the exchange of generating assets with Duquesne Light Company (Duquesne) in December 1999;

o  The expiration of an above-market coal contract at the end of 1999;
   and

o Continued improvement of coal-blending strategies, which resulted in the use of additional lower-cost fuel and enhanced the efficiency and cost-competitiveness of our fossil generation.

          In 1999, the entire $35.8 million reduction in fuel and purchased power costs was due to lower purchased power costs. Much of the decrease occurred in the second quarter of 1999 due to the absence of unusual conditions experienced in the summer of 1998. Those costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. Unscheduled outages at Beaver Valley Units 1 and 2 at the same time required us to purchase significant amounts of power on the spot market. Although above normal temperatures were also experienced in 1999, we maintained a stronger capacity position compared to the previous year and better met customer demand from our own generation sources.

          Nuclear operating costs increased by $54.1 million in 2000 and $32.4 million in 1999 due to refueling outage costs and increased ownership of the Beaver Valley Plant following the Duquesne asset swap in early December 1999. Increased Beaver Valley Plant ownership (including nonrecurring swap-related liabilities assumed) also contributed to higher nuclear operating costs in 1999 compared to the preceding year, along with outage-related costs at Beaver Valley Unit 2 and the Perry Plant.

          Other operating costs rose $23.8 million in 2000, compared to 1999, with most of the increase resulting from higher transmission costs in the fourth quarter as American Transmission Systems, Inc. (ATSI), an affiliated company, assumed responsibility for transmission operations and charged us for transmission services (see Financial Condition, Capital Resources and Liquidity). The impact of the higher transmission costs was offset in part by income received from ATSI under a ground lease arrangement and interest income from the promissory note received in connection with the sale of the transmission facilities. Also contributing to the increase in other operating costs in 2000 were higher reserves established for potentially uncollectible accounts of customers in the steel sector who are experiencing significant financial pressures from foreign steel competition, and the cost of additional leased portable diesel generators, acquired as part of our summer supply strategy. Partially offsetting those higher operating costs were $11.9 million in increased gains realized from the sale of emission allowances. In 1999, higher customer and sales expenses, including expenditures for energy marketing programs, information system requirements and other customer-related costs, as well as higher distribution costs from storm repairs and overhead line maintenance all contributed to higher other operating costs, compared to the preceding year.

          Total accelerated cost recovery under the Company's rate reduction plan and Penn's restructuring plan increased by $23.2 million in 2000 and $160.6 million in 1999, compared to the prior year. The table below summarizes the accelerated cost recovery by income statement caption:

Regulatory Plan Accelerations       2000       1999       1998
---------------------------------------------------------------
                                          (In millions)
Depreciation and amortization     $332.6      $333.3     $172.9
Income tax amortization & other     42.6        18.7       18.5
---------------------------------------------------------------
Total Plan Accelerations          $375.2      $352.0     $191.4
===============================================================

The impact of accelerated cost recovery on depreciation and amortization was relatively unchanged in 2000 from the preceding year, but accounted for most of the increase in depreciation and amortization in 1999, compared to 1998. General taxes decreased $14.4 million in 2000 from 1999 primarily due to a prior year gross receipts tax refund, favorable property tax law changes and the phase-out of Pennsylvania's Capital Stock and Franchise Tax.

Other Income

          Other income increased $10.1 million in 2000, compared to the previous year, principally due to the interest earned on long-term notes from ATSI (see Financial Condition, Capital Resources and Liquidity) and short-term loans to other affiliated companies.

Net Interest Charges

          Net interest charges decreased by $19.4 million in 2000 and $12.0 million in 1999, compared to the prior year. We continue to redeem and refinance our outstanding debt and preferred stock, thus maintaining the downward trend in our financing costs during 2000. Net redemptions of long-term debt and preferred stock totaled $121.4 million and refinancings totaled $186.5 million in 2000.

Effects of SFAS 71 Discontinuation
----------------------------------

          The application of Statement of Financial Accounting Standards No. (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" was discontinued for the Company's generation business effective with approval by the Public Utilities Commission of Ohio (PUCO) of the Ohio transition plan. Beginning June 30, 2000, the Company's balance sheet reflected that discontinuance with $1.2 billion of impaired generating plant investments recognized as regulatory assets which will be recovered as transition costs. We expect the incremental amortization of transition costs in 2001 to be lower than the depreciation and amortization accelerated under our former regulatory plan in 2000.

          On June 18, 1998, the Pennsylvania Public Utility Commission authorized Penn's rate restructuring plan that resulted in the discontinuation of SFAS 71 to Penn's generation business. Under the plan, Penn's rates were restructured to establish separate charges for transmission and distribution services; generation (which is subject to competition); and stranded cost recovery. A total of $215.4 million of impaired nuclear generating plant investments were recognized as regulatory assets to be recovered through the stranded cost recovery charge. The portion of generating plant investment not recovered through future customer rates resulted in a $30.5 million extraordinary after-tax write-down in 1998.

          We continue to bill and collect cost-based rates for transmission and distribution services, which remain subject to cost-based regulation; accordingly, it is appropriate that we continue the application of SFAS 71 to those operations.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

          On September 1, 2000, FirstEnergy Corp.'s (FirstEnergy) electric utility operating companies transferred $1.2 billion of their transmission assets to ATSI. As part of the transfer, we sold to ATSI $727.1 million of our transmission assets, net of $339.4 million of accumulated depreciation and $10.9 million of investment tax credits for $169.6 million of cash and $207.2 million of long-term notes.

          Our improving financial position reflects ongoing efforts to increase competitiveness and enhance shareholder value. We have continued to strengthen our financial position over the past five years by improving our fixed charge coverage ratios. Our corporate indenture ratio, which is used to measure our ability to issue first mortgage bonds, increased from
5.78 in 1995 to 7.45 in 2000, which enhances our financial flexibility. Over the same period, our charter ratio, a measure of our ability to issue preferred stock, improved from 2.31 to 2.88 and our common stockholder's equity as a percentage of capitalization rose from approximately 43% at the end of 1995 to 52% at the end of 2000. Over the last five years, we have reduced the average cost of long-term debt from 8.00% in 1995 to 7.58% at the end of 2000. Net redemptions of long-term debt and preferred stock and long-term debt refinancings completed in 2000 are expected to generate annual savings of about $8 million.

          We had about $18.3 million of cash and temporary investments and $315.4 million of short-term indebtedness as of December 31, 2000. Our unused borrowing capability included $187.5 million under revolving lines of credit and a $2.0 million bank facility that provides for borrowings on a short-term basis at the bank's discretion. At the end of 2000, we had the capability to issue $1.3 billion of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon the earnings coverage test under our charter, we could issue $1.8 billion of preferred stock (assuming no additional debt was issued).

          Our cash requirements in 2001 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without issuing new securities. During 2000, we reduced our total debt by approximately $330 million. We have cash requirements of approximately $1.0 billion for the 2001-2005 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $23.2 million relates to 2001.

          Our capital spending for the period 2001-2005 is expected to be about $513 million (excluding nuclear fuel) of which approximately $118 million applies to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $187 million, of which about $39 million relates to 2001. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $217 million and $45 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of PNBV Capital Trust cash receipts, of approximately $373 million for the 2001-2005 period, of which approximately $68 million relates to 2001.

          Moody's Investors Service upgraded our credit ratings on September 27, 2000 and Fitch upgraded our credit ratings on October 30, 2000. The improved credit ratings should lower the cost of future borrowings. Our credit ratings remain under review for further possible upgrades by Moody's. The following table summarizes the changes in credit ratings:

Credit Ratings                 Before Upgrade      After Upgrade
-------------------------------------------------------------------
                               Moody's            Moody's
                              Investors          Investors
                               Service  Fitch     Service   Fitch
--------------------------------------------------------------------
OE
--
First mortgage bonds            Baa2     BBB        Baa1     BBB+
Preferred Stock                 ba1      BB+        baa2     BBB-

Penn
----
First mortgage bonds            Baa2     BBB+       Baa1    Unchanged
Preferred Stock                 ba1      BBB        baa2    Unchanged


Interest Rate Risk
------------------

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

Comparison of Carrying Value to Fair Value
------------------------------------------------------------------------------------------------------
                                                                              There-              Fair
                                 2001     2002     2003     2004     2005     after     Total     Value
------------------------------------------------------------------------------------------------------
                                                          (Dollars in millions)
Investments other than Cash
  and Cash Equivalents:
Fixed Income                    $ 24     $ 27     $ 31     $306     $ 29      $712     $1,129    $1,158
  Average interest rate          7.6%     7.8%     7.9%     7.8%     7.9%      7.7%       7.7%
-------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                      $ 18     $324     $248     $ 96     $135      $690     $1,511    $1,563
  Average interest rate          8.0%     7.8%     8.2%     7.3%     7.2%      7.1%       7.5%
Variable rate                            $100                                 $594     $  694    $  694
  Average interest rate                   7.4%                                 4.8%       5.2%
Short-term Borrowings           $315                                                   $  315    $  315
  Average interest rate          6.9%                                                     6.9%
-------------------------------------------------------------------------------------------------------
Preferred Stock                 $  5     $  1     $  1     $  1     $  1      $131     $  140    $  138
  Average dividend rate          8.5%     7.6%     7.6%     7.6%     7.6%      8.9%       8.8%
-------------------------------------------------------------------------------------------------------


Outlook
-------

          On July 19, 2000, the PUCO approved FirstEnergy's plan for transition to customer choice in Ohio (see Note 1), filed on our behalf, as well as for our affiliated Ohio electric utility operating companies -- CEI and TE. As part of its authorization, the PUCO approved a settlement agreement between FirstEnergy and major groups representing most of FirstEnergy's Ohio customers regarding the transition to customer choice in selection of alternative suppliers. On January 1, 2001, electric choice became available to FirstEnergy's Ohio customers. Under the plan, we continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. However, our rates have been restructured to establish separate charges for transmission and distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier we reduce the customer's bill with a "generation shopping credit," based on market prices plus an incentive, and the customer receives a generation charge from the alternative supplier. The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). The transition costs will be paid by all customers regardless of whether or not they choose an alternative supplier. Under the plan, we assume the risk of not recovering up to $250 million of transition revenue if the rate of customers (excluding contracts and full-service accounts), switching their service from us has not reached an average of 20% over any consecutive twelve-month period by December 31, 2005 -- the end of the market development period. We also committed under the transition agreement to make available 560 MW of our generating capacity to marketers, brokers and aggregators at set prices, to be used for sales only to retail customers in our Ohio service area. Through February 8, 2001, approximately 409 MW of the 560 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of February 8, 2001, we had been notified that about 55,000 of our customers requested generation services from other authorized suppliers, including FirstEnergy Services Corp. (FE Services), an affiliated company.

          Beginning in 2001, Ohio utilities which offer both competitive and regulated retail electric services must implement a corporate separation plan approved by the PUCO -- one which provides a clear separation between regulated and competitive operations. Since FirstEnergy's regionally-focused retail sales strategy envisions the continued operation of both regulated and competitive operations, its transition plan included details for corporate separation. The approved plan is consistent with the way FirstEnergy managed its businesses in 2000, through a competitive services unit, a utility services unit and a corporate support services unit. FE Services provides competitive retail energy services while we continue to provide regulated distribution services. FirstEnergy Generation Corp. (FE Generation), an associated company, leases fossil plants from us and operates those plants. We expect that the transfer of our fossil generating assets to FE Generation will be completed by the end of the market development period. All of our power supply requirements are provided by FE Services to satisfy our "provider of last resort" obligation under the FirstEnergy transition plan, as well as grandfathered wholesale contracts.

          We are in compliance with current sulfur dioxide and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the EPA finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities (see
Note 5). We continue to evaluate our compliance plans and other compliance options.

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

          In 1999, we received notification of pending legal actions based on alleged violations of the Clean Air Act at our W. H. Sammis Plant involving the states of New York and Connecticut as well as the U.S. Department of Justice. The civil complaint filed by the U.S. Department of Justice requests installation of "best available control technology" as well as civil penalties of up to $27,500 per day of violation. We believe the Sammis Plant is in full compliance with the Clean Air Act and the legal actions are without merit. However, we are unable to predict the outcome of this litigation. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while the matter is being decided.

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

          On August 8, 2000, our parent company, FirstEnergy Corp., entered into an agreement to merge with GPU, Inc, a Pennsylvania corporation, headquartered in Morristown, New Jersey. The target date for completing the merger is by the end of the second quarter of 2001. We will continue to be a wholly owned subsidiary of FirstEnergy Corp.

                                     OHIO EDISON COMPANY

                             CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                      2000         1999        1998
----------------------------------------------------------------------------------------
                                                             (In thousands)
OPERATING REVENUES                                $2,726,708    $2,686,949    $2,519,662
                                                  ----------    ----------    ----------

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                           418,790       475,792       511,645
  Nuclear operating costs                            366,387       312,289       279,917
  Other operating costs                              456,246       432,476       411,985
                                                  ----------    ----------    ----------
    Total operation and maintenance expenses       1,241,423     1,220,557     1,203,547
  Provision for depreciation and amortization        578,679       582,197       411,979
  General taxes                                      225,849       240,281       242,524
  Income taxes                                       198,436       170,872       174,692
                                                  ----------    ----------    ----------
    Total operating expenses and taxes             2,244,387     2,213,907     2,032,742
                                                  ----------    ----------    ----------
OPERATING INCOME                                     482,321       473,042       486,920

OTHER INCOME                                          55,976        45,846        47,621
                                                  ----------    ----------    ----------

INCOME BEFORE NET INTEREST CHARGES                   538,297       518,888       534,541
                                                  ----------    ----------    ----------
NET INTEREST CHARGES:
  Interest on long-term debt                         165,409       178,217       184,915
  Allowance for borrowed funds used during
    construction and capitalized interest             (9,523)       (4,159)       (2,096)
  Other interest expense                              31,451        31,971        34,976
  Subsidiaries' preferred stock dividend
   requirements                                       14,504        15,170        15,426
                                                  ----------    ----------    ----------
    Net interest charges                             201,841       221,199       233,221
                                                  ----------    ----------    ----------

INCOME BEFORE EXTRAORDINARY ITEM                     336,456       297,689       301,320

EXTRAORDINARY ITEM (NET OF INCOME TAXES)
 (Note 1)                                                 --            --       (30,522)
                                                  ----------    ----------    ----------

NET INCOME                                           336,456       297,689       270,798

PREFERRED STOCK DIVIDEND REQUIREMENTS                 11,124        11,547        11,970
                                                  ----------    ----------    ----------

EARNINGS ON COMMON STOCK                          $  325,332    $  286,142    $  258,828
                                                  ==========    ==========    ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                      OHIO EDISON COMPANY

                                  CONSOLIDATED BALANCE SHEETS
As of December 31,                                                2000               1999
---------------------------------------------------------------------------------------------
                                                                       (In thousands)
                      ASSETS
UTILITY PLANT:
  In service                                                   $4,930,844          $8,118,783
  Less-Accumulated provision for depreciation                   2,376,457           3,713,781
                                                               ----------          ----------
                                                                2,554,387           4,405,002
                                                               ----------          ----------
  Construction work in progress-
    Electric plant                                                219,623             205,671
    Nuclear Fuel                                                   18,898              10,059
                                                               ----------          ----------
                                                                  238,521             215,730
                                                               ----------          ----------
                                                                2,792,908           4,620,732
                                                               ----------          ----------
OTHER PROPERTY AND INVESTMENTS:
  PNBV Capital Trust (Note 2)                                     452,128             469,124
  Letter of credit collateralization (Note 2)                     277,763             277,763
  Nuclear plant decommissioning trusts                            262,042             236,903
  Long-term notes receivable from associated companies
    (Note 3B)                                                     351,545             145,675
  Other                                                           305,848             280,197
                                                               ----------          ----------
                                                                1,649,326           1,409,662
                                                               ----------          ----------
CURRENT ASSETS:
  Cash and cash equivalents                                        18,269              87,175
  Receivables-
    Customers (less accumulated provisions of $11,777,000
     and $6,452,000, respectively, for uncollectible
     accounts)                                                    304,719             278,484
    Associated companies                                          478,025             221,653
    Other (less accumulated provision of $1,000,000 for
     uncollectible accounts at both dates)                         34,281              36,281
  Materials and supplies, at average cost-
    Owned                                                          80,534              69,119
    Under consignment                                              51,488              55,278
  Prepayments and other                                            76,934              73,682
                                                               ----------          ----------
                                                                1,044,250             821,672
                                                               ----------          ----------
DEFERRED CHARGES:
  Regulatory assets                                             2,498,837           1,618,319
  Property taxes                                                   56,429             100,906
  Unamortized sale and leaseback costs                             80,103              85,100
  Other                                                            32,298              44,355
                                                               ----------          ----------
                                                                2,667,667           1,848,680
                                                               ----------          ----------
                                                               $8,154,151          $8,700,746
                                                               ==========          ==========

            CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of
 Capitalization):
  Common stockholder's equity                                  $2,556,992          $2,624,460
  Preferred stock-
    Not subject to mandatory redemption                           160,965             160,965
    Subject to mandatory redemption                                    --               5,000
  Preferred stock of consolidated subsidiary-
    Not subject to mandatory redemption                            39,105              39,105
    Subject to mandatory redemption                                15,000              15,000
  Company obligated mandatorily redeemable preferred
   securities of subsidiary trust holding solely
   Company subordinated debentures                                120,000             120,000
  Long-term debt                                                2,000,622           2,175,812
                                                               ----------          ----------
                                                                4,892,684           5,140,342
                                                               ----------          ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock            311,358             422,838
  Short-term borrowings (Note 4)-
    Associated companies                                           19,131              35,583
    Other                                                         296,301             322,713
  Accounts payable-
    Associated companies                                          123,859              50,883
    Other                                                          60,332              63,219
  Accrued taxes                                                   232,225             207,362
  Accrued interest                                                 34,106              37,572
  Other                                                            75,288              94,967
                                                               ----------          ----------
                                                                1,152,600           1,235,137
                                                               ----------          ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                             1,298,845           1,468,478
  Accumulated deferred investment tax credits                     110,064             143,336
  Nuclear plant decommissioning costs                             261,204             239,695
  Other postretirement benefits                                   160,719             148,421
  Other                                                           278,035             325,337
                                                               ----------          ----------
                                                                2,108,867           2,325,267
                                                               ----------          ----------
COMMITMENTS AND CONTINGENCIES
  (Notes 2 and 5)                                              ----------          ----------
                                                               $8,154,151          $8,700,746
                                                               ==========          ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                                         OHIO EDISON COMPANY

                                            CONSOLIDATED STATEMENTS OF CAPITALIZATION
As of December 31,                                                                                         2000        1999
-----------------------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, without par value, authorized 175,000,000 shares-100 shares outstanding                 $2,098,729   $2,098,729
  Retained earnings (Note 3A)                                                                              458,263      525,731
                                                                                                        ----------   ----------
      Total common stockholder's equity                                                                  2,556,992    2,624,460
                                                                                                        ----------   ----------
                                                Number of Shares               Optional
                                                  Outstanding              Redemption Price
                                               -----------------         -------------------
                                               2000         1999         Per Share  Aggregate
                                               ----         ----         ---------  ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 6,000,000 shares
  Not Subject to Mandatory Redemption:
    3.90%                                    152,510      152,510         $103.63   $ 15,804                15,251       15,251
    4.40%                                    176,280      176,280          108.00     19,038                17,628       17,628
    4.44%                                    136,560      136,560          103.50     14,134                13,656       13,656
    4.56%                                    144,300      144,300          103.38     14,917                14,430       14,430
                                           ---------    ---------                   --------            ----------   ----------
                                             609,650      609,650                     63,893                60,965       60,965
                                           ---------    ---------                   --------            ----------   ----------
Cumulative, $25 par value-
Authorized 8,000,000 shares
  Not Subject to Mandatory Redemption:
    7.75%                                  4,000,000    4,000,000           25.00    100,000               100,000      100,000
                                           ---------    ---------                   --------            ----------   ----------

      Total Not Subject to
        Mandatory Redemption               4,609,650    4,609,650                   $163,893               160,965      160,965
                                           =========    =========                   ========            ----------   ----------
Cumulative, $100 par value-
  Subject to Mandatory Redemption
  (Note 3D):
    8.45%                                     50,000      100,000                                            5,000       10,000
    Redemption Within One Year                                                                              (5,000)      (5,000)
                                           ---------    ---------                                       ----------   ----------

      Total Subject to
        Mandatory Redemption                  50,000      100,000                                               --        5,000
                                           =========    =========                                       ----------   ----------

PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARY (Note 3C):
Pennsylvania Power Company-
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                     40,000       40,000         $103.13   $  4,125                 4,000        4,000
    4.25%                                     41,049       41,049          105.00      4,310                 4,105        4,105
    4.64%                                     60,000       60,000          102.98      6,179                 6,000        6,000
    7.75%                                    250,000      250,000              --         --                25,000       25,000
                                           ---------    ---------                   --------            ----------   ----------

      Total Not Subject to Mandatory
        Redemption                           391,049      391,049                   $ 14,614                39,105       39,105
                                           =========    =========                   ========            ----------   ----------

  Subject to Mandatory Redemption
  (Note 3D):
    7.625%                                   150,000      150,000          105.34   $ 15,801                15,000       15,000
                                           =========    =========                   ========            ----------   ----------


COMPANY OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES OF SUBSIDIARY TRUST
HOLDING SOLELY COMPANY SUBORDINATED
DEBENTURES (Note 3E):
Cumulative, $25 par value-
Authorized 4,800,000 shares
  Subject to Mandatory Redemption:
    9.00%                                  4,800,000    4,800,000                                          120,000      120,000
                                           =========    =========                                       ----------   ----------


                                                         OHIO EDISON COMPANY

                                            CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)
As of December 31,                          2000     1999                             2000     1999        2000          1999
------------------------------------------------------------------------------------------------------------------------------
                                                                  (In thousands)
LONG-TERM DEBT (Note 3F):
First mortgage bonds:
  Ohio Edison Company-                                     Pennsylvania Power Company-
    6.375% due 2000                             --   80,000  9.740% due 2001-2019    18,539   19,513
    7.375% due 2002                        120,000  120,000  7.500% due 2003         40,000   40,000
    7.500% due 2002                         34,265   34,265  6.375% due 2004         20,500   20,500
    8.250% due 2002                        125,000  125,000  6.625% due 2004         14,000   14,000
    8.625% due 2003                        150,000  150,000  8.500% due 2022         27,250   27,250
    6.875% due 2005                         80,000   80,000  7.625% due 2023          6,500    6,500
    8.750% due 2022                         50,960   50,960                        --------  -------
    7.625% due 2023                         75,000   75,000
    7.875% due 2023                         93,500   93,500
                                           -------  -------

Total first mortgage bonds.                728,725  808,725                         126,789   127,763      855,514      936,488
                                           -------  -------                        --------  --------   ----------   ----------

Secured notes:
  Ohio Edison Company-                                     Pennsylvania Power Company-
    7.450% due 2000                             --   47,725  6.080% due 2000             --    23,000
    8.100% due 2000                             --   30,000  8.100% due 2000             --     5,200
    7.930% due 2002                         15,887   28,386  5.400% due 2013          1,000     1,000
    7.680% due 2005                        200,000  200,000  5.400% due 2017         10,600    10,600
   *4.650% due 2015                         19,000       --  7.150% due 2017         17,925    17,925
    6.750% due 2015                         40,000   40,000  5.900% due 2018         16,800    16,800
    7.100% due 2018                             --   26,000  7.150% due 2021         14,482    14,482
    7.050% due 2020                         60,000   60,000  6.150% due 2023         12,700    12,700
    7.000% due 2021                         69,500   69,500 *5.050% due 2027         10,300    10,300
    7.150% due 2021                            443      443  6.450% due 2027         14,500    14,500
    5.375% due 2028                         13,522   13,522  5.375% due 2028          1,734     1,734
    5.625% due 2029                         50,000   50,000  5.450% due 2028          6,950     6,950
    5.950% due 2029                         56,212   56,212  6.000% due 2028         14,250    14,250
   *4.650% due 2030                         60,400       --  5.950% due 2029            238       238
   *4.700% due 2033                         57,100       --                         -------   -------
    5.450% due 2033                         14,800   14,800
    Limited Partnerships-
    7.81% weighted average
      interest rate due 2000-2007           24,287   12,574
                                           -------  -------

                                           681,151  649,162                         121,479   149,679      802,630      798,841
                                           -------  -------                         -------   -------   ----------   ----------
  OES Fuel-
    7.10% weighted average
      interest rate                                                                                         91,620       81,260
                                                                                                        ----------   ----------
Total secured notes                                                                                        894,250      880,101
                                                                                                        ----------   ----------

Unsecured notes:
  Ohio Edison Company-                                     Pennsylvania Power Company-
  *  7.475% due 2002                        25,000       --  *5.900% due 2033         5,200     5,200
  *  7.413% due 2002                        75,000       --                         -------   -------
  *  7.300% due 2002                            --  140,000
  *  8.113% due 2002                            --   50,000
  *  4.300% due 2012                            --   50,000
  *  4.800% due 2014                        50,000   50,000
  *  4.100% due 2015                        50,000   50,000
  *  5.800% due 2016                        47,725   47,725
  *  4.200% due 2018                            --   57,100
  *  5.000% due 2018                        56,000   56,000
  *  4.900% due 2023                        50,000       --
  *  3.100% due 2032                            --   53,400
  *  4.250% due 2033                        50,000   50,000
  *  4.650% due 2033                       108,000  108,000
  *  5.400% due 2033                        30,000   30,000
                                           ------- --------
Total unsecured notes                      541,725  742,225                           5,200     5,200      546,925      747,425
                                           -------  -------                         -------   -------   ----------   ----------

Capital lease obligations (Note 2)                                                                          12,961       33,852
                                                                                                        ----------   ----------

Net unamortized discount on debt                                                                            (2,670)      (4,216)
                                                                                                        ----------   ----------
Long-term debt due within one year                                                                        (306,358)    (417,838)
                                                                                                        ----------   ----------
Total long-term debt                                                                                     2,000,622    2,175,812
                                                                                                        ----------   ----------

TOTAL CAPITALIZATION                                                                                    $4,892,684   $5,140,342
                                                                                                        ==========   ==========

* Denotes variable rate issue with December 31, 2000 interest rate shown for only December 31, 2000 balances and December 31, 1999 interest rate shown for only December 31, 1999 balances.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                        OHIO EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                                                    Accumulated
                                                                                       Other
                                                                                   Comprehensive
                                        Comprehensive     Number      Carrying         Income           Retained
                                           Income       of Shares       Value          (Loss)           Earnings
                                        -------------   ---------     ---------    ---------------      ---------
                                                                   (Dollars in thousands)
Balance, January 1, 1998                                   100       $2,103,260        $  (615)         $621,674
  Net income                              $270,798                                                       270,798
  Transfer of minimum liability for
    unfunded retirement benefits to
    parent                                     615                                         615
                                          --------
  Comprehensive income                    $271,413
                                          ========
  Transfer of ESOP premium to parent                                     (4,531)
  Cash dividends on preferred stock                                                                      (11,952)
  Cash dividends on common stock                                                                        (297,376)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                 100        2,098,729             --           583,144
  Net income                              $297,689                                                       297,689
                                          ========
  Transfer of Penn Power Energy
    to FirstEnergy Services Corp.                                                                          3,302
  Cash dividends on preferred stock                                                                      (11,401)
  Cash dividends on common stock                                                                        (347,003)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                 100        2,098,729             --           525,731
  Net income                              $336,456                                                       336,456
                                          ========
  Cash dividends on preferred stock                                                                      (11,124)
  Cash dividends on common stock                                                                        (392,800)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                 100       $2,098,729        $    --         $ 458,263
================================================================================================================




                                    CONSOLIDATED STATEMENTS OF PREFERRED STOCK
                                                         Not Subject to            Subject to
                                                      Mandatory Redemption     Mandatory Redemption
                                                      --------------------     -------------------
                                                        Number       Par         Number       Par
                                                     of Shares      Value       of Shares    Value
                                                     ----------     -----       ---------    -----
                                                                   (Dollars in thousands)
Balance, January 1, 1998                              5,118,699   $211,870      5,150,000  $155,000
  Redemptions-
    8.45% Series                                                                  (50,000)   (5,000)
---------------------------------------------------------------------------------------------------
Balance, December 31, 1998                            5,118,699    211,870      5,100,000   150,000
  Redemptions-
    7.64% Series                                        (60,000)    (6,000)
    8.00% Series                                        (58,000)    (5,800)
    8.45% Series                                                                  (50,000)   (5,000)
---------------------------------------------------------------------------------------------------
Balance, December 31, 1999                            5,000,699    200,070      5,050,000   145,000
  Redemptions-
    8.45% Series                                                                  (50,000)   (5,000)
---------------------------------------------------------------------------------------------------
Balance, December 31, 2000                            5,000,699   $200,070      5,000,000  $140,000
===================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                    OHIO EDISON COMPANY

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                            2000           1999            1998
---------------------------------------------------------------------------------------------------
                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                               $ 336,456      $ 297,689       $ 270,798
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation and amortization            578,679        582,197         411,979
    Nuclear fuel and lease amortization                     52,232         45,850          35,086
    Deferred income taxes, net                            (110,038)      (120,149)        (55,817)
    Investment tax credits, net                            (25,035)       (13,793)        (14,290)
    Extraordinary item                                          --             --          51,730
    Receivables                                           (279,575)       (43,623)       (144,549)
    Materials and supplies                                  (7,625)        18,257          (1,627)
    Accounts payable                                        70,089         14,443          (8,455)
    Other                                                    8,753         14,442          64,552
                                                         ---------      ---------       ---------
      Net cash provided from operating activities          623,936        795,313         609,407
                                                         ---------      ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Long-term debt                                           207,283        242,601         117,265
  Short-term borrowings, net                                    --         20,113          35,954
Redemptions and Repayments-
  Preferred stock                                            5,000         17,005           5,000
  Long-term debt                                           485,178        396,410         225,241
  Short-term borrowings, net                                42,864             --              --
Dividend Payments-
  Common stock                                             392,800        347,003         297,746
  Preferred stock                                           11,124         11,512          11,865
                                                         ---------      ---------       ---------
      Net cash used for financing activities               729,683        509,216         386,633
                                                         ---------      ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                         279,508        237,199         186,139
Loans to associated companies                              206,901             --              --
Sale of assets to associated companies                    (531,633)            --              --
Other                                                        8,383         (5,064)          8,102
                                                         ---------      ---------       ---------
      Net cash used for (provided from) investing
       activities                                          (36,841)       232,135         194,241
                                                         ---------      ---------       ---------
Net increase (decrease) in cash and cash equivalents       (68,906)        53,962          28,533
Cash and cash equivalents at beginning of year              87,175         33,213           4,680
                                                         ---------      ---------       ---------
Cash and cash equivalents at end of year                 $  18,269      $  87,175       $  33,213
                                                         =========      =========       =========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
    Interest (net of amounts capitalized)                $ 183,117      $ 203,749       $ 201,064
                                                         =========      =========       =========
    Income taxes                                         $ 305,644      $ 308,052       $ 219,226
                                                         =========      =========       =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                  OHIO EDISON COMPANY

                                           CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                                     2000         1999         1998
-----------------------------------------------------------------------------------------------------
                                                                            (In thousands)
GENERAL TAXES:
Real and personal property                                        $  103,741   $  111,222   $  116,868
State gross receipts                                                 104,851      106,926      104,175
Social security and unemployment                                      11,964       14,432       12,701
Other                                                                  5,293        7,701        8,780
                                                                  ----------   ----------   ----------
    Total general taxes                                           $  225,849   $  240,281   $  242,524
                                                                  ==========   ==========   ==========
PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                         $  329,616   $  307,462   $  229,164
  State                                                               18,037       18,315       14,732
                                                                  ----------   ----------   ----------
                                                                     347,653      325,777      243,896
                                                                  ----------   ----------   ----------
Deferred, net-
  Federal                                                           (102,692)    (113,347)     (50,310)
  State                                                               (7,346)      (6,802)      (5,507)
                                                                  ----------   ----------   ----------
                                                                    (110,038)    (120,149)     (55,817)
                                                                  ----------   ----------   ----------
Investment tax credit amortization                                   (25,035)     (13,793)     (14,290)
                                                                  ----------   ----------   ----------
    Total provision for income taxes                              $  212,580   $  191,835   $  173,789
                                                                  ==========   ==========   ==========
INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                                  $  198,436   $  170,872   $  174,692
Other income                                                          14,144       20,963       20,305
Extraordinary item                                                        --           --      (21,208)
                                                                  ----------   ----------   ----------
    Total provision for income taxes                              $  212,580   $  191,835   $  173,789
                                                                  ==========   ==========   ==========
RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                     $  549,036   $  489,524   $  444,587
                                                                  ==========   ==========   ==========
Federal income tax expense at statutory rate                      $  192,163   $  171,333   $  155,605
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                             (25,035)     (13,793)     (14,290)
  State income taxes, net of federal income tax benefit                6,949        7,483        5,996
  Amortization of tax regulatory assets                               39,746       24,950       29,961
  Other, net                                                          (1,243)       1,862       (3,483)
                                                                  ----------   ----------   ----------
    Total provision for income taxes                              $  212,580   $  191,835   $  173,789
                                                                  ==========   ==========   ==========
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences                                        $  377,521   $  847,479   $  880,645
Allowance for equity funds used during construction                   62,604      152,846      169,780
Deferred nuclear expense                                             220,123      229,366      237,602
Impaired generating assets                                           439,987           --           --
Competitive transition charge                                         95,497      115,277      135,730
Customer receivables for future income taxes                          68,624      163,500      164,618
Deferred sale and leaseback costs                                    (30,151)     (26,966)      45,521
Unamortized investment tax credits                                   (39,369)     (51,521)     (55,495)
Deferred gain for asset sale to affiliated company                    73,312           --           --
Other                                                                 30,697       38,497       23,486
                                                                  ----------   ----------   ----------
    Net deferred income tax liability                             $1,298,845   $1,468,478   $1,601,887
                                                                  ==========   ==========   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Ohio Edison Company (Company) and its wholly owned subsidiaries. Pennsylvania Power Company (Penn) is the Company's principal operating subsidiary. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). FirstEnergy holds directly all of the issued and outstanding common shares of the Company and its other principal electric utility operating subsidiaries, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE). On September 1, 2000, the Company and Penn (Companies) sold their transmission assets to FirstEnergy's wholly owned subsidiary, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

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

REGULATORY PLANS-

          The PUCO approved the Company's Rate Reduction and Economic Development Plan in 1995. This regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $300 million (approximately 20 percent below then current levels). The plan also revised the Company's fuel cost recovery method so that the Company's fuel rates would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the Company's regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $600 million during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

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

          FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, CEI and TE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of the Company's generation-related transition costs of approximately $1.8 billion
($1.6 billion, net of deferred income taxes) and its transition costs related to regulatory assets aggregating approximately $1.5 billion
($1.0 billion, net of deferred income taxes).

          On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than 2006 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 560 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

          The application of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $1.2 billion of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

          The settlement agreement provides to the Company's customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 560 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery period could be shortened for the Company to reduce recovery by as much as $250 million, but any such adjustment would be computed on a class-by-class and pro-rata basis.

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

          Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued, compared to the respective company's total assets as of December 31, 2000 were $1.075 billion and $7.422 billion, respectively, for the Company and $92 million and $989 million, respectively, for Penn.

          All of the Companies' regulatory assets will continue to be recovered under provisions of the Ohio transition plan and the Pennsylvania rate restructuring plan. Under the previous regulatory plan, the PUCO had authorized the Company to recognize additional capital recovery related to its generating assets (which was reflected as additional depreciation expense) and additional amortization of regulatory assets during the prior regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million more than the amounts that would have been recognized if the prior regulatory plans were not in effect. These additional amounts are being recovered through current rates. As of December 31, 2000, the Companies' cumulative additional capital recovery and regulatory asset amortization amounted to $1.424 billion (including Penn's impairment discussed above and CTC recovery).

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Companies' nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for the Company's electric plant was approximately 2.8% in 2000 and 3.0% in 1999 and 1998. The annual composite rate for Penn's electric plant was approximately 2.6% in 2000, 2.5% in 1999 and 3.0% in 1998. In addition to the straight-line depreciation recognized in 2000, 1999 and 1998, the Companies recognized additional capital recovery of $105 million, $95 million and $141 million (excluding Penn's impairment), respectively, as additional depreciation expense in accordance with their regulatory plans. These amounts were included in the 2000 transfer of accumulated depreciation included in the Company's impaired plant investment recognized as regulatory assets as discussed in "Regulatory Plans" above.

          Annual depreciation expense in 2000 included approximately
$7.8 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $28 million from implementing the Company's transition plan in 2001. The Companies' future decommissioning costs reflect the 1999 increase in Penn's ownership interest related to the exchange of certain generating assets with Duquesne Light Company. The Companies' share of the future obligation to decommission these units is approximately $777 million in current dollars and (using a 4.0% escalation rate) approximately $1.9 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Companies have recovered approximately $97 million for decommissioning through their electric rates from customers through December 31, 2000. The Companies have also recognized an estimated liability of approximately $15.7 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Companies, together with CEI and TE, own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2000 include the following:


                                                            Companies'
                       Utility   Accumulated  Construction  Ownership/
                        Plant   Provision for    Work in    Leasehold
Generating Units     in Service  Depreciation   Progress     Interest
----------------------------------------------------------------------
                                      (In millions)
W. H. Sammis #7       $  345.0   $  145.8         $ 0.6        68.80%
Bruce Mansfield #1,
  #2 and #3              985.2      555.3           0.1        67.18%
Beaver Valley
  #1 and #2               46.7       10.1          18.5        77.81%
Perry                    319.7      307.3          10.0        35.24%
------------------------------------------------------------------------
  Total               $1,696.6   $1,018.5         $29.2
========================================================================

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

          The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

                                                                                      Other
                                                       Pension Benefits     Postretirement Benefits
                                                       ----------------     -------------------------
                                                       2000        1999        2000         1999
-----------------------------------------------------------------------------------------------------
                                                                     (In millions)
Change in benefit
 obligation:
Benefit obligation as of January 1                   $1,394.1   $1,500.1     $ 608.4     $ 601.3
Service cost                                             27.4       28.3        11.3         9.3
Interest cost                                           104.8      102.0        45.7        40.7
Plan amendments                                          41.3       --          --          --
Actuarial loss (gain)                                    17.3     (155.6)      121.7       (17.6)
Net increase from asset swap                             --         14.8        --          12.5
Voluntary early retirement program expense               23.4       --          --          --
Benefits paid                                          (102.2)     (95.5)      (35.1)      (37.8)
-------------------------------------------------------------------------------------------------
Benefit obligation as of December 31                  1,506.1    1,394.1       752.0       608.4
-------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan
 assets as of January 1                               1,807.5    1,683.0         4.9         3.9
Actual return on plan assets                              0.7      220.0        (0.2)        0.6
Company contribution                                     --         --          18.3         0.4
Benefits paid                                          (102.2)     (95.5)       --          --
-------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31           1,706.0    1,807.5        23.0         4.9
-------------------------------------------------------------------------------------------------
Funded status of plan                                   199.9      413.4      (729.0)     (603.5)
Unrecognized actuarial loss (gain)                      (90.9)    (303.5)      147.3        24.9
Unrecognized prior service cost                          93.1       57.3        20.9        24.1
Unrecognized net transition obligation (asset)           (2.1)     (10.1)      110.9       120.1
-------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                       $  200.0   $  157.1     $(449.9)    $(434.4)
=================================================================================================
Companies' share of prepaid (accrued)
  benefit cost                                       $  213.9   $  194.8     $(157.0)    $(145.7)
=================================================================================================
Assumptions used as of December 31:
Discount rate                                            7.75%      7.75%       7.75%       7.75%
Expected long-term return on plan assets                10.25%     10.25%      10.25%      10.25%
Rate of compensation increase                            4.00%      4.00%       4.00%       4.00%


          FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2000 were computed as follows:


                                                                                          Other
                                                     Pension Benefits             Postretirement Benefits
                                                 -------------------------        -------------------------
                                                 2000      1999       1998        2000       1999       1998
-----------------------------------------------------------------------------------------------------------
                                                                        (In millions)
Service cost                                   $  27.4   $  28.3    $  25.0      $11.3      $ 9.3      $ 7.5
Interest cost                                    104.8     102.0       92.5       45.7       40.7       37.6
Expected return on plan assets                  (181.0)   (168.1)    (152.7)      (0.5)      (0.4)      (0.3)
Amortization of transition obligation (asset)     (7.9)     (7.9)      (8.0)       9.2        9.2        9.2
Amortization of prior service cost                 5.7       5.7        2.3        3.2        3.3       (0.8)
Recognized net actuarial loss (gain)              (9.1)     --         (2.6)      --         --         --
Voluntary early retirement program expense        17.2      --         --         --         --         --
------------------------------------------------------------------------------------------------------------
Net benefit cost                               $ (42.9)  $ (40.0)   $ (43.5)     $68.9      $62.1      $53.2
==============================================================================================================
Companies' share of total plan costs           $ (19.1)  $ (16.9)   $ (39.7)     $24.7      $25.5      $31.2
------------------------------------------------------------------------------------------------------------


          The FirstEnergy plan's health care trend rate assumption is 7.2% in 2001, 7.0% in 2002 and 6.5% in 2003, trending to 5.0% - 5.5% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $7.5 million and the postretirement benefit obligation by $94.4 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $8.5 million and the postretirement benefit obligation by $111.0 million.

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues and operating expenses include transactions with CEI and TE, which were primarily for electric sales and ATSI transmission rent expense of $32.4 million starting in 2000. The amounts related to CEI and TE were $53.4 million and $15.9 million, respectively, for 2000, $27.7 million and $18.1 million, respectively, for 1999 and $17.8 million and $12.7 million, respectively, for 1998. Other income included $5.4 million of interest income from ATSI beginning in 2000.

          FirstEnergy provides support services at cost to the Companies and other affiliated companies, for which the Companies were billed $119.0 million, $118.2 million and $114.2 million in 2000, 1999 and 1998, respectively.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. As of December 31, 1999, cash and cash equivalents included $83 million used for the redemption of long-term debt in the first quarter of 2000. The Companies reflect temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $1.3 million, $1.4 million and $1.6 million for the years 2000, 1999 and 1998, respectively. Commercial paper transactions of OES Fuel, Incorporated (OES Fuel) (a wholly owned subsidiary of the Company) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as long-term debt on the Consolidated Balance Sheets (see Note 3F).

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

                                      2000                1999
-----------------------------------------------------------------------
                                Carrying    Fair     Carrying    Fair
                                  Value    Value       Value     Value
-----------------------------------------------------------------------
                                            (In millions)
Long-term debt                  $2,205    $2,257      $2,483     $2,459
Preferred stock                 $  140    $  138      $  145     $  142
Investments other than cash
 and cash equivalents:
  Debt securities
  - Maturity (5-10 years)       $  460    $  441      $  475     $  476
  - Maturity (more than
    10 years)                      464       512         258        267
  Equity securities                 13        13          14         14
  All other                        342       341         301        311
------------------------------------------------------------------------
                                $1,279    $1,307      $1,048     $1,068
========================================================================

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

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Companies have no securities held for trading purposes.

REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Companies' respective transition and rate restructuring plans. Based on those plans, the Companies continue to bill and collect cost-based rates for their transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those operations. The Companies also recognized additional cost recovery of $270 million, $257 million and $50 million in 2000, 1999 and 1998, respectively, as additional regulatory asset amortization in accordance with their regulatory plans. The application of SFAS 71 to the Company's generation business was discontinued effective with the PUCO's approval of FirstEnergy's transition plan. The effect of such discontinuance was reflected on the financial statements as of June 30, 2000, with the reduction of plant investment and the corresponding recognition of regulatory assets recoverable through future regulatory cash flows for generating assets that were impaired of approximately $1.2 billion for the Company.

          Regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                              2000        1999
-----------------------------------------------------------------
                                                (In millions)
      Impaired generating assets            $1,238.1     $   --
      Nuclear unit expenses                    619.4        643.0
      Customer receivables for future
       income taxes                            190.3        455.3
      Competitive transition charge            230.9        280.4
      Sale and leaseback costs                 113.6        120.5
      Loss on reacquired debt                   80.1         79.7
      Employee postretirement benefit costs     20.7         24.8
      Other                                      5.7         14.6
-------------------------------------------------------------------
            Total                           $2,498.8     $1,618.3
===================================================================

2.  LEASES

          The Companies lease certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

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

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2000, are summarized as follows:

                         2000      1999      1998
---------------------------------------------------
                                (In millions)
Operating leases
  Interest element      $107.0    $108.5    $110.0
  Other                   35.1      34.4      28.9
Capital leases
  Interest element         2.5       5.3       5.3
  Other                    2.6       4.4       4.8
---------------------------------------------------
  Total rentals         $147.2    $152.6    $149.0
===================================================

         The future minimum lease payments as of December 31, 2000, are:

                                         Operating Leases
                                 --------------------------------
                      Capital       Lease    PNBV Capital
                      Leases      Payments       Trust      Net
----------------------------------------------------------------
                                      (In millions)
2001                  $ 5.3      $  127.1       $ 59.5   $   67.6
2002                    4.8         130.4         61.0       69.4
2003                    4.5         136.9         62.6       74.3
2004                    4.4         137.7         58.3       79.4
2005                    4.4         138.6         56.3       82.3
Years thereafter        8.6       1,551.7        474.6    1,077.1
------------------------------------------------------------------
Total minimum
 lease payments        32.0      $2,222.4       $772.3   $1,450.1
Executory costs        10.6      ========       ======   ========
---------------------------
Net minimum lease
 payments              21.4
Interest portion        8.4
---------------------------
Present value of net
 minimum lease
 payments              13.0
Less current portion    2.2
---------------------------
Noncurrent portion    $10.8
===========================


          The Company invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. The PNBV capital trust arrangement effectively reduces lease costs related to those transactions.

3.  CAPITALIZATION:

  (A)  RETAINED EARNINGS-

          Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $409.8 million at December 31, 2000.

  (B)  EMPLOYEE STOCK OWNERSHIP PLAN-

          FirstEnergy funds the matching contribution for its 401(k) savings plan through an ESOP Trust. All of the Companies' full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from the Company and acquired 10,654,114 shares of the Company's common stock (subsequently converted to FirstEnergy common stock) through market purchases. The ESOP loan is included in Other Property and Investments on the Consolidated Balance Sheets as of December 31, 2000 and 1999 as an investment with FirstEnergy related to the FirstEnergy savings plan. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made.

  (C)  PREFERRED AND PREFERENCE STOCK-

          Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. The Company's 8.45% series of preferred stock has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-60 days' notice.

          The Company has eight million authorized and unissued shares of preference stock having no par value.

  (D)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          The Company's 8.45% series of preferred stock has an annual sinking fund requirement for 50,000 shares. Penn's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

          The Companies' preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements are $5 million in 2001 and $1 million in each year 2002-2005.

  (E)  COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
       SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY
       SUBORDINATED DEBENTURES-

          Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by the Company at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

  (F)  LONG-TERM DEBT-

          The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

          Based on the amount of bonds authenticated by the Trustees through December 31, 2000, the Companies' annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $31 million. The Companies expect to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

               (In millions)
----------------------------
2001                 $304.2
2002                  515.6
2003                  247.7
2004                  257.0
2005                  135.4
----------------------------

          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $225.1 million and noncancelable municipal bond insurance policies of $136.5 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Companies are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 0.60% to 1.25% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

          The Company had unsecured borrowings of $100 million as of December 31, 2000, supported by a $250 million long-term revolving credit facility agreement which expires November 18, 2002. The Company must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

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

4.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding as of December 31, 2000, consisted of $136.4 million of bank borrowings and $159.9 million of OES Capital, Incorporated (OES Capital) commercial paper. OES Capital is a wholly owned subsidiary of the Company whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $170 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expires in 2002. As of December 31, 2000, the Company also had total short-term borrowings of $19.1 million from its affiliates.

          The Company has lines of credit with domestic banks that provide for borrowings of up to $55 million under various interest rate options. Short-term borrowings may be made under these lines of credit on its unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.15% to 0.20%. These lines expire at various times during 2001. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2000 and 1999, were 6.93% and 6.27%, respectively.

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Companies' current forecasts reflect expenditures of approximately $513 million for property additions and improvements from 2001-2005, of which approximately $118 million is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $187 million, of which approximately
$39 million applies to 2001. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $217 million and $45 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $168.2 million per incident but not more than $19.1 million in any one year for each incident.

          The Companies are also insured as to their respective interests in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $358 million of insurance coverage for replacement power costs for their respective interests in Beaver Valley and Perry. Under these policies, the Companies can be assessed a maximum of approximately $17.7 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. In accordance with the Ohio transition plan discussed in "Regulatory Plans" in Note 1, generation operations and any related additional capital expenditures for environmental compliance are the responsibility of FirstEnergy's competitive services business unit.

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

          In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the
W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Companies in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Companies believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

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

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

  The following summarizes certain consolidated operating results by quarter for 2000 and 1999.

                       March 31,  June 30,  September 30,  December 31,
  Three Months Ended     2000      2000         2000          2000
------------------------------------------------------------------------
                                       (In millions)

Operating Revenues      $644.4    $667.2        $733.9        $681.2
Operating Expenses
 and Taxes               524.9     533.1         604.6         581.8
----------------------------------------------------------------------
Operating Income         119.5     134.1         129.3          99.4
Other Income              12.3      11.5          16.4          15.8
Net Interest Charges      51.0      51.8          51.4          47.6
----------------------------------------------------------------------
Net Income              $ 80.8    $ 93.8        $ 94.3        $ 67.6
======================================================================
Earnings on Common
 Stock                  $ 78.0    $ 91.0        $ 91.5        $ 64.8
======================================================================


                       March 31,  June 30,  September 30,  December 31,
Three Months Ended       1999      1999         1999          1999
----------------------------------------------------------------------
                                    (In millions)

Operating Revenues      $633.1    $646.7        $770.5        $636.6
Operating Expenses
 and Taxes               498.1     532.7         650.2         532.8
----------------------------------------------------------------------
Operating Income         135.0     114.0         120.3         103.8
Other Income               9.3      13.1          10.2          13.2
Net Interest Charges      56.5      58.4          53.9          52.5
----------------------------------------------------------------------
Net Income              $ 87.8    $ 68.7        $ 76.6        $ 64.5
======================================================================
Earnings on Common
 Stock                  $ 84.9    $ 65.8        $ 73.7        $ 61.7
======================================================================





Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.






ARTHUR ANDERSEN LLP

Cleveland, Ohio,
  February 16, 2001.
24


1