Form 10-K, Exhibit 13
period 2000-12-31
FIRSTENERGY CORP
filed 2001-03-28
CIK 1031296

THE CLEVELAND ELECTRIC
                          ILLUMINATING COMPANY

                  2000 ANNUAL REPORT TO STOCKHOLDERS


          The Cleveland Electric Illuminating Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.9 million.







Contents                                                            Page
--------                                                            ----

Selected Financial Data                                               1
Management's Discussion and Analysis                                 2-6
Consolidated Statements of Income                                     7
Consolidated Balance Sheets                                           8
Consolidated Statements of Capitalization                            9-10
Consolidated Statements of Common Stockholder's Equity                11
Consolidated Statements of Preferred Stock                            11
Consolidated Statements of Cash Flows                                 12
Consolidated Statements of Taxes                                      13
Notes to Consolidated Financial Statements                          14-23
Report of Independent Public Accountants                              24


                                      THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                              SELECTED FINANCIAL DATA
                                                                                Nov. 8-            Jan. 1-
                                           2000       1999        1998       Dec. 31, 1997       Nov. 7, 1997       1996
------------------------------------------------------------------------------------------------------------------------
                                                                 (Dollars in thousands)   |
                                                                                          |
                                                                                          |
GENERAL FINANCIAL INFORMATION:                                                            |
                                                                                          |
Operating Revenues                     $1,887,039  $1,864,954  $1,795,997    $  254,892   |      $1,537,459      $1,798,850
                                       ==========  ==========  ==========    ==========   |      ==========      ==========
                                                                                          |
Operating Income                       $  390,094  $  394,766  $  382,523    $   50,431   |      $  315,777      $  367,509
                                       ==========  ==========  ==========    ==========   |      ==========      ==========
                                                                                          |
Income Before Extraordinary Item       $  202,950  $  194,089  $  164,891    $   19,290   |      $   95,191      $  116,553
                                       ==========  ==========  ==========    ==========   |      ==========      ==========
                                                                                          |
Net Income (Loss)                      $  202,950  $  194,089  $  164,891    $   19,290   |      $ (229,247)     $  116,553
                                       ==========  ==========  ==========    ==========   |      ==========      ==========
                                                                                          |
Earnings (Loss) on Common Stock        $  182,107  $  160,565  $  140,097    $   19,290   |      $ (274,276)     $   77,810
                                       ==========  ==========  ==========    ==========   |      ==========      ==========
                                                                                          |
Total Assets                           $5,964,631  $6,208,761  $6,318,183    $6,440,284   |                      $6,962,297
                                       ==========  ==========  ==========    ==========   |                      ==========
                                                                                          |
CAPITALIZATION:                                                                           |
Common Stockholder's Equity            $1,064,839  $  966,616  $1,008,238    $  950,904   |                      $1,044,283
Preferred Stock-                                                                          |
  Not Subject to Mandatory Redemption     238,325     238,325     238,325       238,325   |                         238,325
  Subject to Mandatory Redemption          26,105     116,246     149,710       183,174   |                         186,118
Long-Term Debt                          2,634,692   2,682,795   2,888,202     3,189,590   |                       2,523,030
                                       ----------  ----------  ----------    ----------   |                      ----------
Total Capitalization                   $3,963,961  $4,003,982  $4,284,475    $4,561,993   |                      $3,991,756
                                       ==========  ==========  ==========    ==========   |                      ==========
                                                                                          |
CAPITALIZATION RATIOS:                                                                    |
Common Stockholder's Equity                  26.9%       24.1%       23.5%         20.9%  |                            26.2%
Preferred Stock-                                                                          |
  Not Subject to Mandatory Redemption         6.0         6.0         5.6           5.2   |                             6.0
  Subject to Mandatory Redemption             0.6         2.9         3.5           4.0   |                             4.6
Long-Term Debt                               66.5        67.0        67.4          69.9   |                            63.2
                                            -----       -----       -----         -----   |                           -----
Total Capitalization                        100.0%      100.0%      100.0%        100.0%  |                           100.0%
                                            =====       =====       =====         =====   |                           =====
                                                                                          |
KILOWATT-HOUR SALES (Millions):                                                           |
Residential                                 5,061       5,278       4,949           790   |           4,062           4,958
Commercial                                  6,656       6,509       6,353           893   |           4,990           5,908
Industrial                                  8,320       8,069       8,024         1,285   |           6,710           7,977
Other                                         167         166         165            89   |             476             522
                                           ------      ------      ------         -----   |          ------          ------
Total Retail                               20,204      20,022      19,491         3,057   |          16,238          19,365
Total Wholesale                             4,632       2,607       1,275           575   |           2,408           2,155
                                           ------      ------      ------         -----   |          ------          ------
Total                                      24,836      22,629      20,766         3,632   |          18,646          21,520
                                           ======      ======      ======         =====   |          ======          ======
                                                                                          |
CUSTOMERS SERVED:                                                                         |
Residential                               667,115     667,954     668,470       671,265   |                         663,130
Commercial                                 69,103      69,954      68,896        74,751   |                          70,886
Industrial                                  4,851       5,090       5,336         6,515   |                           6,545
Other                                         307         223         221           278   |                             446
                                          -------     -------     -------       -------   |                         -------
Total                                     741,376     743,221     742,923       752,809   |                         741,007
                                          =======     =======     =======       =======   |                         =======
                                                                                          |
Number of Employees (a)                     1,046       1,694       1,798         3,162   |                           3,282


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

Results of Operations
---------------------

          Earnings on common stock increased 13% to $182.1 million in 2000 from $160.6 million in 1999. Results in 2000 were favorably affected by higher operating revenues and reduced depreciation and amortization, net interest charges and preferred stock dividend requirements. In 1999, earnings on common stock increased 15% to $160.6 million from $140 million in 1998 primarily due to higher operating revenues, the absence of unusually high purchased power costs experienced in 1998, reduced general taxes and lower net interest charges. Partially offsetting the improved earnings in both 2000 and 1999 were higher nuclear and other operating costs.


          Operating revenues increased by $22.1 million in 2000 following a $69.0 million increase in 1999. The sources of increases in operating revenues during 2000 and 1999, as compared to the prior year, are summarized in the following table.

Sources of Revenue Changes              2000          1999
-----------------------------------------------------------
    Increase (Decrease)                   (In millions)

Increase in retail kilowatt-hour
 sales                                $ 15.6         $46.1
Change in average retail price         (37.9)         (1.5)
Increase in wholesale sales             56.1          15.2
All other changes                      (11.7)          9.2
-----------------------------------------------------------
Net Increase in Operating Revenues    $ 22.1         $69.0
==========================================================

Electric Sales

          Additional kilowatt-hour sales to the wholesale market were the largest source of the increase in operating revenues in 2000, compared to the prior year, due in part to additional available generating capacity. Operating revenues from increased kilowatt-hour sales to retail customers were more than offset by a reduction in average retail unit prices in 2000, compared to 1999. While sales to commercial and industrial customers both increased in 2000, sales to residential customers decreased in part due to the cooler summer weather, as compared to the above normal temperatures experienced during 1999. Other electric revenues were also lower in 2000 as a result of the elimination of steam sales and the absence of joint ownership billings to Duquesne Light Company (Duquesne) in 2000 resulting from the asset swap with Duquesne in early December 1999. The decline in other revenues was partially offset by additional transmission-related revenues in 2000, compared to the prior year.

          Operating revenues in 1999 increased from the preceding year as a result of kilowatt-hour sales growth in both the retail and wholesale markets. Strong consumer-driven economic growth, and to a lesser extent the weather, contributed to the increased retail sales. Weather-induced electricity demand in the wholesale market and additional available internal generation combined to more than double sales to wholesale customers in 1999, compared to 1998. Changes in kilowatt-hour sales by customer class in 2000 and 1999 are summarized in the following table:

Changes in KWH Sales         2000         1999
------------------------------------------------
 Increase (Decrease)

Residential                 (4.1)%        6.6%
Commercial                   2.3%         2.5%
Industrial                   3.1%         0.6%
------------------------------------------------
Total Retail                 0.9%         2.7%
Wholesale                   77.6%       104.5%
------------------------------------------------
Total Sales                  9.8%         9.0%
------------------------------------------------

Operating Expenses and Taxes

          Total operating expenses and taxes increased $26.8 million in 2000 and $56.7 million in 1999, compared to the respective preceding year. Collectively, nuclear and other operating costs represented a majority of the increased costs in 2000 and all of the increase in 1999. General taxes were also higher in 2000.

          Fuel and purchased power costs increased a moderate $4.8 million in 2000, compared to 1999. The slightly higher costs resulted from a $44.8 million increase in purchased power costs which was significantly offset by a $40.0 million decrease in fuel expense. Most of the increase in purchased power costs occurred in the second quarter as generating unit refueling and maintenance outages reduced internal generation during that period. The reduction in fuel expense in 2000 from the preceding year occurred despite a 3.4% increase in internal generation. Factors contributing to the lower fuel expense included:

o A higher proportion of nuclear generation (which has lower unit fuel costs than fossil fuel) due to increased nuclear ownership from the exchange of generating assets with Duquesne in December 1999;

o  The expiration of an above-market coal contract at the end of 1999;
   and

o Continued improvement of coal-blending strategies, which resulted in the use of additional lower-cost coal and enhanced the efficiency and cost-competitiveness of our fossil generation.

          In 1999, lower purchased power costs accounted for almost all of the $26.5 million reduction in fuel and purchased power costs from the prior year. Much of the decrease in purchased power costs occurred in the second quarter of 1999 due to the absence of unusual conditions experienced in the summer of 1998. The higher purchased power costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. Unscheduled outages at Beaver Valley Unit 2, the Davis-Besse Plant and Avon Lake Unit 9 required us to purchase significant amounts of power on the spot market during that period. Although above normal temperatures were also experienced in 1999, we maintained a stronger capacity position compared to the previous year and better met customer demand from our own internal generation.

          Nuclear operating costs increased $12.9 million in 2000, compared to 1999, primarily due to additional refueling outage costs associated with three unit outages in 2000 versus two during the previous year and increased ownership of the Perry Plant resulting from the Duquesne asset swap. Nuclear refueling outage costs at Beaver Valley Unit 2 and the Perry Plant were primarily responsible for the $40.8 million increase in 1999 nuclear operating costs from the preceding year. Other operating costs rose $6.7 million in 2000, compared to 1999, with most of the increase resulting from additional leased portable diesel generators, acquired as part of our summer supply strategy, and voluntary early retirement costs. Partially offsetting these higher costs were increased gains of $7.8 million realized from the sale of emission allowances in 2000. Other operating costs increased $32.5 million in 1999 from 1998 due to higher customer and sales expenses including expenditures for energy marketing programs, information system requirements and other customer-related costs.

          Approval of our transition plan by the Public Utilities Commission of Ohio (PUCO) resulted in a net reduction of depreciation and amortization in 2000, compared to 1999. As part of the transition plan, generating plant assets were reviewed for possible impairment. Impaired nuclear plant investments were recognized as regulatory assets, for which recovery as transition costs began in January 2001. This reduction in plant investment resulted in a corresponding reduction to depreciation expense beginning in July 2000 and accounted for most of the $10.3 million reduction in depreciation and amortization in 2000 from the preceding year. Higher general taxes in 2000, compared to the prior year, resulted from favorable Ohio and Pennsylvania property tax settlements in 1999.

Net Interest Charges

          Net interest charges decreased by $10.1 million in 2000 and $19.6 million in 1999, compared to the prior year. We continue to redeem our outstanding debt, thus maintaining the downward trend in our financing costs during 2000. Net redemptions of long-term debt totaled $175 million in 2000.

Preferred Stock Dividend Requirements

          Preferred stock dividend requirements were $12.7 million lower in 2000, compared to the prior year, as a result of preferred stock maturities and the amortization of fair market value adjustments recognized under purchase accounting in 1997. In 1999, preferred stock dividend requirements were $8.7 million higher due to a reduction in 1998 resulting from the declaration of $9 million of preferred dividends as of the 1997 merger date, for dividends attributable to 1998.

Effects of SFAS 71 Discontinuation and Impairment
-------------------------------------------------

          The application of the Statement of Financial Accounting Standards No. (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," was discontinued for our nonnuclear generation business effective with approval by the PUCO of the Ohio transition plan. We continue to bill and collect cost-based rates for transmission and distribution services, which remain subject to cost-based regulation; accordingly, it is appropriate that we continue the application of SFAS 71 to those operations. All generating plant investments were reviewed for impairment due to anticipated changes to our cash flows resulting from the transition plan. The June 30, 2000 balance sheet reflects the effect of that review with nuclear plant investment being further reduced by a total of $304 million with a corresponding recognition of regulatory assets for the impaired plant, which is recoverable through future regulatory cash flows.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

          On September 1, 2000, FirstEnergy Corp.'s electric utility operating companies transferred $1.2 billion of their transmission assets to American Transmission Systems, Inc. (ATSI), an affiliated company. ATSI represents a first step toward the goal of establishing a larger independent, regional transmission organization. As part of the transfer, we sold to ATSI $328.1 million of our transmission assets, net of $155.2 million of accumulated depreciation and $3.4 million of investment tax credits for $76.3 million in cash and $93.2 million in long-term notes.

          Through net debt redemptions and preferred stock sinking fund maturities, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2000. During 2000, we reduced our total debt by approximately $245 million. Our common stockholder's equity percentage of capitalization increased to 27% as of December 31, 2000 from 21% at the end of 1997. We have reduced the average capital cost of outstanding debt from 8.88% in 1995 to 8.07% in 2000. Net redemptions of long-term debt and preferred stock completed in 2000 are expected to generate annual savings of about $15 million. Also, approval by the PUCO of our transition plan on July 19, 2000 (see Outlook), was cited as an important reason that Moody's Investors Service and Fitch upgraded our debt ratings during the second half of 2000. The improved credit ratings should lower the cost of future borrowings. Our credit ratings remain under review for further possible upgrades by Moody's. The improved credit ratings are summarized in the following table:

  Credit Ratings           Before Upgrade      After Upgrade
-------------------------------------------------------------
                           Moody's             Moody's
                          Investors           Investors
                           Service  Fitch      Service  Fitch
-------------------------------------------------------------

First mortgage bonds         Ba1     BB+         Baa3    BBB-
Preferred Stock              b1      B           baa1    BB


          Our cash requirements in 2001 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $1.1 billion for the 2001-2005 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $137.0 million relates to 2001.

          We had about $3.2 million of cash and temporary investments and $28.6 million of short-term indebtedness to associated companies on December 31, 2000. Under our first mortgage indenture, as of December 31, 2000, we would have been permitted to issue up to $829 million of additional first mortgage bonds on the basis of property additions and retired bonds. We have no restrictions on the issuance of preferred stock.

          Our capital spending for the period 2001-2005 is expected to be about $455 million (excluding nuclear fuel), of which approximately $103 million applies to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $114 million, of which about $8 million relates to 2001. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $144 million and $32 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments net of trust cash receipts of approximately $74 million for the 2001-2005 period, of which approximately $22 million relates to 2001.

Interest Rate Risk
------------------

          Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 2 our investment in the Shippingport Capital Trust effectively reduces future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making corresponding changes to the decommissioning liability, as described in Note 1.

          The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.



Comparison of Carrying Value to Fair Value
------------------------------------------------------------------------------------------------
                                                                         There-            Fair
                                 2001    2002    2003    2004    2005    after    Total    Value
------------------------------------------------------------------------------------------------
                                                      (Dollars in millions)
Investments other than
  Cash and Cash Equivalents:
Fixed Income                     $16    $ 38    $ 48     $  1    $ 21    $  525   $  649   $  656
  Average interest rate          7.8%    7.7%    7.6%     7.8%    7.9%      7.3%     7.4%
-------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                       $57    $228    $115     $280    $300    $1,395   $2,375   $2,467
  Average interest rate          8.6%    7.7%    7.4%     7.7%    9.5%      7.4%     7.7%
Variable rate                                                            $  188   $  188   $  188
  Average interest rate                                                     4.6%     4.6%
Short-term Borrowings            $29                                              $   29   $   29
  Average interest rate          6.4%                                                6.4%
-------------------------------------------------------------------------------------------------
Preferred Stock                  $80    $ 19    $  1     $  1    $  1    $    3   $  105   $  105
  Average dividend rate          8.9%    8.9%    7.4%     7.4%    7.4%      7.4%     8.8%
-------------------------------------------------------------------------------------------------


Outlook
-------

          On July 19, 2000, the PUCO approved FirstEnergy's plan for transition to customer choice in Ohio (see Note 1), filed on our behalf, as well as for our affiliated Ohio electric utility operating companies - OE and TE. As part of its authorization, the PUCO approved a settlement agreement between FirstEnergy and major groups representing most of FirstEnergy's Ohio customers regarding the transition to customer choice in selection of electricity suppliers. On January 1, 2001, electric choice became available to FirstEnergy's Ohio customers. Under the plan, we continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. However, our rates have been restructured to establish separate charges for transmission and distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on market prices plus an incentive, and the customer receives a generation charge from the alternative supplier.

          The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). The transition costs will be paid by all customers regardless of whether or not they choose an alternative supplier. Under the plan, we assume the risk of not recovering up to $170 million of transition revenue if the rate of customers (excluding contracts and full-service accounts), switching their service from us has not reached an average of 20% over any consecutive twelve-month period by December 31, 2005 - the end of the market development period. We also committed under the transition agreement to make available 400 MW of our generating capacity to marketers, brokers and aggregators at set prices, to be used for sales only to retail customers in our Ohio service areas. Through February 8, 2001, approximately 305 MW of the 400 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of February 8, 2001, we had been notified that about 51,000 of our customers requested generation services from other authorized suppliers, including FirstEnergy Services Corp. (FE Services), an affiliated company.

          Beginning in 2001, Ohio utilities that offer both competitive and regulated retail electric services must implement a corporate separation plan approved by the PUCO -- one which provides a clear separation between regulated and competitive operations. Since FirstEnergy's regionally-focused retail sales strategy envisions the continued operation of both regulated and competitive operations, its transition plan included details for its corporate separation. The approved plan is consistent with the way FirstEnergy managed its businesses in 2000, through a competitive services unit, a utility services unit and a corporate support services unit. FE Services provides competitive retail energy services while we continue to provide regulated transmission and distribution services. FirstEnergy Generation Corp. (FE Generation), an associated company, operates and leases fossil plants from us. We expect that the transfer of our fossil generating assets to FE Generation will be completed by the end of the market development period. All of our power supply requirements are provided by FE Services to satisfy our "provider of last resort" obligation under the FirstEnergy transition plan, as well as grandfathered wholesale contracts.

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

          We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have an accrued liability totaling $3.4 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs, and the financial ability of other PRPs to pay. We believe that waste disposal costs will not have a material adverse effect on our financial condition, cash flow or results of operation.

          On August 8, 2000, our parent company, FirstEnergy Corp., entered into an agreement to merge with GPU, Inc, a Pennsylvania corporation, headquartered in Morristown, New Jersey. The target date for completing the merger is by the end of the second quarter of 2001. We will continue to be a wholly owned subsidiary of FirstEnergy Corp.





                                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                        CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                               2000           1999              1998
-------------------------------------------------------------------------------------------------------
                                                                         (In thousands)
OPERATING REVENUES                                         $1,887,039      $1,864,954        $1,795,997
                                                           ----------      ----------        ----------

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                    414,127         409,282           435,752
  Nuclear operating costs                                     151,571         138,686            97,914
  Other operating costs                                       374,818         368,103           335,621
                                                           ----------      ----------        ----------
    Total operation and maintenance expenses                  940,516         916,071           869,287
  Provision for depreciation and amortization                 220,915         231,225           234,348
  General taxes                                               222,297         211,636           221,077
  Income taxes                                                113,217         111,256            88,762
                                                           ----------      ----------        ----------
    Total operating expenses and taxes                      1,496,945       1,470,188         1,413,474
                                                           ----------      ----------        ----------

OPERATING INCOME                                              390,094         394,766           382,523

OTHER INCOME                                                   12,568           9,141            11,772
                                                           ----------      ----------         ---------

INCOME BEFORE NET INTEREST CHARGES                            402,662         403,907           394,295
                                                           ----------      ----------         ---------

NET INTEREST CHARGES:
  Interest on long-term debt                                  199,444         211,842           234,795
  Allowance for borrowed funds used during
    construction                                               (2,027)         (1,755)           (2,079)
  Other interest expense (credit)                               2,295            (269)           (3,312)
                                                           ----------      ----------        ----------
  Net interest charges                                        199,712         209,818           229,404
                                                           ----------      ----------        ----------

NET INCOME                                                    202,950         194,089           164,891

PREFERRED STOCK DIVIDEND
  REQUIREMENTS                                                 20,843          33,524            24,794
                                                           ----------      ----------        ----------

EARNINGS ON COMMON STOCK                                   $  182,107      $  160,565        $  140,097
                                                           ==========      ==========        ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                              CONSOLIDATED BALANCE SHEETS
As of December 31,                                             2000           1999
-------------------------------------------------------------------------------------
                                                                (In thousands)
                   ASSETS
UTILITY PLANT:
  In service                                               $4,036,590     $4,479,098
  Less-Accumulated provision for depreciation               1,624,672      1,498,798
                                                           ----------     ----------
                                                            2,411,918      2,980,300
                                                           ----------     ----------
  Construction work in progress-
    Electric plant                                             66,904         55,002
    Nuclear fuel                                               24,145            408
                                                           ----------     ----------
                                                               91,049         55,410
                                                           ----------     ----------
                                                            2,502,967      3,035,710
                                                           ----------     ----------
OTHER PROPERTY AND INVESTMENTS:
  Shippingport Capital Trust (Note 2)                         491,830        517,256
  Nuclear plant decommissioning trusts                        189,804        183,291
  Long-term notes receivable from associated companies         92,722             --
  Other                                                        36,084         20,708
                                                           ----------     ----------
                                                              810,440        721,255
                                                           ----------     ----------
CURRENT ASSETS:
  Cash and cash equivalents                                     2,855            376
  Receivables-
    Customers                                                  14,748         17,010
    Associated companies                                       81,090         18,318
    Other (less accumulated provisions of $1,000,000
     for uncollectible accounts at both dates)                127,639        171,274
  Notes receivable from associated companies                      384             --
  Materials and supplies, at average cost-
    Owned                                                      26,039         39,294
    Under consignment                                          38,673         23,721
  Prepayments and other                                        59,377         56,447
                                                           ----------     ----------
                                                              350,805        326,440
                                                           ----------     ----------
DEFERRED CHARGES:
  Regulatory assets                                           816,143        539,824
  Goodwill                                                  1,408,869      1,440,283
  Property taxes                                               64,230        132,643
  Other                                                        11,177         12,606
                                                           ----------     ----------
                                                            2,300,419      2,125,356
                                                           ----------     ----------
                                                           $5,964,631     $6,208,761
                                                           ==========     ==========

           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of
 Capitalization):
  Common stockholder's equity                              $1,064,839     $  966,616
  Preferred stock-
    Not subject to mandatory redemption                       238,325        238,325
    Subject to mandatory redemption                            26,105        116,246
  Long-term debt                                            2,634,692      2,682,795
                                                           ----------     ----------
                                                            3,963,961      4,003,982
                                                           ----------     ----------
CURRENT LIABILITIES:
  Currently payable long-term debt and preferred stock        165,696        240,684
  Accounts payable-
    Associated companies                                      102,915         85,950
    Other                                                      54,422         50,570
  Notes payable to associated companies                        28,586        103,471
  Accrued  taxes                                              178,707        177,006
  Accrued interest                                             56,142         60,740
  Other                                                        82,195         83,292
                                                           ----------     ----------
                                                              668,663        801,713
                                                           ----------     ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                           591,748        567,478
  Accumulated deferred investment tax credits                  79,957         86,999
  Nuclear plant decommissioning costs                         198,997        192,484
  Pensions and other postretirement benefits                  227,528        220,731
  Other                                                       233,777        335,374
                                                           ----------     ----------
                                                            1,332,007      1,403,066
                                                           ----------     ----------
COMMITMENTS AND CONTINGENCIES
  (Notes 2 and 5)                                          ----------     ----------
                                                           $5,964,631     $6,208,761
                                                           ==========     ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                      THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                       CONSOLIDATED STATEMENTS OF CAPITALIZATION
As of December 31,                                                                                2000          1999
------------------------------------------------------------------------------------------------------------------------
                                        (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, without par value, authorized 105,000,000 shares
    79,590,689 shares outstanding                                                            $  931,962      $  931,962
  Retained earnings (Note 3A)                                                                   132,877          34,654
                                                                                             ----------      ----------
    Total common stockholder's equity                                                         1,064,839         966,616
                                                                                             ----------      ----------
                                           Number of Shares               Optional
                                              Outstanding             Redemption Price
                                          --------------------      --------------------
                                          2000            1999      Per Share  Aggregate
                                          ----            ----      ---------  ---------
PREFERRED STOCK (Note 3B):
Cumulative, without par value-
Authorized 4,000,000 shares
  Not Subject to Mandatory Redemption:
    $ 7.40  Series A                     500,000         500,000    $  101.00    $ 50,500        50,000          50,000
    $ 7.56  Series B                     450,000         450,000       102.26      46,017        45,071          45,071
    Adjustable  Series L                 474,000         474,000       100.00      47,400        46,404          46,404
    $42.40  Series T                     200,000         200,000       500.00     100,000        96,850          96,850
                                       ---------       ---------                 --------    ----------      ----------
      Total Not Subject to Mandatory
        Redemption                     1,624,000       1,624,000                 $243,917       238,325         238,325
                                       =========       =========                 ========    ----------      ----------

  Subject to Mandatory Redemption
   (Note 3C):
    $ 7.35  Series C                      80,000          90,000       101.00    $  8,080         8,041           9,110
    $88.00  Series E                          --           3,000        --             --            --           3,000
    $91.50  Series Q                      10,716          21,430     1,000.00      10,716        10,716          21,430
    $88.00  Series R                      50,000          50,000        --             --        51,128          55,000
    $90.00  Series S                      36,500          55,250        --             --        36,686          61,170
    Redemption Within One Year                                                                  (80,466)        (33,464)
                                       ---------      ----------                 --------    ----------      ----------
      Total Subject to Mandatory
        Redemption                       177,216         219,680                 $ 18,796        26,105         116,246
                                       =========      ==========                 ========    ----------      ----------
LONG-TERM DEBT (Note 3D):
  First mortgage bonds:
    7.625% due 2002                                                                             195,000         195,000
    7.375% due 2003                                                                             100,000         100,000
    9.500% due 2005                                                                             300,000         300,000
    6.860% due 2008                                                                             125,000         125,000
    9.000% due 2023                                                                             150,000         150,000
                                                                                            -----------      ----------
      Total first mortgage bonds                                                                870,000         870,000
                                                                                            -----------      ----------

  Unsecured notes:
  *  5.580% due 2033                                                                             27,700          27,700
                                                                                            -----------      ----------


                                THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                               CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)
As of December 31,                                                                                 2000           1999
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      (In thousands)
LONG-TERM DEBT (Cont'd):
  Secured notes:
    7.000% due 2001-2009                                                                           1,820          1,850
    7.190% due 2000                                                                                   --        175,000
    7.420% due 2001                                                                               10,000         10,000
    8.540% due 2001                                                                                3,000          3,000
    8.550% due 2001                                                                                5,000          5,000
    8.560% due 2001                                                                                3,500          3,500
    8.680% due 2001                                                                               15,000         15,000
    9.050% due 2001                                                                                5,000          5,000
    9.200% due 2001                                                                               15,000         15,000
    7.850% due 2002                                                                                5,000          5,000
    8.130% due 2002                                                                               28,000         28,000
    7.750% due 2003                                                                               15,000         15,000
    7.670% due 2004                                                                              280,000        280,000
    7.130% due 2007                                                                              120,000        120,000
    7.430% due 2009                                                                              150,000        150,000
    8.000% due 2013                                                                               78,700         78,700
 *  4.206% due 2015                                                                               39,835         39,835
    7.880% due 2017                                                                              300,000        300,000
 *  4.171% due 2018                                                                               72,795         72,795
 *  4.950% due 2020                                                                               47,500         47,500
    6.000% due 2020                                                                               62,560         62,560
    6.100% due 2020                                                                               70,500         70,500
    9.520% due 2021                                                                                7,500          7,500
    6.850% due 2023                                                                               30,000         30,000
    8.000% due 2023                                                                               46,100         46,100
    7.625% due 2025                                                                               53,900         53,900
    7.700% due 2025                                                                               43,800         43,800
    7.750% due 2025                                                                               45,150         45,150
    5.375% due 2028                                                                                5,993          5,993
    5.350% due 2030                                                                               23,255         23,255
    4.600% due 2030                                                                               81,640         81,640
                                                                                              ----------     ----------
      Total secured notes                                                                      1,665,548      1,840,578
                                                                                              ----------     ----------

  Capital lease obligations (Note 2)                                                              93,422         79,204
                                                                                              ----------     ----------
  Net unamortized premium on debt                                                                 63,252         72,533
                                                                                              ----------     ----------
  Long-term debt due within one year                                                             (85,230)      (207,220)
                                                                                              ----------     ----------
      Total long-term debt                                                                     2,634,692      2,682,795
                                                                                              ----------     ----------
TOTAL CAPITALIZATION                                                                          $3,963,961     $4,003,982
                                                                                              ==========     ==========


  *  Denotes variable rate issue with December 31, 2000 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                        THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                    CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                           Comprehensive      Number      Carrying      Retained
                                              Income        of Shares       Value       Earnings
                                           -------------    ---------     ----------    ---------
                                                            (Dollars in thousands)
Balance, January 1, 1998                                   79,590,689      $931,614     $  19,290
  Purchase accounting fair value
   adjustment                                                                   348
  Net income                                  $164,891                                    164,891
                                              ========
  Cash dividends on preferred stock                                                       (21,947)
  Cash dividends on common stock                                                          (85,958)
-------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                 79,590,689       931,962        76,276
  Net income                                  $194,089                                    194,089
                                              ========
  Cash dividends on preferred stock                                                       (36,737)
  Cash dividends on common stock                                                         (198,974)
-------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                 79,590,689       931,962        34,654
  Net income                                  $202,950                                    202,950
                                              ========
  Cash dividends on preferred stock                                                       (20,727)
  Cash dividends on common stock                                                          (84,000)
-------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                 79,590,689      $931,962     $ 132,877
==================================================================================================






                          CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                Not Subject to            Subject to
                                             Mandatory Redemption     Mandatory Redemption
                                             --------------------     --------------------
                                              Number     Carrying      Number     Carrying
                                            of Shares     Value       of Shares     Value
                                            ---------     -----       ---------     -----
                                                        (Dollars in thousands)
Balance, January 1, 1998                    1,624,000    $238,325       285,858    $197,888
  Redemptions-
    $ 7.35 Series C                                                     (10,000)     (1,000)
    $88.00 Series E                                                      (3,000)     (3,000)
    $91.50 Series Q                                                     (10,714)    (10,714)
-------------------------------------------------------------------------------------------
Balance, December 31, 1998                  1,624,000     238,325       262,144     183,174
  Redemptions-
    $ 7.35 Series C                                                     (10,000)     (1,000)
    $88.00 Series E                                                      (3,000)     (3,000)
    $91.50 Series Q                                                     (10,714)    (10,714)
    $90.00 Series S                                                     (18,750)    (18,750)
-------------------------------------------------------------------------------------------
Balance, December 31, 1999                  1,624,000     238,325       219,680     149,710
  Redemptions-
    $ 7.35 Series C                                                     (10,000)     (1,000)
    $88.00 Series E                                                      (3,000)     (3,000)
    $91.50 Series Q                                                     (10,714)    (10,714)
    $90.00 Series S                                                     (18,750)    (18,750)
Amortization of fair market
    value adjustments-
    $ 7.35 Series C                                                                     (69)
    $88.00 Series R                                                                  (3,872)
    $90.00 Series S                                                                  (5,734)
-------------------------------------------------------------------------------------------
Balance, December 31, 2000                  1,624,000     $238,325      177,216    $106,571
===========================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                     THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                     2000        1999         1998
-----------------------------------------------------------------------------------------------------
                                                                            (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                        $ 202,950   $ 194,089    $ 164,891
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation and amortization                     220,915     231,225      234,348
    Nuclear fuel and lease amortization                              37,217      33,912       35,361
    Other amortization                                              (11,635)    (10,730)     (12,677)
    Deferred income taxes, net                                       22,373      33,060       13,031
    Investment tax credits, net                                      (3,617)     (3,947)      (5,185)
    Receivables                                                     (16,875)    (31,544)     (38,527)
    Materials and supplies                                           (1,697)     18,818       (8,933)
    Accounts payable                                                 20,817      26,525      (10,481)
    Other                                                           (44,188)    (11,283)     (22,772)
                                                                  ---------   ---------    ---------
      Net cash provided from operating activities                   426,260     480,125      349,056
                                                                  ---------   ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
    Long-term debt                                                       --      26,355      232,919
    Ohio Schools Council prepayment program                              --          --      116,598
    Short-term borrowings, net                                           --      22,853       23,816
Redemptions and Repayments-
    Preferred stock                                                  33,464      33,464       14,714
    Long-term debt                                                  212,771     214,405      488,610
    Short-term borrowings, net                                       74,885          --           --
Dividend Payments-
    Common stock                                                     84,000     198,974       85,958
    Preferred stock                                                  30,518      33,524       34,841
                                                                  ---------   ---------    ---------
      Net cash used for financing activities                        435,638     431,159      250,790
                                                                  ---------   ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                   96,236     122,194       72,130
Loans to associated companies                                        93,106          --       53,509
Loan payments from associated companies                                  --     (53,509)          --
Capital trust investments                                           (25,426)    (25,905)     (31,923)
Sale of assets to associated companies                             (197,902)         --           --
Other                                                                22,129      25,336       18,799
                                                                  ---------   ---------    ---------
      Net cash used for (provided from) investing activities        (11,857)     68,116      112,515
                                                                  ---------   ---------    ---------
Net increase (decrease) in cash and cash equivalents                  2,479     (19,150)     (14,249)
Cash and cash equivalents at beginning of year                          376      19,526       33,775
                                                                  ---------   ---------    ---------
Cash and cash equivalents at end of year                          $   2,855   $     376    $  19,526
                                                                  =========   =========    =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
    Interest (net of amounts capitalized)                         $ 208,085   $ 221,360    $ 238,950
                                                                  =========   =========    =========
    Income taxes                                                  $ 109,212   $  92,555    $ 100,107
                                                                  =========   =========    =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                    THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                        CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                                  2000        1999          1998
-------------------------------------------------------------------------------------------------
                                                                         (In thousands)
GENERAL TAXES:
Real and personal property                                     $ 131,331   $ 120,725    $ 130,642
State gross receipts                                              79,709      78,197       78,344
Social security and unemployment                                  11,464      10,941        9,029
Other                                                               (207)      1,773        3,062
                                                               ---------   ---------    ---------
      Total general taxes                                      $ 222,297   $ 211,636    $ 221,077
                                                               =========   =========    =========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                      $ 106,986   $  92,627    $  90,690
  State                                                              959       2,129        2,158
                                                               ---------   ---------    ---------
                                                                 107,945      94,756       92,848
                                                               ---------   ---------    ---------
Deferred, net-
  Federal                                                         23,265      33,369       12,981
  State                                                             (892)       (309)          50
                                                               ---------   ---------    ---------
                                                                  22,373      33,060       13,031
                                                               ---------   ---------    ---------
Investment tax credit amortization                                (3,617)     (3,947)      (5,185)
                                                               ---------   ---------    ---------
      Total provision for income taxes                         $ 126,701   $ 123,869    $ 100,694
                                                               =========   =========    =========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                               $ 113,217   $ 111,256    $  88,762
Other income                                                      13,484      12,613       11,932
                                                               ---------   ---------    ---------
      Total provision for income taxes                         $ 126,701   $ 123,869    $ 100,694
                                                               =========   =========    =========
RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                  $ 329,651   $ 317,958    $ 265,585
                                                               =========   =========    =========
Federal income tax expense at statutory rate                   $ 115,378   $ 111,285    $  92,955
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                          (3,617)     (3,947)      (5,185)
  Amortization of tax regulatory assets                              693         693          693
  Amortization of goodwill                                        13,359      13,282       13,447
  Other, net                                                         888       2,556       (1,216)
                                                               ---------   ---------    ---------
      Total provision for income taxes                         $ 126,701   $ 123,869    $ 100,694
                                                               =========   =========    =========

ACCUMULATED DEFERRED INCOME TAXES AT
DECEMBER 31:
Property basis differences                                     $ 495,588   $ 663,294    $ 672,283
Deferred nuclear expense                                         126,213     128,008      132,818
Impaired generating assets                                       107,063          --           --
Deferred sale and leaseback costs                               (100,028)   (106,611)    (113,884)
Unamortized investment tax credits                               (35,341)    (38,172)     (40,241)
Unused alternative minimum tax credits                           (27,115)    (71,130)    (124,459)
Deferred gain for asset sale to affiliated company                46,583          --           --
Other                                                            (21,215)     (7,911)      (2,232)
                                                               ---------   ---------    ---------
      Net deferred income tax liability                        $ 591,748   $ 567,478    $ 524,285
                                                               =========   =========    =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Cleveland Electric Illuminating Company (Company) and its wholly owned subsidiary, Centerior Funding Corporation (CFC). All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). FirstEnergy holds directly all of the issued and outstanding common shares of the Company and its other principal electric utility operating subsidiaries, Ohio Edison Company (OE) and The Toledo Edison Company (TE). On September 1, 2000, the Company sold its transmission assets to FirstEnergy's wholly owned subsidiary, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

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

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2000 or 1999, with respect to any particular segment of the Company's customers.

          The Company and TE sell substantially all of their retail customer receivables to CFC. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust completed a public sale of $150 million and private sales of $50 million of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000 totaled approximately $2.5 billion. Expenses associated with the factoring discount related to the sale of receivables were $13 million in 2000. As of December 31, 2000, the Company's receivables recorded on its Consolidated Balance Sheet were reduced by $90 million due to these sales.

REGULATORY PLAN-

          The PUCO approved FirstEnergy's Rate Reduction and Economic Development Plan for the Company in January 1997. The regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $217 million (approximately 15 percent below then current levels). The regulatory plan also revised the Company's fuel cost recovery method such that the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $280 million during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

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

          FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, OE and TE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $1.9 billion ($1.6 billion, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $1.9 billion ($1.4 billion, net of deferred income taxes).

          On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than 2008 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 400 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

          The application of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the nonnuclear generation business of the Company was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $304 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

          The settlement agreement provides to the Company's customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 400 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for the Company to reduce recovery by as much as $170 million, but any such adjustment would be computed on a class-by-class and pro-rata basis.

          All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $1.71 billion in connection with the 1997 FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes satisfied the $1.4 billion asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company recognized the applicable accelerated amortization over the period that its rate plan was in effect.

          Application of SFAS 71 was discontinued in 1997 with respect to the Company's nuclear operations and in mid-2000, as discussed above, with respect to the Company's nonnuclear generation business. The Company's net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $1.556 billion as of December 31, 2000.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2000, 1999 and 1998.

          Annual depreciation expense includes approximately $11.7 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $17 million from implementing the Company's transition plan in 2001. The Company's future decommissioning costs reflect the 1999 increase in its ownership interests related to the exchange of certain generating assets with Duquesne Light Company. The Company's share of the future obligation to decommission these units is approximately
$606 million in current dollars and (using a 4.0% escalation rate) approximately $1.6 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately
$134 million for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $9.0 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, together with TE and OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2000 include the following:


                        Utility   Accumulated  Construction  Ownership/
                         Plant   Provision for    Work in    Leasehold
Generating Units      in Service  Depreciation    Progress    Interest
------------------------------------------------------------------------
                                         (In millions)
W. H. Sammis Unit 7   $  181.8      $120.1         $  0.2       31.20%
Bruce Mansfield
  Units 1, 2 and 3        72.9        31.2           --         20.42%
Beaver Valley Unit 2       1.7         0.3            3.8       24.47%
Davis-Besse              210.1        22.0            3.3       51.38%
Perry                    617.5       107.9           10.7       44.85%
------------------------------------------------------------------------
  Total               $1,084.0      $281.5          $18.0
========================================================================

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

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $27 million, which may be carried forward indefinitely, are available to reduce future federal income taxes. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

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

          The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

                                                           Other
                               Pension Benefits  Postretirement Benefits
                               ----------------  ------------------------
                                 2000     1999         2000      1999
-------------------------------------------------------------------------
                                                 (In millions)
Change in benefit obligation:
Benefit obligation as of
  January 1                   $1,394.1  $1,500.1     $ 608.4    $ 601.3
Service cost                      27.4      28.3        11.3        9.3
Interest cost                    104.8     102.0        45.7       40.7
Plan amendments                   41.3      --          --         --
Actuarial loss (gain)             17.3    (155.6)      121.7      (17.6)
Net increase from asset swap      --        14.8        --         12.5
Voluntary early retirement
  program expense                 23.4      --          --         --
Benefits paid                   (102.2)    (95.5)      (35.1)     (37.8)
-------------------------------------------------------------------------
Benefit obligation as of
  December 31                  1,506.1   1,394.1       752.0      608.4
-------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  as of January 1              1,807.5   1,683.0         4.9        3.9
Actual return on plan assets       0.7     220.0        (0.2)       0.6
Company contribution              --        --          18.3        0.4
Benefits paid                   (102.2)    (95.5)       --         --
-------------------------------------------------------------------------
Fair value of plan assets as
  of December 31               1,706.0   1,807.5        23.0        4.9
-------------------------------------------------------------------------
Funded status of plan            199.9     413.4      (729.0)    (603.5)
Unrecognized actuarial loss
  (gain)                         (90.9)   (303.5)      147.3       24.9
Unrecognized prior service
  cost                            93.1      57.3        20.9       24.1
Unrecognized net transition
  obligation (asset)              (2.1)    (10.1)      110.9      120.1
-------------------------------------------------------------------------
Prepaid (accrued) benefit
  cost                        $  200.0  $  157.1     $(449.9)   $(434.4)
=========================================================================
Company's share of accrued
  benefit cost                $  (34.6) $  (39.9)    $(188.8)   $(179.0)
=========================================================================
Assumptions used as of
  December 31:
Discount rate                     7.75%     7.75%       7.75%      7.75%
Expected long-term return
  on plan assets                 10.25%    10.25%      10.25%     10.25%
Rate of compensation increase     4.00%     4.00%       4.00%      4.00%


          FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2000 were computed as follows:


                                                        Other
                          Pension Benefits      Postretirement Benefits
                        --------------------    -----------------------
                        2000    1999    1998      2000    1999    1998
-------------------------------------------------------------------------
                                           (In millions)
Service cost          $  27.4  $  28.3  $  25.0   $11.3  $ 9.3   $ 7.5
Interest cost           104.8    102.0     92.5    45.7   40.7    37.6
Expected return on
  plan assets          (181.0)  (168.1)  (152.7)   (0.5)  (0.4)   (0.3)
Amortization of
  transition
  obligation (asset)     (7.9)    (7.9)    (8.0)    9.2    9.2     9.2
Amortization of prior
  service cost            5.7      5.7      2.3     3.2    3.3    (0.8)
Recognized net
  actuarial loss
 (gain)                  (9.1)    --       (2.6)   --     --      --
Voluntary early
  retirement program
  expense                17.2     --       --      --     --      --
-------------------------------------------------------------------------
Net benefit cost      $ (42.9) $ (40.0) $ (43.5)  $68.9  $62.1   $53.2
=========================================================================
Company's share of
  total plan costs    $  (5.3) $ (14.4) $  (2.7)  $21.3  $22.0   $14.5
-------------------------------------------------------------------------



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

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues, operating expenses and interest charges include transactions with TE, OE, Penn and ATSI. Primary transactions include purchased power and transmission facilities rent expenses of $15.0 million from ATSI starting in 2000. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and TE.

          The Company is buying 150 megawatts of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expense for this transaction was $104.0 million, $104.3 million and $98.5 million in 2000, 1999 and 1998, respectively. This purchase is expected to continue through the end of the lease period. (See Note 2.)

          Fuel and purchased power expenses on the Consolidated Statements of Income include the total costs of power purchased from TE of $106.8 million, $106.1 million and $104.7 million in 2000, 1999 and 1998, respectively.

          FirstEnergy and, prior to 1999, the Centerior Service Company
(CSC), a wholly owned subsidiary of FirstEnergy, provides support services at cost to the Company and other affiliated companies, for which the Company was billed $97.9 million in 2000 and $109.1 million in 1999 by FirstEnergy, and $80.6 million in 1998 by CSC.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $52.0 million, $26.2 million and $32.3 million in 2000, 1999 and 1998, respectively.

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

                                      2000               1999
--------------------------------------------------------------------
                               Carrying    Fair    Carrying   Fair
                                 Value     Value     Value    Value
--------------------------------------------------------------------
                                              (In millions)
Long-term debt                  $2,563    $2,655    $2,738    $2,711
Preferred stock                 $  107    $  105    $  150    $  139
Investments other than cash
  and cash equivalents:
  Debt securities
  - (Maturing in more than
      10 years)                 $  585    $  568    $  517    $  476
  All other                        202       210       193       200
---------------------------------------------------------------------
                                $  787    $  778    $  710    $  676
====================================================================

          The fair values of long-term debt and preferred stock subject to mandatory redemption reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

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

REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations. The application of SFAS 71 to the Company's nonnuclear generation business was discontinued effective with the PUCO's approval of FirstEnergy's transition plan. All generating plant investments were reviewed for impairment due to the anticipated regulatory cash flows under the transition plan. The effect of that review was reflected on the financial statements as of June 30, 2000, with the reduction of plant investment and the corresponding recognition of regulatory assets recoverable through future regulatory cash flows for generating assets that were impaired of approximately $304 million for the Company.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                               2000         1999
------------------------------------------------------------------
                                                 (In millions)
Nuclear unit expenses                        $ 276.1       $ 287.1
Customer receivables for future income
  taxes                                         18.1          23.0
Rate stabilization program deferrals           251.7         263.9
Sale and leaseback costs                      (131.9)       (136.4)
Loss on reacquired debt                         70.5          75.9
Impaired generating assets                     304.3          --
Other                                           27.3          26.3
-------------------------------------------------------------------
  Total                                      $ 816.1       $ 539.8
==================================================================

2.  LEASES:

          The Company leases certain generating facilities, nuclear fuel, office space and other property and equipment under cancelable and noncancelable leases.

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

          As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 2000 were approximately $1.2 billion, net of trust cash receipts.)

          Nuclear fuel is currently financed for the Company and TE through leases with a special-purpose corporation. As of December 31, 2000, $142 million of nuclear fuel ($86 million for the Company) was financed under a lease financing arrangement totaling $150 million from bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2000 and are summarized as follows:

                                       2000      1999       1998
-------------------------------------------------------------------
                                             (In millions)
Operating leases
  Interest element                    $ 36.8    $ 38.6     $ 32.4
  Other                                 29.8      30.7       74.4
Capital leases
  Interest element                       5.9       6.9        7.0
  Other                                 37.4      41.3       36.1
-------------------------------------------------------------------
  Total rentals                       $109.9    $117.5     $149.9
===================================================================



          The future minimum lease payments as of December 31, 2000 are:

                                               Operating Leases
                                          ---------------------------
                              Capital      Lease      Capital
                              Leases      Payments      Trust     Net
----------------------------------------------------------------------
                                              (In millions)
2001                         $ 41.0      $   71.7     $ 50.2    $ 21.5
2002                           28.1          76.4       70.6       5.8
2003                           17.3          77.5       77.9      (0.4)
2004                           10.2          55.7       28.2      27.5
2005                            3.7          66.7       47.5      19.2
Years thereafter                8.4         653.8      488.7     165.1
-----------------------------------------------------------------------
Total minimum lease
  payments                    108.7      $1,001.8     $763.1    $238.7
Interest portion               15.3      ========     ======    ======
------------------------------------
Present value of net
  minimum lease payments       93.4
Less current portion           28.7
------------------------------------
Noncurrent portion           $ 64.7
===================================



          The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($575 million for the Company and $145 million for TE) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million
($569.4 million for the Company and $337.1 million for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose-funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduces lease costs related to that transaction.

3.  CAPITALIZATION:

  (A)  RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock. The 1997 FirstEnergy merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

  (B)  PREFERRED AND PREFERENCE STOCK-

          The Company's $88.00 Series R preferred stock is not redeemable before December 2001 and its $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

          The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 2000.

          The Company has three million authorized and unissued shares of preference stock having no par value.

  (C)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

  Annual sinking fund provisions for preferred stock are as follows:

                                Redemption
                                Price Per
    Series        Shares          Share        Date       Beginning
--------------------------------------------------------------------
  $ 7.35 C        10,000          $  100                      (i)
   91.50 Q        10,714           1,000                      (i)
   90.00 S        18,750           1,000                      (i)
   88.00 R        50,000           1,000     December 1       2001
--------------------------------------------------------------------

(i) Sinking fund provisions are in effect.

          Annual sinking fund requirements for the next five years are $80.5 million in 2001, $18.0 million in 2002 and $1.0 million in each year 2003-2005.

  (D)  LONG-TERM DEBT-

          The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                (In millions)
      ----------------------
      2001           $  56.5
      2002             228.0
      2003             115.0
      2004             307.7
      2005             300.0
      ----------------------


          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of an irrevocable bank letter of credit of $48.1 million and noncancelable municipal bond insurance policies of $112.6 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letter of credit, the Company is entitled to a credit against its obligation to repay that bond. The Company pays an annual fee of 1.375% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

          The Company and TE have letters of credit of approximately
$222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and TE in the proportion of 40% and 60%, respectively (see Note 2).

4.  SHORT-TERM BORROWINGS:

          The Company may borrow from its affiliates on a short-term basis. As of December 31, 2000, the Company had total short-term borrowings of $28.6 million from its affiliates with a weighted average interest rate of approximately 6.4%.

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $455 million for property additions and improvements from 2001-2005, of which approximately $103 million is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $114 million, of which approximately
$8 million applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $144 million and $32 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $106.3 million per incident but not more than $12.1 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $255.2 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $11.8 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $41 million, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

          The Company is required to meet federally approved sulfur dioxide
(SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

          The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

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

          The Company has been named as a "potentially responsible party"
(PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $3.4 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.


6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 2000 and 1999.

                         March 31,  June 30,  September 30,  December 31,
Three Months Ended         2000      2000        2000            2000
-------------------------------------------------------------------------
                                         (In millions)
Operating Revenues       $423.7     $470.6       $525.4         $467.3
Operating Expenses
 and Taxes                336.9      383.7        396.0          380.3
------------------------------------------------------------------------
Operating Income           86.8       86.9        129.4           87.0
Other Income                3.4        2.9          3.8            2.5
Net Interest Charges       51.5       50.5         49.2           48.5
------------------------------------------------------------------------
Net Income               $ 38.7     $ 39.3       $ 84.0         $ 41.0
========================================================================
Earnings on Common
 Stock                   $ 30.9     $ 32.6       $ 80.3         $ 38.3
========================================================================



                         March 31,  June 30,  September 30,  December 31,
Three Months Ended         1999      1999         1999          1999
-------------------------------------------------------------------------
                                         (In millions)
Operating Revenues       $418.8     $481.9       $534.5         $429.7
Operating Expenses
  and Taxes               337.3      375.3        395.6          362.0
-------------------------------------------------------------------------
Operating Income           81.5      106.6        138.9           67.7
Other Income (Expense)      6.5       (1.2)         1.3            2.7
Net Interest Charges       53.1       52.8         52.2           51.8
------------------------------------------------------------------------
Net Income               $ 34.9     $ 52.6       $ 88.0         $ 18.6
========================================================================
Earnings on Common
 Stock                   $ 26.4     $ 44.1       $ 79.7         $ 10.4
========================================================================



Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Cleveland Electric Illuminating Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Cleveland Electric Illuminating Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.







ARTHUR ANDERSEN LLP


Cleveland, Ohio,
  February 16, 2001.


22