Form 10-K, Exhibit 13
period 2000-12-31
FIRSTENERGY CORP
filed 2001-03-28
CIK 1031296

PENNSYLVANIA POWER COMPANY

                  2000 ANNUAL REPORT TO STOCKHOLDERS


          Pennsylvania Power Company, an electric utility operating company of FirstEnergy Corp. and a wholly owned subsidiary of Ohio Edison Company, provides electric service to approximately 138,000 customers in western Pennsylvania. The Company furnishes electric service in 139 communities, as well as rural areas, and also sells electric energy at wholesale to three municipalities.







Contents                                                         Page
--------                                                         ----

Selected Financial Data                                            1
Management's Discussion and Analysis                              2-5
Statements of Income                                               6
Balance Sheets                                                     7
Statements of Capitalization                                       8
Statements of Common Stockholder's Equity                          9
Statements of Preferred Stock                                      9
Statements of Cash Flows                                          10
Statements of Taxes                                               11
Notes to Financial Statements                                   12-19
Report of Independent Public Accountants                          20

                                             PENNSYLVANIA POWER COMPANY

                                               SELECTED FINANCIAL DATA
                                              2000          1999          1998          1997            1996
                                            --------      --------      --------      --------        --------
                                                                 (Dollars in thousands)
Operating Revenues                          $383,112     $  329,234     $323,756     $  323,381     $  322,625
                                            ========     ==========     ========     ==========     ==========

Operating Income                            $ 39,979     $   32,063     $ 58,041     $   50,736     $   62,329
                                            ========     ==========     ========     ==========     ==========

Income Before Extraordinary Item            $ 22,847     $   12,648     $ 39,748     $   31,472     $   40,587
                                            ========     ==========     ========     ==========     ==========

Net Income                                  $ 22,847     $   12,648     $  9,226     $   31,472     $   40,587
                                            ========     ==========     ========     ==========     ==========

Earnings on Common Stock                    $ 19,143     $    8,278     $  4,600     $   26,846     $   35,961
                                            ========     ==========     ========     ==========     ==========

Total Assets                                $988,909     $1,015,616     $977,772     $1,034,457     $1,074,578
                                            ========     ==========     ========     ==========     ==========

CAPITALIZATION:
Common Stockholder's Equity                 $213,851     $  199,608     $275,281     $  291,977     $  286,504
Preferred Stock-
  Not Subject to Mandatory Redemption         39,105         39,105       50,905         50,905         50,905
  Subject to Mandatory Redemption             15,000         15,000       15,000         15,000         15,000
Long-Term Debt                               270,368        274,821      287,689        289,305        310,996
                                            --------     ----------     --------     ----------     ----------
Total Capitalization                        $538,324     $  528,534     $628,875     $  647,187     $  663,405
                                            ========     ==========     ========     ==========     ==========

CAPITALIZATION RATIOS:
Common Stockholder's Equity                     39.7%          37.8%        43.8%          45.1%          43.2%
Preferred Stock-
  Not Subject to Mandatory Redemption            7.3            7.4          8.1            7.9            7.7
  Subject to Mandatory Redemption                2.8            2.8          2.4            2.3            2.2
Long-Term Debt                                  50.2           52.0         45.7           44.7           46.9
                                               -----          -----        -----          -----          -----
Total Capitalization                           100.0%         100.0%       100.0%         100.0%         100.0%
                                               =====          =====        =====          =====          =====

TRANSMISSION AND DISTRIBUTION
KILOWATT-HOUR DELIVERIES (Millions):
Residential                                    1,387          1,325        1,278          1,238          1,254
Commercial                                     1,198          1,105        1,069          1,013            996
Industrial                                     1,665          1,495        1,439          1,659          1,693
Other                                              6              6            6              6              6
                                               -----          -----        -----          -----          -----
Total Retail                                   4,256          3,931        3,792          3,916          3,949
Total Wholesale                                4,091          1,118          964            901          1,106
                                               -----          -----        -----          -----          -----
Total                                          8,347          5,049        4,756          4,817          5,055
                                               =====          =====        =====          =====          =====

CUSTOMERS SERVED:
Residential                                  121,066        117,440      124,304        129,316        127,936
Commercial                                    16,634         16,307       16,924         16,738         16,531
Industrial                                       177            175          206            241            225
Other                                             87             87           86             97             99
                                             -------        -------      -------        -------        -------
Total                                        137,964        134,009      141,520        146,392        144,791
                                             =======        =======      =======        =======        =======

NUMBER OF EMPLOYEES (a)                          275            895          888            997          1,015
                                                 ===            ===          ===            ===          =====


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

Results of Operations
---------------------

          Earnings on common stock for 2000 increased to $19.1 million from $8.3 million in 1999. Results for 2000 were favorably affected by higher operating revenues which were partially offset by increased nuclear operating expenses and taxes. In 1999, earnings on common stock increased to $8.3 million from $4.6 million in 1998 primarily due to the absence of an extraordinary charge recognized in 1998, which was substantially offset by higher operating expenses in 1999.

          Operating revenues increased by $53.9 million in 2000 following a $5.5 million increase in 1999. The sources of increases in operating revenues during 2000 and 1999 are summarized in the following table:


Sources of Revenue Changes               2000          1999
------------------------------------------------------------
   Increase (Decrease)                     (In millions)

Generation sales revenue:
  Change in regulated sales             $15.4         $(37.7)
  Change in unregulated sales (PPE)     (13.5)           6.9
-------------------------------------------------------------
Total change in generation sales          1.9          (30.8)
Non-generation sales revenue:
  Change in average unit prices          (1.1)          24.6
  Increase in distribution sales volume  15.0            5.0
-------------------------------------------------------------
  Total change in retail sales           15.8           (1.2)
Increase in wholesale sales              42.9            5.6
All other changes                        (4.8)           1.1
-------------------------------------------------------------
Net Increase in Operating Revenues      $53.9         $  5.5
=============================================================

Electric Sales

          Service area growth combined with the return of customers previously served by alternative generation suppliers increased our retail sales revenues in 2000. Sales to all retail customer groups were substantially higher in 2000, compared to the preceding year reflecting a stronger economy in our service area. The transfer of ownership in Penn Power Energy, Inc. (PPE) to FirstEnergy Services Corp. (FE Services), an affiliated company, in December 1999, offset a portion of the increased operating revenues in 2000. Substantial growth in wholesale kilowatt-hour sales, primarily to affiliated utilities, contributed significantly to the higher operating revenues in 2000. These sales were possible due to additional available internal generation resulting from increased nuclear capacity received in the December 1999 swap of generating assets with Duquesne Light Company (Duquesne).

          In 1999, operating revenues benefited primarily from higher kilowatt-hour sales to wholesale customers, compared to the preceding year. As a result of additional available generation, kilowatt-hour sales to the wholesale market were significantly higher. Sales to the retail market were adversely impacted as some customers selected alternative energy suppliers when customer choice became available in 1999. We continued to provide the transmission and distribution of power through our system to those customers. Changes in electric generation sales and kilowatt-hour deliveries in 2000 and 1999, are summarized in the following table:

Changes in KWH Sales                 2000          1999
----------------------------------------------------------
  Increase (Decrease)

Electric Generation Sales:
Retail                               15.1%        (6.8)%
Wholesale                           266.0%        16.0%
---------------------------------------------------------
Total Electric Generation Sales      78.5%        (2.0)%
---------------------------------------------------------
Kilowatt-hour Deliveries:
Residential                           4.7%         3.7%
Commercial                            8.3%         3.4%
Industrial                           11.3%         3.9%
---------------------------------------------------------
Total Kilowatt-hour Deliveries        8.2%         3.7%
---------------------------------------------------------

Operating Expenses and Taxes

          Total operating expenses and taxes increased $46.0 million in 2000 and $31.5 million in 1999. The increase in 2000 resulted primarily from higher nuclear operating costs. Fuel and purchased power costs, other operating costs, depreciation and amortization and general taxes were all lower in 2000, compared to the prior year. In 1999, operating expenses and taxes increased from the preceding year as a result of higher expense levels in all major expense categories except income taxes.

          Fuel and purchased power costs decreased $19.0 million in 2000, compared to 1999, primarily due to an $18.6 million reduction in purchased power costs and a slight reduction in fuel expense. The decrease in purchased power costs in 2000 resulted from a substantial increase in available internal generation, which reduced the need for external sources of power, as well as the transfer of ownership in PPE to FE Services. Although internal generation increased by 76% compared to 1999, fuel expense was slightly lower. One factor contributing to the improvement was the absence of a nonrecurring charge of $6.8 million from the Duquesne asset swap in 1999. However, fuel expenses in 2000 also benefited from the following factors:

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

          In 1999, fuel and purchased power costs increased $10.3 million from the preceding year due primarily to the one-time costs resulting from the Duquesne asset swap described above.

          Nuclear operating costs increased $75.8 million in 2000 from the prior year. The increase was due to additional costs associated with refueling outages at both Beaver Valley Plant units and increased ownership of the Beaver Valley Plant for the entire year following the 1999 asset exchange with Duquesne, compared to approximately one month of increased ownership in the prior year. In 1999, nuclear operating costs increased $13.9 million as a result of higher refueling outage-related costs at the Perry Plant and Beaver Valley Unit 2, as well as the one month of increased ownership in the Beaver Valley Plant. Other operating costs decreased $5.7 million in 2000 primarily due to increased gains realized from the sale of emission allowances in 2000. In 1999, other operating costs increased $12.7 million from the prior year principally due to higher customer and sales expenses including expenditures for energy marketing programs, information system requirements and an increase in employee benefit expense, as well as higher distribution costs from storm repair and overhead line maintenance. The $6.2 million reduction in depreciation and amortization in 2000 from 1999 primarily reflects lower accrued decommissioning costs. Depreciation and amortization increased by $2.9 million in 1999, compared to the prior year, due to the amortization of regulatory assets from our rate restructuring plan which exceeded the related reduction in depreciation from our reduced nuclear investment. General taxes decreased $6 million in 2000 from 1999 primarily due to favorable property tax law changes and the phase-out of Pennsylvania's Capital Stock and Franchise Tax.

Effects of SFAS 71 Discontinuation
----------------------------------

          On June 18, 1998, the Pennsylvania Public Utility Commission authorized our rate restructuring plan that resulted in the discontinuation of Statement of Financial Accounting Standards No. (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," to our generation business. Under the plan, our rates were restructured to establish separate charges for transmission and distribution services; generation (which is subject to competition); and stranded cost recovery. A total of $215.4 million of impaired nuclear plant investments were recognized as regulatory assets to be recovered through the stranded cost recovery charge. The portion of generating plant investment not recovered through future customer rates resulted in a $30.5 million extraordinary after-tax write-down in 1998.

          We continue to bill and collect cost-based rates for transmission and distribution services, which remain subject to cost-based regulation; accordingly, it is appropriate that we continue the application of SFAS 71 to those operations.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

          On September 1, 2000, FirstEnergy Corp.'s electric utility operating companies transferred $1.2 billion of their transmission assets to American Transmission Systems, Inc. (ATSI), an affiliated company. ATSI represents a first step toward the goal of establishing a larger independent, regional transmission organization. As part of the transfer, we sold to ATSI $125.6 million of our transmission assets, net of $59.0 million of accumulated depreciation and $2.5 million of investment tax credits for $30.1 million in cash and $34.0 million in long-term notes.

          We had about $44.7 million of cash and temporary investments and no short-term indebtedness as of December 31, 2000. We also had a $2 million bank facility that provides for borrowings on a short-term basis at the bank's discretion. At the end of 2000, we had the capability to issue $225 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based on our earnings in 2000 under the earnings coverage test contained in our charter, we could issue $55 million of preferred stock (assuming no additional debt was issued).

          Our cash requirements in 2001 for operating expenses, construction expenditures and scheduled debt maturities are expected to be met without issuing new securities. We have cash requirements of approximately $82 million for the 2001-2005 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $1 million relates to 2001.

          Our capital spending for the period 2001-2005 is expected to be about $153 million (excluding nuclear fuel), of which approximately $28 million applies to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $81 million, of which about $22 million relates to 2001. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $91 million and $18 million, respectively, as the nuclear fuel is consumed.

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


Comparison of Carrying Value to Fair Value
-----------------------------------------------------------------------------------------------------------------------
                                                                                         There-                   Fair
                                   2001       2002       2003       2004       2005       after       Total       Value
-----------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Investments other than Cash and
Cash Equivalents:
Fixed Income                                                         $1         $1        $111        $113         $113
  Average interest rate                                             7.8%       7.8%        5.9%        6.0%
----------------------------------------------------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                         $1          $1        $41        $35         $1        $158        $237         $247
  Average interest rate           9.7%        9.7%       7.6%       6.6%       9.7%        7.1%        7.1%
Variable rate                                                                             $ 16        $ 16         $ 16
  Average interest rate                                                                    5.3%        5.3%
----------------------------------------------------------------------------------------------------------------------
Preferred Stock                                $1        $ 1        $ 1         $1        $ 11        $ 15         $ 15
  Average dividend rate                       7.6%       7.6%       7.6%       7.6%        7.6%        7.6%
----------------------------------------------------------------------------------------------------------------------





Outlook
-------

          Since FirstEnergy's regionally-focused retail sales strategy envisions the continued operation of both regulated and competitive operations, FirstEnergy manages its businesses through a competitive services unit, a utility services unit and a corporate support services unit - we are included in the utility services unit. FE Services provides competitive retail energy services while we continue to provide regulated distribution services. In February 2001, the Pennsylvania Public Utility Commission approved our lease agreement with FirstEnergy Generation Corp. (FE Generation), an associated company, to lease and operate our fossil plants. Together with FirstEnergy's Ohio utilities, we expect that the transfer of our fossil generating assets to FE Generation will be completed by the end of 2005.

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

          On August 8, 2000, FirstEnergy Corp. entered into an agreement to merge with GPU, Inc, a Pennsylvania corporation, headquartered in Morristown, New Jersey. The target date for completing the merger is by the end of the second quarter of 2001. Our parent company, Ohio Edison Company, will continue to be a wholly owned subsidiary of FirstEnergy Corp.



                                              PENNSYLVANIA POWER COMPANY

                                                STATEMENTS OF INCOME
For the Years Ended December 31,                                    2000         1999         1998
-----------------------------------------------------------------------------------------------------
                                                                             (In thousands)
OPERATING REVENUES                                                 $383,112    $329,234     $323,756
                                                                   --------    --------     --------

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                                           68,099      87,128       76,801
  Nuclear operating costs                                           112,731      36,915       22,968
  Other operating costs                                              59,389      65,079       52,348
                                                                   --------    --------    ---------
    Total operation and maintenance expenses                        240,219     189,122      152,117
  Provision for depreciation and amortization                        55,964      62,182       59,264
  General taxes                                                      22,076      28,110       22,540
  Income taxes                                                       24,874      17,757       31,794
                                                                   --------    --------    ---------
    Total operating expenses and taxes                              343,133     297,171      265,715
                                                                   --------    --------    ---------

OPERATING INCOME                                                     39,979      32,063       58,041

OTHER INCOME                                                          2,300       1,438        2,485
                                                                   --------    --------    ---------

INCOME BEFORE NET INTEREST CHARGES                                   42,279      33,501       60,526
                                                                   --------    --------    ---------

NET INTEREST CHARGES:
  Interest on long-term debt                                         18,651      19,268       19,255
  Interest on nuclear fuel obligations                                  364          90           28
  Allowance for borrowed funds used during construction              (1,005)       (464)        (294)
  Other interest expense                                              1,422       1,959        1,789
                                                                   --------    --------    ---------
    Net interest charges                                             19,432      20,853       20,778
                                                                   --------    --------    ---------

INCOME BEFORE EXTRAORDINARY ITEM                                     22,847      12,648       39,748

EXTRAORDINARY ITEM (NET OF INCOME TAXES) (Note 1)                        --          --      (30,522)
                                                                   --------    --------    ---------

NET INCOME                                                           22,847      12,648        9,226

PREFERRED STOCK DIVIDEND REQUIREMENTS                                 3,704       4,370        4,626
                                                                   --------    --------     --------

EARNINGS ON COMMON STOCK                                           $ 19,143    $  8,278     $  4,600
                                                                   ========    ========     ========


The accompanying Notes to Financial Statements are an integral part of these statements.


                                              PENNSYLVANIA POWER COMPANY

                                                      BALANCE SHEETS
As of December 31,                                              2000              1999
-----------------------------------------------------------------------------------------
                                                                    (In thousands)
                       ASSETS
UTILITY PLANT:
In service                                                  $  636,418        $  646,186
Less-Accumulated provision for depreciation                    275,699           237,893
                                                            ----------        ----------
                                                               360,719           408,293
                                                            ----------        ----------
Construction work in progress-
  Electric plant                                                20,800            18,558
  Nuclear fuel                                                   2,810             6,540
                                                            ----------        ----------
                                                                23,610            25,098
                                                            ----------        ----------
                                                               384,329           433,391
                                                            ----------        ----------

OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts (Note 1)                  117,453           104,775
Long-term notes receivable from associated companies            33,581                --
Other                                                           21,279            19,784
                                                            ----------        ----------
                                                               172,313           124,559
                                                            ----------        ----------

CURRENT ASSETS:
Cash and cash equivalents                                        3,475             5,670
Notes receivable from associated companies (Note 4)             41,264            15,423
Receivables-
  Customers (less accumulated provisions of $628,000 and
   $3,537,000, respectively, for uncollectible accounts)        40,980            34,568
  Associated companies                                          40,685            38,565
  Other                                                          8,848             8,896
Materials and supplies, at average cost                         29,595            32,483
Prepayments                                                      2,044             2,208
                                                            ----------        ----------
                                                               166,891           137,813
                                                            ----------        ----------

DEFERRED CHARGES:
Regulatory assets                                              260,221           314,593
Other                                                            5,155             5,260
                                                            ----------        ----------
                                                               265,376           319,853
                                                            ----------        ----------
                                                            $  988,909        $1,015,616
                                                            ==========        ==========

  CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity                                 $  213,851        $  199,608
Preferred stock-
  Not subject to mandatory redemption                           39,105            39,105
  Subject to mandatory redemption                               15,000            15,000
Long-term debt-
  Associated companies                                          18,135            18,007
  Other                                                        252,233           256,814
                                                            ----------        ----------
                                                               538,324           528,534
                                                            ----------        ----------
CURRENT LIABILITIES:
Currently payable long-term debt-
  Associated companies                                          16,620            13,504
  Other                                                          1,036            29,521
Accounts payable-
  Associated companies                                          42,293            26,220
  Other                                                         21,165            28,903
Accrued taxes                                                   19,250            21,863
Accrued interest                                                 5,972             6,592
Other                                                           16,228            16,506
                                                            ----------        ----------
                                                               122,564           143,109
                                                            ----------        ----------

DEFERRED CREDITS:
Accumulated deferred income taxes                              160,632           182,702
Accumulated deferred investment tax credits                      4,407             7,266
Nuclear plant decommissioning costs                            117,915           107,816
Other                                                           45,067            46,189
                                                            ----------        ----------
                                                               328,021           343,973
                                                            ----------        ----------

COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)               ----------        ----------
                                                            $  988,909        $1,015,616
                                                            ==========        ==========


The accompanying Notes to Financial Statements are an integral part of these balance sheets.


                                                PENNSYLVANIA POWER COMPANY

                                               STATEMENTS OF CAPITALIZATION
As of December 31,                                                                                  2000            1999
--------------------------------------------------------------------------------------------------------------------------------
                             (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding           $188,700        $188,700
  Other paid-in capital                                                                                (310)           (310)
  Retained earnings (Note 3A)                                                                        25,461          11,218
                                                                                                   --------        --------
    Total common stockholder's equity                                                               213,851         199,608
                                                                                                   --------        --------
                                               Number of Shares             Optional
                                                 Outstanding            Redemption Price
                                               ----------------       -------------------
                                               2000        1999       Per Share  Aggregate
                                               ----        ----       ---------  ---------
PREFERRED STOCK (Note 3B):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:
    4.24%                                     40,000      40,000       $103.13     $ 4,125            4,000           4,000
    4.25%                                     41,049      41,049        105.00       4,310            4,105           4,105
    4.64%                                     60,000      60,000        102.98       6,179            6,000           6,000
    7.75%                                    250,000     250,000            --          --           25,000          25,000
                                             -------     -------                   -------         --------        --------
      Total not subject to mandatory
        redemption                           391,049     391,049                   $14,614           39,105          39,105
                                             =======     =======                   =======         --------        --------

  Subject to Mandatory Redemption
   (Note 3C):
    7.625%                                   150,000     150,000        105.34     $15,801           15,000          15,000
                                             =======     =======                   =======         --------        --------

LONG-TERM DEBT (Note 3D):
  First mortgage bonds-
    9.740% due 2001-2019                                                                             18,539          19,513
    7.500% due 2003                                                                                  40,000          40,000
    6.375% due 2004                                                                                  20,500          20,500
    6.625% due 2004                                                                                  14,000          14,000
    8.500% due 2022                                                                                  27,250          27,250
    7.625% due 2023                                                                                   6,500           6,500
                                                                                                   --------        --------
      Total first mortgage bonds                                                                    126,789         127,763
                                                                                                   --------        --------

  Secured notes-
    6.080% due 2000                                                                                      --          23,000
    8.100% due 2000                                                                                      --           5,200
    5.400% due 2013                                                                                   1,000           1,000
    5.400% due 2017                                                                                  10,600          10,600
    7.150% due 2017                                                                                  17,925          17,925
    5.900% due 2018                                                                                  16,800          16,800
    7.150% due 2021                                                                                  14,482          14,482
    6.150% due 2023                                                                                  12,700          12,700
  * 5.050% due 2027                                                                                  10,300          10,300
    6.450% due 2027                                                                                  14,500          14,500
    5.375% due 2028                                                                                   1,734           1,734
    5.450% due 2028                                                                                   6,950           6,950
    6.000% due 2028                                                                                  14,250          14,250
    5.950% due 2029                                                                                     238             238
                                                                                                   --------        --------
      Total secured notes                                                                           121,479         149,679
                                                                                                   --------        --------

  Unsecured notes-
  * 5.900% due 2033                                                                                   5,200           5,200
                                                                                                   --------        --------

  Other obligations-
    Nuclear fuel                                                                                     34,756          31,511
    Capital leases (Note 2)                                                                             170           4,160
                                                                                                   --------        --------
      Total other obligations                                                                        34,926          35,671
                                                                                                   --------        --------
  Net unamortized discount on debt                                                                     (370)           (467)
                                                                                                   --------        --------
  Long-term debt due within one year                                                                (17,656)        (43,025)
                                                                                                   --------        --------
      Total long-term debt                                                                          270,368         274,821
                                                                                                   --------        --------
TOTAL CAPITALIZATION                                                                               $538,324        $528,534
                                                                                                   ========        ========


*Denotes variable rate issue with December 31, 2000 interest rate shown.

The accompanying Notes to Financial Statements are an integral part of these statements.


                                            PENNSYLVANIA POWER COMPANY

                                      STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                                                            Accumulated
                                                                                               Other
                                                                                 Other     Comprehensive
                                         Comprehensive     Number      Par      Paid-In       Income        Retained
                                             Income      of Shares    Value     Capital       (Loss)        Earnings
                                         -------------   ---------   -------    -------    ------------     --------
                                                                       (Dollars in thousands)
Balance, January 1, 1998                                 6,290,000   $188,700    $(310)         $(90)       $103,677
  Net income                               $ 9,226                                                             9,226
  Transfer of minimum liability for
    unfunded retirement benefits to
    FirstEnergy                                 90                                                90
                                           -------
  Comprehensive income                     $ 9,316
                                           =======
  Cash dividends on common stock                                                                             (21,386)
  Cash dividends on preferred stock                                                                           (4,626)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                               6,290,000    188,700     (310)           --          86,891
  Net income                               $12,648                                                            12,648
                                           =======
  Transfer of Penn Power Energy
    to FirstEnergy Services Corp.                                                                              3,302
  Cash dividends on common stock                                                                             (87,362)
  Cash dividends on preferred stock                                                                           (4,056)
  Premium on redemption of preferred
    stock                                                                                                       (205)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                               6,290,000    188,700     (310)           --          11,218
  Net income                               $22,847                                                            22,847
                                           =======
  Cash dividends on common stock                                                                              (4,900)
  Cash dividends on preferred stock                                                                           (3,704)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                               6,290,000   $188,700    $(310)         $ --        $ 25,461
======================================================================================================================




                                               STATEMENTS OF PREFERRED STOCK
                                                        Not Subject to              Subject to
                                                     Mandatory Redemption      Mandatory Redemption
                                                     --------------------      ----------------------
                                                       Number        Par          Number         Par
                                                     of Shares      Value       of Shares       Value
                                                     ---------      -----       ---------       -----
                                                                    (Dollars in thousands)
Balance, January 1, 1998                              509,049      $50,905      150,000        $15,000
------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                            509,049       50,905      150,000         15,000
------------------------------------------------------------------------------------------------------
  Redemptions-
    7.64% Series                                      (60,000)      (6,000)
    8.00% Series                                      (58,000)      (5,800)
------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                            391,049       39,105      150,000         15,000
------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                            391,049      $39,105      150,000        $15,000
======================================================================================================


The accompanying Notes to Financial Statements are an integral part of these statements.


                                             PENNSYLVANIA POWER COMPANY

                                              STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                                   2000          1999           1998
-----------------------------------------------------------------------------------------------------
                                                                           (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $ 22,847       $ 12,648       $  9,226
Adjustments to reconcile net income to net cash
 from operating activities:
  Provision for depreciation and amortization                     55,964         62,182         59,264
  Nuclear fuel and lease amortization                             18,248          8,423          5,418
  Other amortization, net                                             --             --           (330)
  Deferred income taxes, net                                      (8,620)       (16,207)       (20,007)
  Investment tax credits, net                                     (3,051)        (3,111)        (2,289)
  Extraordinary item                                                  --             --         51,730
  Receivables                                                     (8,484)          (390)       (20,680)
  Materials and supplies                                           2,888            389           (542)
  Accounts payable                                                 8,335         22,291          3,293
  Other                                                           (9,651)        15,899          3,148
                                                                --------       --------       --------
    Net cash provided from operating activities                   78,476        102,124         88,231
                                                                --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Long-term debt                                                      --          5,200          1,563
Redemptions and Repayments-
  Preferred stock                                                     --         12,005             --
  Long-term debt                                                  47,796          8,675          6,088
Dividend Payments-
  Common stock                                                     4,900         87,362         21,386
  Preferred stock                                                  3,704          4,055          4,626
                                                                --------       --------        -------
    Net cash used for financing activities                        56,400        106,897         30,537
                                                                --------       --------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                29,856         21,964         16,495
Loans to associated companies                                     59,421             --         32,500
Loan payment from parent                                              --        (34,577)            --
Sale of assets to associated companies                           (67,472)            --             --
Other                                                              2,466          9,655          1,874
                                                                --------       --------        -------
    Net cash used for (provided from) investing activities        24,271         (2,958)        50,869
                                                                --------       --------        -------
Net increase (decrease) in cash and cash equivalents              (2,195)        (1,815)         6,825
Cash and cash equivalents at beginning of year                     5,670          7,485            660
                                                                --------       --------        -------
Cash and cash equivalents at end of year                        $  3,475       $  5,670        $ 7,485
                                                                ========       ========        =======

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)                         $ 18,804       $ 19,436        $19,057
                                                                ========       ========        =======
  Income taxes                                                  $ 39,704       $ 33,786        $32,290
                                                                ========       ========        =======


The accompanying Notes to Financial Statements are an integral part of these statements.


                                                   PENNSYLVANIA POWER COMPANY

                                                      STATEMENTS OF TAXES
For the Years Ended December 31,                                       2000        1999         1998
------------------------------------------------------------------------------------------------------
                                                                             (In thousands)
GENERAL TAXES:
State gross receipts                                                $ 14,264     $ 13,466     $ 10,830
Real and personal property                                             4,012        8,626        6,893
State capital stock                                                    1,598        3,067        2,774
Social security and unemployment                                       2,137        2,875        1,894
Other                                                                     65           76          149
                                                                    --------     --------     --------
    Total general taxes                                             $ 22,076     $ 28,110     $ 22,540
                                                                    ========     ========     ========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                                           $ 26,712     $ 29,522     $ 25,938
  State                                                               11,080        8,630        7,654
                                                                    --------     --------     --------
                                                                      37,792       38,152       33,592
                                                                    --------     --------     --------
Deferred, net-
  Federal                                                             (4,273)     (12,714)     (15,454)
  State                                                               (4,347)      (3,493)      (4,553)
                                                                    --------     --------     --------
                                                                      (8,620)     (16,207)     (20,007)
                                                                    --------     --------     --------
Investment tax credit amortization                                    (3,051)      (3,111)      (2,289)
                                                                    --------     --------     --------
    Total provision for income taxes                                $ 26,121     $ 18,834     $ 11,296
                                                                    ========     ========     ========

INCOME STATEMENT CLASSIFICATION OF PROVISION FOR
INCOME TAXES:
Operating expenses                                                  $ 24,874     $ 17,757     $ 31,794
Other income                                                           1,247        1,077          710
Extraordinary item                                                        --           --      (21,208)
                                                                    --------     --------     --------
    Total provision for income taxes                                $ 26,121     $ 18,834     $ 11,296
                                                                    ========     ========     ========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes                       $ 48,968     $ 31,482     $ 20,522
                                                                    ========     ========     ========
Federal income tax expense at statutory rate                        $ 17,139     $ 11,019     $  7,183
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit                4,376        3,339        2,016
  Amortization of investment tax credits                              (3,051)      (3,111)      (2,289)
  Amortization of tax regulatory assets                                6,899        7,059        4,745
  Other, net                                                             758          528         (359)
                                                                    --------     --------     --------
    Total provision for income taxes                                $ 26,121     $ 18,834     $ 11,296
                                                                    ========     ========     ========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Competitive transition charge                                       $ 95,497     $115,277     $135,730
Property basis differences                                            64,348       73,694       69,867
Allowance for equity funds used during construction                    4,163        5,688        7,219
Customer receivables for future income taxes                           7,016        8,354        9,690
Unamortized investment tax credits                                    (1,823)      (2,987)      (3,193)
Deferred gain for asset sale to affiliated company                     8,925           --           --
Other                                                                (17,494)     (17,324)      (6,886)
                                                                    --------     --------     --------
    Net deferred income tax liability                               $160,632     $182,702     $212,427
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

          Results of operations for 1999 include Penn and its wholly owned subsidiary, Penn Power Energy, Inc. (PPE). The subsidiary was formed to market energy products and services coincident with the commencement of electricity generation customer choice and competition in Pennsylvania in January 1999. All significant intercompany transactions have been eliminated. The Company transferred its 100% ownership in PPE to FirstEnergy Services Corp., an affiliate, effective December 31, 1999. On September 1, 2000, the Company sold its transmission assets to an affiliate, American Transmission Systems, Inc. (ATSI). As a result, ATSI owns and operates the Company's and its affiliates' major high-voltage transmission facilities and has interconnections with other regional utilities.

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

REGULATORY PLAN-

          In December 1996, Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act," which permitted customers, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services would continue to be supplied by their current providers. The phase in of customer choice was completed on January 1, 2001. The Company continues to deliver power to homes and businesses through its distribution system, which remains regulated by the PPUC. The Company's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates is excluded from their bill and the customers receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets.

          In June 1998, the PPUC authorized the Company's rate restructuring plan, which essentially resulted in the deregulation of the Company's generation business as of June 30, 1998. The Company was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, the Company reduced its nuclear generating unit investments by approximately $305 million, of which approximately
$227 million was recognized as a regulatory asset to be recovered through the CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The charge of $51.7 million ($30.5 million after income taxes) for discontinuing the application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was recorded as a 1998 extraordinary item on the Statement of Income. The Company is entitled to recover $236 million of stranded costs through the CTC that began in 1999 and ends in 2006. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $92 million as of December 31, 2000. All of the Company's regulatory assets continue to be recovered under provisions of the rate restructuring plan.

UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.6% in 2000, 2.5% in 1999 and 3.0% in 1998. In addition to the straight-line depreciation recognized in 2000, 1999 and 1998, the Company also recognized additional cumulative capital recovery of $143 million, as of December 31, 2000, as additional depreciation expense in accordance with its former regulatory plan.

          Annual depreciation expense includes approximately $1.6 million for future decommissioning costs applicable to the Company's ownership interest in three nuclear generating units. The Company's future decommissioning costs reflect the 1999 increase in its ownership interests related to the exchange of certain generating assets with Duquesne Light Company (Duquesne). The Company's share of the future obligation to decommission these units is approximately $315 million in current dollars and (using a 4.0% escalation rate) approximately $695 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $14 million for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $7.5 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, together with Edison and affiliated companies, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company
(TE), own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 2000 include the following:

                           Utility    Accumulated  Construction  Company's
                          Plant in   Provision for    Work in    Ownership
  Generating Units         Service   Depreciation     Progress   Interest
--------------------------------------------------------------------------
                                            (In millions)
W. H. Sammis #7           $ 67.0       $ 24.6           $ 0.1     20.80%
Bruce Mansfield
  #1, #2 and #3            182.3        110.4            --       16.38%
Beaver Valley #1 and #2     36.3          9.9             7.9     39.37%
Perry #1                     1.8          0.7             1.6      5.24%
-------------------------------------------------------------------------
    Total                 $287.4       $145.6            $9.6
=========================================================================

NUCLEAR FUEL-

          OES Fuel, Incorporated (OES Fuel), a wholly owned subsidiary of Edison, is the sole lessor for the Company's nuclear fuel requirements.

          Minimum lease payments during the next five years are estimated to be as follows:

           (In millions)
-------------------------
2001              $18.9
2002               12.8
2003                4.7
2004                1.7
2005                0.2
------------------------

          The Company amortizes the cost of nuclear fuel based on the rate of consumption.

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The Company is included in Edison's parent's, FirstEnergy Corp. (FirstEnergy) consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

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

          The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

                                                                                           Other
                                                         Pension Benefits         Postretirement Benefits
                                                       --------------------       ----------------------
                                                         2000        1999           2000           1999
---------------------------------------------------------------------------------------------------------
                                                                         (In millions)
Change in benefit obligation:
Benefit obligation as of January 1                     $1,394.1    $1,500.1      $ 608.4          $ 601.3
Service cost                                               27.4        28.3         11.3              9.3
Interest cost                                             104.8       102.0         45.7             40.7
Plan amendments                                            41.3        --           --               --
Actuarial loss (gain)                                      17.3      (155.6)       121.7            (17.6)
Net increase from asset swap                               --          14.8         --               12.5
Voluntary early retirement program expense                 23.4        --           --               --
Benefits paid                                            (102.2)      (95.5)       (35.1)           (37.8)
---------------------------------------------------------------------------------------------------------
Benefit obligation as of December 31                    1,506.1     1,394.1        752.0            608.4
---------------------------------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets as of January 1               1,807.5     1,683.0          4.9              3.9
Actual return on plan assets                                0.7       220.0         (0.2)             0.6
Company contribution                                       --          --           18.3              0.4
Benefits paid                                            (102.2)      (95.5)        --               --
----------------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31             1,706.0     1,807.5         23.0              4.9
----------------------------------------------------------------------------------------------------------

Funded status of plan                                     199.9       413.4       (729.0)          (603.5)
Unrecognized actuarial loss (gain)                        (90.9)     (303.5)       147.3             24.9
Unrecognized prior service cost                            93.1        57.3         20.9             24.1
Unrecognized net transition obligation (asset)             (2.1)      (10.1)       110.9            120.1
----------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                         $  200.0    $  157.1      $(449.9)         $(434.4)
===========================================================================================================
Company's share of prepaid (accrued)
  benefit cost                                         $   21.1    $   13.8      $ (35.1)         $ (31.7)
===========================================================================================================

Assumptions used as of December 31:
Discount rate                                              7.75%       7.75%        7.75%            7.75%
Expected long-term return on plan assets                  10.25%      10.25%       10.25%           10.25%
Rate of compensation increase                              4.00%       4.00%        4.00%            4.00%


          FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2000 were computed as follows:



                                                                                            Other
                                                      Pension Benefits               Postretirement Benefits
                                                  ------------------------          ------------------------
                                                  2000      1999      1998          2000      1999      1998
------------------------------------------------------------------------------------------------------------
                                                                         (In millions)
Service cost                                    $  27.4   $  28.3    $ 25.0        $11.3     $ 9.3     $ 7.5
Interest cost                                     104.8     102.0      92.5         45.7      40.7      37.6
Expected return on plan assets                   (181.0)   (168.1)   (152.7)        (0.5)     (0.4)     (0.3)
Amortization of transition obligation (asset)      (7.9)     (7.9)     (8.0)         9.2       9.2       9.2
Amortization of prior service cost                  5.7       5.7       2.3          3.2       3.3      (0.8)
Recognized net actuarial loss (gain)               (9.1)     --        (2.6)        --        --        --
Voluntary early retirement program expense         17.2      --        --           --        --        --
------------------------------------------------------------------------------------------------------------
Net benefit cost                                $ (42.9)   $(40.0)   $(43.5)       $68.9     $62.1     $53.2
==============================================================================================================
Company's share of total plan costs             $  (3.6)   $ (4.8)   $ (6.1)       $ 7.5     $ 7.5     $ 5.4
-------------------------------------------------------------------------------------------------------------



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

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues and operating expenses include transactions with Edison, CEI, TE and ATSI. Operating revenue transactions with affiliates were primarily for electric sales of $57.6 million, $12.6 million and $9.8 million in 2000, 1999 and 1998, respectively; Bruce Mansfield Plant administrative and general charges of $2.9 million, $5.3 million and $6.3 million in 2000, 1999 and 1998, respectively; and ground lease revenues of $0.7 million to ATSI which began in 2000.

          Operating expense transactions with affiliates were primarily for nuclear fuel leased from OES Fuel of $20.3 million, $8.8 million and $5.9 million in 2000, 1999 and 1998, respectively; purchased power of $7.1 million, $12.9 million and $20.9 million in 2000, 1999 and 1998, respectively; transmission facilities rentals (including ATSI rents which began in 2000) of $5.7 million, $1.3 million and $1.3 million in 2000, 1999 and 1998, respectively; and nuclear operations administrative and general charges of $15.0 million, $2.1 million and $1.5 million in 2000, 1999 and 1998, respectively. The increase in 2000 nuclear administrative and general charges reflects the Company's increased nuclear assets ownership due to the Duquesne asset swap described in "Utility Plant and Depreciation."

          FirstEnergy provides support services at cost to the Company and other affiliated companies, for which the Company was billed $27.4 million, $28.3 million and $9.5 million in 2000, 1999 and 1998, respectively.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets. As of December 31, 1999, cash and cash equivalents included $5 million used for the redemption of long-term debt in the first quarter of 2000. The Company reflects temporary cash investments at cost, which approximates their market value. Noncash financing and investing activities included capital lease transactions amounting to $21.2 million, $27.1 million and $0.8 million for the years 2000, 1999 and 1998, respectively.

          All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                      2000               1999
-----------------------------------------------------------------
                                 Carrying  Fair    Carrying  Fair
                                   Value   Value     Value   Value
------------------------------------------------------------------
                                             (In millions)
Long-term debt                     $253    $263       $283   $279
Preferred stock                      15      15         15     14
Investments other than cash
 and cash equivalents               155     153        108    116
------------------------------------------------------------------

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

REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Company's rate restructuring plan. Based on the rate restructuring plan, the Company continues to bill and collect cost-based rates relating to the Company's nongeneration operations and continues the application of SFAS 71 to these operations. Regulatory assets on the Balance Sheets are comprised of the following:

                                                   2000       1999
--------------------------------------------------------------------
                                                    (In millions)
Competitive transition charge                     $230.9     $280.4
Customer receivables for future income taxes        17.0       20.3
Loss on reacquired debt                              6.4        7.1
Employee postretirement benefit costs                4.5        5.4
Other                                                1.4        1.4
--------------------------------------------------------------------
  Total                                           $260.2     $314.6
====================================================================

2.  LEASES

          The Company leases office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 2000, are summarized as follows:

                                   2000         1999         1998
------------------------------------------------------------------
                                           (In millions)
Operating leases
  Interest element                 $0.4         $0.6         $0.5
  Other                             0.3          1.6          1.3
Capital leases
  Interest element                  0.3          0.6          0.6
  Other                             0.8          0.5          0.7
------------------------------------------------------------------
Total rental payments              $1.8         $3.3         $3.1
==================================================================

          The future minimum lease payments as of December 31, 2000, are:

                                      Capital         Operating
                                      Leases            Leases
------------------------------------------------------------------
                                             (In millions)
2001                                   $0.1              $0.1
2002                                    0.2               0.1
2003                                    0.1               0.1
2004                                   --                 0.1
2005                                   --                 0.1
Years thereafter                       --                 0.8
--------------------------------------------------------------
Total minimum lease payments            0.4              $1.3
Executory costs                         0.2              ====
-------------------------------------------
Net minimum lease payments              0.2
Interest portion                       --
-------------------------------------------
Present value of net minimum
  lease payments                        0.2
Less current portion                    0.1
-------------------------------------------
Noncurrent portion                     $0.1
===========================================

3.  CAPITALIZATION

  (A)  RETAINED EARNINGS-

          Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $18.3 million as of December 31, 2000.

  (B)  PREFERRED STOCK-

          The Company's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

  (C)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

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

          Based on the amount of bonds authenticated by the Trustee through December 31, 2000, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $1.0 million. The Company expects to deposit funds in 2001 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement. Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) during the next five years are $1.0 million in 2001, $1.0 million in 2002, $41.0 million in 2003, $40.7 million in 2004 and $1.0 million in 2005.

          The Company's obligations to repay certain pollution control revenue bonds are secured by a series of first mortgage bonds. The
$10.3 million pollution control revenue bond is entitled to the benefit of irrevocable bank letters of credit of $10.4 million. To the extent that drawings are made under the letters of credit to pay principal of, or interest on, the pollution control revenue bond, the Company is entitled to a credit against its obligation to repay this bond. The Company pays an annual fee of 1.25% of the amount of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

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

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $153 million for property additions and improvements from 2001-2005, of which approximately $28 million is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $81 million, of which approximately
$22 million applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $91 million and $18 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $74 million per incident but not more than $8.4 million in any one year for each incident.

          The Company is also insured as to its interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $148 million of insurance coverage for replacement power costs for its interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately
$7.4 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

          The Company is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of twenty-two states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. In March 2000, the U.S. Court of Appeals for the D.C. Circuit upheld EPA's NOx Transport Rule except as applied to the State of Wisconsin and portions of Georgia and Missouri. By October 2000, states were to submit revised State Implementation Plans (SIP) to comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania recently submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003. A Federal Implementation Plan accompanied the NOx Transport Rule and may be implemented by the EPA in states which fail to revise their SIP. In another separate but related action, eight states filed petitions with the EPA under Section 126 of the Clean Air Act seeking reductions of NOx emissions which are alleged to contribute to ozone pollution in the eight petitioning states. The EPA position is that the Section 126 petitions will be adequately addressed by the NOx Transport Program, but a December 17, 1999 rulemaking established an alternative program which would require nearly identical 85% NOx reductions at 392 utility plants, including the Company's Ohio and Pennsylvania plants, by May 2003, in the event implementation of the NOx Transport Rule is not implemented by a state. Additional
Section 126 petitions were filed by New Jersey, Maryland, Delaware and the District of Columbia in mid-1999 and are still under evaluation by the EPA. FirstEnergy continues to evaluate its compliance plans and other compliance options.

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

          In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the
W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and Edison in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company and Edison believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

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

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain operating results by quarter for 2000 and 1999.


                                    March 31,  June 30,  September 30,  December 31,
Three Months Ended                    2000       2000        2000          2000
-----------------------------------------------------------------------------------
                                                    (In millions)
Operating Revenues                  $ 83.9      $93.6       $102.8         $102.8
Operating Expenses and Taxes          90.3       81.0         83.0           88.9
-----------------------------------------------------------------------------------
Operating Income (Loss)               (6.4)      12.6         19.8           13.9
Other Income                           0.4        0.4          0.4            1.1
Net Interest Charges                   4.4        5.4          5.0            4.6
-----------------------------------------------------------------------------------
Net Income (Loss)                   $(10.4)     $ 7.6       $ 15.2         $ 10.4
===================================================================================
Earnings (Loss) on Common Stock     $(11.3)     $ 6.7       $ 14.3         $  9.5
===================================================================================




                                    March 31,  June 30,  September 30,  December 31,
Three Months Ended                    1999      1999         1999          1999
-----------------------------------------------------------------------------------
                                                   (In millions)
Operating Revenues                  $81.4       $82.1       $82.4          $83.4
Operating Expenses and Taxes         67.1        72.4        73.2           84.5
----------------------------------------------------------------------------------
Operating Income (Loss)              14.3         9.7         9.2           (1.1)
Other Income                          1.0         0.3         0.2           --
Net Interest Charges                  5.0         5.9         4.9            5.1
----------------------------------------------------------------------------------
Net Income (Loss)                   $10.3       $ 4.1       $ 4.5          $(6.2)
==================================================================================
Earnings (Loss) on Common Stock     $ 9.2       $ 2.9       $ 3.3          $(7.2)
==================================================================================




Report of Independent Public Accountants

To the Stockholders and Board of Directors of Pennsylvania Power
Company:

We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 2000 and 1999, and the related statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.







ARTHUR ANDERSEN LLP


Cleveland, Ohio,
  February 16, 2001.




21




1