Form 10-K, Exhibit 13
period 2000-12-31
FIRSTENERGY CORP
filed 2001-03-28
CIK 1031296

THE TOLEDO EDISON COMPANY

                    2000 ANNUAL REPORT TO STOCKHOLDERS


          The Toledo Edison Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 0.8 million.







Contents                                                          Page
--------                                                          ----

Selected Financial Data                                             1
Management's Discussion and Analysis                               2-6
Consolidated Statements of Income                                   7
Consolidated Balance Sheets                                         8
Consolidated Statements of Capitalization                          9-10
Consolidated Statements of Common Stockholder's Equity              11
Consolidated Statements of Preferred Stock                          11
Consolidated Statements of Cash Flows                               12
Consolidated Statements of Taxes                                    13
Notes to Consolidated Financial Statements                        14-23
Report of Independent Public Accountants                            24



                                                THE TOLEDO EDISON COMPANY

                                                 SELECTED FINANCIAL DATA
                                                                                   Nov. 8-       Jan. 1-
                                              2000         1999        1998     Dec. 31, 1997  Nov. 7, 1997    1996
--------------------------------------------------------------------------------------------------------------------
                                                                    (Dollars in thousands)  |
                                                                                            |
                                                                                            |
GENERAL FINANCIAL INFORMATION:                                                              |
                                                                                            |
Operating Revenues                        $  954,947   $  921,159   $  957,037   $  122,669 | $  772,707   $  897,259
                                          ==========   ==========   ==========   ========== | ==========   ==========
                                                                                            |
Operating Income                          $  193,414   $  163,772   $  180,261   $   19,055 | $  123,282   $  156,815
                                          ==========   ==========   ==========   ========== | ==========   ==========
                                                                                            |
Income Before Extraordinary Item          $  137,233   $   99,945   $  106,582   $    7,616 | $   41,769   $   57,289
                                          ==========   ==========   ==========   ========== | ==========   ==========
                                                                                            |
Net Income (Loss)                         $  137,233   $   99,945   $  106,582   $    7,616 | $ (150,132)  $   57,289
                                          ==========   ==========   ==========   ========== | ==========   ==========
                                                                                            |
Earnings (Loss) on Common Stock           $  120,986   $   83,707   $   92,972   $    7,616 | $ (169,567)  $   40,363
                                          ==========   ==========   ==========   ========== | ==========   ==========
                                                                                            |
Total Assets                              $2,652,267   $2,666,928   $2,768,765   $2,758,152 |              $3,428,175
                                          ==========   ==========   ==========   ========== |              ==========
                                                                                            |
                                                                                            |
CAPITALIZATION:                                                                             |
Common Stockholder's Equity               $  605,587   $  551,704   $  575,692   $  531,650 |              $  803,237
Preferred Stock-                                                                            |
  Not Subject to Mandatory Redemption        210,000      210,000      210,000      210,000 |                 210,000
  Subject to Mandatory Redemption                 --           --           --        1,690 |                   3,355
Long-Term Debt                               944,193      981,029    1,083,666    1,210,190 |               1,051,517
                                          ----------   ----------   ----------   ---------- |              ----------
Total Capitalization                      $1,759,780   $1,742,733   $1,869,358   $1,953,530 |              $2,068,109
                                          ==========   ==========   ==========   ========== |              ==========
                                                                                            |
CAPITALIZATION RATIOS:                                                                      |
Common Stockholder's Equity                     34.4%        31.7%        30.8%        27.2%|                    38.8%
Preferred Stock-                                                                            |
  Not Subject to Mandatory Redemption           11.9         12.0         11.2         10.8 |                    10.2
  Subject to Mandatory Redemption               --           --           --            0.1 |                     0.2
Long-Term Debt                                  53.7         56.3         58.0         61.9 |                    50.8
                                               -----        -----        -----        ----- |                   -----
Total Capitalization                           100.0%       100.0%       100.0%       100.0%|                   100.0%
                                               =====        =====        =====        ===== |                   =====
                                                                                            |
KILOWATT-HOUR SALES (Millions):                                                             |
Residential                                    2,183        2,127        2,252          355 |      1,718        2,145
Commercial                                     2,380        2,236        2,425          284 |      1,498        1,790
Industrial                                     5,595        5,449        5,317          847 |      4,003        4,301
Other                                             49           54           63           79 |        413          488
                                              ------       ------       ------        ----- |      -----       ------
Total Retail                                  10,207        9,866       10,057        1,565 |      7,632        8,724
Total Wholesale                                3,135        2,409        1,617          435 |      2,218        2,330
                                              ------       ------       ------        ----- |      -----       ------
Total                                         13,342       12,275       11,674        2,000 |      9,850       11,054
                                              ======       ======       ======        ===== |      =====       ======
                                                                                            |
CUSTOMERS SERVED:                                                                           |
Residential                                  269,071      266,900      265,237      262,501 |                 261,541
Commercial                                    31,413       32,481       31,982       29,367 |                  27,411
Industrial                                     1,917        1,937        1,954        1,835 |                   1,839
Other                                            598          398          359          347 |                   2,136
                                             -------      -------      -------      ------- |                 -------
Total                                        302,999      301,716      299,532      294,050 |                 292,927
                                             =======      =======      =======      ======= |                 =======
                                                                                            |
Number of Employees (a)                          539          977          997        1,532 |                   1,643


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

Results of Operations
---------------------

          Earnings on common stock increased 45% to $121.0 million in 2000 from $83.7 million in 1999. Results in 2000 were favorably affected by higher operating revenues and lower fuel and purchased power costs, other operating costs and net interest charges. In 1999, earnings on common stock decreased 10% to $83.7 million in 1999 from $93.0 million in 1998 due to lower operating revenues and increased nuclear and other operating costs which more than offset reductions in purchased power costs and net interest charges.

          Operating revenues increased by $33.8 million in 2000 following a $35.9 million decrease in 1999. The sources of changes in operating revenues during 2000 and 1999, as compared to the prior year, are summarized in the following table:

Sources of Revenue Changes                     2000      1999
--------------------------------------------------------------
   Increase (Decrease)             (In millions)

Change in retail kilowatt-hour sales            $26.0   $(14.8)
Decrease in average retail price                 (9.1)   (20.7)
Increase in wholesale sales                      13.1      2.0
All other changes                                 3.8     (2.4)
--------------------------------------------------------------

Net Change in Operating Revenues                $33.8   $(35.9)
===============================================================

Electric Sales

          Additional kilowatt-hour sales to retail customers, which were partially offset by lower average retail unit prices, and sales to the wholesale market were the primary contributors to higher operating revenues in 2000, compared to 1999. Sales to wholesale customers in 2000 benefited from additional available generating capacity. Kilowatt-hour sales to residential, commercial and industrial customers were all higher in 2000, compared to the preceding year. Transmission service revenues also contributed to the increase in operating revenues.

          Operating revenues in 1999 decreased, after achieving record levels in 1998, due to lower retail revenues resulting from both lower average retail prices and reduced kilowatt-hour sales. Despite the lower retail sales in 1999, total kilowatt-hour sales increased as a result of a strong increase in sales to the wholesale market resulting from weather-induced demand and available internal generation. However, the increase in wholesale revenues did not fully offset the decrease in retail revenues experienced in 1999. Changes in kilowatt-hour sales by customer class in 2000 and 1999 are summarized in the following table:

Changes in KWH Sales           2000        1999
--------------------------------------------------
  Increase (Decrease)

Residential                    2.6%       (5.6)%
Commercial                     6.4%       (7.8)%
Industrial                     2.7%        2.5%
-------------------------------------------------
Total Retail                   3.5%       (1.9)%
Wholesale                     30.1%       49.0%
-------------------------------------------------
Total Sales                    8.7%        5.1%
-------------------------------------------------

Operating Expenses and Taxes

          Total operating expenses and taxes increased by $4.1 million in 2000 and decreased $19.4 million in 1999, compared to the preceding year. The moderate increase in operating expenses and taxes in 2000 occurred as a result of a $22.2 million increase in income taxes resulting from higher taxable income and offsetting reductions in fuel and purchased power costs and other operating costs. In 1999, fuel and purchased power costs were the primary factors contributing to lower operating expenses and taxes.

          Fuel and purchased power costs decreased $10.1 million in 2000, compared to 1999. A $13.2 million reduction in fuel expense was partially offset by a $3.1 million increase in purchased power costs. The reduction in fuel expense in 2000 from the preceding year occurred despite a 1.4% increase in internal generation. Factors contributing to the lower fuel expense included the expiration of an above-market coal contract at the end of 1999 and continued improvement in coal-blending strategies. In 1999, purchased power costs accounted for all of the reduction in fuel and purchased power costs. Much of the decrease in purchased power costs occurred in the second quarter of 1999, due to the absence of unusual conditions experienced in 1998. The higher purchased power costs were incurred during a period of record heat and humidity in late June 1998, which coincided with a regional power shortage resulting in high prices for purchased power. During this period, unscheduled outages at Beaver Valley Unit 2 and the Davis-Besse Plant required us to purchase significant quantities of power on the spot market. Although above normal temperatures were also experienced in 1999, we maintained a stronger capacity position compared to the previous year and better met customer demand from our own internal generation.

          Nuclear operating costs increased slightly by $3.0 million in 2000. Higher outage-related costs at the Davis-Besse Plant and Beaver Valley Unit 2 were substantially offset by lower operating costs at the Perry Plant. Expenses associated with refueling outages at the Perry Plant and Beaver Valley Unit 2 in 1999 contributed to the $14.9 million increase in nuclear operating costs, compared to 1998. Other operating costs decreased $15.1 million in 2000 primarily due to increased gains of $18.9 million realized from the sale of emission allowances in 2000. Partially offsetting the higher gains were additional transmission expenses.

Net Interest Charges

          Net interest charges decreased by $11.7 million in 2000 and $9.3 million in 1999, compared to the prior year. We continue to redeem our outstanding debt, thus maintaining the downward trend in our financing costs during 2000. Net redemptions of long-term debt totaled $174 million in 2000.

Effects of SFAS 71 Discontinuation and Impairment
-------------------------------------------------

          The application of the Statement of Financial Accounting Standards No. (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," was discontinued for our nonnuclear generation business effective with approval by the Public Utilities Commission of Ohio (PUCO) of the Ohio transition plan. We continue to bill and collect cost-based rates for transmission and distribution services, which remain subject to cost-based regulation; accordingly, it is appropriate that we continue the application of SFAS 71 to those operations. All generating plant investments were reviewed for impairment due to anticipated changes to our cash flows resulting from the transition plan. The June 30, 2000 balance sheet reflects the effect of that review with plant investment being reduced by a total of $53 million with a corresponding recognition of regulatory assets for the impaired plant, which is recoverable through future regulatory cash flows.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

          On September 1, 2000, FirstEnergy Corp.'s electric utility operating companies transferred $1.2 billion of their transmission assets to American Transmission Systems, Inc. (ATSI), an affiliated company. ATSI represents a first step toward the goal of establishing a larger independent, regional transmission organization. As part of the transfer, we sold to ATSI $150.2 million of our transmission assets, net of $77.0 million of accumulated depreciation and $1.7 million of investment tax credits for $32.2 million in cash and $39.3 million in long-term notes.

          Through net security redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2000. We reduced total debt by approximately $68 million during 2000. Our common stockholder's equity percentage of capitalization increased to 34% as of December 31, 2000 from 27% at the end of 1997. We have reduced the average capital cost of outstanding debt from 9.23% in 1995 to 7.84% in 2000. Annual savings from net security redemptions in 2000 are expected to total about $8 million. Also, approval by the PUCO of our transition plan on July 19, 2000 (see Outlook), was cited as an important reason that Moody's Investors Service and Fitch upgraded our debt ratings during the second half of 2000. The improved credit ratings should lower the cost of future borrowings. Our credit ratings remain under review for further possible upgrades by Moody's. The improved credit ratings are summarized in the following table:

Credit Ratings             Before Upgrade           After Upgrade
-------------------------------------------------------------------
                            Moody's                 Moody's
                           Investors               Investors
                            Service   Fitch         Service   Fitch
--------------------------------------------------------------------
First mortgage bonds         Ba1       BB+           Baa3      BBB-
Subordinated debt            Ba3       B+            Ba1       BB
Preferred stock              b1        B             ba1       BB


          Our cash requirements in 2001 for operating expenses, construction expenditures, preferred stock redemptions and scheduled debt maturities are expected to be met without issuing additional securities. We have cash requirements of approximately $505.1 million for the 2001-2005 period to meet scheduled maturities of long-term debt and preferred stock. Of that amount, approximately $29.4 million relates to 2001.

          We had about $34.0 million of cash and temporary investments and $41.9 million of indebtedness to associated companies as of December 31, 2000. Under our first mortgage indenture, as of December 31, 2000, we would have been permitted to issue up to $543.7 million of additional first mortgage bonds on the basis of property additions and retired bonds. Under the earnings coverage test contained in our charter, we could issue $463.4 million of preferred stock (assuming no additional debt was issued) based on our 2000 earnings.

          Our capital spending for the period 2001-2005 is expected to be about $218 million (excluding nuclear fuel), of which approximately $49 million relates to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $79 million, of which about $7 million applies to 2001. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $99 million and $22 million, respectively, as the nuclear fuel is consumed. Also, we have operating lease commitments, net of trust cash receipts, of approximately $374 million for the 2001-2005 period, of which approximately $72 million relates to 2001.

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

          The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
------------------------------------------------------------------------------------------------
                                                                       There-   Fair
                               2001    2002    2003    2004    2005    after    Total    Value
------------------------------------------------------------------------------------------------
                                                     (Dollars in millions)
Investments other than
 Cash and Cash
 Equivalents:
Fixed Income                   $17     $ 20     $20    $  9   $  10     $280      $356     $360
  Average interest rate        7.6%     7.6%    7.6%    7.6%    7.6%     7.2%      7.3%
------------------------------------------------------------------------------------------------
Liabilities
------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate                     $30    $165      $96    $215   $  --     $224      $730     $764
  Average interest rate        9.2%    8.6%     7.9%    7.8%   10.0%     7.7%      8.0%
Variable rate                                                           $189      $189     $188
  Average interest rate                                                  5.0%      5.0%
Short-term Borrowings          $42                                                $ 42     $ 42
  Average interest rate        6.8%                                                6.8%
------------------------------------------------------------------------------------------------



Outlook
-------

          On July 19, 2000, the PUCO approved FirstEnergy's plan for transition to customer choice in Ohio (see Note 1), filed on our behalf, as well as for our affiliated Ohio electric utility operating companies - OE and CEI. As part of its authorization, the PUCO approved a settlement agreement between FirstEnergy and major groups representing most of FirstEnergy's Ohio customers regarding the transition to customer choice in selection of electricity suppliers. On January 1, 2001, electric choice became available to FirstEnergy's Ohio customers. Under the plan, we continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. However, our rates have been restructured to establish separate charges for transmission and distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on market prices plus an incentive, and the customer receives a generation charge from the alternative supplier.

          The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). The transition costs will be paid by all customers regardless of whether or not they choose an alternative supplier. Under the plan, we assume the risk of not recovering up to $80 million of transition revenue if the rate of customers (excluding contracts and full-service accounts), switching their service from us has not reached an average of 20% over any consecutive twelve-month period by December 31, 2005 - the end of the market development period. We also committed under the transition agreement to make available 160 MW of our generating capacity to marketers, brokers and aggregators at set prices, to be used for sales only to retail customers in our Ohio service areas. Through February 8, 2001, approximately 80 MW of the 160 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of February 8, 2001, we had been notified that about 2,000 of our customers requested generation services from other authorized suppliers, including FirstEnergy Services Corp. (FE Services), an affiliated company.

          Beginning in 2001, Ohio utilities that offer both competitive and regulated retail electric services must implement a corporate separation plan approved by the PUCO -- one which provides a clear separation between regulated and competitive operations. Since FirstEnergy's regionally-focused retail sales strategy envisions the continued operation of both regulated and competitive operations, its transition plan included details for our corporate separation. The approved plan is consistent with the way FirstEnergy managed its businesses in 2000, through a competitive services unit, a utility services unit and a corporate support services unit. FE Services provides competitive retail energy services while we continue to provide regulated transmission and distribution services. FirstEnergy Generation Corp. (FE Generation), an associated company, leases fossil plants from us and operates these plants. We expect that the transfer of ownership of our fossil generating assets to FE Generation will be completed by the end of the market development period. All of our power supply requirements are provided by FE Services to satisfy our "provider of last resort" obligation under the FirstEnergy transition plan, as well as grandfathered wholesale contracts.

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

          We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have an accrued liability totaling $0.2 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs, and the financial ability of other PRPs to pay. We believe that waste disposal costs will not have a material adverse effect on our financial condition, cash flow or results of operation.

          On August 8, 2000, our parent company, FirstEnergy Corp., entered into an agreement to merge with GPU, Inc, a Pennsylvania corporation, headquartered in Morristown, New Jersey. The target date for completing the merger is by the end of the second quarter of 2001. We will continue to be a wholly owned subsidiary of FirstEnergy Corp.




                                                THE TOLEDO EDISON COMPANY

                                            CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,                 2000         1999         1998
---------------------------------------------------------------------------------
                                                         (In thousands)
OPERATING REVENUES (1)                         $954,947     $921,159     $957,037
                                               --------     --------     --------

OPERATING EXPENSES AND TAXES:
  Fuel and purchased power                      159,039      169,153      202,239
  Nuclear operating costs                       178,063      175,015      160,080
  Other operating costs                         156,286      171,427      166,935
                                               --------     --------     --------
    Total operation and maintenance expenses    493,388      515,595      529,254
  Provision for depreciation and amortization   104,914      103,725      106,433
  General taxes                                  90,837       87,862       86,661
  Income taxes                                   72,394       50,205       54,428
                                               --------     --------     --------
    Total operating expenses and taxes          761,533      757,387      776,776
                                               --------     --------     --------

OPERATING INCOME                                193,414      163,772      180,261

OTHER INCOME                                      8,669       12,744       12,225
                                               --------     --------     --------

INCOME BEFORE NET INTEREST CHARGES              202,083      176,516      192,486
                                               --------     --------     --------

NET INTEREST CHARGES:
  Interest on long-term debt                     72,892       82,204       88,364
  Allowance for borrowed funds used during
    construction                                 (6,523)      (1,443)      (1,273)
  Other interest expense (credit)                (1,519)      (4,190)      (1,187)
                                               --------     --------     --------

    Net interest charges                         64,850       76,571       85,904
                                               --------     --------     --------

NET INCOME                                      137,233       99,945      106,582

PREFERRED STOCK DIVIDEND
  REQUIREMENTS                                   16,247       16,238       13,610
                                               --------     --------     --------

EARNINGS ON COMMON STOCK                       $120,986     $ 83,707     $ 92,972
                                               ========     ========     ========


(1) Includes electric sales to associated companies of $142.3 million, $123.3 million and $123.6 million in 2000, 1999 and 1998, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                               THE TOLEDO EDISON COMPANY

                                              CONSOLIDATED BALANCE SHEETS
As of December 31,                                            2000              1999
---------------------------------------------------------------------------------------
                                                                 (In thousands)
                          ASSETS

UTILITY PLANT:
  In service                                              $1,637,616        $1,776,534
  Less-Accumulated provision for depreciation                597,397           670,866
                                                          ----------        ----------
                                                           1,040,219         1,105,668
                                                          ----------        ----------
  Construction work in progress-
    Electric plant                                            73,565            95,854
    Nuclear fuel                                              10,720               386
                                                          ----------        ----------
                                                              84,285            96,240
                                                          ----------        ----------
                                                           1,124,504         1,201,908
                                                          ----------        ----------
OTHER PROPERTY AND INVESTMENTS:
  Shippingport Capital Trust (Note 2)                        279,836           295,454
  Nuclear plant decommissioning trusts                       132,442           123,500
  Long-term notes receivable from associated companies        39,084                --
  Other                                                        4,601             4,678
                                                          ----------        ----------
                                                             455,963           423,632
                                                          ----------        ----------
CURRENT ASSETS:
  Cash and cash equivalents                                    1,385               312
  Receivables-
    Customers                                                  6,618            12,965
    Associated companies                                      62,271            40,998
    Other                                                      1,572             9,827
  Notes receivable from associated companies                  32,617             7,863
  Materials and supplies, at average cost-
    Owned                                                     17,388            23,243
    Under consignment                                         21,994            20,232
  Prepayments and other                                       27,151            25,931
                                                          ----------        ----------
                                                             170,996           141,371
                                                          ----------        ----------
DEFERRED CHARGES:
  Regulatory assets                                          412,682           385,284
  Goodwill                                                   458,164           465,169
  Property taxes                                              22,916            43,448
  Other                                                        7,042             6,116
                                                          ----------        ----------
                                                             900,804           900,017
                                                          ----------        ----------
                                                          $2,652,267        $2,666,928
                                                          ==========        ==========

       CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of
 Capitalization):
  Common stockholder's equity                             $  605,587        $  551,704
  Preferred stock not subject to mandatory redemption        210,000           210,000
  Long-term debt                                             944,193           981,029
                                                          ----------        ----------
                                                           1,759,780         1,742,733
                                                          ----------        ----------
CURRENT LIABILITIES:
  Currently payable long-term                                 56,230            95,765
  Accounts payable-
    Associated companies                                      36,564            20,537
    Other                                                     25,070            27,100
  Notes payable to associated companies                       41,936            33,876
  Accrued  taxes                                              57,519            57,742
  Accrued interest                                            19,946            21,961
  Other                                                       49,908            60,414
                                                          ----------        ----------
                                                             287,173           317,395
                                                          ----------        ----------
DEFERRED CREDITS:
  Accumulated deferred income taxes                          196,944           172,236
  Accumulated deferred investment tax credits                 35,174            38,748
  Nuclear plant decommissioning costs                        138,784           130,116
  Pensions and other postretirement benefits                 119,327           122,986
  Other                                                      115,085           142,714
                                                          ----------        ----------
                                                             605,314           606,800
                                                          ----------        ----------
COMMITMENTS AND CONTINGENCIES
  (Notes 2 and 5)                                         ----------        ----------
                                                          $2,652,267        $2,666,928
                                                          ==========        ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                                THE TOLEDO EDISON COMPANY

                                        CONSOLIDATED STATEMENTS OF CAPITALIZATION
As of December 31,                                                                                2000         1999
----------------------------------------------------------------------------------------------------------------------
                               (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $5 par value, authorized 60,000,000 shares
    39,133,887 shares outstanding                                                            $  195,670     $  195,670
  Other paid-in capital                                                                         328,559        328,559
  Retained earnings (Note 3A)                                                                    81,358         27,475
                                                                                             ----------     ----------
    Total common stockholder's equity                                                           605,587        551,704
                                                                                             ----------     ----------
                                             Number of Shares              Optional
                                               Outstanding             Redemption Price
                                             ----------------        --------------------
                                             2000        1999        Per Share   Aggregate
                                             ----        ----        ---------   ---------
PREFERRED STOCK (Note 3B):
Cumulative, $100 par value-
Authorized 3,000,000 shares
  Not Subject to Mandatory Redemption:
    $ 4.25                                   160,000     160,000      $104.63     $ 16,740       16,000         16,000
    $ 4.56                                    50,000      50,000       101.00        5,050        5,000          5,000
    $ 4.25                                   100,000     100,000       102.00       10,200       10,000         10,000
    $ 8.32                                   100,000     100,000       102.46       10,246       10,000         10,000
    $ 7.76                                   150,000     150,000       102.44       15,366       15,000         15,000
    $ 7.80                                   150,000     150,000       101.65       15,248       15,000         15,000
    $10.00                                   190,000     190,000       101.00       19,190       19,000         19,000
                                           ---------   ---------                  --------   ----------     ----------
                                             900,000     900,000                    92,040       90,000         90,000
                                           ---------   ---------                  --------   ----------     ----------

Cumulative, $25 par value-
Authorized 12,000,000 shares
  Not Subject to Mandatory Redemption:
    $2.21                                  1,000,000   1,000,000        25.25       25,250       25,000         25,000
    $2.365                                 1,400,000   1,400,000        27.75       38,850       35,000         35,000
    Adjustable Series A                    1,200,000   1,200,000        25.00       30,000       30,000         30,000
    Adjustable Series B                    1,200,000   1,200,000        25.00       30,000       30,000         30,000
                                           ---------   ---------                  --------   ----------     ----------
                                           4,800,000   4,800,000                   124,100      120,000        120,000
                                           ---------   ---------                  --------   ----------     ----------
      Total Not Subject to Mandatory
        Redemption                         5,700,000   5,700,000                  $216,140      210,000        210,000
                                           =========   =========                  ========   ----------     ----------

LONG-TERM DEBT (Note 3C):
  First mortgage bonds:
      8.000% due 2001-2003                                                                       34,525         34,925
      7.875% due 2004                                                                           145,000        145,000
                                                                                             ----------     ----------
      Total first mortgage bonds                                                                179,525        179,925
                                                                                             ----------     ----------

  Unsecured notes and debentures:
    10.000% due 2001-2010                                                                           970          1,000
     8.700% due 2002                                                                            135,000        135,000
  *  4.850% due 2030                                                                             34,850         34,850
  *  5.100% due 2033                                                                              5,700          5,700
  *  5.250% due 2033                                                                             31,600         31,600
  *  5.580% due 2033                                                                             18,800         18,800
                                                                                             ----------     ----------
      Total unsecured notes and debentures                                                      226,920        226,950
                                                                                             ----------     ----------


                                                 THE TOLEDO EDISON COMPANY

                                        CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)
As of December 31                                                                                  2000         1999
----------------------------------------------------------------------------------------------------------------------
                                                                                                   (In thousands)
LONG-TERM DEBT (Cont'd):
  Secured notes:
    7.190% due 2000                                                                                  --         45,000
    7.380% due 2000                                                                                  --         14,000
    7.460% due 2000                                                                                  --         16,500
    7.500% due 2000                                                                                  --            100
    8.500% due 2001                                                                               8,000          8,000
    9.500% due 2001                                                                              21,000         21,000
    8.180% due 2002                                                                              17,000         17,000
    8.620% due 2002                                                                               7,000          7,000
    8.650% due 2002                                                                               5,000          5,000
    7.760% due 2003                                                                               5,000          5,000
    7.780% due 2003                                                                               1,000          1,000
    7.820% due 2003                                                                              38,400         38,400
    7.850% due 2003                                                                              15,000         15,000
    7.910% due 2003                                                                               3,000          3,000
    7.670% due 2004                                                                              70,000         70,000
    7.130% due 2007                                                                              30,000         30,000
    8.000% due 2019                                                                                  --         67,300
    7.625% due 2020                                                                              45,000         45,000
    7.750% due 2020                                                                              54,000         54,000
    9.220% due 2021                                                                              15,000         15,000
   10.000% due 2021                                                                              15,000         15,000
    7.400% due 2022                                                                                  --         30,900
    6.875% due 2023                                                                              20,200         20,200
    8.000% due 2023                                                                              30,500         30,500
   *4.900% due 2024                                                                              67,300             --
    6.100% due 2027                                                                              10,100         10,100
    5.375% due 2028                                                                               3,751          3,751
   *4.550% due 2033                                                                              30,900             --
                                                                                             ----------     ----------
      Total secured notes                                                                       512,151        587,751
                                                                                             ----------     ----------

Capital lease obligations (Note 2)                                                               56,859         45,247
                                                                                             ----------     ----------
Net unamortized premium on debt                                                                  24,968         36,921
                                                                                             ----------     ----------
Long-term debt due within one year                                                              (56,230)       (95,765)
                                                                                             ----------     ----------
      Total long-term debt                                                                      944,193        981,029
                                                                                             ----------     ----------
TOTAL CAPITALIZATION                                                                         $1,759,780     $1,742,733
                                                                                             ==========     ==========


  * Denotes variable rate issue with December 31, 2000 interest rate shown.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                 THE TOLEDO EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                                                      Other
                                             Comprehensive      Number       Par      Paid-In     Retained
                                                 Income       of Shares     Value     Capital     Earnings
                                             -------------    ---------     -----     -------     --------
                                                                  (Dollars in thousands)
Balance, January 1, 1998                                      39,133,887   $195,670   $328,364    $   7,616
  Purchase accounting fair value adjustment                                                195
  Net income                                   $ 106,582                                            106,582
                                               =========
  Cash dividends on preferred stock                                                                 (12,252)
  Cash dividends on common stock                                                                    (50,483)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                    39,133,887    195,670    328,559       51,463
  Net income                                   $  99,945                                             99,945
                                               =========
  Cash dividends on preferred stock                                                                 (17,582)
  Cash dividends on common stock                                                                   (106,351)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                    39,133,887    195,670    328,559       27,475
  Net income                                   $ 137,233                                            137,233
                                               =========
  Cash dividends on preferred stock                                                                 (16,250)
  Cash dividends on common stock                                                                    (67,100)
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                    39,133,887   $195,670   $328,559    $  81,358
===========================================================================================================






                                         CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                        Not Subject to                  Subject to
                                     Mandatory Redemption           Mandatory Redemption
                                     --------------------           --------------------
                                        Number       Par              Number        Par
                                      of Shares     Value            of Shares      Value
                                     -----------    -----           ----------     ------
                                                     (Dollars in thousands)
Balance, January 1, 1998               5,700,000  $210,000           33,550       $ 3,355
  Redemptions-
    $100 par $9.375                                                 (16,650)       (1,665)
------------------------------------------------------------------------------------------
Balance, December 31, 1998             5,700,000   210,000           16,900         1,690
  Redemptions-
    $100 par $9.375                                                 (16,900)       (1,690)
------------------------------------------------------------------------------------------
Balance, December 31, 1999             5,700,000   210,000               --            --
------------------------------------------------------------------------------------------
Balance, December 31, 2000             5,700,000  $210,000               --       $    --
==========================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                    THE TOLEDO EDISON COMPANY

                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,                              2000       1999         1998
----------------------------------------------------------------------------------------------
                                                                    (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                 $137,233    $ 99,945     $106,582
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation and amortization             104,914     103,725      106,433
    Nuclear fuel and lease amortization                      23,881      25,166       24,071
    Deferred income taxes, net                               20,376      27,551       38,840
    Investment tax credits, net                              (1,827)     (1,922)      (2,595)
    Receivables                                              (6,671)      5,242      (32,169)
    Materials and supplies                                    4,093         418       (2,463)
    Accounts payable                                         13,997     (20,898)       4,559
    Other                                                   (38,180)      1,427       19,172
                                                           --------    --------     --------
      Net cash provided from operating activities           257,816     240,654      262,430
                                                           --------    --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
    Long-term debt                                           96,405      89,330        3,629
    Short-term borrowings, net                                8,060      33,876           --
Redemptions and Repayments-
    Preferred stock                                              --       1,690        1,665
    Long-term debt                                          200,633     226,695       90,929
Dividend Payments-
    Common stock                                             67,100     106,351       50,483
    Preferred stock                                          16,247      16,238       16,378
                                                           --------    --------     --------
      Net cash used for financing activities                179,515     227,768      155,826
                                                           --------    --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                           92,860     107,338       45,870
Loans to associated companies                                63,838          --       60,434
Loan payments from associated companies                          --     (93,373)          --
Capital trust investments                                   (15,618)    (15,308)      (2,111)
Sale of assets to associated companies                      (81,014)         --           --
Other                                                        17,162      18,057       20,441
                                                           --------    --------     --------
      Net cash used for investing activities                 77,228      16,714      124,634
                                                           --------    --------     --------
Net increase (decrease) in cash and cash equivalents          1,073      (3,828)     (18,030)
Cash and cash equivalents at beginning of year                  312       4,140       22,170
                                                           --------    --------     --------
Cash and cash equivalents at end of year                   $  1,385    $    312     $  4,140
                                                           ========    ========     ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
  Interest (net of amounts capitalized)                    $ 71,009    $ 84,538     $ 93,828
                                                           ========    ========     ========
  Income taxes                                             $ 65,553    $ 40,461     $  6,935
                                                           ========    ========     ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                THE TOLEDO EDISON COMPANY

                                            CONSOLIDATED STATEMENTS OF TAXES
For the Years Ended December 31,                         2000         1999          1998
------------------------------------------------------------------------------------------
                                                                 (In thousands)
GENERAL TAXES:
Real and personal property                            $ 46,302      $ 44,280      $ 44,993
State gross receipts                                    36,813        35,706        35,114
Social security and unemployment                         7,220         6,801         5,065
Other                                                      502         1,075         1,489
                                                      --------      --------      --------
      Total general taxes                             $ 90,837      $ 87,862      $ 86,661
                                                      ========      ========      ========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal                                             $ 56,631      $ 29,728      $ 22,767
  State                                                  1,811         1,489         1,954
                                                      --------      --------      --------
                                                        58,442        31,217        24,721
                                                      --------      --------      --------
Deferred, net-
  Federal                                               20,865        27,745        38,851
  State                                                   (489)         (194)          (11)
                                                      --------      --------      --------
                                                        20,376        27,551        38,840
                                                      --------      --------      --------
Investment tax credit amortization                      (1,827)       (1,922)       (2,595)
                                                      --------      --------      --------
      Total provision for income taxes                $ 76,991      $ 56,846      $ 60,966
                                                      ========      ========      ========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income                                      $ 72,394      $ 50,205      $ 54,428
Other income                                             4,597         6,641         6,538
                                                      --------      --------      --------
      Total provision for income taxes                $ 76,991      $ 56,846      $ 60,966
                                                      ========      ========      ========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes         $214,224      $156,791      $167,548
                                                      ========      ========      ========
Federal income tax expense at statutory rate          $ 74,978      $ 54,877      $ 58,642
Increases (reductions) in taxes resulting from-
  Amortization of investment tax credits                (1,827)       (1,922)       (2,595)
  Amortization of tax regulatory assets                 (1,737)       (1,735)       (1,739)
  Amortization of goodwill                               4,334         4,280         4,421
  Other, net                                             1,243         1,346         2,237
                                                      --------      --------      --------
      Total provision for income taxes                $ 76,991      $ 56,846      $ 60,966
                                                      ========      ========      ========

ACCUMULATED DEFERRED INCOME TAXES
AT DECEMBER 31:
Property basis differences                            $163,537      $195,326      $195,948
Deferred nuclear expense                                73,695        76,449        79,355
Impaired generating assets                              18,843            --            --
Deferred sale and leaseback costs                      (22,274)      (21,443)      (20,623)
Unamortized investment tax credits                     (16,689)      (18,324)      (19,515)
Unused alternative minimum tax credits                  (5,100)      (30,055)      (66,322)
Deferred gain for asset sale to affiliated company      15,330            --            --
Other                                                  (30,398)      (29,717)      (17,522)
                                                      --------      --------      --------
  Net deferred income tax liability                   $196,944      $172,236      $151,321
                                                      ========      ========      ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

<PAGE


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Toledo Edison Company (Company) and its 90% owned subsidiary, The Toledo Edison Capital Corporation (TECC). The subsidiary was formed in 1997 to make equity investments in a business trust in connection with the financing transactions related to the Bruce Mansfield Plant sale and leaseback (see
Note 2). The Cleveland Electric Illuminating Company (CEI), an affiliate, has a 10% interest in TECC. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. (FirstEnergy). FirstEnergy holds directly all of the issued and outstanding common shares of the Company and its other principal electric utility operating subsidiaries, CEI and Ohio Edison Company (OE). On September 1, 2000, the Company sold its transmission assets to FirstEnergy's wholly owned subsidiary, American Transmission Systems, Inc.
(ATSI). As a result, ATSI owns and operates FirstEnergy's major high-voltage transmission facilities and has interconnections with other regional utilities.

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

          The Company and CEI sell substantially all of their retail customer receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust completed a public sale of $150 million and private sales of $50 million of receivables-backed investor certificates in 1996 and 2000, respectively, in transactions that qualified for sale accounting treatment. CFC's retained interest in the pool of receivables held by the trust (15.15% as of December 31, 2000) is stated at fair value reflecting adjustments for anticipated credit losses. Collections of receivables previously transferred to the trust used to purchase new receivables from CFC during 2000, totaled approximately $2.5 billion. Expenses associated with the factoring discount related to the sale of receivables were $13 million in 2000. As of December 31, 2000, the Company's receivables recorded on its Consolidated Balance Sheet were reduced by $103 million due to these sales.

REGULATORY PLAN-

          The PUCO approved FirstEnergy's Rate Reduction and Economic Development Plan for the Company in January 1997. The regulatory plan was to maintain then current base electric rates for the Company through December 31, 2005. At the end of the regulatory plan period, the Company's base rates were to be reduced by $93 million (approximately 15 percent below then current levels). The regulatory plan also revised the Company's fuel cost recovery method so that the Company's fuel rate would be frozen through the regulatory plan period, subject to limited periodic adjustments. As part of the regulatory plan, transition rate credits were implemented for customers, which were expected to reduce operating revenues for the Company by approximately $111 million during the regulatory plan period. The regulatory plan was terminated at the end of 2000 concurrent with the implementation of the FirstEnergy transition plan as described further below.

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

          FirstEnergy, on behalf of its Ohio electric utility operating companies -- the Company, CEI and OE -- filed its transition plan under Ohio's new electric utility restructuring law in late 1999. The filing also included additional information on FirstEnergy's plans to turn over control, and perhaps ownership, of its transmission assets to the Alliance Regional Transmission Organization. The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, the Company's transition plan also included its proposals on corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the new law, and how the Company's transmission system will be operated to ensure access to all users. Customer prices would be frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including the five percent reduction in the price of generation for residential customers. The plan proposed recovery of generation-related transition costs of approximately $859 million ($764 million, net of deferred income taxes) and transition costs related to regulatory assets aggregating approximately $842 million ($573 million, net of deferred income taxes).

          On July 19, 2000, the PUCO approved FirstEnergy's transition plan as modified by a settlement agreement with major parties to the transition plan. Major parties to the settlement agreement included the PUCO staff, the Ohio Consumers' Counsel, the Industrial Energy Users-Ohio, certain power marketers and others. Major provisions of the settlement agreement consisted of approval of recovery of transition costs in the amounts filed in the transition plan through no later than mid-2007 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The Company will also give preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 160 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The base electric rates for distribution service for the Company under its prior regulatory plan will be extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan will also be extended through the transition cost recovery period.

          The application of Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the nonnuclear generation business of the Company was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows.

          The settlement agreement provides to the Company's Ohio customers an additional incentive applied to the generation shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers as reductions from their bills, when they select alternative energy providers (the credits exceed the price the Company will be offering to electricity suppliers relating to the 160 megawatts described above). The amount of the incentive will serve to reduce the amortization of transition costs during the market development period and will be recovered over the remaining transition cost recovery period. If the customer switching targets established in the settlement agreement are not achieved by the end of 2005, the transition cost recovery period could be shortened for the Company to reduce recovery by as much as $80 million, but any such adjustment would be computed on a class-by-class and pro-rata basis.

          All of the Company's regulatory assets will continue to be recovered under provisions of the Ohio transition plan. The Company recognized a fair value purchase accounting adjustment to reduce nuclear plant by $842 million in connection with the 1997 FirstEnergy merger; that fair value adjustment recognized for financial reporting purposes satisfied the $647 million asset reduction commitment contained in the regulatory plan. For regulatory purposes, the Company recognized the applicable accelerated amortization over the period that its rate plan was in effect.

          Application of SFAS 71 was discontinued in 1997 with respect to the Company's nuclear operations and in mid-2000, as discussed above, with respect to the Company's nonnuclear generation business. The Company's net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $623 million as of December 31, 2000.

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

          Annual depreciation expense includes approximately $9.8 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. Annual decommissioning costs will increase by approximately $20 million from implementing the Company's transition plan in 2001. The Company's share of the future obligation to decommission these units is approximately $422 million in current dollars and (using a 4.0% escalation rate) approximately $1.0 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $111 million for decommissioning through its electric rates from customers through December 31, 2000. The Company has also recognized an estimated liability of approximately $6.9 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, together with CEI and OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2000 include the following:

                        Utility   Accumulated   Construction  Ownership/
                         Plant   Provision for    Work in      Leasehold
Generating Units      in Service  Depreciation    Progress     Interest
-------------------------------------------------------------------------
                                 (In millions)
Bruce Mansfield
  Units 2 and 3         $ 39.3       $13.7          $--         18.61%
Beaver Valley Unit 2       1.4         0.2            3.1       19.91%
Davis-Besse              211.6        24.8            3.2       48.62%
Perry                    333.0        37.3            5.9       19.91%
--------------------------------------------------------------------------
  Total                 $585.3       $76.0          $12.2
==========================================================================

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

INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Alternative minimum tax credits of $5 million, which may be carried forward indefinitely, are available to reduce future federal income taxes. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

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

          The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

                                                                           Other
                                           Pension Benefits        Postretirement Benefits
                                        ----------------------     -----------------------
                                           2000         1999          2000          1999
------------------------------------------------------------------------------------------
                                                          (In millions)
Change in benefit obligation:
Benefit obligation as of January 1       $1,394.1     $1,500.1       $ 608.4     $ 601.3
Service cost                                 27.4         28.3          11.3         9.3
Interest cost                               104.8        102.0          45.7        40.7
Plan amendments                              41.3         --            --          --
Actuarial loss (gain)                        17.3       (155.6)        121.7       (17.6)
Net increase from asset swap                 --           14.8          --          12.5
Voluntary early retirement program
 expense                                     23.4         --            --          --
Benefits paid                              (102.2)       (95.5)        (35.1)      (37.8)
-----------------------------------------------------------------------------------------
Benefit obligation as of December 31      1,506.1      1,394.1         752.0       608.4
-----------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets as of
 January 1                                1,807.5      1,683.0           4.9         3.9
Actual return on plan assets                  0.7        220.0          (0.2)        0.6
Company contribution                         --           --            18.3         0.4
Benefits paid                              (102.2)       (95.5)         --          --
-----------------------------------------------------------------------------------------
Fair value of plan assets as of
 December 31                              1,706.0      1,807.5          23.0         4.9
-----------------------------------------------------------------------------------------
Funded status of plan                       199.9        413.4       ( 729.0)     (603.5)
Unrecognized actuarial loss (gain)          (90.9)      (303.5)        147.3        24.9
Unrecognized prior service cost              93.1         57.3          20.9        24.1
Unrecognized net transition
 obligation (asset)                          (2.1)       (10.1)        110.9       120.1
-----------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost           $  200.0     $  157.1       $(449.9)    $(434.4)
==========================================================================================
Company's share of prepaid (accrued)
  benefit cost                           $    0.9     $  (11.8)      $(117.1)    $(110.2)
==========================================================================================
Assumptions used as of December 31:
Discount rate                                7.75%        7.75%         7.75%       7.75%
Expected long-term return on plan assets    10.25%       10.25%        10.25%      10.25%
Rate of compensation increase                4.00%        4.00%         4.00%       4.00%



          FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2000 were computed as follows:


                                                                                 Other
                                        Pension Benefits                Postretirement Benefits
                                   ----------------------------        -------------------------
                                   2000        1999        1998        2000       1999      1998
------------------------------------------------------------------------------------------------
                                                             (In millions)
Service cost                     $  27.4     $  28.3     $  25.0       $11.3     $ 9.3     $ 7.5
Interest cost                      104.8       102.0        92.5        45.7      40.7      37.6
Expected return on plan assets    (181.0)     (168.1)     (152.7)       (0.5)     (0.4)     (0.3)
Amortization of transition
 obligation (asset)                 (7.9)       (7.9)       (8.0)        9.2       9.2       9.2
Amortization of prior service
 cost                                5.7         5.7         2.3         3.2       3.3      (0.8)
Recognized net actuarial loss
 (gain)                             (9.1)       --          (2.6)       --        --        --
Voluntary early retirement
 program expense                    17.2        --          --          --        --        --
------------------------------------------------------------------------------------------------
Net benefit cost                 $ (42.9)    $ (40.0)    $ (43.5)      $68.9     $62.1     $53.2
=================================================================================================
Company's share of total
 plan costs                      $ (12.7)    $  (8.3)    $  (1.1)      $15.1     $12.6     $ 7.5
------------------------------------------------------------------------------------------------



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

TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues, operating expenses and interest charges include transactions with CEI, OE, Penn and ATSI. Primary transactions include electric sales (see following paragraph), purchased power and transmission facilities rent expenses of $9.4 million from ATSI starting in 2000. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI.

          The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $104.0 million, $104.3 million and $98.5 million in 2000, 1999 and 1998, respectively. This sale is expected to continue through the end of the lease period. (See Note 2.)

          FirstEnergy and, prior to 1999, the Centerior Service Company
(CSC), a wholly owned subsidiary of FirstEnergy, provides support services at cost to the Company and other affiliated companies, for which the Company was billed $36.0 million in 2000 and $59.4 million in 1999 by FirstEnergy, and $39.0 million in 1998 by CSC.

SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets. The Company reflects temporary cash investments at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $36.1 million, $8.5 million and $27.9 million in 2000, 1999 and 1998, respectively.

          All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt and investments other than cash and cash equivalents as of December 31:

                                        2000            1999
------------------------------------------------------------------
                                 Carrying  Fair  Carrying   Fair
                                   Value   Value   Value    Value
-------------------------------------------------------------------
                                            (In millions)
Long-term debt                     $919    $952    $995    $1,002
Investments other than cash
 and cash equivalents:
  Debt securities
    - (Maturing in more than
       10 years)                   $316    $307    $293    $  270
  Equity securities                   3       3       3         3
  All other                         133     137     124       128
-------------------------------------------------------------------
                                   $452    $447    $420    $  401
==================================================================

          The fair value of long-term debt reflects the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

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

REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations. The application of SFAS 71 to the Company's nonnuclear generation business was discontinued effective with the PUCO's approval of FirstEnergy's transition plan. All generating plant investments were reviewed for impairment due to the anticipated regulatory cash flows under the transition plan. The effect of that review was reflected on the financial statements as of June 30, 2000, with the reduction of plant investment and the corresponding recognition of regulatory assets recoverable through future regulatory cash flows for generating assets that were impaired of approximately $53 million for the Company.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                            2000        1999
----------------------------------------------------------------
                                              (In millions)
Nuclear unit expenses                      $185.5       $192.8
Rate stabilization program deferrals        148.3        156.2
Sale and leaseback costs                     26.2         33.7
Loss on reacquired debt                      16.5         18.3
Impaired generating assets                   53.1         --
Other                                       (16.9)       (15.7)
----------------------------------------------------------------
      Total                                $412.7       $385.3
===============================================================

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

          As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2000 were approximately $0.2 billion, net of trust cash receipts.)

          Nuclear fuel is currently financed for the Company and CEI through leases with a special-purpose corporation. As of December 31, 2000, $142 million of nuclear fuel ($56 million for the Company) was financed under a lease financing arrangement totaling $150 million from bank credit arrangements. The bank credit arrangements expire in August 2001. Lease rates are based on bank rates and commercial paper rates.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2000 are summarized as follows:


                                 2000       1999       1998
-------------------------------------------------------------
                                        (In millions)
Operating leases
  Interest element             $  58.7    $  61.4    $  59.2
  Other                           46.2       45.3       44.9
Capital leases
  Interest element                 3.9        5.3        4.9
  Other                           24.1       30.4       25.1
--------------------------------------------------------------
  Total rentals                 $132.9     $142.4     $134.1
=============================================================

          The future minimum lease payments as of December 31, 2000 are:

                                               Operating Leases
                                         ----------------------------
                               Capital    Lease   Capital
                               Leases    Payments   Trust       Net
----------------------------------------------------------------------
                                            (In millions)
2001                           $28.0     $  108.0   $ 36.4   $   71.6
2002                            17.2        111.0     37.9       73.1
2003                            11.1        111.7     36.0       75.7
2004                             5.0         97.9     24.3       73.6
2005                             1.5        104.8     24.9       79.9
Years thereafter                 0.8      1,115.7    272.2      843.5
----------------------------------------------------------------------
Total minimum lease payments    63.6     $1,649.1   $431.7   $1,217.4
Interest portion                 6.7     ========   ======   ========
------------------------------------
Present value of net minimum
  lease payments                56.9
Less current portion            21.1
------------------------------------
Noncurrent portion             $35.8
====================================

          The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport capital trust arrangement effectively reduce lease costs related to that transaction.

3.  CAPITALIZATION:

  (A)  RETAINED EARNINGS-

            The Company has a provision in its mortgage that requires common stock dividends to be paid out of its total balance of retained earnings. The 1997 FirstEnergy merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

  (B)  PREFERRED AND PREFERENCE STOCK-

          Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

          The preferred dividend rates on the Company's Series A and Series B fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.00% and 7.42%, respectively, in 2000.

          The Company has five million authorized and unissued shares of $25 par value preference stock.

  (C)  LONG-TERM DEBT-

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

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

             (In millions)
--------------------------
2001              $  35.1
2002                196.0
2003                 96.2
2004                268.7
2005                 --
--------------------------

          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $68.0 million and a noncancelable municipal bond insurance policy of $30.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.375% of the amounts of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

          The Company and CEI have letters of credit of approximately
$222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively (see Note 2).

4.  SHORT-TERM BORROWINGS:

          The Company may borrow from its affiliates on a short-term basis. As of December 31, 2000, the Company had total short-term borrowings of $41.9 million from its affiliates with a weighted average interest rate of approximately 6.8%.

5.  COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $218 million for property additions and improvements from 2001-2005, of which approximately $49 million is applicable to 2001. Investments for additional nuclear fuel during the 2001-2005 period are estimated to be approximately $79 million, of which approximately
$7 million applies to 2001. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $99 million and $22 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $77.9 million per incident but not more than $8.8 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately
$176.1 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $8.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The Company estimates additional capital expenditures for environmental compliance of approximately $16 million, which is included in the construction forecast provided under "Capital Expenditures" for 2001 through 2005.

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

          The Company has been named as a "potentially responsible party"
(PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $0.2 million as of December 31, 2000, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

6.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain consolidated operating results by quarter for 2000 and 1999.


                         March 31,  June 30,  September 30,  December 31,
Three Months Ended         2000       2000       2000           2000
------------------------------------------------------------------------
                                       (In millions)
Operating Revenues        $217.4     $235.4      $260.8        $241.3
Operating Expenses
 and Taxes                 173.5      201.8       188.6         197.6
-----------------------------------------------------------------------
Operating Income            43.9       33.6        72.2          43.7
Other Income                 2.7        2.2         2.0           1.8
Net Interest Charges        17.1       15.2        16.6          16.0
-----------------------------------------------------------------------
Net Income                $ 29.5     $ 20.6      $ 57.6        $ 29.5
=====================================================================
Earnings on Common
 Stock                    $ 25.5     $ 16.4      $ 53.6        $ 25.5
=====================================================================


                         March 31,  June 30,  September 30,  December 31,
Three Months Ended         1999      1999        1999           1999
------------------------------------------------------------------------
                                       (In millions)
Operating Revenues        $224.3     $235.2      $233.7        $228.0
Operating Expenses
 and Taxes                 175.6      195.7       191.0         195.2
----------------------------------------------------------------------
Operating Income            48.7       39.5        42.7          32.8
Other Income                 2.9        3.2         2.8           3.7
Net Interest Charges        19.5       19.5        19.2          18.2
----------------------------------------------------------------------
Net Income                $ 32.1     $ 23.2      $ 26.3        $ 18.3
======================================================================
Earnings on Common Stock  $ 28.1     $ 19.1      $ 22.3        $ 14.2
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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.







ARTHUR ANDERSEN LLP


Cleveland, Ohio,
  February 16, 2001.


1