Form 10-K, Exhibit 13
period 2004-12-31
FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2005-03-10
CIK 1031296, 77227, 65350, 77278, 352049, 20947, 73960, 53456

THE TOLEDO EDISON COMPANY

2004 ANNUAL REPORT TO STOCKHOLDERS

The Toledo Edison Company (TE) is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio. The area it serves has a population of approximately 0.8 million.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify The Toledo Edison Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an affiliated Ohio electric utility
CFC	Centerior Funding Corporation, a wholly owned finance subsidiary of CEI
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FENOC	FirstEnergy Nuclear Operating Company, operates nuclear generating facilities
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FirstEnergy	FirstEnergy Corp., a registered public utility holding company
JCP&L	Jersey Central Power & Light Company, an affiliated New Jersey electric utility
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
OE	Ohio Edison Company, an affiliated Ohio electric utility
Penelec	Pennsylvania Electric Company, an affiliated Pennsylvania electric utility
Penn	Pennsylvania Power Company, an affiliated Pennsylvania electric utility
Shippingport	Shippingport Capital Trust, a special purpose entity created by CEI and TE in 1997
TE	The Toledo Edison Company
TECC	Toledo Edison Capital Corporation, a 90% owned subsidiary of TE

The following abbreviations and acronyms are used to identify frequently used terms in this report:

AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Nonmonetary Transactions"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletins"
ARO	Asset Retirement Obligation
CO2	Carbon Dioxide
CTC	Competitive Transition Charge
ECAR	East Central Area Reliability Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments"
EITF 03-16	EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies"
EITF 97-4	EITF Issue No. 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101"
EPA	Environmental Protection Agency
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 46R	FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities"
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP EITF 03-1-1	FASB Staff Position No. EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
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

i

GLOSSARY OF TERMS Cont.

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

FirstEnergy’s Audit Committee consists of five independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm’s report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the registered public accounting firm’s independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held six meetings in 2004.

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of
Directors of The Toledo Edison Company:

We have completed an integrated audit of The Toledo Edison Company’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of The Toledo Edison Company and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

PricewaterhouseCoopers LLP
Cleveland, Ohio
March 7, 2005

THE TOLEDO EDISON COMPANY

SELECTED FINANCIAL DATA

	2004	2003	2002	2001	2000
	(Dollars in thousands)
GENERAL FINANCIAL INFORMATION:

Operating Revenues	$1,008,112	$932,335	$996,045	$1,086,503	$954,947

Operating Income	$93,075	$35,660	$36,699	$85,964	$194,325

Income (Loss) Before Cumulative Effect of Accounting Change	$86,283	$19,930	$(5,142)	$42,691	$138,144

Net Income (Loss)	$86,283	$45,480	$(5,142)	$42,691	$138,144

Earnings (Loss) on Common Stock	$77,439	$36,642	$(15,898)	$26,556	$121,897

Total Assets	$2,833,906	$2,855,398	$2,861,614	$2,875,908	$3,010,657

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder’s Equity	$835,327	$749,521	$681,195	$629,805	$610,847
Preferred Stock Not Subject to Mandatory Redemption	126,000	126,000	126,000	126,000	210,000
Long-Term Debt	300,299	270,072	557,265	646,174	944,193
Total Capitalization	$1,261,626	$1,145,593	$1,364,460	$1,401,979	$1,765,040

CAPITALIZATION RATIOS AS OF DECEMBER 31:
Common Stockholder’s Equity	66.2%	65.4%	49.9%	44.6%	34.6%
Preferred Stock Not Subject to Mandatory Redemption	10.0	11.0	9.2	9.0	11.9
Long-Term Debt	23.8	23.6	40.9	46.4	53.5
Total Capitalization	100.0%	100.0%	100.0%	100.0%	100.0%

DISTRIBUTION KWH DELIVERIES (Millions)
Residential	2,316	2,312	2,427	2,258	2,183
Commercial	2,796	2,771	2,702	2,667	2,380
Industrial	5,006	5,097	5,280	5,397	5,595
Other	56	69	57	61	49
Total	10,174	10,249	10,466	10,383	10,207

CUSTOMERS SERVED:
Residential	273,800	270,258	272,474	270,589	269,071
Commercial	36,710	36,969	32,037	31,680	31,413
Industrial	211	215	1,883	1,898	1,917
Other	504	451	468	443	598
Total	311,225	307,893	306,862	304,610	302,999

Number of Employees	414	446	508	507	539

THE TOLEDO EDISON COMPANY

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

Results of Operations

Earnings on common stock increased to $77 million in 2004 from $37 million in 2003. Earnings on common stock in 2003 included an after-tax gain of $26 million from the cumulative effect of an accounting change due to the adoption of SFAS 143. Income before the cumulative effect increased to $86 million from $20 million in 2003. This increase resulted primarily from the restart of the Davis-Besse Nuclear Power Station in April 2004 that contributed to higher operating revenues and lower nuclear operating costs; interest charges were also lower in 2004. These factors were partially offset by higher fuel and purchased power costs, other operating costs and depreciation and amortization costs.

Earnings on common stock increased to $37 million in 2003 from a loss of $16 million in 2002. Income before the cumulative effect of an accounting change was $20 million in 2003, compared to a loss of $5 million in 2002. The increase in 2003 reflected lower fuel and purchased power costs, other operating costs, depreciation and financing costs and net proceeds of $12 million (pre-tax) from the settlement of our claim against NRG Energy, Inc. (see Note 7), partially offset by lower operating revenues, higher nuclear operating costs and amortization of regulatory assets.

Operating revenues increased by $76 million or 8.1% in 2004 from 2003. The increase in revenues resulted principally from a $98 million (69.0%) increase in wholesale sales (primarily to FES) due to increased nuclear generation available for sale, partially offset by a $6 million decrease in retail generation sales revenues from franchise customers and $5 million of shopping incentive credits discussed below. Reduced retail generation revenues (residential and commercial - $4 million and $5 million, respectively) in 2004 reflected increases in electric generation services to residential and commercial customers provided by alternative suppliers as a percent of total sales deliveries in TE’s franchise area of 6.9 percentage points and 2.5 percentage points, respectively, while shopping by industrial customers decreased slightly. Increased industrial customer generation revenue of $3 million was due to higher unit prices offsetting a 1.5% decrease in KWH sales.

Revenues from distribution throughput decreased by $7 million in 2004 compared to 2003, primarily as a result of lower unit prices in all customer sectors. Distribution deliveries to the aggregate industrial and commercial sector decreased and deliveries to residential customers were nearly unchanged in 2004 as compared to 2003.

Operating revenues decreased by $64 million or 6.4% in 2003 from 2002. Reduced revenues resulted from lower KWH sales due to milder weather in the second and third quarters, continued sluggishness in the regional economy and increased sales by alternative suppliers. KWH sales to retail customers in all customer sectors (residential, commercial and industrial) declined by 9.0% in 2003 from 2002, reducing generation retail sales revenues by $49.8 million. Electric generation services provided to retail customers by alternative suppliers as a percent of total sales delivered in our service area increased 5.9 percentage points in 2003. Sales revenues from wholesale customers decreased by $19 million in 2003 compared to 2002. KWH sales to the wholesale market declined in 2003 due to reduced nuclear generation available for sale to FES. Available generation decreased due to the extended outage at Davis-Besse and additional nuclear refueling activities in 2003 compared to 2002. Distribution deliveries decreased 2.1% in 2003 from 2002. However, higher unit prices resulted in overall revenue increases from electricity throughput of $17.2 million when compared to 2002.

Under the Ohio transition plan, we provide incentives to customers to encourage switching to alternative energy providers - $5 million of additional credits in 2004, compared with 2003; and $7 million of additional credits in 2003, compared to 2002. These revenue reductions are deferred for future recovery under our transition plan and do not affect current period earnings.

Changes in electric generation sales and distribution deliveries for 2004 and 2003, from the prior year are summarized in the following table:

Changes in KWH Sales	2004	2003
Increase (Decrease)
Electric Generation:
Retail	(3.8)%	(9.0)%
Wholesale	69.0%	(15.4)%
Total Electric Generation Sales	26.2%	(11.8)%
Distribution Deliveries:
Residential	0.2%	(4.8)%
Commercial and industrial	(0.8)%	(1.4)%
Total Distribution Deliveries	(0.7)%	(2.1)%

Operating Expenses and Taxes

Total operating expenses and taxes increased by $18 million in 2004 and decreased by $63 million in 2003. The following table presents changes from the prior year by expense category.

Operating Expenses and Taxes - Changes	2004	2003
Increase (Decrease)	(In millions)

Fuel costs	$18	$(6)
Purchased power costs	12	(27)
Nuclear operating costs	(87)	2
Other operating costs	27	(16)
Provision for depreciation	4	(28)
Amortization of regulatory assets	10	9
Deferral of new regulatory assets	(11)	(3)
General taxes	3	(2)
Income taxes	42	8
Total operating expenses and taxes	$18	$(63)

Higher fuel costs in 2004, compared with 2003, resulted principally from increased nuclear generation, which was up 109.4%. Purchased power costs increased in 2004, compared with 2003, due to higher unit costs partially offset by lower KWH purchased due to lower retail generation sales requirements. Decreased nuclear operating costs in 2004 were due to reduced incremental costs associated with the extended Davis-Besse outage, unplanned work performed during the Perry Plant's 56-day nuclear refueling outage in 2003 and the 28-day refueling outage at Beaver Valley Unit 2 in 2003. Other operating costs increased in 2004, compared to 2003, reflecting higher employee benefits costs - specifically an increase in health care costs.

Lower fuel and purchased power costs in 2003, compared with 2002, resulted from reduced nuclear generation - down 19.9%, and reduced KWH required for customer needs which more than offset an increase in unit costs. Increased nuclear costs resulted from incremental costs associated with the extended Davis-Besse outage, the Perry Plant's nuclear refueling outage and the refueling outage at Beaver Valley Unit 2 in 2003, compared with a 24-day refueling outage at Beaver Valley Unit 2, in the first quarter of 2002. A decrease in other operating costs in 2003 reflect lower employee costs - specifically the absence of short-term incentive compensation and reduced health care costs.

Depreciation charges increased by $4 million in 2004 compared to 2003 due to a higher level of depreciable property in 2004. Charges for depreciation decreased by $28 million in 2003, compared with 2002, primarily due to revised service life assumptions for nuclear generating plants and lower charges resulting from the implementation of SFAS 143 ($15 million). The increase in charges for amortization of regulatory assets in 2004 and 2003, compared to the prior years, reflected increases in transition costs amortization. The higher deferrals of new regulatory assets in 2004 and 2003 compared to the prior year were due to higher shopping incentives ($5 million) and deferred interest on the shopping incentives ($6 million) in 2004 and higher shopping incentive deferrals ($7 million) partially offset by lower tax related deferrals ($4 million) in 2003.

General taxes increased $3 million in 2004 primarily due to the absence of settled property tax claims in 2003 and correspondingly decreased $2 million in 2003 due to settled property tax claims.

Other Income

Other Income increased by $2 million in 2004, compared to 2003, due to $16 million of interest income from Shippingport Capital Trust (see Note 6 - Variable Interest Entities) beginning in 2004 partially offset by the absence of the $12 million NRG settlement in 2003. Other income increased in 2003 from 2002 reflecting the 2003 NRG settlement.

Net Interest Charges

Net interest charges continued to trend lower, decreasing by $7 million in 2004 and $19 million in 2003, compared to the prior year, reflecting redemptions and refinancing since 2003. We redeemed $230 million of long-term debt and repriced $121 million of pollution control notes during 2004.

Cumulative Effect of Accounting Change

Upon adoption of SFAS 143 in the first quarter of 2003, we recorded an after-tax gain to net income of $26 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component, was a $44 million increase to income, or $26 million net of income taxes.

Capital Resources and Liquidity

Our cash requirements in 2004 for operating expenses, construction expenditures and scheduled debt maturities were met without increasing our net debt and preferred stock outstanding. During 2005 and thereafter, we expect to meet our contractual obligations with a combination of cash from operations and funds from the capital markets.

Changes in Cash Position

As of December 31, 2004, we had $15,000 of cash and cash equivalents, compared with $2 million as of December 31, 2003. The major sources for changes in these balances are summarized below.

Cash Flows From Operating Activities

Net cash provided from operating activities was $183 million in 2004, $61 million in 2003 and $166 million in 2002, summarized as follows:

Operating Cash Flows	2004	2003	2002
	(In millions)

Cash earnings (1)	$240	$119	$61
Pension trust contribution(2)	(8)	--	--
Working capital and other	(49)	(58)	105
Total	$183	$61	$166

(1)  Cash earnings is a non-GAAP measure (see reconciliation below).
(2)  Pension trust contribution net of $5 million of income tax benefits.

Cash earnings (in the table above) is not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance. The following table reconciles cash earnings with net income.

Reconciliation of Cash Earnings	2004	2003	2002
	(In millions)

Net Income (GAAP)	$86	$45	$(5)
Non-Cash Charges (Credits):
Provision for depreciation	58	55	82
Amortization of regulatory assets	124	114	105
Nuclear fuel and capital lease amortization	25	9	12
Deferral of new regulatory assets	(39)	(28)	(25)
Deferred operating lease costs, net	(23)	(37)	(25)
Accrued retirement benefits obligation	6	6	(59)
Accrued compensation	1	(5)	3
Deferred income taxes and investment tax credits, net	2	4	(27)
Cumulative effect of accounting change	--	(44)	--
Cash earnings (Non-GAAP)	$240	$119	$61

Net cash provided from operating activities increased $122 million in 2004 from 2003 as a result of a $121 million increase in cash earnings as described above under "Results of Operations" and a $9 million increase from changes in working capital. These increases were partially offset by a $8 million after-tax voluntary pension trust contribution.

Net cash provided from operating activities decreased $105 million in 2003 from 2002 as a result of a $163 million decrease in working capital partially offset by a $58 million increase in cash earnings as described under "Results of Operations". The largest factor contributing to the change in working capital was a $95 million comparative change in accounts payable.

Cash Flows From Financing Activities

Net cash used for financing activities increased by $101 million in 2004 from 2003 and decreased by $36 million in 2003 from 2002.

The following table provides details regarding new issues and redemptions during 2004, 2003 and 2002:

Securities Issued or Redeemed	2004	2003	2002
	(In millions)
New Issues
Pollution Control Notes	$104	$--	$20

Redemptions
Unsecured Notes	$--	$7	$135
Secured Notes	261	183	44
Preferred Stock	--	--	85
Other, principally redemption premiums	1	1	2
	$262	$191	$266

Short-term Borrowings, Net	$74	$206	$132

As of December 31, 2004, we had $136 million of cash and temporary investments (which include short-term notes receivable from associated companies) and $430 million of short-term indebtedness. We obtained authorization from the PUCO to incur short-term debt of up to $500 million (including the utility money pool described below). We had the capability to issue $998 million of additional FMB on the basis of property additions and retired bonds under the terms of our mortgage indenture. Based upon applicable earnings coverage tests, we could issue up to $736 million of preferred stock (assuming no additional debt was issued as of December 31, 2004).

We have the ability to borrow from our regulated affiliates and FirstEnergy to meet our short-term working capital requirements. FESC administers this money pool and tracks surplus funds of FirstEnergy and its regulated subsidiaries. Companies receiving a loan under the money pool agreements must repay the principal, together with accrued interest, within 364 days of borrowing the funds. The rate of interest is the same for each company receiving a loan from the pool and is based on the average cost of funds available through the pool. The average interest rate for borrowings in 2004 was 1.43%.

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

Cash Flows From Investing Activities

Net cash used for investing activities increased to $91 million in 2004 from $86 million in 2003. This increase was primarily due to the change in the investment in lessor notes, partially offset by lower property additions.

Our capital spending for the period 2005-2007 is expected to be about $192 million (excluding nuclear fuel), of which approximately $56 million applies to 2005. Investments for additional nuclear fuel during the 2005-2007 period are estimated to be approximately $54 million, of which about $8 million applies to 2005. During the same period, our nuclear fuel investments are expected to be reduced by approximately $64 million and $20 million, respectively, as the nuclear fuel is consumed.

Contractual Obligations

As of December 31, 2004, our estimated cash payments under existing contractual obligations that we consider firm obligations were as follows:

			2006-	2008-
Contractual Obligations	Total	2005	2007	2009	Thereafter
	(In millions)

Long-term debt (3)	$383	$--	$30	$--	$353
Short-term borrowings	430	430	--	--	--
Operating leases(1)	918	79	158	145	536
Purchases (2)	264	38	96	81	49
Total	$1,995	$547	$284	$226	$938

(1)  Operating lease payments are net of capital trust receipts of $302.2 million (see Note 5).
(2)   Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.
(3)   Amounts reflected to not include interest on long-term debt.

Off-Balance Sheet Arrangements

Obligations not included on our Consolidated Balance Sheet primarily consist of sale and leaseback arrangements involving the Bruce Mansfield Plant and Beaver Valley Unit 2, which are reflected in the operating lease payments above (see Note 5 - Leases). As of December 31, 2004, the present value of these operating lease commitments, net of trust investments, total $570 million.

We sell substantially all of our retail customer receivables to CFC, a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust (a "qualified special purpose entity" under SFAS 140) under an asset-backed securitization agreement. This arrangement provided $29 million of off-balance sheet financing as of December 31, 2004.

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2005	2006	2007	2008	2009	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income	$134	$12	$9	$15	$12	$289	$471	$515
Average interest rate	7.8%	7.7%	7.7%	7.7%	7.7%	6.6%	7.1%

Liabilities
Long-term Debt and Other
Long-Term Obligations:
Fixed rate			$30			$113	$143	$150
Average interest rate			7.1			7.5%	7.4%
Variable rate						$240	$240	$240
Average interest rate						2.2%	2.2%
Short-term Borrowings	$430						$430	$430
Average interest rate	2.0%						2.0%

Equity Price Risk

Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $188 million and $145 million as of December 31, 2004 and 2003, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $19 million reduction in fair value as of December 31, 2004 (see Note 4 - Fair Value of Financial Instruments).

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

Regulatory Matters

In 2001, Ohio customer rates were restructured to establish separate charges for transmission, distribution, transition cost recovery and a generation-related component. When one of our customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on the regulated generation component (plus an incentive), and the customer receives a generation charge from the alternative supplier. We have continuing PLR responsibility to our franchise customers through December 31, 2005.

Regulatory assets are costs which have been authorized by the PUCO and the FERC for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. Our regulatory assets as of December 31, 2004 and 2003 were $375 million and $459 million, respectively. All of our regulatory assets are expected to continue to be recovered under the provisions of the transition and rate stabilization plans.

As part of the Ohio transition plan we are obligated to supply electricity to customers who do not choose an alternative supplier. We are also required to provide 160 MW of low cost supply to unaffiliated alternative suppliers who serve customers within our service area. Our competitive retail sales affiliate, FES, acts as an alternate supplier for a portion of the load in our franchise area.

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

The revised Rate Stabilization Plan extends current generation prices through 2008, ensuring adequate generation supply at stabilized prices, and continues our support of energy efficiency and economic development efforts. Other key components of the revised Rate Stabilization Plan include the following:

•	extension of the amortization period for transition costs being recovered through the RTC from mid-2007 to as late as mid-2008;

•	deferral of interest costs on the accumulated customer shopping incentives as new regulatory assets; and

•	ability to request increases in generation charges during 2006 through 2008, under certain limited conditions, for increases in fuel costs and taxes.

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

On December 30, 2004, we filed an application with the PUCO seeking tariff adjustments to recover increases of approximately $0.1 million in transmission and ancillary service costs beginning January 1, 2006. We also filed an application for authority to defer costs associated with MISO Day 1, MISO Day 2, congestion fees, FERC assessment fees, and the ATSI rate increase, as applicable, from October 1, 2003 through December 31, 2005. Various parties have intervened in these cases.

See Note 8 to the consolidated financial statements for a more complete and detailed discussion of regulatory matters in Ohio.

Environmental Matters

We believe we are in compliance with current SO2 and NOx reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the EPA finalized regulations requiring additional NOx reductions from our Ohio and Pennsylvania facilities. Various regulatory and judicial actions have since sought to further define NOx reduction requirements (see Note 12(B) - Environmental Matters). We continue to evaluate our compliance plans and other compliance options.

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

We believe we are complying with SO2 reduction requirements under the Clean Air Act Amendments of 1990 by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions required by the 1990 Amendments are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from our facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states (including Ohio and Pennsylvania) and the District of Columbia based on a conclusion that such NOx emissions are contributing significantly to ozone levels in the eastern United States. We believe our facilities are also complying with NOx budgets established under SIPs through combustion controls and post-combustion controls, including Selective Catalytic Reduction and Selective Non-Catalytic Reduction systems, and/or using emission allowances.

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

We have been named as a PRP at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2004, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. Included in Current Liabilities and Other Noncurrent Liabilities are accrued liabilities aggregating approximately $0.2 million as of December 31, 2004. We accrue environmental liabilities only when we can conclude that it is probable that we have an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims are reflected in our determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

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

On August 12, 2004, the NRC notified FENOC that it will increase its regulatory oversight of the Perry Nuclear Power Plant as a result of problems with safety system equipment over the past two years. FENOC operates the Perry Nuclear Power Plant, in which we have a 19.91% interest. Although the NRC noted that the plant continues to operate safely, the agency has indicated that its increased oversight will include an extensive NRC team inspection to assess the equipment problems and the sufficiency of FENOC's corrective actions. The outcome of these matters could include NRC enforcement action or other impacts on operating authority. As a result, these matters could have a material adverse effect on FirstEnergy's or its subsidiaries' financial condition.

Other Legal Matters-

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to our normal business operations pending against us. The most significant not otherwise discussed above are described herein.

On October 20, 2004, FirstEnergy was notified by the SEC that the previously disclosed informal inquiry initiated by the SEC's Division of Enforcement in September 2003 relating to the restatements in August 2003 of previously reported results by FirstEnergy and TE, and the Davis-Besse extended outage, have become the subject of a formal order of investigation. The SEC's formal order of investigation also encompasses issues raised during the SEC's examination of FirstEnergy and the Companies under the PUHCA. Concurrent with this notification, FirstEnergy received a subpoena asking for background documents and documents related to the restatements and Davis-Besse issues. On December 30, 2004, FirstEnergy received a second subpoena asking for documents relating to issues raised during the SEC's PUHCA examination. FirstEnergy has cooperated fully with the informal inquiry and will continue to do so with the formal investigation.

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

In the third quarter of 2004, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $13 million). Prior to this contribution, projections indicated that cash contributions of approximately $600 million would have been required during the 2006 to 2007 time period under minimum funding requirements established by the IRS. FirstEnergy's election to pre-fund the plan is expected to eliminate that funding requirement.

As a result of our voluntary contribution and the increased market value of pension plan assets, we reduced our accrued benefit cost as of December 31, 2004 by $11 million. As prescribed by SFAS 87, we reduced our additional minimum liability by $1 million, recording an increase in an intangible asset of $1 million and increasing OCI by $2 million. The balance in AOCL of $8 million (net of $6 million in deferred taxes) will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment were indicated, we would recognize a loss - calculated as the difference between the implied fair value of our goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2004, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2004, we had approximately $505 million of goodwill.

Nuclear Decommissioning

In accordance with SFAS No. 143, we recognize an ARO for the future decommissioning of our nuclear power plants. The ARO liability represents an estimate of the fair value of our current obligation related to nuclear decommissioning and the retirement of other assets. A fair value measurement inherently involves uncertainty in the amount and timing of settlement of the liability. We used an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO. This approach applies probability weighting to discounted future cash flow scenarios that reflect a range of possible outcomes. The scenarios consider settlement of the ARO at the expiration of the nuclear power plants' current license and settlement based on an extended license term.

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

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2004	2003	2002
	(In thousands)

OPERATING REVENUES (a) (Note 2(I))	$1,008,112	$932,335	$996,045

OPERATING EXPENSES AND TAXES:
Fuel and purchased power (Note 2(I))	363,759	333,539	366,932
Nuclear operating costs	168,401	254,986	252,608
Other operating costs (Note 2(I))	152,879	125,869	141,997
Provision for depreciation	57,948	54,524	82,316
Amortization of regulatory assets	123,858	113,664	104,300
Deferral of new regulatory assets	(38,696)	(27,575)	(24,534)
General taxes	54,142	50,742	53,223
Income taxes (benefit)	32,746	(9,074)	(17,496)
Total operating expenses and taxes	915,037	896,675	959,346

OPERATING INCOME	93,075	35,660	36,699

OTHER INCOME (NET OF INCOME TAXES) (Notes 2(I) and 7)	22,951	20,558	13,329

NET INTEREST CHARGES:
Interest on long-term debt	27,153	38,874	58,120
Allowance for borrowed funds used during construction and capitalized interest	(3,696)	(5,838)	(2,502)
Other interest expense (credit)	6,286	3,252	(448)
Net interest charges	29,743	36,288	55,170

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE	86,283	19,930	(5,142)

Cumulative effect of accounting change (net of income taxes of $18,201,000) (Note 2(G))	--	25,550	--

NET INCOME (LOSS)	86,283	45,480	(5,142)

PREFERRED STOCK DIVIDEND REQUIREMENTS	8,844	8,838	10,756

EARNINGS (LOSS) ON COMMON STOCK	$77,439	$36,642	$(15,898)

(a)	Includes electric sales to associated companies of $305 million, $212 million and $232 million in 2004, 2003 and 2002, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2004	2003
ASSETS	(In thousands)

UTILITY PLANT:
In service	$1,856,478	$1,714,870
Less-Accumulated provision for depreciation	778,864	721,754
	1,077,614	993,116
Construction work in progress-
Electric plant	58,535	125,051
Nuclear fuel	15,998	20,189
	74,533	145,240
	1,152,147	1,138,356
OTHER PROPERTY AND INVESTMENTS:
Investment in lessor notes (Note 5)	190,692	200,938
Nuclear plant decommissioning trusts	297,803	240,634
Long-term notes receivable from associated companies	39,975	163,626
Other	2,031	2,119
	530,501	607,317
CURRENT ASSETS:
Cash and cash equivalents	15	2,237
Receivables-
Customers	4,858	4,083
Associated companies	36,570	29,158
Other	3,842	14,386
Notes receivable from associated companies	135,683	19,316
Materials and supplies, at average cost	40,280	35,147
Prepayments and other	1,150	6,704
	222,398	111,031
DEFERRED CHARGES:
Regulatory assets	374,814	459,040
Goodwill	504,522	504,522
Property taxes	24,100	24,443
Other	25,424	10,689
	928,860	998,694
	$2,833,906	$2,855,398
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder’s equity	$835,327	$749,521
Preferred stock not subject to mandatory redemption	126,000	126,000
Long-term debt	300,299	270,072
	1,261,626	1,145,593
CURRENT LIABILITIES:
Currently payable long-term debt	90,950	283,650
Short-term borrowings	--	70,000
Accounts payable-
Associated companies	110,047	132,876
Other	2,247	2,816
Notes payable to associated companies	429,517	285,953
Accrued taxes	46,957	55,604
Lease market valuation liability	24,600	24,600
Other	53,055	49,711
	757,373	905,210
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	221,950	201,954
Accumulated deferred investment tax credits	25,102	27,200
Retirement benefits	39,227	47,006
Asset retirement obligation	194,315	181,839
Lease market valuation liability	268,000	292,600
Other	66,313	53,996
	814,907	804,595
COMMITMENTS AND CONTINGENCIES
(Notes 5 and 12)
	$2,833,906	$2,855,398

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2004	2003
(Dollars in thousands, except per share amounts)

COMMON STOCKHOLDER'S EQUITY:
Common stock, $5 par value, authorized 60,000,000 shares 39,133,887 shares outstanding	$195,670	$195,670
Other paid-in capital	428,559	428,559
Accumulated other comprehensive income (Note 2(F))	20,039	11,672
Retained earnings (Note 9(A))	191,059	113,620
Total common stockholder's equity	835,327	749,521

	Number of Shares Outstanding		Optional Redemption Prices
	2004	2003	Per Share	Aggregate
PREFERRED STOCK NOT SUBJECT TO
MANDATORY REDEMPTION (Note 9(B)):
Cumulative, $100 par value-
Authorized 3,000,000 shares
$4.25	160,000	160,000	$104.63	$16,740	16,000	16,000
$4.56	50,000	50,000	101.00	5,050	5,000	5,000
$4.25	100,000	100,000	102.00	10,200	10,000	10,000
	310,000	310,000		31,990	31,000	31,000

Cumulative, $25 par value-
Authorized 12,000,000 shares
$2.365	1,400,000	1,400,000	27.75	38,850	35,000	35,000
Adjustable Series A	1,200,000	1,200,000	25.00	30,000	30,000	30,000
Adjustable Series B	1,200,000	1,200,000	25.00	30,000	30,000	30,000
	3,800,000	3,800,000		98,850	95,000	95,000
Total	4,110,000	4,110,000		$130,840	126,000	126,000

LONG-TERM DEBT (Note 9(C)):
First mortgage bonds:
7.875% due 2004	--	145,000
Total first mortgage bonds	--	145,000

Unsecured notes:
* 1.980% due 2030	34,850	34,850
* 4.500% due 2033	31,600	31,600
* 2.000% due 2033	18,800	18,800
* 3.100% due 2033	5,700	--
Total unsecured notes	90,950	85,250

Secured notes:
7.670% due 2004	--	70,000
7.130% due 2007	30,000	30,000
7.625% due 2020	45,000	45,000
7.750% due 2020	54,000	54,000
9.220% due 2021	--	15,000
8.000% due 2023	--	30,500
* 1.750% due 2024	67,300	--
6.100% due 2027	10,100	10,100
5.375% due 2028	3,751	3,751
* 1.690% due 2033	30,900	30,900
* 1.800% due 2033	20,200	20,200
* 1.750% due 2033	30,500	--
Total secured notes	291,751	309,451

Net unamortized premium on debt	8,548	14,021
Long-term debt due within one year	(90,950)	(283,650)
Total long-term debt	300,299	270,072
TOTAL CAPITALIZATION	$1,261,626	$1,145,593

*  Denotes variable rate issue with December 31, 2004 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
				Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income (Loss)	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2002		39,133,887	$195,670	$328,559	$ 7,100	$ 98,476
Net loss	$(5,142)					(5,142)
Unrealized loss on investments, net of (4,034,000) of income taxes	(5,997)				(5,997)
Minimum liability for unfunded retirement benefits, net of $(15,042,000) of income taxes.	(21,115)				(21,115)
Comprehensive loss	$(32,254)
Equity contribution from parent				100,000
Cash dividends on preferred stock						(9,457)
Cash dividends on common stock						(5,600)
Preferred stock redemption premiums						(1,299)
Balance, December 31, 2002		39,133,887	195,670	428,559	(20,012)	76,978
Net income	$45,480					45,480
Unrealized gain on investments, net of $13,908,000 of income taxes	19,988				19,988
Minimum liability for unfunded retirement benefits, net of $8,489,000 of income taxes.	11,696				11,696
Comprehensive income	$77,164
Cash dividends on preferred stock						(8,838)
Balance, December 31, 2003		39,133,887	195,670	428,559	11,672	113,620
Net income	$86,283					86,283
Unrealized gain on investments, net of $5,246,000 of income taxes	7,253				7,253
Minimum liability for unfunded retirement benefits, net of $717,000 of income taxes.	1,114				1,114
Comprehensive income	$94,650
Cash dividends on preferred stock						(8,844)
Balance, December 31, 2004		39,133,887	$195,670	$428,559	$20,039	$191,059

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Not Subject to Mandatory Redemption

	Number	Carrying
	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2002	5,700,000	$210,000
Redemptions
$8.32 Series	(100,000)	(10,000)
$7.76 Series	(150,000)	(15,000)
$7.80 Series	(150,000)	(15,000)
$10.00 Series	(190,000)	(19,000)
$2.21 Series	(1,000,000)	(25,000)
Balance, December 31, 2002	4,110,000	126,000
Balance, December 31, 2003	4,110,000	126,000
Balance, December 31, 2004	4,110,000	$126,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2004	2003	2002
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$86,283	$45,480	$(5,142)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Provision for depreciation	57,948	54,524	82,316
Amortization of regulatory assets	123,858	113,664	104,300
Deferral of new regulatory assets	(38,696)	(27,575)	(24,534)
Nuclear fuel and capital lease amortization	25,034	9,289	11,866
Deferred rents and lease market valuation liability	(23,121)	(37,001)	(24,600)
Deferred income taxes and investment tax credits, net	6,123	3,563	(26,672)
Accrued retirement benefit obligation	5,889	6,205	(59,123)
Accrued compensation, net	1,074	(5,365)	2,614
Cumulative effect of accounting change (Note 2(G))	--	(43,751)	--
Pension trust contribution	(12,572)	--	--
Decrease (increase) in operating assets:
Receivables	10,228	19,107	5,164
Materials and supplies	(5,133)	1,481	(5,582)
Prepayments and other current assets	5,554	(3,249)	11,125
Increase (decrease) in operating liabilities:
Accounts payable	(23,398)	(53,765)	40,801
Accrued taxes	(8,647)	20,928	(4,881)
Accrued interest	(9,080)	(3,965)	(3,541)
Other	(18,438)	(38,977)	61,538
Net cash provided from operating activities	182,906	60,593	165,649

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	103,500	--	19,580
Short-term borrowings, net	73,565	206,300	132,445
Equity contributions from parent	--	--	100,000
Redemptions and Repayments-
Preferred stock	--	--	(85,299)
Long-term debt	(262,162)	(190,794)	(180,368)
Dividend Payments-
Common stock	--	--	(5,600)
Preferred stock	(8,844)	(8,844)	(10,057)
Net cash provided from (used for) financing activities	(93,941)	6,662	(29,299)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(64,629)	(84,924)	(105,510)
Loan repayments from (payments to) associated companies, net	7,284	(18,826)	5,838
Investment in lessor notes (Note 5)	10,246	40,025	21,168
Contributions to nuclear decommissioning trust	(28,541)	(28,541)	(28,541)
Other	(15,547)	6,560	(8,919)
Net cash used for investing activities	(91,187)	(85,706)	(115,964)
Net increase (decrease) in cash and cash equivalents	(2,222)	(18,451)	20,386
Cash and cash equivalents at beginning of period	2,237	20,688	302
Cash and cash equivalents at end of period	$15	$2,237	$20,688

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$40,082	$38,576	$61,498
Income taxes (refund)	$53,728	$(9,257)	$3,561

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,	2004	2003	2002
	(In thousands)
GENERAL TAXES:
Ohio kilowatt-hour excise*	$28,158	$29,793	$28,046
Real and personal property	23,559	18,488	22,737
Social security and unemployment	2,089	1,861	1,684
Other	336	600	756
Total general taxes	$54,142	$50,742	$53,223

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$34,587	$15,495	$12,845
State	11,640	4,537	3,983
	46,227	20,032	16,828
Deferred, net-
Federal	7,156	4,414	(19,091)
State	1,064	1,205	(5,570)
	8,220	5,619	(24,661)
Investment tax credit amortization	(2,097)	(2,056)	(2,011)
Total provision for (benefit from) income taxes	$52,350	$23,595	$(9,844)

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$32,746	$(9,074)	$(17,496)
Other income	19,604	14,468	7,652
Cumulative effect of accounting change	--	18,201	--
Total provision for (benefit from) income taxes	$52,350	$23,595	$(9,844)

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$138,633	$69,075	$(14,986)
Federal income tax expense at statutory rate	$48,522	$24,176	$(5,245)
Increases (reductions) in taxes resulting from-
State income taxes, net of federal income tax benefit	8,258	3,732	(1,031)
Amortization of investment tax credits	(2,097)	(2,056)	(2,011)
Amortization of tax regulatory assets	(2,492)	(2,397)	(2,362)
Other, net	159	140	805
Total provision for (benefit from) income taxes	$52,350	$23,595	$(9,844)

ACCUMULATED DEFERRED INCOME TAXES
AS OF DECEMBER 31:
Property basis differences	$216,933	$193,409	$177,262
Regulatory transition charge	101,190	151,129	196,812
Unamortized investment tax credits	(9,606)	(10,472)	(11,414)
Deferred gain for asset sale to affiliated company	11,111	12,618	14,186
Other comprehensive income	14,084	8,121	(14,276)
Above market leases	(120,078)	(130,231)	(140,399)
Retirement benefits	41	(4,568)	(9,768)
Shopping credit incentive deferral	36,628	21,416	10,273
All Other	(28,353)	(39,468)	(64,397)

Net deferred income tax liability	$221,950	$201,954	$158,279

*  Collected from customers through regulated rates and included in revenue on the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include TE (Company) and its 90% owned subsidiary, TECC. TECC was formed in 1997 to make equity investments in a business trust in connection with financing related to the Bruce Mansfield Plant sale and leaseback transaction (see Note 5). CEI, an affiliate, has a 10% interest in TECC. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including CEI, OE, ATSI, JCP&L, Met-Ed and Penelec.

The Company follows GAAP and complies with the regulations, orders, policies and practices prescribed by the SEC, PUCO and FERC. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Certain 2003 revenues and expenses have been reclassified and presented on a net basis to conform to the current year presentation.

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

Regulatory Assets-

The Company recognizes, as regulatory assets, costs which the FERC and the PUCO have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations.

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2004	2003
	(In millions)
Regulatory transition costs	$327	$447
Customer shopping incentives	89	52
Liabilities to customers - income taxes	(10)	(13)
Loss on reacquired debt	3	3
Employee postretirement benefit costs	7	8
Asset removal costs and all other	(41)	(38)
Total	$375	$459

The Company is deferring customer shopping incentives and interest costs as new regulatory assets in accordance with the transition and rate stabilization plans. These regulatory assets, totaling $89 million as of December 31, 2004, will be recovered through a surcharge rate equal to the RTC rate in effect when the transition costs have been fully recovered. Recovery of the new regulatory assets will begin at that time and amortization of the regulatory assets for each accounting period will be equal to the surcharge revenue recognized during that period. The company expects to recover these deferred customer shopping incentives before the end of 2008.

Transition Cost Amortization-

The Company amortizes transition costs (see Regulatory Matters) using the effective interest method. Under the current Rate Stabilization Plan, total transition cost amortization is expected to approximate the following for 2005 through 2007:

(In millions)
2005	$139
2006	85
2007	95

Accounting for Generation Operations-

The application of SFAS 71 was discontinued in 2000 with respect to the Company's generation operations. The SEC's interpretive guidance and EITF 97-4 regarding asset impairment measurement providing that any supplemental regulated cash flows such as a CTC should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued, were $652 million as of December 31, 2004.

(B)	CASH AND SHORT-TERM FINANCIAL INSTRUMENTS-

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Cash and cash equivalents as of December 31, 2003 included $2 million which was included in the NRG settlement claim sold in January 2004 (see Note 7).

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

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2004 or 2003, with respect to any particular segment of the Company's customers. Total customer receivables were $5 million (billed - $4 million and unbilled - $1 million) and $4 million (billed - $2 million and unbilled - $2 million) as of December 31, 2004 and 2003, respectively.

The Company and CEI sell substantially all of their retail customer receivables to CFC, a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust is a "qualified special purpose entity" under SFAS 140, which provides it with certain rights relative to the transferred assets. Transfers are made in return for an interest in the trust (62% as of December 31, 2004), which is stated at fair value, reflecting adjustments for anticipated credit losses. The fair value of CFC's interest in the trust approximates the stated value of its retained interest in the underlying receivables, after adjusting for anticipated credit losses, because the average collection period is 27 days. Accordingly, subsequent measurements of the retained interest under SFAS 115, (as an available-for-sale financial instrument) result in no material change in value. Sensitivity analyses reflecting 10% and 20% increases in the rate of anticipated credit losses would not have significantly affected FirstEnergy's retained interest in the pool of receivables through the trust.

Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2004 totaled approximately $2.5 billion. CEI and TE processed receivables for the trust and received servicing fees of approximately $4.8 million ($1.6 million - the Company and $3.2 million - CEI) in 2004. Expenses associated with the factoring discount related to the sale of receivables were $3.5 million in 2004.

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

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.8% in 2004 and 2003 and 3.8% in 2002.

Jointly - Owned Generating Stations-

The Company, together with CEI, OE and Penn, own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly - owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly - owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant as of December 31, 2004 include the following:

	Utility Plant in Service	Accumulated Provision for Depreciation	Construction Work in Progress	Ownership/ Leasehold Interest

Generating Units
	(In millions)

Bruce Mansfield Units 2 and 3	$85	$22	$5	18.61%
Beaver Valley Unit 2	15	1	10	19.91%
Davis-Besse	305	66	31	48.62%
Perry	357	74	5	19.91%
Total	$762	$163	$51

The Bruce Mansfield Plant and Beaver Valley Unit 2 are leased through sale and leaseback transactions (see Note 5) and the above-related amounts represent construction expenditures subsequent to the transaction.

Nuclear Fuel-

Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Company amortizes the cost of nuclear fuel based on the units of production method.

(E)	ASSET IMPAIRMENTS-

Long-lived Assets

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, the Company evaluates its goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The company's 2004 annual review was completed in the third quarter of 2004 with no impairment indicated. The forecasts used in the Company's evaluation of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on its future evaluations of goodwill. As of December 31, 2004, the Company had approximately $505 million of goodwill. The impairment analysis includes a significant source of cash representing the Company's recovery of transition costs as described above under "Regulatory Matters." The Company estimates that completion of transition cost recovery will not result in an impairment of goodwill.

Investments

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

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy and preferred stockholders. As of December 31, 2004, accumulated other comprehensive income consisted of a minimum liability for unfunded retirement benefits of $8 million and unrealized gains on investments in securities available for sale of $28 million. As of December 31, 2003, accumulated other comprehensive income consisted of a minimum liability for unfunded retirement benefits of $9 million and unrealized gains on investments in securities available for sale of $21 million.

(G)	CUMULATIVE EFFECT OF ACCOUNTING CHANGE-

Results for 2003 include an after-tax credit to net income of $25.6 million recorded by the Company upon adoption of SFAS 143 in January 2003. The Company identified applicable legal obligations as defined under the new accounting standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond at the Bruce Mansfield Plant. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $41.1 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $5.5 million. The asset retirement obligation liability at the date of adoption was $172 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company had recorded decommissioning liabilities of $179.6 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $43.8 million increase to income, or $25.6 million net of income taxes.

(H)	INCOME TAXES-

Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carryforward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Deferred tax assets are recognized based on income tax rates expected to be in effect when they are settled. The Company is included in FirstEnergy’s consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

(I)	TRANSACTIONS WITH AFFILIATED COMPANIES-

Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily ATSI, FES and FESC. The Ohio transition plan, as discussed in the "Regulatory Matters" section, resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. FES operates the generation businesses of the Company, CEI, OE and Penn. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the generation from leased fossil generating facilities and the Company purchases its power from FES to meet its "provider of last resort" obligations. In the fourth quarter of 2003, ATSI transferred operational control of its transmission facilities to MISO and previously affiliated transmission service expenses are now provided under the MISO Open Access Transmission Tariff. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI. The primary affiliated companies transactions are as follows:

	2004	2003	2002
	(In millions)

Operating Revenues:
PSA revenues from FES	$204	$103	$128
Generating units rent from FES	15	15	14
Electric sales to CEI	101	109	104
Ground lease with ATSI	2	2	2

Operating Expenses:
Purchased power under PSA	311	298	319
Transmission expenses	--	19	23
FESC support services	36	35	26

Other Income:
Interest income from ATSI	3	3	3
Interest income from FES	10	10	10
Interest income from Shippingport (Note 6)	16	--	--

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy and a "mutual service company" as defined in Rule 93 of the PUHCA. The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days, except for $55 million payable to affiliates for OPEB obligations.

The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $101 million, $109 million and $104 million in 2004, 2003 and 2002, respectively. This sale is expected to continue through the end of the lease period. (See Note 5.)

3.	PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of its employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the third quarter of 2004, FirstEnergy made a $500 million voluntary contribution to its pension plan (Company's share was $13 million). Prior to this contribution, projections indicated that cash contributions of approximately $600 million would have been required during the 2006 to 2007 time period under minimum funding requirements established by the IRS. The election to pre-fund the plan is expected to eliminate that funding requirement. Since the contribution is deductible for tax purposes, the after-tax cash impact of the voluntary contribution is approximately $300 million (Company’s share was $8 million).

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy’s pension and OPEB plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2004	2003	2004	2003
	(In millions)

Change in benefit obligation
Benefit obligation as of January 1	$4,162	$3,866	$2,368	$2,077
Service cost	77	66	36	43
Interest cost	252	253	112	136
Plan participants’ contributions	--	--	14	6
Plan amendments	--	--	(281)	(123)
Actuarial (gain) loss	134	222	(211)	323
Benefits paid	(261)	(245)	(108)	(94)
Benefit obligation as of December 31	$4,364	$4,162	$1,930	$2,368

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,315	$2,889	$537	$473
Actual return on plan assets	415	671	57	88
Company contribution	500	--	64	68
Plan participants’ contribution	--	--	14	2
Benefits paid	(261)	(245)	(108)	(94)
Fair value of plan assets as of December 31	$3,969	$3,315	$564	$537

Funded status	$(395)	$(847)	$(1,366)	$(1,831)
Unrecognized net actuarial loss	885	919	730	994
Unrecognized prior service cost (benefit)	63	72	(378)	(221)
Unrecognized net transition obligation	--	--	--	83
Net asset (liability) recognized	$553	$144	$(1,014)	$(975)

Amounts Recognized in the
Consolidated Balance Sheets
As of December 31
Accrued benefit cost	$(14)	$(438)	$(1,014)	$(975)
Intangible assets	63	72	--	--
Accumulated other comprehensive loss	504	510	--	--
Net amount recognized	$553	$144	$(1,014)	$(975)
Company's share of net amount recognized	$17	$7	$(36)	$(33)

Increase (decrease) in minimum liability included in other comprehensive income (net of tax)	$(4)	$(145)	$--	$--

Assumptions Used to Determine
Benefit Obligations As of December 31

Discount rate	6.00%	6.25%	6.00%	6.25%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets
As of December 31
Asset Category
Equity securities	68%	70%	74%	71%
Debt securities	29	27	25	22
Real estate	2	2	--	--
Cash	1	1	1	7
Total	100%	100%	100%	100%

Information for Pension Plans With an
Accumulated Benefit Obligation in
Excess of Plan Assets	2004	2003
	(In millions)
Projected benefit obligation	$4,364	$4,162
Accumulated benefit obligation	3,983	3,753
Fair value of plan assets	3,969	3,315

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2004	2003	2002	2004	2003	2002
	(In millions)
Service cost	$77	$66	$59	$36	$43	$29
Interest cost	252	253	249	112	137	114
Expected return on plan assets	(286)	(248)	(346)	(44)	(43)	(52)
Amortization of prior service cost	9	9	9	(40)	(9)	3
Amortization of transition obligation (asset)	--	--	--	--	9	9
Recognized net actuarial loss	39	62	--	39	40	11
Net periodic cost (income)	$91	$142	$(29)	$103	$177	$114
Company's share of net periodic cost	$3	$5	$1	$7	$6	$4

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost
for Years Ended December 31
	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002

Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Expected long-term return on plan assets	9.00%	9.00%	10.25%	9.00%	9.00%	10.25%
Rate of compensation increase	3.50%	3.50%	4.00%

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

Pursuant to FSP 106-1 issued January 12, 2004, FirstEnergy began accounting for the effects of the Medicare Act effective January 1, 2004 because of a plan amendment during the quarter, which required remeasurement of the plan's obligations. The plan amendment, which increases cost-sharing by employees and retirees effective January 1, 2005, reduced the Company’s postretirement benefit costs by $3 million during 2004.

Consistent with the guidance in FSP 106-2 issued on May 19, 2004, FirstEnergy recognized a reduction of $318 million in the accumulated postretirement benefit obligation as a result of the federal subsidy provided under the Medicare Act related to benefits for past service. This reduction was accounted for as an actuarial gain in 2004 pursuant to FSP 106-2. The subsidy reduced the Company’s net periodic postretirement benefit costs by $3 million during 2004.

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company reduced its accrued benefit cost as of December 31, 2004 by $11 million. As prescribed by SFAS 87, the company reduced its additional minimum liability by $1 million, recording an increase in an intangible asset of $1 million and crediting OCI by $2 million. The balance in AOCL of $8 million (net of $6 million in deferred taxes) will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

Taking into account estimated employee future service, FirstEnergy expects to make the following benefit payments from plan assets:

	Pension Benefits	Other Benefits
	(In millions)

2005	$228	$111
2006	228	106
2007	236	109
2008	247	112
2009	264	115
Years 2010 - 2014	1,531	627

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt -

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt as of December 31:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)

Long-term debt	$383	$390	$540	$564

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

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)

Debt securities: (1)
-Government obligations	$78	$78	$65	$65
-Corporate debt securities	393	437	400	443
	471	515	465	508
Equity securities (1)	190	190	148	148
	$661	$705	$613	$656

(1)    Includes nuclear decommissioning trust investments.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms.

Investments other than cash and cash equivalents include held-to-maturity securities and available-for-sale securities. Decommissioning trust investments are classified as available-for-sale securities. The Company has no securities held for trading purposes. The following table summarizes the amortized cost basis, gross unrealized gains and losses and fair values for decommissioning trust investments as of December 31:

	2004				2003
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)

Debt securities	$106	$5	$1	$110	$91	$5	$--	$96
Equity securities	143	47	2	188	114	40	9	145
	$249	$52	$3	$298	$205	$45	$9	$241

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2004 were as follows:

	2004	2003	2002
	(In millions)

Proceeds from sales	$269	$147	$144
Gross realized gains	22	10	11
Gross realized losses	13	10	16
Interest and dividend income	9	7	6

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2004.

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions)

Debt securities	$40	$1	$1	$--	$41	$1
Equity securities	29	1	5	1	34	2
	$69	$2	$6	$1	$75	$3

The Company periodically evaluates the securities held by its nuclear decommissioning trusts for other-than-temporary impairment. The Company considers the length of time and the extent to which the security's fair value has been less than its cost basis and other factors to determine whether an impairment is other than temporary. Unrealized gains and losses applicable to the Company's decommissioning trusts are recognized in OCI in accordance with SFAS 115, as fluctuations in the fair value of these trust balances will eventually affect earnings. Net unrealized gains and losses are recorded as regulatory liabilities or assets since the differences between investments held in trust and the decommissioning liabilities are recovered from or refunded to customers.

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

As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2004 were approximately $0.2 billion, net of trust cash receipts.)

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2004 are summarized as follows:

	2004	2003	2002
	(In millions)

Operating leases
Interest element	$46.2	$49.4	$52.6
Other	51.8	62.4	58.6
Capital leases
Interest element	--	--	--
Other	--	--	0.3
Total rentals	$98.0	$111.8	$111.5

The future minimum lease payments as of December 31, 2004 are:

	Operating Leases
	Lease	Capital
	Payments	Trust	Net
	(In millions)

2005	$104.8	$25.3	$79.5
2006	107.8	26.1	81.7
2007	99.2	22.6	76.6
2008	96.9	27.2	69.7
2009	98.1	23.3	74.8
Years thereafter	713.7	177.7	536.0
Total minimum lease payments	$1,220.5	$302.2	$918.3

The Company has recorded above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant associated with the 1997 merger creating FirstEnergy. The total above-market lease obligation of $111 million associated with Beaver Valley Unit 2 is being amortized on a straight-line basis through the end of the lease term in 2017 (approximately $6 million per year). The total above-market lease obligation of $298 million associated with the Bruce Mansfield Plant is being amortized on a straight-line basis through the end of 2016 (approximately $19 million per year). As of December 31, 2004 the above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant totaled approximately $292 million, of which $25 million is payable within one year.

The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of FMB due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transactions. The Shippingport arrangement effectively reduces lease costs related to that transaction (see Note 6 for FIN 46R discussion).

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

Shippingport was established to purchase all of the SLOBs issued in connection with the Company's and CEI's Bruce Mansfield Plant sale and leaseback transaction in 1987. The Company and CEI used debt and available funds to purchase the notes issued by Shippingport. Adoption of FIN 46R resulted in the consolidation of Shippingport by CEI as of December 31, 2003.

Through its investment in Shippingport, the Company has a variable interest in certain owner trusts that acquired the interests in the Bruce Mansfield Plant. The Company concluded that it was not the primary beneficiary of the owner trusts and it was therefore not required to consolidate these entities. The leases are accounted for as operating leases in accordance with GAAP.

The Company is exposed to losses under the applicable sale-leaseback agreements upon the occurrence of certain contingent events that the Company considers unlikely to occur. The Company has a maximum exposure to loss under these provisions of approximately $1 billion, which represents the net amount of casualty value payments upon the occurrence of specified casualty events that render the applicable plant worthless. Under the sale and leaseback agreements, the Company has net minimum discounted lease payments of $570 million, that would not be payable if the casualty value payments are made.

7.	SALE OF GENERATING ASSETS:

In August 2002, FirstEnergy cancelled a November 2001 agreement to sell four coal-fired power plants (2,535 MW) to NRG Energy Inc. because NRG stated that it could not complete the transaction under the original terms of the agreement. NRG filed voluntary bankruptcy petitions in May 2003; subsequently, FirstEnergy reached an agreement for settlement of its claim against NRG. FirstEnergy sold its entire claim (including $32 million of cash proceeds received in December 2003) for $170 million (Company's share - $12 million) in January 2004.

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

The revised Rate Stabilization Plan extends current generation prices through 2008, ensuring adequate generation supply at stabilized prices, and continues the Company's support of energy efficiency and economic development efforts. Other key components of the revised Rate Stabilization Plan include the following:

•	extension of the amortization period for transition costs being recovered through the RTC from mid-2007 to as late as mid-2008;

•	deferral of interest costs on the accumulated customer shopping incentives as new regulatory assets; and

•	ability to request increases in generation charges during 2006 through 2008, under certain limited conditions, for increases in fuel costs and taxes.

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

On December 30, 2004, the Company filed an application with the PUCO seeking tariff adjustments to recover increases of approximately $0.1 million in transmission and ancillary service costs beginning January 1, 2006. The Company also filed an application for authority to defer costs associated with MISO Day 1, MISO Day 2, congestion fees, FERC assessment fees, and the ATSI rate increase, as applicable, from October 1, 2003 through December 31, 2005. Various parties have intervened in these cases.

9.	CAPITALIZATION:

(A)	RETAINED EARNINGS-

There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

(B)	PREFERRED AND PREFERENCE STOCK-

Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days’ notice.

The preferred dividend rates on the Company’s Series A and Series B shares fluctuate based on prevailing interest rates and market conditions. The dividend rates for both issues averaged 7% in 2004.

The Company has five million authorized and unissued shares of $25 par value preference stock.

(C)	LONG-TERM DEBT-

The Company has a first mortgage indenture under which it issues FMB, secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company has various debt covenants under its financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios. There also exist cross-default provisions among financing arrangements of FirstEnergy and the Company.

Sinking fund requirements for FMB and maturing long-term debt for the next five years are:

(In millions)
2005	$91
2006	--
2007	30
2008	--
2009	--

Included in the table above are amounts for various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. This amount of $91 million in 2005 represents the next time debt holders may exercise this provision.

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $149 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the policies, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays annual premiums of 0.213% to 0.300% of the amounts of the policies to the insurers and is obligated to reimburse the insurers for any drawings thereunder.

The Company and CEI have unsecured LOCs of approximately $216 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in April 2005. The Company and CEI are jointly and severally liable for the LOCs (see Note 5).

10.	ASSET RETIREMENT OBLIGATION-

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

The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond related to the Bruce Mansfield Plant. The ARO liability as of the date of adoption of SFAS 143 was $172 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. Accretion during 2004 was $12 million, bringing the ARO liability as of December 31, 2004 to $194 million. The ARO includes the Company's obligation for nuclear decommissioning of the Beaver Valley Unit 2, Davis-Besse, and Perry nuclear generating facilities. The Company's share of the obligation to decommission these units was developed based on site-specific studies performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2004, the fair value of the decommissioning trust assets was $297.8 million.

The following table provides the effect on income as if SFAS 143 had been applied during 2002.

Effect of the Change in Accounting
Principle Applied Retroactively	2002
(In millions)

Reported net loss	$(5)
Increase (Decrease):
Elimination of decommissioning expense	29
Depreciation of asset retirement cost	(1)
Accretion of ARO liability	(11)
Non-regulated generation cost of removal component, net	1
Income tax effect	(7)
Net earnings increase	11
Net income adjusted	$6

The following table describes changes to the ARO balances during 2004 and 2003.

ARO Reconciliation	2004	2003
	(In millions)
Beginning balance as of January 1	$182	$172
Accretion	12	10
Ending balance as of December 31	$194	$182

The following table provides the year-end balance of the ARO for 2002, as if SFAS 143 had been adopted on January 1, 2002.

Adjusted ARO Reconciliation	2002
(In millions)

Beginning balance as of January 1	$161
Accretion	11
Ending balance as of December 31	$172

11.	SHORT-TERM BORROWINGS:

Short-term borrowings outstanding as of December 31, 2004, consisted of $430 million from affiliates. The average interest rate on short-term borrowings outstanding as of December 31, 2004 and 2003, was 2.0% and 1.8% respectively.

12.	COMMITMENTS AND CONTINGENCIES:

(A)	NUCLEAR INSURANCE-

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $10.8 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $89.0 million per incident but not more than $8.8 million in any one year for each incident.

The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $332.1 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $13.8 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

The Company believes it is complying with SO2 reduction requirements under the Clean Air Act Amendments of 1990 by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions required by the 1990 Amendments are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states (including Ohio and Pennsylvania) and the District of Columbia based on a conclusion that such NOx emissions are contributing significantly to ozone levels in the eastern United States. The Company believes its facilities are complying with the NOx budgets established under State Implementation Plans (SIPs) through combustion controls and post-combustion controls, including Selective Catalytic Reduction and Selective Non-Catalytic Reduction systems, and/or using emission allowances.

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

The Company has been named as a PRP at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2004, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. Included in Current Liabilities and Other Noncurrent Liabilities are accrued liabilities aggregating approximately $0.2 million as of December 31, 2004. The Company accrues environmental liabilities only when it concludes that it is probable that it has an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims are reflected in the Company's determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

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

Power Outages and Related Litigation

On August 14, 2003, various states and parts of southern Canada experienced widespread power outages. The outages affected approximately 1.4 million customers in FirstEnergy's service area. On April 5, 2004, the U.S. -Canada Power System Outage Task Force released its final report on the outages. In the final report, the Task Force concluded, among other things, that the problems leading to the outages began in FirstEnergy’s Ohio service area. Specifically, the final report concludes, among other things, that the initiation of the August 14, 2003 power outages resulted from an alleged failure of both FirstEnergy and ECAR to assess and understand perceived inadequacies within the FirstEnergy system; inadequate situational awareness of the developing conditions; and a perceived failure to adequately manage tree growth in certain transmission rights of way. The Task Force also concluded that there was a failure of the interconnected grid's reliability organizations (MISO and PJM) to provide effective real-time diagnostic support. The final report is publicly available through the Department of Energy’s website (www.doe.gov). FirstEnergy believes that the final report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14, 2003 power outages and that it does not adequately address the underlying causes of the outages. FirstEnergy remains convinced that the outages cannot be explained by events on any one utility's system. The final report contains 46 "recommendations to prevent or minimize the scope of future blackouts." Forty-five of those recommendations relate to broad industry or policy matters while one, including subparts, relates to activities the Task Force recommends be undertaken by FirstEnergy, MISO, PJM, ECAR and other parties to correct the causes of the August 14, 2003 power outages. FirstEnergy implemented several initiatives, both prior to and since the August 14, 2003 power outages, which are consistent with these and other recommendations and collectively enhance the reliability of its electric system. FirstEnergy certified to NERC on June 30, 2004, completion of various reliability recommendations and further received independent verification of completion status from a NERC verification team on July 14, 2004 with minor exceptions noted by FirstEnergy (see Note 8). FirstEnergy’s implementation of these recommendations included completion of the Task Force recommendations that were directed toward FirstEnergy. As many of these initiatives already were in process, FirstEnergy does not believe that any incremental expenses associated with additional initiatives undertaken during 2004 will have a material effect on its operations or financial results. FirstEnergy notes, however, that the applicable government agencies and reliability coordinators may take a different view as to recommended enhancements or may recommend additional enhancements in the future that could require additional, material expenditures. FirstEnergy has not accrued a liability as of December 31, 2004 for any expenditures in excess of those actually incurred through that date.

Three substantially similar actions were filed in various Ohio state courts by plaintiffs seeking to represent customers who allegedly suffered damages as a result of the August 14, 2003 power outages. All three cases were dismissed for lack of jurisdiction. One case was refiled at the PUCO. The other two cases were appealed which resulted in one case's dismissal being affirmed and the other case is pending. In addition to the one case that was refiled at the PUCO, the Ohio Companies were named as respondents in a regulatory proceeding that was initiated at the PUCO in response to complaints alleging failure to provide reasonable and adequate service stemming primarily from the August 14, 2003 power outages.

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

FirstEnergy is vigorously defending these actions, but cannot predict the outcome of any of these proceedings or whether any further regulatory proceedings or legal actions may be instituted against the Companies. In particular, if FirstEnergy or its subsidiaries were ultimately determined to have legal liability in connection with these proceedings, it could have a material adverse effect on FirstEnergy's or its subsidiaries' financial condition and results of operations.

Nuclear Plant Matters

FENOC received a subpoena in late 2003, from a grand jury in the United States District Court for the Northern District of Ohio, Eastern Division, requesting the production of certain documents and records relating to the inspection and maintenance of the reactor vessel head at the Davis-Besse Nuclear Power Station. On December 10, 2004, FirstEnergy received a letter from the United States Attorney's Office stating that FENOC is a target of the federal grand jury investigation into alleged false statements relating to the Davis-Besse Nuclear Power Station outage made to the NRC in the Fall of 2001 in response to NRC Bulletin 2001-01. The letter also said that the designation of FENOC as a target indicates that, in the view of the prosecutors assigned to the matter, it is likely that federal charges will be returned against FENOC by the grand jury. On February 10, 2005, FENOC received an additional subpoena for documents related to root cause reports regarding reactor head degradation and the assessment of reactor head management issues at Davis-Besse. In addition, FENOC remains subject to possible civil enforcement action by the NRC in connection with the events leading to the Davis-Besse outage in 2002.

On August 12, 2004, the NRC notified FENOC that it will increase its regulatory oversight of the Perry Nuclear Power Plant as a result of problems with safety system equipment over the past two years. FENOC operates the Perry Nuclear Power Plant, in which the Company has a 19.91% interest. Although the NRC noted that the plant continues to operate safely, the agency has indicated that its increased oversight will include an extensive NRC team inspection to assess the equipment problems and the sufficiency of FENOC's corrective actions. The outcome of these matters could include NRC enforcement action or other impacts on operating authority. As a result, these matters could have a material adverse effect on FirstEnergy's or its subsidiaries' financial condition.

Other Legal Matters

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to the Company's normal business operations pending against the Company and its subsidiaries. The most significant not otherwise discussed above are described herein.

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

EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies"

In March 2004, the FASB ratified the final consensus on Issue 03-16. EITF 03-16 requires that an investment in a limited liability company that maintains a "specific ownership account" for each investor should be viewed as similar to an investment in a limited partnership for determining whether the cost or equity method of accounting should be used. The equity method of accounting is generally required for investments that represent more than a three to five percent interest in a limited partnership. EITF 03-16 was adopted by TE in the third quarter of 2004 and did not affect the Company's financial statements.

FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction and Qualified Production Activities Provided by the American Jobs Creation Act of 2004"

Issued in December 2004, FSP 109-1 provides guidance related to the provision within the American Jobs Creation Act of 2004 (Act) that provides a tax deduction on qualified production activities. The Act includes a tax deduction of up to 9 percent (when fully phased-in) of the lesser of (a) "qualified production activities income," as defined in the Act, or (b) taxable income (after the deduction for the utilization of any net operating loss carryforwards). This tax deduction is limited to 50 percent of W-2 wages paid by the taxpayer. The FASB believes that the deduction should be accounted for as a special deduction in accordance with SFAS No. 109, "Accounting for Income Taxes." FirstEnergy is currently evaluating this FSP but does not expect it to have a material impact on the Company's financial statements.

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

14.	SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 2004 and 2003.

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Three Months Ended
	(In millions)

Operating Revenues	$235.4	$243.4	$276.3	$253.0
Operating Expenses and Taxes	224.9	216.7	251.4	221.9
Operating Income	10.5	26.7	24.9	31.1
Other Income	5.8	4.7	4.2	8.3
Net Interest Charges	8.8	9.8	4.6	6.6
Net Income	$7.5	$21.6	$24.5	$32.8
Earnings on Common Stock	$5.3	$19.4	$22.2	$30.5

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2003	2003	2003	2003
	(In millions)

Operating Revenues	$231.8	$216.0	$260.2	$224.3
Operating Expenses and Taxes	226.5	217.9	241.4	210.9
Operating Income (Loss)	5.3	(1.9)	18.8	13.4
Other Income	3.1	3.8	5.7	8.0
Net Interest Charges	9.1	11.1	7.9	8.3
Income (Loss) Before Cumulative Effect of Accounting Change	(0.7)	(9.2)	16.6	13.1
Cumulative Effect of Accounting Change (Net of Income Taxes)	25.6	--	--	--
Net Income (Loss)	$24.9	$(9.2)	$16.6	$13.1

Earnings on Common Stock	$22.7	$(11.4)	$14.4	$10.9