Form 10-K, Exhibit 13
period 2004-12-31
FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2005-03-10
CIK 1031296, 77227, 65350, 77278, 352049, 20947, 73960, 53456

JERSEY CENTRAL POWER & LIGHT COMPANY

2004 ANNUAL REPORT TO STOCKHOLDERS

Jersey Central Power & Light Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 3,300 square miles in New Jersey. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 2.5 million.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify Jersey Central Power & Light Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an affiliated Ohio electric utility
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FirstEnergy	FirstEnergy Corp., a registered public utility holding company
GPU	GPU, Inc., former parent of JCP&L, Met-Ed and Penelec, which merged with FirstEnergy on November 7, 2001
GPUS	GPU Service Company, previously provided corporate support services
JCP&L	Jersey Central Power & Light Company
JCP&L Transition	JCP&L Transition Funding LLC, a Delaware limited liability company and issuer of transition Bonds
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
OE	Ohio Edison Company, an affiliated Ohio electric utility
Penelec	Pennsylvania Electric Company, an affiliated Pennsylvania electric utility
Penn	Pennsylvania Power Company, an affiliated Pennsylvania electric utility
TE	The Toledo Edison Company, an affiliated Ohio electric utility

The following abbreviations and acronyms are used to identify frequently used terms in this report:

AOCL	Accumulated Other Comprehensive Loss
APB 29	APB Opinion No. 29, "Accounting for Stock Issued to Employees"
ARO	Asset Retirement Obligation
BGS	Basic Generation Service
CTC	Competitive Transition Charge
ECAR	East Central Area Reliability Coordination Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments”
EITF 03-16	EITF Issue No. 03-16, “Accounting for Investments in Limited Liability Companies”
EITF97-4	EITF Issue No. 97-4 “Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101”
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 46R	FASB Interpretation (revised December 2003), "Consolidation of Variable Interest Entities"
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP EITF 03-1-1	FASB Staff Position No. EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 109-1
FASB Staff Position No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes,
   to the Tax Deduction and  Qualified Production Activities provided by the American Jobs Creation
   Act of 2004"

GAAP	Accounting Principles Generally Accepted in the United States
IRS	Internal Revenue Service
Medicare Act	Medicare Prescription Drug, Improvement and Modernization Act of 2003
MISO	Midwest Independent Transmission System Operator, Inc.
Moody’s	Moody’s Investors Service
MTC	Market Transition Charge
MW	Megawatts
NERC	North American Electric Reliability Council
NJBPU	New Jersey Board of Public Utilities
NUG	Non-Utility Generation
OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
PJM	PJM Interconnection L.L.C.

i

GLOSSARY OF TERMS, Cont’d

PRP	Potentially Responsible Party
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act
S&P	Standard & Poor’s Ratings Service
SBC	Societal Benefits Charge
SEC	United States Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS 101	SFAS No. 101, "Accounting for Discontinuation of Application of SFAS 71"
SFAS 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS 115	SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"
SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”
SFAS 140	SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”
SFAS 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SPE	Special Purpose Entity
TBC	Transition Bond Charge
TMI-1	Three Mile Island Unit 1
TMI-2	Three Mile Island Unit 2
VIE	Variable Interest Entity

ii

MANAGEMENT REPORTS

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

FirstEnergy’s Audit Committee consists of five independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the registered public accounting firms' independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held six meetings in 2004.

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of
Directors of Jersey Central
Power & Light Company:

We have completed an integrated audit of Jersey Central Power & Light Company’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Jersey Central Power & Light Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003. As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for the consolidation of variable interest entities as of December 31, 2003.

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

PricewaterhouseCoopers LLP
Cleveland, Ohio
March 7, 2005

JERSEY CENTRAL POWER & LIGHT COMPANY

SELECTED FINANCIAL DATA

				Nov. 7 -	Jan. 1 -
	2004	2003	2002	Dec. 31, 2001	Nov. 6, 2001	2000
	(Dollars in thousands)

Operating Revenues	$2,206,987	$2,359,646	$2,328,415	$282,902	$1,838,638	$1,979,297

Operating Income	$183,909	$146,775	$335,209	$43,666	$292,847	$283,227

Net Income	$111,639	$68,017	$251,895	$30,041	$34,467	$210,812

Earnings on Common Stock	$111,139	$68,129	$253,359	$29,343	$29,920	$203,908

Total Assets	$7,291,184	$7,579,044	$8,052,755	$8,039,998		$6,009,054

Capitalization as of December 31:
Common Stockholder’s Equity	$3,155,362	$3,153,974	$3,274,069	$3,163,701		$1,459,260
Preferred Stock-
Not Subject to Mandatory Redemption	12,649	12,649	12,649	12,649		12,649
Subject to Mandatory Redemption	--	--	--	44,868		51,500
Company-Obligated Mandatorily Redeemable Preferred Securities	--	--	125,244	125,250		125,000
Long-Term Debt	1,238,984	1,095,991	1,210,446	1,224,001		1,093,987
Total Capitalization	$4,406,995	$4,262,614	$4,622,408	$4,570,469		$2,742,396

Capitalization Ratios:
Common Stockholder’s Equity	71.6%	74.0%	70.8%	69.2%		53.2%
Preferred Stock-
Not Subject to Mandatory Redemption	0.3	0.3	0.3	0.3		0.5
Subject to Mandatory Redemption	--	--	--	1.0		1.9
Company-Obligated Mandatorily Redeemable Preferred Securities	--	--	2.7	2.7		4.5
Long-Term Debt	28.1	25.7	26.2	26.8		39.9
Total Capitalization	100.0%	100.0%	100.0%	100.0%		100.0%

Distribution Kilowatt-Hour Deliveries (Millions):
Residential	9,355	9,104	8,976	1,428	7,042	8,087
Commercial	8,877	8,620	8,509	1,330	6,787	7,706
Industrial	3,070	3,046	3,171	474	2,670	3,307
Other	73	89	81	17	66	82
Total	21,375	20,859	20,737	3,249	16,565	19,182

Customers Served:
Residential	941,917	931,227	921,716	909,494		896,629
Commercial	115,861	114,270	112,385	109,985		107,479
Industrial	2,666	2,705	2,759	2,785		2,835
Other	1,320	1,345	1,393	1,484		1,551
Total	1,061,764	1,049,547	1,038,253	1,023,748		1,008,494

JERSEY CENTRAL POWER & LIGHT COMPANY

Management’s Discussion and Analysis of
Results of Operations and Financial Condition

This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), adverse regulatory or legal decisions and outcomes (including revocation of necessary licenses or operating permits, fines or other enforcement actions and remedies) of governmental investigations, including by the Securities and Exchange Commission as disclosed in our Securities and Exchange Commission filings, the availability and cost of capital, our ability to experience growth in the distribution business, our ability to access the public securities and other capital markets, further investigation into the causes of the August 14, 2003, regional power outage and the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to the outage, the risks and other factors discussed from time to time in our Securities and Exchange Commission filings, and other similar factors. We expressly disclaim any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

Reclassifications

As discussed in Note 1 to the consolidated financial statements, certain prior year amounts have been reclassified to conform to the current year presentation. Revenue amounts related to transmission activities previously recorded as wholesale electric sales revenues were reclassified as transmission revenues. Expenses (including transmission and congestion charges) were reclassified among purchased power, other operating costs and amortization of regulatory assets to conform to the current year presentation. These reclassifications did not change previously reported results in 2003 and 2002.

Results of Operations

Earnings on common stock increased to $111 million from $68 million in 2003 principally due to the absence of non-cash charges aggregating $185 million ($109 million after tax) from a 2003 rate case decision disallowing recovery of certain regulatory assets (see Regulatory Matters) and reduced purchased power costs in 2004 which were partially offset by a decline in operating revenues. In 2003, earnings on common stock decreased to $68 million, from $253 million in 2002, as a result of the disallowed costs from the 2003 rate case decision. In addition, higher operating revenues were more than offset by increases in purchased power and other operating costs causing a decline in earnings.

Operating revenues decreased $153 million or 6.5% in 2004 compared with 2003. The decrease in revenues was due to a $107 million decline in distribution throughput revenues and a $49 million decline in wholesale revenues partially offset by a $11 million increase in retail generation revenues. Our BGS obligation has been transferred to external parties as a result of an NJBPU auction process that extended the termination of our BGS obligation through July 2005 (see Note 7 - Regulatory Matters). We had entered into long-term power purchase agreements in connection with the divestiture of our generation facilities and had sold any power in excess of our retail customer needs to the wholesale market. The long-term purchase agreements ended after the first quarter of 2003 and as a result, sales to the wholesale market subsequently decreased. Retail generation sales revenues increased by $11 million in 2004 compared to 2003 due to higher unit prices resulting from the BGS auction. This increase more than offset a composite 13.2% decrease in kilowatt-hour sales (commercial - 16.0% and industrial - 63.4%), which reflected increases in electric generation services to commercial and industrial customers provided by alternative suppliers. The shopping percentage in our franchise area increased 16.7 percentage points and 46.0 percentage points, for the commercial and industrial sectors respectively, while the percentage of shopping by residential customers was relatively unchanged.

The $107 million decrease in distribution deliveries was due to lower unit prices that more than offset the impact of the 2.5% volume increase in 2004 from the previous year. The lower prices reflected the impact of the distribution rate decrease effective August 1, 2003. Warmer temperatures in the summer and improving economic conditions resulted, in large part, in higher residential, commercial and industrial demand.

Operating revenues increased $31 million in 2003 compared with 2002 due to an $87 million increase in wholesale revenues offset by lower revenues from our distribution deliveries. The wholesale revenues increase in 2003 reflected the impact of the BGS auction discussed above.

Distribution deliveries increased slightly in 2003 from the previous year. Lower unit prices in 2003 more than offset the impact of the increased volume and reduced revenues by $64 million. In addition, lower 2003 revenues reflected the impact of the distribution rate decrease effective August 1, 2003. Colder temperatures early in the year resulted in higher residential and commercial demand, which was partially offset by a decrease in industrial demand.

Generation sales revenues in 2003 compared to 2002 were lower by $24 million due to an 8.7% decrease in kilowatt-hour sales. The decrease reflected a 9.1 percentage point increase in customers choosing an alternate supplier in 2003 compared to 2002. The reverse was true in 2002 where some customers who were receiving their power from alternate suppliers returned to us as full service customers.

Changes in kilowatt-hour sales by customer class in 2004 and 2003 are summarized in the following table:

Changes in Kilowatt-hour Sales	2004	2003

Increase (Decrease)
Electric Generation:
Retail	(13.2)%	(8.7)%
Wholesale	(19.1)%	23.1%
Total Electric Generation Sales	(14.7)%	(2.4)%
Distribution Deliveries:
Residential	2.8%	1.4%
Commercial	3.0%	1.3%
Industrial	0.8%	(3.9)%
Total Distribution Deliveries	2.5%	0.6%

Operating Expenses and Taxes

Total operating expenses and taxes decreased $190 million in 2004, after increasing $220 million in 2003, compared to the prior year. These increases include the non-cash charges in 2003 for amounts disallowed by the NJBPU in its rate case decision (see Regulatory Matters), of which $153 million was charged to purchased power and $33 million was charged to amortization of regulatory assets. The following table presents changes in 2004 and 2003 from the prior year by expense category.

Operating Expenses and Taxes - Changes	2004	2003
Increase (Decrease)	(In millions)

Fuel and purchased power costs	$(220)	$234
Other operating costs	(18)	68
Provision for depreciation	(24)	(23)
Amortization of regulatory assets	15	73
General taxes	9	(2)
Income taxes	48	(130)
Total operating expenses and taxes	$(190)	$220

Excluding the disallowed deferred energy costs of $153 million in 2003, fuel and purchased power decreased $67 million in 2004 compared to 2003. The lower purchased power costs reflected lower kilowatt-hour purchases due to reduced generation sales requirements as discussed above. Other operating expenses decreased $18 million in 2004 compared to 2003, due to cost containment efforts as demonstrated by the 7% decline in the number of employees and the absence in 2004 of storm restoration costs incurred in the third quarter of 2003.

Depreciation expense declined $24 million in 2004 and $23 million in 2003 compared to the preceding year due to reduced depreciation rates effective August 1, 2003 in connection with the NJBPU rate case decision (see Regulatory Matters). Amortization of regulatory assets, excluding $33 million of disallowed costs in 2003 from the rate decision discussed above, increased $48 million in 2004 and $40 in 2003 due to increased regulatory asset recovery in connection with the NJBPU rate case decision.

In 2003, excluding the disallowed  deferred energy costs of $153 million, fuel and purchased  power costs increased $81 million, compared to 2002. The increase was due primarily to more power being purchased through two-party agreements and changes to the deferred energy and capacity costs. Other operating expenses increased $68 million in 2003 compared to 2002, due to higher employee benefit costs, storm restoration expenses and costs associated with an accelerated reliability plan within our service territory.

Net Interest Charges

Net interest charges decreased $6 million in 2004 and $5 million in 2003, compared to the previous year, reflecting debt redemptions of $290 million and $252 million, respectively. Those decreases were partially offset by interest on $300 million of senior notes issued in April 2004 and $150 million of senior notes issued in May 2003 which were used to redeem outstanding securities in the second and third quarters of 2003.

Preferred Stock Dividend Requirements

Preferred stock dividend requirements were unchanged in 2004 and decreased $1.4 million in 2003, compared to the prior year, due to the redemptions of cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. We realized non-cash gains of $0.6 million in 2003 on the reacquisition of preferred stock.

Capital Resources and Liquidity

Our cash requirements in 2004 for operating expenses, construction expenditures and scheduled debt maturities were met with a combination of cash from operations and funds from the capital markets. During 2005 and thereafter, we expect to meet our contractual obligations with cash from operations.

Changes in Cash Position

As of December 31, 2004, we had $0.2 million of cash and cash equivalents compared with $0.3 million as of December 31, 2003. The major sources for changes in these balances are summarized below.

Cash Flows From Operating Activities

Our net cash provided from operating activities was $263 million in 2004, $180 million in 2003 and $302 million in 2002, summarized as follows:

Operating Cash Flows	2004	2003	2002
	(In millions)

Cash earnings (1)	$230	$325	$281
Pension trust contribution	(37)	--	--
Working capital and other	70	(145)	21

Total	$263	$180	$302

(1)	Cash earnings is a non-GAAP measure (see reconciliation below).
(2)       Pension trust contribution net of $25 million of income tax benefits.

Cash earnings (in the table above) are not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance. The following table reconciles cash earnings with net income.

Reconciliation of Cash Earnings	2004	2003	2002
	(In millions)

Net Income (GAAP)	$112	$68	$252
Non-Cash Charges (Credits):
Provision for depreciation	75	99	121
Amortization of regulatory assets	279	263	190
Revenue credits to customers	--	(72)	(43)
Disallowed regulatory assets	--	153	--
Deferred costs recoverable as regulatory assets	(263)	(276)	(352)
Deferred income taxes	30	62	112
Other non-cash expenses	(3)	28	1
Cash earnings (Non-GAAP)	$230	$325	$281

Net  cash  provided  from  operating  activities  increased  by $83 million in 2004 and decreased by $121 million in 2003, as compared to the previous  year.  The increase in 2004 was due to a $215 million increase in working capital which was partially offset by a $95 million decrease in cash earnings as described under “Results of Operations” and a $37 million after-tax voluntary pension trust contribution. The increase in working capital and other was attributable to a $151 million increase in payables and a $53 million increase associated with a NUG power contract restructuring. The decrease in 2003 was due to a $166 million increase in working capital and other requirements (primarily from a $170 million reduction in payables) which was partially offset by a $44 million increase in cash earnings.

Cash Flows From Financing Activities

Net cash used for financing activities was $82 million, $139 million and $140 million in 2004, 2003 and 2002, respectively. These amounts reflect redemptions of debt and preferred stock, in addition to payments of $90 million in 2004, $138 million in 2003 and $191 million in 2002 for common stock dividends to FirstEnergy. The following table provides details regarding new issues and redemptions during each year:

Securities Issued or Redeemed in	2004	2003	2002
	(In millions)
New Issues
Secured Notes	$300	$150	$--
Transition Bonds (See Note 8(C))	--	--	320

Redemptions
First Mortgage Bonds	$290	$150	$192
Medium Term Notes	--	102	--
Preferred Stock	--	125	52
Transition Bonds	16	--	--
Other	3	--	4
Total Redemptions	$309	$377	$248

Short-term Borrowings, net	$18	$231	$(18)

We had $249 million of short-term  indebtedness at the end of 2004, compared to $231 million of short-term  debt at the end of 2003. The Company has obtained authorization from the SEC to incur short-term debt up to its charter limit of $415 million (including the utility money pool). We will not issue FMB other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2004, we had the capability to issue $644 million of additional senior notes based upon FMB collateral. At year-end 2004, based upon applicable earnings coverage tests and our charter, we could issue $583 million of preferred stock (assuming no additional debt was issued).

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

Ratings of Securities
	Securities	S&P	Moody’s	Fitch

FirstEnergy	Senior unsecured	BB+	Baa3	BBB-

JCP&L	Senior secured	BBB+	Baa1	BBB+
	Preferred stock	BB	Ba1	BBB

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

Cash Flows From Investing Activities

Cash used in investing activities increased $136 million in 2004 and decreased $143 million in 2003. The increase in 2004 resulted primarily from a $56 million increase in property additions and a $79 million decrease in loan repayments from associated companies. The 2003 change was principally due to a $155 million increase in loan repayments from associated companies.

Our capital spending for the period 2005-2007 is expected to be approximately $511 million for property additions and improvements, of which approximately $178 million applies to 2005.

Contractual Obligations

As of December 31, 2004, our estimated cash payments under existing contractual obligations that we considered firm obligations were as follows:

Contractual Obligations	Total	2005	2006- 2007	2008- 2009	Thereafter
	(In millions)

Long-term debt (2)	$1,264	$17	$226	$44	$977
Short-term borrowings	249	249	--	--	--
Operating leases	62	2	3	4	53
Purchases (1)	3,374	568	1,068	837	901
Total	$4,949	$836	$1,297	$885	$1,931

(1)  Power purchases under contracts with fixed or minimum quantities and approximate timing.
(2)  Amounts reflected do not include interest on long-term debt.

Market Risk Information

We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price fluctuations. Our Risk Policy Committee, comprised of members of senior management, provides general management oversight to risk management activities throughout our Company. They are responsible for promoting the effective design and implementation of sound risk management programs. They also oversee compliance with corporate risk management policies and established risk management practices.

Commodity Price Risk

We are exposed to market risk primarily due to fluctuations in electricity and natural gas prices. To manage the volatility relating to these exposures, we use a variety of non-derivative and derivative instruments, including forward contracts, options and futures contracts. The derivatives are used for hedging purposes. Most of our non-hedge derivative contracts represent non-trading positions that do not qualify for hedge treatment under SFAS 133. The change in the fair value of commodity derivative contracts related to energy production during 2004 is summarized in the following table:

Increase (Decrease) in the Fair Value of Commodity Derivative Contracts

	Non-Hedge	Hedge	Total
	(In millions)
Change in the Fair Value of Commodity Derivative Contracts
Outstanding net asset as of January 1, 2004	$16	$--	$16
New contract value when entered	--	--	--
Additions/Change in value of existing contracts	(1)	--	(1)
Change in techniques/assumptions	--	--	--
Settled contracts	--	--	--

Net Assets - Derivatives Contracts as of December 31, 2004 (1)	$15	$--	$15

Income Statement Impact of Changes in Commodity Derivative Contracts (2)	(1)	$--	$(1)

(1) Includes $15 million in non-hedge commodity derivative contracts which are offset by a regulatory liability.
(2)  Represents the increase in value of existing contracts, settled contracts and changes in techniques/assumptions.

Derivatives included on the Consolidated Balance Sheet as of December 31, 2004:

	Non-Hedge	Hedge	Total
		(In millions)
Non-Current--
Other Deferred Charges	$15	$--	$15

Net assets	$15	$--	$15

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

Source of Information - Fair Value by Contract Year

	2005	2006	2007	2008	Thereafter	Total
	(In millions)

Other external sources (1)	$4	$3	$--	$--	$--	$7
Prices based on models	--	--	2	2	4	8

Total (2)	$4	$3	$2	$2	$4	$15

(1) Broker quote sheets.
(2) Includes $15 million from an embedded option that is offset by a regulatory liability and does not affect earnings.

We perform sensitivity analyses to estimate our exposure to the market risk of our commodity position. A hypothetical 10% adverse shift in quoted market prices in the near term on derivative instruments would not have had a material effect on our consolidated financial position or cash flows as of December 31, 2004.

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since our debt has fixed interest rates, as noted in the following table.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2005	2006	2007	2008	2009	after	Total	Value
(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income						$218	$218	$218
Average interest rate						4.6%	4.6%

Liabilities
Long-term Debt and Other Long-Term Obligations:
Fixed rate	$17	$208	$18	$19	$25	$977	$1,264	$1,252
Average interest rate	4.2%	6.3%	4.2%	5.4%	5.7%	6.1%	6.1%
Short-term Borrowings	249						$249	$249
Average interest rate	2.0%						2.0%

Equity Price Risk

Included in nuclear decommissioning trusts are marketable equity securities carried at their current fair value of approximately $80 million and $69 million at December 31, 2004 and 2003, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $8 million reduction in fair value as of December 31, 2004. (See Note 4 Fair Value of Financial Instruments)

Outlook

Beginning in 1999, all of our customers were able to select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. To support customer choice, rates were restructured into unbundled service charges and additional non-bypassable charges to recover stranded costs.

Regulatory assets are costs which have been authorized by the NJBPU and the FERC for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of the regulatory proceedings discussed below. Our regulatory assets totaled $2.2 billion and $2.6 billion as of December 31, 2004 and December 31, 2003, respectively.

Regulatory Matters

In July 2003, the NJBPU announced our base electric rate proceeding decision, which reduced our annual revenues effective August 1, 2003 and disallowed $153 million of deferred energy costs. The NJBPU decision also provided for an interim return on equity of 9.5% on our rate base. The decision ordered that a Phase II proceeding be conducted to review whether we are in compliance with current service reliability and quality standards. The NJBPU also ordered that any expenditures and projects undertaken by us to increase our system's reliability reviewed as part of the Phase II proceeding, to determine their prudence and reasonableness for rate recovery. In that Phase II proceeding, the NJBPU could increase our return on equity to 9.75% or decrease it to 9.25%, depending on its assessment of the reliability of our service. Any reduction would be retroactive to August 1, 2003. We recorded charges to net income for the year ended December 31, 2003, aggregating $185 million ($109 million net of tax) consisting of the $153 million of disallowed deferred energy costs and $32 million of other disallowed regulatory assets. In its final decision and order issued on May 17, 2004, the NJPBU clarified the method for calculating interest attributable to the cost disallowances, resulting in a $5.4 million reduction from the amount estimated in 2003. We filed an August 15, 2003 interim motion for rehearing and reconsideration with the NJBPU and a June 1, 2004 supplemental and amended motion for rehearing and reconsideration. On July 7, 2004, the NJBPU granted limited reconsideration and rehearing on the following issues: (1) deferred cost disallowances (2) the capital structure including the rate of return (3) merger savings, including amortization of costs to achieve merger savings; and (4) decommissioning. Management is unable to predict when a decision may be reached by the NJBPU.

On July 16, 2004, we filed the Phase II petition and testimony with the NJBPU requesting an increase in base rates of $36 million for the recovery of system reliability costs and a 9.75% return on equity. The filing also requests an increase to the MTC deferred balance recovery of approximately $20 million annually. The Ratepayer Advocate filed testimony on November 16, 2004 and JCP&L submitted rebuttal testimony on January 4, 2005. Settlement conferences are ongoing.

On July 5, 2003, JCP&L experienced a series of 34.5 kilovolt sub-transmission line faults that resulted in outages on the New Jersey Shore. As a result of an investigation into these outages, the NJBPU issued an order to JCP&L on July 23, 2004 to implement actions to improve reliability in accordance with the findings of a Special Reliability Master (SRM) report and an operations audit.

Employee Matters

On December 8, 2004, employees represented by IBEW System Council U-3 began a strike against the Company. The Company continues to utilize management, other non-union personnel from around FirstEnergy’s system and contractors to perform service reliability and priority maintenance work while the union members are on strike. The labor agreement between the Company and System Council U-3 originally expired on October 31, 2003 but was extended several times and ultimately expired on December 7, 2004. The Company and the leadership of System Council U-3 continue to negotiate in an attempt to reach a new agreement and end the work stoppage. It is unknown when such an agreement will be reached or when the work stoppage will end.

Environmental Matters

We have been named as a PRP at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2004, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have accrued liabilities aggregating approximately $47 million as of December 31, 2004, which are being recovered through a non-bypassable SBC. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

Power Outages and Related Litigation

In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including our territory. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, we provided unsafe, inadequate or improper service to our customers. Two class action lawsuits (subsequently consolidated into a single proceeding) were filed in New Jersey Superior Court in July 1999 against us, GPU and other GPU companies, seeking compensatory and punitive damages arising from the July 1999 service interruptions in the our territory.

In August 2002, the trial court granted partial summary judgment to us and dismissed the plaintiffs' claims for consumer fraud, common law fraud, negligent misrepresentation, and strict product liability. In November 2003, the trial court granted our motion to decertify the class and denied plaintiffs' motion to permit into evidence their class-wide damage model indicating damages in excess of $50 million. These class decertification and damage rulings were appealed to the Appellate Division. The Appellate Court issued a decision on July 8, 2004, affirming the decertification of the originally certified class but remanding for certification of a class limited to those customers directly impacted by the outages of transformers in Red Bank, New Jersey. On September 8, 2004, the New Jersey Supreme Court denied the motions filed by plaintiffs and us for leave to appeal the decision of the Appellate Court. We are unable to predict the outcome of these matters and no liability has been accrued as of December 31, 2004.

On August 14, 2003, various states and parts of southern Canada experienced widespread power outages. The outages affected approximately 1.4 million customers in FirstEnergy's service area. On April 5, 2004, the U.S. - Canada Power System Outage Task Force released its final report on the outages. In the final report, the Task Force concluded, among other things, that the problems leading to the outages began in FirstEnergy’s Ohio service area. Specifically, the final report concludes, among other things, that the initiation of the August 14, 2003 power outages resulted from an alleged failure of both FirstEnergy and ECAR to assess and understand perceived inadequacies within the FirstEnergy system; inadequate situational awareness of the developing conditions; and a perceived failure to adequately manage tree growth in certain transmission rights of way. The Task Force also concluded that there was a failure of the interconnected grid's reliability organizations (MISO and PJM) to provide effective diagnostic support. The final report is publicly available through the Department of Energy’s website (www.doe.gov). FirstEnergy believes that the final report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14, 2003 power outages and that it does not adequately address the underlying causes of the outages. FirstEnergy remains convinced that the outages cannot be explained by events on any one utility's system. The final report contains 46 “recommendations to prevent or minimize the scope of future blackouts.” Forty-five of those recommendations relate to broad industry or policy matters while one, including subparts, relates to activities the Task Force recommends be undertaken by FirstEnergy, MISO, PJM, and ECAR. FirstEnergy implemented several initiatives, both prior to and since the August 14, 2003 power outages, which are consistent with these and other recommendations and collectively enhance the reliability of its electric system. FirstEnergy certified to NERC on June 30, 2004, completion of various reliability recommendations and further received independent verification of completion status from a NERC verification team on July 14, 2004. FirstEnergy’s implementation of these recommendations included completion of the Task Force recommendations that were directed toward FirstEnergy. As many of these initiatives already were in process, FirstEnergy does not believe that any incremental expenses associated with additional initiatives undertaken during 2004 will have a material effect on its operations or financial results. FirstEnergy notes, however, that the applicable government agencies and reliability coordinators may take a different view as to recommended enhancements or may recommend additional enhancements in the future that could require additional, material expenditures. FirstEnergy has not accrued a liability as of December 31, 2004 for any expenditures in excess of those actually incurred through that date.

Legal Matters

Various  lawsuits, claims  (including claims for asbestos  exposure) and proceedings  related to our normal  business operations are pending against us, the most significant of which are described above.

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

In the third quarter of 2004, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $62 million). Prior to this contribution, projections indicated that cash contributions of approximately $600 million would have been required during the 2006 to 2007 time period under minimum funding requirements established by the IRS. FirstEnergy's election to pre-fund the plan is expected to eliminate that funding requirement.

As a result of our voluntary contribution and the increased market value of pension plan assets, we reduced our accrued benefit cost as of December 31, 2004 by $46 million. As prescribed by SFAS 87, we increased our additional minimum liability by $9 million, offset by a charge to OCI. The balance in AOCL of $53 million (net of $37 million in deferred taxes) will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

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

Nuclear Decommissioning

In accordance with SFAS 143, we recognize an ARO for the future decommissioning of TMI-2. The ARO liability represents an estimate of the fair value of our current obligation related to nuclear decommissioning and the retirement of other assets. A fair value measurement inherently involves uncertainty in the amount and timing of settlement of the liability. We used an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO. This approach applies probability weighting to discounted future cash flow scenarios that reflect a range of possible outcomes. The scenarios consider settlement of the ARO at the expiration of the nuclear power plant's current license and settlement based on an extended license term.

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

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	2004	2003	2002
	(In thousands)

OPERATING REVENUES (Note 2(H))	$2,206,987	$2,359,646	$2,328,415

OPERATING EXPENSES AND TAXES:
Fuel and purchased power (Note 2(H))	1,166,430	1,386,899	1,153,415
Other operating costs (Note 2(H))	350,709	368,714	300,602
Provision for depreciation	75,163	98,711	121,444
Amortization of regulatory assets	278,559	263,227	190,200
General taxes	62,792	53,481	56,049
Income taxes	89,425	41,839	171,496
Total operating expenses and taxes	2,023,078	2,212,871	1,993,206

OPERATING INCOME	183,909	146,775	335,209

OTHER INCOME	7,761	7,026	7,653

NET INTEREST CHARGES:
Interest on long-term debt	80,840	87,681	92,314
Allowance for borrowed funds used during
construction	(615)	(296)	(583)
Deferred interest	(3,545)	(8,639)	(8,815)
Other interest expense	3,351	1,691	(2,643)
Subsidiary’s preferred stock dividend requirements	--	5,347	10,694
Net interest charges	80,031	85,784	90,967

NET INCOME	111,639	68,017	251,895

PREFERRED STOCK DIVIDEND REQUIREMENTS	500	500	2,125

GAIN ON PREFERRED STOCK REACQUISITION	--	(612)	(3,589)

EARNINGS ON COMMON STOCK	$111,139	$68,129	$253,359

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED BALANCE SHEETS
As of December 31,	2004	2003
	(In thousands)
ASSETS
UTILITY PLANT:
In service	$3,730,767	$3,642,467
Less-Accumulated provision for depreciation	1,380,775	1,367,042
	2,349,992	2,275,425
Construction work in progress	75,012	48,985
	2,425,004	2,324,410
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts	138,205	125,945
Nuclear fuel disposal trust	159,696	155,774
Long-term notes receivable from associated companies	20,436	19,579
Other	19,379	18,744
	337,716	320,042
CURRENT ASSETS:
Cash and cash equivalents	162	271
Receivables-
Customers (less accumulated provisions of $3,881,000 and $4,296,000
respectively, for uncollectible accounts)	201,415	198,061
Associated companies	86,531	70,012
Other (less accumulated provisions of $162,000 and $1,183,000 respectively)	39,898	46,411
Materials and supplies, at average cost	2,435	2,480
Prepayments and other	31,489	49,360
	361,930	366,595
DEFERRED CHARGES:
Regulatory assets	2,176,520	2,558,214
Goodwill	1,985,036	2,001,302
Other	4,978	8,481
	4,166,534	4,567,997
	$7,291,184	$7,579,044
CAPITALIZATION AND LIABILITIES

CAPITALIZATION(See Consolidated Statements of Capitalization):
Common stockholder’s equity	$3,155,362	$3,153,974
Preferred stock not subject to mandatory redemption	12,649	12,649
Long-term debt	1,238,984	1,095,991
	4,406,995	4,262,614
CURRENT LIABILITIES:
Currently payable long-term debt	16,866	175,921
Notes payable (Note 10)-
Associated companies	248,532	230,985
Accounts payable-
Associated companies	20,605	42,410
Other	124,733	105,815
Accrued taxes	2,626	919
Accrued interest	10,359	14,843
Other	65,130	58,094
	488,851	628,987
NONCURRENT LIABILITIES:
Power purchase contract loss liability	1,268,478	1,473,070
Accumulated deferred income taxes	645,741	640,208
Nuclear fuel disposal costs	169,884	167,936
Asset retirement obligation	72,655	109,851
Retirement benefits	103,036	159,219
Other	135,544	137,159
	2,395,338	2,687,443
COMMITMENTS AND CONTINGENCIES
(Notes 5 and 11).
	$7,291,184	$7,579,044

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2004	2003
(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, par value $10 per share, authorized 16,000,000 shares
15,371,270 shares outstanding	$153,713	$153,713
Other paid-in capital	3,013,912	3,029,894
Accumulated other comprehensive loss (Note 2(F))	(55,534)	(51,765)
Retained earnings (Note 8(A))	43,271	22,132
Total common stockholder's equity	3,155,362	3,153,974

	Number of Shares Outstanding		Optional Redemption Price

	2004	2003	Per Share	Aggregate
PREFERRED STOCK NOT SUBJECT TO
MANDATORY REDEMPTION (Note 8(B)):
Cumulative, without par value-
Authorized 125,000 shares
4.00% Series	125,000	125,000	$106.50	$13,313	12,649	12,649

LONG-TERM DEBT (Note 8(C)):
First mortgage bonds:
7.125% due 2004					--	160,000
6.780% due 2005					--	50,000
6.850% due 2006					40,000	40,000
7.125% due 2009					5,985	6,300
7.100% due 2015					12,200	12,200
8.320% due 2022					--	40,000
7.980% due 2023					--	40,000
7.500% due 2023					125,000	125,000
8.450% due 2025					50,000	50,000
6.750% due 2025					150,000	150,000
Total first mortgage bonds					383,185	673,500

Secured notes:
6.450% due 2006					150,000	150,000
4.190% due 2007					51,723	67,312
5.390% due 2010					52,297	52,297
5.810% due 2013					77,075	77,075
5.625% due 2016					300,000	--
6.160% due 2017					99,517	99,517
4.800% due 2018					150,000	150,000
Total secured notes					880,612	596,201
Unsecured notes:
7.69% due 2039					--	2,968

Net unamortized discount on debt					(7,947)	(757)
Long-term debt due within one year					(16,866)	(175,921)
Total long-term debt					1,238,984	1,095,991

TOTAL CAPITALIZATION					$4,406,995	$4,262,614

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER’S EQUITY

					Accumulated
		Common Stock		Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2002		15,371,270	$153,713	$2,981,117	$(472)	$29,343
Net income	$251,895					251,895
Net unrealized loss on derivative instruments	(393)				(393)
Comprehensive income	$251,502
Cash dividends on preferred stock						1,465
Cash dividends on common stock						(190,700)
Purchase accounting fair value adjustment				48,101
Balance, December 31, 2002		15,371,270	153,713	3,029,218	(865)	92,003
Net income	$68,017					68,017
Net unrealized loss on derivative instruments	(3,020)				(3,020)
Minimum liability for unfunded retirement benefits, net of $(32,998,000) of income taxes
	(47,880)				(47,880)
Comprehensive income	$17,117
Cash dividends on preferred stock						(500)
Cash dividends on common stock						(138,000)
Gain on preferred stock reacquisition						612
Purchase accounting fair value adjustment				676
Balance, December 31, 2003		15,371,270	153,713	3,029,894	(51,765)	22,132
Net income	$111,639					111,639
Net unrealized loss on investments	(5)				(5)
Net unrealized gain on derivative instruments, net of $1,583,000 of income taxes	1,697				1,697
Minimum liability for unfunded retirement benefits, net of $(3,772,000) of income taxes
	(5,461)				(5,461)
Comprehensive income	$107,870
Cash dividends on preferred stock						(500)
Cash dividends on common stock						(90,000)
Purchase accounting fair value adjustment				(15,982)
Balance, December 31, 2004		15,371,270	$153,713	$3,013,912	$(55,534)	$43,271

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Not Subject to		Subject to
	Mandatory Redemption		Mandatory Redemption
	Number	Carrying	Number	Carrying
	of Shares	Value	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2002	125,000	$12,649	5,515,001	$180,951
Redemptions-
7.52% Series			(265,000)	(28,951)
8.65% Series			(250,001)	(26,750)
Amortization of fair market
Value adjustment				(6)
Balance, December 31, 2002	125,000	12,649	5,000,000	$125,244
Redemptions-
8.56% Series			(5,000,000)	(125,242)
Amortization of fair market
value adjustment				(2)
Balance, December 31, 2003	125,000	12,649	--	--
Balance, December 31, 2004	125,000	$12,649	--	$--

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$111,639	$68,017	$251,895
Adjustments to reconcile net income to net
cash from operating activities:
Provision for depreciation	75,163	98,711	121,444
Amortization of regulatory assets	278,559	263,227	190,200
Deferred costs, net	(263,257)	(276,214)	(351,950)
Deferred income taxes and investment tax credits, net	54,887	62,372	112,315
NUG power contract restructuring	52,800	--	--
Pension trust contribution	(62,499)	--	--
Revenue credits to customers	--	(71,984)	(43,016)
Disallowed regulatory assets	--	152,500	--
Accrued retirement benefit obligation	(2,986)	8,381	--
Accrued compensation, net	1,014	19,864	(59)
Receivables	(13,360)	4,528	(14,542)
Materials and supplies	45	(1,139)	7
Accounts payable	(2,887)	(153,953)	16,399
Other	33,535	5,642	19,597
Net cash provided from operating activities	262,653	179,952	302,290

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	300,000	150,000	318,106
Short-term borrowings, net	17,547	230,985	--
Redemptions and Repayments-
Preferred stock	--	(125,244)	(51,500)
Long-term debt	(308,872)	(251,815)	(196,033)
Short-term borrowings, net	--	--	(18,149)
Dividend Payments-
Common stock	(90,000)	(138,000)	(190,700)
Preferred stock	(500)	(5,235)	(2,125)
Net cash used for financing activities	(81,825)	(139,309)	(140,401)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(178,877)	(122,930)	(97,346)
Contributions to decommissioning trusts	(2,895)	(2,630)	--
Loan repayments from (payments to) associated companies, net	(857)	78,112	(77,358)
Other	1,692	2,253	(13,786)
Net cash used for investing activities	(180,937)	(45,195)	(188,490)

Net increase (decrease) in cash and cash equivalents	(109)	(4,552)	(26,601)
Cash and cash equivalents at beginning of period	271	4,823	31,424
Cash and cash equivalents at end of period	$162	$271	$4,823

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$83,341	$101,432	$92,152
Income taxes	$58,549	$16,883	$83,776

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF TAXES

	2004	2003	2002
	(In thousands)
GENERAL TAXES:
New Jersey Transitional Energy Facilities Assessment*	$49,455	$38,668	$39,387
Real and personal property	4,894	3,889	4,362
Social security and unemployment	8,287	4,826	--
Other	156	6,098	12,300
Total general taxes	$62,792	$53,481	$56,049

PROVISION FOR INCOME TAXES:
Currently payable (receivable)-
Federal	$29,862	$(15,687)	$55,731
State	10,363	(245)	13,809
	40,225	(15,932)	69,540
Deferred, net-
Federal	50,817	54,252	88,758
State	5,657	10,348	27,108
	56,474	64,600	115,866
Investment tax credit amortization	(1,587)	(2,228)	(3,551)
Total provision for income taxes	$95,112	$46,440	$181,855

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$89,425	$41,839	$171,496
Other income	5,687	4,601	10,359
Total provision for income taxes	$95,112	$46,440	$181,855

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$206,751	$114,457	$433,749
Federal income tax expense at statutory rate	$72,363	$40,060	$151,812
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(1,587)	(2,228)	(3,551)
Depreciation	4,485	3,315	7,154
State income tax, net of federal benefit	10,413	7,178	27,111
Other, net	9,438	(1,885)	(671)
Total provision for income taxes	$95,112	$46,440	$181,855

ACCUMULATED DEFERRED INCOME TAXES AT
DECEMBER 31:
Property basis differences	$386,071	$371,811	$297,983
Nuclear decommissioning	27,123	34,663	44,775
Deferred sale and leaseback costs	(17,836)	(16,651)	(16,451)
Purchase accounting basis difference	(1,253)	(1,253)	(1,253)
Sale of generation assets	(15,614)	(17,861)	(17,861)
Regulatory transition charge	213,665	197,729	224,117
Provision for rate refund	--	--	(29,370)
Customer receivables for future income taxes	(27,239)	(4,519)	(5,336)
Oyster Creek securitization	184,245	193,558	202,448
Other comprehensive income	(38,353)	(32,998)	--
Employee benefits	1,652	(29,129)	--
Other	(66,720)	(55,142)	(7,331)
Net deferred income tax liability	$645,741	$640,208	$691,721

* Collected from customers through regulated rates and included in revenue on the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated  financial  statements include JCP&L (Company) and its wholly owned subsidiaries. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including OE, CEI, TE, ATSI, Met-Ed and Penelec.

The Company follows GAAP and complies with the regulations, orders, policies and practices prescribed by the SEC, NJBPU and the FERC. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Expenses (including transmission and congestion charges) were reclassified among purchased power, other operating costs and amortization of regulatory assets to conform with the current year presentation of generation commodity costs.

The Company consolidates all majority-owned subsidiaries, over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest and VIEs for which the Company or any of its subsidiaries is the primary beneficiary. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20-50 percent owned companies, joint ventures and partnerships) over which the Company has the ability to exercise significant influence, but not control, are accounted for on the equity basis.

Certain prior year amounts have been reclassified to conform to the current year presentation. Revenue amounts related to transmission activities previously recorded as wholesale electric sales revenues were reclassified as transmission revenues. Expenses (including transmission and congestion charges) were reclassified among purchased power, other operating costs and amortization of regulatory assets to conform to the current year presentation. These reclassifications did not change previously reported results in 2003 and 2002.

Unless otherwise indicated, defined terms used herein have the meanings set forth in the accompanying Glossary of Terms.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A)	ACCOUNTING FOR THE EFFECTS OF REGULATION

The Company accounts for the effects of regulation through the application of SFAS 71 to its operating utilities when its rates:

•	are established by a third-party regulator with the authority to set rates that bind customers;

•	are cost-based; and

•	can be charged to and collected from customers.

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

Regulatory Assets-

The Company recognizes, as regulatory assets, costs which the FERC and the NJBPU have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered from customers under the Company’s regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continue the application of SFAS 71 to those operations.

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2004	2003
	(In millions)

Regulatory transition charge	$2,215	$2,457
Societal benefits charge	51	82
Property losses and unrecovered plant costs	50	70
Liabilities to customers - income taxes	(58)	--
Employee postretirement benefit costs	27	30
Loss on reacquired debt	18	15
Spent fuel disposal costs	(1)	3
Component removal costs	(150)	(150)
Other	25	51
Total	$2,177	$2,558

Regulatory transition charges as of December 31, 2004 include $1.2 billion for the deferral of above-market costs from power supplied by NUGs. These costs are being recovered through BGS and MTC revenues.

Accounting for Generation Operations-

The application of SFAS 71 was discontinued in 1999 with respect to the Company’s  generation operations.  The Company  subsequently divested substantially all of its generating assets. The SEC's interpretive guidance and EITF 97-4 regarding asset impairment measurement, provides that any supplemental regulated cash flows such as a CTC should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $39 million as of December 31, 2004.

(B)	CASH AND SHORT-TERM FINANCIAL INSTRUMENTS-

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value.

(C)	REVENUES AND RECEIVABLES-

The Company’s principal business is providing electric service to customers in New Jersey. The Company’s retail customers are metered on a cycle basis. Electric revenues are recorded based on energy delivered through the end of the calendar month. An estimate of unbilled revenues is calculated to recognize electric service provided between the last meter reading and the end of the month. This estimate includes many factors including estimated weather impacts, customer shopping activity, historical line loss factors and prices in effect for each class of customer. In each accounting period, the Company accrues the estimated unbilled amount receivable as revenue and reverses the related prior period estimate.

Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2004 or 2003, with respect to any particular segment of the Company's customers. Total customer receivables were $201 million (billed - $122 million and unbilled - $79 million) and $198 million (billed - $119 million and unbilled - $79 million) as of December 31, 2004 and 2003, respectively.

(D)	PROPERTY, PLANT AND EQUIPMENT-

As a result of the Company's acquisition by FirstEnergy, a portion of the Company’s property, plant and equipment was adjusted to reflect fair value. The majority of the Company’s property, plant and equipment is reflected at original cost since such assets remain subject to rate regulation on a historical cost basis. In addition to its wholly owned facilities, the Company holds a 50% ownership interest in Yards Creek Pumped Storage Facility, and its net book value was approximately $19.2 million as of December 31, 2004. The costs of normal maintenance, repairs and minor replacements are expensed as incurred. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.1% in 2004, 2.8% in 2003, and 3.5% in 2002. The reduced depreciation rates in 2004 and 2003 reflect reductions from the NJBPU August 2003 rate decision.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, the Company evaluates its goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's 2004 annual review was completed in the third quarter of 2004 with no impairment indicated. The forecasts used in the Company's evaluation of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on the Company's future evaluations of goodwill. As of December 31, 2004, the Company had recorded goodwill of $2.0 billion related to the merger. In 2004, the Company adjusted goodwill for interest received on a pre-merger income tax refund and for the reversal of tax valuation allowances related to income tax benefits realized attributable to prior period capital loss carryforwards that were offset by capital gains generated in 2004.

Investments

The Company periodically evaluates for impairment investments that include available-for-sale securities held by their nuclear decommissioning trusts. In accordance with SFAS 115, securities classified as available-for-sale are evaluated to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is determined to be other than temporary, the cost basis of the security is written down to fair value. The Company considers, among other factors, the length of time and the extent to which the security's fair value has been less than cost and the near-term financial prospects of the security issuer when evaluating investments for impairment. The fair value and unrealized gains and losses of the Company's investments are disclosed in Note 4.

(F)	COMPREHENSIVE INCOME-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder’s equity except those resulting from transactions with FirstEnergy and preferred stockholders. As of December 31, 2004, accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $2 million and a minimum liability for unfunded retirement benefits of $53 million. As of December 31, 2003, accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $4 million and a minimum liability for unfunded retirement benefits of $48 million.

(G)	INCOME TAXES-

Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carry forward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Deferred tax assets are recognized based on income tax rates expected to be in effect when they are settled. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a “stand-alone” company basis, with the Company recognizing the tax benefit for any tax losses or credits it contributes to the consolidated return.

(H)	TRANSACTIONS WITH AFFILIATED COMPANIES-

Operating revenues, operating expenses and other income included transactions with affiliated companies, primarily FESC, GPUS and FES. GPUS (until it ceased operations in mid-2003) and FESC have provided legal, accounting, financial and other services to the Company. The Company also entered into sale and purchase transactions with affiliates (Met-Ed and Penelec) during the period. Through the BGS auction process, FES is a supplier of power to the Company. The primary affiliated companies transactions are as follows:

	2004	2003	2002
		(In millions)
Operating Revenues:
Wholesale sales-affiliated companies	$49	$36	$18

Operating Expenses:
Service Company support services	95	101	140
Power purchased from other affiliates	--	--	26
Power purchased from FES	71	55	18

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy and a “mutual service company” as defined in Rule 93 of PUHCA. The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas: each company’s proportionate amount of FirstEnergy’s aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days, except for a net $48 million receivable from affiliates for OPEB obligations.

3. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

FirstEnergy  provides  noncontributory  defined  benefit pension plans that cover substantially all of the Company's employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the third quarter of 2004, FirstEnergy made a $500 million voluntary contribution to its pension plan (the Company's share was $62 million). Prior to this contribution, projections indicated that cash contributions of approximately $600 million would have been required during the 2006 to 2007 time period under minimum funding requirements established by the IRS. The election to pre-fund the plan is expected to eliminate that funding requirement. Since the contribution is deductible for tax purposes, the after-tax cash impact of the voluntary contribution is approximately $300 million (the Company's share was $37 million).

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy’s pension and OPEB plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2004	2003	2004	2003
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,162	$3,866	$2,368	$2,077
Service cost	77	66	36	43
Interest cost	252	253	112	136
Plan participants’ contributions	--	--	14	6
Plan amendments	--	--	(281)	(123)
Actuarial (gain) loss	134	222	(211)	323
Benefits paid	(261)	(245)	(108)	(94)
Benefit obligation as of December 31	$4,364	$4,162	$1,930	$2,368

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,315	$2,889	$537	$473
Actual return on plan assets	415	671	57	88
Company contribution	500	--	64	68
Plan participants’ contribution	--	--	14	2
Benefits paid	(261)	(245)	(108)	(94)
Fair value of plan assets as of December 31	$3,969	$3,315	$564	$537

Funded status	$(395)	$(847)	$(1,366)	$(1,831)
Unrecognized net actuarial loss	885	919	730	994
Unrecognized prior service cost (benefit)	63	72	(378)	(221)
Unrecognized net transition obligation	--	--	--	83
Net asset (liability) recognized	$553	$144	$(1,014)	$(975)

Amounts Recognized in the Consolidated Balance Sheets As of December 31

Accrued benefit cost	$(14)	$(438)	$(1,014)	$(975)
Intangible assets	63	72	--	--
Accumulated other comprehensive loss	504	510	--	--
Net amount recognized	$553	$144	$(1,014)	$(975)
Company's share of net amount recognized	$68	$13	$(79)	$(89)

Increase (decrease) in minimum liability included in other comprehensive income (net of tax)	$(4)	$(145)	--	--

Assumptions Used to Determine Benefit Obligations As of December 31

Discount rate	6.00%	6.25%	6.00%	6.25%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets As of December 31 Asset Category
Equity securities	68%	70%	74%	71%
Debt securities	29	27	25	22
Real estate	2	2	--	--
Cash	1	1	1	7
Total	100%	100%	100%	100%

Information for Pension Plans With an Accumulated Benefit Obligation in Excess of Plan Assets	2004	2003
	(In millions)
Projected benefit obligation	$4,364	$4,162
Accumulated benefit obligation	3,983	3,753
Fair value of plan assets	3,969	3,315

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2004	2003	2002	2004	2003	2002
	(In millions)
Service cost	$77	$66	$59	$36	$43	$29
Interest cost	252	253	249	112	137	114
Expected return on plan assets	(286)	(248)	(346)	(44)	(43)	(52)
Amortization of prior service cost	9	9	9	(40)	(9)	3
Amortization of transition obligation (asset)	--	--	--	--	9	9
Recognized net actuarial loss	39	62	--	39	40	11
Net periodic cost (income)	$91	$142	$(29)	$103	$177	$114
Company's share of net periodic cost (income)	$7	$12	$(20)	$5	$12	$5

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost	Pension Benefits			Other Benefits
for Years Ended December 31	2004	2003	2002	2004	2003	2002

Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Expected long-term return on plan assets	9.00%	9.00%	10.25%	9.00%	9.00%	10.25%
Rate of compensation increase	3.50%	3.50%	4.00%

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

Pursuant to FSP 106-1 issued January 12, 2004, FirstEnergy began accounting for the effects of the Medicare Act effective January 1, 2004 because of a plan amendment during the quarter, which required remeasurement of the plan's obligations. The plan amendment, which increases cost-sharing by employees and retirees effective January 1, 2005, reduced the Company’s postretirement benefit costs by $2 million during 2004.

Consistent with the guidance in FSP 106-2 issued on May 19, 2004, FirstEnergy recognized a reduction of $318 million in the accumulated postretirement benefit obligation as a result of the federal subsidy provided under the Medicare Act related to benefits for past service. This reduction was accounted for as an actuarial gain in 2004 pursuant to FSP 106-2. The subsidy reduced the Company’s net periodic postretirement benefit costs by $5 million during 2004.

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company reduced its accrued benefit cost as of December 31, 2004 by $46 million. As prescribed by SFAS 87, the Company increased its additional minimum liability by $9 million, offset by a charge to OCI. The balance in AOCL of $53 million (net of $37 million in deferred taxes) will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

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

4. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt and Other Long-term Obligations-

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt as of December 31:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)

Long-term debt	$1,264	$1,252	$1,273	$1,190

The fair values of long-term debt reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Company’s ratings.

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities:(1)
-Government obligations	$208	$208	$200	$200
-Corporate debt securities	11	11	13	13
	219	219	213	213
Equity securities(1)	80	80	70	70
	$299	$299	$283	$283

(1)	Includes nuclear decommissioning and nuclear fuel disposal trust investments.

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

	2004				2003
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)

Debt securities	$55	$3	$--	$58	$53	$4	$--	$57
Equity securities	72	10	2	80	54	15	--	69
	$127	$13	$2	$138	$107	$19	$--	$126

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2004 were as follows:

	2004	2003	2002
	(In millions)

Proceeds from sales	$119	$70	$44
Gross realized gains	15	1	--
Gross realized losses	1	--	--
Interest and dividend income	4	4	4

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2004.

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions)

Debt securities	$3	$--	$5	$--	$8	$--
Equity securities	16	2	--	--	16	2
	$19	$2	$5	$--	$24	$2

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

Consistent with regulatory  treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. The Company’s most significant operating lease relates to the sale and leaseback of a portion of its ownership interest in the Merrill Creek Reservoir project. The interest element related to this lease was $1.4 million, $1.4 million, and $1.2 million for the years 2004, 2003 and 2002, respectively.

As of December 31, 2004, the future minimum lease payments on the Company’s Merrill Creek operating lease, net of reimbursements from subleases, are: $1.7 million, $1.6 million, $1.6 million, $1.6 million and $2.1 million for the years 2005 through 2009, respectively, and $53.0 million for the years thereafter. The Company is recovering its Merrill Creek lease payments, net of reimbursements, through its distribution rates.

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

The Company has evaluated its power  purchase  agreements and determined  that certain  NUG  entities may be VIEs to the extent  they own a plant that sells substantially all of its output to the Company and the contract price for power is correlated with the plant’s variable costs of production. The Company maintains several long-term power purchase agreements with NUG entities. The agreements were structured pursuant to the Public Utility Regulatory Policies Act of 1978. The Company was not involved in the creation of, and has no equity or debt invested in, these entities.

The Company has determined that for all but six of these entities, the Company has no variable interests in the entities or the entities are governmental or not-for-profit organizations not within the scope of FIN 46R. The Company may hold variable interests in the remaining six entities, which sell their output at variable prices that correlate to some extent with the operating costs of the plants.

As required by FIN 46R, the Company requests on a quarterly basis, the information necessary from these entities to determine whether they are VIEs or whether the Company is the primary beneficiary. The Company has been unable to obtain the requested information, which in most cases, was deemed by the requested entity to be proprietary. As such, the Company applied the scope exception that exempts enterprises unable to obtain the necessary information to evaluate entities under FIN 46R. The maximum exposure to loss from these entities results from increases in the variable pricing component under the contract terms and cannot be determined without the requested data. The purchased power costs from these entities during 2004, 2003 and 2002, were $129 million, $115 million and $107 million, respectively.

7.	REGULATORY MATTERS:

In late 2003 and early 2004, a series of letters, reports and recommendations were issued from various entities, including governmental, industry and ad hoc reliability entities (PUCO, FERC, NERC and the U.S. - Canada Power System Outage Task Force) regarding enhancements to regional reliability. With respect to each of these reliability enhancement initiatives, FirstEnergy submitted its response to the respective entity according to any required response dates. In 2004, we completed implementation of all actions and initiatives related to enhancing area reliability, improving voltage and reactive management, operator readiness and training, and emergency response preparedness recommended for completion in 2004. Furthermore, FirstEnergy certified to NERC on June 30, 2004, with minor exceptions noted, that we had completed the recommended enhancements, policies, procedures and actions it had recommended be completed by June 30, 2004. In addition, FirstEnergy requested, and NERC provided, a technical assistance team of experts to assist in implementing and confirming timely and successful completion of various initiatives. The NERC-assembled independent verification team confirmed on July 14, 2004, that FirstEnergy had implemented the NERC Recommended Actions to Prevent and Mitigate the Impacts of Future Cascading Blackouts required to be completed by June 30, 2004, as well as NERC recommendations contained in the Control Area Readiness Audit Report required to be completed by summer 2004, and recommendations in the U.S. - Canada Power System Outage Task Force Report directed toward FirstEnergy and required to be completed by June 30, 2004, with minor exceptions noted by FirstEnergy. On December 28, 2004, FirstEnergy submitted a follow-up to its June 30, 2004 Certification and Report of Completion to NERC addressing the minor exceptions, which are now essentially complete.

FirstEnergy is proceeding with the implementation of the recommendations that were to be implemented subsequent to 2004 and will continue to periodically assess the FERC-ordered Reliability Study recommendations for forecasted 2009 system conditions, recognizing revised load forecasts and other changing system conditions which may impact the recommendations. Thus far, implementation of the recommendations has not required, nor is expected to require, substantial investment in new, or material upgrades, to existing equipment. FirstEnergy notes, however, that FERC or other applicable government agencies and reliability coordinators may take a different view as to recommended enhancements or may recommend additional enhancements in the future that could require additional, material expenditures. Finally, the PUCO is continuing to review the FirstEnergy filing that addressed upgrades to control room computer hardware and software and enhancements to the training of control room operators, before determining the next steps, if any, in the proceeding.

On July 5, 2003, the Company experienced a series of 34.5 kilovolt sub-transmission line faults that resulted in outages on the New Jersey shore. On July 16, 2003, the NJBPU initiated an investigation into the cause of the Company's outages of the July 4, 2003 weekend. The NJBPU selected an SRM to oversee and make recommendations on appropriate courses of action necessary to ensure system-wide reliability. Additionally, pursuant to the stipulation of settlement that was adopted in the NJBPU's Order of March 13, 2003 in its docket relating to the investigation of outages in August 2002, the NJBPU, through an independent auditor working under direction of the NJBPU Staff, undertook a review and focused audit of the Company's Planning and Operations and Maintenance programs and practices (Focused Audit). Subsequent to the initial engagement of the auditor, the scope of the review was expanded to include the outages during July 2003.

Both the independent auditor and the SRM submitted interim reports primarily addressing improvements to be made prior to the next occurrence of peak loads in the summer of 2004. On December 17, 2003, the NJBPU adopted the SRM's interim recommendations related to service reliability. With the assistance of the independent auditor and the SRM, the Company and the NJBPU staff created a Memorandum of Understanding (MOU) that set out specific tasks to be performed by the Company and a timetable for completion. On March 29, 2004, the NJBPU adopted the MOU and endorsed the Company's ongoing actions to implement the MOU. On June 9, 2004, the NJBPU approved a Stipulation that incorporates the final report of the SRM and the Executive Summary and Recommendation portions of the final report of the Focused Audit. A Final Order in the Focused Audit docket was issued by the NJBPU on July 23, 2004. The Company continues to file compliance reports reflecting activities associated with the MOU and Stipulation.

The Company is permitted to defer for future collection from customers the amounts by which its costs of supplying BGS to non-shopping customers and costs incurred under NUG agreements exceed amounts collected through BGS and MTC rates. As of December 31, 2004, the accumulated deferred cost balance totaled approximately $446 million. New Jersey law allows for securitization of the Company's deferred balance upon application by the Company and a determination by the NJBPU that the conditions of the New Jersey restructuring legislation are met. On February 14, 2003, the Company filed for approval of the securitization of the deferred balance. There can be no assurance as to the extent, if any, that the NJBPU will permit such securitization.

In July 2003,  the NJBPU  announced its JCP&L base electric  rate proceeding decision, which reduced the Company's annual revenues effective August 1, 2003 and disallowed $153 million of deferred energy costs. The NJBPU decision also provided for an interim return on equity of 9.5% on the Company's rate base. The decision ordered that a Phase II proceeding be conducted to review whether the Company is in compliance with current service reliability and quality standards. The NJBPU also ordered that any expenditures and projects undertaken by the Company to increase its system's reliability be reviewed as part of the Phase II proceeding, to determine their prudence and reasonableness for rate recovery. In that Phase II proceeding, the NJBPU could increase the Company's return on equity to 9.75% or decrease it to 9.25%, depending on its assessment of the reliability of JCP&L's service. Any reduction would be retroactive to August 1, 2003. The Company recorded charges to net income for the year ended December 31, 2003, aggregating $185 million ($109 million net of tax) consisting of the $153 million of disallowed deferred energy costs and $32 million of other disallowed regulatory assets. In its final decision and order issued on May 17, 2004, the NJPBU clarified the method for calculating interest attributable to the cost disallowances, resulting in a $5.4 million reduction of the original impairment amount estimated in 2003. The Company filed an August 15, 2003 interim motion for rehearing and reconsideration with the NJBPU and a June 1, 2004 supplemental and amended motion for rehearing and reconsideration. On July 7, 2004, the NJBPU granted limited reconsideration and rehearing on the following issues: (1) deferred cost disallowances (2) the capital structure including the rate of return (3) merger savings, including amortization of costs to achieve merger savings; and (4) decommissioning costs. Management is unable to predict when a decision may be reached by the NJBPU.

On July 16, 2004,  the Company  filed the Phase II petition and testimony with the NJBPU, requesting an increase in base rates of $36 million for the recovery of system reliability costs and a 9.75% return on equity. The filing also requests an increase to the MTC deferred balance recovery of approximately $20 million annually. The Ratepayer Advocate filed testimony on November 16, 2004, the Company submitted rebuttal testimony on January 4, 2005. Settlement conferences are ongoing.

The Company  sells all self-supplied energy (NUGs  and owned generation) to the wholesale market with offsetting credits to its deferred energy balance with the exception of 300 MW from the Company's NUG committed supply currently being used to serve BGS customers pursuant to NJBPU order. The BGS auction for periods beginning June 1, 2004 was completed in February 2004 and new BGS tariffs reflecting the auction results became effective June 1, 2004. The NJBPU decision on the BGS post transition year three process was announced on October 22, 2004, approving with minor modifications the BGS procurement process filed by the Company and the other New Jersey electric distribution companies and authorizing the continued use of NUG committed supply to serve 300 MW of BGS load. The auction for the supply period beginning June 1, 2005 was completed in February 2005.

In accordance with an April 28, 2004 NJBPU order, the Company filed testimony on June 7, 2004 supporting a continuation of the current level and duration of the funding of TMI-2 decommissioning costs by New Jersey customers without a reduction, termination or capping of the funding. On September 30, 2004, the Company filed an updated TMI-2 decommissioning study (see Note 9 - Asset Retirement Obligation). This study resulted in an updated total decommissioning cost estimate of $729 million (in 2003 dollars) compared to the estimated $528 million (in 2003 dollars) from the prior 1995 decommissioning study. The Ratepayer Advocate filed comments on February 28, 2005.  A schedule for further proceedings has not yet been set.

8.	CAPITALIZATION:

(A)	RETAINED EARNINGS-

In general, the Company’s FMB indenture restricts the payment of dividends or distributions on or with respect to the Company’s common stock to amounts credited to earned surplus since the date of its indenture. As of December 31, 2004, the Company had retained earnings available to pay common stock dividends of $41.5 million, net of amounts restricted under the Company’s FMB indenture.

(B)	PREFERRED AND PREFERENCE STOCK-

Preferred stock may be redeemed by the Company, in whole or in part, with 30-90 days’ notice.

(C)	LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS-

Securitized Transition Bonds

On June 11, 2002, JCP&L Transition Funding LLC (Issuer), a wholly owned limited liability company of the Company, sold $320 million of transition bonds to securitize the recovery of the Company’s bondable stranded costs associated with the previously divested Oyster Creek Nuclear Generating Station.

The Company does not own, nor did it purchase, any of the transition bonds, which are included in long-term debt on the Company’s Consolidated Balance Sheets. The transition bonds represent obligations only of the Issuer and are collateralized solely by the equity and assets of the Issuer, which consist primarily of bondable transition property. The bondable transition property is solely the property of the Issuer.

Bondable transition property represents the irrevocable right of a utility company to charge, collect and receive from its customers, through a non-bypassable TBC, the principal amount and interest on the transition bonds and other fees and expenses associated with their issuance. The Company, as servicer, manages and administers the bondable transition property, including the billing, collection and remittance of the TBC, pursuant to a servicing agreement with the Issuer. The Company is entitled to a quarterly servicing fee of $100,000 that is payable from TBC collections.

Other Long-term Debt

The  Company’s  FMB indenture,  which secures all of the Company’s  FMBs, serves as a direct first  mortgage lien on  substantially all of the  Company’s property and franchises, other than specifically excepted property.

The Company has various debt covenants under its financing arrangements. The most restrictive of these relate to the nonpayment of interest and/or principal on debt, which could trigger a default. Cross-default provisions also exist between FirstEnergy and the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2004, the Company’s annual sinking fund requirements for all bonds issued under the mortgage amount to $24 million. The Company expects to fulfill its sinking fund obligation by providing refundable bonds to the Trustee.

Sinking fund requirements for FMBs and maturing long-term debt for the next five years are:

(In millions)
2005	$17
2006	208
2007	18
2008	19
2009	25

9.	ASSET RETIREMENT OBLIGATION:

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

The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning. The ARO liability as of the date of adoption of SFAS 143 was $103.9 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company recognized decommissioning liabilities of $129.9 million. The Company expects substantially all nuclear decommissioning costs to be recoverable through regulated rates. Therefore, a regulatory liability of $26 million was recognized upon adoption of SFAS 143. The ARO includes the Company's obligation for the nuclear decommissioning of. The Company's share of the obligation to decommission TMI-2 was developed based on a site-specific study performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2004, the fair value of the decommissioning trust assets was $138 million.

In the third quarter of 2004, the Company revised the ARO associated with TMI-2 as the result of a recently completed study and the anticipated operating license extension for TMI-1. The abandoned TMI-2 is adjacent to TMI-1 and the units are expected to be decommissioned concurrently. The net decrease in the Company's TMI-2 ARO liability and corresponding regulatory asset was $43 million.

The following table describes changes to the ARO balances during 2004 and 2003.

Reconciliation	2004	2003
	(In millions)

Beginning balance as of January 1	$110	$104
Accretion	5	6
Revision in estimated cash flows	(42)	--
Ending balance as of December 31	$73	$110

The following table provides the year-end balance of the ARO related to nuclear decommissioning for 2002, as if SFAS 143 had been adopted on January 1, 2002.

Adjusted ARO Reconciliation	2002
(In millions)

Beginning balance as of January 1	$98
Accretion	6
Ending balance as of December 31	$104

10.	SHORT-TERM BORROWINGS:

The Company may borrow from its affiliates on a short-term basis. As of December 31, 2004, the Company had total short-term borrowings outstanding of $248.5 million from its affiliates with an interest rate of 2.0%

11.	COMMITMENTS, GUARANTEES AND CONTINGENCIES:

(A)	NUCLEAR INSURANCE-

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $10.8 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interest in TMI-2, the Company is exempt from any potential assessment under the industry retrospective rating plan.

The Company is also insured as to its interest in TMI-2 under a policy issued to the operating company for the plant. Under this policy, $150 million is provided for property damage and decontamination and decommissioning costs. Under this policy, the Company can be assessed a maximum of approximately $0.2 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at TMI-2 exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company’s insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

(B)	ENVIRONMENTAL MATTERS-

The Company has been named as a PRP at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheets, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. In addition, the Company has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered by the Company through a non-bypassable SBC. The Company has accrued liabilities aggregating approximately $47 million as of December 31, 2004. The Company accrues environmental liabilities only when it concludes that it is probable that an obligation for such costs exists and can reasonably determine the amount of such costs. Unasserted claims are reflected in the Company's determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

(C)	OTHER LEGAL PROCEEDINGS-

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

Legal Matters

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to the Company's normal business operations pending against the Company, the most significant of which are described herein.

12.	NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

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

EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies"

In March 2004, the FASB ratified the final consensus on Issue 03-16. EITF 03-16 requires that an investment in a limited liability company that maintains a "specific ownership account" for each investor should be viewed as similar to an investment in a limited partnership for determining whether the cost or equity method of accounting should be used. The equity method of accounting is generally required for investments that represent more than a three to five percent interest in a limited partnership. EITF 03-16 was adopted by the Company in the third quarter of 2004 and did not affect the Company's financial statements.

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

13. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2004	2004	2004	2004(a)
	(In millions)
Operating Revenues	$498.1	$549.6	$706.6	$452.7
Operating Expenses and Taxes	466.1	494.7	634.5	427.8
Operating Income	32.0	54.9	72.1	24.9
Other Income	1.5	1.1	2.0	3.2
Net Interest Charges	20.1	19.2	21.8	18.9
Net Income	$13.4	$36.8	$52.3	$9.2
Earnings on Common Stock	$13.3	$36.7	$52.2	$8.9

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2003	2003	2003	2003
	(In millions)
Operating Revenues	$657.0	$542.8	$741.3	$418.6
Operating Expenses and Taxes	581.6	564.5	653.8	413.0
Operating Income (Loss)	75.4	(21.7)	87.5	5.6
Other Income	1.2	2.3	0.6	3.0
Net Interest Charges	22.5	22.4	20.5	20.4
Net Income (Loss)	$54.1	$(41.8)	$67.6	$(11.8)
Earnings (Loss) Applicable to Common Stock	$53.9	$(41.4)	$67.4	$(11.8)

(a)
Net income for the quarter ended December 31, 2004 includes an adjustment relating to periods prior to October 1, 2004, that decreased amortization expense and increased regulatory assets by $3.8 million ($2.2 million after tax). The adjustment corrects the accumulated amortization of the MTC deferred balance due to a revised MTC Tariff that became effective on August 1, 2003. Management concluded that the adjustment was not material to the reported results of operations for any quarter of 2003 and 2004, nor was it material to the consolidated balance sheets and consolidated statements of cash flows for any of those quarters.