Form 10-K, Exhibit 13
period 2004-12-31
FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2005-03-10
CIK 1031296, 77227, 65350, 77278, 352049, 20947, 73960, 53456

PENNSYLVANIA ELECTRIC COMPANY

2004 ANNUAL REPORT TO STOCKHOLDERS

Pennsylvania Electric Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 17,600 square miles in western Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.7 million. The Company is a lessee of the property of the Waverly Electric Light & Power Company, which provides electric energy service in Waverly, New York and vicinity.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify Pennsylvania Electric Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FirstEnergy	FirstEnergy Corp., a registered public utility holding company
GPU	GPU, Inc., former parent of JCP&L, Met-Ed and Penelec, which merged with FirstEnergy on November 7, 2001
GPUS	GPU Service Company, previously provided corporate support services
JCP&L	Jersey Central Power & Light Company, an affiliated New Jersey electric utility
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
OE	Ohio Edison Company, an affiliated Ohio electric utility
Penelec	Pennsylvania Electric Company
Penn	Pennsylvania Power Company, an affiliated Pennsylvania electric utility
TE	The Toledo Edison Company, an affiliated Ohio electric utility

The following abbreviations and acronyms are used to identify frequently used terms in this report:

ALJ	Administrative Law Judge
AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Accounting Research Bulletin"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletin"
ARO	Asset Retirement Obligation
CTC	Competitive Transition Charge
ECAR	East Central Area Reliability Coordination Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments"
EITF 03-16	EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies"
EITF 97-4	EITF Issue No. 97-4 "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101"
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 46R	FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities"
FMB	First Mortgage Bonds
FSP EITF 03-1-1	FASB Staff Position No. EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
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

GLOSSARY OF TERMS, Cont’d

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of
Directors of Pennsylvania Electric Company:

We have completed an integrated audit of Pennsylvania Electric Company’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Pennsylvania Electric Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

PricewaterhouseCoopers LLP
Cleveland, Ohio
March 7, 2005

PENNSYLVANIA ELECTRIC COMPANY

SELECTED FINANCIAL DATA

				Nov. 7 -	Jan. 1 -
	2004	2003	2002	Dec. 31, 2001	Nov. 6, 2001	2000
	(Dollars in thousands)

Operating Revenues	$1,036,070	$974,857	$1,027,102	$140,062	$834,548	$901,881

Operating Income	$73,680	$60,245	$88,190	$14,341	$70,049	$80,336

Income Before Cumulative Effect
of Accounting Change	$36,030	$20,237	$50,910	$10,795	$23,718	$39,250

Net Income	$36,030	$21,333	$50,910	$10,795	$23,718	$39,250

Total Assets	$2,813,752	$3,052,243	$3,163,254	$3,300,269		$2,331,484

Capitalization as of December 31:
Common Stockholder’s Equity	$1,305,015	$1,297,332	$1,353,704	$1,306,576		$469,837
Company-Obligated Trust
Preferred Securities	--	--	92,214	92,000		100,000
Long-Term Debt and Other Long-Term Obligations	481,871	438,764	470,274	472,400		519,481
Total Capitalization	$1,786,886	$1,736,096	$1,916,192	$1,870,976		$1,089,318

Capitalization Ratios:
Common Stockholder’s Equity	73.0%	74.7%	70.7%	69.8%		43.1%
Company-Obligated Trust
Preferred Securities	--	--	4.8	4.9		9.2
Long-Term Debt and Other Long-Term Obligations	27.0	25.3	24.5	25.3		47.7
Total Capitalization	100.0%	100.0%	100.0%	100.0%		100.0%

Distribution Kilowatt-Hour Deliveries (Millions):
Residential	4,249	4,166	4,196	721	3,264	3,949
Commercial	4,792	4,748	4,753	758	3,733	4,509
Industrial	4,589	4,443	4,336	685	3,658	4,698
Other	39	41	42	7	34	40
Total	13,669	13,398	13,327	2,171	10,689	13,196

Customers Served:
Residential	505,999	503,738	503,007	502,901		502,052
Commercial	78,519	77,737	77,125	76,005		74,282
Industrial	2,492	2,545	2,605	2,652		2,703
Other	1,056	1,069	1,081	1,099		1,110
Total	588,066	585,089	583,818	582,657		580,147

PENNSYLVANIA ELECTRIC COMPANY

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

Results of Operations

Net income increased to $36 million in 2004, compared to $21 million in 2003. The increase in 2004 resulted from higher operating revenues and other income partially offset by higher purchased power costs and other operating costs. Net income decreased to $21 million or 58.1% in 2003 from $51 million in 2002. In 2003, net income was lower due to lower operating revenues partially offset by reduced purchased power costs, other operating costs and depreciation and amortization charges.

Operating revenues increased by $61 million in 2004 compared to 2003, primarily due to higher revenues from distribution deliveries and transmission revenues, which were partially offset by lower retail generation revenues. Revenues from distribution deliveries increased by $30 million due to higher unit prices and a 2.0% increase in electricity throughput with increases in all customer sectors. Kilowatt-hour deliveries increased to commercial and industrial customers reflecting an improving economy in our service area. Retail generation revenues decreased by $9 million due to lower composite prices. This decrease was partially offset by a 3.1% increase in retail generation kilowatt-hour sales due to generation customers returning to us after switching to alternative suppliers. The lower retail generation prices were due to the PPUC Restructuring Settlement order (see Note 7). There was minimal wholesale sales activity in 2004 and 2003. Transmission revenues increased $40 million in 2004 compared with 2003 due to an amended power supply agreement with FES, which resulted in our recognizing certain transmission revenues that were previously attributed to FES which also increased transmission expenses as discussed below.

The significant decrease in customer shopping in 2004 reflects our low generation price as provider of last resort. Alternative suppliers have not been able to match that price by a sufficient margin to ensure profitability, particularly in the industrial sector.

Operating revenues decreased by $52 million in 2003 compared to 2002, primarily due to lower retail generation revenues and wholesale sales revenues slightly offset by higher distribution deliveries revenues. Total retail generation kilowatt-hour sales decreased 2.5% ($22 million in operating revenues) as a result of decreases in industrial sales (7.2%), residential sales (0.7%) and commercial sales (0.6%). The decrease in industrial sales was primarily due to more industrial customers being served by alternative suppliers. Wholesale sales revenues decreased by $32 million in 2003, primarily attributable to lower sales to non-affiliated companies. Kilowatt-hour deliveries increased by 0.5% due to an increase in industrial deliveries as a result of a slightly improving economy - partially offset by lower deliveries to residential and commercial customers.

Changes in electric generation sales and distribution deliveries in 2004 and 2003 are summarized in the following table:

Changes in Kilowatt-hour Sales	2004	2003
Increase (Decrease)
Electric Generation:
Retail	3.1%	(2.5)%
Wholesale	(100.0)%	(99.5)%
Total Electric Retail Generation Sales	3.1%	(6.4)%
Distribution Deliveries:
Residential	2.0%	(0.7)%
Commercial	0.9%	(0.1)%
Industrial	3.3%	2.5%
Total Distribution Deliveries	2.0%	0.5%

Operating Expenses and Taxes

Total operating expenses and taxes increased by $48 million or 5.2% in 2004 and decreased $24 million or 2.6% in 2003, compared to the preceding year. Higher purchased power costs, other operating costs and income taxes, accounted for the increase in 2004. In 2003, the decrease was due to lower purchased power costs, depreciation, amortization and income taxes, offset in part by an increase in general taxes. The following table presents changes from the prior year by expense category.

Operating Expenses and Taxes - Changes	2004	2003
Increase (Decrease)	(In millions)

Purchase power costs	$20	$(6)
Other operating costs	19	(2)

Provision for depreciation	(6)	(6)
Amortization of regulatory assets	7	(5)
General taxes	1	2
Income taxes	7	(7)
Total operating expenses and taxes	$48	$(24)

Purchased power costs increased by $20 million or 3.7% in 2004, compared to the prior year. The increase was due primarily to higher kilowatt-hours purchased to meet the increased retail generation sales requirements. Purchased power costs decreased by $6.0 million or 1.1% in 2003, compared to 2002, due primarily to a reduction in kilowatt-hours purchased to support lower kilowatt-hour sales to retail and wholesale customers.

Other operating costs increased by $19 million or 10.5% in 2004, compared to 2003. The increase was primarily due to increased transmission expenses, which were assumed in 2004 due to a change in the power supply agreement with FES and to higher vegetation management costs. Other operating costs were relatively unchanged in 2003 compared to 2002.

Depreciation charges decreased in 2004 primarily due to certain assets being fully depreciated in 2003. Depreciation charges decreased in 2003 compared to 2002 due to information system assets being fully depreciated in 2002 and higher cost of removal charges in 2002 compared to 2003. Amortization of regulatory assets increased in 2004 compared to the prior year due to a higher level of deferred NUG cost recovery. The decrease in 2003 from 2002 was due to lower CTC revenue recovering deferred costs.

Net Interest Charges

Net interest charges decreased $2 million in 2004 compared to the prior year, reflecting the redemption of $100 million of 7.34% subordinated debentures in September 2004. This decrease was partially offset by interest expense resulting from intercompany loans through the money pool discussed below. We became a net borrower in 2004 due to a required repayment to the NUG trust fund. In 2003, we were a net lender due to a $106 million withdrawal from the NUG trust. Net interest charges increased $3 million in 2003, compared to the prior year. The increase was due to the change in deferred interest costs, offset in part by lower preferred stock dividend requirements.

Cumulative Effect of Accounting Change

Upon adoption of SFAS 143 in the first quarter of 2003, we recorded an after-tax gain to net income of $1.1 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component, was a $1.9 million increase to income, or $1.1 million net of income taxes.

Capital Resources and Liquidity

Our cash requirements in 2004 for operating expenses, construction expenditures and scheduled debt maturities were met with a combination of cash from operations and funds from the capital markets. During 2005 and thereafter, we expect to meet our contractual obligations with a combination of cash from operations and funds from the capital markets.

Changes in Cash Position

There was no change as of December 31, 2004 and December 31, 2003 in our cash and cash equivalents of $36,000.

Cash Flows From Operating Activities

Our net cash provided from operating activities was $46 million in 2004, $16 million in 2003 and $39 million in 2002, summarized as follows:

Operating Cash Flows	2004	2003	2002
	(In millions)

Cash earnings (1)	$112	$88	$63
Pension trust contribution(2)	(30)	--	--
Working capital and other	(36)	(72)	(24)

Total	$46	$16	$39

(1) Cash earnings is a non-GAAP measure (see reconciliation below).
(2) Pension trust contribution net of $20 million of income tax benefits.

Cash earnings (in the table above) are not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance.

Reconciliation of Cash Earnings	2004	2003	2002
	(In millions)

Net Income (GAAP)	$36	$21	$51
Non-Cash Charges (Credits):
Provision for depreciation	47	52	59
Amortization of regulatory assets	50	45	49
Deferred costs recoverable as regulatory assets	(87)	(80)	(106)
Deferred income taxes and investment tax credits	58	41	11
Cumulative effect of accounting change	--	(2)	--
Other non-cash expenses	8	11	(1)
Cash earnings (Non-GAAP)	$112	$88	$63

Net cash provided from operating activities increased $30 million in 2004 compared to 2003 resulting from increases of $36 million from working capital changes and $24 million in cash earnings, partially offset by a $30 million after-tax voluntary pension contribution. The increase from working capital was principally due to changes in accounts payable balances. The increase in cash earnings is described under "Results of Operations". Net cash from operating activities decreased by $23 million in 2003 compared to 2002 due to a $48 million decrease from changes in working capital partially offset by a $25 million increase in cash earnings which is described under "Results of Operations". The decrease from working capital resulted from a $79 million change in accounts payable partially offset by a $41 million change in receivables.

Cash Flows From Financing Activities

Net cash provided from financing activities of $76 million in 2004 compares to net cash of $49 million used in 2003. The net change reflects a $97 million increase in borrowings and a $28 million decrease in common stock dividend payments to FirstEnergy. The net decrease of $17 million in net cash used for financing activities in 2003 compared to 2002 reflects a $24 million reduction in net debt refinancing activity partially offset by a $7 million increase in common stock dividend payments to FirstEnergy. The following table provides details regarding new issues and redemptions during each year:

Securities Issued or Redeemed	2004	2003	2002
	(In millions)

New Issues - Unsecured notes	$150	$--	$--
Redemptions - Unsecured notes	229	1	50

Short-term Borrowings, net (use)/source of cash	163	(12)	13

In March 2004, we completed a receivables financing arrangement providing for borrowings of up to $75 million. The borrowing rate is based on bank commercial paper rates. We are required to pay an annual facility fee of 0.30% on the entire finance limit. The facility was undrawn as of December 31, 2004 and matures on March 29, 2005. These receivables financing arrangements are expected to be renewed prior to expiration.

On September 1, 2004, we redeemed at par $100 million principal amount of our subordinated debentures in connection with the concurrent redemption at par of $100 million principal amount of 7.34% Penelec Capital Trust Preferred Securities.

As of December 31, 2004, we had approximately $241 million of short-term indebtedness, compared to $78 million at the end of 2003. Penelec has obtained authorization from the SEC to incur short-term debt of up to $250 million (including the utility money pool). We will not issue FMB other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2004, we had the ability to issue $25 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

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

Ratings of Securities
	Securities	S&P	Moody’s	Fitch

FirstEnergy	Senior unsecured	BB+	Baa3	BBB-

Penelec	Senior secured	BBB	Baa1	BBB+
	Senior unsecured	BBB-	Baa2	BBB

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

Cash Flows From Investing Activities

Cash used for investing activities totaled $123 million in 2004 and cash provided from investing activities totaled approximately $22 million in 2003. In both periods, cash outflows for property additions were made to support the distribution of electricity. In 2004, cash was used for a $51 million repayment to the NUG trust fund, while in 2003 cash was provided from a $106 million withdrawal from the NUG trust fund. Finally, net loan payments to associated companies resulted in cash used of $8 million in 2004, whereas we received net payments of $2 million in 2003.

Our capital spending for the period 2005-2007 is expected to be about $272 million for property additions and improvements, of which approximately $89 million applies to 2005.

Contractual Obligations

As of December 31, 2004, our estimated cash payments under existing contractual obligations that we consider firm obligations were as follows:

Contractual Obligations	Total	2005	2006- 2007	2008- 2009	Thereafter
(In millions)

Long-term debt (2)	$491	$8	$3	$100	$380
Short-term borrowings	241	241	--	--	--
Purchases (1)	3,437	345	887	793	1,412
Total	$4,169	$594	$890	$893	$1,792

(1) Power purchases under contracts with fixed or minimum quantities and approximate timing
            (2) Amounts reflected do not include interest on long-term debt.
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

Commodity Price Risk

We are exposed to market  risk primarily due to fluctuations in electricity and natural  gas prices. To manage  the volatility  relating to these exposures, we use a variety of non-derivative and derivative instruments, including options and futures contracts. The derivatives are used for hedging purposes. As of December 31, 2004 and 2003, we had commodity derivative contracts related to energy production that did not qualify for hedge treatment under SFAS 133. The fair value of these contracts was $15 million as of December 31, 2004 and 2003, and are included in non-current assets.

The valuation of derivative contracts is based on observable market information to the extent that such information is available. In cases where such information is not available, we rely on model-based information. The model provides estimates of future regional prices for electricity and an estimate of related price volatility. We utilize these results in developing estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of derivative contracts by year are summarized in the following table:

Source of Information - Fair Value by Contract Year

	2005	2006	2007	2008	Thereafter	Total
	(In millions)

Prices based on external sources(1)	$4	$3	$--	$--	$--	$7
Prices based on models	--	--	2	2	4	8

Total(2)	$4	$3	$2	$2	$4	$15

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

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since our debt has fixed interest rates.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2005	2006	2007	2008	2009	after	Total	Value
(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income						$146	$146	$146
Average interest rate						4.3%	4.3%

Liabilities
Long-term Debt and Other Long-term Obligations:
Fixed rate	$8		$3		$100	$380	$491	$521
Average interest rate	7.5%		6.1%		6.1%	6.0%	6.0%
Short-term Borrowings	241						$241	$241
Average interest rate	2.0%						2.0%

Equity Price Risk

Included in nuclear decommissioning trusts are marketable equity securities carried at their current fair value of approximately $60 million and $54 million at December 31, 2004 and 2003, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $6 million reduction in fair value as of December 31, 2004 (see Note 4 - Fair Value of Financial Instruments).

Outlook

Beginning in 1999, all of our customers were able to select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. The PPUC authorized our rate restructuring plan, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a CTC. Customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier. We have a continuing responsibility, referred to as our PLR obligation, to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits.

We recognize, as regulatory assets, costs which the PPUC and the FERC have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income when incurred. All regulatory assets are expected to be recovered under our regulatory plan. Our regulatory assets totaled $200 million and $497 million as of December 31, 2004 and December 31, 2003, respectively.

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

On January 12, 2005, we filed, before the PPUC, a request for deferral of transmission-related costs beginning January 1, 2005, estimated to be approximately $4 million per month. Various parties have intervened in this case.

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

Legal Matters

Various lawsuits, claims (including claims for asbestos exposure) and proceedings related to our normal business operations are pending against us, the most significant of which are described above and in Note 11(C) to the consolidated financial statements.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate goodwill for impairment at least annually and make such evaluations more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment were indicated, we would recognize a loss - calculated as the difference between the implied fair value of its goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2004, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. In the year ended December 31, 2004, we adjusted goodwill related to interest received on a pre-merger income tax refund and for the reversal of tax valuation allowances related to income tax benefits realized attributable to prior period capital loss carryforwards that were used to offset capital gains generated in 2004. As of December 31, 2004, we had recorded goodwill of approximately $888 million.

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

In the third quarter of 2004, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $50 million). Prior to this contribution, projections indicated that cash contributions of approximately $600 million would have been required during the 2006 to 2007 time period under minimum funding requirements established by the IRS. FirstEnergy's election to pre-fund the plan is expected to eliminate that funding requirement.

As a result of our voluntary contribution and the increased market value of pension plan assets, we reduced our accrued benefit cost as of December 31, 2004 by $32 million. As prescribed by SFAS 87, we increased our additional minimum liability by $18 million, offset by a charge to OCI. The balance in AOCL of $52 million (net of $37 million in deferred taxes) will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

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

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	2004	2003	2002
	(In thousands)

OPERATING REVENUES (Note 2(I))	$1,036,070	$974,857	$1,027,102

OPERATING EXPENSES AND TAXES:
Fuel and purchased power (Note 2(I))	570,369	550,155	556,133
Other operating costs (Note 2(I))	197,069	178,393	180,161
Provision for depreciation	47,104	51,754	58,913
Amortization of regulatory assets	50,403	44,908	48,990
General taxes	68,132	66,999	65,301
Income taxes	29,313	22,403	29,414
Total operating expenses and taxes	962,390	914,612	938,912

OPERATING INCOME	73,680	60,245	88,190

OTHER INCOME	2,314	1,885	1,742

NET INTEREST CHARGES:
Interest on long-term debt	30,029	29,565	31,758
Allowance for borrowed funds used during construction	(248)	(320)	(52)
Deferred interest	190	4,553	(3,299)
Other interest expense	9,993	4,318	3,061
Subsidiary's preferred stock dividend requirements	--	3,777	7,554
Net interest charges	39,964	41,893	39,022

INCOME BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE	36,030	20,237	50,910

Cumulative effect of accounting change (net of income taxes of $777,000) (Note 2(G))	--	1,096	--

NET INCOME	$36,030	$21,333	$50,910

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2004	2003
	(In thousands)
ASSETS
UTILITY PLANT:
In service	$1,981,846	$1,966,624
Less-Accumulated provision for depreciation	776,904	785,715
	1,204,942	1,180,909
Construction work in progress	22,816	29,063
	1,227,758	1,209,972
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts	109,620	102,673
Non-utility generation trusts	95,991	43,864
Long-term notes receivable from associated companies	14,001	13,794
Other	18,746	19,635
	238,358	179,966
CURRENT ASSETS:
Cash and cash equivalents	36	36
Receivables-
Customers (less accumulated provisions of $4,712,000 and $5,833,000, respectively, for uncollectible accounts)	121,112	124,462
Associated companies	97,528	88,598
Other (less accumulated provisions of $4,000 and $399,000, respectively, for uncollectible accounts)	12,778	15,767

Notes receivable from associated companies	7,352	--
Prepayments and other	7,198	2,511
	246,004	231,374
DEFERRED CHARGES:
Goodwill	888,011	898,547
Regulatory assets	200,173	497,219
Accumulated deferred income tax benefits	--	16,642
Other	13,448	18,523
	1,101,632	1,430,931
	$2,813,752	$3,052,243
CAPITALIZATION AND LIABILITIES

CAPITALIZATION(See Consolidated Statements of Capitalization):
Common stockholder’s equity	$1,305,015	$1,297,332
Long-term debt and other long-term obligations	481,871	438,764
	1,786,886	1,736,096
CURRENT LIABILITIES:
Currently payable long-term debt	8,248	125,762
Short-term borrowings (Note 10)-
Associated companies	241,496	78,510
Accounts payable-
Associated companies	56,154	55,831
Other	25,960	40,192
Accrued taxes	7,999	8,705
Accrued interest	9,695	12,694
Other	23,750	21,764
	373,302	343,458
NONCURRENT LIABILITIES:
Power purchase contract loss liability	382,548	670,482
Asset retirement obligation	66,443	105,089
Accumulated deferred income taxes	37,318	--
Retirement benefits	118,247	145,081
Other	49,008	52,037
	653,564	972,689
COMMITMENTS AND CONTINGENCIES
(Notes 5 and 11)
	$2,813,752	$3,052,243

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2004	2003
(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, par value $20 per share, authorized 5,400,000 shares 5,290,596 shares outstanding	$105,812	$105,812
Other paid-in capital	1,205,948	1,215,667
Accumulated other comprehensive loss (Note 2 (F))	(52,813)	(42,185)
Retained earnings (Note 8(A))	46,068	18,038
Total common stockholder's equity	1,305,015	1,297,332

LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS (Note 8 (C)):
First mortgage bonds:
6.125% due 2007	3,495	3,700
5.350% due 2010	12,310	12,310
5.350% due 2010	12,000	12,000
5.800% due 2020	20,000	20,000
6.050% due 2025	25,000	25,000
Total first mortgage bonds	72,805	73,010

Unsecured notes:
5.750% due 2004	--	125,000
7.500% due 2005	8,000	8,000
6.125% due 2009	100,000	100,000
7.770% due 2010	35,000	35,000
5.125% due 2014	150,000	--
6.625% due 2019	125,000	125,000
7.340% due 2039	--	95,520
7.690% due 2039	--	2,968
Total unsecured notes	418,000	491,488

Capital lease obligations (Note 5)	43	540
Net unamortized discount on debt	(729)	(512)
Long-term debt due within one year	(8,248)	(125,762)
Total long-term debt and other long-term obligations	481,871	438,764

TOTAL CAPITALIZATION	$1,786,886	$1,736,096

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER’S EQUITY

					Accumulated
		Common Stock		Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2002		5,290,596	$105,812	$1,188,190	$1,779	$10,795
Net income	$50,910					50,910
Net unrealized gain on investments	5				5
Net unrealized loss on derivative instruments	(1,853)				(1,853)
Comprehensive income	$49,062
Cash dividends on common stock						(29,000)
Purchase accounting fair value adjustment				27,066

Balance, December 31, 2002		5,290,596	105,812	1,215,256	(69)	32,705
Net income	$21,333					21,333
Net unrealized gain on derivative instruments	72				72
Minimum liability for unfunded retirement benefits, net of $(29,908,000) of income taxes	(42,188)				(42,188)
Comprehensive loss	$(20,783)
Cash dividends on common stock						(36,000)
Purchase accounting fair value adjustment				411

Balance, December 31, 2003		5,290,596	105,812	1,215,667	(42,185)	18,038
Net income	$36,030					36,030
Net unrealized loss on investments	(2)				(2)
Net unrealized loss on derivative instruments, net of $(249,000) of income taxes	(353)				(353)
Minimum liability for unfunded retirement benefits, net of $(7,298,000) of income taxes
	(10,273)				(10,273)
Comprehensive loss	$25,402
Cash dividends on common stock						(8,000)
Purchase accounting fair value adjustment				(9,719)

Balance, December 31, 2004		5,290,596	$105,812	$1,205,948	$(52,813)	$46,068

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Subject to Mandatory Redemption

	Number	Carrying
	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2002	4,000,000	$92,000
Amortization of fair market value adjustment		214

Balance, December 31, 2002	4,000,000	92,214

FIN 46 Deconsolidation
7.34% Series	(4,000,000)	(92,428)
Amortization of fair market value adjustment		214
Balance, December 31, 2003	--	--
Balance, December 31, 2004	--	$--

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$36,030	$21,333	$50,910
Adjustments to reconcile net income to net cash from operating activities:
Provision for depreciation	47,104	51,754	58,913
Amortization of regulatory assets	50,403	44,908	48,990
Deferred costs recoverable as regulatory assets	(87,379)	(80,126)	(105,380)
Deferred income taxes and investment tax credits, net	77,375	40,889	10,861
Accrued retirement benefit obligations	5,822	2,727	--
Accrued compensation, net	3,226	7,956	(1,275)
Cumulative effect of accounting change (Note 2(G))	--	(1,873)	--
Pension trust contribution	(50,281)	--	--
Decrease (Increase) in operating assets:
Receivables	(2,591)	13,052	(27,509)
Prepayments and other current assets	(4,687)	41	6,054
Increase (Decrease) in operating liabilities:
Accounts payable	(13,909)	(84,700)	(5,514)
Accrued taxes	(705)	(4,215)	(7,984)
Accrued interest	(2,999)	--	411
Other	(11,116)	4,230	10,835
Net cash provided from operating activities	46,293	15,976	39,312

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	150,000	--	--
Short-term borrowings, net	162,986	--	12,804
Redemptions and Repayments-
Long-term debt	(228,670)	(812)	(49,973)
Short-term borrowings, net	--	(11,917)	--
Dividend Payments-
Common stock	(8,000)	(36,000)	(29,000)
Net cash provided from (used for) financing activities	76,316	(48,729)	(66,169)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(51,801)	(44,657)	(50,671)
Non-utility generation trusts withdrawals (contributions)	(50,614)	66,327	49,044
Loan repayments from (payments to) associated companies, net	(7,559)	1,721	--
Other, net	(12,635)	(912)	(239)
Net cash provided from (used for) investing activities	(122,609)	22,479	(1,866)

Net change in cash and cash equivalents	--	(10,274)	(28,723)
Cash and cash equivalents at beginning of period	36	10,310	39,033
Cash and cash equivalents at end of period	$36	$36	$10,310

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$40,765	$37,497	$32,695
Income taxes (refund)	$(36,434)	$10,695	$43,613

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF TAXES

	2004	2003	2002
	(In thousands)
GENERAL TAXES:
State gross receipts*	$55,390	$53,716	$55,505
Other	12,742	13,283	9,796
Total general taxes	$68,132	$66,999	$65,301

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$(38,759)	$(15,968)	$17,554
State	(8,615)	692	5,833
	(47,374)	(15,276)	23,387
Deferred, net-
Federal	64,435	35,136	10,600
State	13,959	6,741	1,293
	78,394	41,877	11,893
Investment tax credit amortization	(1,019)	(988)	(1,032)
Total provision for income taxes	$30,001	$25,613	$34,248

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$29,313	$22,403	$29,414
Other income	688	2,433	4,834
Cumulative effect of accounting change	--	777	--
Total provision for income taxes	$30,001	$25,613	$34,248

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$66,031	$46,946	$85,158
Federal income tax expense at statutory rate	$23,111	$16,431	$29,805
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(1,019)	(988)	(1,032)
Depreciation	1,649	2,655	1,591
State income tax, net of federal benefit	3,474	4,831	4,702
Other, net	2,786	2,684	(818)
Total provision for income taxes	$30,001	$25,613	$34,248

ACCUMULATED DEFERRED INCOME TAXES AT
DECEMBER 31:
Property basis differences	$294,220	$291,752	$242,192
Nuclear decommissioning	(40,349)	(39,869)	(41,665)
Non-utility generation costs	(181,649)	(223,350)	(223,644)
Purchase accounting basis difference	(762)	(762)	(762)
Sale of generation assets	7,495	7,495	7,495
Customer receivables for future income taxes	52,063	55,817	52,793
Other comprehensive income	(37,455)	(29,908)	--
Employee benefits	(20,397)	(42,368)	--
Other	(35,848)	(35,449)	(37,926)
Net deferred income tax liability (asset)	$37,318	$(16,642)	$(1,517)

* Collected from customers through regulated rates and included in revenue on the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include Penelec (Company) and its wholly owned subsidiaries. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility subsidiaries, including OE, CEI, TE, ATSI, JCP&L and Met-Ed.

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

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2004	2003
	(In millions)

Regulatory transition costs	$114	$366
Customer receivables for future income taxes	119	128
Nuclear decommissioning costs	(47)	(1)
Loss on reacquired debt and other	14	4
Total	$200	$497

Regulatory transition charges as of December 31, 2004 consist primarily of deferred charges for above-market costs from power supplied by NUGs. These costs are being recovered through CTC revenues. The regulatory asset for above-market NUG costs and a corresponding liability are adjusted to fair value at the end of each quarter.

Accounting for Generation Operations-

The application of SFAS 71 was discontinued in 1999 with respect to the Company's generation operations. The Company subsequently divested substantially all of its generating assets. The SEC's interpretive guidance and EITF 97-4 regarding asset impairment measurement, provides that any supplemental regulated cash flows such as a CTC should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows.

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

Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2004 or 2003, with respect to any particular segment of the Company's customers. Total customer receivables were $121 million (billed - $76 million and unbilled - $45 million) and $124 million (billed - $73 million and unbilled - $51 million) as of December 31, 2004 and 2003, respectively.

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

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.5% in 2004, 2.7% in 2003, and 3.0% in 2002. The decrease in the composite depreciation rate reflects changes in the depreciable plant base due to assets with higher depreciation rates being fully depreciated since 2002.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, the Company evaluates its goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's 2004 annual review was completed in the third quarter of 2004 with no impairment indicated. The forecasts used in the Company's evaluations of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on the Company's future evaluations of goodwill. As of December 31, 2004, the Company had $888 million of goodwill. In 2004, the Company adjusted goodwill for interest received on a pre-merger income tax refund and for the reversal of tax valuation allowances related to income tax benefits realized attributable to prior period capital loss carryforwards that were offset by capital gains generated in 2004.

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

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder’s equity except those resulting from transactions with FirstEnergy. As of December 31, 2004, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $52 million and unrealized losses on derivative instrument hedges of $1 million. As of December 31, 2003, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $42 million.

(G)	CUMULATIVE EFFECT OF ACCOUNTING CHANGE

As a result of adopting SFAS 143 in January 2003, asset retirement costs were recorded in the amount of $93 million as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $93 million. The ARO liability on the date of adoption was $99 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $1.9 million increase to income ($1.1 million net of tax) in the year ended December 31, 2003. If SFAS 143 had been applied during 2002, the impact would not have been material to the Company’s Consolidated Statements of Income.

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

Operating revenues, operating expenses and other income included transactions with affiliated companies, primarily FESC, GPUS and FES. GPUS (until it ceased operations in mid-2003) and FESC have provided legal, accounting, financial and other corporate support services to the Company. The Company also entered into sale and purchase transactions with affiliates (JCP&L and Met-Ed) during 2002. Effective September 1, 2002, the Company purchases a portion of its PLR responsibility from FES through a wholesale power sale agreement. The primary affiliated companies transactions are as follows:

	2004	2003	2002
	(In millions)
Operating Revenues:
Wholesale sales-affiliated companies	$--	$--	$9

Operating Expenses:
Power purchased from FES	404	307	188
Service Company support services	45	55	82
Power purchased from other affiliates	--	5	10

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy and a "mutual service company" as defined in Rule 93 of the PUHCA. The vast majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company’s proportionate amount of FirstEnergy’s aggregate total for direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. It is management’s belief that allocation methods utilized are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days, except for a net $45 million receivable from affiliates for OPEB obligations.

3.	PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of the Company's employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the third quarter of 2004, FirstEnergy made a $500 million voluntary contribution to its pension plan (Company's share was $50 million). Prior to this contribution, projections indicated that cash contributions of approximately $600 million would have been required during the 2006 to 2007 time period under minimum funding requirements established by the IRS. The election to pre-fund the plan is expected to eliminate that funding requirement. Since the contribution is deductible for tax purposes, the after-tax cash impact of the voluntary contribution is approximately $300 million (the Company's share was $30 million).

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy’s pension and OPEB plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2004	2003	2004	2003
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,162	$3,866	$2,368	$2,077
Service cost	77	66	36	43
Interest cost	252	253	112	136
Plan participants’ contributions	--	--	14	6
Plan amendments	--	--	(281)	(123)
Actuarial (gain) loss	134	222	(211)	323
Benefits paid	(261)	(245)	(108)	(94)
Benefit obligation as of December 31	$4,364	$4,162	$1,930	$2,368

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,315	$2,889	$537	$473
Actual return on plan assets	415	671	57	88
Company contribution	500	--	64	68
Plan participants’ contribution	--	--	14	2
Benefits paid	(261)	(245)	(108)	(94)
Fair value of plan assets as of December 31	$3,969	$3,315	$564	$537

Funded status	$(395)	$(847)	$(1,366)	$(1,831)
Unrecognized net actuarial loss	885	919	730	994
Unrecognized prior service cost (benefit)	63	72	(378)	(221)
Unrecognized net transition obligation	--	--	--	83
Net asset (liability) recognized	$553	$144	$(1,014)	$(975)

Amounts Recognized in the Consolidated Balance Sheets As of December 31

Accrued benefit cost	$(14)	$(438)	$(1,014)	$(975)
Intangible assets	63	72	--	--
Accumulated other comprehensive loss	504	510	--	--
Net amount recognized	$553	$144	$(1,014)	$(975)
Company's share of net amount recognized	$64	$14	$(92)	$(86)

Increase (decrease) in minimum liability included in other comprehensive income (net of tax)	$(4)	$(145)	--	--

Assumptions Used to Determine Benefit Obligations As of December 31

Discount rate	6.00%	6.25%	6.00%	6.25%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets As of December 31 Asset Category

Equity securities	68%	70%	74%	71%
Debt securities	29	27	25	22
Real estate	2	2	--	--
Cash	1	1	1	7
Total	100%	100%	100%	100%

Information for Pension Plans With an
Accumulated Benefit Obligation in
Excess of Plan Assets	2004	2003
	(In millions)
Projected benefit obligation	$4,364	$4,162
Accumulated benefit obligation	3,983	3,753
Fair value of plan assets	3,969	3,315

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2004	2003	2002	2004	2003	2002
	(In millions)
Service cost	$77	$66	$59	$36	$43	$29
Interest cost	252	253	249	112	137	114
Expected return on plan assets	(286)	(248)	(346)	(44)	(43)	(52)
Amortization of prior service cost	9	9	9	(40)	(9)	3
Amortization of transition obligation (asset)	--	--	--	--	9	9
Recognized net actuarial loss	39	62	--	39	40	11
Net periodic cost (income)	$91	$142	$(29)	$103	$177	$114
Company's share of net periodic cost (income)	$--	$7	$(16)	$3	$10	$3

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost	Pension Benefits			Other Benefits
for Years Ended December 31	2004	2003	2002	2004	2003	2002

Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Expected long-term return on plan assets	9.00%	9.00%	10.25%	9.00%	9.00%	10.25%
Rate of compensation increase	3.50%	3.50%	4.00%

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

Consistent with the guidance in FSP 106-2 issued on May 19, 2004, FirstEnergy recognized a reduction of $318 million in the accumulated postretirement benefit obligation as a result of the federal subsidy provided under the Medicare Act related to benefits for past service. This reduction was accounted for as an actuarial gain in 2004 pursuant to FSP 106-2. The subsidy reduced the Company's net periodic postretirement benefit costs by $5 million during 2004.

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company reduced its accrued benefit cost as of December 31, 2004 by $32 million. As prescribed by SFAS 87, the Company increased its additional minimum liability by $18 million, offset by a charge to OCI. The balance in AOCL of $52 million (net of $37 million in deferred taxes) will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

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

4. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt and Other Long-term Obligations-

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt and other long-term obligations as of December 31:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)

Long-term debt	$491	$521	$468	$508
Subordinated debentures to affiliated trusts	--	--	96	104
	$491	$521	$564	$612

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

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities: (1)
-Government obligations	$146	$146	$92	$92
-Corporate debt securities	--	--	1	1
	146	146	93	93
Equity securities (1)	62	62	56	56
	$208	$208	$149	$149

(1) Includes nuclear decommissioning and NUG trust investments.

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

	2004				2003
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)

Debt securities	$49	$1	$--	$50	$47	$2	$--	$49
Equity securities	55	7	2	60	36	18	--	54

	$104	$8	$2	$110	$83	$20	$--	$103

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2004 were as follows:

	2004	2003	2002
	(In millions)

Proceeds from sales	$102	$41	$24
Gross realized gains	18	1	--
Gross realized losses	--	--	--
Interest and dividend income	3	3	3

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2004:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions)

Debt securities	$8	$--	$4	$--	$12	$--
Equity securities	13	2	--	--	13	2
	$21	$2	$4	$--	$25	$2

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

5. LEASES:

Consistent with regulatory treatment, the rentals for capital leases are charged to operating expenses on the Consolidated Statements of Income. The Company has a capital lease for a building that expires in 2005. In 2004, total rentals related to this capital lease were $0.5 million. In each of 2003 and 2002, total rentals related to this capital lease were $0.7 million, comprised of an interest element of $0.1 million and other costs of $0.6 million.

As of December 31, 2004, the future minimum lease payments on the Company’s capital lease discussed above are $40,000 for the year 2005.

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

The Company has determined that for all but two of these entities, the Company has no variable interests in the entities or the entities are governmental or not-for-profit organizations not within the scope of FIN 46R. The Company may hold variable interests in the remaining two entities, which sell their output at variable prices that correlate to some extent with the operating costs of the plants.

As required by FIN 46R, the Company requests on a quarterly basis, the information necessary from these entities to determine whether they are VIEs or whether the Company is the primary beneficiary. The Company has been unable to obtain the requested information, which was deemed by the requested entity to be proprietary. As such, the Company applied the scope exception that exempts enterprises unable to obtain the necessary information to evaluate entities under FIN 46R. The maximum exposure to loss from these entities results from increases in the variable pricing component under the contract terms and cannot be determined without the requested data. The purchased power costs from these entities during 2004, 2003 and 2002 were $27 million, $27 million and $24 million, respectively.

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

On January 16, 2004, the PPUC initiated a formal investigation of whether the Company's "service reliability performance deteriorated to a point below the level of service reliability that existed prior to restructuring" in Pennsylvania. Hearings were held in early August 2004. On September 30, 2004, the Company filed a settlement agreement with the PPUC that addresses the issues related to this investigation. As part of the settlement, the Company, Met-Ed and Penn agreed to enhance service reliability, ongoing periodic performance reporting and communications with customers and to collectively maintain their current spending levels of at least $255 million annually on combined capital and operation and maintenance expenditures for transmission and distribution for the years 2005 through 2007. The settlement also outlines an expedited remediation process to address any alleged non-compliance with terms of the settlement and an expedited PPUC hearing process if remediation is unsuccessful. On November 4, 2004, the PPUC accepted the recommendation of the ALJ approving the settlement.

In June 2001, the PPUC approved the Settlement Stipulation with all of the major parties in the combined merger and rate relief proceedings which approved the FirstEnergy/GPU merger and provided the Company PLR deferred accounting treatment for energy costs. A February 2002 Commonwealth Court of Pennsylvania decision affirmed the PPUC decision regarding approval of the merger, remanded the issue of merger savings to the PPUC and denied the PLR deferral accounting treatment. In October 2003, the PPUC issued an order concluding that the Commonwealth Court reversed the PPUC’s June 2001 order in its entirety. In accordance with the PPUC's direction, the Company filed supplements to their tariffs which were effective October 2003 that reflected the CTC rates and shopping credits in effect prior to the June 21, 2001 order.

In response to its October 8, 2003 petition, the PPUC approved June 30, 2004 as the date for the Company's NUG trust fund refunds and denied its accounting request regarding the CTC rate/shopping credit swap by requiring the Company to treat the stipulated CTC rates that were in effect from January 1, 2002 on a retroactive basis. The Company subsequently filed with the Commonwealth Court, on October 31, 2003, an Application for Clarification with the judge, a Petition for Review of the PPUC's October 2 and October 16 Orders, and an application for reargument if the judge, in his clarification order, indicates that the Company's Objection was intended to be denied on the merits. The Reargument Brief before the Commonwealth Court was filed January 28, 2005.

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

On January 12, 2005, the Company filed, before the PPUC, a request for deferral of transmission-related costs beginning January 1, 2005, estimated to be approximately $4 million per month. Various parties have intervened in this case.

8.	CAPITALIZATION:

(A)	RETAINED EARNINGS-

In general, the Company’s FMB indentures restrict the payment of dividends or distributions on or with respect to the Company’s common stock to amounts credited to earned surplus since the date of its indenture. As of December 31, 2004, the Company had retained earnings available to pay common stock dividends of $36.0 million, net of amounts restricted under the Company’s FMB indentures.

(B)	PREFERRED STOCK-

The Company’s preferred stock authorization consists of 11.435 million shares without par value. No preferred shares are currently outstanding.

(C)	LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS-

Subordinated Debentures to Affiliated Trust

The Company had formed a statutory business trust to sell preferred securities and invest the gross proceeds in subordinated debentures. Ownership of the Company's trust had been through a separate wholly owned limited partnership. In this transaction, the trust had invested the gross proceeds from the sale of its preferred securities in the preferred securities of the limited partnership, which in turn invested those proceeds in the 7.34% subordinated debentures of the Company. On September 1, 2004, the Company extinguished the subordinated debentures held by its affiliated trust and redeemed all of the associated 7.34% preferred securities (aggregate value of $100 million).

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

Based on the amount of bonds authenticated by the Trustee through December 31, 2004, the Company’s annual sinking fund requirements for all bonds issued under the mortgage amount to approximately $1 million. The Company expects to fulfill its sinking fund obligation by providing bondable property additions to the Trustee.

Sinking fund requirements for FMB and maturing long-term debt for the next five years are:

(In millions)
2005	$ 8
2006	--
2007	3
2008	--
2009	100

The Company’s obligations to repay certain pollution control revenue bonds are secured by several series of FMB. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $69 million to pay principal of, or interest on, the pollution control revenue bonds.

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

The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning. The ARO liability as of the date of adoption of SFAS 143 was $99.1 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company recognized decommissioning liabilities of $129.9 million. The Company expects substantially all nuclear decommissioning costs to be recoverable through regulated rates. Therefore, a regulatory liability of $30.8 million was recognized upon adoption of SFAS 143. The ARO includes the Company's obligation for nuclear decommissioning of TMI-2. The Company's share of the obligation to decommission TMI-2 was developed based on a site-specific study performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2004, the fair value of the decommissioning trust assets was $110 million.

In the third quarter of 2004, the Company revised the ARO associated with TMI-2 as the result of a recently completed study and the anticipated operating license extension for TMI-1. The abandoned TMI-2 is adjacent to TMI-1 and the units are expected to be decommissioned concurrently. The net decrease in the Company's TMI-2 ARO liability and corresponding regulatory asset was $44 million.

The following table describes changes to the ARO balances during 2004 and 2003.

ARO Reconciliation	2004	2003
	(In millions)

Beginning balance as of January 1	$105	$99
Accretion	5	6
Revisions in estimated cash flows	(44)	--
Ending balance as of December 31	$66	$105

The following table provides the year-end balance of the ARO for 2002, as if SFAS 143 had been adopted on January 1, 2002.

Adjusted ARO Reconciliation	2002
(In millions)

Beginning balance as of January 1	$93
Accretion	6
Ending balance as of December 31	$99

10.	SHORT-TERM BORROWINGS:

The Company may borrow from its affiliates on a short-term basis. As of December 31, 2004, the Company had total short-term borrowings of $241.5 million from its affiliates. The weighted average interest rates on short-term borrowings outstanding at December 31, 2004 and 2003 were 2.0% and 1.7%, respectively.

The Company has a receivables financing agreement under which the Company can borrow up to an aggregate of $75 million at rates based on certain bank commercial paper and is required to pay an annual facility fee of 0.30% on the entire finance limit. This financing agreement expires on March 29, 2005. These receivables financing arrangements are expected to be renewed prior to expiration.

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

Legal Matters

Various lawsuits, claims (including claims for asbestos exposure) and proceedings related to the Company's normal business operations are pending against the Company, the most significant of which are described above.

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

EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies"

In March 2004, the FASB ratified the final consensus on Issue 03-16. EITF 03-16 requires that an investment in a limited liability company that maintains a "specific ownership account" for each investor should be viewed as similar to an investment in a limited partnership for determining whether the cost or equity method of accounting should be used. The equity method of accounting is generally required for investments that represent more than a three to five percent interest in a limited partnership. EITF 03-16 was adopted by Penelec in the third quarter of 2004 and did not affect the Company's financial statements.

FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction and Qualified Production Activities Provided by the American Jobs Creation Act of 2004"

Issued in December 2004, FSP 109-1 provides guidance related to the provision within the American Jobs Creation Act of 2004 (Act) that provides a tax deduction on qualified production activities. The Act includes a tax deduction of up to 9 percent (when fully phased-in) of the lesser of (a) "qualified production activities income," as defined in the Act, or (b) taxable income (after the deduction for the utilization of any net operating loss carryforwards). This tax deduction is limited to 50 percent of W-2 wages paid by the taxpayer. The FASB believes that the deduction should be accounted for as a special deduction in accordance with SFAS No. 109, "Accounting for Income Taxes." The Company is currently evaluating this FSP but does not expect it to have a material impact on the Company's financial statements.

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

14. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 2004 and 2003:

Three Months Ended	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(In millions)

Operating Revenues	$256.4	$242.2	$254.3	$283.1
Operating Expenses and Taxes	240.9	229.3	226.9	265.3
Operating Income	15.5	12.9	27.4	17.8
Other Income	--	0.4	1.3	0.7
Net Interest Charges	9.8	10.2	10.5	9.4
Net Income	$5.7	$3.1	$18.2	$9.1

Three Months Ended	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(In millions)

Operating Revenues	$254.9	$231.9	$242.1	$245.9
Operating Expenses and Taxes	242.2	215.6	228.5	228.3
Operating Income	12.7	16.3	13.6	17.6
Other Income (Expense)	(0.2)	0.5	0.5	1.0
Net Interest Charges	8.3	8.1	9.0	16.4
Income Before Cumulative Effect of Accounting Change	4.2	8.7	5.1	2.2
Cumulative Effect of Accounting	1.1	--	--	--
Change (Net of Income Taxes)
Net Income	$5.3	$8.7	$5.1	$2.2